Form 20-F
period 2021-12-31
Burning Rock Biotech Ltd
filed 2022-04-29
CIK 1792267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, 510005
The People’s Republic of China
(Address of principal executive offices)
Mr. Leo Li, Chief Financial Officer
Telephone: +
86
020-
3403 7871 Email: ir@brbiotech.com
No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, 510005
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
None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 87,784,001 Class A ordinary shares (excluding the 620,350 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans) and 17,324,848 Class B ordinary shares, par value US$0.000
2
 per share, as of December 31, 2021.
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
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the
Sarbanes-Oxley
Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.    ☒  Yes

☐
  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 22, 2022, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5010 to US$1.00.
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

•	our mission and strategies;

•	trends and competition in China’s cancer genotyping industry;

•	our expectations regarding demand for and market acceptance of our cancer therapy selection products and services and our ability to expand our customer base;

•	our ability to obtain and maintain intellectual property protections for our cancer therapy selection technologies and our continued research and development to keep pace with technology developments;

•	our ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP;

•	our future business development, financial condition and results of operations;

•	our ability to obtain financing cost-effectively;

•	potential changes of government regulations, regardless of whether they are directly related to our industry;

•	our ability to hire and maintain key personnel;

•	our relationship with our major business partners and customers; and

•	general economic and business conditions in China and elsewhere.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Risks Associated with Being Based in or Having the Majority of the Operations in China
As we mainly conduct our business in China, we may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in scientific research and technical services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List (2021 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party
transactions, but also to transfers of information between us and our wholly foreign-owned
enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.
We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These
China-related
risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.
The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over
China-based
companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly
enforcement. In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “network platform operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing activities affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022.

Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.
Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Tian Yuan Law Firm, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.
On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related
activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.
On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by
China-based
companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by
China-based
overseas-listed
companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, Tian Yuan Law Firm, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering in an overseas market is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in the past three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on
offerings or other offerings of the Chinese companies that have been listed overseas, including us. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.
Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on
offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.
Risks Associated with Our Corporate Structure
Burning Rock Biotech Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than directly controlling Beijing Burning Rock Biotech Limited, our wholly foreign owned entity, or WFOE, and indirectly Burning Rock (Beijing) Biotechnology Co., Ltd., the variable interest entity, or VIE, through certain contractual arrangements. These contractual arrangements were amended and restated in October 2019. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” What the ADSs investors purchased are equity securities of our ultimate Cayman Islands holding company rather than equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs, which we effectively control through certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in distribution of online information and other value-added
telecommunication services set out in the Negative List (2021 Edition) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. As a result, we have control over the VIEs through contractual arrangements. The VIE structure is used to replicate foreign investment in
China-based
companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide the WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs. As a result of our direct ownership in the WFOE and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including CSRC if we fail to comply with their rules and regulations.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a
China-based
company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in
China-based
companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
As used in this annual report, “we,” “us,” “our company,” “our,” or “the Company” refers to Burning Rock Biotech Limited and its subsidiaries, “the VIE” refers to our PRC variable interest entity, Burning Rock (Beijing) Biotechnology Co. Ltd. and “the VIEs” refers to the VIE and its subsidiaries.
For more information on risks related to our corporate structure, see “—D. Risk Factors—Risks Relating to Our Corporate Structure.” For more information on the requisite permissions and approvals for our business and the consequences in relation to failure to obtain the same, see “—D. Risk Factors—Risks Relating to Government Regulations.”
Permissions Required from the PRC Authorities
We conduct our business in China primarily through our subsidiaries in China and the VIEs. Our and the VIEs’ operations in China are governed by PRC laws and regulations. Save as otherwise disclosed in “—D. Risk Factors—Risks Relating to Government Regulations”, as of the date of this annual report, our PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. If we or the VIEs fail to obtain or maintain such licenses or permits, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. As of the date of this annual report, neither we nor the VIEs have been subject to any penalties from the relevant authorities for failure to obtain or maintain any required licenses or permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we are able to maintain our existing licenses and permits or obtain additional licenses, permits, filings or approvals for providing our products and services in the future. See “—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to extensive legal and regulatory requirements in China for our cancer therapy selection products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.”
Risks Associated with the Holding Foreign Companies Accountable Act
The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter
trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a
non-U.S.
government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Unless we are able to retain a
PCAOB-registered
auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form
20-F
for 2023, which would be due on April 30, 2024. Given that all
PCAOB-registered
firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the
PCAOB-registered
audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form
20-F
for 2022, which will be due on May 1, 2023.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
If we are designated as “Commission Identified Issuers” on the list published by the SEC, or if our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing or our ordinary shares on the Stock Exchange of Hong Kong or another
non-U.S.
exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing
non-U.S.
brokerage accounts.
The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form
20-F
to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form
20-F
for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.
In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Results of Operations, Financial Position and Cash Flows of the VIE and Its Subsidiaries
The tables below set forth the results of operations of the VIE and subsidiaries of the VIE included in our consolidated statements of comprehensive loss for 2019, 2020 and 2021:

	For the years ended December 31, 2019
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	61,428	381,460	(61,211)	381,677
Net loss	97,141	72,015	—	169,156

	For the years ended December 31, 2020
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	65,312	432,142	(67,551)	429,903
Net loss	161,059	244,765	1,411	407,235

	For the years ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Revenues	77,234	526,071	(95,443)	507,862	79,694
Net loss	277,034	508,803	10,860	796,697	125,021
The tables below set forth the condensed consolidated schedule of financial position of the VIE and subsidiaries of the VIE as of the dates indicated:

	As of December 31, 2020
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Cash and cash equivalents	1,745,572	149,736	—	1,895,308
Restricted cash	29,635	263	—	29,898
Inter-company receivables	495,526	8,432	(503,958)	—
Total current assets	2,679,294	348,316	(503,958)	2,523,652
Total non-current assets	101,160	38,216	—	139,376
Total assets	2,780,454	386,532	(503,958)	2,663,028
Inter-company payables	286,805	495,526	(782,331)	—
Total liabilities	359,450	664,905	(782,331)	242,024
Total shareholders’ (deficit) equity	2,421,004	(278,373)	278,373	2,421,004
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	2,780,454	386,532	(503,958)	2,663,028

	As of December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Cash and cash equivalents	1,245,467	185,850	—	1,431,317	224,605
Restricted cash	7,795	—	—	7,795	1,223
Inter-company receivables	897,633	75,560	(973,193)	—	—
Total current assets	2,237,927	556,212	(973,193)	1,820,946	285,748
Total non-current assets	354,409	103,232	—	457,641	71,814
Total assets	2,592,336	659,444	(973,193)	2,278,587	357,562
Inter-company payables	631,582	897,633	(1,529,215)	—	—
Total liabilities	747,025	1,215,466	(1,529,215)	433,276	67,993
Total shareholders’ (deficit) equity	1,845,311	(556,022)	556,022	1,845,311	289,569
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	2,592,336	659,444	(973,193)	2,278,587	357,562
The tables below set forth the cash flows of the VIE and subsidiaries of the VIE included in our consolidated statements of cash flows for 2019, 2020 and 2021:

	For the years ended December 31, 2019
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash used in operating activities	(181,048)	(46,993)	—	(228,041)
Net cash used in investing activities	(366,415)	(14,052)	33,807	(346,660)
Net cash generated from financing activities	571,002	34,540	(33,807)	571,735

	For the years ended December 31, 2020
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(232,106)	158,563	—	(73,543)
Net cash used in investing activities	(99,517)	(9,795)	—	(109,312)
Net cash generated from (used in) financing activities	2,196,599	(30,880)	—	2,165,719

	For the years ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(220,380)	(257,506)	—	(477,886)	(74,993)
Net cash (used in) generated from investing activities	(222,038)	(11,265)	315,000	81,697	12,823
Net cash (used in) generated from financing activities	(42,522)	304,623	(315,000)	(52,899)	(8,301)

Under PRC law, Burning Rock Biotech Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE and its subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements.
For 2019, 2020 and 2021, Burning Rock Biotech Limited and its subsidiaries provided loans of RMB34 million, nil and RMB315 million, respectively, to the VIE and VIE’s subsidiaries.
As of the date of this annual report, the VIE has not distributed any earnings or settled any amounts owed to us under the VIE Agreements. As the VIE has been loss-making and has not been generating any net cash from operations, it does not plan to pay any accrued technical fees under the VIE Agreements to us in the foreseeable future. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIE and its shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.”
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking

statements.
Risk Factor Summary
Risks Relating to Our Business and Industry

•	We are a cancer diagnostics company with a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

•	We have incurred net losses historically, and may not be able to achieve and maintain profitability.

•
Failure to maintain significant commercial market acceptance for our cancer therapy selection products and services, or any future products and services may harm our business and results of operations.

•	We may be unable to develop and commercialize our early cancer detection products or new cancer therapy selection products on a timely basis, or at all.

•	If we fail to keep up with industry and technology developments in a timely and cost-effective manner, we may be unable to compete effectively and our business and prospects could suffer.

•	If our products or services do not perform as expected, our operating results, reputation and business could suffer.

•	If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

•	If we cannot maintain or develop relationships with hospitals and physicians, our results of operations and prospects could be adversely affected.

•	We require substantial funding for our operations. If we cannot raise sufficient additional capital on acceptable terms, our business, financial condition and prospects may be adversely affected.

•
We depend on
third-party
suppliers and service providers for different aspects of our business. If these suppliers and service providers can no longer provide satisfactory products or services to us on commercially reasonable terms, our business and results of operations could be adversely affected.

•
If we cannot maintain or develop relationships with our research partners, the market adoption and endorsement of our products and services could suffer, which could in turn reduce our revenue prospects.

•	We rely on a limited number of suppliers for some of our laboratory equipment and supplies and may not be able to find replacements or immediately transition to alternative suppliers.

•	If we are unable to support the demand for our current or future products and services, including ensuring that we have adequate capacity to meet increased demand, our business could suffer.

•
We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations. In particular, the
COVID-19
outbreak in China and worldwide has adversely affected, and may continue to adversely affect, our business, results of operations and financial condition.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•	Failure to manage our growth or execute our strategies effectively may adversely affect our business and prospects.
Risks Relating to Government Regulations

•
We are subject to extensive legal and regulatory requirements in China for our cancer therapy selection products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.

•
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

•	The evolving government regulations may place additional burdens on our efforts to commercialize our products and services.

•
We may be exposed to liabilities under various
anti-corruption
laws and regulations. Any determination that we or our employees have violated these laws and regulations could have an adverse effect on our business or our reputation.

•	Any change in the regulations governing the use of personal data in China, which are still under development, could adversely affect our business and reputation.
Risks Relating to Our Corporate Structure

•
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
Our contractual arrangements with the VIE and its shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.

•
We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

•	Any failure by the VIE, its subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

•	The ultimate beneficial shareholders of the VIE may have conflicts of interest with us, which may adversely affect our business.

•
We conduct our business operations in the PRC through the VIE and its subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

•	If we exercise the option to acquire the equity interest and assets of the VIE, this equity interest or asset transfer may subject us to certain limitations and substantial costs.

•
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.

•	There may be a potential adverse impact to our company if our contractual arrangements with the VIE, its subsidiaries and shareholders are not treated as domestic investment.

•
Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could adversely affect our results of operations and reduce the value of your investment.

•
If the custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Risks Relating to Doing Business in the PRC

•
Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.

•
We are subject to many of the economic and political risks associated with emerging markets due to our operation in China. Adverse changes in the Chinese or global economic, political and social conditions as well as government policies could adversely affect our business and prospects.

•
Geopolitical tensions have led to a worsening relationship between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business and results of operations.

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•	We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

•
We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could adversely affect our ability to conduct our business.

•	Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

•	The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions, including dividend payments on our ordinary shares.

•	Inflation in the PRC could negatively affect our profitability and growth.

•
PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

•
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

•
The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

•	You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

•
We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and on our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

•
Any failure to comply with PRC regulations regarding our employee share incentive plans or share option plans may subject plan participants, who are PRC residents, or us to fines and other legal or administrative sanctions.

•	Our leased property interests may be defective and our right to lease the properties affected by defects may be challenged, which could cause disruption to our business.

•	We may be subject to penalties under relevant PRC laws and regulations due to failure to be in full compliance with social insurance and housing provident fund regulation.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

•
Recent litigation and negative publicity surrounding
China-based
companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

•
If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

•
Proceedings instituted by the SEC against the Big Four
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to The ADSs

•	The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

•
If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

•	Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

•	Our memorandum and articles of association contain anti-takeover provisions that could have an adverse effect on the rights of holders of our ordinary shares and the ADSs.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

•
Our
dual-class
share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for and the trading price of the ADSs.

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
Although our revenue grew rapidly in recent years, we have historically incurred net losses. In 2019, 2020 and 2021, we incurred net loss of RMB169.2 million, RMB407.2 million and RMB796.7 million (US$125.0 million) respectively. To date, we have financed our operations principally from revenue generated from operations, proceeds from our initial public offering and concurrent private placement and equity contributions from our shareholders.
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
Our cancer therapy selection products and services contributed substantially all of our revenue for 2019, 2020 and 2021. Although we are in the process of developing early cancer detection products, our cancer therapy selection tests will continue to account for a significant portion of our revenue in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

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
Central laboratory collaboration
. Currently, we primarily collaborate with hospitals and physicians under the central laboratory model, where the cancer patients’ treating physicians order our tests for the patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our laboratories for testing and then design treatment plans based on our test results. Since our inception, over 5,420 physicians from 757 hospitals across China had ordered our tests. To generate demand, we will need to continue to educate physicians at an increasing number of hospitals on the clinical utility, benefits and value of our tests through clinical trials, published papers, presentations at scientific conferences and one-on-one
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
In
-hospital
collaboration
. We are also actively expanding our collaboration with hospitals under the in-hospital
model. Under this model, we partner with hospitals to establish in-hospital
laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of December 31, 2021, we had partnered with 64 hospitals under the in-hospital
model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.
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
Clinical collaboration
. We have obtained the NMPA approval for two of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. The NMPA approval involves, among other things, successful completion of clinical trials for these products. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively
and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed.

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
We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, a novel strain of coronavirus, or
COVID-19,
has become widespread in China and around the world. In March 2020, the World Health Organization declared the
COVID-19
a pandemic, and the
COVID-19,
including its variants, has continued to spread across the globe. Since the beginning of 2020 and up to the date of this annual report, China and many other countries have taken various restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. In response to this pandemic, hospitals and physicians across China focused their efforts on treating
COVID-19
patients and prioritized resources toward containing the virus, resulting in many diagnostic procedures and cancer therapy selection testing being deferred. As a result, the demand for our products and services under both our central laboratory model and in-hospital
model may decrease and fluctuate accordingly from time to time, which adversely affected our business operations and financial performance in the first quarter of 2020. Our revenue and gross profit decreased in the first quarter of 2020 compared to the same period in 2019. Since the second quarter of 2020, both our central laboratory and in-hospital
businesses have resumed growth, including the third quarter of 2021 despite the adverse
COVID-19
impact in August 2021. In 2021, 28,199 patients took our tests, compared to 25,262 patients in 2020, and our reagent kit sales to partner hospitals also increased year over year. Our revenues increased by 18.1% from RMB429.9 million in 2020 to RMB507.9 million (US$79.7 million) in 2021. Our gross profit increased by 16.0% from RMB313.9 million in 2020 to RMB364.1 million (US$57.1 million) in 2021.
While the
COVID-19
situation has gradually improved in China and our business has resumed growth, the duration and scope of the
COVID-19
outbreak, and the potential downturn brought by the
COVID-19
outbreak are difficult to assess or predict. In addition, the emergence of the more infectious variants, including the delta and omicron variants, have caused the resurgence in cases in various parts of China and have accordingly led to the prolonging and re-imposition
of restrictive measures. In particular, the emergence of the
COVID-19
cases caused by the omicron variants in the Yangtze Delta region in early 2022 (especially Shanghai in March and April) has resulted in severely restrictive measures, including city-wide lock-down. The extent to which the
COVID-19
outbreak impacts our business, results of operations and financial condition will depend on many factors beyond our control, including the extent of future resurgences of the disease and its variants, vaccine distribution and other actions in response to the virus or to contain its impact, and we are closely monitoring its impact on us. Our business operations could be disrupted if any of our employees is suspected of contracting
COVID-19,
since our employees could be quarantined and/or our offices be shut down for disinfection. Our business operations may be adversely affected if our suppliers, partner hospitals or other business partners continue to be affected by
COVID-19.
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
Misconduct of our employees, consultants or other business partners could engage in misconduct that adversely affects our business.
Our employees, consultants and other business partners could engage in misconduct that adversely affects our business. For example, we are subject to a number of obligations and standards arising from our business relationships with our customers. The violation of these obligations and standards by any of our employees, consultants and other business partners would adversely affect our relationship with our customers. The misconduct of our employees, consultants and other business partners, including the improper use or disclosure of confidential information and improper speech and behavior in the public domain (especially when they identify us in such speech or behavior), could cause harm to our reputation, financial position and current and future business relationships. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If our employees, consultants and other business partners were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.
If our central laboratory fails to comply with applicable laboratory licensing requirements, or become damaged or inoperable, our ability to perform tests may be jeopardized.
We currently derive a substantial majority of our revenue from tests performed at our central laboratory located in Guangzhou, Guangdong Province, China.
Currently, our central laboratory holds an NGS laboratory certificate issued by Guangdong Branch of the NCCL in May 2018. This certificate is valid for five years and its renewal is conditioned upon additional inspection on a regular and irregular basis. In May 2021, our central laboratory successfully renewed our clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL, which is valid for five years. If our central laboratory loses these certificates or fails to renew any certificate in a timely manner, or at all, whether as a result of revocation, suspension, limitation or any other external factors beyond our control, we would no longer be able to perform our tests, which could have an adverse effect on our business, financial condition and results of operations. In addition, we have voluntarily obtained certification from the CLIA to perform laboratory examinations and procedures on human specimens and the certification was successfully renewed in October 2020. We had also voluntarily obtained accreditation from the CAP for our central laboratory in February 2019, which we have successfully renewed in April 2022. As a condition of the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and inspection every other year, in addition to being subject to additional random inspections. There is no assurance that we could maintain or successfully renew the CLIA certification and the CAP accreditation. Loss of, or failure to renew, our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.
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
We rely on patents, software copyrights, trademarks, trade secrets and other intellectual property rights protection and contractual restrictions to protect our products, services and technologies. We have registered a number of patents and trademarks in China and have applied for additional patent registrations in China, Hong Kong, the U.S., the European Union and Japan. However, such protection is limited and may not adequately protect our rights. For example, some of the trademark applications for the labels we use in our products have been rejected by the Trademark Office of National Intellectual Property Administration for the reason that they have been preemptively registered by an independent third party. In December 2019, we filed a request for invalidation against these preemptively registered trademarks. The relevant authority ruled in our favor and invalidated the preemptively registered trademarks in November and December 2020 and the independent third party did not appeal, making the results final. We expect to register these trademarks in 2022. In 2021, we filed requests of review for some of the trademark applications which were rejected by the trademark office based on preemptively registered trademarks or other reasons. However, there is no guarantee that we can successfully register such trademarks in a timely manner, if at all.

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
If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the
Sarbanes-Oxley
Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form
20-F.
In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2021, as included in this annual report. As required by Section 404 of the
Sarbanes-Oxley
Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. In addition, our independent registered public accounting firm attested the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2021. If we fail to maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the
Sarbanes-Oxley
Act of 2002. We have incurred and will continue to incur additional costs and use additional management and other resources to comply with Section 404 of the
Sarbanes-Oxley
Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.
Past and future grants of
share-based
awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment.
We adopted two share incentive plans in May 2020 and October 2021, which we refer to as the 2020 Plan and 2021 Plan, respectively, in this annual report, to grant share-based
compensation awards to employees, directors, consultants and senior management to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Plan and 2021 Plan are 4,512,276 ordinary shares and 12,533,016 ordinary shares, respectively. We have also separately issued share incentive awards to our directors, officers and employees outside of the 2020 Plan and 2021 Plan. As of March 31, 2022, we had 18,037,031 Class A ordinary shares underlying outstanding share options, restricted shares and restricted share units. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

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
In addition, we have obtained the NMPA approval for two of our NGS reagent kits and may seek to obtain such approvals for our other NGS reagent kits or any other products currently under development, including our early cancer detection products, from time to time. The NMPA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical,
clinical or other studies. The process of obtaining NMPA approvals is inherently uncertain and there is no guarantee that our existing or future products could successfully obtain NMPA approvals in a timely manner, if at all. Delays or failure in obtaining NMPA approvals of our products could result in substantial additional costs, adversely affect our ability to compete with other companies, and negatively affect investors’ confidence in our financial performance and business prospects. Even if the NMPA approval is ultimately granted, we may not successfully maintain or renew the approval and the approval may be withdrawn. Any NMPA approval received may also restrict the intended use and marketing of the product we want to commercialize.

According to the most recently amended Regulations on the Supervision and Administration of Medical Devices which became effective on June 1, 2021, subject to more detailed administrative measures to be enacted by the NMPA and the PRC National Health Commission, or the NHC, qualified medical institutions may, based on clinical demands, conduct research and development on in vitro diagnostic testing reagents if the same type of products are not available at market in China, and may also use such in vitro diagnostic testing reagents internally under the instruction of practicing physicians. According to these provisions, medical institutions may use self-developed in vitro diagnostic testing reagents without medical device registration certificate for specific purposes under specific circumstances. However, since the specific administrative measures are still in the process of being formulated, there is uncertainty as to the specific requirements we must comply with.
As of the date of this annual report, we have not been subject to any penalties from the relevant authorities for the purchase, manufacture, sale and usage of these equipment, products and software. As advised by our PRC counsel, Tian Yuan Law Firm, the risk of penalties imposed by the competent authorities is relatively low. However, we cannot assure you that the competent governmental authorities will not take different views or interpretations from us or our PRC counsel, or enact new detailed or more restrictive rules and regulations. Failure to comply with laws or regulations may subject us to penalties, including fines, confiscation of these equipment, products and software and suspension of business, and our business and results of operations could be adversely affected.
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
Laws and regulations related to the management of human genetic resources in China are rapidly evolving and the enforcement thereof is likely to remain uncertain for the foreseeable future. On June 10, 1998, the Ministry of Science and Technology, or MOST, and the Ministry of Health jointly established the rules for protecting and utilizing human genetic resources, or HGR, in China. From 2006 to 2016, MOST and other regulatory agencies in China have been focused on HGR legislation, and proactively sought opinions from the public on draft regulations. In 2015, MOST issued a Guideline on HGR and reinforced its legislative efforts in HGR administration. In May 2019, the Regulation on Human Genetic Resources Management, or the HGR Regulation, was put in place. The State Council promulgated the HGR Regulation on May 28, 2019 and it became effective on July 1, 2019.
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
pre-registration
processes.
On October 17, 2020, the Standing Committee of the NPC promulgated the Biosecurity Law of the PRC which became effective on April 15, 2021. The new law, among other things, restates relevant approval or pre-registration
requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China HGR and safeguarding state biosecurity by the PRC government.

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
As of the date of this annual report, we, same as our peer companies in the healthcare industry in China, have received and may continue receiving notices from the relevant governmental authorities requiring us to share
HGR-related
information with competent government agencies from time to time, and have complied with all such requests. As of the same date, we have not been subject to any penalties from the competent governmental authorities for our business operations or clinical studies involving the use of China HGR. However, regulatory agencies in China may change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Failure to comply with existing or future HGR laws and regulations, including the HGR Regulation and the Biosecurity Law, may subject us to penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.
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
In addition, laws and regulations in China, including those regulating medical devices and supplies, are rapidly evolving. On February 9, 2021, the State Council promulgated the amended Regulations on Supervision and Administration of Medical Devices, which became effective on June 1, 2021. On August 26, 2021, the State Administration for Market Regulation promulgated the new Administrative Measures for the Registration and
Record-filing
of Medical Devices and the Administrative Measures for the Registration and
Record-filing
of IVD Reagents, both of which became effective on October 1, 2011. Changes in these areas could impose more stringent requirements on us and increase our compliance and other operating costs, and we may not be able to achieve or sustain profitability. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our NGS-based cancer
therapy selection products and services. Moreover, regulatory authorities may conduct periodic or unannounced inspections on pharmaceutical and medical device companies to check if these companies’ manufacturing, quality control and procurement, among others, are in compliance with relevant laws and regulations. If we are not able to maintain regulatory compliance or pass regulatory inspections, any regulatory approval that has been obtained may be revoked, and we may be required to recall our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

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

Chinese regulations governing the collection and use of personal data are still under development. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law defines “data” referred to therein as any recording of information in electronic or other forms and defines “data processing” as including the collection, storage, use, processing, transmission, provision, disclosure, etc. of data. Any organization or individual that collects data shall do so in a lawful and legitimate manner and shall not obtain data by stealing or other illegal means. Where laws and administrative regulations contain provisions on the purposes and scope of data collection and use, organizations and individuals shall collect and use data within the purposes and scope prescribed by laws and administrative regulations. Data processors shall establish and improve a whole-process
data security management system, organize data security education and trainings, and take appropriate technical and other necessary measures to protect data security. Following the PRC Data Security Law, the long anticipate Personal Information Protection Law of the PRC was promulgated on August 20, 2021 and became effective on November 1, 2021, which is considered China’s first comprehensive law in the personal information protection. The Personal Information Protection Law of the PRC emphasizes that the processing of personal information shall have clear and reasonable purposes and be carried out in a way that has minimal impact on personal rights and interests. The collection of personal information shall be limited to the smallest scope necessary for achieving the purpose of processing. No organization or individual may illegally collect, use, process or transmit the personal data of others, or illegally trade, provide or publicly disclose the personal data of others, or engage in personal data processing activities that endanger national security or public interests.
Although we believe that there is currently no PRC legal restriction on our internal use of our tested individuals’ personal data, any change in the regulatory regime in this regard could potentially subject us to more stringent data privacy regulations and affect our ability with regard to the collection and use of these personal data, which in turn could have an adverse effect on our business, financial condition and results of operations. In the future, we plan to expand our business internationally and will be subject to relevant regulatory regimes related to data privacy in those countries, which may be subject us to heightened standards of data protection.
Risks Relating to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
In accordance with the Negative List (2021 Edition) promulgated on December 27, 2021 and became effective on January 1, 2022, foreign investors are prohibited from investing in businesses related to the research, development, and application of genomic diagnosis and treatment technology.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and Beijing Burning Rock Biotech Limited, our wholly owned subsidiary, or WFOE, is considered a foreign-invested
enterprise. To comply with PRC laws and regulations, we conduct substantially all of our business in the PRC through Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, and its subsidiaries, based on contractual arrangements entered into among WFOE, the VIE and its shareholders.
We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the registered shareholders all or any part of their equity interests in the VIE at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the VIE all or any part of its assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (v) appoint us, any person authorized by us (except the shareholders of the VIE), as exclusive agent and attorney to act on behalf of the shareholders of the VIE on all matters concerning the VIE and to exercise all their rights as a registered shareholder of the VIE in accordance with PRC laws and the articles of the VIE; and (vi) pledge as first-ranking
charge all of the equity interests in the VIE to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of the VIE and its subsidiaries to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if they were subsidiaries of our Group.

Our PRC counsel, Tian Yuan Law Firm, is of the opinion that (i) the ownership structure of WFOE and the VIE does not violate applicable PRC laws and regulations currently in effect, and (ii) the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the NHC, would have broad discretion in dealing with such violations or failures, including, but not limited to:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which we or WFOE and the VIE may not be able to comply;

•	requiring us, WFOE and the VIE to restructure the relevant ownership structure or operations;

•
restricting or prohibiting our use of the proceeds from our initial public offering and the concurrent private placement or other of our financing activities to finance the business and operations of the VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
Any of these actions could cause significant disruption to our business operations, and may adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements. If any penalty results in our inability to direct the activities of the VIE and its subsidiaries and/or assert contractual control rights over the assets of the VIE and its subsidiaries that conduct substantially all of our PRC operations, and such a penalty significantly impacts their economic performance and/or our ability to receive economic benefits from the VIE and its subsidiaries, we may not be able to consolidate the VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.
Our contractual arrangements with the VIE and its shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.
The VIE and its subsidiaries are consolidated for accounting purposes only, and we do not own any equity interest in any of these entities. We have relied and expect to continue to rely on contractual arrangements with the VIE, its shareholders and subsidiaries to operate our business activities. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and its subsidiaries. For example, the VIE, its subsidiaries or shareholders may fail to fulfill their contractual obligations with us or take other actions that are detrimental to our interests.
If we had direct ownership of the VIE, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE, its subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over the VIE and its subsidiaries. As a result, investors in our Company may never directly control equity interests in the VIE and its subsidiaries. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE, its subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system; we may also incur substantial costs to enforce the terms of the arrangements. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over its assets. Therefore, our contractual arrangements with the VIE, its subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.
The VIE holds certain assets that are critical to the operation of our business. Under the contractual arrangements entered into by WFOE, the VIE and its shareholders, the VIE may not and its shareholders may not cause it to, sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in the VIE. They also may not allow any encumbrance of security interest over such equity interest, except for the equity interest pledge agreement in the contractual arrangements, without WFOE’s prior written consent. However, if the shareholders of the VIE or its subsidiaries breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if the VIE or its subsidiaries declares bankruptcy and all or part of their assets become subject to liens or rights of third-party
creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. In addition, if the VIE or its subsidiaries undergoes an involuntary liquidation proceeding, third-party
creditors may claim rights to some or all of its or their assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.
Any failure by the VIE, its subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.
Under the contractual arrangements entered into by WFOE, the VIE and its shareholders, these shareholders covenanted that they will not request the VIE to distribute profit or dividends, raise shareholders’ resolution to make such a distribution or vote in favor of any such relevant shareholders’ resolution without WFOE’s prior written consent. If these shareholders receive any income, profit distribution or dividend, except as otherwise determined by us, they must promptly transfer or pay such income, profit distribution or dividend to us or any other person designated by us as service fees to the extent permitted under applicable PRC laws. If the shareholders of the VIE breach the relevant covenants, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceedings may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceedings is uncertain. For more information on the cash flow between our Company (and its subsidiaries) and the VIE (and its subsidiaries), see “Item 3. Key Information—Results of Operations and Cash Flows of the VIE And Its Subsidiaries.”
The ultimate beneficial shareholders of the VIE may have conflicts of interest with us, which may adversely affect our business.
The equity interests in the VIE are ultimately beneficially held by certain of our directors, indirect shareholders and employees of these indirect shareholders. However, these ultimate beneficial shareholders may have potential conflicts of interest with us. They may breach, or cause the VIE to breach, the contractual arrangements. We cannot assure you that when conflicts arise, the ultimate beneficial shareholders of the VIE will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
We conduct our business operations in the PRC through the VIE and its subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
All the agreements that constitute our contractual arrangements with the VIE, its subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, WFOE may act on behalf of the shareholders of the VIE to exercise all such rights associated with their equity interest; and (ii) in such event, where PRC laws permit, any distribution the shareholders of the VIE are entitled to receive, after deducting their initial capital contribution, will be transferred voluntarily to WFOE. Such provision may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.
Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIE, its subsidiaries and/or shareholders, we may not be able to exert effective control over the VIE due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.
If we exercise the option to acquire the equity interest and assets of the VIE, this equity interest or asset transfer may subject us to certain limitations and substantial costs.
Pursuant to the contractual arrangements, WFOE or its designated person has the irrevocable and exclusive right to purchase all or any portion of the equity interests in the VIE from the VIE’s shareholders at any time and from time to time in its absolute discretion to the extent permitted by PRC laws. The consideration WFOE pays for such purchases will be an amount equal to then registered capital of the VIE multiplied by the percentage of any equity interest to be purchased in proportion to the total equity interests of the VIE. But if applicable PRC law contains a compulsory requirement regarding transfer of the equity interest, the WFOE or any third party designated is entitled to pay the lowest price permitted by the PRC law as the purchase price. In addition, under the contractual arrangements, WFOE or its designated party has the irrevocable and exclusive right, where permitted by PRC law, to purchase from the VIE all or any portion of its assets, and the purchase price will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC law.
Such transfer of equity or assets may be subject to approvals from, or filings with, competent PRC authorities, such as the Ministry of Commerce, or MOFCOM, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The assets transfer price to be received by the VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.
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
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with the VIE, its subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of the VIE and our financial condition will not be adversely affected.

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the VIE, which would have an adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or NASDAQ Global Market may take enforcement actions against us, which may have an adverse effect on the trading of our Shares or even result in delisting our company.
There may be a potential adverse impact to our company if our contractual arrangements with the VIE, its subsidiaries and shareholders are not treated as domestic investment.
If the operation of our businesses conducted through the VIE is subject to any restrictions pursuant to the Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIE. As a result, we would no longer consolidate the financial results of the VIE into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.
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
We may face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and the VIE do not represent an arm’s-length price
and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC controlled structured entities for under-paid
taxes. Our results of operations may be adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.
If the custodians or authorized users of our controlling
non-tangible
assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.
Under the PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative, whose designation is registered and filed with the relevant local branch of the market supervision administration. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and the VIE. Although we monitor such authorized personnel, we cannot assure you that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuses or misappropriates our corporate chops or seals, or our corporate chops or seals are not kept safely, stolen or otherwise used by unauthorized persons or for unauthorized purposes, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or the VIE, we, our PRC subsidiaries or the VIE would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Relating to Doing Business in the PRC
Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business, and cause the value of our securities to significantly decline or become worthless.
As we mainly conduct our business in China, we may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in scientific research and technical services and other industry sectors set out in the Negative List (2021 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party
transactions, but also to transfers of information between us and our wholly foreign-owned
enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.
We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These
China-related
risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.
The PRC government may exert, at any time, substantial intervention and influence over the manner our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over
China-based
companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly
enforcement. In December 2021, the CAC promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “network platform operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services or data processing activities affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022.
Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Tian Yuan Law Firm, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.
On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related
activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.
On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by
China-based
companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by
China-based
overseas-listed
companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, Tian Yuan Law Firm, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.
On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering in an overseas market is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on
offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on
offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.
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
In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated
obligations, monetary policy, and preferential treatment for particular industries or companies. The enforcement of laws, the interpretation of rules and regulations and the direction of government policies can change drastically and quickly with little advance notice but with material and adverse effects for the relevant industries and companies. The Chinese government may also intervene or influence over the companies’ operations, including companies that are listed overseas like us, to a significant extent at any time with little advance notice. It may also exert more control over offerings conducted overseas or foreign investments in
China-based
issuers like us, including disallowing he VIE structure. Any actions by the Chinese government to exert more oversight and control over securities that are listed overseas by
China-based
companies, or over foreign investment in
China-based
issuers, could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The occurrence of any of the foregoing can result in a material change in our business operations and a material and adverse impact on the value of our ADSs.

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
In addition to trade disputes, political tensions between the United States and China have escalated in recent years due to, among other things, the
COVID-19
outbreak, data security and privacy, emerging
technologies, “dual-use” commercial
technologies, applications that could be deployed for surveillance or military purposes, import/export of technology, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Throughout 2020 and 2021, the U.S. also imposed sanctions on additional Chinese entities for their alleged involvement in various matters, including human rights violations in Xinjiang Uyghur Autonomous Region, Communist Chinese military companies, and Hong Kong. In January 2021, following a previous executive order issued by former U.S. President Trump, the New York Stock Exchange further delisted three Chinese companies, after the U.S. Treasury designated them as Chinese “military companies.” Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The policies and measures directed at China and Chinese companies could also discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could hinder our ability to hire or retain qualified personnel and find suitable partners for our business. Furthermore, the adoption by the U.S. government of these policies and measures against Chinese companies could negatively affect certain investors’ sentiment towards our ADSs and their willingness to invest in or hold our ADSs, which may in turn have a negative impact on the trading price of our ADSs. We cannot assure you that the current export controls or economic, trade or other sanctions regulations will not have a negative impact on our business operations, or that the related trend will not further deteriorate in the future. If any such deliberations or policies were to materialize, the resulting legislation may have material and adverse impact on the stock performance of
China-based
issuers listed in the United States. Furthermore, policies of the United States tend to be followed by certain other countries, and these countries may adopt similar policies regarding their relationships with China or against Chinese companies and restricting their operations.

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
According to the Social Insurance Law of the PRC promulgated in 2010 and most recently amended in 2018 and the Regulations on Management of Housing Provident Funds promulgated in 1999 and most recently amended in 2019, within a prescribed time limit, we need to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make full contributions for social insurance and housing funds for our employees, and this obligation cannot be delegated to any third party.
Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. Some of our subsidiaries or consolidated affiliated entities engaged third-party
human resources agencies to pay social insurance and housing funds for some of their employees. As of the date of this annual report, none of these subsidiaries or consolidated affiliated entities had received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements entered into between the third-party
human resources agencies and our relevant subsidiaries or consolidated affiliated entities, the third-party
human resources agencies have the obligations to pay social insurance premium and housing provident funds for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing fund contributions for and on behalf of our employees as required under applicable PRC laws and regulations, we may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing funds as an employer.
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

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.
The U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter
trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a
non-U.S.
government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.
Unless we are able to retain a
PCAOB-registered
auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form
20-F
for 2023, which would be due on April 30, 2024. Given that all
PCAOB-registered
firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the
PCAOB-registered
audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form
20-F
for 2022, which will be due on May 1, 2023.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

If we are designated as “Commission Identified Issuers” on the list published by the SEC, or if our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing or our ordinary shares on the Stock Exchange of Hong Kong or another
non-U.S.
exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into ordinary shares and establishing
non-U.S.
brokerage accounts.
The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form
20-F
to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form
20-F
for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.
In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Proceedings instituted by the SEC against the Big Four
PRC-based
accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
In December 2012, the SEC instituted administrative proceedings against the Big Four
PRC-based
accounting firms in China, including our independent
PCAOB-registered
public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other
PRC-based
companies that are publicly traded in the United States.
On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.
On February 6, 2015, each of the four
PRC-based
accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit
US-listed
companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four
PRC-based
accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year
mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four
PRC-based
accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the Nasdaq, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major
China-based
operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding
China-based,
U.S.-listed
companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
Risks Relating to The ADSs
The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.
Since our ADSs became listed on NASDAQ on June 12, 2020, the trading price of our ADSs has ranged from US$5.35 to US$39.75 per ADS.
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
If we fail to meet the applicable listing requirements, NASDAQ may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.
Our ADSs are currently listed for trading on the NASDAQ Global Market. There are a number of requirements that must be met in order for our ADSs to remain listed on the NASDAQ Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from NASDAQ. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by NASDAQ, including delisting. Any potential delisting of our ADSs from the NASDAQ would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities. In particular, if the PCAOB cannot inspect our auditors as required by the HFCA Act, the SEC may prohibit the trading of our ADSs. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.”
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
Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs and could impair our ability to raise capital through equity offerings in the future. As of March 31, 2022, we had 105,188,102 ordinary shares issued and outstanding, comprising (i) 87,863,254 Class A ordinary shares (excluding 541,097 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), and (ii) 17,324,848 Class B ordinary shares. Among these shares, 52,711,711 Class A ordinary shares are in the form ADSs, which are freely transferable without restriction or additional registration under Securities Act. The remaining outstanding ordinary shares may also be sold in public market, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up
agreements, if any. To the extent shares are released before the expiration of the applicable lock-up period
and sold into the market, the market price of the ADSs could decline.
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
As of March 31, 2022, our directors and officers collectively own an aggregate of 61.7% of the total voting power of our outstanding ordinary shares.
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
A non-U.S. corporation
will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, the sources and nature of our income, and our expectations for the future, we do not believe we were a PFIC for our prior taxable year and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive
inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets.
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

As of March 31, 2022, our founder, chairman of the board of directors and chief executive officer, Mr. Yusheng Han, beneficially owns all of our issued Class B ordinary shares. The Class B ordinary shares constitute 16.5% of our total issued and outstanding share capital and 54.2% of the aggregate voting power of our issued and outstanding share capital due to the disparate voting powers associated with our dual-class
share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class
share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
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
There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination
of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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

We conduct
our NGS-based cancer
therapy selection business primarily through the
wholly-owned
subsidiaries of the VIE, Guangzhou Burning Rock Dx Co., Ltd. and Guangzhou Burning Rock Medical Equipment Co., Ltd., which were established in March 2014 and January 2015, respectively.
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
follow-on
public offering.
On May 27, 2021, we were included in the MSCI China Index. We were the only
NGS-based
precision oncology company from China that has been selected in the current MSCI semi-annual
index review.
Our principal executive offices are located at No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, the People’s Republic of China. Our telephone number at this address is
+86 020-3403 7871.
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
Our in-depth cancer
genomics insights, accumulated from the large number of tests we have performed since our inception, enable us to process and accurately analyze genomic information and achieve a median turnaround time of 6 days.
Our NGS-based cancer
therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We primarily offer
15 NGS-based cancer
therapy selection and prognosis prediction tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoCompass
™
IO, OncoScreen
™
IO and OncoCompass
™
Target,
perform on par with those of our global peers. We launched our minimal residual disease (MRD) product, brPROPHET
™
, in March 2022, which has demonstrated superior sensitivity and specificity to fixed panel in pre-operative
ctDNA detection and
post-operative
MRD calling among relapsed patients. We are the clear leader in the lung cancer segment of
China’s NGS-based cancer
therapy selection market. We believe we offer the
best NGS-based cancer
therapy selection products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Bayer (ETR: BAYN), Johnson & Johnson (NYSE: JNJ), CStone (HKEX: 2616), BeiGene (HKEX: 6160), Abbisko Therapeutics (HKEX: 2256), IMPACT Therapeutics and Merck KGaA (ETR: MRK), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in over 200 peer-reviewed
articles, and the results of research studies using our products have been published in numerous peer-reviewed
articles.

We pioneered
a two-pronged commercial
infrastructure, consisting of both central
and in-hospital laboratories,
to maximize market penetration and create higher barriers to entry.

•
Central laboratory model
: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer
therapy selection tests while building relationships with over 5,420 physicians from 757 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. We are the leader in the central laboratory segment of
China’s NGS-based cancer
therapy selection market. Revenue from our central laboratory model has accounted for a substantial majority of our revenue, and we expect it to continue to grow.

•
In
-hospital
model
: Chinese hospitals generally prefer to conduct laboratory tests in-house.
However, despite the large and growing demand for
NGS-based
cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first
NGS-based
cancer therapy selection company to offer an
in-hospital
model, providing
turn-key
solutions to address Chinese hospitals’ challenges in adopting
NGS-based
cancer therapy selection. We help our partner hospitals establish their in-hospital
laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. We have partnered with 63 Class III Grade A hospitals (the highest of China’s nine-tiered
hospital designation system) and one Class II Grade A hospital as of December 31, 2021. We have invested and expect to continue investing substantially in our in-hospital
model, as we expect it to become an increasingly important segment of China’s
NGS-based
cancer therapy selection market. While revenue from our
in-hospital
model was smaller than that generated from our central laboratory business in 2021, revenue from our in-hospital
model has grown rapidly and substantially since we entered into this model.

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
detection products.
We are one of the
fastest-growing
companies in
China’s NGS-based cancer
therapy selection market. Our revenue increased by 12.6% from RMB381.7 million in 2019 to RMB429.9 million in 2020 and further increased by 18.1% to RMB507.9 million (US$79.7 million) in 2021. Our gross profit increased by 14.8% from RMB273.3 million in 2019 to RMB313.9 million in 2020 and further increased by 16.0% to RMB364.1 million (US$57.1 million) in 2021. Our gross profit margin was 71.6%, 73.0% and 71.7% in 2019, 2020 and 2021, respectively.

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
HS Library Preparation Technology—Enhancing Capture Efficiency
for Low-Quality FFPE
Samples
The low quality FFPE samples available in China often fail to meet the minimum quality and quantity thresholds required for standard NGS-based cancer
therapy selection. Our proprietary High Sensitivity, or HS, library preparation technology improves the capture efficiency of low-quality FFPE
samples and enables us to maximize the capture of unique DNA molecules, which are used to make up the sequencing library. This technology improves by approximately 80% the library conversion and library complexity
—
a measure of the number of unique DNA molecules present in a DNA library
—
of DNA libraries derived from FFPE samples, enabling us to work with low-quality FFPE
samples. When applied to liquid biopsy ctDNA samples, our HS library preparation technology shows similar improvements in library complexity, enabling us to work with liquid biopsy ctDNA samples as small as 10-nanograms.
Building upon our HS library preparation technology, we have further developed our capture-based personalized MRD assay, brPROPHET
™
.
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

In 2018, our prettyMSI algorithm was clinically validated in an MSI detection study with the results published in a 2018 March Journal of Molecular Diagnostics article “
A novel and reliable method to detect microsatellite instability in colorectal cancer by next
-generation
sequencing
.” In 2020, our bMSISEA algorithm was clinically validated in an MSI detection study, the result of which will be published in an article titled “
Detection of microsatellite instability from circulating tumor DNA by targeted deep sequencing
”, that has been submitted to and accepted by the same journal. In 2019, one of our products using the prettyMSI algorithm was endorsed and recommended in
 Chinese Experts Consensus on MSI testing
.
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
At the American Association of Cancer Research (AACR) Annual Meeting 2019, we presented a poster that demonstrated the data of early detection of lung cancer using our methylation profiling method combining brELSATM and brMERMAIDTM. In the Special Conference on Advances in Liquid Biopsies hosted by AACR in 2020, we presented our data regarding early detection of lung, colorectal and liver cancers with brELSATM and brMERMAIDTM in a poster titled “
Multiplatform analysis of early
-stage
cancer signatures in blood
.” At the AACR Virtual Annual Meeting II, we presented our new data regarding early detection of ovarian cancer in a poster titled “
Methylation profiling of circulating tumor DNA for the detection of ovarian cancer
.” At the European Society for Medical Oncology (ESMO) Asia Virtual Congress 2020, we presented our new data regarding early detection of lung, colorectal, liver, ovarian, pancreatic, and esophageal cancers in a presentation titled “
Early detection and localization of multiple cancers using a blood
-based
methylation assay
 (ELSA
-seq)
.” At the AACR Annual Meeting 2022, we presented a poster titled “
Analytical performance of
ELSA-seq,
a blood-based test for early detection of multiple cancers
,” in which we evaluated the analytical performance of a refined test version of
ELSA-seq
and demonstrated the high sensitivity of the detection data.

The diagram below illustrates our early cancer detection workflow incorporating brELSATM and brMERMAIDTM:

Step (A)
 Sample preparation
: 8-10 ml
of venous blood is collected and processed to isolate circulating cell-free
DNA, or cfDNA, which is a cancer biomarker.
Step (B)
 Automated whole
-methylome
amplification
: DNA Libraries are prepared using a method called whole methylome bisulfite sequencing, or WGBS, in an automated way. WGBS is a widely used method to profile the methylation landscape of the whole genome. The detailed sub-steps are
shown in the center of the above diagram.
Step (C)
 Deep sequencing of cancer
-associated
markers
: Probes are used to capture the specific genomic regions associated with common types of cancer, and the captured regions are then sequenced at high depth. The detailed sub-steps are
shown in the center of the above diagram.
Step (D)
 Pattern recognition
 & noise suppression
: After the methylation changes are detected, statistical algorithms are used to differentiate signals from noise in the sequencing data and the signals are then categorized into specific patterns.
Step (E)
 Machine learning for sparse matrices
: An algorithm is built to differentiate tumor samples from normal samples. This algorithm combines numerous random and scarce methylation patterns to address challenges arising from low circulating levels of tumor DNA in early-stage
cancer patients.

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

(2)
The
x-axis
denotes cell lines with various known proportions of methylation sites, with the exact proportion numbers (from 0.00000, or 0.000% to 0.05, or 5%) as indicated in the box on the right; the
y-axis
denotes the percentage of methylation sites being recognized as positive using brELSA
™
. This graph demonstrates that even for the most
signal-scarce
sample—0.00001 (0.001%) tumor cell DNA shown as the yellow bar in the graph—the overall sample can still be recognized as positive, as indicated by the three asterisks in the graph. This result shows that brELSA
™
has
ultra-high
detection sensitivity, with a limit of detection as low as 0.001%.

We plan to upgrade our
3-cancer
early cancer detection test that detects lung, intestinal and liver cancers to a
6-cancer
test that detects lung, colorectal, liver, ovarian, pancreatic and esophageal cancers, and ultimately to a pan-cancer
test, with improved accuracy in determining the origin of tissue compared to the
3-cancer
test. We have successfully signed contracts with a small number of pilot hospitals in China for the commercialization of our
6-cancer
early detection product, and expect to focus on customer education and contracting more hospitals. For our
9-cancer
product, preliminary data read out in early 2022 showed performance improvement over that of our
6-cancer
early detection product. Our clinical and product development programs regarding the
9-cancer
product are currently ongoing. The table below sets forth the sensitivity of our
6-cancer
test for the detection of stage
I-IV
lung, colorectal, liver, ovarian, pancreatic and esophageal cancers at 98.3% specificity:

We have started the development and analytical validation for our pan-cancer
test, including to initiate two prospective,
multi-center
studies, the PREDICT
(Pan-canceR
Early DetectIon ProjeCT) study and the PROMISE (the Performance of a
pan-canceR
early detectiOn Model based on lIquid biopSy of
multi-omics
biomarkErs) study to further develop and validate our
pan-cancer
early detection test.

In May 2021, we launched the PRESCIENT
(Pan-canceR
Early-Stage
deteCtion by lIquid Biopsy tEchNique projecT) study, the first blood-based,
pan-cancer
early-detection
study in China using a
multi-omics
approach.
Our Products
We primarily offer
15 NGS-based tissue
and liquid biopsy cancer therapy selection and prognosis prediction tests, catering to different clinical and affordability needs of the different cancer patient segments.
Key Therapy Selection Tests
The table below sets forth the 13 key therapy selection tests we currently offer:

OncoCompass
™
IO/OncoScreen
™
IO
In 2015, we launched
our pan-cancer test
OncoScreen, which we upgraded to OncoScreen
™
IO, our
pan-cancer
test for tissue samples, and OncoCompass
™
IO, the corresponding test for liquid biopsy samples, in 2017. OncoScreen
™
IO and OncoCompass
™
IO reflect the latest developments in targeted therapy and immunotherapy. These tests profile 520 genes associated with most solid tumors, such as lung cancer, colorectal cancer, breast cancer, ovarian cancer, bladder cancer and prostate cancer, for which a targeted therapy has been approved by the FDA or NMPA or is in current clinical development. In addition to detecting the genomic alternations of the targeted genes, OncoScreen
™
IO and OncoCompass
™
IO also detect important
immune-oncology
biomarkers including TMB and MSI, as well as rare but clinically actionable biomarkers, such as NTRK fusions, which provide important insights for therapy selection.

The table below sets forth the key specifications of OncoScreen
™
IO and OncoCompass
™
IO:

Product and Operational Specifications	OncoScreen ™ IO/ OncoCompass ™ IO
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time (1)	10 days

(1)	For the year ended December 31, 2021.
The design and performance of OncoScreen
™
IO and OncoCompass
™
IO has been endorsed by their adoption in over 20 clinical trials and studies. For example, OncoScreen
™
IO was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets
PD-L1—to
detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. Janssen, a subsidiary of Johnson & Johnson, selected our OncoScreen
™
IO and OncoCompass
™
IO in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors. BeiGene also selected our OncoScreen
™
IO and OncoCompass
™
IO to detect TMB in its domestic and international clinical trials for its
PD-1
drug candidate. OncoScreen
™
IO also participated in the
FDA-initiated
SEQC2 study for global
tissue-based
NGS assay comparison. OncoScreen, OncoScreen
™
IO and OncoCompass
™
IO were also used in research studies that resulted in publications in high-impact
journals, including Clinical Cancer Research and Cancer Cell.
OncoCompass
™
Target
In 2015, we launched OncoCompass
™
Target, our ctDNA liquid
biopsy-based
test for NSCLC, which we upgraded to a
pan-cancer
test for all solid tumors. This test analyzes 168 genes that are related to the development of NSCLC and solid tumors, including all genes that have a targeted therapy that is
FDA-
or
NMPA-approved
or
NCCN-recommended.
It provides information with optimal clinical value for cancer patients, especially advanced-stage
cancer patients who do not have accessible tissue, for various solid tumors across treatment stages, from baseline profiling, dynamic monitoring to MRD detection. The table below sets forth the key specifications of OncoCompass
™
Target:

Product and Operational Specifications	OncoCompass ™ Target
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days (1)	> 95%

(1)	For the year ended December 31, 2021.
Our OncoCompass
™
Target demonstrates consistently high sensitivity in liquid biopsies for biomarkers that are difficult to detect using conventional methods. For example, our OncoCompass
™
Target can detect actionable mutations among
treatment-naive
stage IV NSCLC patients with sensitivity of 96% and specificity greater than 99%. In a separate study, OncoCompass
™
Target detected ALK fusion with a sensitivity of 79%. From a real-world
cohort of 1016 patients with paired tissue and plasma samples tested simultaneously, OncoCompass
™
Target could detect at least one actionable mutation among 74% patients from tissues samples, 61% from plasma samples, or 76% from either.
The performance of OncoCompass
™
Target has been validated in clinical trials and research studies led by international and domestic pharmaceutical companies and leading oncology key opinion leaders, including:

•
A 2017 study that was published in the Journal of Thoracic Oncology titled
“Capture-based
targeted ultradeep sequencing in paired tissue and plasma samples demonstrates differential subclonal
ctDNA-releasing
capability in advanced lung cancer,” in which OncoCompass
™
Target presented high concordance between the paired tissue and plasma samples, illustrating its high clinical feasibility and utility. In this study, the specificity of OncoCompass
™
Target for all targeted genomic alterations was higher than 99%, and the sensitivity of OncoCompass
™
Target was 87.2% for all targeted genomic alterations and 96.2% for the known actionable driver mutations among the 7
NCCN-recommended
genes.

•
Our OncoCompass
™
Target was applied in the exploratory
biomarker sub-study within
the BENEFIT study, which was an innovatively designed prospective study where patients were tested for EGFR mutations based solely on liquid biopsy and recruited to test the efficacy of Gefitinib among
EGFR-mutant
patients. The BENEFIT study was published in the
 Lancet Respiratory Medicine
 titled “
Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first
-line
gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single
-arm,
 multicenter clinical trial
”. In this study, concurrent mutations identified by OncoCompass
™
Target were able to further stratify
EGFR-mutant
patients into groups with differential response to Gefetinib.

•	Our OncoCompass ™ Target was selected by AstraZeneca as the only NGS-based product for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study.

•	Our OncoCompass ™ Target was selected in our companion diagnostics (CDx) collaboration with Merck for the MET inhibitor tepotinib for the China market.
OncoCompass
™
Target has also been used in a number of high impact research studies, with results published in over 50 peer-reviewed
articles in academic journals, including Journal of Thoracic Cancer, Annals of Oncology and Lancet Respiratory Medicine. For example, our OncoCompass
™
Target was used in the following research studies: (1) a research study that resulted in the 2018 January Annals of Oncology article titled “
Unique genetic profiles from cerebrospinal fluid cell
-free
DNA in leptomeningeal metastases of
 EGFR-
mutant
 non
-small
-cell
 lung cancer: a new medium of liquid biopsy
,” which we jointly published with
Professor Yi-Long Wu;
(2) a research study that resulted in the 2018 July Journal of Thoracic Onology article titled “
First
-in
-human
 Phase I study of AC0010, a mutant
-selective
EGFR inhibitor in
non
-small
cell lung cancer: safety, efficacy and potential mechanism of resistance
,” which we jointly published with Professor Li Zhang; (3) a research study that resulted in the 2020 February Journal of Thoracic Cancer article titled “
Detection of
non
-reciprocal/reciprocal
ALK translocation as poor predictive marker in first
-line
crizotinib
-treated
ALK
-rearranged
non
-small
cell lung cancer patients
,” which we jointly published with Professor Nong Yang; (4) a research study that resulted in the 2019 December Translational Lung Cancer Research article titled “
Parallel serial assessment of somatic mutation and methylation profile from circulating tumor DNA predicts treatment response and impending disease progression in osimertinib
-treated
lung adenocarcinoma patients
,” which we jointly published with Professor Yuan Chen; and (5) a research study that resulted in the 2020 April Translational Lung Cancer Research article titled “
Circulating tumor DNA clearance predicts prognosis across treatment regimen in a large real
-world
longitudinally monitored advanced
 non
-small
 cell lung cancer cohort
”, which we jointly published with Professor Shun Lu.
These published studies provide further evidence of OncoCompass
™
Target’s accurate and consistent test performance.
ColonCore
ColonCore, which we launched in 2016, is capable of simultaneously assessing 22 microsatellite loci related to MSI status and detecting mutations in 41 genes associated with gastrointestinal cancers. It has been validated in multiple studies in China on NGS-based detection
of MSI from both tissue and plasma samples. According to a 2018 March Journal of Molecular Diagnostics article titled “
A novel and reliable method to detect microsatellite instability in colorectal cancer by next
-generation
sequencing
,” the specificity and sensitivity of ColonCore were 100% and 97.9%, respectively. Our ColonCore was also endorsed and recommended in
 Chinese Experts Consensus on MSI Testing
.

OncoScreen
™
ParpMatch/OncoCompass
™
ParpMatch
OncoScreen
™
ParpMatch and OncoCompass
™
ParpMatch, which we launched in 2018, are specifically designed to target critical genes associated with homologous recombination deficiency, or HRD. This product was selected by AstraZeneca for the Phase III clinical study of a drug candidate.
Key Prognosis Prediction Tests
brPROPHET
™
brPROPHET
™
, which we have launched in March 2022, is our
self-developed
MRD product based on personalized approach. It has demonstrated superior sensitivity and specificity to fixed panel in pre-operative
ctDNA detection and
post-operative
MRD calling among relapsed patients.
Other Products
We also offer a number of
Magnis BR-customized version
of our key products. In addition, in November 2020, we entered into a development and commercialization agreement with Myriad Genetics, Inc. (NASDAQ: MYGN, “Myriad”)
to in-license Myriad
myChoice
®
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
DetermaRx
™
, a risk stratification test for early stage lung cancer patients, in China. This test enables physicians to identify stage
I-IIA
non-squamous
NSCLC patients at
high-risk
of recurrence despite ostensibly curative surgery, who may benefit from the addition of chemotherapy. We believe that DetermaRx
™
complements our products for genetic testing and MRD detection (currently under R&D) and could ultimately benefit Chinese early-stage
NSCLC patients by improving their survival and quality of life.
In December 2021, we launched OncoMaster
™
, an automatic NGS data analysis and report interpretation machine, which can complement our in-hospital model through providing simple, efficient and accurate data analysis solutions. It includes three types, namely OncoMaster
™
Pro, OncoMaster
™
and OncoMaster
™
software, which can respectively meet the testing needs of large, medium and small samples.
Certifications and Regulatory Approvals
We are committed to developing and maintaining high quality standards for our laboratory and products. As part of this effort, we voluntarily sought and obtained certifications from the relevant U.S. certifying authorities. We have also obtained
Conformite Europeenne
(“CE”) marking for certain of our products, including OncoScreen
™
IO, OncoCompass
™
Target and OncoScreen
™
Focus, enabling us to sell these products within the European Union and certain other jurisdictions recognizing CE marking. We have also obtained the NCCL certification for our central laboratory and the NMPA approval for two
NGS-based
reagent kits. We are the first company in China that has an NGS laboratory that has been certified by the CLIA and the NCCL and accredited by the CAP. We are also the first company in China with
NMPA-approved
NGS-based
reagent kits. We have two NMPA-approved
NGS-based
reagent kits as of the date of this annual report. In particular, in March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure
™
CDx) for non-small cell
lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative
NGS-based
diagnostic product to the China market. We believe these certifications and regulatory approvals demonstrate the efficiency, accuracy and consistency of our testing services.

The U.S.
We aspire to become a
world-class
cancer diagnostics company, and we believe an integral step to achieving this goal is for our laboratory to comply with world-class
certification requirements. Accordingly, we voluntarily applied for and obtained the following certifications and accreditations:
CLIA certification
. The Clinical Laboratory Improvement Amendments, or the CLIA, mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. These standards are intended to ensure that
CLIA-certified
laboratories’ testing services are accurate, reliable and timely. In the U.S., clinical laboratories must be
CLIA-certified
by the Centers for Medicare & Medicaid Services, or the CMS, before they can accept human samples for diagnostic testing. In January 2017, our central laboratory became the first NGS laboratory in China to be
CLIA-certified—one
and a half years ahead of our competitors. In October 2020, we successfully renewed our CLIA certification.
CAP accreditation
. The CAP accredits laboratories performing testing on specimens from human beings or animals, using methodologies and clinical application within the expertise of the program. In the U.S., the CMS has deemed CAP standards to be equal to or more stringent than CLIA regulations. Our central laboratory was accredited by the CAP in February 2019. We have successfully renewed our CAP accreditation in April 2022.
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
NCCL certification
. The NCCL is the supervising authority of NGS laboratories in China. Our central laboratory in Guangzhou was the second and one of the only three NGS laboratories in China to have passed comprehensive review by the provincial centers for clinical laboratories led by the NCCL. In May 2018, we were certified by, and received NGS laboratory certification from, the Guangdong branch of the NCCL, and the certificate is valid for five years. Our central laboratory also renewed our clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL in May 2021, and the certificate is valid for five years.
NMPA approval
. We are a pioneer in our industry in seeking and obtaining the NMPA approval. In September 2016, our OncoScreen
™
Focus was the first innovative medical device in the oncology application field that was approved to enter the “Innovative Device Pathway,” a fast-track
review for innovative medical device, similar to the FDA’s “Breakthrough Device Program.” In July 2018, our OncoScreen
™
Focus was approved by the NMPA and became the NMPA’s first approved
NGS-based
reagent kit. In March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure
™
CDx) for non-small cell
lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative
NGS-based
diagnostic product to the China market. We plan to seek approval for more reagent kits with the NMPA.
Other Jurisdictions
We have also obtained CE marking for three of our products, including OncoScreen
™
IO, OncoCompass
™
Target and OncoScreen
™
Focus. CE marking is mandatory for certain products intended for sale within the European Union and certain other jurisdictions recognizing CE marking. It demonstrates these products’ conformity with European health, safety, and environmental protection standards.
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
We form academic collaborations with oncology key opinion leaders where our products are used in clinical trials and research studies on cancer targeted therapies and immunotherapies, the results of which have been published in over 200 peer-reviewed
articles in the Journal of Clinical Oncology, Lancet Respiratory Medicine, Clinical Cancer Research, Journal of Thoracic Oncology, Annals of Oncology and other academic journals.
The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Yi-Long
Wu, head of the Lung Research Institute of Guangdong Provincial People’s Hospital, former president of Chinese Society of Clinical Oncology (CSCO), president of Chinese Thoracic Oncology Group (CTONG)	Clinical Cancer Research	Acquired MET Y1248H and D1246N mutations mediate resistance to MET inhibitors in non-small cell lung cancer	Our OncoCompass ™ Target and OncoScreen were chosen in the biomarker study of the phase II trial of INC280, an innovative MET inhibitor developed by Novartis

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine
Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line
Gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm,
multicenter clinical trial
Our OncoCompass ™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

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
Anti-Cancer
Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next-generation sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products

Zhenghao Cai, general surgeon residing in Ruijin Hospital, a university hospital affiliated with Shanghai Jiao Tong University, School of Medicine	Journal of Molecular Diagnostics (submitted and accepted)	Detection of microsatellite instability from circulating tumor DNA by targeted deep sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Jia Fan, member of the Chinese Science Academy and Professor Qiang Gao, both residing in Zhongshan Hospital, a university hospital affiliated with Fudan University	Cancer Cell	Proteogenomic characterization identifies clinically relevant subgroups of intrahepatic cholangiocarcinoma	N/A

Naixin Liang, oncologist residing in Peking Union Medical College Hospital, Peking Union Medical College and Chinese Academy of Medical Sciences	Nature Biomedical Engineering	Ultrasensitive detection of circulating tumour DNA via deep methylation sequencing aided by machine learning	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer
In addition to publication collaborations, our products are also used in clinical trials and research studies conducted by oncology key opinion leaders that have resulted in peer-reviewed
articles in academic journals. The table below highlights some of the clinical trials and research studies using our products that resulted in peer-reviewed
articles in academic journals:

Key Opinion Leader	Journal Title	Article Title	Our Products
Baohui Han, oncologist residing in Shanghai Chest Hospital	Advanced Science	Circulating DNA-based sequencing guided Anlotinib therapy in non-small cell lung cancer	Our OncoCompass ™ Target was chosen in the biomarker study of anlotinib

Yun Fan, oncologist residing in Zhejiang Cancer Hospital	Clinical Cancer Research	Cell-cycle and DNA-damage response pathway is involved in leptomeningeal metastasis of non-small cell lung cancer	Our OncoCompass ™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Xianling Liu, oncologist residing in Xiangya Hospital	BMC Medicine	Circulating Tumor DNA Methylation Markers for Differential Diagnosis of Hepatocellular Carcinoma	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer
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

Collaborations with Pharmaceutical Companies
We collaborate with leading international and domestic pharmaceutical companies on clinical trials and research studies, primarily by providing central laboratory services and companion diagnostics development services. These services enable pharmaceutical companies to identify molecularly defined patient populations enrolled in specific clinical trials or to better understand how targeted oncology therapy and immunotherapy drug candidates are working on patients, which in turn guides their drug development process. In order to form collaborations with pharmaceutical companies, we must go through their rigorous quality assurance audits and technical validations to demonstrate that the design, specification and performance of our tests as well as our testing workflow meet their quality and technical requirements. Examples of such collaborations include:
AstraZeneca
Our OncoCompass
™
Target was the
only NGS-based product
selected by AstraZeneca for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study.
In November 2017, our OncoScreen
™
ParpMatch and OncoCompass
™
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
In April 2020, our OncoScreen
™
IO and OncoCompass
™
IO were selected by Janssen, a subsidiary of Johnson & Johnson, in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors.
CStone
In May 2018, our OncoScreen
™
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
BeiGene
In the fourth quarter of 2019, we entered into an agreement with BeiGene, under which our OncoScreen
™
IO and OncoCompass
™
IO were selected to detect TMB in BeiGene’s domestic and international clinical trials for its PD-1 drug
candidate.
Abbisko Therapeutics
In April 2021, we established a strategic partnership with Abbisko Therapeutics in companion diagnostics (“CDx”). We expect to work together to develop a CDx assay for ABSK091 (formerly known as AZD4547) to advance clinical research and development of the drug. The CDx assay is designed to detect FGFR genetic alterations in patients with urothelial carcinoma.
IMPACT Therapeutics
In August 2021, we established a global strategic partnership with IMPACT Therapeutics in CDx development for a pipeline of drugs in the field of synthetic lethality. The two companies will jointly develop CDx for a targeted oncology drug, Senaparib (IMP4297), a PARP inhibitor, for the treatment of prostate cancer globally, including CDx submissions to both the U.S. FDA and the NMPA.

In November 2021, we established cooperation with IMPACT Therapeutics where we provide testing services in connection with IMPACT Therapeutics’ development of its ATR inhibitor IMP9064, which has received the Investigational New Drug clearance from the U.S. FDA for the Phase I/II clinical study, and will begin soon in the U.S. The collaboration will be supported by our
CLIA-certified
and
CAP-accredited
labs in Guangzhou, China and California, U.S.
Merck KGaA
In November 2021, we established a strategic partnership with Merck KGaA, in CDx development for the MET inhibitor tepotinib in the mainland China market. The CDx test is based on our OncoCompass Target
™
panel.
Distribution
We pioneered a
two-pronged
commercial infrastructure, consisting of both central and
in-hospital
laboratories, to maximize market penetration and create higher barriers to entry:

•
Central laboratory model
. Since 2014, we have offered our cancer therapy selection tests under a central laboratory model. Under this model, cancer patients’ tissue and liquid biopsy samples are delivered to our central laboratory in Guangzhou for processing, and we issue test reports generally within six days from our receipt of the tissue and liquid biopsy samples, respectively. Our central laboratory also supports our collaborations with pharmaceutical companies; and

•
In
-hospital
model
. In China, cancer patients typically go to top oncology hospitals for cancer treatment. These hospitals generally prefer to conduct laboratory tests in-house.
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
Since our inception, over 5,420 physicians from 757 hospitals across China have ordered our cancer therapy selection tests under our central laboratory model. The table below sets forth the key operating data for our central laboratory model for the periods presented:

	Year ended December 31,
	2018	2019	2020	2021
Number of patients tested (1)	15,821	23,075	25,262	28,199
Number of ordering physicians (2)	1,135	1,632	1,318	1,105
Number of ordering hospitals (3)	263	335	312	339

(1)	A patient who took multiple tests in different quarters of a given period is counted only once.
(2)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(3)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

	Three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Number of patients tested	4,680	7,252	8,644	7,989	7,716	8,155	7,808	8,235
Number of ordering physicians (1)	810	1,175	1,194	1,114	1,082	1,013	920	917
Number of ordering hospitals (2)	232	284	289	294	303	300	287	306

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
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
We have partnered with 63 Class III Grade A hospitals (the highest of China’s nine-tiered
hospital designation system) and one Class II Grade A hospital in 34 cities across China, to establish in-hospital laboratories.
The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020	2021
Pipeline partner hospitals (1)	12	14	21	23	23
Contracted partner hospitals (2)	4	12	19	29	41

Total number of partner hospitals	16	26	40	52	64

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
and
CLIA-certified,
CAP-accredited
central laboratory in Guangzhou. Our central laboratory currently has an annual capacity of over 100,000 tests, which is expected to increase to 250,000 tests by the end of 2022 through the adoption of automation systems and laboratory expansions. We achieve a median turnaround time of six days for both of our liquid biopsy and tissue-based
tests. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.
We have applied good clinical practices, or GCP, to the operations of our central laboratory. Our GCP system consists of a quality control, or QC, system, a quality assurance, or QA, system and a corrective and preventive action, or CAPA, management system. We have incorporated these comprehensive quality control measures in all stages of our testing process to ensure the high-quality,
consistency, and timeliness of our testing results. We have also participated in various proficiency tests and external quality assessments for the testing services we offer, including, among others, ctDNA testing, NGS solid tumor testing, and BRCA testing and interpretation. Our industry-leading
technological capabilities and QC system have resulted in our operational excellence. For example, the testing success rate of our OncoCompass
™
Target is more than 99% (represents the proportion of clinical samples tested by OncoCompass
™
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
We plan to substantially increase our production capacity to meet rising market demand by installing automated workstations in our manufacturing facilities. We have adopted various QC measures to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. In October 2018, our manufacturing facilities obtained ISO13485 certification, which was last renewed in October 2021. This certification is valid for three years. This ISO standard demonstrates that we have a comprehensive quality management system for the design and manufacture of medical devices.

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
Research and Development
Our research and development efforts are primarily focused on the following areas:
Development of, and improvement on,
 NGS
-based
 cancer therapy selection products
. Based on clinical market demand and scientific progress, we design a series of different panels to meet different clinical needs. In particular, we are continuously working on designing products that require lower sample input and have higher library conversion rate and shorter hands-on time.
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
Development of more reagent kits for NMPA approval
. We are developing a number of products targeting different cancers for the NMPA approval. For each product, we will implement strict design control process, perform analytical validation, and conform the manufacturing to GMP and ISO13485 standards. We are also developing the corresponding software solutions for these products.
Development and validation of MRD detection products
. We are conducting analytical and clinical validation studies on our UMI-based liquid
biopsy products for their sensitivity and utility for MRD detection, which could demonstrate clinical benefits for early-stage
patients by predicting their risk of recurrence after treatment.
Development of early cancer detection technologies and products
. Building upon brELSATM, our targeted DNA
methylation-based
library preparation method, and brMERMAIDTM, our machine learning algorithm, we will keep improving the biochemistry behind our technologies to enhance background noise suppression, allowing for more accurate qualification and enabling our tests to be compatible with more sequencers, as well as improving our early detection prediction models for cancer detection sensitivity, specificity and tissue origin determination accuracy.
Development of automation solutions for current and future products
. To alleviate complicated workflow
for NGS-based cancer
therapy selection products, we are developing multiple automation solutions to streamline the workflow and reduce human intervention and turnaround time. Solutions we are now developing include robotic liquid handling system and corresponding laboratory information management system integration to work with high, medium, and low throughput laboratory requirement.
Research and technology development on additional clinically actionable biomarkers
. We are also conducting research and development on additional clinically actionable biomarkers. For example, we are developing a technology to sequence RNA samples to detect clinically significant RNA alterations, which is expected to be a useful supplement to DNA sequencing.
In 2019, 2020 and 2021, our research and development expenses was RMB156.9 million, RMB263.9 million and RMB367.9 million (US$57.7 million), respectively.

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
early-stage
cancer screening.
Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of December 31, 2021, we held 23 patents in China, which will expire between 2025 and 2041. We held two patents in Hong Kong, which will expire in 2038. As of the same date, we had fourteen pending patent applications in China, five pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in Europe, three pending patent applications in Japan, two pending patent application in Canada, two pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and seven international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which one is the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan and another two are the basis of pending registration for brELSA
™
, our
targeted DNA-methylation based
library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office.
The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date
A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2036

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore and pan-cancer tests	China, Hong Kong	2038

A automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2035

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	China, Hong Kong	2038

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen ™ IO	China	2037

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected expiration date
A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	PCT (currently under review by patent offices in Japan, the U.S., Canada, Brazil, Australia and the European Patent Office)	2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen ™ IO	Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2038

Compositions and methods for preparing nucleic acid libraries (brELSA ™ )	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT (currently under review by the patent office in China, Hong Kong, the U.S., Japan, Canada, Brazil, Australia, Singapore and the European Patent Office)	2039

A detection method for variant nucleic acid (brPROPHET ™ )	Our MRD detection assay and bioinformatics algorithms	China	2041
As of December 31, 2021, we have also registered five software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.
As of December 31, 2021, we had registered 342 trademarks, including “
”, “BURNING ROCK DX”, “
” and product and service names, and 54 trademark applications pending in China. We also own four registered domain names, including our official website.
Competition
We are China’s number
one NGS-based cancer
therapy selection company. China’s cancer genotyping industry is highly competitive. Our major competitors include domestic NGS-based cancer
therapy selection and MRD companies, such as AmoyDx, BGI and Geneseeq. Our competitors may have more expertise, experience and financial resources, stronger business relationships in developing and commercializing their products and services, more mature technologies, greater market adoption among physicians, patients and others in the medical community, broader test menus, or greater brand recognition than we do. We also cannot assure you that our technologies will not become obsolete if we cannot keep pace with the constantly changing technologies in the industry.
Regulation
We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.
Regulations on Foreign Investment
Investment in China by foreign investors are regulated by the Catalog of Industries for Encouraging Foreign Investment, as promulgated by the MOFCOM and the NDRC on December 27, 2020 and effective on January 27, 2021, and the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List, as promulgated on December 27, 2021 and effective on January 1, 2022. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. According to the Negative List, foreign investors are permitted to access to the medical device industry, whereas foreign investors are prohibited from investing in businesses involving the development and application of genomic diagnosis and treatment technology.

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
Regulations on Human Genetic Resources
Regulation on the Management of Human Genetic Resources
The Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019 and effective on July 1, 2019, regulates the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Administrative Department of Science and Technology under the State Council is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level and are vertically directed by the central government. Foreign entities, individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity.
Biosecurity Law
On October 17, 2020, the Standing Committee of the National People’s Congress adopted the Biosecurity Law of the People’s Republic of China, or the Biosecurity Law, which became effective on April 15, 2021. The Biosecurity Law establishes an integrated system to regulate biosecurity related activities in China, including the security regulation of HGR and biological resources. The Biosecurity Law for the first time expressly declares that China has sovereignty over its HGR, and further endorsed the Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019 by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese HGR by foreign entities in China. Although the Biosecurity Law does not provide any specific new regulatory requirements for HGR, because it is a law adopted by China’s highest legislative authority, it gives China’s major regulatory authority of HGR, the Ministry of Science and Technology, significantly more power and discretion to regulate HGR, and it is expected that the overall regulatory landscape of Chinese HGR will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in the penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

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
Medical Institutions Laws and Regulations
The Regulation on the Administration of Medical Institutions as promulgated by the State Council in 1994 and revised in 2016 and 2022 provides the requirements for the establishment and administration of medical institutions. The establishment of medical institutions must comply with local governments’ plans for the establishment of medical institutions and the basic standards for medical institutions. To establish a medical institution, an entity or individual will be subject to the examination and approval of the health administrative department of the local government at or above the county level if required by the regulations of the State Council. A medical institution other than a clinic providing medical services must register and obtain a Medical Institution Practice License. An entity or individual that has not obtained a Medical Institution Practice License or filed for record may not carry out diagnosis or treatment activities. The revised Rules for Implementation of the Administrative Regulation on Medical Institutions, as promulgated by the NHFPC in February 2017, further regulates the approval on the establishment, registration, validation and practice of medical institutions.
Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, obtained a Medical Institution Practice License in September 2017, with a five-year
validity from March 2015 to March 2020. This license was renewed in February 2020, and the renewed license has a five-year
validity until February 2025.
The Measures for the Administration of Clinical Testing Laboratories in Medical Institutions, which was promulgated by the MOH in February 2006 and became effective in June 2006 and was revised in July 2020, provides regulations on the examination, establishment, quality management and safety practice of clinical testing laboratories in medical institutions.

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
Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in August 2015, with a five-year
validity from August 2015 to August 2020, and the certificate was successfully renewed in May 2021.
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
The Regulations on the Supervision and Administration of Medical Devices, as amended by the State Council in May 2017 and February 2021, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and became executive on August 1, 2018. According to the most recently amended Regulations on the Supervision and Administration of Medical Devices which became effective on June 1, 2021, qualified medical institutions may, based on clinical demands, conduct research and development on in vitro diagnostic testing reagents if the same type of products are not available at market in China, and may also use such in vitro diagnostic testing reagents internally under the instruction of practicing physicians. Specific administrative measures shall be formulated by the medical products administration of the State Council in conjunction with the competent department of health of the State Council.

The Administrative Measures for the Registration of Medical Devices, or the Medical Devices Registration Measures, as promulgated by the CFDA in October 2014, provide that Class I medical devices are subject to record-filing,
while Class II and Class III medical devices are subject to registration. According to the Medical Devices Registration Measures, the registration and record-filing
of IVD reagents that are regulated as medical devices are governed by the Administrative Measures for the Registration of IVD Reagents, which was first promulgated by the CFDA and took effect on July 30, 2014, and amended on January 25, 2017. Pursuant to the Administrative Measures for the Registration of IVD Reagents, Class I IVD reagents are subject to filing, and Class II and Class III IVD reagents are subject to inspection, approval and registration. On August 26, 2021, the SAMR promulgated the Administrative Measures for the Registration and
Record-filing
of Medical Devices and the Administrative Measures for the Registration and
Record-filing
of IVD Reagents, both of which became effective on October 1, 2021, and replaced the Medical Devices Registration Measures and the Administrative Measures for the Registration of IVD Reagents respectively.
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
The Measures for the Supervision and Administration of the Manufacture of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration authorities at or above the county level regulate medical device manufacturing within their administrative regions, including manufacturing-related
licensing and filing, contract manufacturing and manufacturing quality controls. Production permits are required for the manufacture of Class II and Class III medical devices. A medical device production license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical device manufacturers are not required to obtain a medical device operation license to sell their self-manufactured
products. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Manufacture of Medical Devices which will become effective on May 1, 2022.
The Good Manufacturing Practice Rules for Medical Devices, as promulgated by the CFDA on December 29, 2014 and effective on March 1, 2015, provide basic principles for quality control systems for medical devices manufacturing, and these rules are applicable to the entire process of design and development, production, sales and post-sale
services of medical devices.
The Measures for the Supervision and Administration of the Business Operation of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities conducting the business operation of medical devices in the PRC. Medical devices are assigned to one of three regulatory classes based on the level of control necessary to assure the safety and effectiveness of the device. Business activities involving medical devices are regulated in accordance with the classification of each of the medical devices. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices, and licenses are required for business activities involving Class III medical devices. A medical device operation license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical devices manufacturing enterprises engaging in the sale of self-produced
products are not required to obtain a medical device operation license. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Business Operation of Medical Devices which will become effective on May 1, 2022.
According to the Supervision and Administration of Medical Devices, entities are prohibited from using or operating unregistered or unfiled, expired, invalid or obsolete medical devices or those without a certificate of conformity.
Pursuant to the Notice on Strengthening the Administration of Import and Use of Pharmaceutical and Medical Devices, as promulgated by the CFDA in October 2010, medical institutions may only purchase qualified medical devices from enterprises with a medical device manufacture license or a medical device operation license.

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, obtained Class I medical devices record-filing
certificates for our general kit for sequencing reaction, nucleic acid extraction or purification reagent, sequencing kit for gene sequencing and library kit for gene sequencing (DNA interruption linking) in May 2016, January 2017, April 2017 and December 2017, respectively. Guangzhou Burning Rock Dx Co., Ltd. also obtained a Class III medical device registration certificate for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) and mutation gene analysis software for non-small cell
lung cancer in July 2018 and August 2019, respectively. In March 2022, Guangzhou Burning Rock Dx Co., Ltd. obtained from the NMPA a Class III medical device registration certificate for our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure
™
CDx)
for non-small cell
lung cancer.
Guangzhou Burning Rock Dx Co., Ltd. obtained a Class III medical device manufacture license for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) in August 2018, with a term of five years.
Guangzhou Burning Rock Medical Devices Co., Ltd. obtained a medical device operation license for Class III medical devices in December 2020, with a term of five years.
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
Policies
on NGS-based Cancer
Therapy Selection
In recent years, China has introduced a series of policies that support the development of NGS-based cancer
therapy selection. The table below presents a selection of these policies introduced by relevant governmental authorities in China from 2014 to 2021:

Date	Authority	Key messages

February 2014	NMPA	The NMPA ( former CFDA ) issued a Notice on Special Approval Procedures for Innovative Medical Devices (Trial) , which significantly accelerated the approval process for NGS products.

March 2014	State Council	The State Council published
Regulation on the Supervision and Administration of Medical Devices
, which provides that reagents related to human gene testing are Class III medical devices. NGS products are managed as medical devices.

February 2015	NHC	The NHC published Guidelines for
Personalized Medical Testing Applications of Sequencing Technology
, which provides guidance on sample collection, transportation, receiving, processing, testing and inspection of project development, verification, and validation, basic principles of quality control, result reporting, and the possible problems and countermeasures, to provide standardized guidance on precision medicine based on sequencing technology application.

Date	Authority	Key messages

July 2015	NHC	The NHC published
Guidelines for Individualized Treatment and Detection of Tumors
, which provides for the standardization of testing technology, laboratory access and quality assurance. It includes specific requirements for clinical and medical laboratories to ensure the accuracy of genotyping test results.

February 2016	NHC	The NHC published
Notice of the General Office of the National Health and Family Planning Commission on Issues Related to the Management of Clinical Testing Projects
, which covers strengthening the management of clinical inspection projects, standardizing the clinical inspection work of medical institutions, meeting the needs of clinical medical treatment, and ensuring the quality and safety of medical treatment.

May 2017	State Council	The State Council published Amendments to the
Regulations on the Supervision and Administration of Medical Devices
, which regulates Class III medical devices, including NGS products, under product registration management. It also provided detailed requirements for Class III medical device registration.

September 2018	NHC	The NHC published
Guidelines for Clinical Application of New Cancer Drugs
to guide the clinical application of cancer drugs. The guidelines cover 7 types of tumors including respiratory system, digestive system, blood tumor, urinary system, breast cancer and 42 types of cancer drugs, providing clear guidance for precision medicine.

September 2021	NMPA	The NMPA published
Guidelines for Clinical Trials of In Vitro Diagnostic Reagents
, which provides basic principles for IVD reagent clinical trials, provides recommendations in principle for clinical trial design, identifies key factors to consider during clinical trials, and provides reference for technical review departments in reviewing clinical trial data.
Other Significant PRC Regulations Affecting Our Business Activities
Commercial Bribery Regulations
The Standing Committee of the National People’s Congress adopted the
Anti-Unfair
Competition Law, which became effective on December 1, 1993 and was amended on November 4, 2017 and April 23, 2019, respectively, with the most recent amendment coming into force on April 23, 2019. The
Anti-Unfair
Competition Law provides that a business operator commits a crime if it offers money or any other bribes in the course of selling or purchasing products.
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
On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the General Principles of the Civil Law of the PRC aiming to protect the legitimate rights and interests of the end-users and
consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the National People’s Congress on July 8, 2000, August 27, 2009 and December 29, 2018. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.
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

Patents
Pursuant to the PRC Patent Law, most recently amended in October 2020, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure (or a combination of both) of a product. A design patent is granted to a new design of a certain product in shape (overall or partial), pattern (or a combination of both) and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, utility model patents are effective for ten years and design patents are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system,
which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.
Existing patents can be narrowed, invalidated or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the China National Intellectual Property Administration, or CNIPA. Normally, the CNIPA publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the CNIPA for a substantive examination within three years from the date of application.
The PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not limited to Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the CNIPA for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the CNIPA has raised concerns by foreign companies that conduct research and development activities in China or outsource research and development activities to service providers in China.
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

As of December 31, 2021, we held 23 patents in China, which will expire between 2025 and 2041. We held two patents in Hong Kong, which will expire in 2038. As of the same date, we had fourteen pending patent applications in China, five pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in Europe, three pending patent applications in Japan, two pending patent applications in Canada, two pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and seven international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which one is the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan and another two are the basis of pending registration for brELSA
™
, our
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
Trademarks
The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle
with respect to trademark registration. As of December 31, 2021, we had 342 registered trademarks and 54 pending trademark applications in the PRC.
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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of December 31, 2021, we had five software copyrights.
Domain Names
Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. As of December 31, 2021, we had four registered domain names, including our official website.
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
According to the Cybersecurity Law of the PRC promulgated by the Standing Committee of the NPC on November 7, 2016 and taking effect on June 1, 2017, network operators shall comply with laws and administrative regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures in accordance with laws, administrative regulations and the compulsory requirements of national standards to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators collecting and using personal information shall abide by the principles of legality, justification and necessity, publish the rules for collection and use, explicitly state the purposes, means and scope of the information collection and use, and obtain the consent of the persons whose data is gathered. The network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws, administrative regulations or the agreements between both parties.
On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law defines “data” as any recording of information in electronic or other forms, and defines “data processing” as including the collection, storage, use, processing, transmission, provision, disclosure, etc. of data. The Data Security Law requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. The PRC government shall establish a data classified and categorized protection system. Data concerning national security, lifelines of the national economy, important people’s livelihood, and major public interests are core data, and shall be subject to a stricter management system. Data processors shall establish and improve the whole-process
data security management rules, organize and implement data security education and trainings, and take appropriate technical measures and other necessary measures to protect data security. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law sets forth that the personal information of natural persons shall be protected by law, and no organization or individual may infringe upon the personal information rights and interests of natural persons. The processing of personal information shall have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests. The collection of personal information shall be limited to the smallest scope necessary for achieving the purpose of processing, and personal information shall not be collected excessively. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors may be ordered to make correction or suspend or terminate the provision of services, or be imposed confiscation of illegal income, fines or other penalties.
On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other departments jointly promulgated the newly revised Measures for Cybersecurity Review with effect from February 15, 2022, which provides that (i) a critical information infrastructure operator which intends to purchase network products and services shall prejudge the possible risks to national security that may arise after the products and services are put into use and where national security will or may be affected, the operator shall apply with the Cybersecurity Review Office for cybersecurity review, and (ii) a network platform operator that possesses more than one million users’ personal information must apply for cybersecurity review when listing in a foreign country.
On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) which expanded the scope of application of cybersecurity review, established the data classified and graded protection system, and defined the relevant rules for cross-border
security management of data. It provides that data processors carrying out the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that gather and possess a large number of data resources having bearing on the national security, economic development or public interests, which affects or may affect national security; (ii) listing in a foreign country of a data processor that processes the personal information of more than one million persons; (iii) listing in Hong Kong of a data processor, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.
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
PRC Regulation on Labor Protection
Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury. Employers are also required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the PRC Employment Contract Law.
Pursuant to the Law of Manufacturing Safety of the PRC, effective on November 1, 2002 and amended on August 27, 2009, August 31, 2014 and June 10, 2021, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws, regulations, national standards, and industrial standards. Manufacturers not meeting relevant legal requirements are not permitted to commence manufacturing activities.
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
foreign-owned
enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, and 2018;

•	Foreign Investment Law of the PRC; and

•	Implementation Rules to the Foreign Investment Law.
Under these laws and regulations,
foreign-invested
enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned
enterprise in China is required to set aside at least 10% of its after-tax profit
(based on PRC accounting standards) each year to its statutory reserve funds until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. A foreign-invested
enterprise has the discretion to allocate a portion of
its after-tax profits
to discretionary reserve funds. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
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

C. Organizational Structure
The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this annual report:

(1)
Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, include (i) Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer, who holds 45.9% of the equity interests in the VIE, (ii) Mr. Xia Nan, an affiliate of Northern Light Venture Capital III, Ltd., who holds 18.1% of the equity interests in the VIE, (iii) Mr. Gang Lu, our director, and Mr. Jin Zhao, our former director, who hold 7.1% and 8.8% of the equity interests in the VIE, respectively, (iv) Growth No. 12 Investment (Shenzhen) Partnership (Limited Partnership), an affiliate of a principal shareholder, which holds 6.0% of the equity interests in the VIE, and (v) seven minority shareholders, who in aggregate hold 14.1% of the equity interests in the VIE, including Dr. Shaokun (Shannon) Chuai, our chief operating officer.

Contractual Arrangements
Investment in China by foreign investors is subject to certain restriction under PRC laws and regulations, in particular, the Catalog of Industries for Encouraging Foreign Investment, and the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. While foreign investors are given access to the medical device industry according to Negative list, foreign ownership is prohibited in businesses involving the development and application of genomic diagnosis and treatment technology. We are a company incorporated in the Cayman Islands, and, as a result, our subsidiaries in China are considered foreign-owned
enterprises. To comply with the PRC laws and regulations described above, we primarily conduct our business in China through the VIE and its subsidiaries in China, based on a series of contractual arrangements among the VIE, its shareholders and our WFOE.

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
Financial Support Undertaking Letter
Pursuant to the financial support undertaking letter addressed to the VIE, dated October 21, 2019, we undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from the VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective until the earlier of (i) the date on which all of the equity interests of the VIE have been acquired by us or our designee, and (ii) the date on which we, in our sole and absolute discretion, unilaterally terminates the applicable financial support undertaking letter.
Voting Proxy Agreement
Pursuant to the voting proxy agreement entered into between our company and our WFOE, dated October 21, 2019, our WFOE irrevocably and unconditionally undertakes to exercise its rights under the agreement for power of attorney, as amended and restated on October 21, 2019, by and among our WFOE, the VIE and its shareholders, in accordance with our company’s instruction.
In the opinion of Tian Yuan Law Firm, our PRC counsel:

•	the ownership structure of the VIE and our WFOE in China currently does not violate any applicable PRC laws or regulations currently in effect; and

•
the contractual arrangements among our WFOE, VIE and the shareholders of the VIE governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and currently do not and will not violate any applicable PRC laws or regulations currently in effect.

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
D. Property, Plants and Equipment
Our corporate headquarters, central laboratory and manufacturing facilities are primarily located in Guangzhou, China. We also have a research and development center in Shanghai and offices in Beijing. These facilitates have an aggregate of over 40,000 square meters. We currently lease all of our facilities. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion.
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
We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2019, 2020 and 2021, 23,075, 25,262 and 28,199 patients took our tests, respectively.
In 2019, 2020 and 2021, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 72.4%, 69.2% and 62.9% of our total revenues, respectively.
In 2016, we became China’s first
NGS-based
cancer therapy selection company to offer an
in-hospital
model, providing
turn-key
solutions to address Chinese hospitals’ challenges in adopting
NGS-based
cancer therapy selection. Under this model, we have partnered with 63 Class III Grade A hospitals and one Class II Grade A hospital to establish in-hospital
laboratories, enabling our partner hospitals to perform
NGS-based
cancer therapy selection on their own using our reagent kits. In 2019, 2020 and 2021, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits and laboratory equipment under the in-hospital
model contributed 23.0%, 27.4%, and 32.5% of our total revenues, respectively.

We also generate a small portion of revenue from pharma research and development services we provide to pharmaceutical companies and hospitals, which contributed 4.6%, 3.4% and 4.6% of our total revenues in 2019, 2020 and 2021, respectively.
We have achieved rapid growth since commercializing our first cancer therapy selection test in 2014. Our revenue increased by 12.6% from RMB381.7 million in 2019 to RMB429.9 million in 2020, and further increased by 18.1% to RMB507.9 million (US$79.7 million) in 2021. Our gross profit increased by 14.8% from RMB273.3 million in 2019 to RMB313.9 million in 2020, and further increased by 16.0% to RMB364.1 million (US$57.1 million) in 2021. Our gross profit margin was 71.6%, 73.0% and 71.7% in 2019, 2020 and 2021, respectively. We incurred net loss of RMB169.2 million, RMB407.2 million and RMB796.7 million (US$125.0 million) in 2019, 2020 and 2021, respectively.
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
Testing Volume and Hospital Coverage under Our Central Laboratory Model
Our revenue and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2019, 2020 and 2021, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 72.4%, 69.2% and 62.9% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a significant portion of our revenue going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. In 2019, 2020 and 2021, 23,075, 25,262 and 28,199 patients took our tests, respectively. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

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

	Year ended December 31, 2019
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	276,254	72.4	(1,476)	(0.4)	17,745	4.6	292,523	76.6
Revenues from sales of products	—	—	89,154	23.4	—	—	89,154	23.4

	276,254	72.4	87,678	23.0	17,745	4.6	381,677	100.0

	Year ended December 31, 2020
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	297,342	69.2	(847)	(0.2)	14,689	3.4	311,184	72.4
Revenues from sales of products	—	—	118,719	27.6	—	—	118,719	27.6

	297,342	69.2	117,872	27.4	14,689	3.4	429,903	100.0

	Year ended December 31, 2021
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	319,353	50,113	62.9	(281)	(44)	(0.1)	23,393	3,671	4.6	342,465	53,740	67.4
Revenues from sales of products	—	—	—	165,397	25,954	32.6	—	—	—	165,397	25,954	32.6

	319,353	50,113	62.9	165,116	25,910	32.5	23,393	3,671	4.6	507,862	79,694	100.0

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
Pharma research and development services
We provide pharmaceutical research and development services to international and domestic pharmaceutical companies primarily in relation to the development of targeted therapies and immunotherapies for various types of cancer, and to hospitals for their studies on cancer diagnosis and treatment. We also provide companion diagnostics development service to pharmaceutical companies.
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

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Central laboratory business	73,689	73,960	81,088	12,725
In-hospital business	29,506	35,849	50,315	7,896
Pharma research and development services	5,148	6,172	12,313	1,932

Total cost of revenues	108,343	115,981	143,716	22,553

Operating Expenses
Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Research and development expenses	156,935	263,940	367,858	57,725
Selling and marketing expenses	153,334	168,587	303,096	47,562
General and administrative expenses	132,157	293,800	490,256	76,932

Total operating expenses	442,426	726,327	1,161,210	182,219

Research and Development Expenses
Our research and development expenses primarily consist of (i) expenses incurred for clinical and non-clinical
activities performed by third-party contract research organizations, and (ii) salaries and benefits for research and development personnel and the cost of materials for our research and development projects and products. We expect that our research and development expenses will increase as we continue to invest in the research and development of our early cancer detection and cancer therapy selection products and technologies.
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
Hong Kong
Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation
measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2019, 2020 or 2021. Hong Kong does not impose a withholding tax on dividends.

China
For our operations in the PRC, we are subject to a general PRC enterprise income tax rate of 25%. Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, has been qualified as a high and new technology enterprise, or HNTE, since November 2016, and accordingly is entitled to a reduced income tax rate of 15%.
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

Principles of Consolidation
Our consolidated financial statements include the financial statements of our company, subsidiaries of our company, the VIE and the VIE’s subsidiaries for which we are the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.
Segment Reporting
In accordance with ASC 280,
Segment Reporting
, our chief operating decision maker, or the CODM, has been identified as our chief executive officer. Our CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital
business and pharma research and development services. No geographical segments are presented because substantially all of our long-lived
assets are located in the PRC and substantially all of our revenues are derived from within the PRC.
Revenue Recognition
We derive revenue from our central laboratory business,
in-hospital
business and pharma research and development services. We recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. For businesses that enter primarily short-term contracts, we apply the practical expedient which allows costs to obtain a contract to be expensed when incurred if the amortization period of the assets that would otherwise have been recognized is one year or less.
Revenue from central laboratory business
Revenue from central laboratory business is primarily generated through the sales of our cancer therapy selection test to individual patient customers. Individual patients prepay the consideration in full, and the transaction price for each contract is fixed at contract inception.
Patients can choose to purchase a single cancer therapy selection test or a package which consists of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. We record revenue at a point in time when each cancer therapy selection testing report is delivered to the patient.
We launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains a fixed number of the same type cancer therapy selection tests which can be used up to two years from purchase date. Based on historical usage rates, a portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration, referred to as a “breakage.” We recognize the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year
period when the monitoring package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period. We changed our estimates of the entitlement of breakage amount in 2019 as we concluded that we have sufficient historical experience to estimate breakage. We recognized breakage income of RMB14.7 million, RMB11.9 million and RMB14.2 million (US$2.2 million) for 2019, 2020 and 2021, respectively.

Revenue from
in-hospital
business
Revenue from
in-hospital
business is primarily generated through reagent kit sales and providing facilitation services for laboratory equipment sold to hospitals. For the sale of reagent kits, we manufacture reagent kits and sell to the hospitals when the hospitals submit a purchase order. Each reagent kit represents a single performance obligation. We do not provide rights of return for the reagent kits sold other than returns of defective products. Returns for defective products were not material for the periods presented. The contracts with customers from reagent kit sales of in-hospital
business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. We allocate the total transaction consideration to each performance obligation based on a relative standalone selling price basis using the expected cost plus a margin method. We estimate SSP by using market conditions, entity-specific
factors, including the product mix sold to customers over time and our expected gross margin for different customers. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Our key estimates and assumptions in determining the standalone selling price for the performance obligation for in-hospital business have not changed for the years ended December 31, 2019, 2020 and 2021. Changes in these assumptions and inputs could directly affect the amount and timing of revenue recognized under these arrangements. We record revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to hospitals. For the facilitation services, we purchase the laboratory equipment from third-party
suppliers when a hospital submits purchase request and resells the laboratory equipment to the hospital. We act as an agent in facilitating laboratory equipment sales as we do not control the laboratory equipment before its delivery to hospitals and do not have inventory risks. The facilitation services for each piece of laboratory equipment represent a single performance obligation. We record revenue on a net basis at the point in time when we have completed our facilitation services.
Revenue from pharma research and development services
We provide pharma research and development services to pharmaceutical companies for developing new targeted therapies and immunotherapies on various types of cancers, and to hospitals for their studies on cancer diagnosis and treatment. The pharma research and development services include a range of cancer therapy selection test services, analytical validation services and project management services. We deliver an analysis report upon completion of services. The testing services, analytical validation services and project management services are not distinct within the context of the contract because we are using these services as inputs to produce the analysis report. We recognize services revenue over the period in which these services are provided because we do not create an asset with alternative use to us and we have an enforceable right to payment for the performance completed to date. We recognize revenue using an output method to measure progress, utilizing cancer therapy selection testing performed to-date
as our measure of progress.
We also provide companion diagnostics development service to pharmaceutical companies. We recognize revenue using an input method to measure progress for these arrangements. We determined the pattern of revenue recognition over time would most faithfully represent the economic value of the companion diagnostics services being provided based on the external costs incurred over the term of the development and clinical validation phases of the project.
Pharmaceutical companies may also separately engage us to perform multiple cancer therapy selection tests without an analysis of the test results. Each therapy selection test is capable of being distinct and separately identifiable from other promises in the contracts and therefore, represent distinct performance obligations. Revenue is allocated to each cancer therapy selection test using a relative standalone selling price basis. We record revenue at a point in time, when each cancer therapy selection test result is delivered to the pharmaceutical companies and hospitals.
Adoption of ASU
2016-02
We adopted
ASU
2016-02,
Leases
, and all subsequent ASUs relating to this Topic (collectively, “ASC 842”) using the modified retrospective transition method effective January 1, 2021. We elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to not reassess (1) whether expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease
components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. We elected to not account for a rent concession as a lease modification and account for a rent concession as a negative variable lease payment for rent concession directly resulting from the
COVID-19
pandemic.
Leases
We lease office space, employee dormitories and equipment. Our offices and facility leases generally have lease terms between 10 months to 6 years. Our lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. Our leases do not contain restrictions or covenants that restrict us from incurring other financial obligation.

Prior to adopting ASC 842, we classified leases at the inception date as either a capital lease or an operating lease. We assessed a lease to be a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease was accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases were accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms.
Upon adoption of ASC 842, we, as the lessee, classify our leases as operating or financing lease at inception in accordance with the recognition criteria in ASC
842-20-25-2.
We classify a lease as a finance lease if the lease meets any one of the following criteria: (a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, (b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for a major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
We classify a lease as an operating lease when it does not meet any one of these criteria.
For finance leases,
right-of-use
assets are included in property and equipment in the consolidated balance sheets. We recognize finance lease liabilities using the implicit rate when readily determinable at the commencement dates in determining the present value of lease payments.
For operating leases, we recognizes a
right-of-use
asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. Lease expense is recorded on a straight-line basis over the lease term. As our leases do not provide an implicit rate, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, we consider our credit rating, nature of underlying asset, and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease. Leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options. We also elected to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with ASC 842. We recognize fixed rental payments for these short-term leases as a straight-line expense over the lease term.
When we enter into sale and leaseback transactions as a lessee, it first assesses whether the effectively transferred the underlying asset using the guidance in ASC 606. If we transfer the control of the leased asset to the buyer-lessor, we account for the sale of the underlying asset in accordance with ASC 606. The subsequent leaseback of the asset is accounted for in accordance with ASC 842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to the buyer-lessor, the asset is not derecognized and account for the transaction as a financing arrangement.
Income Taxes
We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We evaluate our uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. We recognize in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expenses.
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
Adoption of ASU
2016-13
On January 1, 2021, we adopted ASU
No. 2016-13,
Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”),
using the modified retrospective transition method. ASU
2016-13
replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, we changed the impairment model to utilize a forward-looking current expected credit loss model in place of the incurred loss methodology for financial instruments measured at amortized cost. The cumulative impact from adopting ASC 326 resulted in a decrease in the opening retained earnings on January 1, 2021 by RMB11.4 million (US$1.8 million), RMB2.4 million (US$0.4 million) and RMB115 thousand (US$18 thousand) for the allowance for credit losses for accounts receivables, contract assets and other current assets, respectively.
Accounts Receivable, Contract Assets and Allowance For Credit Losses
We recognize contract assets when we satisfy our performance obligations before the customer pays consideration or before payment is due. We transfer contract assets to “accounts receivable” when its right to payment becomes unconditional.
Prior to adopting ASC 326, accounts receivable was carried at net realizable value. We recorded allowance for doubtful accounts when collection was no longer probable. We considered specific evidence when evaluating the collectability of accounts receivables, including the aging of the receivable, customer payment history, customer’s credit worthiness and other factors. Accounts receivable were written off when management determined a balance would be uncollectable after all collection efforts have ceased.
Upon adoption of ASC 326, we record the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “General and administrative expenses” in the consolidated statements of comprehensive loss. We assess credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. After such assessment, we categorize our account receivables and contract assets as hospital customers, non-hospital customers and individual customers. We apply a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Changes in our estimates of these inputs and the method used to estimate the credit loss may affect our financial condition and results of operations. We write off accounts receivable and contract assets are deemed uncollectible when after all collection efforts have ceased.
For debt securities, the allowance for credit losses reflects our estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Other expenses, net” in the consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.

Fair Value of Share Options
Prior to the completion of our initial public offering, we determined the fair value of share-based
payment awards using the binomial option valuation model with the assistance from an independent third-party
appraiser. Upon the completion of our initial public offering, we determined the fair value of share-based
payment awards using the
Black-Scholes
model. The binomial and
Black-Scholes
models require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, the exercise multiple, the risk-free
rate and the dividend yield. Prior to the completion of our initial public offering, we estimated the grant date fair value of its ordinary shares with the assistance from the third-party
appraiser. Upon the completion of our initial public offering, we used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of our ordinary shares. For expected volatility, we have referenced historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free
rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.
The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2019	2020	2021
Risk-free interest rate	1.63%–2.41%	0.51%–1.90%	0.97%–2.07%
Dividend yield	0%	0%	0%
Expected volatility range	44.6%–45.4%	44.9%–49.3%	47.67%–72.98%
Exercise multiple	2.20–2.80	2.20	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates (1)	US$3.30– US$9.41	US$9.41– US$27.15	US$9.53– US$30.50

(1)
In January 2020, we effected a
2-for-1
reverse share split. For the purpose of presenting the fair value per ordinary share for the years ended December 31, 2019 and 2020 in the table above, such reverse share split has been retroactively reflected for all applicable valuation dates presented herein.

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
The major assumptions used in calculating the fair value of ordinary shares include:
Discount rates
. The discount rates set forth in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free
rate, comparative industry risk, equity risk premium, company size and non-systemic
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
Discount for lack of marketability, or DLOM
.
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
Fair Value Measurements
We apply ASC 820,
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier
fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:
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
The carrying amounts of cash and cash equivalents, restricted cash, short-term
investments, accounts receivable, amounts due from and due to related parties, accounts payable and short-term
borrowings approximate their fair values because of their generally short maturities. The carrying amounts of long-term
borrowings and
long-term
investments approximate their fair values since they bear interest rates at which approximate market interest rates.
On January 22, 2020, the holder of the Series C convertible redeemable preferred share warrant (the “Series C Warrant”) exercised its Series C Warrant and purchased 1,064,950 Series C convertible redeemable preferred shares. We recognized a gain from the decrease in warrant fair value of RMB3.5 million for the year ended December 31, 2020. We recognized a loss from the increase in fair value of RMB2.8 million for the year ended December 31, 2019. We record fair value change of the warrant as a component of non-operating
income in the consolidated statement of comprehensive loss for 2019 and 2020. We did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, there were no warrants outstanding. Therefore, there were no financial assets or liabilities measured at fair value using Level 3 unobservable inputs on a recurring basis as of December 31, 2020 and 2021.

We had no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2019, December 31, 2020 or December 31, 2021.
Recent accounting pronouncements
A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.
Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2019		2020		2021
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for %)
Revenues:
Revenues from services	292,523	76.6	311,184	72.4	342,465	53,740	67.4
Revenues from sales of products	89,154	23.4	118,719	27.6	165,397	25,954	32.6

Total revenues	381,677	100.0	429,903	100.0	507,862	79,694	100.0

Cost of revenues (1) :
Cost of services	(78,837)	(20.7)	(80,132)	(18.6)	(93,401)	(14,657)	(18.4)
Cost of goods sold	(29,506)	(7.7)	(35,849)	(8.3)	(50,315)	(7,896)	(9.9)

Total cost of revenues	(108,343)	(28.4)	(115,981)	(26.9)	(143,716)	(22,553)	(28.3)

Gross profit	273,334	71.6	313,922	73.1	364,146	57,141	71.7
Operating expenses :
Research and development expenses (1)	(156,935)	(41.1)	(263,940)	(61.4)	(367,858)	(57,725)	(72.4)
Selling and marketing expenses (1)	(153,334)	(40.2)	(168,587)	(39.2)	(303,096)	(47,562)	(59.7)
General and administrative expenses (1)	(132,157)	(34.6)	(293,800)	(68.3)	(490,256)	(76,932)	(96.5)

Total operating expenses	(442,426)	(115.9)	(726,327)	(168.9)	(1,161,210)	(182,219)	(228.6)

Loss from operations	(169,092)	(44.3)	(412,405)	(95.8)	(797,064)	(125,078)	(156.9)

Interest (expense) income, net	2,172	0.6	5,401	1.3	1,921	301	0.4
Other expense, net	(883)	(0.2)	(887)	(0.2)	199	31	—
Foreign exchange (loss) gain, net	1,486	0.4	(2,847)	(0.7)	(854)	(134)	(0.2)
Change in fair value of a warrant liability	(2,839)	(0.7)	3,503	0.8	—	—	—

Loss before income tax	(169,156)	(44.2)	(407,235)	(94.6)	(795,798)	(124,880)	(156.7)
Income tax expenses	—	—	—	—	(899)	(141)	(0.2)

Net loss	(169,156)	(44.2)	(407,235)	(94.6)	(796,697)	(125,021)	(156.9)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	678	796	1,504	236
Research and development expenses	9,377	49,801	29,637	4,651
Selling and marketing expenses	1,235	3,457	9,612	1,508
General and administrative expenses	11,502	119,166	241,680	37,925

Total	22,792	173,220	282,433	44,320

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 18.1% to RMB507.9 million (US$79.7 million) for 2021 from RMB429.9 million for 2020, primarily attributable to an increase in revenues from sales of products to RMB165.4 million (US$26.0 million) for 2021 from RMB118.7 million for 2020 and to a lesser extent, revenues generated from services to RMB342.5 million (US$53.7 million) for 2021 from RMB311.2 million for 2020. We derived our revenues from three sources:

•
Central laboratory business
. Our revenue generated from central laboratory business increased by 7.4% to RMB319.4 million (US$50.1 million) for 2021 from RMB297.3 million for 2020. In 2021, 28,199 patients took our tests,
compared to 25,262 patients in 2020.

•
In
-hospital
business
. Our revenue generated from
in-hospital
business increased by 40.1% to RMB165.1 million (US$25.9 million) for 2021 from RMB117.9 million for 2020, primarily attributable to the expansion of our in-hospital
business. The number of our contracted partner hospitals increased from 29 as of December 31, 2020 to 41 as of December 31, 2021.

•
Pharma research and development services
. Our revenue generated from pharma research and development services increased by 59.3% to RMB23.4 million (US$3.7 million) for 2021 from RMB14.7 million for 2020, primarily attributable to increased testing performed for our pharma customers and growth in companion diagnostics development services.

Cost of Revenues
Our cost of revenues increased by 23.9% to RMB143.7 million (US$22.6 million) for 2021 from RMB116.0 million for 2020. This increase was primarily attributable to an increase in cost of goods sold to RMB50.3 million (US$7.9 million) for 2021 from RMB35.8 million for 2020, and to a lesser extent, an increase in cost of services to RMB93.4 million (US$14.7 million) for 2021 from RMB80.1 million for 2020.
The increase in cost of revenues from 2020 to 2021 was primarily due to an increase in cost of revenues for our in-hospital
business, which was in line with our business growth.
Gross Profit and Gross Margin
Our gross profit increased by 16.0% to RMB364.1 million (US$57.1 million) for 2021 from RMB313.9 million for 2020, primarily due to (i) the continued growth of our central laboratory business and in-hospital
business, and (ii) greater economies of scale. Our gross margin decreased to 71.7% for 2021 from 73.0% for 2020.
The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2020		2021
	RMB	Gross profit margin (%)	RMB	US$	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	223,382	75.1	238,265	37,388	74.6
In-hospital business	82,023	69.6	114,801	18,014	69.5
Pharma research and development services	8,517	58.0	11,080	1,739	47.4
Total	313,922	73.0	364,146	57,141	71.7

Operating Expenses
Research and development expenses
Our research and development expenses increased by 39.4% to RMB367.9 million (US$57.7 million) for 2021 from RMB263.9 million for 2020, primarily due to (i) an increase in expenditure for our early cancer detection related research, and (ii) an increase in staff cost for our research and development personnel.
Selling and marketing expenses
Our selling and marketing expenses increased by 79.8% to RMB303.1 million (US$47.6 million) for 2021 from RMB168.6 million for 2020, primarily due to an increase in staff costs for our selling and marketing personnel.
General and administrative expenses
Our general and administrative expenses increased by 66.9% to RMB490.3 million (US$76.9 million) for 2021 from RMB293.8 million for 2020, primarily due to (i) an increase in share-based
compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.
Interest Income, Net
Our interest income, net decreased by 64.4% to RMB1.9 million (US$0.3 million) for 2021 from RMB5.4 million for 2020, primarily due to decrease in interest income as a result of decline in average balance of short-term investment and cash and cash equivalent.
Net Loss
Our net loss increased by 95.6% to RMB796.7 million (US$125.0 million) for 2021 from RMB407.2 million for 2020, primarily due to an increase in operating expenses as mentioned above, which was in line with the continued growth of our business. The increase in net loss was partially offset by our increased total revenues.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues increased by 12.6% to RMB429.9 million for 2020 from RMB381.7 million for 2019, primarily attributable to an increase in revenues generated from services to RMB311.2 million for 2020 from RMB292.5 million for 2019, and to a lesser extent, revenues from sales of products to RMB118.7 million for 2020 from RMB89.2 million for 2019. We derived our revenues from three sources:

•
Central laboratory business
. Our revenue generated from central laboratory business increased by 7.6% to RMB297.3 million for 2020 from RMB276.3 million for 2019, primarily attributable to the continued growth of our central laboratory business. In 2020, 25,262 patients took our tests, compared to 23,075 patients in 2019.

•
In
-hospital
business
. Our revenue generated from
in-hospital
business increased by 34.4% to RMB117.9 million for 2020 from RMB87.7 million for 2019, primarily attributable to the expansion of our in-hospital
business. The number of our partner hospitals increased from 40 as of December 31, 2019 to 52 as of December 31, 2020.

•
Pharma research and development services
. Our revenue generated from pharma research and development services decreased by 17.2% to RMB14.7 million for 2020 from RMB17.7 million for 2019, primarily attributable to declined pharmaceutical testing volumes.

Cost of Revenues
Our cost of revenues increased by 7.0% to RMB116.0 million for 2020 from RMB108.3 million for 2019. This increase was primarily attributable to an increase in cost of goods sold to RMB35.8 million for 2020 from RMB29.5 million for 2019, and to a lesser extent, cost of services to RMB80.1 million for 2020 from RMB78.8 million for 2019.
The increase in cost of revenues from 2019 to 2020 was primarily due to an increase in cost of revenues for our in-hospital
business, which was in line with our business growth.
Gross Profit and Gross Margin
Our gross profit increased by 14.8% to RMB313.9 million for 2020 from RMB273.3 million for 2019, primarily due to (i) the continued growth of our central laboratory business and in-hospital
business, and (ii) greater economies of scale. Our gross margin increased to 73.0% for 2020 from 71.6% for 2019.
The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2019		2020
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	202,565	73.3	223,382	75.1
In-hospital business	58,172	66.3	82,023	69.6
Pharma research and development services	12,597	71.0	8,517	58.0
	273,334	71.6	313,922	73.0
Operating Expenses
Research and development expenses
Our research and development expenses increased by 68.2% to RMB263.9 million for 2020 from RMB156.9 million for 2019, primarily due to (i) an increase in staff cost, mainly driven by the increased number of our research and development personnel, and (ii) an increase in share-based
compensation expenses for options granted to research and development personnel.
Selling and marketing expenses
Our selling and marketing expenses increased by 9.9% to RMB168.6 million for 2020 from RMB153.3 million for 2019, primarily due to an increase in staff costs, as we continued to expand our sales and marketing teams to support the growth of our central laboratory business and in-hospital
business. The number of our sales and marketing personnel increased from 287 as of December 31, 2019 to 386 as of December 31, 2020. Selling and marketing expenses as a percentage of total revenues decreased from 40.2% for 2019 to 39.2% for 2020, primarily due to our greater economies of scale.
General and administrative expenses
Our general and administrative expenses increased significantly to RMB293.8 million for 2020 from RMB132.2 million for 2019, primarily due to (i) an increase in share-based
compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Interest Income, Net
Our interest income, net increased significantly to RMB5.4 million for 2020 from RMB2.2 million for 2019, primarily due to a decrease in our interest expenses as a result of governmental subsidies on loan interests and lower average loan balances in 2020.
Net Loss
Our net loss increased significantly to RMB407.2 million (for 2020 from RMB169.2 million for 2019, primarily due to an increase in general and administrative expenses and research and development expenses as mentioned above, which was in line with the continued growth of our business. The increase in net loss was partially offset by our increased total revenues.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been proceeds from our initial public offering and concurrent private placement, equity contributions from our shareholders and bank borrowings. In June 2020, we completed our initial public offering in which we issued and sold an aggregate of 15,525,000 ADSs, representing 15,525,000 Class A ordinary shares, resulting in net proceeds to us of US$234.9 million. Concurrently with our initial public offering, we also raised US$25 million from Lake Bleu Prime Healthcare Master Fund Limited, by selling 1,515,151 Class A ordinary shares to it in a private placement.
As of December 31, 2021, we had (i) cash and cash equivalents of RMB1,431.3 million (US$224.6 million), consisting of bank deposits, and
(ii) short-term
investment balances of RMB63.8 million (US$10.0 million).
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
The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(228,041)	(73,543)	(477,886)	(74,993)
Net cash generated from (used in) investing activities	(346,660)	(109,312)	81,697	12,823
Net cash generated from (used in) financing activities	571,735	2,165,719	(52,899)	(8,301)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,876	(155,902)	(37,006)	(5,808)
Net increase in cash and cash equivalents and restricted cash	2,910	1,826,962	(486,094)	(76,279)
Cash and cash equivalents and restricted cash at the beginning of year	95,334	98,244	1,925,206	302,107
Cash and cash equivalents and restricted cash at the end of year	98,244	1,925,206	1,439,112	225,828

Operating Activities
Net cash used in operating activities for 2021 was RMB477.9 million (US$75.0 million), while our net loss for the same period was RMB796.7 million (US$125.0 million). The difference was primarily due to adjustment for non-cash
and
non-operating
items of RMB381.2 million (US$59.8 million), primarily including share-based
compensation of RMB282.4 million (US$44.3 million), depreciation and amortization of RMB47.8 million (US$7.5 million), non-cash
lease expense of RMB 35.3 million (US$5.5 million), and changes in working capital. The changes in working capital primarily reflected (i) an increase in deferred revenue of RMB68.5 million (US$10.7 million) primarily as a result of our overall business growth, (ii) an increase in accrued liabilities and other current liabilities of RMB44.2 million (US$6.9 million) primarily attributable to our increased payroll payables and increased accounts payable for leasehold improvement, and (iii) a decrease in operating lease liabilities of RMB29.7 million (US$4.7 million) primarily as a result of adoption of ASC842, the new lease accounting principle, and partially offset by (i) an increase in inventories of RMB67.0 million (US$10.5 million), primarily attributable to our overall business growth and (ii) an increase in contract asset of RMB30.8 million (US$4.8 million), primarily attributed to the continued growth of our in-hospital
business.
Net cash used in operating activities for 2020 was RMB73.5 million, while our net loss for the same period was RMB407.2 million. The difference was primarily due to adjustment for non-cash
and
non-operating
items of RMB221.6 million, primarily including
share-based
compensation of RMB173.2 million, depreciation and amortization of RMB33.3 million, and changes in working capital. The changes in working capital primarily reflected (i) a decrease in amount due from related parties of RMB 75.2 million, primary as a result of repayment of loan to executive officers, and (ii) an increase in accrued liabilities and other current liabilities of RMB29.6 million, primarily attributable to increased payroll payables and accrued reimbursement expenses, (iii) an increase in account payable of RMB25.8 million primarily as a result of growth of procurement in the fourth quarter of 2020 compared to the same period of 2019, and (iv) an increase in deferred revenue of RMB24.9 million primarily as a result of our overall business growth, partially offset by an increase in contract assets of RMB25.1 million which was in line with our business growth.
Net cash used in operating activities for 2019 was RMB228.0 million, while our net loss for the same period was RMB169.2 million. The difference was primarily due to adjustment for non-cash
and
non-operating
items of RMB71.6 million, primarily including depreciation and amortization of RMB31.4 million, share-based
compensation of RMB22.8 million, and allowance for credit losses of RMB11.9 million, and changes in working capital. The changes in working capital primarily reflected (i) an increase in accounts receivable of RMB65.9 million, primarily as a result of our overall business growth, (ii) an increase in amounts due from related parties of RMB56.2 million, which mainly represented personal loans we advanced to two executive officers, which have been fully repaid, (iii) an increase in prepayments and other current assets of RMB14.6 million, primarily attributable to our increased deductible value-added
tax and interest receivables and deferred IPO costs, which was partially offset by an increase in accrued liabilities and other current liabilities of RMB25.8 million, primarily attributable to our increased payroll payables and professional service fees payables.
Investing Activities
Net cash generated from investing activities for 2021 was RMB81.7million (US$12.8 million), primarily due to proceeds from maturity of short-term
investment of RMB358.5 million (US$56.3 million), partially offset by purchase of property and equipment of RMB204.3 million (US$32.1million) and purchase of short-term
investment of RMB63.9 million (US$10.0 million).

Net cash used in investing activities for 2020 was RMB109.3 million, primarily due to purchase of short-term
investment of RMB348.4 million and purchase of property and equipment of RMB60.3 million, partially offset by the proceeds from maturity of short-term
investment of RMB318.0 million.
Net cash used in investing activities for 2019 was RMB346.7 million, primarily due to purchase of short-term
investment of RMB369.9 million.
Financing Activities
Net cash used in from financing activities for 2021 was RMB52.9 million (US$8.3 million), primarily due to the cash outflow of repayment of long-term
borrowings of RMB34.7 million (US$5.4 million).
Net cash generated from financing activities for 2020 was RMB2,165.7 million, primarily due to (i) proceeds from our initial public offering and the concurrent private placement, net of issuance costs, of RMB1,851.9 million and (ii) proceeds from issuance of convertible preferred shares and exercise of warrant of RMB270.0 million. This cash inflow was partially offset by the cash outflow of repayment of long-term
borrowings of RMB38.9 million.
Net cash generated from financing activities for 2019 was RMB571.7 million, primarily due to proceeds from issuance of convertible preferred shares and warrant of RMB657.5 million and proceeds from long-term
borrowings of RMB14.7 million. This cash inflow was partially offset by the cash outflow of (i) repayment of long-term
borrowings of RMB87.0 million, and (ii) repayment of
short-term
borrowings of RMB4.6 million.
Long-term
borrowings
In September 2019, we entered into a banking facility agreement for a term of two years with China Merchants Bank, pursuant to which we are entitled to borrow up to RMB33 million at an interest rate separately agreed with the bank at each time of drawdown. The loan was intended for general working capital purposes. In December 2019, we drew down RMB14.7 million at a fixed annual interest rate of 4.28% which was due in September 2021. During the year ended December 31, 2020, we drew down an additional RMB18.2 million at a fixed annual interest rate of 4.28% which was due in September 2021. As of December 31, 2021, we had repaid RMB32.9 million (US$5.2 million) in total principal.
In May 2018, we made two
three-year
financing arrangements with Zhongguancun Technology Leasing Co., Ltd., which bore interest of an interest rate of 5.8% and were secured by certain machinery and laboratory equipment with an original cost of RMB32.4 million. We made total principal payments of RMB7.3 million, RMB7.3 million and RMB6.8 million (US$1.1 million) in 2019, 2020 and 2021, respectively.
Capital Expenditures
Our capital expenditures were RMB43.4 million, RMB64.3 million and RMB206.9 million (US$32.5 million) for 2019, 2020 and 2021, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from our initial public offering and the concurrent private placement.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily included our operating lease obligations and capital expenditure commitments. Our operating lease obligations primarily represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. For further information, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report. Capital commitments refer to capital expenditure commitments for leasehold improvements for our central laboratory.

The following table sets forth our contractual obligations by specified categories as of December 31, 2021:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Operating lease obligations	91,680	39,808	48,442	3,430	—
Capital commitments	10,916	10,916	—	—	—
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Holding Company Structure
We are a holding company with no material operations of its own. We conduct our
NGS-based
cancer therapy selection business primarily through the VIE’s subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, VIE and their respective subsidiaries is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE and the VIE may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned
company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid any dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.
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
E. Critical Accounting Estimate
We believe the following areas involve critical estimates: the current expected credit loss model rate in relation to ASC 326,
Financial Instruments – Credit Losses
, and standalone selling price of performance obligations for in-hospital
business.

For information on our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates” and Note 2 to our consolidated financial statements included elsewhere in this annual report.
Credit loss allowance for accounts receivables and contract assets
Upon adoption of ASC 326, we record the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “general and administrative expenses” in the consolidated statements of comprehensive loss. We assess credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. We apply a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. Our estimates of these inputs require subjective management judgment and are inherently uncertain. Changes in our estimates of these inputs may affect our financial condition and results of operations.
Determining the standalone selling price of the performance obligation for in-hospital
business
The contracts with customers from reagent kit sales of
in-hospital
business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. We allocate the total transaction consideration to each performance obligation based on a relative standalone selling price basis using the expected cost plus a margin method. We estimate standalone selling price by using market conditions, entity-specific factors, including that product mix sold to customers remains over time and our expected gross margin for different customers. Changes in these assumptions and inputs could directly affects the amount and timing of revenue recognized under these arrangements.
F. Safe Harbor
See
“Forward-Looking
Statements” in this annual report.
ITEM 6. DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	43	Founder, chairman of the board of directors and chief executive officer
Shaokun (Shannon) Chuai	42	Director and chief operating officer
Leo Li	37	Director and chief financial officer
Gang Lu	50	Director
Feng Deng	58	Director
Yunxia Yang	48	Director
Jing Rong	40	Director
Wendy Hayes	52	Independent director
Min-Jui Richard Shen	57	Independent director
Zhihong (Joe) Zhang	46	Chief technology officer
Mr.
 Yusheng Han
 is our founder, chairman of the board of directors and chief executive officer. Mr. Han has 17 years of experience in life science. From June 2011 to November 2013, he was an associate in Northern Light Venture Capital where he focused on investment in the healthcare industry and helped the firm invest in successful companies. From July 2005 to May 2009, Mr. Han worked at BioTek Instruments, Inc. as its general manager in China. During his term with BioTek Instruments China, he built and led teams across marketing, sales and post-sale.
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
Mr.
 Feng Deng
has served as our director since August 2016. Mr. Deng has over 21 years of experience in venture capital, computer science and telecommunication industry. He founded Northern Light Venture Capital in January 2006 and served as its founding managing partner, focusing on investment in technology, media and telecom, or TMT, clean technology, healthcare and consumer sectors. From February 2004 to February 2005, he served as the vice president in strategy in Juniper Networks. From October 1997 to February 2004, Mr. Deng served as the vice president in engineering, chief strategy officer and a director of NetScreen Technologies Inc. Prior to NetScreen, he worked at Intel Corporation as a systems architect from July 1993 to October 1997. He holds a bachelor’s and a master’s degree in electronic engineering from Tsinghua University, a master’s degree in computer engineering from the University of Southern California, and a Master of Business Administration degree from the Wharton Business School of the University of Pennsylvania.
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

Ms.
 Wendy Hayes
has served as our independent director since June 2020. Ms. Hayes has served as an independent director of Tuanche Limited (NASDAQ: TC) since November 2018, iHuman Inc. (NYSE: IH) since October 2020, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, and SciClone Pharmaceuticals (Holdings) Limited (HKEX: 6600) since March 2021. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is currently a Senior Fellow of ALI at Harvard University. Ms. Hayes is a certified public accountant in the United States (California) and China.
Dr.
 Min-Jui
Richard Shen
has served as our independent director since June 2020. Dr. Shen is the senior vice president of research and development at Pacific Biosciences of California, Inc., a leading provider of high-quality, highly accurate sequencing platforms. Dr. Shen was President of Omniome, a privately held startup acquired by Pacific Biosciences in 2021. He is the managing director of RS Technology Ventures, LLC, a strategic advisory and investment company which he founded in 2016. From 2000 to 2016, Dr. Shen worked at Illumina, Inc., a provider of life sciences tools company, where he served many roles, the last of which was vice president for oncology research and development. Prior to Illumina Inc., Dr. Shen worked at Myriad Genetics, Inc., a molecular diagnostics company, from 1998 to 2000. Dr. Shen received his bachelor’s degree in biochemistry from University of California, Los Angeles and his Ph.D. degree in biochemistry and molecular biology from Louisiana State University Medical Center. Additionally, Dr. Shen is a member of the External Advisory Board of the Parker H. Petit Institute for Bioengineering and Bioscience at the Georgia Institute of Technology.
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
B. Compensation
In 2021, we paid an aggregate of approximately RMB8.9 million (US$1.4 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.
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
Share Incentive Awards
2021
Long-term
Equity Incentive Plan
In October 2021, our board of directors approved our 2021
Long-term
Equity Incentive Plan, or the 2021 Plan, which was subsequently approved by our shareholders in the annual general meeting in December 2021. The 2021 Plan will grant options to senior management and employees. The maximum number of shares that may be issued pursuant all awards under our 2021 Plan is 12,533,016 Class A ordinary shares (the “Awards”).
The following paragraphs describe the principal terms of the 2021 Plan:
Type of awards
. The 2021 Plan permits the awards of options.
Allocation and Plan administration
. As approved by our board of directors and shareholders, 45% of the Awards will be granted to Mr. Yusheng Han, our chairman and CEO, and 45.5% of the Awards (collectively with the 45% of the Awards, the “Allocated Awards”) will be granted to our other officers and employees. The Allocated Awards can only be amended at a shareholders’ general meeting, at which meeting our
C-level
officers and/or entities they beneficially own shall abstain from voting. The compensation committee shall have the full power and authority to establish the terms and conditions of the remaining 9.5% of the Award consistent with the provisions of the Plan,
Award agreement
. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to senior management and employees of our company under the 2021 Plan.
Vesting schedule
. The options will vest in two batches, consisting of 6,266,508 Class A ordinary shares for each batch. The first batch will vest when our valuation (based on the
60-day
average closing share price of our publicly traded shares) reaches US$10 billion by the fifth anniversary of the grant date. The second batch will vest when our valuation (based on the
60-day
average closing share price of our publicly traded shares) reaches US$15 billion by the seventh anniversary of the grant date. If the relevant valuation target(s) are not met within five or seven years from the grant date, the corresponding options will expire on the fifth or seventh anniversary of the grant date and can no longer be exercised.
Exercise of options
. The grantee can exercise the vested portion of options granted under our 2021 Plan at any time but no more than ten years after the grant date. The exercise price of the Awards shall be US$13.39 per share, which is equivalent to our
60-day
average closing share price immediately prior to December 28, 2021, the date of shareholder approval.
Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.
Termination and Amendment
. Our board of directors has the authority to amend or terminate the 2021 Plan, but no amendments, alternation or discontinuation made by the board of director, (a) without the approval (but only to extent such approval is required by the principal national securities exchange on which the shares are listed or admitted to trading, and subject to certain other exceptions) of the shareholders of our company, if such action would increase the total number of shares reserved for the purposes of our 2021 Plan or change the maximum number of shares for which awards may be granted to any participant under the 2021 Plan, (b) such action may diminish any of the rights of the participant under any award pursuant to the 2021 Plan unless agreed by the participant. In addition, the Allocated Awards can only be amended at a shareholders’ general meeting, at which meeting our
C-level
officers and/or entities they beneficially own shall abstain from voting.

As of March 31, 2022, there were 10,429,492 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2021 Plan.
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
The following paragraphs describe the principal terms of the 2020 Plan:
Type of awards
. The 2020 Plan permits the awards of options, restricted shares, restricted share units that the plan administrator decides.
Plan administration
. Our compensation committee will administer the 2020 Plan. The compensation committee will determine the participants to receive awards, the time, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.
Award agreement
. Awards granted under the 2020 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to employees, directors and consultants of our company or any of our affiliates.
Vesting schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of options
. The plan administrator determines the exercise price per share for each award, which is stated in the award agreement and shall be no less than the par value of any such shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment
. Unless terminated earlier, the 2020 Plan has a term of ten years. The plan administrator has the authority to amend or terminate the 2020 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may diminish any of the rights of the participant under any award pursuant to the 2020 Plan unless agreed by the participant.
As of March 31, 2022, we granted certain number of restricted share units under our 2020 Plan to a director, which represent less than 1% of our total outstanding ordinary shares as of the same date.
Other Share Incentive Awards
We also granted options to our directors, officers and employees other than under our 2020 Plan and 2021 Plan. As of March 31, 2022, there were 7,605,115 ordinary shares underlying outstanding options granted to our directors, officers and employees outside our 2020 Plan and 2021 Plan. These options bear a per share exercise price of US$0.0002 or US$13.6184, and will expire between September 30, 2025 and January 31, 2032.

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
Audit Committee.
 Our audit committee consists of Ms. Wendy Hayes
and Dr. Min-Jui Richard
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
D. Employees
As of December 31, 2019, 2020 and 2021, we had 705, 938 and 1,394 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of December 31, 2021.

	As of December 31, 2021
	Number	% of Total Employees
Functions:
Technology, Research and Development	268	19.2%
Medical Affairs	156	11.2%
Operations and Quality Assurance	268	19.2%
Sales and Marketing	550	39.5%
General and Administration	152	10.9%

Total number of employees	1,394	100.0%

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
E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 105,188,102 ordinary shares outstanding as of March 31, 2022, comprising (i) 87,863,254 Class A ordinary shares, excluding 541,097 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (ii) 17,324,848 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han (1)	—	17,324,848	17,324,848	16.5%	54.2%
Shaokun (Shannon) Chuai (2)	2,231,952	—	2,231,952	2.1%	1.2%
Leo Li	*	—	*	*	*
Gang Lu	—	—	—	—	—
Feng Deng (3)	11,880,245	—	11,880,245	11.3%	6.2%
Yunxia Yang	*	—	*	*	*
Jing Rong	—	—	—	—	—
Wendy Hayes	—	—	—	—	—
Min-Jui Richard Shen	*	—	*	*	*
Zhihong (Joe) Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	14,266,506	17,324,848	32,064,477	30.3%	61.7%
Principal Shareholders :
Quantum Boundary Holdings Limited (1)	—	17,324,848	17,324,848	16.5%	54.2%
Northern Light Venture Capital III, Ltd .(4)	11,880,245	—	11,880,245	11.3%	6.2%
Entities affiliated with LYFE Capital (5)	8,338,381	—	8,338,381	7.9%	4.3%
Sequoia Capital China (6)	6,846,567	—	6,634,446	6.5%	3.6%
Investment funds affiliated with CMB (7)	7,017,385	—	7,027,385	6.7%	3.7%
Baillie Gifford & Co (Scottish partnership) (8)	8,900,503	—	8,900,503	8.5%	4.6%

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2022.
**	Except as otherwise indicated below, the business address of our directors and executive officers is No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, China.
†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after March 31, 2022. The total number of ordinary shares outstanding as of March 31, 2022 is 105,188,102, including 87,863,254 Class A ordinary shares and 17,324,848 Class B ordinary shares.

† †
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

(2)
Represents 2,231,952 Class A ordinary shares (including 69,900 Class A ordinary shares in the form of ADSs) directly held by Loving Marvin Holdings Limited, a British Virgin Island company. Loving Marvin Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Dr. Shaokun (Shannon) Chuai is the settlor of the trust. Dr. Shaokun (Shannon) Chuai and her family members are the beneficiaries of the trust. The registered address of Loving Marvin Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Consists of the shares listed in footnote (4) below. For purpose of this section, Mr. Feng Deng, one of our directors, beneficially owns the shares held by Northern Light Venture Capital III, Ltd.
(4)
Represents (i) 10,692,221 Class A ordinary shares held by Northern Light Venture Capital III, Ltd., or NLVC, a Cayman Islands exempted limited liability company, (ii) 14,969 Class A ordinary shares held by Northern Light Partners Fund III, L.P., or NLPF III, a Cayman Islands exempted limited liability partnership, (iii) 118,802 Class A ordinary shares held by Northern Light Strategic Fund III, L.P., or NLSF III, a Cayman Islands exempted limited liability partnership, and (iv) 1,054,253 Class A ordinary shares held by Northern Light Venture Fund III, L.P., or NLVF III, a Cayman Islands exempted limited liability partnership. NLVC is the general partner of Northern Light Partners III, L.P., which in turn is the general partner of NLPF III, NLSF III and NLVF III. Feng Deng, a director of NLVC, may be deemed to beneficially own the shares owned by NLVC, NLVF III, NLSF III and NLPF III. The registered addresses of NLVC, NLPF III, NLSF III and NLVF III are Floor 4, Willow House, Cricket Square, Grand Cayman,
KY1-9010,
Cayman Islands.

(5)
Represents (i) 6,013,684 Class A ordinary shares (in the form of ADSs) held by LYFE Capital Stone (Hong Kong) Limited, a Hong Kong private company limited by shares, (ii) 1,597,425 Class A ordinary shares (in the form of ADSs) held by LYFE Mount Whitney Limited, a Hong Kong private company limited by shares, and (iii) 727,272 Class A ordinary shares (in the form of ADSs) represented by 727,272 ADSs held by LYFE Capital Fund II, L.P., a Cayman Islands partnership,. LYFE Capital Stone (Hong Kong) Limited is owned by LYFE Capital Fund, L.P., and LYFE Capital Fund—A, L.P. LYFE Mount Whitney Limited is owned by LYFE Capital Fund II, L.P., Pantheon Access
Co-investment
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

(6)
Represents (i) 3,004,874 Class A ordinary shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (ii) 3,840,808 Class A ordinary shares (including 212,121 Class A ordinary shares in the form of ADSs) held by SCC Venture VI Holdco, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, and (iii) 885 Class A ordinary shares held by Mr. Neil Nanpeng Shen. SCC Venture V Holdco I, Ltd. is
wholly-owned
by Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited. SCC Venture VI Holdco, Ltd. is
wholly-owned
by Sequoia Capital China Venture Fund VI, L.P. The general partner of Sequoia Capital China Venture Fund VI, L.P. is SC China Venture VI Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is
wholly-owned
by SNP China Enterprises Limited, which in turn is
wholly-owned
by Mr. Neil Nanpeng Shen. The registered address of SCC Venture V Holdco I, Ltd. and SCC Venture VI Holdco, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. The address for Mr. Shen is Suite 3613, 36/F Two Pacific Place, 88 Queensway, Hong Kong.

(7)
Represents (i) 5,964,435 Class A ordinary shares (including 1,892,398 Class A ordinary shares in the form of ADSs) held by EverGreen SeriesC Limited Partnership, a Cayman Islands exempted limited partnership, and (ii) 1,052,950 Class A ordinary shares held by CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, a segregated portfolio company incorporated under the law of Cayman Islands, whose management shares wholly owned by CMB International Private Investment Limited, an exempted company with limited liability incorporated under the law of Cayman Islands. CMB International Private Investment Limited is also the general partner of EverGreen SeriesC Limited Partnership, and holds voting and dispositive power of the shares held by EverGreen SeriesC Limited Partnership. CMB International Private Investment Limited is ultimately controlled by China Merchants Bank Co., Limited (HKEX: 3968). The registered address of CMBI Private Equity Series SPC and EverGreen SeriesC Limited Partnership is the offices of Harneys Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman
KY1-1002,
Cayman Islands.

(8)
Represents 8,900,503 Class A ordinary shares (in the form of ADSs) held by Baillie Gifford & Co (Scottish partnership), as reported in the Schedule 13G filed on January 12, 2022. Baillie Gifford & Co (Scottish partnership) is a UK company and its address is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, UK.

To our knowledge, as of March 31, 2022, 52,711,711 Class A ordinary shares, representing approximately 50.1% of our total issued and outstanding ordinary shares, were held by one record shareholder with registered addresses in the United States, which was the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Demand Registration Right
. At any time after the earlier of (i) the five (5) year after the closing of Series A+ financing (i.e. August 27, 2015) or (ii) the date that is six (6) months following the taking effect of a registration statement of an IPO, holder(s) together holding ten percent (10%) or more of the outstanding registrable securities may request in writing that we file a registration statement under Securities Act covering at least fifteen percent (15%) of the registrable securities. Within twenty (20) days after receipt of such a request, we shall use our best efforts to effect a registration of the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration. We are not be obligated to effect more than three (3) such registrations pursuant to the demand registration right, and we are not obligated to register registrable securities if we have, within the six-month period
preceding the date of such request, effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration
right, or in which the holders had an opportunity to participate in a piggyback registration, unless the registrable securities of the holders were excluded from such registration. In addition, we have the right to defer filing of a registration statement for a period up to ninety (90) days after receipt of such request if, in the good faith judgment of our board of directors, the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise this right more than once in any twelve-month
period. Neither can we register any other of our shares during such twelve-month
period.
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
 F
-3.
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
Termination of Registration Rights
. Such registration rights would terminate upon the earlier of (i) the date that is five (5) years after the closing of our initial public offering in June 2020, or (ii) such time at which all registrable securities held by the holders of our then preferred shares may be sold without restriction under Rule 144(k) of the Securities Act within a ninety-day period.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Awards
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”
Other Related Party Transactions
Transactions with EaSuMed
We invested in and are currently a minority shareholder of EaSuMed Holding Ltd., or EaSuMed, a medical service provider. In 2021, we paid service fees in the amount of RMB2.2 million (US$0.3 million) to EaSuMed, which was mainly related to consulting services EaSuMed provided to us.
Transactions with Guangzhou Burning Rock Biological Engineering Co., Ltd.
Guangzhou Burning Rock Biological Engineering Co., Ltd. is controlled by our founder. In 2021, we received rental income and equipment usage service income in the amount of RMB0.2 million (US$0.03 million) and RMB0.4 million (US$0.1 million) from Guangzhou Burning Rock Biological Engineering Co., Ltd., which were mainly related to the lease service and equipment usage service we provided to it.
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
Taxation of Dividends
As discussed in “
Dividend Policy
,” we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received
deduction allowed to U.S. corporations under the Code.
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
source income for U.S. foreign tax credit purposes. Consequently, if PRC tax is imposed on the sale or disposition of the shares (see “E. Taxation—PRC Taxation”), a U.S. Holder may not be able to derive U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.
Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
Passive Foreign Investment Company Rules
Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

•	75 percent or more of our gross income for the taxable year is passive income; or

•
the average percentage of the value of our assets (generally based on a quarterly average) that is attributable to assets that produce or are held for the production of passive income is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat the VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.
Based on our financial statements, the manner in which we conduct our business, relevant market data, the value and nature of our assets, the sources and nature of our income, and our expectations for the future, we do not believe we were a PFIC for our prior taxable year and we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of the VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may be a PFIC in the current or a future taxable year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our cash and other liquid assets.
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
Foreign Financial Asset Reporting
Certain U.S. Holders that own specified foreign financial assets with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S. $75,000 (and in some circumstances, higher thresholds) at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. Specified foreign financial assets include any financial accounts held at a non-U.S. financial
institution, as well as securities issued by
a non-U.S. issuer
that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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
ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
Credit risk
Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term
investment,
long-term
investment, and accounts receivable. We place our cash and cash equivalents, restricted cash, short-term
investment and
long-term
investment with reputable financial institutions of high credit quality. As of December 31, 2021, 92% of our cash and cash equivalents, restricted cash and short-term
investments were held at major financial institutions located in the PRC, and 8% were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.
Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2021, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.
Foreign currency exchange risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.3%, depreciation of approximately 6.3% and 2.3% in the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
Interest rate risk
Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of December 31, 2021, most of our borrowings were at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future financial condition and results of operations may be affected due to changes in market interest rates.
Inflation
Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the
year-over-year
percent change in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9% respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.
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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2021, we received US$869,373, net of withholding taxes, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.
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

For the period from June 11, 2020, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.5 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$0.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.
For the period from June 11, 2020, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, we used (i) US$20.5 million of the net proceeds from our initial public offering to renovate our laboratories and offices, (ii) US$14.4 million to purchase and installation of machinery and equipment, (iii) US$1.5 million to supplement our working capital, (iv) US$18.7 million for early detection related research and development, and (v) US$16.2 million of for other operating and corporate administration expenses. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Management, with the participation of the chief executive officer, the chief financial officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2021. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.
Based on that assessment, our management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on pages F-4 and
F-5
of this annual report on Form
20-F.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financing reporting (as defined in Rule
13a-15(f)
of the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 15A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert,” and that Ms. Wendy Hayes and
Dr. Min-Jui
Richard Shen each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under
the Exchange Act, as amended.
ITEM 15B. CODE OF ETHICS
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in January 2020. We have posted a copy of our code of business conduct and ethics on our website at: https://ir.brbiotech.com/, where you can obtain a copy without charge.
ITEM 15C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	Year ended December 31.
	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	7,780	5,996	941
Tax fees	80	85	13

Total	7,860	6,081	954

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
ITEM 15D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 15E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.

ITEM 15F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 15G. CORPORATE GOVERNANCE
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
ITEM 15H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 15I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 16. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 17. FINANCIAL STATEMENTS
Our consolidated financial statements are included at the end of this annual report.

ITEM 18. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.3	Form of Deposit Agreement, dated June 16, 2020, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39316) filed with the Securities and Exchange Commission on March 23, 2021)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.3	English translation of Exclusive Business Cooperation Agreement, dated October 21, 2019, between Beijing Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020 )

4.4	English translation of Exclusive Option Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.5	English translation of Equity Interest Pledge Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.6	English translation of Agreement for Power of Attorney, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

Exhibit Number	Description of Document

4.7	English translation of the executed form of Spousal Consent Letter, dated October 21, 2019, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.8	Financial Support Undertaking Letter, dated October 21, 2019, issued by the Registrant to Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.9	Voting proxy agreement, dated October 21, 2019, by and between the Registrant and Beijing Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.10	Series C Preferred Share Purchase Agreement, dated January 31, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.11	Series C+ Preferred Share Purchase Agreement, dated December 30, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.12	2020 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.13	Subscription Agreement, dated June 5, 2020, between the Registrant and Lake Bleu Prime Healthcare Master Fund Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer
Date: April 29, 2022

Burning Rock Biotech Limited

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective method effective January 1, 2021 and changed its method for accounting for credit losses on financial instruments using the modified retrospective method effective January 1, 2021.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-
2

Revenue recognition – determining the standalone selling price of the Company’s performance obligation for in-hospital business

Description of the Matter
As discussed in Note 2 to the consolidated financial statements, the Company’s contracts with customers from in-hospital
business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. The Company allocates the transaction price to each kit on a relative standalone selling price basis using the expected cost plus a margin method and recognizes revenue when the reagent kits are delivered to the hospital.

Auditing the Company’s estimated standalone selling prices for the in-hospital
business was complex and required subjective auditor judgment due to the significant management judgement required to develop these estimates. The standalone selling price is based on the product mix sold to customers over time and the Company’s expected gross margin for different customers, which directly affects the amount and timing of revenue recognized under these arrangements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the stand-alone selling price, including the Company’s controls over the review of product offerings, contracts and pricing information used to estimate the standalone selling prices.

To test the estimated standalone selling price of each performance obligation, our audit procedures included, among others, testing the underlying data used in management’s calculations for completeness and accuracy as well as evaluating the significant assumptions including the product mix sold to customers over time and expected gross margin for different customers used in the estimate by analyzing historical experience and other factors, such as changes in customer demand for product mix, changes in internal cost structure and the Company’s pricing practice. We interviewed hospital customers on a sample basis to understand the details of the Company’s pricing strategies and compared such information to the Company’s annual sales register. We further assessed the reasonableness of management’s expected margin by comparing to the historical gross margins from actual sales.

Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019.
Guangzhou, the People’s Republic of China
April 29, 2022

F-
3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on Internal Control Over Financial Reporting
We have audited Burning Rock Biotech Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Burning Rock Biotech Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 29, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-
4

Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Ernst & Young Hua Ming LLP
Guangzhou, the People’s Republic of China
April 29, 2022

F-
5

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,895,308	1,431,317	224,605
Restricted cash		29,898	7,795	1,223
Short-term investments		362,132	63,757	10,005
Accounts receivable (net of allowances of RMB24,215 and RMB39,166 (US$6,146) as of December 31, 2020 and 2021, respectively)	4	88,218	92,197	14,468
Contract assets (net of allowances of RMB3,497 and RMB14,478 (US$2,272) as of December 31, 2020 and 2021, respectively)	5	22,534	42,391	6,652
Amounts due from related parties	17	212	—	—
Inventories , net	6	68,021	123,210	19,335
Prepayments and other current assets	7	57,329	60,279	9,460

Total current assets		2,523,652	1,820,946	285,748

Non-current assets:
Equity method investment		1,417	910	143
Property and equipment, net	8	111,481	325,438	51,068
Intangible assets, net	9	3,457	5,150	808
Operating right-of-use assets	10	—	81,007	12,712
Other non-current assets		23,021	45,136	7,083

Total non-current assets		139,376	457,641	71,814

TOTAL ASSETS		2,663,028	2,278,587	357,562

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB169,116 and RMB279,601 (US$43,874) as of December 31, 2020 and 2021, respectively):

Accounts payable		35,482	63,080	9,899
Deferred revenue		74,402	142,871	22,420
Capital lease obligations, current	10	4,816	—	—
Accrued liabilities and other current liabilities	11	83,648	127,892	20,070
Customer deposits		1,120	972	153
Short-term borrowings	12	7,370	2,370	372
Current portion of long-term borrowings		34,695	—	—
Current portion of operating lease liabilities	10	—	34,999	5,492

Total current liabilities		241,533	372,184	58,406

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB263 and RMB38,232 (US$6,000) as of December 31, 2020 and 2021, respectively):

Deferred government grants		263	—	—
Other non-current liabilities	13	228	11,776	1,848
Non-current portion of operating lease liabilities	10	—	49,316	7,739

Total non-current liabilities		491	61,092	9,587

TOTAL LIABILITIES		242,024	433,276	67,993

Commitments and contingencies	18
The accompanying notes are an integral part of these consolidated financial statements.

F-
7

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY (CONTINUED)
Shareholders’ (deficit) equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 and 230,000,000 shares authorized; 87,457,081 and 87,784,001 shares issued and outstanding as of December 31, 2020 and 2021)	116	116	18
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 and 20,000,000 shares authorized; 17,324,848 and 17,324,848 shares issued and outstanding as of December 31, 2020 and 2021)	21	21	3
Additional paid-in capital	4,006,616	4,280,956	671,775
Accumulated deficits	(1,418,160)	(2,228,713)	(349,733)
Accumulated other comprehensive loss	(167,589)	(207,069)	(32,494)

Total shareholders’ (deficit) equity	2,421,004	1,845,311	289,569

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	2,663,028	2,278,587	357,562

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Revenues:
Revenues from services		292,523	311,184	342,465	53,740
Revenues from sales of products		89,154	118,719	165,397	25,954

Total revenues	3	381,677	429,903	507,862	79,694

Cost of revenues:
Cost of services		(78,837)	(80,132)	(93,401)	(14,657)
Cost of goods sold		(29,506)	(35,849)	(50,315)	(7,896)

Total cost of revenues		(108,343)	(115,981)	(143,716)	(22,553)

Gross profit		273,334	313,922	364,146	57,141

Operating expenses:
Research and development expenses		(156,935)	(263,940)	(367,858)	(57,725)
Selling and marketing expenses (including related party amounts of RMB806, RMB543 and RMB235 (US$37) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	(153,334)	(168,587)	(303,096)	(47,562)
General and administrative expenses (including related party amounts of nil , RMB 227 and RMB1,752 (US$275) for the years ended December 31, 2019, 2020 and 2021, respectively)	17	(132,157)	(293,800)	(490,256)	(76,932)

Total operating expenses		(442,426)	(726,327)	(1,161,210)	(182,219)

Loss from operations		(169,092)	(412,405)	(797,064)	(125,078)

Interest income		11,161	6,068	3,457	542
Interest expenses		(8,989)	(667)	(1,536)	(241)
Other (expense) income, net (including related party income of nil, nil and RMB628(US$98) for the years ended December 31, 2019, 2020 and 2021, respectively.)		(883)	(887)	199	31
Foreign exchange gain (loss), net		1,486	(2,847)	(854)	(134)
Change in fair value of a warrant liability		(2,839)	3,503	—	—

Loss before income tax		(169,156)	(407,235)	(795,798)	(124,880)

Income tax expenses	15	—	—	(899)	(141)

Net loss		(169,156)	(407,235)	(796,697)	(125,021)

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Net loss attributable to Burning Rock Biotech Limited’s shareholders		(169,156)	(407,235)	(796,697)	(125,021)
Accretion of convertible preferred shares		(165,011)	(64,688)	—	—

Net loss attributable to ordinary shareholders		(334,167)	(471,923)	(796,697)	(125,021)

Loss per share for class A and class B ordinary shares:	16
Ordinary shares—basic and diluted		(14.23)	—	—	—
Class A ordinary shares—basic and diluted		—	(6.88)	(7.65)	(1.20)
Class B ordinary shares—basic and diluted		—	(6.88)	(7.65)	(1.20)
Weighted average shares outstanding used in loss per share computation:	16
Ordinary shares—basic and diluted		23,483,915	—	—	—
Class A ordinary shares—basic and diluted		—	51,309,631	86,883,011	86,883,011
Class B ordinary shares—basic and diluted		—	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		24,104	(176,888)	(39,480)	(6,195)

Total comprehensive loss		(145,052)	(584,123)	(836,177)	(131,216)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders		(145,052)	(584,123)	(836,177)	(131,216)

The accompanying notes are an integral part of these consolidated financial statements.

F-
10

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive (loss) income	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	23,167,232	29	23,311	(611,997)	(14,805)	(603,462)
Net loss	—	—	—	(169,156)	—	(169,156)
Other comprehensive income	—	—	—	—	24,104	24,104
Repurchase of convertible preferred shares	—	—	—	(300)	—	(300)
Accretion of convertible preferred shares	—	—	—	(165,011)	—	(165,011)
Exercise of options (note 14)	1,864,343	2	—	—	—	2
Share-based compensation (note 14)	—	—	22,329	—	—	22,329

Balance as of December 31, 2019	25,031,575	31	45,640	(946,464)	9,299	(891,494)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive (loss) income	Total shareholders’ (deficit) equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	25,031,575	31	45,640	(946,464)	9,299	(891,494)
Net loss	—	—	—	(407,235)	—	(407,235)
Other comprehensive loss	—	—	—	—	(176,888)	(176,888)
Issuance of Class A ordinary shares	17,040,151	24	1,842,169	—	—	1,842,193
Repurchase of convertible preferred shares	—	—	—	227	—	227
Accretion of convertible preferred shares	—	—	—	(64,688)	—	(64,688)
Conversion of all outstanding convertible preferred shares to Class A and Class B ordinary shares	61,732,808	80	1,877,625	—	—	1,877,705
Issuance of Class A ordinary shares in connection with Employee Share Incentive Program	743,955	1	67,261	—	—	67,262
Receipt of consideration for issued ordinary shares	—	—	701	—	—	701
Exercise of options (note 14)	233,440	1	—	—	—	1
Share-based compensation(note 14)	—	—	173,220	—	—	173,220

Balance as of December 31, 2020	104,781,929	137	4,006,616	(1,418,160)	(167,589)	2,421,004

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Total shareholders’ (deficit) equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	104,781,929	137	—	4,006,616	(1,418,160)	(167,589)	2,421,004
Net loss	—	—	—	—	(796,697)	—	(796,697)
Adoption of ASC 326	—	—	—	—	(13,856)	—	(13,856)
Other comprehensive loss	—	—	—	—	—	(39,480)	(39,480)
Share-based compensation (note 14)	—	—	—	282,433	—	—	282,433
Purchase of treasury stock	(61,026)	—	(4,270)	—	—	—	(4,270)
Exercise of options (note 14)	425,407	—	4,270	(4,270)	—	—	—
Issuance of restricted shares (note 14)	2,424	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(39,885)	—	—	(3,823)	—	—	(3,823)

Balance as of December 31, 2021	105,108,849	137	—	4,280,956	(2,228,713)	(207,069)	1,845,311

Balance as of December 31, 2021 (US$)	105,108,849	21	—	671,775	(349,733)	(32,494)	289,569

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(169,156)	(407,235)	(796,697)	(125,021)
Adjustments to reconcile net loss to net cash used in operating activities:			—	—
Depreciation and amortization	31,359	33,309	47,766	7,496
Allowance for credit losses	11,932	17,162	12,115	1,901
Inventory reserve	432	911	2,619	411
Loss on disposal of equipment	184	221	178	28
Share of loss from an equity method investee	230	275	483	76
Share-based compensation	22,792	173,220	282,433	44,320
Accrued interest	1,811	—	295	46
Change in fair value of a warrant liability	2,839	(3,503)	—	—
Non-cash operating lease expenses	—	—	35,317	5,542

Changes in operating assets and liabilities:
Accounts receivable	(65,947)	(13,042)	(18,930)	(2,971)
Contract assets	(196)	(25,122)	(30,838)	(4,839)
Amounts due from related parties	(56,191)	75,222	212	33
Inventories	(8,122)	(9,444)	(66,999)	(10,514)
Prepayments and other current and non-current assets	(17,193)	7,900	(34,859)	(5,470)
Accounts payable	(3,320)	25,843	(5,102)	(801)
Deferred revenue	(6,307)	24,863	68,469	10,744
Accrued liabilities and other current liabilities	25,847	29,589	44,244	6,943
Customer deposits	1,964	(2,984)	(148)	(23)
Deferred government grants	(999)	(728)	(263)	(41)
Operating lease liabilities	—	—	(29,735)	(4,666)
Other non-current liabilities	—	—	11,554	1,813

Net cash used in operating activities	(228,041)	(73,543)	(477,886)	(74,993)

Cash flows from investing activities:
Proceeds from maturity of short-term investments	107,603	318,000	358,504	56,257
Proceeds from disposal of equipment	98	647	565	89
Prepayment for property and equipment	(2,361)	(15,286)	(6,590)	(1,034)
Purchase of property and equipment	(42,972)	(60,287)	(204,329)	(32,061)
Purchase of intangible assets	(401)	(3,966)	(2,529)	(397)
Purchase of long-term investment	(38,710)	—	—	—
Purchase of short-term investments	(369,917)	(348,420)	(63,924)	(10,031)

Net cash (used in) generated from investing activities	(346,660)	(109,312)	81,697	12,823

The accompanying notes are an integral part of these consolidated financial statements.

F-1
4

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2019	2020	2021
		RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from long-term borrowings		14,720	18,208	—	—
Proceeds from short-term borrowings		—	5,000	—	—
Proceeds from IPO and concurrent private placement (“CPP”), net of issuance costs		—	1,851,879	—	—
Financing lease obligation payments		—	—	(5,111)	(802)
Proceeds received from capital injection		—	701	—	—
Proceeds from issuance of convertible preferred shares and warrant		657,492	269,971	—	—
Proceeds from issuance of Class A ordinary shares in connection with Employee Share Incentive Plans	14	—	67,262	—	—
Capital lease obligation payments		(4,664)	(4,893)	—	—
Refund of consideration for Employee Share Incentive Program		—	—	(3,823)	(600)
Repurchase of ordinary shares		(3,636)	—	—	—
Repayment of short-term borrowings		(4,630)	—	(5,000)	(785)
Repayment of long-term borrowings		(87,024)	(38,909)	(34,695)	(5,444)
Purchase of treasury stock		—	—	(4,270)	(670)
Repurchase of convertible preferred shares		(523)	(3,500)	—	—

Net cash generated from (used in) financing activities		571,735	2,165,719	(52,899)	(8,301)

Effect of exchange rate on cash, cash equivalents and restricted cash		5,876	(155,902)	(37,006)	(5,808)

Net increase in cash , cash equivalents and restricted cash		2,910	1,826,962	(486,094)	(76,279)

Cash, cash equivalents and restricted cash at the beginning of year		95,334	98,244	1,925,206	302,107

Cash, cash equivalents and restricted cash at the end of year		98,244	1,925,206	1,439,112	225,828

The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest expense paid	10,621	3,549	1,517	238
Cash payments for operating lease	9,076	10,970	30,388	4,769
Income tax expense paid	—	—	1,105	173
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in prepayments and other non-current assets	2,415	629	14,017	2,200
Purchase of property and equipment included in accounts payable	(599)	(2,709)	(32,700)	(5,131)
Purchase of property and equipment included in capital lease obligations	7,694	—	—	—
Extinguishment of warranty liability through exercise of warrant	—	19,740	—	—
Conversion of convertible notes into Series C convertible preferred shares	127,982	—	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	94,235	1,895,308	1,431,317	224,605
Restricted cash	4,009	29,898	7,795	1,223

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	98,244	1,925,206	1,439,112	225,828

The accompanying notes are an integral part of these consolidated financial statements.

F-1
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION
Burning Rock Biotech Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 10, 2014
. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, the variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, together with its subsidiaries, the VIE and the VIE’s subsidiaries (collectively, the “Group”) are principally engaged in developing and providing cancer therapy selection tests in the People’s Republic of China (the “PRC” or “China”).
On June 12, 2020, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market. The Company sold 13,500,000 ADSs, each representing one ordinary share, at US
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
As of December 31, 2021, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
BR Hong Kong Limited	April 1, 2014	Hong Kong	100%	Investment holding
Beijing Burning Rock Biotech Co., Ltd. (the “WFOE”)	June 13, 2014	PRC	100%	Trading
Burning Rock Biotechnology (Shanghai) Co., Ltd.	July 4, 2016	PRC	100%	Research and development
Burning Rock Dx LLC	August 28, 2019	United States	100%	Cancer therapy selection test
VIE
Burning Rock (Beijing) Biotechnology Co., Ltd.	January 7, 2014	PRC	Nil	Holding
VIE’s subsidiaries
Guangzhou Burning Rock Dx Co., Ltd.	March 18, 2014	PRC	Nil	Cancer therapy selection test and sales of reagent kits
Guangzhou Burning Rock Medical Equipment Co., Ltd.	January 6, 2015	PRC	Nil	Facilitation of laboratory equipment sales
Guangzhou Burning Rock Biotechnology Co., Ltd.	January 23, 2018	PRC	Nil	Cancer therapy selection test and sales of reagent kits

F-1
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
Despite the lack of majority ownership, the Company through the wholly foreign owned entity (“the WFOE”) has effective control of the VIE through a series of contractual arrangements (the “VIE agreements”) and a parent-subsidiary relationship exists between the WFOE and the VIE since 2014. Through the VIE agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with Accounting Standards Codification (“ASC”) Topic
810-10
(“ASC 810-10”)
, Consolidation: Overall.
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

F-1
8

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Exclusive Option Agreement (continued)

Pursuant to the equity interest pledge agreements entered into amongst the WFOE, the VIE and the Nominee Shareholders on June 20, 2014, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the exclusive business cooperation agreement. The WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the Nominee Shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with the PRC law. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE.
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

9

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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

F-
20

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Exclusive Option Agreement (continued)

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

F-2
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Cash and cash equivalents	149,736	185,850	29,164
Restricted cash	263	—	—
Accounts receivable (net of allowances of RMB23,983 and RM38,922 (US$6,108) as of December 31, 2020 and 2021, respectively)	88,217	92,197	14,467
Contract assets (net of allowances of RMB3,494 and RM14,478 (US$2,272) as of December 31, 2020 and 2021, respectively)	22,534	42,391	6,652
Amounts due from related parities	212	—	—
Inter-company receivables*	8,432	75,560	11,857
Inventories	61,374	119,257	18,714
Prepayments and other current assets	17,548	40,957	6,427

Total current assets	348,316	556,212	87,281

Property and equipment, net	32,342	42,623	6,688
Intangible assets, net	77	633	100
Other non-current assets	5,797	8,346	1,310
Operating right-of-use assets	—	51,630	8,102

Total non-current assets	38,216	103,232	16,200

TOTAL ASSETS	386,532	659,444	103,481

Accounts payable	26,871	27,102	4,253
Deferred revenue	74,402	133,489	20,947
Inter-company payables*	495,526	897,633	140,858
Capital lease obligations, current	4,816	—	—
Accrued liabilities and other current liabilities	54,271	89,976	14,117
Customer deposits	1,120	972	153
Short-term borrowings	7,370	2,370	372
Current portion of long-term borrowings	266	—	—
Current portion of operating lease liabilities	—	25,692	4,032

Total current liabilities	664,642	1,177,234	184,732

Deferred government grant	263	—	—
Other non-current liabilities	—	8,563	1,344
Non-current portion of operating lease liabilities	—	29,669	4,656

Total non-current liabilities	263	38,232	6,000

TOTAL LIABILITIES	664,905	1,215,466	190,732

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

2

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Revenues	381,460	432,142	526,071	82,552
Net loss	(72,015)	(244,765)	(508,803)	(79,842)
The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Net cash ( used in ) generated from operating activities	(46,993)	158,563	(257,506)	(40,407)
Net cash used in investing activities	(14,052)	(9,795)	(11,265)	(1,768)
Net cash generated from (used in) financing activities	34,540	(30,880)	304,623	47,801
As
of December 31, 2020 and 2021, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The amount of the net liabilities of the VIE and subsidiaries of VIE was RMB278,373 and RMB556,022 (US$87,251) as of December 31, 2020, and 2021, respectively. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit loss, inventory provision, standalone selling prices of performance obligations, impairment of long-lived assets, the fair value of share-based awards, percentage of completion for research and developments service contracts and breakage income. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
Foreign currency translation
The functional currency of the Company and BR Hong Kong Limited is US$. The functional currency of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830,
Foreign Currency Matters
. The Company uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiary outside PRC are translated from the functional currency to the reporting currency.
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
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December 31, 2021, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
Restricted cash
Restricted cash primarily represents deposits restricted in designated bank accounts for specific uses in relation to certain government grants received. The Group presents restricted cash within the ending cash, cash equivalents and restricted cash balance on the consolidated statements of cash flows for all periods presented.
Accounts receivable, contract assets and allowance for credit losses
The Group recognizes contract assets when it satisfies its performance obligations before the customer pays consideration or before payment is due. The Group transfers contract assets to “accounts receivable” when its right to payment becomes unconditional.
Prior to adopting ASC 326, accounts receivable was carried at net realizable value. The Group recorded allowance for doubtful accounts when collection was no longer probable. The Group considered specific evidence when evaluating the collectability of accounts receivables, including the aging of the receivable, customer payment history, customer’s credit worthiness and other factors. Accounts receivable were written off when management determined a balance would be uncollectable after all collection efforts have ceased.
Upon adoption of ASC 326, the Group records the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “General and administrative expenses” in the consolidated statements of comprehensive loss. The Group assesses credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The Group applies a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect the Group’s ability to collect from customers. The Group writes off accounts receivable and contract assets are deemed uncollectible when after all collection efforts have ceased.
For debt securities, the allowance for credit losses reflects the Group’s estimated expected losses over the contractual lives of the debt securities and is recorded as a charge to “Other expenses, net” in the consolidated statements of comprehensive loss. Estimated allowances of credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions.
Inventories
Inventories consist of raw materials, work in progress and finished goods which are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value, and are recorded in cost of sales.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Short-term
investments
The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than 3 months, but less than 12 months.
Fair value measurements
The Group applies ASC 820,
Fair Value Measurements and Disclosures
. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
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
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable contract assets amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amounts of long-term borrowings, other non-current
liabilities and lease liabilities approximate their fair values since they bear interest at rates which approximate market interest rates.
On January 22, 2020, the holder of the Series C convertible redeemable preferred share warrant
(the “Series C Warrant”) exercised its Series C Warrant and purchased 1,064,950 Series C convertible redeemable preferred shares. The Group recognized a gain from the decrease in warrant fair value of RMB3,503 for the years
ended December 31, 2020. The Group recognized a loss from the increase in fair value of RMB2,839 for the year ended December 31, 2019. The Group records fair value change of the warrant as a component of non-operating
income in the consolidated statement of comprehensive loss for the years
ended December 31, 2019 and 2020.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended 2020 and 2021. As of December 31, 2020 and 2021, there were no warrants outstanding. Therefore, there were no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2020 and 2021.
Equity method investment
Equity method investment represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control and are accounted for using the equity method of accounting in accordance with ASC Subtopic
323-10,
Investments-Equity Method and Joint Ventures: Overall
. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Group evaluates its equity method investment for impairment under ASC
323-10.
An impairment loss on the equity method investment is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.
In January 2017, the Group acquired for
 a
20.29% equity interest in EaSuMed Holding Ltd. for US$363. In October 2020, additional shares were allotted to the Group from EaSuMed Holding Ltd. and therefore the Group held a 21.04% equity interest in EaSuMed Holding Ltd. as of December 31, 2020 and 2021. The Group exercised significant influence over the investee with its one seat on the board of directors and accounted for its investment under the equity method. The Group recognized losses from equity method investment of RMB230, RMB275 and RMB483 (US$76) for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment loss was recognized for the years presented.
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

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net (continued)

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.
Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.
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
No impairment loss was recorded for the years ended December 31, 2019, 2020 and 2021.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting
In accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital
business and pharma research and development services. Substantially all of the Group’s revenues are derived from the PRC.
Revenue recognition
The Group derives revenues from its central laboratory business, in-hospital
business and pharma research and development services. The Group recognizes revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. For businesses that enter primarily short-term contracts, the Group applies the practical expedient which allows costs to obtain a contract to be expensed when incurred if the amortization period of the assets that would otherwise have been recognized is one year or less.
Revenue from central laboratory business
Revenue from central laboratory business is primarily generated through the sales of the Group’s cancer therapy selection test, to individual patient customers. The individual patient prepays the consideration in full and the transaction price for each contract is fixed at contract inception. The patient can choose to purchase a single cancer therapy selection test, as a package which consisting of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. The Group records revenue at a point in time, when each cancer therapy selection testing report is delivered to the patient.
The
G
roup launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contain a fixed number of the same type cancer therapy selection test which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration based on historical usage rates are referred to as a “breakage”. The Group recognizes the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year
period when the monitoring package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. The Group changed its estimates of the entitlement of breakage amount in 2019 as the Group concluded it has sufficient historical experience to estimate breakage. The Group recognized breakage income breakage income of RMB14,723, RMB11,900 and RMB14,177 (US$2,225) for the years ended December 31, 2019, 2020 and 2021, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition
(continued)

Revenue from
in-hospital
business
Revenue from
in-hospital
business is primarily generated through reagent kit sales and providing facilitation services for laboratory equipment sold to hospitals. The Group manufactures the reagent kits and sells to the hospitals when the hospitals submit a purchase order. Each reagent kit represents a single performance obligation. The Group does not provide rights of return for the reagent kits sold other than returns of defective products. Returns for defective products were not material for the periods presented. The contracts with customers from reagent kit sales of in-hospital
business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. The Group allocates the total transaction consideration to each performance obligation based on a relative standalone selling price (“SSP”) basis using the expected cost plus a margin method. The Group estimates SSP by using market conditions, entity-specific factors, including the product mix sold to customers over time and the Group’s expected gross margin for different customers.
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

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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
The Group also provides companion diagnostics development service to pharmaceutical companies. The Group recognizes revenue using an input method to measure progress for these arrangements. The Group determined the pattern of revenue recognition over time would most faithfully represent the economic value of the companion diagnostics services being provided based on the external costs incurred over the term of the development and clinical validation phases of the project.
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

Revenue recognition
(continued)

Contract assets and liabilities
Contract assets increased RMB19,857 (US$3,116) compared to the year
s
ended December 31, 2020 because the Group has an unconditional right to bill customers only upon delivery of all reagent kits and the Group did not deliver all the reagent kits in certain revenue arrangements with hospitals as of December 31, 2021. The Group recorded an impairment loss on contract assets of nil, RMB3,497 and RMB14,478 (US$2,272) for the years ended December 31, 2019, 2020 and 2021, respectively.
The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services.
Deferred revenue increased RMB68,469 (US$10,744) compared to the year ended December 31, 2021 is a result of the increase in consideration received from the Group’s customers due to the business expansion. The Group receives payments from customers based on a billing schedule as established in contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB41,255, RMB27,807 and RMB34,140(US$5,357) for the year
s
ended December 31, 2019, 2020 and 2021, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2020 and December 31, 2021 were RMB115,523 and RMB257,601 (US$40,423), respectively. RMB96,832(US$15,195) of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue after one year are related to pharma research and development services. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
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
The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2019, 2020 and 2021, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses
Research and development expenses include external and internal expenses. External expenses include clinical and non-clinical activities performed by contract research organizations. Internal expense primarily consists of salaries and benefits for research and development personnel and the cost of materials for research and development projects and products. The Group expenses internal research and development costs as they are incurred. The Group estimates liabilities for external research and development expenses in order to match the recognition of expenses to the period in which the actual services are received. As such, accrued liabilities related to third party research and development activities are recognized based upon their estimate of services received and degree of completion of the services in accordance with the specific third-party contract.
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
Leases
The Group leases office space, employee dormitories and equipment. The Group’s offices and facility leases generally have lease terms between 10 months to 6 years. The Group’s lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation.
Prior to adopting ASC 842, the Group classified leases at the inception date as either a capital lease or an operating lease. The Group assessed a lease to be a capital lease if any of the following conditions existed: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease was accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.
All other leases were accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms. Certain lease agreements contain rent holidays. Rent holidays were considered in determining the straight-line rent expense to be recorded over the lease term. The lease term began on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease (continued)

Upon adoption of ASC 842, the Group (as the lessee) classifies its leases as operating or financing lease at inception in accordance with the recognition criteria in ASC
842-20-25-2.
The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
The Group classifies a lease as an operating lease when it does not meet any one of these criteria.
For finance leases,
right-of-use
assets are included in property and equipment in the consolidated balance sheets. The Group recognizes finance lease liabilities using the implicit rate when readily determinable at the commencement dates in determining the present value of lease payments.
For operating leases, the Group recognizes a
right-of-use
(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at the commencement date. Lease expense is recorded on a straight-line basis over the lease term. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, the Group considers its credit rating, nature of underlying asset, and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease. Leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. The Group also elected to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with ASC 842. The Group recognizes fixed rental payments for these short-term leases as a straight-line expense over the lease term.
When the Group enters into sale and leaseback transactions as a lessee, it first assesses whether the effectively transferred the underlying asset using the guidance in ASC 606. If the Group transfers the control of the leased asset to the buyer-lessor, the Group accounts for the sale of the underlying asset in accordance with ASC606. The subsequent leaseback of the asset is accounted for in accordance with ASC842 in the same manner as any other lease. If the seller-lessee does not transfer the control of the leased asset to the buyer-lessor, the asset is not derecognized and the Group accounts for the transaction as a financing arrangement.
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
Share-based compensation
The Group applies ASC 718,
Compensation — Stock Compensation
(“ASC 718”), to account for its employee share-based payments awards granted to certain directors, executives and employees. Share options granted are classified as equity awards and are measured based on the grant date fair value of the equity instrument issued. For employee awards with only service condition, the Group records compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in
capital. For employee awards with service condition and performance condition that has a graded vesting schedule, the Group records compensation costs on a tranche-by-tranche
basis, with a corresponding impact reflected in additional
paid-in
capital. The Group has early adopted ASU
No. 2016-09
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

Loss per share
In accordance with ASC 260,
Earnings Per Share
, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted
method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, no losses were allocated to the convertible preferred shares in the computation of basic loss per share using the two-class
method as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee defined contribution plan
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB29,825, RMB28,232 and RMB70,036 (US$10,990) for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Concentration of risks
Concentration of credit risk
As of December 31, 2021, the Group had RMB1,502,869 (US$235,833) cash and cash equivalents, restricted cash, and short-term investments, 92% and 8% of which were held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
Account receivables are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2019 and 2020, the Group had two customers with a receivable balance exceeding 10% of the total accounts receivable balance. As of December 31, 2021, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks
(continued)

Concentration of suppliers
A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 67%, 57% and 44% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For US$ against RMB, there was appreciation of approximately 1.3%, depreciation of approximately 6.3% and 2.3% in the years ended December 31, 2019, 2020 and 2021 respectively.
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
Recently issued accounting pronouncements
Adoption of ASU
2016-02
The Group adopted
ASU
2016-02,
Leases
, and all subsequent ASUs relating to this Topic (collectively, “ASC 842”) using the modified retrospective transition method effective January 1, 2021. The Group elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease
components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. The Group elected to not account for a rent concession as a lease modification and account for a rent concession as a negative variable lease payment for rent concession directly resulting from the
COVID-19
pandemic.
The impact arising from the adoption of ASC 842 at January 1, 2021 for leases was as follows:

	Balance as of December 31, 2020	Adjustment due to the adoption of ASC 842	Balance as of January 1, 2021
	RMB	RMB	RMB
Assets:
Prepayments and other current assets	57,329	(93)	57,236
Operating right-of-use assets	—	36,542	36,542
Liabilities:
Accrued liabilities and other current liabilities	83,648	(2,570)	81,078
Capital lease obligations, current	4,816	(4,816)	—
Current portion of operating lease liabilities	—	11,403	11,403
Current portion of finance lease liabilities	—	4,816	4,816
Non-current portion of operating lease liabilities	—	27,616	27,616

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements
Adoption of ASU
2016-13
On January
1
,
2021
, the Group adopted Accounting Standards Update (“ASU”)
No. 2016-13,
Financial instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
(“ASU
2016-13”),
using the modified retrospective transition method. ASU
2016-13
replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit loss (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost. The cumulative impact from adopting ASC 326
resulted in a decrease
in
the opening retained earnings
of
on January
1
,
2021
by RMB
11,358
(US$
1,759)
, RMB
2,383
(US$
369)
and RMB
115
(US$
18)
for the allowance for credit losses for accounts receivables, contract assets and other current assets, respectively.
New accounting standards which have not yet been adopted
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group does not expect this guidance to have a material impact on the Group’s consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING
For the years ended December 31, 2019, 2020 and 2021, the Group had three operating segments, including central laboratory business, in-hospital
business and pharma research and development services. The operating segments also represented the reporting segments. The Group’s CODM assesses the performance of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital
business and pharma research and development services. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the years ended December 31, 2019, 2020 and 2021 is as follows:

	For the year ended December 31, 2019
	Central laboratory business	In- hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	276,254	(1,476)	17,745	292,523
Revenues from sales of products	—	89,154	—	89,154

Total revenues	276,254	87,678	17,745	381,677

Cost of revenues:	(73,689)	(29,506)	(5,148)	(108,343)

Gross profit	202,565	58,172	12,597	273,334

	For the year ended December 31, 2020
	Central laboratory business	In- hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	297,342	(847)	14,689	311,184
Revenues from sales of products	—	118,719	—	118,719

Total revenues	297,342	117,872	14,689	429,903

Cost of revenues:	(73,960)	(35,849)	(6,172)	(115,981)

Gross profit	223,382	82,023	8,517	313,922

	For the year ended December 31, 2021
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	US$
Revenues:
Revenues from services	319,353	(281)	23,393	342,465	53,740
Revenues from sales of products	—	165,397	—	165,397	25,954

Total revenues	319,353	165,116	23,393	507,862	79,694

Cost of revenues:	(81,088)	(50,315)	(12,313)	(143,716)	(22,553)

Gross profit	238,265	114,801	11,080	364,146	57,141

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

Geographic information
The analysis of the total long-lived assets excluding equity method investment
,
 long-term investment
s
, deferred tax assets and intangible assets by country was as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
PRC	106,087	405,544	63,639
United States	28,415	46,037	7,224

	134,502	451,581	70,863

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accounts receivable	112,433	131,363	20,614
Allowance for credit losses	(24,215)	(39,166)	(6,146)

	88,218	92,197	14,468

The movements in the allowances for doubtful accounts and credit losses were as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	1,827	13,112	24,215	3,800
Adoption of ASC 326	—	—	11,358	1,782
Provisions	11,932	13,647	3,593	564
Write-offs	(647)	(2,544)	—	—

Balance at the end of the year	13,112	24,215	39,166	6,146

5	CONTRACT ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Contract assets	26,031	56,869	8,924
Allowance for credit losses	(3,497)	(14,478)	(2,272)

	22,534	42,391	6,652

The movements in the provision for contract assets and allowance for credit losses were as follows:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at the beginning of the year	—	—	3,497	549
Adoption of ASC 326	—	—	2,383	374
Provisions	—	3,497	8,598	1,349

Balance at the end of the year	—	3,497	14,478	2,272

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	INVENTORIES, NET

	As of December 31,
	2020	2021
	RMB	RMB	US$
Raw materials	27,637	81,027	12,716
Work in progress	24,849	7,902	1,240
Finished goods	15,535	34,281	5,379

	68,021	123,210	19,335

7	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deductible input VAT	34,157	23,232	3,647
Prepayments	14,773	30,695	4,818
Deposits	5,258	1,874	294
Interest receivables	2,016	111	17
Employee loan (i)	—	3,500	549
Others (ii)	1,125	867	135

	57,329	60,279	9,460

(i)	On March 16, 2021 the Group extended a loan to an employee with a principal amount of RMB3,500 (US$549) at a simple annual interest rate of 3.08%. The loan was repaid in February 2022.
(ii)
The allowance for doubtful account was RMB56 as of December 31, 2020. The allowance for credit losses on other current assets was RMB95 as of December 31, 2021.
T
he c
umulative effect of adopting ASC 326 on the opening balance of other current assets was RMB115 (US$18). Additions on provision for other current assets were nil and RMB18 for the year
s
ended December 31, 2019 and 2020, and reversal of provision were RMB76(US$12) for the year ended December 31, 2021.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

8	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Machinery and laboratory equipment	153,589	231,289	36,294
Vehicles	2,588	2,812	441
Furniture and tools	10,085	15,723	2,467
Electronic equipment	32,526	48,068	7,543
Leasehold improvements	30,672	161,037	25,270
Construction in progress	1,089	27,555	4,325

	230,549	486,484	76,340
Accumulated depreciation	(119,068)	(161,046)	(25,272)

	111,481	325,438	51,068

Depreciation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB30,819, RMB32,457 and RMB44,604 (US$6,999), respectively.
The Company entered into capital leases for certain laboratory equipment, electronic equipment and furniture and tools during the year ended December 31, 2018. The gross amounts of laboratory equipment, electronic equipment and furniture and tools under capital leases were RMB14,794, RMB3,048 and RMB402, respectively, as of December 31, 2020. The amounts of accumulated depreciation on these assets were RMB7,455 as of December 31, 2020.
The Group exercised the purchase option at the end of the capital lease term during the year ended December 31, 2021.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	INTANGIBLE ASSETS, NET
Intangible assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Computer software	5,596	10,450	1,640
Accumulated amortization	(2,139)	(5,300)	(832)

	3,457	5,150	808

Amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 were RMB540, RMB852 and RMB3,162 (US$497), respectively. As of December 31, 2021, estimated amortization expenses of the existing intangible assets for each of the next five years was RMB3,277, RMB1,521, RMB352, nil and nil, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASES
Operating and finance leases as lessee
The components of lease cost were as follows:

	For the year ended December 31, 2021
	RMB	US$
Operating lease cost	34,785	5,459
Short-term lease cost	1,740	273
Finance lease cost:
Amortization of ROU assets	3,846	604
Interest expense on lease liabilities	295	46
Sublease income (i)	(187)	(29)

Total lease cost	40,479	6,353

(i)
On April 1, 2021, the Group entered into a
one
-
yea
r
sublease agreement on its office with a related party and
recorded
RMB187(US$29) in
other
income for the year ended December 30,2021. The contract was terminated on September 30, 2021.

	For the year ended December 31, 2021
	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	30,388	4,769
Operating cash flows used for finance leases	295	46
Financing cash flows used for finance leases	5,111	802
ROU assets obtained in exchange for operating lease liabilities	90,272	14,166
Weighted-average remaining lease term for operating leases (in years):	2.41
Weighted-average discount rate for operating leases (in years):	6.08%

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASE (CONTINUED)

Operating and finance leases as lessee (continued)

For the year ended December 31, 2021, total operating lease costs and short-term lease costs of RMB4,751 (US$746), RMB2,451(US$385), RMB590 (US$93) and RMB28,733 (US$4,508) were recorded in cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expenses, respectively.
For the year
s
ended December 31, 2019 and 2020, total rental related expenses for all operating leases amounted to RMB9,435 and RMB12,103, respectively.

	Operating leases
	RMB	US$
Future lease payments under operating leases as of December 31, 2021 were as follows:
Years ending December 31,
2022	39,377	6,179
2023	39,754	6,238
2024	8,688	1,363
2025	3,430	538

Total future lease payments	91,249	14,318
Less: imputed interest	(6,934)	(1,087)

Total lease liability balance	84,315	13,231

Failed sales and leaseback transactions
The Group entered into sales and leaseback transactions where the Group was seller-lessee but did not transfer control of the underlying asset to the buyer-lessor. The transfer of the asset did not meet the criteria for a sale in accordance with
ASC606-10-25-1
to 8 and the Group accounts for these transactions as financing arrangements. The Group recorded
 RMB3,280 and nil under “Current portion of long-term borrowings” as of December 31, 2020 and 2021. The effective interest rate used in the computation of interest expense ranged from 8.96% to 8.97%. The Group recorded interest expense of RMB671 and RMB113(US$18) for the year
s
ended December 31, 2020 and 2021 in its consolidated statement of comprehensive loss, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Accrued payroll and welfare	39,497	74,970	11,764
Interests payable	711	830	130
Accrued reimbursement expenses	25,991	27,918	4,381
Professional service fees	5,695	3,314	520
Other taxes and surcharge	6,989	7,692	1,207
Others	4,765	13,168	2,068

	83,648	127,892	20,070

12	BORROWINGS
Short-term borrowings
In November 2020, the Group entered into a
one-year
loan agreement with Industrial and Commercial Bank of China, pursuant to which the Group may borrow up to RMB5,000 with a fixed annual interest rate of 3.60%. The loan was intended for general working capital purposes. In December 2020, the Group drew down RMB5,000. To date
,
the Group repaid RMB5,000 (US$785) in total principal.
As of December 31, 2021, the short-term borrowings included RMB2,370 (US$372) RMB denominated loans from one third-party individual with an
interest rate of 5% per annum. These loans are unsecured and repayable on demand.
Long-term borrowings
In September 2019, the Group entered into a banking facility agreement for a term of two years with China Merchants Bank, pursuant to which the Group is entitled to borrow up to RMB33,000 at an interest rate separately agreed with the bank at each time of drawdown. The loan was intended for general working capital purposes. In December 2019, the Group drew down RMB14,720 at a fixed annual interest rate of 4.28% which is due in September 2021. During the year ended December 31, 2020, the Group drew down an additional RMB18,208 at a fixed annual interest rate of 4.28% which was
due in September 2021.
As of December 31, 2021,
the Group repaid RMB32,928 (US$5,167) in total principal.
In May 2018, the Group entered into two
3-year
financing arrangements with Zhongguancun Technology Leasing Co., Ltd., which bore interest of an interest rate of 5.8% and were secured by certain machinery and laboratory equipment with an original cost of RMB32,405.
The Group made total principal payments of RMB7,312, RMB7,312 and RMB6,770 (US$1,062) during the years ended December 31, 2019, 2020 and 2021, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	OTHER NON-CURRENT LIABILITIES
On December 20, 2021, the Compensation Committee of the Company modified the Employee Share Incentive Plan No. 1 (the “ESIP No. 1"), and the Employee Share Incentive Plan No. 2 (the “ESIP No. 2") by adding a
5% guaranteed return to eligible employees.
The other terms of the ESIP No. 1 and ESIP No. 2 remains the same and are detailed in Note 14.
The Group accounted
for
the guaranteed return as an additional cash settled component to the original restricted share awards. The cash settled component is subject to a service period of 3 years from the grant date of the original plan.

As of December 31, 2021, the Group recorded incremental expenses related to the vested portion of the cash settled component of
RMB282 (US$44), RMB1,609

(US$252), RMB4,613 (US$724) and RMB5,050 (US$792) in cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expenses, respectively.
 The incremental expenses related to the unvested portion of the cash settled component is recognized ratably over the remaining service period.

14	SHARE-BASED COMPENSATION
On June 20, 2014, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution to reserve a total of 3,001,365 ordinary shares of the Company for the purpose of issuing share option awards to its eligible employees, officers or directors of the Group (the
“Pre-IPO
Plan”). On August 20, 2016, the shareholders and the Board approved a resolution to increase the
share option pool to 3,690,599. On April 19, 2018, the shareholders and the Board further approved a resolution to increase the

share option pool up to 5,290,234. Awards under the
Pre-IPO
Plan generally have vesting period over a period of 3 to 4 years and a contractual life of 10 years. The Company granted 1,273,346, 296,327 and 361,843 options under the
Pre-IPO
Plan for the years ended December 31, 2019, 2020 and 2021, respectively.
In January 2019, the shareholders and the Board of Directors of the Company approved a Management Share Incentive plan (“Management Plan”) for key executive management personnel. Under the Management Plan, the maximum number of ordinary shares reserved for issuance under is 5% of the total outstanding number of shares of the Company on an as converted and fully diluted basis (after taking into account the options granted under the plan). Awards under the Management Plan have vesting period over a period of 4 years and have a contractual life of 10 years. The Company granted 5,475,393 options and nil under the Management Plan for the year
s
ended December 31, 2020 and 2021.
In May 2020, the shareholders and the Board of Directors of the Company approved an equity incentive plan (“2020 Plan”). Under the 2020 Plan, the Company is authorized to grant up to 4,512,276 ordinary shares in the
form of options, restricted shares and restricted share units. Awards under the 2020 Plan have vest over a period of 4 years and options granted under the 2020 Plan have a 10 year contractual life
. The Company granted 4,848 restricted shares units and nil under the 2020 Plan for the year
s
ended December 31, 2020 and 2021.
In December 2021, the shareholders and the Board of Directors of the Company approved an equity incentive plan (“2021 Plan”). Under the 2021 Plan, the Company is authorized to grant options to purchase up to
12,533,016
ordinary shares. The 2021 Plan consists of 2 vesting tranches, with vesting contingent on a
5
-year service condition and achievement of certain market conditions. The first tranche of the 2021 Plan will vest if the Company’s valuation based the preceding 60-day average closing share price reaches US$
10
billion before the fifth anniversary of grant date. The second tranche of the 2021 Plan will vest if the Company valuation reaches US$
15
billion before seventh anniversary of the grant date. The Company did not grant any options under the 2021 Plan during the year ended December 31,2021.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

As of December
31
,
2021
, there were
636,101
,
111,742
,
4,507,428
and
12,533,016
awards available for future grant for the
Pre-IPO
Plan, Management Plan,
2020
Plan and
2021
Plan, respectively.
Upon the issuance of the Series A Preferred Shares, the Founder entered into an arrangement with the Series A preferred shareholders, whereby all ordinary shares of the Founder became subject to service and transfer restriction. Such shares are subject to repurchase by the Company at the price equal to the original purchase price paid by the Founder upon early termination of the requisite period of employment of the Founder. The restricted shares are subject to a four-year service condition with 25% of the total shares shall be vested one year from the issuance of the Series A Preferred Shares and the remaining 75% of the total shares will vest monthly in equal installment over the remaining requisite service period of 3 years. This arrangement is accounted for as a grant of restricted share awards subject to service vesting conditions.
On May 9, 2020 the Group’s shareholders and Board of Directors approved the ESIP No. 1, pursuant to which the Group may issue up to 2,614,636 Class A ordinary shares to qualified employees at US$13.2 per share, representing a 20% discount from the
Group’s
Class A ordinary share
 IPO
price
. The shares are subject to a three-year vesting period, with 10%, 40% and 50% of the shares vesting on the first, second and third anniversary of the Company’s IPO, respectively. The Group accounts for awards under the ESIP No. 1 as a grant of restricted share awards subject to vesting condition.
 On December 20, 2021, the Company modified the ESIP No.1 by adding a 5% guaranteed return to eligible employees. The accounting treatments of the modification are detailed in Note 13.
On June 25, 2020, the Group’s shareholders and Board of Directors approved the ESIP No. 2, pursuant to which the Group allowed qualified employees to purchase
The Group’s

Class A ordinary shares at US$20.02 per share, representing a 30% discount from the
5-day
volume weighted average price of the Company’s ADSs between June 17, 2020 and June 23, 2020. Each qualified employee can subscribe up to RMB2,000 worth of shares, depending on their position and length of service with the Group. The restricted shares are subject service vesting conditions and vest over a three-year period, with 10%, 40% and 50% of the subscribed shares vesting on the first, second and third anniversar ies
, respectively, from subscription date. This arrangement is accounted for as a grant of restricted share awards subject to service vesting conditions.

On December 20, 2021, the Company modified the ESIP No.2 by adding a 5% guaranteed return to eligible employees. The accounting treatments of the modification are detailed in Note 13.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

Share options
The Board determines the exercise price, vesting and other conditions of individual awards and are subject to multiple service vesting periods. The options granted vests over various vesting schedules with no more than four years.
Prior to the IPO, the Group determined the fair value of its share-based payment awards using the binomial option valuation model with assistance from an independent third-party appraiser. Upon completion of the IPO, the Group determined the fair value of share-based payment awards using the Black-Scholes model. The binomial and Black-Scholes models require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, exercise multiple, risk-free rate and dividend yield. Prior to the IPO, the Group estimated the grant date fair value of its ordinary shares with the assistance from the third-party appraiser. Upon completion of the IPO, the Group used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of its ordinary shares. For expected volatility, the Group referenced historical volatility of several comparable peer companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on management’s expected dividend policy over the contractual life of the options.
The assumptions used to estimate the fair values of the share options, restricted shares and restricted share units granted are as follows:

	For the years ended December 31,
	2019	2020	2021
Risk-free interest rate	1.63% - 2.41%	0.51% - 1.90%	0.97% - 2.07%
Dividend yield	0%	0%	0%
Expected volatility range	44.6% - 45.4%	44.9% - 49.3%	47.67% - 72.98%
Exercise multiple	2.20 - 2.80	2.20	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$3.30 - US$9.41	US$9.41 - US$27.15	US$9.53 - US$30.50
The Group recorded compensation costs using the straight-line method for employee award with only service condition and recorded compensation costs on a tranche-by-tranche
basis for employee award with service condition and performance condition that has graded vesting schedule over the requisite service period. The share option awards have a contractual life for ten years from the grant date and are exercisable after they
vest.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

Share options
(continued)

The following table summarizes the share option activities for the years ended December 31, 2019, 2020 and 2021:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2019	3,050,168	0.0002	0.97	7.14	9,744

Granted	1,273,346	2.8957	3.97	—	—
Exercised	(1,864,343)	0.0002	0.30	—	—
Forfeited	(55,372)	0.0002	2.90	—	—

Outstanding, January 1, 2020	2,403,799	1.5340	3.75	8.75	20,079

Granted	5,771,720	0.0002	26.75	—	—
Exercised	(233,440)	0.0002	1.18	—	—
Forfeited	(121,650)	0.0002	3.31	—	—

Outstanding, January 1, 2021	7,820,429	0.4717	21.28	9.10	176,963

Granted	361,843	0.0002	22.64	—	—
Exercised	(425,407)	0.0002	2.56	—	—
Forfeited	(150,529)	0.0002	8.51	—	—

Outstanding, December 31, 2021	7,606,336	0.4849	21.92	8.25	69,907

Vested and expected to vest at December 31, 2021	7,606,336	0.4849	21.92	8.25	69,907

Exercisable at December 31, 2021	820,039	4.4963	5.03	6.59	5,235

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had an exercise price below the estimated fair value of the relevant ordinary shares.
The aggregate fair values of the equity awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB9,485, RMB3,580 and RMB21,207 (US$3,327), respectively. As of December 31, 2021, there was total unrecognized employee share-based compensation expense of RMB711,376 (US$111,630) related to unvested options, which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost is recognized over a weighted-average period of 2.45 years.

Total intrinsic value of the options exercised for the years ended December 31, 2019, 2020 and 2021 were RMB121,038, RMB1,859 and RMB8,355 (US$1,311).

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares units
The Board granted restricted share units to one of the board members in June 2020. The Board determined vesting and other conditions of individual awards, which are subject to multiple service vesting periods. The restricted share units vest over a period of two years. The Group determined the fair value of the restricted share units using the grant date closing ADS price quoted on NASDAQ exchange. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the restricted shares units. The restricted shares units are exercisable up to ten years from the grant date. The following table summarizes the restricted shares unit activities for the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per unit	Years	US$
Outstanding, January 1, 2019	—	—	—	—

Outstanding, January 1, 2020	—	—	—	—

Granted	4,848	24.35	—	—

Outstanding, December 31, 2020	4,848	24.35	9.46	119

Vested	(2,424)	24.35	—	—

Outstanding, December 31, 2021	2,424	24.35	8.46	36

Vested and expected to vest at December 31, 2021	4,848	24.35	8.46	72

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares
The following table summarizes the restricted share activities during the years ended December 31, 2019, 2020 and 2021:

	Number of shares	Weighted average grant date fair value
		US$ per share
Outstanding as of December 31, 2019	—	—

Granted	743,955	8.74

Outstanding as of December 31, 2020	743,955	8.74

Vested	(91,431)	8.92
Forfeited	(38,672)	7.76

Outstanding as of December 31, 2021	613,852	8.79

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	SHARE-BASED COMPENSATION (CONTINUED)

Prior to the IPO, the Group used the discounted cash flow method to determine the underlying equity value of the Company and adopted the
equity allocation model to determine the fair value of the restricted shares as of the dates of issuance. Upon completion of the IPO, the Group determined the fair value of the restricted share awards as the difference between the grant date closing ADS price quoted on NASDAQ exchange and the employees’ purchase price. The aggregate fair value of the restricted share awards granted during the year
s
ended December 31, 2020 and December 31, 2021 was RMB42,540 and nil, respectively. For the years ended December 31, 2019, 2020 and 2021, the Group recorded compensation expenses for the restricted shares of RMB nil, 1,671 and RMB15,899 (US$2,495), respectively.
Total share-based compensation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cost of revenues	678	796	1,504	236
Research and development expenses	9,377	49,801	29,637	4,651
Selling and marketing expenses	1,235	3,457	9,612	1,508
General and administrative expenses	11,502	119,166	241,680	37,925

Total share-based compensation expenses	22,792	173,220	282,433	44,320

On August 19, 2019, the Group entered into an investment agreement with an employee to issue 85,196 Series C Preferred Shares at US$9.39 per share with a total consideration of US$800. The Group recognized the difference between the fair value of the preferred shares as of the commitment date and the issuance consideration of RMB463 as
a
compensation expense for the year ended December 31, 2019.

15	INCOME TAXES
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
the
relevant government authorities in December 2019 and was entitled to the preferential rate of 15%. All other operating entities in the PRC are subject to the 25% EIT rate.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAXES (CONTINUED)

Cayman Islands
Under the current tax laws of
the
Cayman Islands, the Company is not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
United States
As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US was 21%
for the year ended December 31, 2021. The subsidiary in the US operated its business in the states of California and New Jersey, and was also subject to state income tax at rates of approximately
 8.8%
and 6.5%, respectively, for the year ended December 31, 2021.
Hong Kong
Under the Hong Kong tax laws, the subsidiary in Hong Kong is subject to Hong Kong profit
s
tax at a rate of 16.5% and it may be exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.
The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
PRC	(150,495)	(366,634)	(704,003)	(110,475)
Non-PRC	(18,661)	(40,601)	(91,795)	(14,405)

Total loss before income tax	(169,156)	(407,235)	(795,798)	(124,880)

The current and deferred components of the income tax expense are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Income tax expense—current tax	—	—	(899)	(141)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAX (CONTINUED)

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Loss before income tax	(169,156)	(407,235)	(795,798)	(124,880)
Income tax benefits computed at PRC statutory rate (25%)	(42,289)	(101,809)	(198,950)	(31,220)
Effect of tax rate differential	10,474	10,375	13,896	2,181
Research and development super-deduction	(4,712)	(6,011)	(9,897)	(1,553)
Non-deductible expenses	10,629	54,255	84,029	13,186
Non-taxable income	(1,412)	(872)	(872)	(137)
Changes in valuation allowance	27,310	44,062	112,693	17,684

Income tax expenses	—	—	899	141

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAX (CONTINUED)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2020 and 2021 are as follows:

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	9,205	14,748	2,315
Net operating loss carried forward	60,288	98,015	15,380
Government grants	39	—	—
Depreciation and amortization	681	681	107
Excessive education fee	654	625	98
Research and development expense carried forward	—	1,063	167
Timing difference of research and development expense recognition	90,535	154,017	24,169
Timing difference of revenue recognition	6,425	—	—
Excessive donation expense carried forward	2,471	2,449	384
Operating lease liabilities	—	21,438	3,364

Gross deferred tax assets	170,298	293,036	45,984
Less: Valuation allowance	(170,298)	(264,196)	(41,458)

Total deferred tax assets	—	28,840	4,526

Deferred tax liabilities:
Operating right of use assets	—	(20,033)	(3,144)
Depreciation and amortization		(8,807)	(1,382)

Total deferred tax liabilities	—	(28,840)	(4,526)

N et deferred tax assets	—	—	—

As of December 31, 2020 and 2021, the Group had net operating losses of RMB241,152 and RMB392,060 (US$61,523
),
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
basis. As of December
31
,
2020
and
2021
, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAX (CONTINUED)

Unrecognized tax benefits
As of December 31, 2021 and for the year ended December 31, 2021, there was no significant impact from tax uncertainties on the Group’s consolidated financial position and result
s
of operations. The Group did not record any interest and penalties related to an uncertain tax position for the year ended December 31, 2021. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.
In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 2016 through 2020 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

As of December 31, 2021 and 2020, the subsidiaries in Mainland China had no distributable retained earnings. In addition, the Company asserts indefinite reinvestment on the excess of the financial reporting bases over tax bases in the Company’s investments in foreign subsidiaries to the extent that the reversal would incur a significant tax liability. Determination of the aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized is not practicable due to the uncertainty and overall complexity of the hypothetical calculation.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2019, 2020 and 2021 are calculated as follows:

	For the years ended December 31,
	2019	2020		2021
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Burning Rock Biotech Limited’s shareholder s	(169,156)	(304,440)	(102,795)	(664,244)	(104,236)	(132,453)	(20,785)
Accretion of convertible preferred shares	(165,011)	(48,359)	(16,329)	—	—	—	—

Net loss attributable to ordinary shareholders	(334,167)	(352,799)	(119,124)	(664,244)	(104,236)	(132,453)	(20,785)

Denominator:
Weighted-average number of ordinary shares outstanding	23,483,915	51,313,708	17,324,848	87,556,581	87,556,581	17,324,848	17,324,848
Effect of unvested restricted shares	—	(4,077)	—	(673,570)	(673,570)	—	—

Weighted-average number of ordinary shares outstanding – basic and diluted	23,483,915	51,309,631	17,324,848	86,883,011	86,883,011	17,324,848	17,324,848

Loss per share—basic and diluted	(14.23)	(6.88)	(6.88)	(7.65)	(1.20)	(7.65)	(1.20)

No losses were allocated to the convertible preferred shares in the computation of basic loss per share using the two-class
method for the year ended December 2019. The Group applied the two-class
method to the outstanding Class A and Class B ordinary shares for the years ended December 31, 2020 and 2021. The Group excluded unvested restricted shares from the computation of weighted-average number or ordinary shares outstanding because the Group was in a loss position and the restricted shares holders do not have an obligation to fund losses of the Group. The Group excluded the effects of all outstanding Preferred Shares, the warrant and share options from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship
Yusheng Han	Shareholder of a shareholder of the Company, Chief Executive Officer, director
Shaokun Chuai	Shareholder of a shareholder of the Company, Chief Operating Officer, director
BRT Bio Tech Limited	Controlling shareholder of the Company up to October 30, 2019
EaSuMed Holding Ltd.	Equity method investee
Guangzhou Burning Rock Biological Engineering Co., Ltd.	Company controlled by the Founder

b)	The Group had the following related party balances at the end of the year:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Amount due from a related party:
EaSuMed Holding Ltd.	212	—	—
All the balances with related parties as of December 31, 2020 were unsecured. All outstanding balances are repayable on demand unless otherwise disclosed. No allowance for credit loss was recognized for the amounts due from related parties for the years ended December 31, 2019, 2020 and 2021.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party transactions:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Service received from:
EaSuMed Holding Ltd.	806	770	2,195	344

Rental income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.(iv)	—	—	187	29

Equipment usage service income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.(v)	—	—	441	69

Borrowings provided to:
Yusheng Han (i)	37,034	—	—	—
Shaokun Chuai (ii)	16,816	—	—	—

	53,850	—	—	—

Shares repurchased from:
BRT Bio Tech Limited (iii)	1,294	—	—	—

Interest income from:
Yusheng Han	1,295	176	—	—
Shaokun Chuai	591	295	—	—

	1,886	471	—	—

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party transactions (continued):

(i)
On March 29, 2019, the Group entered into a loan agreement with Yusheng Han with a principal amount of US$5,500 at the simple rate of 4.5% per annum. The loan was fully repaid in February and March 2020.

(ii)	On March 28, 2019, the Group entered into a loan agreement with Shaokun Chuai with a principal amount of US$2,500 at the simple rate of 4.5% per annum. The loan was fully repaid in May 2020.

(iii)
The Group repurchased 31,246 ordinary shares held by BRT Bio Tech Limited in 2018. The purchase consideration was RMB33,316. The Group repurchased 124,985 and 20,222 Series A+ Preferred shares held by BRT Bio Tech Limited in 2018 and 2019, respectively, at considerations of RMB1,500 and RMB1,294.

The Company recorded
a
compensation expense of RMB771, nil and nil during the year
s
ended December 31, 2019, 2020 and 2021, respectively, for the amount exceeding the fair value of the ordinary and preferred shares at the
repurchase date.

(iv)
On April 1, 2021, the Group entered into a one-year sublease agreement to sublease a portion of its Guangzhou office to a related party. The lease was early terminated on September 30, 2021. The Group recognized RMB187(US$29) sublease income recorded in other income for the year ended December 31, 2021.

(v)
On April 1, 2021, the Group entered into a contract to provide equipment usage service to its related party with a total cont
r
act amount of RMB997(US$156), of which RMB441(US$69) was recorded in other income for the year ended December 31,2021. The contract was early terminated on September 30, 2021.

18	COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
The Group had capital expenditure commitments for the laboratory leasehold improvements of RMB10,916 (US$1,713) as of December 31, 2021, which are scheduled to be paid within one year.
Short-term operating lease commitments
The Group had short-term operating lease commitments for certain office of RMB431(US$68) as of December 31, 2021, which are scheduled to be paid within one year.
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

19	RESTRICTED NET ASSETS
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
In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association of the Company’s PRC subsidiary, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after tax profit to the general reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. These reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. No appropriations were made to statutory reserves by the WFOE during all periods presented due to losses incurred.
Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax
profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends. No appropriations were made to statutory reserves by the Company’s PRC subsidiary as a domestic enterprise, the VIE and the VIE’s subsidiaries during all periods presented due to losses incurred.
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. As of December 31, 2020 and 2021, restricted net assets the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were RMB502,218 and RMB382,724 (US$60,058), respectively.

20	SUBSEQUENT EVENT
On March 10, 2022, the Company granted
 10,416,958
options to the employees. The options allowed the employees to purchase Class A ordinary shares under the 2021 Plan, at an exercise price of US$13.39 per option.

F-6
5