Form 20-F
period 2022-12-31
Burning Rock Biotech Ltd
filed 2023-04-20
CIK 1792267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	BNR	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary share, par value US$0.0002 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
American depositary shares, each representing one Class A ordinary share	BNR	London Stock Exchange (The Main Market)

*	Not for trading, but only in connection with the listing of the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,318,596 Class A ordinary shares (excluding (i) the 473,404 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock) and 17,324,848 Class B ordinary shares, par value US$0.0002 per share, as of December 31, 2022.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.  ☒    Yes  ☐    No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

•

“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong and Macau; the only instances in which “China” or “the PRC” do not include Hong Kong or Macau are when used in the case of laws and regulations adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;

•

“liquid biopsy” refers to a test done on a blood sample that enables the access to the molecular information, by looking for cancer cells from a tumor that are circulating in the blood or for pieces of DNA from tumor cells that are in the blood, throughout all stages of cancer;

•	“MRD” refers to minimal residual disease, a small number of cancer cells left in the body after treatment;

•	“NGS” refers to next-generation sequencing, a DNA sequencing technology used to determine the nucleotide sequence of an individual’s genome;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“sensitivity” refers to the percentage of people who test positive for a specific disease or condition among people who actually have the disease or condition;

•	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0002 per share;

•	“specificity” refers to the percentage of people who test negative for a specific disease or condition among people who do not have the disease or condition;

•	“U.S. GAAP” refers to accounting principles generally accepted in the U.S.;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the U.S; and

•	“the VIE” refers to our PRC variable interest entity, Burning Rock (Beijing) Biotechnology Co. Ltd.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 14, 2023, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8960 to US$1.00.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission and strategies;

•	trends and competition in China’s cancer genotyping industry;

•	our expectations regarding demand for and market acceptance of our NGS-based products and services and our ability to expand our customer base;

•	our ability to obtain and maintain intellectual property protections for our cancer therapy selection technologies and our continued research and development to keep pace with technology developments;

•	our ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP;

•	our future business development, financial condition and results of operations;

•	our ability to obtain financing cost-effectively;

•	potential changes of government regulations, regardless of whether they are directly related to our industry;

•	our ability to hire and maintain key personnel;

•	global or national health concerns, including the outbreak of pandemic or contagious diseases such as the pandemic of COVID-19;

•	our relationship with our major business partners and customers; and

•	general economic and business conditions in China and elsewhere.

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

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission (the “CSRC”), if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

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

On December 28, 2021, the CAC, and 12 other departments jointly promulgated the newly revised Measures for Cybersecurity Review with effect from February 15, 2022 (“Measures”), which provides that (i) a critical information infrastructure operator (“CIIO”) which intends to purchase network products and services shall prejudge the possible risks to national security that may arise after the products and services are put into use and where national security will or may be affected, the operator shall apply with the Cybersecurity Review Office for cybersecurity review, and (ii) a network platform operator (“NPO”) that possesses more than one million users’ personal information must apply for cybersecurity review before listing in a foreign country.

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) which expanded the scope of application of cybersecurity review, established the data classified and categorized protection system, and defined the relevant rules for cross-border security management of data. It provides that data processors carrying out the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that gather and possess a large number of data resources having bearing on the national security, economic development or public interests, which affects or may affect national security; (ii) listing in a foreign country of a data processor that processes the personal information of more than one million persons; (iii) listing in Hong Kong of a data processor, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

According to the above provisions, we will be subject to cybersecurity review if we are identified as a CIIO that procures network products or services which affect or may affect national security after being put into use or NPO that conducts data processing activities which affect or may affect national security, or we have more than one million users’ personal information and plans to be listed abroad.

We and our PRC legal counsel, Tian Yuan Law Firm, are of the view that, as of the date of this annual report, the possibility that we become identified as a CIIO or NPO and accordingly would be subject to the cybersecurity review pursuant to the relevant regulations and policies that have been issued by the CAC is relatively low, due to the following reasons:

(i).

we have not received any CIIO identification notice as of the date of this annual report, which is required to be issued in a timely manner by competent departments responsible for the security protection work of critical information infrastructures after they have organized the CIIO identification in the industry in accordance with the Regulations on the Security Protection of Critical Information Infrastructures;

(ii).

NPO is not defined in the Measures and even if a company has been identified as NPO, whether such a company needs to be subject to cybersecurity review depends on whether its data processing activities will “affect or may affect national security.” As of the date of this annual report, we have not experienced any major information security incident in relation to the theft, leakage, damage, illegal use or illegal export of data or personal information. In addition, all the user data collected by us in business operation are stored in mainland China;

(iii).	We process no more than one million users’ personal information; and

(iv).

However, according to article 16 of the Measures, the member unit of the cybersecurity review work mechanism (the “Cybersecurity Member Unit”) has the right to initiate review on network products and services and data processing activities that it deems as “affect or may affect national security” at its own discretion. If the Cybersecurity Member Unit decides to take a cybersecurity review on us and we fail such review, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under applicable laws. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures for Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Tian Yuan Law Firm, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. After consulting with our PRC legal counsel, Tian Yuan Law Firm, we believe that we are in compliance with regulations or policies that have been issued by the CAC as of the date of this annual report in all material aspects, on the following bases: (i) we have set up internal cybersecurity regulations, including data backup and recovery measures and disaster recovery measures; (ii) we have completed the Grade III information security protection filing as required by the relevant regulations and policies issued by relevant authorities; (iii) we inform our users and obtain their consent before collecting their personal information; (iv) we store relevant information in our own servers within the PRC; (v) we have not been investigated or received any request from any CAC authorities as of the date of this annual report; (vi) we have not been subject to any administrative penalties regarding cybersecurity or data security issues as of the date of this annual report; and (vii) we have not been a party to any litigation or arbitration regarding with cybersecurity or data security issues as of the date of this annual report. As advised by Tian Yuan Law Firm, our PRC counsel, as of the date of this annual report, we are not subject to any cybersecurity review under the cybersecurity laws and regulations.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five related guidelines, collectively, the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, initial public offering or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Furthermore, it is stipulated, among others, that an overseas offering and listing shall be prohibited under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the PRC domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation or property or undermining the order of the socialist market economy during the last three years; (iv) where the PRC domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has been made thereof; (v) where there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Trial Measures also provide that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing of PRC domestic companies: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located mainland China, or the senior management personal in charge of its business operation and management are mostly Chinses citizens or domiciled in mainland China. On February 17, 2023, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Listings by Domestic Enterprises. The CSRC clarified that on March 31, 2023, the effective date of the Overseas Listing Trial Measures, the PRC domestic companies that have been listed overseas by March 31, 2023 are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. As the requirements under Overseas Listing Trial Measures are new and evolving, there remains substantial uncertainties as to their interpretation and implementation and how they may impact our ability to raise or utilize fund and business operation. In particular, there are uncertainties as to the form and substance of regulatory requirements and we cannot assure you that, when required, we can complete the requisite filing with such form and content satisfactory to the relevant regulators in a timely manner. Any delays in completing the filing requirements may adversely affect our ability to complete our capital raising activities from the capital markets in the future.

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

Risks Associated with Our Corporate Structure

Burning Rock Biotech Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than directly controlling Beijing Burning Rock Biotech Limited, our wholly foreign owned entity, or WFOE, and indirectly Burning Rock (Beijing) Biotechnology Co., Ltd., the variable interest entity, or VIE, through certain contractual arrangements. These contractual arrangements were amended and restated in October 2019. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” What the ADSs investors purchased are equity securities of our ultimate Cayman Islands holding company rather than equity securities of the VIE. We conduct our business operations through both the consolidated subsidiaries, and the VIE and the VIE’s subsidiaries. We, together with the VIE and its subsidiaries, are subject to PRC laws relating to, among others, restrictions over foreign investments in distribution of online information and other value-added telecommunication services set out in the Negative List (2021 Edition) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. As a result, we have control over the VIE and its subsidiaries through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIE or any of its subsidiaries. Instead, we control and receive the economic benefits of the business operation of the VIE or any of its subsidiaries through a series of contractual agreements with the VIE. The contractual agreements with the VIE are designed to provide the WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenue of the VIE and its subsidiaries. As a result of our direct ownership in the WFOE and the contractual agreements with the VIE, we are regarded as the primary beneficiary of the VIE and its subsidiaries. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIE and its subsidiaries. We may also subject to sanctions imposed by PRC regulatory agencies including CSRC if we fail to comply with their rules and regulations.

We and the VIE and its subsidiaries face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIE and its subsidiaries, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIE and its subsidiaries face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIE and its subsidiaries and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

As used in this annual report, “we,” “us,” “our company,” “our,” or “the Company” refers to Burning Rock Biotech Limited and its subsidiaries, “the VIE” refers to our PRC variable interest entity, Burning Rock (Beijing) Biotechnology Co. Ltd..

For more information on risks related to our corporate structure, see “—D. Risk Factors—Risks Relating to Our Corporate Structure.” For more information on the requisite permissions and approvals for our business and the consequences in relation to failure to obtain the same, see “—D. Risk Factors—Risks Relating to Government Regulations.”

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries in China and the VIE and its subsidiaries. Our operation and the operation of the VIE and its subsidiaries are governed by PRC laws and regulations. Save as otherwise disclosed in “—D. Risk Factors—Risks Relating to Government Regulations”, as of the date of this annual report, our PRC subsidiaries and the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. If we, the VIE, or any of its subsidiaries fail to obtain or maintain such licenses or permits, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. As of the date of this annual report, none of us, the VIE, or any of its subsidiaries have been subject to any penalties from the relevant authorities for failure to obtain or maintain any required licenses or permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we are able to maintain our existing licenses and permits or obtain additional licenses, permits, filings or approvals for providing our products and services in the future. See “—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to extensive legal and regulatory requirements in China for our NGS-based products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.”

Risks Associated with the Holding Foreign Companies Accountable Act

Pursuant to the U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in the PRC—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Results of Operations, Financial Position and Cash Flows of the VIE and Its Subsidiaries

The tables below set forth the results of operations of the VIE and subsidiaries of the VIE included in our consolidated statements of comprehensive loss for 2020, 2021 and 2022:

	For the years ended December 31, 2020
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	65,312	432,142	(67,551)	429,903
Net loss	161,059	244,765	1,411	407,235

	For the years ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	77,234	526,071	(95,443)	507,862
Net loss	277,034	508,803	10,860	796,697

	For the years ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Revenues	186,658	557,667	(181,087)	563,238	81,662
Net loss	370,725	605,934	(5,426)	971,233	140,815

The tables below set forth the condensed consolidated schedule of financial position of the VIE and subsidiaries of the VIE as of the dates indicated:

	As of December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Cash and cash equivalents	1,245,467	185,850	—	1,431,317
Restricted cash	7,795	—	—	7,795
Inter-company receivables	897,633	75,560	(973,193)	—
Total current assets	2,237,927	556,212	(973,193)	1,820,946
Total non-current assets	354,409	103,232	—	457,641
Total assets	2,592,336	659,444	(973,193)	2,278,587
Inter-company payables	631,582	897,633	(1,529,215)	—
Total liabilities	747,025	1,215,466	(1,529,215)	433,276
Total shareholders’ (deficit) equity	1,845,311	(556,022)	556,022	1,845,311
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	2,592,336	659,444	(973,193)	2,278,587

	As of December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Cash and cash equivalents	528,716	376,735	—	905,451	131,278
Restricted cash	9,540	10,277	—	19,817	2,873
Inter-company receivables	1,601,116	245,391	(1,846,507)	—	—
Total current assets	2,187,606	917,663	(1,846,507)	1,258,762	182,504
Total non-current assets	230,109	98,596	—	328,705	47,658
Total assets	2,417,715	1,016,259	(1,846,507)	1,587,467	230,162

	As of December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Inter-company payables	1,127,041	1,601,116	(2,728,157)	—	—
Total liabilities	1,259,374	1,897,909	(2,728,157)	429,126	62,218
Total shareholders’ (deficit) equity	1,158,341	(881,650)	881,650	1,158,341	167,944
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	2,417,715	1,016,259	(1,846,507)	1,587,467	230,162

The tables below set forth the cash flows of the VIE and subsidiaries of the VIE included in our consolidated statements of cash flows for 2020, 2021 and 2022:

	For the years ended December 31, 2020
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash (used in) generated from operating activities	(232,106)	158,563	—	(73,543)
Net cash used in investing activities	(99,517)	(9,795)	—	(109,312)
Net cash generated from (used in) financing activities	2,196,599	(30,880)	—	2,165,719

	For the years ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash used in operating activities	(220,380)	(257,506)	—	(477,886)
Net cash (used in) generated from investing activities	(222,038)	(11,265)	315,000	81,697
Net cash (used in) generated from financing activities	(42,522)	304,623	(315,000)	(52,899)

	For the years ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Net cash used in operating activities	(317,427)	(139,381)	—	(456,808)	(66,232)
Net cash (used in) generated from investing activities	29,625	(37,088)	—	(7,463)	(1,082)
Net cash (used in) generated from financing activities	(83,868)	377,630	(380,000)	(86,238)	(12,504)

The typical structure of cash flows through our organization is as follows: (i) we transfer funds to our WFOE, Beijing Burning Rock Biotech Limited, through either capital contributions or loans from our Hong Kong subsidiary, BR Hong Kong Limited; (ii) our WFOE makes loans to the VIE, Burning Rock (Beijing) Biotechnology Co. Ltd.; (iii) the VIE and its subsidiaries receive funds generated from sales of products and/or services to third party customers; and (iv) when the VIE intends to settle any amounts owed to us under the VIE Agreements, the VIE will pay service fees to our WFOE pursuant to the exclusive business cooperation agreement, and our WFOE will transfer funds to BR Hong Kong Limited, which in turn will transfer funds to us, all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our PRC subsidiaries nor VIE has declared or paid any dividends or made any distributions to their respective holding companies, including Burning Rock Biotech Limited, nor does any of them have intention to do so. As of the date of this annual report, as the VIE has been loss making, it has not settled any amounts owed to us under the VIE Agreements and does not have the intention to do so. As of the date of this annual report, Burning Rock Biotech Limited has not declared any dividend and does not have a plan to declare a dividend to its shareholders. Nevertheless, cash transfers have been made to date between Burning Rock Biotech Limited, our subsidiaries and the VIE and its subsidiaries and such cash transfers have been made both in the direction to the VIE and from the VIE to our WFOE as of the date of annual report. We currently do not have cash management policies that dictate when or how funds are transferred between us, our subsidiaries and the VIE and its subsidiaries. In practice, we estimate and allocate funds to our WFOE and the VIE and the VIE’s subsidiaries based on their respective available cash balances and forecasted cash requirements.

There are limitations on foreign exchange and our ability to transfer cash among us, our subsidiaries (including our WFOE) and the VIE and the VIE’s subsidies, and to transfer funds across borders and to the U.S. investors. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE and its subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of our Company, our subsidiaries, the VIE and the VIE’s subsidiaries and restrict the ability to pay dividends to their respective shareholders, including our U.S. shareholders. Such restrictions are primarily related to the following aspects:

(1)

regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. PRC regulations also require our PRC subsidiaries to set aside at least 10% of their after-tax profits each year to fund the statutory reserve and restrict dividend and shareholder distributions until the statutory reserve reach 50% of their respective registered capital. Our PRC subsidiaries may at their discretion allocate a portion of their after-tax profits to staff welfare and bonus funds in accordance with relevant PRC rules and regulations. These reserve funds and staff welfare and bonus funds cannot be distributed as cash dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. Moreover, if the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us;

(2)	if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us; and

(3)

our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations. However, approval from or registration with appropriate governmental authorities or commercial banks authorized by such authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

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

In addition, there are limitations on our ability to settle amounts owed by the VIE under the relevant VIE agreements to us. We are entitled to receive substantially all of the economic benefits of the VIE in consideration for the services provided by our WFOE, according to the VIE Agreements. However, the VIE agreements are not equivalent to equity ownership. For example, the contractually bound nominee shareholders of the VIE could potentially breach their contractual agreements with us by failing to fulfill their contractual obligations, failing to act in our interest, or acting to the detriment of our interest. Moreover, as these nominee shareholders, rather than our WFOE and us, are the actual shareholders of the VIE, we are unable to independently exercise any rights as a shareholder of the VIE and force the VIE to distribute its earnings to us. In addition, the legality or enforceability of the VIE agreements have never been tested in a court of law in China. If any relevant contractual provisions were to ultimately be held unenforceable by the PRC courts or other governmental authorities, such uncertainty could result in us facing a reduced ability or complete inability to receive the economic benefits of the business operations of the VIE and its subsidiaries. These restrictions and limitations could limit our ability to settle amounts owed under the VIE agreements and our subsidiaries’ ability to pay dividends.

The cash flows that have occurred between our Company, our subsidiaries and the VIE and its subsidiaries are summarized as the following.

The VIE, Burning Rock (Beijing) Biotechnology Co. Ltd., generates and retains cash generated from operating activities and re-invests it in the business activities conducted by the VIE and its subsidiaries. Unrelated to those services as stipulated under the Exclusive Business Operation Agreement, the agreement that allows the Company to receive economic benefits from the VIE, our WFOE, Beijing Burning Rock Biotech Limited, charges service fee to the VIE for certain operating expenses that it bears on behalf of the VIE for the business operations of the VIE and its subsidiaries. The service fee is determined at an amount subject to mutual negotiation and agreement between the WFOE and the VIE. Our WFOE charged service fees of RMB64.9 million, RMB72.7 million and RMB191.6 million (US$27.8 million) to the VIE and received RMB25.3 million, RMB88.7 million and RMB398.5 million (US$57.8 million) of service fees from the VIE in 2020, 2021 and 2022, respectively. We transferred RMB68.9 million, nil and RMB55.8 million (US$8.1 million) of financing proceeds to our WFOE, which was then transferred to the VIE as advance payments during the same periods. Additionally, we transferred nil, RMB315.0 million and RMB380.0 million (US$55.1 million) of financing proceeds to our WFOE and our Hong Kong subsidiary, which was then transferred to the VIE, in 2020, 2021 and 2022, respectively. As the VIE has been loss making, it has not settled any amount owed to the WFOE under the VIE Agreements.

We may transfer cash proceeds raised from future overseas financing activities through our holding company, to our WFOE through capital contributions and shareholder loans. Our WFOE is expected to then transfer funds to the VIE and its subsidiaries to meet their capital needs.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. The VIE, its subsidiaries or shareholders could breach their contractual arrangements with us in ways including failing to fulfill their contractual obligations or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE, its subsidiaries and its shareholders of their obligations under the contracts to exercise any control over the VIE. The VIE’s shareholders may have actual or potential conflicts of interest with us, and may not act in the best interests of our company. These shareholders may refuse to sign or breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE. If any dispute relating to these contracts arises, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and, therefore, will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

In addition, the Company and its investors may never directly hold equity interests in the businesses that are conducted by the VIE and its subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer holds 45.9% of the equity interests in the VIE as of March 31, 2023. Mr. Han also has 54.9% of the aggregate voting power of our issued and outstanding share capital as of March 31, 2023 due to the disparate voting powers associated with our dual-class share structure. Accordingly, the enforceability of the various contracts described above by our company against the VIE is substantially dependent upon Mr. Han. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE and its subsidiaries. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries. A significant part of our revenues is generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

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

•	We may be unable to develop and commercialize our early cancer detection products, MRD products or new cancer therapy selection products on a timely basis, or at all.

•	If we fail to keep up with industry and technology developments in a timely and cost-effective manner, we may be unable to compete effectively and our business and prospects could suffer.

•	If our products or services do not perform as expected, our operating results, reputation and business could suffer.

•	If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

•	If we cannot maintain or develop relationships with hospitals and physicians, our results of operations and prospects could be adversely affected.

•	We require substantial funding for our operations. If we cannot raise sufficient additional capital on acceptable terms, our business, financial condition and prospects may be adversely affected.

•

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations. In particular, the COVID-19 outbreak in China and worldwide has adversely affected, and may continue to affect, our business, results of operations and financial condition according to the current COVID-19 policy in the short period.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

•	Failure to manage our growth or execute our strategies effectively may adversely affect our business and prospects.

Risks Relating to Government Regulations

•

We are subject to extensive legal and regulatory requirements in China for our NGS-based products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.

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

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Hong Kong

•	There may be political risks associated with having business connection with Hong Kong.

Risks Relating to The ADSs

•	The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

•

If we fail to meet the applicable listing requirements, Nasdaq or the London Stock Exchange, as applicable, may delist our ADSs from trading on its respective exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

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

We commercially launched our first cancer therapy selection test in 2014 and started generating revenue in 2014. We launched our first MRD product, brPROPHET™, in March 2022. Our limited operating history may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty.

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

Although our revenue grew rapidly in recent years, we have historically incurred net losses. In 2020, 2021 and 2022, we incurred net loss of RMB407.2 million, RMB796.7 million, and RMB971.2 million (US$140.8 million) respectively. To date, we have financed our operations principally from revenue generated from operations, proceeds from our initial public offering and concurrent private placement and equity contributions from our shareholders.

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

Our cancer therapy selection products and services contributed substantially all of our revenue for 2020, 2021 and 2022. Although we are in the process of developing and commercializing MRD and early cancer detection products, our cancer therapy selection tests will continue to account for a significant portion of our revenue in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

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

We may be unable to develop and commercialize our early cancer detection products, MRD products or new cancer therapy selection products on a timely basis, or at all.

We are developing and commercializing early cancer detection products and MRD products and may develop and commercialize new cancer therapy selection products from time to time in the future. Developing early cancer detection, MRD and new cancer diagnostics products is a lengthy and complex process. New products may take time to commercialize, and their launch could be delayed or may not be successful.

Our product development process involves various risks, and we may not be able to develop and commercialize new early cancer detection products, MRD products or cancer therapy selection products on a timely basis, or at all. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons. For example:

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

Our success depends on the market confidence that we can provide reliable, high-quality products and services, including those for cancer therapy selection, MRD and early cancer detection, that will provide physicians with real-time clinically actionable diagnostic information. However, there is no assurance that our current and future products and services, including our early cancer detection tests currently under development, will consistently perform as expected, if at all. Our tests may fail to accurately detect gene variants or incompletely or incorrectly identify the significance of genomic alterations, or contain other errors or mistakes due to a variety of reasons (such as malfunction of our laboratory equipment and degraded liquid biopsy or tissue samples provided by our delivery service providers), which could either delay treatments or incur unnecessary medical expenses to people on whom the tests are performed. In addition, inaccurate results or misunderstandings of, or inappropriate reliance on, the diagnostic information our current and future tests provide could lead to, or be associated with, side effects or adverse events in patients who use our tests, including treatment-related death, and could lead to termination of our services or claims against us. Any such inaccurate diagnostic results, or perception thereof, could further subject us to claims or lawsuits brought by people taking our tests and their families. Any product defects or other failure of our existing products and products currently under development may result in adverse or negative publicity, lost revenue, rising insurance premium, and significant warranty and other expenses and could have a material adverse impact on our operation, business prospects, financial condition and results of operations.

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

Central laboratory collaboration. Currently, we primarily collaborate with hospitals and physicians under the central laboratory model, where the cancer patients’ treating physicians order our tests for the patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our laboratories for testing and then design treatment plans based on our test results. Since our inception, over 6,004 physicians from 802 hospitals across China had ordered our tests. To generate demand, we will need to continue to educate physicians at an increasing number of hospitals on the clinical utility, benefits and value of our tests through clinical trials, published papers, presentations at scientific conferences and one-on-one education by our in-house sales force. We may need to hire additional sales and marketing, research and development and other personnel to support this process. If the physicians currently using our tests services stop ordering our tests or order fewer tests from us for any reason, or if we fail to convince physicians at new hospitals to order our tests, we will likely be unable to generate demand for our tests in sufficient volume for us to achieve profitability.

In-hospital collaboration. We are also actively expanding our collaboration with hospitals under the in-hospital model. Under this model, we partner with hospitals to establish in-hospital laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of December 31, 2022, we had partnered with 77 hospitals under the in-hospital model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.

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

Clinical collaboration. We have obtained the NMPA approval for two of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. In addition, we have one early cancer detection product that has been granted Breakthrough Device Designation by the FDA and is currently under review for approval. The NMPA approval and FDA approval involve, among other things, successful completion of clinical trials for these products. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed.

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

We depend on third parties for different aspects of our business, such as supplying sequencers, reagents and other laboratory equipment and materials, and collecting and delivering samples for our tests. Selecting, managing and supervising these third-party suppliers and service providers requires significant resources and expertise. Poor performance by these third parties, including their failure to provide services or products according to applicable legal and regulatory requirements, the terms of our contracts or otherwise below standard, could significantly and negatively affect the quality of our cancer therapy selection tests and damage our reputation. For example, we rely on third-party delivery service providers to transport liquid biopsy and tissue samples to our laboratory. Disruptions in such delivery services, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or threats or for other reasons could adversely affect specimen integrity and our ability to process samples and conduct tests in a timely manner and to service our customers satisfactorily, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

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

Currently, we have wide academic collaborations with oncology key opinion leaders, who conducted clinical trials and research studies on early cancer detection and cancer targeted therapies and immunotherapies using our products. We believe our relationships with oncology key opinion leaders, as well as the resulting peer-to-peer interaction they generated, have been instrumental in raising the awareness of our technology platform, endorsing the high quality of our R&D and product development capabilities and driving adoption of our products. In addition, we collaborate with pharmaceutical companies who employ cancer therapy selection using our products and services to help develop new drugs for targeted therapies and immunotherapies on various types of cancers. We believe their rigorous standards for the consistency and accuracy of cancer therapy selection results provide validation and endorsement for our technology platform and our products.

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

Since our inception, we have experienced rapid growth, and we anticipate further growth in our business operations. Our growth could strain our organizational, administrative and operational infrastructure. As the sales volume of our products and services grows, we will face increased demands on our capacity and efficiency for sample intake, testing results analysis and other laboratory operations, quality control, customer service, and general workflow management processes.

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

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, a novel strain of coronavirus, or COVID-19, has become widespread in China and around the world. In March 2020, the World Health Organization declared the COVID-19 a pandemic, and the COVID-19, including its variants, has continued to spread across the globe. Since the beginning of 2020 and up to the date of this annual report, China and many other countries have taken various restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. In response to this pandemic, hospitals and physicians across China focused their efforts on treating COVID-19 patients and prioritized resources toward containing the virus, resulting in many diagnostic procedures and cancer therapy selection testing being deferred. In particular, cities such as Shanghai and Beijing, where we generate a significant portion of our revenue, also experienced quarantines, travel restrictions, and temporary closure of businesses and facilities as a result of COVID-related restrictions. Relevant governmental authorities in various regions in China further modified, relaxed or re-imposed COVID-related restrictions based on their assessment of the severity of resurgences of COVID-19. As a result, the demand for our products and services under both our central laboratory model and in-hospital model decreased and fluctuated accordingly from time to time, which adversely affected our business operations and financial performance in various periods from the beginning of 2020 to the date of this annual report. For example, while our business performance experienced robust recovery in the first quarter of 2022, our business volume was again significantly impacted by COVID-related restriction in the second quarter of 2022, primarily due to an out-sized COVID-19 impact in Shanghai. In the third and fourth quarters of 2022, our business growth resumed as the COVID-19 impact started to lessen and the Chinese government significantly loosened its zero-COVID policy in December 2022. In 2022, 27,353 patients took our tests, compared to 28,199 patients in 2021, while our reagent kit sales to partner hospitals increased year over year. Our revenues increased by 10.9% from RMB507.9 million in 2021 to RMB563.2 million (US$81.7 million) in 2022. Our gross profit increased by 4.4% from RMB364.1 million in 2021 to RMB380.0 million (US$55.1 million) in 2022.

While local governments across China have gradually lifted the restrictive measures under China’s Zero-COVID policy and China’s rollback of its strict anti-COVID-19 measures is expected to boost its domestic economic growth, it cannot be guaranteed that China will quickly and sustainably recover to previous levels of economic growth and demand for our products and services could correspondingly recover. In particular, as China rapidly adjusted its pandemic controls, the number of COVID-19 cases has escalated rapidly. Although it is difficult to trace the impact through China’s official statistics, the impact on China’s economy may be significant. Furthermore, higher case level in China or other regions could result in new variants of the disease, which could again result in higher case numbers and further stress nations’ vaccine and other mitigation strategies, which could again affect economies globally. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on many factors beyond our control, including the extent of future resurgences of the disease and its variants, vaccine distribution and other actions in response to the virus or to contain its impact, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected. To the extent the COVID-19 pandemic and the outbreak of other health epidemics adversely affect our business, results of operations, financial conditions and prospects, they may also have the effect of heightening many of the other risks described in this section.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

With the development of NGS and cancer genotyping, China’s NGS-based cancer therapy selection market has become increasingly competitive, and we expect this competition to intensify further in the future. Our principal competition comes from other NGS-based cancer therapy selection companies in China. As we gradually commercialize our MRD products and cancer early detection products, we also expect to face competition from players in the relevant fields. Some of our existing and potential future competitors may have longer operating histories, larger customer bases, more expansive brand recognition and deeper market penetration, substantially greater financial, technological and research and development resources and selling and marketing capabilities, and more favorable terms from suppliers. As a result, they may be able to respond more quickly to changes in customer requirements or preferences, develop faster, better and more expansive advancements for their technologies and tests, create and implement more successful strategies for the promotion and sale of their tests, adopt more aggressive pricing policies for their tests, secure supplies from vendors on more favorable terms or devote substantially more resources to infrastructure and system development. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of cancer therapy selection increases. In addition, if we expand into international markets in the future, we could face competition from NGS-based cancer therapy selection companies in these markets.

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

We believe that enhancing and maintaining awareness of our “Burning Rock” brand is critical to achieving widespread acceptance of our NGS-based products, gaining trust for our testing services and attracting new customers. Successful promotion of our brand depends largely on the quality of the products and services we offer and the effectiveness of our branding and marketing efforts. Currently, we rely primarily on our own sales and marketing team to promote our brand and our NGS-based products and testing services. We expect that our branding and marketing efforts will require us to incur significant expenses and devote substantial resources. We cannot guarantee that our sales and marketing efforts will be successful. Brand promotion activities may not lead to increased revenue in the near term, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth. In addition, our reputation may be undermined as a result of the negative publicity about our company or our industry in general. If NGS-based products or services provided by us or our competitors do not perform to customers’ expectations, it may result in lower confidence in cancer therapy selection in general, which may in turn impair our operating results and our reputation.

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

Currently, our central laboratory holds an NGS laboratory certificate issued by Guangdong Branch of the NCCL in May 2018. This certificate is valid for five years and its renewal is conditioned upon additional inspection on a regular and irregular basis. In May 2021, our central laboratory successfully renewed our clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL, which is valid for five years. If our central laboratory loses these certificates or fails to renew any certificate in a timely manner, or at all, whether as a result of revocation, suspension, limitation or any other external factors beyond our control, we would no longer be able to perform our tests, which could have an adverse effect on our business, financial condition and results of operations. In addition, in November 2022, we successfully renewed the certification that we voluntarily obtained from the CLIA to perform laboratory examinations and procedures on human specimens. In April 2022, we also successfully reviewed the accreditation that we voluntarily obtained from the CAP for our central laboratory. As a condition of the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and inspection every other year, in addition to being subject to additional random inspections. There is no assurance that we could maintain or successfully renew the CLIA certification and the CAP accreditation. Loss of, or failure to renew, our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.

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

We rely on patents, software copyrights, trademarks, trade secrets and other intellectual property rights protection and contractual restrictions to protect our products, services and technologies. We have registered a number of patents and trademarks in China and have applied for additional patent registrations in China, Hong Kong, the U.S., the European Union and Japan. However, such protection is limited and may not adequately protect our rights. For example, some of the trademark applications for the labels we use in our products have been rejected by the Trademark Office of National Intellectual Property Administration as they have been preemptively registered by an independent third party. In December 2019, we filed a request for invalidation against these preemptively registered trademarks. The relevant authority ruled in our favor and invalidated the preemptively registered trademarks in November and December 2020 and the independent third party did not appeal, making the results final. In 2021, we filed requests of review for two of our trademark applications that were previously rejected by the trademark office based on two preemptively registered trademarks or other reasons. For one of these trademark applications, we filed two supplemental trademarks, which were registered in January and February 2022, respectively. The other trademark was registered in January 2023.

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

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our products and services.

Cancer therapy selection and cancer early detection, especially cancer genotyping, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Government authorities could, for social or other purposes, limit or regulate the use of genomic information or prohibit testing for genomic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may cause patients to refuse to use, or physicians to be reluctant to order, cancer therapy selection and cancer early detection tests such as ours, even if permissible. These and other ethical, legal and social concerns may limit market acceptance and adoption of our tests or reduce the potential markets for our tests, any of which could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting obligations under the U.S. and U.K. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report by management on the effectiveness of the Company’s internal control over financial reporting in its annual report on Form 20-F. In addition, our independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2022, as included in this annual report. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm attested to the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2022.

If we fail to maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. We have incurred and will continue to incur additional costs and use additional management and other resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs in the U.S. or U.K. Additionally, ineffective internal control over financial reporting could subject us to regulatory investigations, and civil or criminal sanctions.

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment.

We adopted two share incentive plans in May 2020 and October 2021, which we refer to as the 2020 Plan and 2021 Plan, respectively, in this annual report, to grant share-based compensation awards to employees, directors, consultants and senior management to incentivize their performance and align their interests with ours. We adopted a share incentive plan in September 2022, which we refer to as the 2022 Plan in this annual report, to replace the 2021 Plan. Options that were issued under the 2021 Plan were accordingly cancelled and replaced by options issued under the 2022 Plan. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Plan and 2022 Plan are 4,512,276 ordinary shares and 11,775,525 ordinary shares, respectively. We have also separately issued share incentive awards to our directors, officers and employees outside of the 2020 Plan and 2022 Plan. As of March 31, 2023, we had 19,752,795 Class A ordinary shares underlying outstanding share options, restricted shares and restricted share units. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

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

Risks Relating to Government Regulations

We are subject to extensive legal and regulatory requirements in China for our NGS-based products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.

We are engaged in the purchase, manufacturing, sale and usage of certain imported laboratory equipment, NGS-based products and related software. The laws and regulations regulating NGS-based products are still in a preliminary stage of development in China. In accordance with current PRC laws and regulations, certain of these equipment, products and software are regulated as medical devices and are required to obtain and maintain various certificates, licenses and permits, including but not limited to medical device record-filing certificates, medical device manufacturing licenses, medical device registration certificates and medical device operation licenses.

Although we obtained China’s first medical device registration certificate for NGS-based cancer therapy selection, as of the date of this annual report, certain of these equipment, products and software have not obtained the required certificates, licenses or permits. In China, very few NGS-based products have obtained medical device registration certificates issued by the competent Chinese governmental authorities. It is uncertain whether we can obtain all medical device registration certificates for our NGS-based products and how long it will take to obtain such registration certificates.

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

We are subject to ongoing obligations and continued regulatory review. There could be a subsequent discovery of previously unknown problems with our NGS-based products and services. Any government investigation of alleged violations of law could require us to expend significant time and resources and could result in adverse government actions and negative publicity.

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

In addition, laws and regulations in China, including those regulating medical devices and supplies, are rapidly evolving. On February 9, 2021, the State Council promulgated the amended Regulations on Supervision and Administration of Medical Devices, which became effective on June 1, 2021. On August 26, 2021, the State Administration for Market Regulation promulgated the new Administrative Measures for the Registration and Record-filing of Medical Devices and the Administrative Measures for the Registration and Record-filing of IVD Reagents, both of which became effective on October 1, 2021. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Manufacture of Medical Devices and the new Measures for the Supervision and Administration of the Business Operation of Medical Devices which both became effective on May 1, 2022. Changes in these areas could impose more stringent requirements on us and increase our compliance and other operating costs, and we may not be able to achieve or sustain profitability. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our NGS-based products and services. Moreover, regulatory authorities may conduct periodic or unannounced inspections on pharmaceutical and medical device companies to check if these companies’ manufacturing, quality control and procurement, among others, are in compliance with relevant laws and regulations. If we are not able to maintain regulatory compliance or pass regulatory inspections, any regulatory approval that has been obtained may be revoked, and we may be required to recall our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

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

Through our products and services, we have access to our tested individuals’ personal data, including their age, gender, disease status and medical records. We use these personal data internally to expand our database and improve the clinical utility of our analytics and reporting system.

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

We believe that, although we do not have equity ownership of the VIE, our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of the VIE; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the registered shareholders all or any part of their equity interests in the VIE at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the VIE all or any part of its assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (v) appoint us, any person authorized by us (except the shareholders of the VIE), as exclusive agent and attorney to act on behalf of the shareholders of the VIE on all matters concerning the VIE and to exercise all their rights as a registered shareholder of the VIE in accordance with PRC laws and the articles of the VIE; and (vi) pledge as first-ranking charge all of the equity interests in the VIE to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of the VIE and its subsidiaries to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if they were subsidiaries of our Group.

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

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the VIE, which would have an adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, regulators in the U.S. or the U.K., may take enforcement actions against us, which may have an adverse effect on the trading of our Shares or even result in delisting our company.

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

On December 28, 2021, the CAC, and 12 other departments jointly promulgated the newly revised Measures for Cybersecurity Review with effect from February 15, 2022 (“Measures”), which provides that (i) a critical information infrastructure operator (“CIIO”) which intends to purchase network products and services shall prejudge the possible risks to national security that may arise after the products and services are put into use and where national security will or may be affected, the operator shall apply with the Cybersecurity Review Office for cybersecurity review, and (ii) a network platform operator (“NPO”) that possesses more than one million users’ personal information must apply for cybersecurity review before listing in a foreign country.

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) which expanded the scope of application of cybersecurity review, established the data classified and categorized protection system, and defined the relevant rules for cross-border security management of data. It provides that data processors carrying out the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that gather and possess a large number of data resources having bearing on the national security, economic development or public interests, which affects or may affect national security; (ii) listing in a foreign country of a data processor that processes the personal information of more than one million persons; (iii) listing in Hong Kong of a data processor, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

According to the above provisions, we will be subject to cybersecurity review if we are identified as a CIIO that procures network products or services which affect or may affect national security after being put into use or NPO that conducts data processing activities which affect or may affect national security, or we have more than one million users’ personal information and plans to be listed abroad.

We and our PRC legal counsel, Tian Yuan Law Firm, are of the view that, as of the date of this annual report, the possibility that we become identified as a CIIO or NPO and accordingly would be subject to the cybersecurity review pursuant to the relevant regulations and policies that have been issued by the CAC is relatively low, due to the following reasons:

(i).

we have not received any CIIO identification notice as of the date of this annual report, which is required to be issued in a timely manner by competent departments responsible for the security protection work of critical information infrastructures after they have organized the CIIO identification in the industry in accordance with the Regulations on the Security Protection of Critical Information Infrastructures;

(ii).

NPO is not defined in the Measures and even if a company has been identified as NPO, whether such a company needs to be subject to cybersecurity review depends on whether its data processing activities will “affect or may affect national security.” As of the date of this annual report, we have not experienced any major information security incident in relation to the theft, leakage, damage, illegal use or illegal export of data or personal information. In addition, all the user data collected by us in business operation are stored in mainland China;

(iii).	We process no more than one million users’ personal information; And

(iv).

However, according to article 16 of the Measures, the member unit of the cybersecurity review work mechanism (the “Cybersecurity Member Unit”) has the right to initiate review on network products and services and data processing activities that it deems as “affect or may affect national security” at its own discretion. If the Cybersecurity Member Unit decides to take a cybersecurity review on us and we fail such review, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under applicable laws. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Tian Yuan Law Firm, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. After consulting with our PRC legal counsel, Tian Yuan Law Firm, we believe that we are in compliance with regulations or policies that have been issued by the CAC as of the date of this annual report in all material aspects, on the following bases: (i) we have set up internal cybersecurity regulations, including data backup and recovery measures and disaster recovery measures; (ii) we have completed the Grade III information security protection filing as required by the relevant regulations and policies issued by relevant authorities; (iii) we inform our users and obtain their consent before collecting their personal information; (iv) we store relevant information in our own servers within the PRC; (v) we have not been investigated or received any request from any CAC authorities as of the date of this annual report; (vi) we have not been subject to any administrative penalties regarding cybersecurity or data security issues as of the date of this annual report; and (vii) we have not been a party to any litigation or arbitration regarding with cybersecurity or data security issues as of the date of this annual report. As advised by Tian Yuan Law Firm, our PRC counsel, as of the date of this annual report, we are not subject to any cybersecurity review under the cybersecurity laws and regulations.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five related guidelines, collectively, the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, initial public offering or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Furthermore, it is stipulated, among others, that an overseas offering and listing shall be prohibited under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the PRC domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation or property or undermining the order of the socialist market economy during the last three years; (iv) where the PRC domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has been made thereof; (v) where there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Trial Measures also provide that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing of PRC domestic companies: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located mainland China, or the senior management personal in charge of its business operation and management are mostly Chinses citizens or domiciled in mainland China. On February 17, 2023, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Listings by Domestic Enterprises. The CSRC clarified that on March 31, 2023, the effective date of the Overseas Listing Trial Measures, the PRC domestic companies that have been listed overseas by March 31, 2023 are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. As the requirements under Overseas Listing Trial Measures are new and evolving, there remains substantial uncertainties as to their interpretation and implementation and how they may impact our ability to raise or utilize fund and business operation. In particular, there are uncertainties as to the form and substance of regulatory requirements and we cannot assure you that, when required, we can complete the requisite filing with such form and content satisfactory to the relevant regulators in a timely manner. Any delays in completing the filing requirements may adversely affect our ability to complete our capital raising activities from the capital markets in the future.

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

In addition to trade disputes, political tensions between the United States and China have escalated in recent years due to, among other things, the COVID-19 outbreak, data security and privacy, emerging technologies, “dual-use” commercial technologies, applications that could be deployed for surveillance or military purposes, import/export of technology, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Throughout 2020, 2021 and 2022, the U.S. also imposed sanctions on additional Chinese entities for their alleged involvement in various matters, including human rights violations in Xinjiang Uyghur Autonomous Region, Communist Chinese military companies, and Hong Kong. In January 2021, following a previous executive order issued by former U.S. President Trump, the New York Stock Exchange further delisted three Chinese companies, after the U.S. Treasury designated them as Chinese “military companies.” Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The policies and measures directed at China and Chinese companies could also discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could hinder our ability to hire or retain qualified personnel and find suitable partners for our business. Furthermore, the adoption by the U.S. government of these policies and measures against Chinese companies could negatively affect certain investors’ sentiment towards our ADSs and their willingness to invest in or hold our ADSs, which may in turn have a negative impact on the trading price of our ADSs in both the U.S. and U.K. We cannot assure you that the current export controls or economic, trade or other sanctions regulations will not have a negative impact on our business operations, or that the related trend will not further deteriorate in the future. If any such deliberations or policies were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S. or the U.K. Furthermore, policies of the United States tend to be followed by certain other countries, and these countries may adopt similar policies regarding their relationships with China or against Chinese companies and restricting their operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and the VIE and its subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.

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

As of the date of this annual report, we leased properties for our offices and branch offices in China. Under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, none of the premises we lease have completed the registration of our leases with the local housing authorities. Failure to complete these registrations may expose us to potential monetary fines up to RMB10,000 for each unregistered lease agreement.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors or our management named in this annual report based on foreign laws, and the ability of U.S. authorities to bring actions in China may also be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and senior executive officers are nationals or residents in China. As a result, it may be difficult for you to effect service of process upon us or those persons in China. It may also be difficult for you to enforce in the U.S. courts or courts of many other jurisdictions judgments obtained in the U.S. courts or courts of many other jurisdictions based on the civil liability provisions of the U.S. federal securities laws or the comparable laws of many other jurisdictions against us and our directors and officers who reside and whose assets are located in China. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the U.S. courts or courts of many other jurisdictions against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state or comparable laws of many other jurisdictions.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. and many other jurisdictions that provide for the reciprocal recognition and enforcement of judgments from the U.S. and many other jurisdictions.. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S and many other jurisdictions. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities and the comparable authorities from many other jurisdictions may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to The ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts and English courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the U.S. Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission Identified Issuer for two consecutive years in the future. Although our ADSs have been listed on the Main Market of the London Stock Exchange and are fully fungible with our ADSs listed on the Nasdaq, we cannot assure your that an active trading market for our ADS on the London Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Risks Relating to Hong Kong

You may have difficulty enforcing judgments in Hong Kong.

BR Hong Kong Limited, one of our subsidiaries incorporate in Hong Kong, wholly owns Beijing Burning Rock Biotech Limited, our WFOE. You may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiary, including judgments relating to the federal securities laws of the United States. There is also doubt as to whether courts in Hong Kong will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States, or the securities laws of any state of the United States.

There may be political risks associated with having business connection with Hong Kong.

Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems.” As a result of this political structure, we enjoy certain benefits, including tax benefits when we hold our WFOE through BR Hong Kong Limited, one of our subsidiaries incorporate in Hong Kong. However, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. For example, if our Hong Kong subsidiary is deemed as a PRC company when the PRC government no longer treats Hong Kong as “offshore”, we may not be able to enjoy the double tax treaty reached between Hong Kong and mainland China and our Hong Kong company may be subject to the supervision of SAFE, which will lead uncertainty to cross-border capital flows. In particular, China could determine to treat any cash located in Hong Kong as subject to the same distribution rules as mainland China and our cash located in Hong Kong could therefore be subject to the same risks as that located in mainland China. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our business and ability to raise capital.

Risks Relating to The ADSs

The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on Nasdaq on June 12, 2020, the trading price of our ADSs has ranged from US$1.70 to US$39.75 per ADS. Likewise, since our ADSs were admitted to trading on the LSE on November 1, 2022, the trading price of our ADS has ranged from US$1.83 to US$3.80 per ADS. The trading price of our ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. and/or U.K. A number of Chinese companies have listed or are in the process of listing their securities on U.S. and/or U.K. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S. and/or U.K. in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade in the U.S. or U.K.

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

If we fail to meet the applicable listing requirements, Nasdaq or the London Stock Exchange may delist our ADSs from trading on its exchange in which case the liquidity and market price of our ADSs could decline and our ability to raise additional capital would be adversely affected.

Our ADSs are currently listed for trading on the Nasdaq Global Market and the Main Market of the London Stock Exchange. In certain circumstances, our ADSs may be delisted from either of these exchanges. Delisting could have a material and adverse effect on the liquidity of our ADSs and on investors’ ability to sell our ADSs at a satisfactory price.

Nasdaq Global Market

There are a number of requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from Nasdaq. We cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by Nasdaq, including delisting. Any potential delisting of our ADSs from the Nasdaq would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities. In particular, if the PCAOB cannot inspect our auditors as required by the HFCA Act, the SEC may prohibit the trading of our ADSs. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

London Stock Exchange

The United Kingdom Financial Conduct Authority (“FCA”) may cancel the listing of our ADSs on the standard listing segment of the Official List of the FCA if satisfied that there are special circumstances precluding normal and regular dealings in our ADSs. The listing of our ADSs on the Official List may also be cancelled at our request, provided we give at least 20 business days’ notice of the proposed cancellation of the listing. Because the ADSs are listed on the standard listing segment of the Official List, we would not be required to seek shareholder approval before seeking the cancellation of the listing of the ADSs on the Official List.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs in the U.S. and U.K. will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs in the U.S. and U.K. to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs in the U.S. or U.K. and could impair our ability to raise capital through equity offerings in the future. As of March 31, 2023, we had 102,675,392 ordinary shares issued and outstanding, comprising (i) 85,350,544 Class A ordinary shares (excluding (i) 441,456 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock), and (ii) 17,324,848 Class B ordinary shares. Among these shares, 55,919,725 Class A ordinary shares are in the form ADSs (including the 3,023,138 Class A Ordinary Shares treated as treasury stock), which are freely transferable without restriction or additional registration under Securities Act. The remaining outstanding ordinary shares may also be sold in public market, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, if any. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs in the U.S. or U.K. could decline.

If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could adversely affect the trading price of the ADSs in the U.S. or U.K. and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan or pursuant to any award agreements would dilute the percentage ownership held by ADS holders.

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

As of March 31, 2023, our directors and officers collectively own an aggregate of 61.7% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

Our directors, offices, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs in the U.S. or U.K. These actions may be taken even if they are opposed by shareholders, including ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs in the U.S. or U.K. due to investors’ perception that conflicts of interest may exist or arise.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs or Class A ordinary shares.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares and ADSs, the value and nature of our assets, and the sources and nature of our income we do not believe we were a PFIC for our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the decline in the price of our stock in early 2022 has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, some of which may be beyond our control, such as the trading price of our shares and the valuation of our assets, including goodwill and other intangible assets. Additionally, the composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds the ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have an adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs in the U.S. or U.K. may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts and English courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the U.K or in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. or the U.K. The U.K and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. or the courts of England and Wales.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements and the UK Corporate Governance Code published by the Financial Reporting Council in July 2018; these practices may afford less protection to shareholders than they otherwise would under rules and regulations applicable to U.S. or U.K. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S or U.K.

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

As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, if voting is by poll, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions, if such instructions are timely received by the depositary. If voting is by show of hands, the depositary will vote all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel your ADSs, withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to cancel our ADSs and withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

You may not receive dividends or other distributions on our shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary has agreed to pay you any cash dividends or other distributions it or the custodian receives on shares or other deposited securities underlying your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs in the U.S. or U.K.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

Shareholders do not have pre-emptive rights and we may, without shareholder consent, issue additional ordinary shares, ADSs, warrants, rights, units and debt securities for general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions and repayment or refinancing of borrowings. We also issue ordinary shares to our executive officers, employees and independent directors as part of their compensation. This may have the effect of diluting the interests of your holding. Additionally, to the extent that pre-emptive rights are granted, shareholders in certain jurisdictions may experience difficulties or may be unable to exercise their pre-emptive rights. For example, we cannot make such rights available to holders in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

The different characteristics of the capital markets in the U.K and the U.S. may negatively affect the trading prices of our ordinary shares and ADSs.

We are subject to the London Stock Exchange and Nasdaq listing and regulatory requirements concurrently. The London Stock Exchange and the Nasdaq Global Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the ADSs trade on the London Stock Exchange, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our ADSs traded on the London Stock Exchange notwithstanding that such event may not impact the trading prices of securities listed in London generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and U.K. capital markets, the historical market prices of our ADSs in the Nasdaq Global Market may not be indicative of the trading performance of the ADSs in the London Stock Exchange, and vice versa.

Having our ADSs trade on more than one market may result in increased volatility and price variations between such markets.

Our ADSs are currently traded on the Nasdaq Global Market and the Main Market of the London Stock Exchange. The ADSs listed on the London Stock Exchange are fully fungible with the ADSs listed on the Nasdaq Global Market and vice versa. Custodial and depositary links have been established between Euroclear, Clearstream and DTC to facilitate the cross-market transfers of the ADSs associated with secondary market trading. Subject to compliance with U.S. securities law, U.K. securities law and the terms of the deposit agreement, holder of ADSs may settle their trades through Euroclear, Clearstream or DTC.

Trading in the ADSs on these markets could be made at different times due to different time zones, trading days and public holidays in the U.K. and the U.S. The trading prices of the ADSs on these two markets may differ due to this and other factors. Trading of a small number of ADSs on one market could adversely impact the price of the ADSs on that market significantly and could, in turn, impact the price on the other market. Any decrease in the trading price of the ADSs on one of these markets could cause a decrease in the trading price of the ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary, and there is no certainty of when ADSs that are moved will be available for trading or settlement.

The time required for cross-market transfers and settlement may be longer than expected and investors may not be able to settle or effect any sale of their securities during this period.

The time differences between London and New York, differences as to public holiday, and unforeseen market circumstances or other factors may delay the cross-market transfers and settlement of ADSs. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any such cross-market transfers and settlement will be completed in accordance with the timelines investors may anticipate.

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

As of March 31, 2023, our founder, chairman of the board of directors and chief executive officer, Mr. Yusheng Han, beneficially owns all of our issued Class B ordinary shares. The Class B ordinary shares constitute 16.4% of our total issued and outstanding share capital and 54.9% of the aggregate voting power of our issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs in the U.S. or the U.K. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for and the trading price of the ADSs in the U.S. or the U.K.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs in either the U.S. or the U.K. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the U.S. or the U.K. or elsewhere outside of China upon these individuals, or to bring an action against us or against these individuals in the U.S. or the U.K. or elsewhere outside of China in the event that you believe your rights have been infringed under the U.S. federal securities laws or any securities laws in the U.K. or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and € was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. China does not have treaties providing for the reciprocal recognition and enforcement of court judgments with many countries, including the U.S., U.K. and most other Western countries. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S., the U.K. or the Cayman Islands. These limitations may deprive investors of effective legal recourse for claims related to investment in the ADSs.

In terms of actions brought by securities regulatory authorities of the U.K. or other countries, there are also significant legal obstacles to obtaining requisite information. In particular, pursuant to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts and English courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We conduct our NGS-based products and services business primarily through the wholly-owned subsidiaries of the VIE, Guangzhou Burning Rock Dx Co., Ltd. and Guangzhou Burning Rock Medical Equipment Co., Ltd., which were established in March 2014 and January 2015, respectively.

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

On June 21, 2022, we announced a share repurchase plan, under which we may repurchase our Class A ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during a 12-month period. As of the date of this annual report, the share repurchase program was completed in full and we repurchased a total of 3,023,138 Class A ordinary shares in the form of ADSs. The repurchased shares have been retained as treasury shares.

On November 1, 2022, our ADSs were admitted to the standard listing segment of the Official List of the Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange plc under the ticker “BNR.”

On November 7, 2022, we filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of our ADSs through an at-the-market equity offering program. The ADSs will be offered through or to Cowen and Company, LLC as the sales agent pursuant to a sales agreement dated November 7, 2022 between us and Cowen.

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

We offer a broad spectrum of NGS-based products. Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We primarily offer 15 NGS-based cancer therapy selection and prognosis prediction tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoCompass™ IO, OncoScreen™ IO and OncoCompass™ Target, perform on par with those of our global peers. We launched our MRD product, brPROPHET™, in March 2022, which has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. In January 2023, our early detection product, OverC™ Multi-Cancer Detection Blood Test, or OverC™, was granted Breakthrough Device Designation by the FDA, which is the third of its kind globally. This product is intended for early detection of multiple cancer types, including esophageal, liver, lung, ovarian, and pancreatic cancer, in adults of either sex, aged 50 to 75 years old, at average risk for cancers. We are the clear leader in the lung cancer segment of China’s NGS-based cancer therapy selection market. We believe we offer the best NGS-based products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Bayer (ETR: BAYN), Johnson & Johnson (NYSE: JNJ), CStone (HKEX: 2616), BeiGene (HKEX: 6160), Abbisko Therapeutics (HKEX: 2256), IMPACT Therapeutics and Merck KGaA (ETR: MRK), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in over 200 peer-reviewed articles, and the results of research studies using our products have been published in numerous peer-reviewed articles.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

•

Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests while building relationships with over 6,004 physicians from 802 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. We are the leader in the central laboratory segment of China’s NGS-based cancer therapy selection market. Revenue from our central laboratory model has accounted for a substantial majority of our revenue, and we expect it to continue to grow.

•

In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. As of December 31, 2022, we have partnered with 77 hospitals in 37 cities across China. We have invested and expect to continue investing substantially in our in-hospital model, as we expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market. While revenue from our in-hospital model was smaller than that generated from our central laboratory business in 2022, revenue from our in-hospital model has grown rapidly and substantially since we entered into this model.

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

We are one of the fastest-growing companies in China’s NGS-based cancer therapy selection market. Our revenue increased by 18.1% from RMB429.9 million in 2020 to RMB507.9 million in 2021 and further increased by 10.9% to RMB563.2 million (US$81.7 million) in 2022. Our gross profit increased by 16.0% from RMB313.9 million in 2020 to RMB364.1 million in 2021 and further increased by 4.4% to RMB380.0 million (US$55.1 million) in 2022. Our gross profit margin was 73.0%, 71.7% and 67.5% in 2020, 2021, and 2022 respectively.

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

HS Library Preparation Technology—Enhancing Capture Efficiency for Low-Quality FFPE Samples

The low quality FFPE samples available in China often fail to meet the minimum quality and quantity thresholds required for standard NGS-based cancer therapy selection. Our proprietary High Sensitivity, or HS, library preparation technology improves the capture efficiency of low-quality FFPE samples and enables us to maximize the capture of unique DNA molecules, which are used to make up the sequencing library. This technology improves by approximately 80% the library conversion and library complexity—a measure of the number of unique DNA molecules present in a DNA library—of DNA libraries derived from FFPE samples, enabling us to work with low-quality FFPE samples. When applied to liquid biopsy ctDNA samples, our HS library preparation technology shows similar improvements in library complexity, enabling us to work with liquid biopsy ctDNA samples as small as 10-nanograms. Building upon our HS library preparation technology, we have further developed our capture-based personalized MRD assay, brPROPHET™.

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

MRD Detection Technologies

Building upon our HS technology and bioinformatics modules, we have developed and launched our whole exome sequencing-based, or WES-based, personalized MRD-detection platform, brPROPHET™, to be applied on early-stage solid tumor patients for prognosis prediction. We are collaborating with investigators and pharmaceutical partners to establish the utility of brPROPHET™ in MRD-guided treatment strategy in the neo-adjuvant and adjuvant settings. We are also developing automated solutions to enable in-hospital testing using brPROPHET™.

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

We have built on our technology platform to develop proprietary technologies for early cancer detection using analysis of change in DNA methylation, a promising biomarker associated with the initiation of certain cancers. BrELSA™ is our proprietary targeted DNA-methylation-based library preparation technology for early cancer detection. It significantly increases the conversion rate, and maximizes the preservation, of sequenceable DNA fragments; it also ensures that the methylation sites of pathogenic significance are captured. These capabilities allow us to prepare sequenceable libraries using liquid biopsy samples as small as 5 to 10 milligrams. We also use targeted DNA methylation reinforced malignancy non-invasive detection, or brMERMAID™, our proprietary bioinformatics and statistical algorithm for the early detection of multiple types of cancers. We train brMERMAID™ with real world clinical samples and its machine learning capability enables continuous performance improvements as it incorporates data from additional clinical samples. The combination of brELSA™ and brMERMAID™ enables highly sensitive, accurate and robust early cancer detection results that are on par with global leaders.

At the American Association of Cancer Research (AACR) Annual Meeting 2019, we presented a poster that demonstrated the data of early detection of lung cancer using our methylation profiling method combining brELSA™ and brMERMAID™. In the Special Conference on Advances in Liquid Biopsies hosted by AACR in 2020, we presented our data regarding early detection of lung, colorectal and liver cancers with brELSA™ and brMERMAID™ in a poster titled “Multiplatform analysis of early-stage cancer signatures in blood.” At the AACR Virtual Annual Meeting II, we presented our new data regarding early detection of ovarian cancer in a poster titled “Methylation profiling of circulating tumor DNA for the detection of ovarian cancer.” At the European Society for Medical Oncology (ESMO) Asia Virtual Congress 2020, we presented our new data regarding early detection of lung, colorectal, liver, ovarian, pancreatic, and esophageal cancers in a presentation titled “Early detection and localization of multiple cancers using a blood-based methylation assay (ELSA-seq).” At the AACR Annual Meeting 2022, we presented a poster titled “Analytical performance of ELSA-seq, a blood-based test for early detection of multiple cancers,” in which we evaluated the analytical performance of a refined test version of ELSA-seq and demonstrated the high sensitivity of the detection data.

The diagram below illustrates our early cancer detection workflow incorporating brELSA™ and brMERMAID™:

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

The graphs below show that our brELSA™ technology enables higher recovery of circulating DNA in library preparation and sequencing as compared to two commercially available kits. The high recovery rate and deep sequencing of targeted methylated region facilitates the ultra-high detection sensitivity, with the limit of detection as low as 0.001%:

(1)

The graph shows the unique read depth (Y-axis) observed with different quantities of DNA input (X-axis) of E.coli (DH5a)—a type of bacteria used in labs worldwide as a host for DNA sequences, using brELSA™ and two commercially available kits when sequenced to ~ 2,000X median depth. It shows that brELSA™’s unique read depth is consistently higher than the other two kits, which in turn enables higher recovery of circulating DNA in library preparation and sequencing.

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

We have upgraded our 3-cancer early cancer detection test that detects lung, intestinal and liver cancers to a 6-cancer test, which is our OverC™, that detects lung, colorectal, liver, ovarian, pancreatic and esophageal cancers. We plan to ultimately upgrade this test to a pan-cancer test, with improved accuracy in determining the origin of tissue compared to the 3-cancer test and OverC™.We have successfully signed contracts with a small number of pilot hospitals in China for the commercialization of our OverC™, and expect to focus on customer education and contracting more hospitals. We are developing and validating cancer early detection products for coverage of more cancer types. The table below sets forth the sensitivity of our 6-cancer test for the detection of stage I-IV lung, colorectal, liver, ovarian, pancreatic and esophageal cancers at 98.3% specificity:

We have started the development and analytical validation for our pan-cancer test, including to initiate two prospective, multi-center studies, the PREDICT study and the PRESCIENT study to further develop and validate our pan-cancer early detection test.

The PRESCIENT study, which was launched in May 2021, was the first blood-based, pan-cancer early-detection study in China using a multi-omics approach.

In June 2022, we launched PREVENT (a Prospective multi-canceR Early-detection and interVENTional) study, China’s first prospective interventional study to evaluate the performance of OverC™ in the asymptomatic population. The study is expected to enroll 12,500 asymptomatic individuals, to evaluate the performance of OverC™ in detecting six types of cancers, including lung, liver, colorectal, esophageal, pancreatic and ovarian cancers.

Our Products

We primarily offer various NGS-based tissue and liquid biopsy cancer therapy selection and prognosis prediction tests, catering to different clinical and affordability needs of the different cancer patient segments.

Key Therapy Selection Tests

The table below sets forth the 13 key therapy selection tests we currently offer:

OncoCompassTM IO/OncoScreenTM IO

In 2015, we launched our pan-cancer test OncoScreen, which we upgraded to OncoScreen™ IO, our pan-cancer test for tissue samples, and OncoCompass™ IO, the corresponding test for liquid biopsy samples, in 2017. OncoScreen™ IO and OncoCompass™ IO reflect the latest developments in targeted therapy and immunotherapy. These tests profile 520 genes associated with most solid tumors, such as lung cancer, colorectal cancer, breast cancer, ovarian cancer, bladder cancer and prostate cancer, for which a targeted therapy has been approved by the FDA or NMPA or is in current clinical development. In addition to detecting the genomic alternations of the targeted genes, OncoScreen™ IO and OncoCompass™ IO also detect important immune-oncology biomarkers including TMB and MSI, as well as rare but clinically actionable biomarkers, such as NTRK fusions, which provide important insights for therapy selection.

The table below sets forth the key specifications of OncoScreen™ IO and OncoCompass™ IO:

Product and Operational Specifications	OncoScreen™ IO/ OncoCompass™ IO
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time(1)	10 days

(1)	For the year ended December 31, 2022.

The design and performance of OncoScreen™ IO and OncoCompass™ IO has been endorsed by their adoption in over 20 clinical trials and studies. For example, OncoScreen™ IO was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. Janssen, a subsidiary of Johnson & Johnson, selected our OncoScreen™ IO and OncoCompass™ IO in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors. OncoScreen™ IO also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. OncoScreen, OncoScreen™ IO and OncoCompass™ IO were also used in research studies that resulted in publications in high-impact journals, including Clinical Cancer Research and Cancer Cell.

OncoCompassTM Target

In 2015, we launched OncoCompass™ Target, our ctDNA liquid biopsy-based test for NSCLC, which we upgraded to a pan-cancer test for all solid tumors. This test analyzes 168 genes that are related to the development of NSCLC and solid tumors, including all genes that have a targeted therapy that is FDA- or NMPA-approved or NCCN-recommended. It provides information with optimal clinical value for cancer patients, especially advanced-stage cancer patients who do not have accessible tissue, for various solid tumors across treatment stages, from baseline profiling, dynamic monitoring to MRD detection. The table below sets forth the key specifications of OncoCompass™ Target:

Product and Operational Specifications	OncoCompass™ Target
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days(1)	> 95%

(1)	For the year ended December 31, 2022.

Our OncoCompass™ Target demonstrates consistently high sensitivity in liquid biopsies for biomarkers that are difficult to detect using conventional methods. For example, our OncoCompass™ Target can detect actionable mutations among treatment-naive stage IV NSCLC patients with sensitivity of 96% and specificity greater than 99%. In a separate study, OncoCompass™ Target detected ALK fusion with a sensitivity of 79%. From a real-world cohort of 1016 patients with paired tissue and plasma samples tested simultaneously, OncoCompass™ Target could detect at least one actionable mutation among 74% patients from tissues samples, 61% from plasma samples, or 76% from either.

The performance of OncoCompass™ Target has been validated in clinical trials and research studies led by international and domestic pharmaceutical companies and leading oncology key opinion leaders, including:

•

A 2017 study that was published in the Journal of Thoracic Oncology titled “Capture-based targeted ultradeep sequencing in paired tissue and plasma samples demonstrates differential subclonal ctDNA-releasing capability in advanced lung cancer,” in which OncoCompass™ Target presented high concordance between the paired tissue and plasma samples, illustrating its high clinical feasibility and utility. In this study, the specificity of OncoCompass™ Target for all targeted genomic alterations was higher than 99%, and the sensitivity of OncoCompass™ Target was 87.2% for all targeted genomic alterations and 96.2% for the known actionable driver mutations among the 7 NCCN-recommended genes.

•

Our OncoCompass™ Target was applied in the exploratory biomarker sub-study within the BENEFIT study, which was an innovatively designed prospective study where patients were tested for EGFR mutations based solely on liquid biopsy and recruited to test the efficacy of Gefitinib among EGFR-mutant patients. The BENEFIT study was published in the Lancet Respiratory Medicine titled “Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial”. In this study, concurrent mutations identified by OncoCompass™ Target were able to further stratify EGFR-mutant patients into groups with differential response to Gefetinib.

•	Our OncoCompass™ Target was selected by AstraZeneca as the only NGS-based product for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study.

•	Our OncoCompass™ Target was selected in our companion diagnostics (“CDx”) collaboration with Merck for the MET inhibitor tepotinib for the China market.

OncoCompass™ Target has also been used in a number of high impact research studies, with results published in over 50 peer-reviewed articles in academic journals, including Journal of Thoracic Cancer, Annals of Oncology and Lancet Respiratory Medicine. For example, our OncoCompass™ Target was used in the following research studies: (1) a research study that resulted in the 2018 January Annals of Oncology article titled “Unique genetic profiles from cerebrospinal fluid cell-free DNA in leptomeningeal metastases of EGFR-mutant non-small-cell lung cancer: a new medium of liquid biopsy,” which we jointly published with Professor Yi-Long Wu; (2) a research study that resulted in the 2018 July Journal of Thoracic Onology article titled “First-in-human Phase I study of AC0010, a mutant-selective EGFR inhibitor in non-small cell lung cancer: safety, efficacy and potential mechanism of resistance,” which we jointly published with Professor Li Zhang; (3) a research study that resulted in the 2020 February Journal of Thoracic Cancer article titled “Detection of non-reciprocal/reciprocal ALK translocation as poor predictive marker in first-line crizotinib-treated ALK-rearranged non-small cell lung cancer patients,” which we jointly published with Professor Nong Yang; (4) a research study that resulted in the 2019 December Translational Lung Cancer Research article titled “Parallel serial assessment of somatic mutation and methylation profile from circulating tumor DNA predicts treatment response and impending disease progression in osimertinib-treated lung adenocarcinoma patients,” which we jointly published with Professor Yuan Chen; and (5) a research study that resulted in the 2020 April Translational Lung Cancer Research article titled “Circulating tumor DNA clearance predicts prognosis across treatment regimen in a large real-world longitudinally monitored advanced non-small cell lung cancer cohort”, which we jointly published with Professor Shun Lu.

These published studies provide further evidence of OncoCompass™ Target’s accurate and consistent test performance.

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

Key Prognosis Prediction Tests

brPROPHET™

brPROPHET™, which we have launched in March 2022, is our self-developed MRD product based on personalized approach. It has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients.

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

In December 2021, we launched OncoMaster™, an automatic NGS data analysis and report interpretation machine, which can complement our in-hospital model through providing simple, efficient and accurate data analysis solutions.

Certifications and Regulatory Approvals

We are committed to developing and maintaining high quality standards for our laboratory and products. As part of this effort, we voluntarily sought and obtained certifications from the relevant U.S. certifying authorities. We have also obtained Conformite Europeenne (“CE”) marking for certain of our products, including OncoScreen™ IO, OncoCompass™ Target and OncoScreen™ Focus, enabling us to sell these products within the European Union and certain other jurisdictions recognizing CE marking. We have also obtained the NCCL certification for our central laboratory and the NMPA approval for two NGS-based reagent kits. We are the first company in China that has an NGS laboratory that has been certified by the CLIA and the NCCL and accredited by the CAP. We are also the first company in China with NMPA-approved NGS-based reagent kits. We have two NMPA-approved NGS-based reagent kits as of the date of this annual report. In particular, in March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative NGS-based diagnostic product to the China market. We believe these certifications and regulatory approvals demonstrate the efficiency, accuracy and consistency of our testing services.

The U.S.

We aspire to become a world-class cancer diagnostics company, and we believe an integral step to achieving this goal is for our laboratory to comply with world-class certification requirements. Accordingly, we voluntarily applied for and obtained the following certifications and accreditations:

FDA application. In January 2023, our OverC™ was granted Breakthrough Device Designation by the FDA, which is the third of its kind globally. Under the FDA’s Breakthrough Devices Program, the Breakthrough Device Designation is granted to certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions such as cancer. This program is designed to provide patients and healthcare providers with timely access to medical devices granted the designation by speeding up their development, assessment, and review. This designation demonstrated our industry-leading R&D capabilities in developing cancer early detection products.

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

CAP accreditation. The CAP accredits laboratories performing testing on specimens from human beings or animals, using methodologies and clinical application within the expertise of the program. In the U.S., the CMS has deemed CAP standards to be equal to or more stringent than CLIA regulations. Our central laboratory was accredited by the CAP and we successfully renewed this accreditation in April 2022.

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

NMPA approval. We are a pioneer in our industry in seeking and obtaining the NMPA approval. In September 2016, our OncoScreen™ Focus was the first innovative medical device in the oncology application field that was approved to enter the “Innovative Device Pathway,” a fast-track review for innovative medical device, similar to the FDA’s “Breakthrough Device Program.” In July 2018, our OncoScreen™ Focus was approved by the NMPA and became the NMPA’s first approved NGS-based reagent kit. In March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative NGS-based diagnostic product to the China market. We plan to seek approval for more reagent kits with the NMPA.

Other Jurisdictions

We have also obtained CE marking for four of our products, including OncoScreen™ IO, OncoCompass™ Target, OncoScreen™ Focus and OverC™. CE marking is mandatory for certain products intended for sale within the European Union and certain other jurisdictions recognizing CE marking. It demonstrates these products’ conformity with European health, safety, and environmental protection standards.

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

The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Qiang Gao and Jia Fan, oncologists residing in Zhongshan Hospital, Fudan University	Annals of Oncology	Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies	Our OverC™ was validated in the THUNDER study, a large-scale prospective six-cancer case-control study

Juan Zhou and Minwei Bao, oncologists residing in the Shanghai Pulmonary Hospital & Thoracic Cancer Institute, Tongji University School of Medicine	BMC Medicine	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer	Our products: Our OncoCompass™ IO was applied to discover a novel liquid-based predictive biomarker for immunotherapy.

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine	Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line Gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial	Our OncoCompass™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products

Qing Zhou, deputy head of the Lung Research Institute of Guangdong Provincial People’s Hospital, secretary of CTONG	EBioMedicine	Analysis of resistance mechanisms to Abivertinib, a third-generation EGFR tyrosine kinase inhibitor, in patients with EGFR T790M- positive non-small cell lung cancer from a phase I trial	Our OncoScreen was selected in the biomarker study

Ying Yuan, deputy head of department of medicine of the Second Affiliated Hospital of Zhejiang University School of Medicine, member and secretary of the Committee of Colorectal Cancer of China Anti-Cancer Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next-generation sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Naixin Liang, oncologist residing in Peking Union Medical College Hospital, Peking Union Medical College and Chinese Academy of Medical Sciences	Nature Biomedical Engineering	Ultrasensitive detection of circulating tumour DNA via deep methylation sequencing aided by machine learning	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer

Collaborations with Pharmaceutical Companies

We collaborate with leading international and domestic pharmaceutical companies on clinical trials and research studies, primarily by providing central laboratory services and companion diagnostics development services. Our NGS-based cancer therapy selection tests are also regularly used by leading pharmaceutical companies, such as AstraZeneca, Bayer, Johnson & Johnson, CStone, Abbisko Therapeutics and Merck, in their clinical studies and clinical trials or as CDx development for their respective drug candidates. These services enable pharmaceutical companies to identify molecularly defined patient populations enrolled in specific clinical trials or to better understand how targeted oncology therapy and immunotherapy drug candidates are working on patients, which in turn guides their drug development process. In order to form collaborations with pharmaceutical companies, we must go through their rigorous quality assurance audits and technical validations to demonstrate that the design, specification and performance of our tests as well as our testing workflow meet their quality and technical requirements.

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

Since our inception, over 6,004 physicians from 802 hospitals across China have ordered our cancer therapy selection tests under our central laboratory model. The table below sets forth the key operating data for our central laboratory model for the periods presented:

	Year ended December 31,
	2019	2020	2021	2022
Number of patients tested(1)	23,075	25,262	28,199	27,353
Number of ordering physicians(2)	1,632	1,318	1,105	949
Number of ordering hospitals(3)	335	312	339	272

(1)	A patient who took multiple tests in different quarters of a given period is counted only once.
(2)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(3)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Number of patients tested	7,716	8,155	7,808	8,235	7,743	8,060	7,989	6,419
Number of ordering physicians(1)	1,082	1,013	920	917	994	767	897	797
Number of ordering hospitals(2)	303	300	287	306	318	264	257	238

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

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

As of December 31, 2022, we have partnered with 77 hospitals in 37 cities across China, to establish in-hospital laboratories. The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
Pipeline partner hospitals(1)	14	21	23	23	28
Contracted partner hospitals(2)	12	19	29	41	49

Total number of partner hospitals	26	40	52	64	77

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. It generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

Operations

We primarily perform cancer therapy selection using both tissue and liquid biopsy tests under the central laboratory model in our NCCL- and CLIA-certified, CAP-accredited central laboratory in Guangzhou. Our central laboratory currently has an annual capacity of over 100,000 tests, which is expected to increase to 200,000 tests by the end of 2023 through the adoption of automation systems and laboratory expansions. We achieve a median turnaround time of six days for both of our liquid biopsy and tissue-based tests. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.

We have applied good clinical practices, or GCP, to the operations of our central laboratory. Our GCP system consists of a quality control, or QC, system, a quality assurance, or QA, system and a corrective and preventive action, or CAPA, management system. We have incorporated these comprehensive quality control measures in all stages of our testing process to ensure the high-quality, consistency, and timeliness of our testing results. We have also participated in various proficiency tests and external quality assessments for the testing services we offer, including, among others, ctDNA testing, NGS solid tumor testing, and BRCA testing and interpretation. Our industry-leading technological capabilities and QC system have resulted in our operational excellence. For example, the testing success rate of our OncoCompass™ Target is more than 99% (represents the proportion of clinical samples tested by OncoCompass™ Target that passed our quality control standards—including cfDNA extraction amount, pre-library quality, library quality and sequencing data quality—and therefore test reports were successfully generated), which we believe is on par with world-class genomic testing companies.

We have GMP-standard manufacturing facilities in Guangzhou for the manufacturing of our reagent kits, with an aggregate annual production capacity of 400,000 kits. We plan to substantially increase our production capacity to meet rising market demand by installing automated workstations in our manufacturing facilities. We have adopted various QC measures to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. Our manufacturing facilities successfully obtained ISO13485 certification, which was last renewed in October 2021. This certification is valid for three years. This ISO standard demonstrates that we have a comprehensive quality management system for the design and manufacture of medical devices.

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

Development and validation of MRD detection products. Building upon brPROPHET™, we are continuously conducting analytical and clinical validation studies on our UMI-based liquid biopsy products for their sensitivity and utility for MRD detection, which could demonstrate clinical benefits for early-stage patients by predicting their risk of recurrence after treatment.

Development of early cancer detection technologies and products. Building upon brELSA™, our targeted DNA methylation-based library preparation method, and brMERMAID™, our machine learning algorithm, we will keep improving the biochemistry behind our technologies to enhance background noise suppression, allowing for more accurate qualification and enabling our tests to be compatible with more sequencers, as well as improving our early detection prediction models for cancer detection sensitivity, specificity and tissue origin determination accuracy.

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

Research and technology development on additional clinically actionable biomarkers. We are also conducting research and development on additional clinically actionable biomarkers. For example, we are developing a technology to sequence RNA samples to detect clinically significant RNA alterations, which is expected to be a useful supplement to DNA sequencing. Leveraging our industry-leading NGS-based cancer therapy selection products, we are further collaborating with pharmaceutical companies to accommodate their exploratory research for clinically actionable biomarkers and development needs for CDx.

In 2020, 2021 and 2022, our research and development expenses was RMB263.9 million, RMB367.9 million and RMB421.9 million (US$61.2 million), respectively.

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

Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of December 31, 2022, we held 26 patents in China, which will expire between 2025 and 2041. We held two patents in Hong Kong, which will expire in 2038. We held one patent in Japan, which will expire in 2038. As of the same date, we had 25 pending patent applications in China, twelve pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in European Patent Office, two pending patent applications in Japan, two pending patent application in Canada, two pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and fourteen international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI (MicroSatellite Instability) calling algorithms in the U.S., European Patent Office and Japan, two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, four are for OverC™, our multi-cancer detection blood test for early cancer testing, and another one is for brPROPHET™, our MRD (Minimal Resideal Disease) algorithms.

The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date

A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2036

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore and pan-cancer tests	China, Hong Kong	2038

A automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2035

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	China, Hong Kong	2038

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	China, Japan	2037, 2038

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected expiration date

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	PCT (currently under review by patent offices in Japan, the U.S., Canada, Brazil, Australia and the European Patent Office)	2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2038

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT (currently under review by the patent office in China, Hong Kong, the U.S., Japan, Canada, Brazil, Australia, Singapore and the European Patent Office)	2039

A detection method for variant nucleic acid (brPROPHET™)	Our MRD detection assay and bioinformatics algorithms	China, PCT (to be entered into national phases by 2024)	2041

Methylation sequencing method and device (OverC™)	Our multi-cancer detection blood test for early cancer testing	China, PCT (to be entered into national phases by 2023)	2042

As of December 31, 2022, we have also registered seven software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.

As of December 31, 2022, we had registered 492 trademarks in China, including “ ”, “BURNING ROCK DX”, “ ” and product and service names, and 107 trademark applications pending in China. We had registered six trademarks, including “BURNING ROCK DX”, “ONCOSCREEN” AND “ONCOCOMPASS” in European Union, the U.K. and Australia, and thirteen trademark applications pending in the US, European Union, the U.K., Japan, Australia and Brazil. We also own four registered domain names, including our official website.

Environmental, Social and Governance

We believe sustainability and social values are fundamental to our continued growth. We aspire to create a lasting positive environmental, social, and governance (“ESG”) impacts on our business partners and the broader community whom our products and services and business operation may impact. Having a central laboratory conducting tests for our collaborating physicians and hospitals and manufacturing facilities for the production of reagent kits, we acknowledge our potential environmental impacts and social responsibilities on environmental protection.

We target to implement a number of company-wide measures to ensure compliance with the stringent regulatory requirements and standard operating procedures relating to emissions of air, water and other materials, bio-waste generation and treatment, handling, use, storage, treatment and disposal of hazardous substances, worker health and safety requirements, and emergency planning and response. Specifically, we are considering implementing climate-related monitoring and disclosures based on the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) under the Financial Stability Board (“FSB”) to identify risks and opportunities related to climate change, and improve management to reduce greenhouse gas emissions in our operations and mitigate the impact on climate change. We acknowledge that the current climate-related disclosures contained in this document are not fully consistent with TCFD recommendations and that further work is required to enhance the identification, impact and reporting for climate-related risks and opportunities.

As of the date of this annual report, we are not subject to significant environmental or climate-related risks. However, growing concerns about climate change and greenhouse gas emissions have led to the adoption of various regulations and policies in jurisdictions where we operate. The estimated magnitude of resulting impacts will be evaluated over short-, medium and long-term horizons. In recent years, changing weather patterns due to climate change have increased the frequency of extreme weather conditions. Disasters created by extreme conditions could cause significant interruption to our operations, including the indirect interruption as a result of the adverse impacts on our suppliers, customers and business partners. In the medium to long-term, governmental legislation and regulations in response to potential impacts of climate change, as well as the compliance requirements from our suppliers, customers and business partners in relation to our ESG practice, may potentially impact our business operation and subject us to additional compliance costs and restrictions. We support the TCFD and its recommendations and we are committed to assessing the impacts of climate risks in the coming financial years.

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

The Measures for the Supervision and Administration of the Manufacture of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration authorities at or above the county level regulate medical device manufacturing within their administrative regions, including manufacturing-related licensing and filing, contract manufacturing and manufacturing quality controls. Production permits are required for the manufacture of Class II and Class III medical devices. A medical device production license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical device manufacturers are not required to obtain a medical device operation license to sell their self-manufactured products. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Manufacture of Medical Devices which became effective on May 1, 2022.

The Good Manufacturing Practice Rules for Medical Devices, as promulgated by the CFDA on December 29, 2014 and effective on March 1, 2015, provide basic principles for quality control systems for medical devices manufacturing, and these rules are applicable to the entire process of design and development, production, sales and post-sale services of medical devices.

The Measures for the Supervision and Administration of the Business Operation of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities conducting the business operation of medical devices in the PRC. Medical devices are assigned to one of three regulatory classes based on the level of control necessary to assure the safety and effectiveness of the device. Business activities involving medical devices are regulated in accordance with the classification of each of the medical devices. No filing or license is required for business activities involving Class I medical devices. Filing is required for business activities involving Class II medical devices, and licenses are required for business activities involving Class III medical devices. A medical device operation license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical devices manufacturing enterprises engaging in the sale of self-produced products are not required to obtain a medical device operation license. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Business Operation of Medical Devices which became effective on May 1, 2022.

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

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, obtained Class I medical devices record-filing certificates for our general kit for sequencing reaction, nucleic acid extraction or purification reagent, sequencing kit for gene sequencing and library kit for gene sequencing (DNA interruption linking) in May 2016, January 2017, April 2017 and December 2017, respectively. Guangzhou Burning Rock Dx Co., Ltd. also obtained a Class III medical device registration certificate for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) and mutation gene analysis software for non-small cell lung cancer in July 2018 and August 2019, respectively. In March 2022, Guangzhou Burning Rock Dx Co., Ltd. obtained from the NMPA a Class III medical device registration certificate for our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer.

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

Policies on NGS-based Cancer Therapy Selection

In recent years, China has introduced a series of policies that support the development of NGS-based cancer therapy selection. The table below presents a selection of these policies introduced by relevant governmental authorities in China from 2014 to 2021:

Date	Authority	Key messages

February 2014	NMPA	The NMPA (former CFDA) issued a Notice on Special Approval Procedures for Innovative Medical Devices (Trial), which significantly accelerated the approval process for NGS products.

March 2014	State Council	The State Council published Regulation on the Supervision and Administration of Medical Devices, which provides that reagents related to human gene testing are Class III medical devices. NGS products are managed as medical devices.

February 2015	NHC	The NHC published Guidelines for Personalized Medical Testing Applications of Sequencing Technology, which provides guidance on sample collection, transportation, receiving, processing, testing and inspection of project development, verification, and validation, basic principles of quality control, result reporting, and the possible problems and countermeasures, to provide standardized guidance on precision medicine based on sequencing technology application.

Date	Authority	Key messages

July 2015	NHC	The NHC published Guidelines for Individualized Treatment and Detection of Tumors, which provides for the standardization of testing technology, laboratory access and quality assurance. It includes specific requirements for clinical and medical laboratories to ensure the accuracy of genotyping test results.

February 2016	NHC	The NHC published Notice of the General Office of the National Health and Family Planning Commission on Issues Related to the Management of Clinical Testing Projects, which covers strengthening the management of clinical inspection projects, standardizing the clinical inspection work of medical institutions, meeting the needs of clinical medical treatment, and ensuring the quality and safety of medical treatment.

May 2017	State Council	The State Council published Amendments to the Regulations on the Supervision and Administration of Medical Devices, which regulates Class III medical devices, including NGS products, under product registration management. It also provided detailed requirements for Class III medical device registration.

September 2018	NHC	The NHC published Guidelines for Clinical Application of New Cancer Drugs to guide the clinical application of cancer drugs. The guidelines cover 7 types of tumors including respiratory system, digestive system, blood tumor, urinary system, breast cancer and 42 types of cancer drugs, providing clear guidance for precision medicine.

September 2021	NMPA	The NMPA published Guidelines for Clinical Trials of In Vitro Diagnostic Reagents, which provides basic principles for IVD reagent clinical trials, provides recommendations in principle for clinical trial design, identifies key factors to consider during clinical trials, and provides reference for technical review departments in reviewing clinical trial data.

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

As of December 31, 2022, we held 26 patents in China, which will expire between 2025 and 2041. We held two patents in Hong Kong, which will expire in 2038. As of the same date, we had 25 pending patent applications in China, 12 pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in European Patent Office, two pending patent applications in Japan, two pending patent applications in Canada, two pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and 14 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which one is the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, four are for OverC™, our multi-cancer detection blood test for early cancer testing, and another one is for brPROPHET™, our MRD (Minimal Resideal Disease) algorithms.

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

Trademarks

The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2022, we had 492 registered trademarks and 107 pending trademark applications in the PRC.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of December 31, 2022, we had seven software copyrights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. As of December 31, 2022, we had four registered domain names, including our official website.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective on September 1, 2021. The Data Security Law defines “data” as any recording of information in electronic or other forms, and defines “data processing” as including the collection, storage, use, processing, transmission, provision, disclosure, etc. of data. The Data Security Law requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. The PRC government shall establish a data classified and categorized protection system. Data concerning national security, lifelines of the national economy, important aspects of people’s livelihood, and major public interests are core data, and shall be subject to a stricter management system. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security education and trainings, and take appropriate technical measures and other necessary measures to protect data security. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.

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

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other departments jointly promulgated the newly revised Measures for Cybersecurity Review with effect from February 15, 2022, which provides that (i) a critical information infrastructure operator which intends to purchase network products and services shall prejudge the possible risks to national security that may arise after the products and services are put into use and where national security will or may be affected, the operator shall apply with the Cybersecurity Review Office for cybersecurity review, and (ii) a network platform operator that possesses more than one million users’ personal information must apply for cybersecurity review before listing in a foreign country.

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) which expanded the scope of application of cybersecurity review, established the data classified and categorized protection system, and defined the relevant rules for cross-border security management of data. It provides that data processors carrying out the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that gather and possess a large number of data resources having bearing on the national security, economic development or public interests, which affects or may affect national security; (ii) listing in a foreign country of a data processor that processes the personal information of more than one million persons; (iii) listing in Hong Kong of a data processor, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security.

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

C. Organizational Structure

The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this annual report:

(1)

Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, include (i) Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer, who holds 45.9% of the equity interests in the VIE, (ii) Mr. Xia Nan, an affiliate of Northern Light Venture Capital III, Ltd., who holds 18.1% of the equity interests in the VIE, (iii) Mr. Gang Lu, our director, and Mr. Jin Zhao, our former director, who hold 7.1% and 8.8% of the equity interests in the VIE, respectively, (iv) Growth No. 12 Investment (Shenzhen) Partnership (Limited Partnership), an affiliate of a principal shareholder, which holds 6.0% of the equity interests in the VIE, and (v) seven minority shareholders, who in aggregate hold 14.1% of the equity interests in the VIE, including Dr. Shaokun (Shannon) Chuai, our chief scientific officer.

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

D. Property, Plants and Equipment

Our corporate headquarters, central laboratory and manufacturing facilities are primarily located in Guangzhou, China. We also have a research and development center in Shanghai and offices in Beijing. These facilitates have an aggregate of over 30,000 square meters. We currently lease all of our facilities. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion.

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

We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2020, 2021 and 2022, 25,262, 28,199 and 27,353 patients took our tests, respectively. In 2020, 2021 and 2022, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 69.2%, 62.9% and 55.9% of our total revenues, respectively.

In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. Under this model, we have partnered with 77 hospitals to establish in-hospital laboratories, enabling our partner hospitals to perform NGS-based cancer therapy selection on their own using our reagent kits. In 2020, 2021 and 2022, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits and laboratory equipment under the in-hospital model contributed 27.4%, 32.5%, and 31.1% of our total revenues, respectively.

We also generate a small portion of revenue from pharma research and development services we provide to pharmaceutical companies and hospitals, which contributed 3.4%, 4.6% and 13.0% of our total revenues in 2020, 2021 and 2022, respectively.

We have achieved rapid growth since commercializing our first cancer therapy selection test in 2014. Our revenue increased by 18.1% from RMB429.9 million in 2020 to RMB507.9 million in 2021, and further increased by 10.9% to RMB563.2 million (US$81.7 million) in 2022. Our gross profit increased by 16.0% from RMB313.9 million in 2020 to RMB364.1 million in 2021, and further increased by 4.4% to RMB380.0 million (US$55.1 million) in 2022. Our gross profit margin was 73.0%, 71.7% and 67.5% in 2020, 2021 and 2022, respectively. We incurred net loss of RMB407.2 million, RMB796.7 million and RMB971.2 million (US$140.8 million) in 2020, 2021 and 2022, respectively.

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

Testing Volume and Hospital Coverage under Our Central Laboratory Model

Our revenue and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2020, 2021 and 2022, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 69.2%, 62.9% and 55.9% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a significant portion of our revenue going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. In 2020, 2021 and 2022, 25,262, 28,199 and 27,353 patients took our tests, respectively. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

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

Key Components of Results of Operations

Revenues

Our revenues consist of revenues from services and revenues from sales of products, and are derived from three sources: (i) central laboratory business; (ii) in-hospital business; and (iii) pharma research and development services. The table below sets forth a breakdown of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31, 2020
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	297,342	69.2	(847)	(0.2)	14,689	3.4	311,184	72.4
Revenues from sales of products	—	—	118,719	27.6	—	—	118,719	27.6

	297,342	69.2	117,872	27.4	14,689	3.4	429,903	100.0

	Year ended December 31, 2021
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	319,353	62.9	(281)	(0.1)	23,393	4.6	342,465	67.4
Revenues from sales of products	—	—	165,397	32.6	—	—	165,397	32.6

	319,353	62.9	165,116	32.5	23,393	4.6	507,862	100.0

	Year ended December 31, 2022
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	314,770	45,637	55.9	3,606	523	0.6	73,172	10,609	13.0	391,548	56,769	69.5
Revenues from sales of products	—	—	—	171,690	24,893	30.5	—	—	—	171,690	24,893	30.5

	314,770	45,637	55.9	175,296	25,416	31.1	73,172	10,609	13.0	563,238	81,662	100.0

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

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Central laboratory business	73,960	81,088	82,123	11,907
In-hospital business	35,849	50,315	63,296	9,176
Pharma research and development services	6,172	12,313	37,780	5,478

Total cost of revenues	115,981	143,716	183,199	26,561

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Operating Expenses:
Research and development expenses	263,940	367,858	421,868	61,165
Selling and marketing expenses	168,587	303,096	370,294	53,688
General and administrative expenses	293,800	490,256	568,284	82,393

Total operating expenses	726,327	1,161,210	1,360,446	197,246

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

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2020, 2021 or 2022. Hong Kong does not impose a withholding tax on dividends.

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

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Our accounting policies are more fully described in Note 2 of the consolidated financial statements.

We base our estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

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

We launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains a fixed number of the same type cancer therapy selection tests which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages, which are not expected to be used by the patient prior to expiration based on historical usage rates, are referred to as a “breakage.” We recognize the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year period when the monitoring package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period. We updated our breakage estimates in 2022, resulting in a net increase in revenue and a corresponding reduction in the deferred revenue of approximately RMB12.0 million (US$1.7 million). We recognized breakage income of RMB11.9 million, RMB14.2 million and RMB26.4 million (US$3.8 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Revenue from in-hospital business

Revenue from in-hospital business is primarily generated through reagent kit sales and providing facilitation services for laboratory equipment sold to hospitals. We manufacture the reagent kits and sell to the hospitals when the hospitals submit a purchase order. Each reagent kit represents a single performance obligation. We do not provide rights of return for the reagent kits sold other than returns of defective products. Returns for defective products were not material for the periods presented. The contracts with customers from reagent kit sales of in-hospital business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. We allocate the total transaction consideration to each performance obligation based on a relative standalone selling price basis using the expected cost plus a margin method. We estimate standalone selling price by using market conditions, entity-specific factors, including the product mix sold to customers over time and our expected gross margin for different customers. We record revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to hospitals. For the facilitation services, we purchase the laboratory equipment from third-party suppliers when a hospital submits purchase request and resells the laboratory equipment to the hospital. We act as an agent in facilitating laboratory equipment sales as we do not control the laboratory equipment prior to its delivery to hospitals and do not have inventory risks. The facilitation services for each piece of laboratory equipment represent a single performance obligation. We record revenue on a net basis at the point in time when we have completed our facilitation services.

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

Upon adoption of ASC326, We record the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “General and administrative expenses” in the consolidated statements of comprehensive loss. We assess credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when we identify specific customers with known disputes or collectability issues. We apply a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, and reasonable and supportable forecasts of future economic conditions and other factors that may affect our ability to collect from customers. We write off accounts receivable and contract assets are deemed uncollectible when after all collection efforts have ceased.

Fair Value of Share Options

Prior to the completion of our initial public offering, we determined the fair value of share-based payment awards granted without market conditions using the binomial option valuation model with the assistance from an independent third-party appraiser. Upon the completion of our initial public offering, we determined the fair value of share-based payment awards granted without market conditions using the Black-Scholes model and determined the fair value of share-based payment awards granted with market conditions using the Monte Carlo Simulation model. The binomial, option valuation model, Black-Scholes models and Monte Carlo Simulation model all require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, the exercise multiple, the risk-free rate and the dividend yield. Prior to the completion of our initial public offering, we estimated the grant date fair value of its ordinary shares with the assistance from the third-party appraiser. Upon the completion of our initial public offering, we used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of our ordinary shares. For expected volatility, we have referenced historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2020	2021	2022
Risk-free interest rate	0.51%–1.90%	0.97%–2.07%	1.52%–3.94%
Dividend yield	0%	0%	0%
Expected volatility range	44.9%–49.3%	47.67%–72.98%	48.20%–56.00%
Exercise multiple	2.20	N/A	2.80
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates(1)	US$9.41– US$27.15	US$9.53– US$30.50	US$0.013– US$9.29

(1)

In January 2020, we effected a 2-for-1 reverse share split. For the purpose of presenting the fair value per ordinary share for the years ended December 31, 2020 in the table above, such reverse share split has been retroactively reflected for all applicable valuation dates presented herein.

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

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2020		2021		2022
	RMB	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for %)
Revenues:
Revenues from services	311,184	72.4	342,465	67.4	391,548	56,769	69.5
Revenues from sales of products	118,719	27.6	165,397	32.6	171,690	24,893	30.5

Total revenues	429,903	100.0	507,862	100.0	563,238	81,662	100.0

Cost of revenues(1):
Cost of services	(80,132)	(18.6)	(93,401)	(18.4)	(119,903)	(17,384)	(21.3)
Cost of goods sold	(35,849)	(8.3)	(50,315)	(9.9)	(63,296)	(9,177)	(11.2)

Total cost of revenues	(115,981)	(26.9)	(143,716)	(28.3)	(183,199)	(26,561)	(32.5)

Gross profit	313,922	73.1	364,146	71.7	380,039	55,101	67.5
Operating expenses:
Research and development expenses(1)	(263,940)	(61.4)	(367,858)	(72.4)	(421,868)	(61,165)	(74.9)
Selling and marketing expenses(1)	(168,587)	(39.2)	(303,096)	(59.7)	(370,294)	(53,688)	(65.7)
General and administrative expenses(1)	(293,800)	(68.3)	(490,256)	(96.5)	(568,284)	(82,393)	(100.9)

Total operating expenses	(726,327)	(168.9)	(1,161,210)	(228.6)	(1,360,446)	(197,246)	(241.5)

Loss from operations	(412,405)	(95.8)	(797,064)	(156.9)	(980,407)	(142,145)	(174.0)

Interest income, net	5,401	1.3	1,921	0.4	9,458	1,371	1.7
Other (expense) income, net	(887)	(0.2)	199	—	152	22	—
Foreign exchange (loss) gain, net	(2,847)	(0.7)	(854)	(0.2)	1,549	225	0.3
Change in fair value of a warrant liability	3,503	0.8	—	—	—	—	—

Loss before income tax	(407,235)	(94.6)	(795,798)	(156.7)	(969,248)	(140,527)	(172.0)
Income tax expenses	—	—	(899)	(0.2)	(1,985)	(288)	(0.4)

Net loss	(407,235)	(94.6)	(796,697)	(156.9)	(971,233)	(140,815)	(172.4)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	796	1,504	1,783	258
Research and development expenses	49,801	29,637	52,873	7,666
Selling and marketing expenses	3,457	9,612	8,525	1,236
General and administrative expenses	119,166	241,680	263,603	38,219

Total	173,220	282,433	326,784	47,379

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 10.9% to RMB563.2 million (US$81.7 million) for 2022 from RMB507.9 million for 2021, primarily attributable to an increase in revenues generated from services to RMB391.5 million (US$56.8 million) for 2022 from RMB342.5 million for 2021 and to a lesser extent, revenues from sales of products to RMB171.7 million (US$24.9 million) for 2022 from RMB165.4 million for 2021. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 1.4% to RMB314.8 million (US$45.6 million) for 2022 from RMB319.4 million for 2021. In 2022, 27,353 patients took our tests, compared to 28,199 patients in 2021.

•

In-hospital business. Our revenue generated from in-hospital business increased by 6.2% to RMB175.3 million (US$25.4 million) for 2022 from RMB165.1 million for 2021, primarily attributable to (i) increased demand from existing hospitals and (ii) demand from eight new contracted partner hospitals added to our in-hospital channel in 2022. The number of our contracted partner hospitals increased from 41 as of December 31, 2021 to 49 as of December 31, 2022.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 212.8% to RMB73.2 million (US$10.6 million) for 2022 from RMB23.4 million for 2021, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of Revenues

Our cost of revenues increased by 27.5% to RMB183.2 million (US$26.6 million) for 2022 from RMB143.7 million for 2021. This increase was primarily attributable to an increase in cost of services to RMB119.9 million (US$17.4 million) for 2022 from RMB93.4 million for 2021, and to a lesser extent, an increase in cost of goods sold to RMB63.3 million (US$9.2 million) for 2022 from RMB50.3 million for 2021.

The increase in cost of revenues from 2021 to 2022 was primarily due to an increase in the cost of revenues for our in-hospital business and pharma research and development services.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB82.1 million (US$11.9 million) for 2022, representing a 1.2% increase from RMB81.1 million for 2021, primarily due to the increased depreciation in relation to our new laboratory and inventory write-downs.

•

In-hospital business. Cost of revenue for in-hospital business was RMB63.3 million (US$9.2 million) for 2022, representing a 25.8% increase from RMB50.3 million for 2021, primarily due to the increased selling volume as well as rental expense and renovation depreciation in relation to our new laboratory.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB37.8 million (US$5.5 million) for 2022, representing a 207.3% increase from RMB12.3 million for 2021, which was in line with the revenue growth of this segment.

Gross Profit and Gross Margin

Our gross profit increased by 4.4% to RMB380.0 million (US$55.1 million) for 2022 from RMB364.1 million for 2021, primarily due to increased testing under our pharma research and development services performed for our pharma customers and growth in companion diagnostics development services. Our gross margin decreased to 67.5% for 2022 from 71.7% for 2021.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2021		2022
	RMB	Gross profit margin (%)	RMB	US$	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	238,265	74.6	232,647	33,731	73.9
In-hospital business	114,801	69.5	112,000	16,239	63.9
Pharma research and development services	11,080	47.4	35,392	5,131	48.4
Total	364,146	71.7	380,039	55,101	67.5

•

Central laboratory business. Gross profit for central laboratory business was RMB232.6 million (US$33.7 million) for 2022, representing a 2.4% decrease from RMB238.3 million for 2021, primarily attributable to the increased depreciation in relation to our new laboratory and inventory write-downs, partially offset by the increased revenue from our monitoring packages. Our gross margin for central laboratory business decreased to 73.9% for 2022 from 74.6% for 2021, primarily due to the same reason.

•

In-hospital business. Gross profit for in-hospital business was RMB112.0 million (US$16.2 million) for 2022, representing a 2.4% decrease from RMB114.8 million for 2021, primarily due to the volume growth in Shanghai and Beijing as COVID-19 impact lessened in 2022, partially offset by the increased depreciation in relation to our new laboratory. Our gross margin for in-hospital business decreased to 63.9% for 2022 from 69.5% for 2021, primarily due to increased depreciation in relation to our new laboratory.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB35.4 million (US$5.1 million) for 2022, representing a 218.9% increase from RMB11.1 million for 2021, primarily due to the increased testing services performed for pharma customers. Our gross margin for pharma research and development services remained relatively stable at 48.4 % and 47.4% for 2022 and 2021, respectively.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 14.7% to RMB421.9 million (US$61.2 million) for 2022 from RMB367.9 million for 2021, primarily due to (i) an increase in expenditure for early cancer detection research, (ii) an increase in depreciation expenses for new buildings; and (iii) an increase in amortized expense on share-based compensation.

Selling and marketing expenses

Our selling and marketing expenses increased by 22.2% to RMB370.3 million (US$53.7 million) for 2022 from RMB303.1 million for 2021, primarily due to (i) an increase in staff cost of sales and marketing personnel in anticipation of the commercialization of our early detection products and pharma research and development services; (ii) an increase in conference fee and marketing fees; and (iii) an increase in amortized expense on share-based compensation.

General and administrative expenses

Our general and administrative expenses increased by 15.9% to RMB568.3 million (US$82.4 million) for 2022 from RMB490.3 million for 2021, primarily due to (i) an increase in depreciation expenses for new buildings, and (ii) an increase in allowance for credit loss in relation to accounts receivables; and (iii) an increase in amortized expense on share-based compensation.

Interest Income, Net

Our interest income, net increased by 392.3% to RMB9.5 million (US$1.4 million) for 2022 from RMB1.9 million for 2021, primarily due to the increase in interest income as a result of the U.S. interest rate hike.

Net Loss

Our net loss increased by 21.9% to RMB971.2 million (US$140.8 million) for 2022 from RMB796.7 million for 2021, primarily due to an increase in operating expenses as mentioned above, which was in line with the continued growth of our business. The increase in net loss was partially offset by our increased total revenues.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 18.1% to RMB507.9 million for 2021 from RMB429.9 million for 2020, primarily attributable to an increase in revenues from sales of products to RMB165.4 million for 2021 from RMB118.7 million for 2020 and to a lesser extent, revenues generated from services to RMB342.5 million for 2021 from RMB311.2 million for 2020. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business increased by 7.4% to RMB319.4 million for 2021 from RMB297.3 million for 2020. In 2021, 28,199 patients took our tests, compared to 25,262 patients in 2020.

•

In-hospital business. Our revenue generated from in-hospital business increased by 40.1% to RMB165.1 million for 2021 from RMB117.9 million for 2020, primarily attributable to the expansion of our in-hospital business. The number of our contracted partner hospitals increased from 29 as of December 31, 2020 to 41 as of December 31, 2021.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 59.3% to RMB23.4 million for 2021 from RMB14.7 million for 2020, primarily attributable to increased testing performed for our pharma customers and growth in companion diagnostics development services.

Cost of Revenues

Our cost of revenues increased by 23.9% to RMB143.7 million for 2021 from RMB116.0 million for 2020. This increase was primarily attributable to an increase in cost of goods sold to RMB50.3 million for 2021 from RMB35.8 million for 2020, and to a lesser extent, an increase in cost of services to RMB93.4 million for 2021 from RMB80.1 million for 2020.

The increase in cost of revenues from 2020 to 2021 was primarily due to an increase in cost of revenues for our in-hospital business, which was in line with our business growth.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB81.1 million for 2021, representing a 9.6% increase from RMB74.0 million for 2020, which was in line with the revenue growth of this segment.

•

In-hospital business. Cost of revenue for in-hospital business was RMB50.3 million for 2021, representing a 40.4% increase from RMB35.8 million for 2020, which was in line with the revenue growth of this segment.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB12.3 million for 2021, representing a 99.5% increase from RMB6.1 million for 2020, primarily attributable to increased depreciation and staff cost in relation to our newly established laboratory in the U.S., which focuses on pharma research and development projects.

Gross Profit and Gross Margin

Our gross profit increased by 16.0% to RMB364.1 million for 2021 from RMB313.9 million for 2020, primarily due to (i) the continued growth of our central laboratory business and in-hospital business, and (ii) greater economies of scale. Our gross margin decreased to 71.7% for 2021 from 73.0% for 2020.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2020		2021
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	223,382	75.1	238,265	74.6
In-hospital business	82,023	69.6	114,801	69.5
Pharma research and development services	8,517	58.0	11,080	47.4
Total	313,922	73.0	364,146	71.7

•

Central laboratory business. Gross profit for central laboratory business was RMB238.3 million for 2021, representing a 6.7% increase from RMB223.4 million for 2020, primarily attributable to the continued business growth of this segment, partially offset by royalties we paid to Oncocyte for the in-licensing of DetermaRx in 2021. Our gross margin for central laboratory business decreased to 74.6% for 2021 from 75.1% for 2020, primarily due to royalties we paid to Oncocyte for the in-licensing of DetermaRx in 2021.

•

In-hospital business. Gross profit for in-hospital business was RMB114.8 million for 2021, representing a 40.0% increase from RMB82.0 million for 2020, primarily attributable to the continued business growth of this segment. Our gross margin for in-hospital business remained relatively stable at 69.6% and 69.5% in 2020 and 2021, respectively.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB11.1 million for 2021, representing a 30.1% increase from RMB8.5 million for 2020, primarily attributable to the business growth of this segment, partially offset by increased depreciation and staff cost in relation to our newly established laboratory in the U.S. Our gross margin for pharma research and development services decreased to 47.4% for 2021 from 58.0% for 2020, primarily due to increased depreciation and staff cost in relation to our newly established laboratory in the U.S.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 39.4% to RMB367.9 million for 2021 from RMB263.9 million for 2020, primarily due to (i) an increase in expenditure for our early cancer detection related research, and (ii) an increase in staff cost for our research and development personnel.

Selling and marketing expenses

Our selling and marketing expenses increased by 79.8% to RMB303.1 million for 2021 from RMB168.6 million for 2020, primarily due to an increase in staff costs for our selling and marketing personnel.

General and administrative expenses

Our general and administrative expenses increased by 66.9% to RMB490.3 million for 2021 from RMB293.8 million for 2020, primarily due to (i) an increase in share-based compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Interest Income, Net

Our interest income, net decreased by 64.4% to RMB1.9 million for 2021 from RMB5.4 million for 2020, primarily due to decrease in interest income as a result of decline in average balance of short-term investment and cash and cash equivalent.

Net Loss

Our net loss increased by 95.6% to RMB796.7 million for 2021 from RMB407.2 million for 2020, primarily due to an increase in operating expenses as mentioned above, which was in line with the continued growth of our business. The increase in net loss was partially offset by our increased total revenues.

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

As of December 31, 2022, we had cash and cash equivalents of RMB905.5 million (US$131.3 million), primarily consisting of bank deposits, and restricted cash of RMB19.8 million (US$2.9 million), primarily consisting of bank deposits that are restricted as to withdrawal or use pertaining to the relevant banks’ policies.

We believe that our cash and cash equivalents and restricted cash, together with our cash generated from financing activities, our initial public offering and private placement, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, decide to expand our business through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(73,543)	(477,886)	(456,808)	(66,232)
Net cash (used in) generated from investing activities	(109,312)	81,697	(7,463)	(1,082)
Net cash generated from (used in) financing activities	2,165,719	(52,899)	(86,239)	(12,504)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(155,902)	(37,006)	36,666	5,317
Net increase in cash and cash equivalents and restricted cash	1,826,962	(486,094)	(513,844)	(74,501)
Cash and cash equivalents and restricted cash at the beginning of year	98,244	1,925,206	1,439,112	208,652
Cash and cash equivalents and restricted cash at the end of year	1,925,206	1,439,112	925,268	134,151

Operating Activities

Net cash used in operating activities for 2022 was RMB456.8 million (US$66.2 million), while our net loss for the same period was RMB971.2 million (US$140.8 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB525.6 million (US$76.2 million), primarily including share-based compensation of RMB326.8 million (US$47.4 million), depreciation and amortization of RMB124.1 million (US$18.0 million), non-cash lease expense of RMB37.4 million (US$5.4 million), and changes in working capital. The changes in working capital primarily reflected (i) an increase in accrued liabilities and other current liabilities of RMB33.7 million primarily attributable to the payment of guaranteed return we will be liable to certain eligible employees under our ESOP plans if such employees request us to repurchase their eligible shares, and (ii) a decrease in other non-current assets of RMB24.2 million primarily attributable to the decrease of non-current deductible input VAT, and partially offset by (i) a decrease in operating lease liabilities of RMB37.8 million, primarily attributable to some termination of leasing offices (ii) an increase in inventories of RMB21.7 million, primarily attributable to our overall business growth, and (iii) an increase in accounts receivable and contract asset of RMB42.2 million, primarily attributed to the continued growth of our in-hospital business.

Net cash used in operating activities for 2021 was RMB477.9 million, while our net loss for the same period was RMB796.7 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB381.2 million, primarily including share-based compensation of RMB282.4 million, depreciation and amortization of RMB47.8 million, non-cash lease expense of RMB 35.3 million, and changes in working capital. The changes in working capital primarily reflected (i) an increase in deferred revenue of RMB68.5 million primarily as a result of our overall business growth, (ii) an increase in accrued liabilities and other current liabilities of RMB44.2 million primarily attributable to our increased payroll payables and increased accounts payable for leasehold improvement, and (iii) a decrease in operating lease liabilities of RMB29.7 million primarily as a result of adoption of ASC842, the new lease accounting principle, and partially offset by (i) an increase in inventories of RMB67.0 million, primarily attributable to our overall business growth and (ii) an increase in contract asset of RMB30.8 million, primarily attributed to the continued growth of our in-hospital business.

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

Investing Activities

Net cash used in investing activities for 2022 was RMB7.5 million (US$1.1 million), primarily due to proceeds from maturity of short-term investment of RMB65.6 million, partially offset by purchase of property and equipment of RMB70.3 million.

Net cash generated from investing activities for 2021 was RMB81.7million, primarily due to proceeds from maturity of short-term investment of RMB358.5 million, partially offset by purchase of property and equipment of RMB204.3 million and purchase of short-term investment of RMB63.9 million.

Net cash used in investing activities for 2020 was RMB109.3 million, primarily due to purchase of short-term investment of RMB348.4 million and purchase of property and equipment of RMB60.3 million, partially offset by the proceeds from maturity of short-term investment of RMB318.0 million.

Financing Activities

Net cash used in from financing activities for 2022 was RMB86.2 million (US$12.5 million), primarily due to our purchase of ADSs from the open market of RMB71.8 million.

Net cash used in from financing activities for 2021 was RMB52.9 million, primarily due to the cash outflow of repayment of long-term borrowings of RMB34.7 million.

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

Long-term borrowings

In September 2019, we entered into a banking facility agreement for a term of two years with China Merchants Bank (“CMB Facility”), pursuant to which we are entitled to borrow up to RMB33 million at an interest rate separately agreed with the bank at each time of drawdown. The loan was intended for general working capital purposes. In December 2019, we drew down RMB14.7 million at a fixed annual interest rate of 4.28% which was due in September 2021. During the year ended December 31, 2020, we drew down an additional RMB18.2 million at a fixed annual interest rate of 4.28% which was due in September 2021. The CMB Facility have been fully repaid in 2021.

In May 2018, we made two three-year financing arrangements with Zhongguancun Technology Leasing Co., Ltd., which bore interest of an interest rate of 5.8% and were secured by certain machinery and laboratory equipment with an original cost of RMB32.4 million. We made total principal payments of RMB7.3 million, RMB7.3 million and RMB6.8 million in 2019, 2020 and 2021, respectively.

As of December 31, 2022, we did not have any long-term borrowings.

Capital Expenditures

Our capital expenditures were RMB64.3 million, RMB206.9 million and RMB70.5 million (US$10.2 million) for 2020, 2021 and 2022, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from our initial public offering and the concurrent private placement.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily included our operating lease obligations. Our operating lease obligations primarily represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. For further information, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth our contractual obligations by specified categories as of December 31, 2022:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

	(RMB in thousands)
Operating lease obligations	53,386	39,605	13,781	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our NGS-based cancer diagnostic business primarily through the VIE’s subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, VIE and their respective subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid any dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

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

E. Critical Accounting Estimate

We believe the following areas involve critical estimates: the current expected credit loss model rate in relation to ASC 326, Financial Instruments – Credit Losses, and standalone selling price of performance obligations for in-hospital business.

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

ITEM 6. DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	44	Founder, chairman of the board of directors and chief executive officer
Shaokun (Shannon) Chuai	43	Director and chief science officer
Leo Li	38	Director and chief financial officer
Gang Lu	51	Director
Feng Deng	59	Director
Wendy Hayes	53	Independent director
Min-Jui Richard Shen	58	Independent director
Licen Lisa Xu	57	Independent director
Zhihong (Joe) Zhang	47	Chief technology officer

Mr. Yusheng Han is our founder, chairman of the board of directors and chief executive officer. Mr. Han has 18 years of experience in life science. From June 2011 to November 2013, he was an associate in Northern Light Venture Capital where he focused on investment in the healthcare industry and helped the firm invest in successful companies. From July 2005 to May 2009, Mr. Han worked at BioTek Instruments, Inc. as its general manager in China. During his term with BioTek Instruments China, he built and led teams across marketing, sales and post-sale. From September 2003 to May 2005, he served as the product specialist of Gene Company Limited. Mr. Han received a bachelor’s degree in biochemistry from Jilin University in July 2000, and a master’s degree in cell biology in Peking Union Medical College in June 2003. He obtained a Master of Business Administration degree from Columbia Business School in May 2011.

Dr. Shaokun (Shannon) Chuai has served as our director since August 2016. Dr. Chuai joined us as chief technology officer in May 2014. She was appointed the chief operating officer in March 2016 and the chief scientific officer in November 2022. Prior to joining us, she worked at China Novartis Institutes for BioMedical Research (CNIBR), responsible for the bioinformatics and translational research platform, and Novartis Oncology as the principal statistician for phase III clinical trials of targeted drugs. From June 2003 to June 2005, she worked at Memorial Sloan-Kettering Cancer Center as research statistician, responsible for omics data mining and clinical trial design. Dr. Chuai holds a bachelor’s degree from Nankai University, a master’s degree in statistics and applied mathematics from Texas A&M University, and a Ph.D. degree in biostatistics from the University of Pennsylvania.

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

Mr. Feng Deng has served as our director since August 2016. Mr. Deng has over 22 years of experience in venture capital, computer science and telecommunication industry. He founded Northern Light Venture Capital in January 2006 and served as its founding managing partner, focusing on investment in technology, media and telecom, or TMT, clean technology, healthcare and consumer sectors. From February 2004 to February 2005, he served as the vice president in strategy in Juniper Networks. From October 1997 to February 2004, Mr. Deng served as the vice president in engineering, chief strategy officer and a director of NetScreen Technologies Inc. Prior to NetScreen, he worked at Intel Corporation as a systems architect from July 1993 to October 1997. He holds a bachelor’s and a master’s degree in electronic engineering from Tsinghua University, a master’s degree in computer engineering from the University of Southern California, and a Master of Business Administration degree from the Wharton Business School of the University of Pennsylvania.

Ms. Wendy Hayes has served as our independent director since June 2020. Ms. Hayes has served as an independent director of Tuanche Limited (NASDAQ: TC) since November 2018, iHuman Inc. (NYSE: IH) since October 2020, Gracell Biotechnologies Inc. (NASDAQ: GRCL) since January 2021, SciClone Pharmaceuticals (Holdings) Limited (HKEX: 6600) since March 2021, TuSimple Holdings Inc. (NASDAQ: TSP) since December 2022, and Apollomics Inc. (NASDAQ: APLM) since March 2023. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

Dr. Min-Jui Richard Shen has served as our independent director since June 2020. Dr. Shen is the managing director of RS Technology Ventures, LLC, a strategic advisory and investment company that he founded in 2016. From 2021 to 2022, Dr. Shen served as the senior vice president of research and development at Pacific Biosciences of California, Inc., a leading provider of high-quality and accurate sequencing platforms. From 2020 to 2021, Dr. Shen was Chief Product Officer and then the President of Omniome, a privately held start-up that was acquired by Pacific Biosciences of California, Inc. in 2021. Dr. Shen worked at Illumina, Inc., a life sciences tools provider, from 2000 to 2016. He served in many roles at Illumina, the last of which was vice president for oncology research and development. Before joining Illumina, Dr. Shen worked at Myriad Genetics, Inc., a molecular diagnostics company, from 1998 to 2000. Dr. Shen earned his bachelor’s degree in biochemistry from University of California, Los Angeles, and his Ph.D. degree in biochemistry and molecular biology from Louisiana State University Medical Center. Additionally, Dr. Shen is a member of the External Advisory Board of the Parker H. Petit Institute for Bioengineering and Bioscience at the Georgia Institute of Technology.

Dr. Licen Lisa Xu has served as our independent director since June 2022. Dr. Xu has over 16 years of experience in driving the productization and lifecycle for life science and biomedical products, from product concept and research to development and commercialization. She is the chief commercial officer of FlashDx Inc., a molecular diagnostics sample-to-answer solution company, and an independent board member of Ribbon Biolab, a company specialized in the production of synthetic DNAs. Dr. Xu served as a vice president on strategic product management and lifecycle management at Roche Diagnostics, a subsidiary of Roche Holding AG for the development of diagnostic tests, instruments and digital solutions, and a vice president on strategic marketing and product management at Illumina Inc. Dr. Xu has a Ph.D. degree in molecular biology from University of Zurich and a master of science degree in biophysics from Tsinghua University, and completed the business executive education program from Wharton Business School, University of Pennsylvania.

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

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices	China

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

	Female	Male	Non-Binary	Did No Disclose Gender

Part I: Gender Identity

Directors	3	5	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0

LGBTQ+	0

Did Not Disclose Demographic Background	0

B. Compensation

In 2022, we paid an aggregate of approximately RMB7.2 million (US$1.0 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Awards

2022 Long-term Equity Incentive Plan

In August 2022, our board of directors approved our 2022 Long-term Equity Incentive Plan, or the 2022 Plan, which was subsequently approved by our shareholders in the annual general meeting in September 2022. The 2022 Plan and the grant of the awards thereunder replaced our 2021 Long-term Equity Incentive Plan, or the 2021 Plan, and the share incentive awards granted thereunder, which were approved by our board of directors in November 2021 and shareholders in December 2021.Following the approval of the 2022 Plan, the 2021 Plan and all awards granted thereunder were automatically and immediately cancelled. The 2022 Plan will grant options to senior management and employees. The maximum number of shares that may be issued pursuant all awards under our 2022 Plan is 11,775,525 Class A ordinary shares (the “Awards”).

The following paragraphs describe the principal terms of the 2022 Plan:

Type of awards. The 2022 Plan permits the awards of options.

Allocation and Plan administration. As approved by our board of directors and shareholders, the Awards consist of three tranches of options (the “Pool I Awards”, “Pool II Awards” and “Pool III Awards”) and will be allocated as follows:

•

Pool I Awards: 0 to Mr. Yusheng Han, our chairman and CEO; 60% to our other officers and employees; and the remaining 40% will be reserved for future grants to our officers and employees (none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

•

Pool II Awards: 62.07% (or options to purchase 3,532,658 Class A ordinary shares) to Mr. Han; 22.76% to our other officers and employees; and the remaining 15.17% will be reserved for future grants to our officers and employees (none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

•

Pool III Awards: 45% (or options to purchase 1,766,329 Class A ordinary shares) to Mr. Han; 33% to our other officers and employees; and the remaining 22% will be reserved for future grants to our officers and employees (none of the reserved portion will be granted to Mr. Han), details of which will be determined by the compensation committee.

Award agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to senior management and employees of our company under the 2022 Plan.

Vesting schedule. The options will vest in three batches, consisting of (1) 2,158,846 Class A ordinary shares for the Pool I Awards, (2) 5,691,504 Class A ordinary shares for the Pool II Awards, and (3) 3,925,175 Class A ordinary shares for the Pool III Awards. The Pool I Awards will vest as follows:

1)

40% of the Pool I Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$2 billion by the fifth anniversary of the grant date (the “Pool I valuation target”), and (b) the grantee remains employed by us at the time when the Pool I valuation target is achieved; and

2)

the remaining 60% of the Pool I Awards will vest once (a) the Pool I valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool I valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

The Pool II Awards will vest as follows:

1)

40% of the Pool II Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$4 billion by the seventh anniversary of the grant date (the “Pool II valuation target”), and (b) the grantee remains employed by us at the time when the Pool II valuation target is achieved, and

2)

the remaining 60% of the Pool II Awards will vest once (a) the Pool II valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool II valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

The Pool III Awards will vest as follows:

1)

40% of the Pool III Awards will vest once (a) our valuation (based on the 60-day average closing share price of our publicly traded shares) reaches US$10 billion by the seventh anniversary of the grant date (the “Pool III valuation target”), and (b) the grantee remains employed by us at the time when the Pool III valuation target is achieved, and;

2)

the remaining 60% of the Pool III Awards will vest once (a) the Pool III valuation target has been achieved, (b) the grantee remains employed by us at the time when the Pool III valuation target is achieved, and (c) the grantee has been employed by us for five (5) years after the date of grant.

Exercise of options. The grantee can exercise the vested portion of options granted under our 2022 Plan at any time but no more than ten years after the grant date. The exercise price of the Awards shall be US$3.33 per share, which is equivalent to our 60-day average closing share price immediately prior to September 8, 2022, the date of shareholder approval.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2022 Plan or the relevant award agreement or otherwise determined by the Compensation Committee, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Our board of directors has the authority to amend or terminate the 2022 Plan, but no amendments, alternation or discontinuation made by the board of director, (a) without the approval (but only to extent such approval is required by the principal national securities exchange on which the shares are listed or admitted to trading, and subject to certain other exceptions) of the shareholders of our company, if such action would increase the total number of shares reserved for the purposes of our 2022

Plan or change the maximum number of shares for which awards may be granted to any participant under the 2022 Plan, (b) such action may diminish any of the rights of the participant under any award pursuant to the 2022 Plan unless agreed by the participant. In addition, the Allocated Awards can only be amended at a shareholders’ general meeting, at which meeting our C-level officers and/or entities they beneficially own shall abstain from voting.

As of March 31, 2023, there were 11,010,345 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2022 Plan.

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

As of March 31, 2023, we granted certain number of restricted share units under our 2020 Plan to an independent director, which represent less than 1% of our total outstanding ordinary shares as of the same date.

Other Share Incentive Awards

We also granted options to our directors, officers and employees other than under our 2020 Plan and 2022 Plan. As of March 31, 2023, there were 6,805,710 ordinary shares underlying outstanding options granted to our directors, officers and employees outside our 2020 Plan and 2022 Plan. These options bear a per share exercise price of US$0.0002 or US$13.6184, and will expire between September 30, 2025 and January 31, 2032.

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

Compensation Committee. Our compensation committee consists of Mr. Yusheng Han, Mr. Feng Deng and Dr. Licen Lisa Xu. Mr. Yusheng Han is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D. Employees

As of December 31, 2020, 2021 and 2022, we had 938, 1,394 and 1,138 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of December 31, 2022.

	As of December 31, 2022
	Number	% of Total Employees
Functions:
Technology, Research and Development	220	19.3%
Medical Affairs	127	11.2%
Operations and Quality Assurance	261	22.9%
Sales and Marketing	408	35.9%
General and Administration	122	10.7%

Total number of employees	1,138	100.0%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 102,675,392 ordinary shares issued and outstanding as of March 31, 2023, comprising (i) 85,350,544 Class A ordinary shares, excluding (a) 441,456 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (b) 3,023,138 Class A Ordinary Shares as treasury stock, and (ii) 17,324,848 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han(1)	27,175	17,324,848	17,352,023	16.9%	54.9%
Shaokun (Shannon) Chuai(2)	2,150,572	—	2,150,572	2.1%	1.1%
Leo Li	—	—	—	*	*
Gang Lu	—	—	—	—	—
Feng Deng(3)	11,880,245	—	11,880,245	11.6%	6.3%
Wendy Hayes	—	—	—	—	—
Min-Jui Richard Shen	*	—	*	*	*
Licen Lisa Xu	—	—	—	—	—
Zhihong (Joe) Zhang	*	—	*	*	*
All Directors and Executive Officers as a Group	14,493,036	17,324,848	31,817,884	31.2%	62.6%
Principal Shareholders:
Quantum Boundary Holdings Limited(1)	27,175	17,324,848	17,352,023	16.9%	54.9%
Northern Light Venture Capital III, Ltd.(4)	11,880,245	—	11,880,245	11.6%	6.3%
Entities affiliated with LYFE Capital(5)	8,338,381	—	8,338,381	8.1%	4.4%
Sequoia Capital China(6)	6,846,567	—	6,846,567	6.7%	3.6%
Investment funds affiliated with CMB(7)	7,017,385	—	7,017,385	6.8%	3.7%
Kynam Capital Management, LP(8)	7,391,581	—	7,391,581	7.2%	3.9%

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2023.
**	Except as otherwise indicated below, the business address of our directors and executive officers is No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after March 31, 2023. The total number of ordinary shares issued and outstanding as of March 31, 2023 is 102,675,392, including 85,350,544 Class A ordinary shares and 17,324,848 Class B ordinary shares.

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

(1)

Represents (i) 27,175 Class A Ordinary Shares, and (ii) 17,324,848 Class B ordinary shares directly held by Quantum Boundary Holdings Limited, a British Virgin Island company. Quantum Boundary Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Mr. Han is the settlor of the trust. Mr. Han and his family members are the beneficiaries of the trust. The register address of Quantum Boundary Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents 2,150,572 Class A ordinary shares (including 77,442 Class A ordinary shares in the form of ADSs) directly held by Loving Marvin Holdings Limited, a British Virgin Island company. Loving Marvin Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Dr. Shaokun (Shannon) Chuai is the settlor of the trust. Dr. Shaokun (Shannon) Chuai and her family members are the beneficiaries of the trust. The registered address of Loving Marvin Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Consists of the shares listed in footnote (4) below. For purpose of this section, Mr. Feng Deng, one of our directors, beneficially owns the shares held by Northern Light Venture Capital III, Ltd.
(4)

Represents (i) 10,542,529 Class A ordinary shares held by Northern Light Venture Fund III, L.P., or NLVF III, a Cayman Islands exempted limited liability partnership, (ii) 1,188,025 Class A ordinary shares held by Northern Light Strategic Fund III, L.P., or NLSF III, a Cayman Islands exempted limited liability partnership, and (iii) 149,691 Class A ordinary shares held by Northern Light Partners Fund III, L.P., or NLPF III, a Cayman Islands exempted limited liability partnership, as reported in the Schedule 13G filed on February 13, 2023. Northern Light Venture Capital III, Ltd., or NLVC, is the general partner of Northern Light Partners III, L.P., which in turn is the general partner of NLVF III, NLSF III and NLPF III. NLVC and Feng Deng, a director of NLVC, may be deemed to beneficially own the shares owned by NLVF III, NLSF III and NLPF III. The registered addresses of NLVC, NLVF III, NLSF III and NLPF III are Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

(5)

Represents (i) 6,013,684 Class A ordinary shares (in the form of ADSs) held by LYFE Capital Stone (Hong Kong) Limited, a Hong Kong private company limited by shares, (ii) 1,597,425 Class A ordinary shares (in the form of ADSs) held by LYFE Mount Whitney Limited, a Hong Kong private company limited by shares, and (iii) 727,272 Class A ordinary shares (in the form of ADSs) represented by 727,272 ADSs held by LYFE Capital Fund II, L.P., a Cayman Islands partnership, as reported in the Schedule 13G filed on February 7, 2022. LYFE Capital Stone (Hong Kong) Limited is owned by LYFE Capital Fund, L.P., and LYFE Capital Fund—A, L.P. LYFE Mount Whitney Limited is owned by LYFE Capital Fund II, L.P., Pantheon Access Co-investment Program, L.P.—Series 81 and Pantheon International PLC. LYFE Capital GP, L.P. is the general partner of LYFE Capital Fund, L.P. LYFE Capital GP II, L.P. is the general partner of LYFE Capital Fund II, L.P. LYFE Capital Management Limited is, in turn, the general partner of LYFE Capital GP, L.P. and LYFE Capital GP II, L.P. Mr. Jin Zhao and Mr. Zhengkun Yu, through their control over LYFE Capital Management Limited, share the voting and investment power with respect to all of our shares held by LYFE Capital Stone (Hong Kong) Limited and LYFE Mount Whitney Limited. LYFE Capital Fund II, L.P is an affiliate of LYFE Mount Whitney Limited. The registered address of LYFE Capital Stone (Hong Kong) Limited is Suite 1113A, 11/F, Ocean Centre, Harbour City, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. The registered address of LYFE Mount Whitney Limited is Suite 1113A, 11/F, Ocean Centre, Harbour City, 5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

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

(7)

Represents (i) 5,964,435 Class A ordinary shares (including 3,829,927 Class A ordinary shares in the form of ADSs) held by EverGreen SeriesC Limited Partnership, a Cayman Islands exempted limited partnership, and (ii) 1,052,950 Class A ordinary shares(including 800,000 Class A ordinary shares in the form of ADSs) held by CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, a segregated portfolio company incorporated under the law of Cayman Islands, whose management shares wholly owned by CMB International Private Investment Limited, an exempted company with limited liability incorporated under the law of Cayman Islands, as reported in the Schedule 13G filed on February 13, 2023. CMB International Private Investment Limited is also the general partner of EverGreen SeriesC Limited Partnership, and holds voting and dispositive power of the shares held by EverGreen SeriesC Limited Partnership. CMB International Private Investment Limited is ultimately controlled by China Merchants Bank Co., Limited (HKEX: 3968). The registered address of CMBI Private Equity Series SPC and EverGreen SeriesC Limited Partnership is the offices of Harneys Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(8)

Represents 7,391,581 Class A ordinary shares (in the form of ADSs) held Kynam Capital Management, LP, as reported in the Schedule 13G filed on February 10, 2023. Kynam Capital Management, LP is a Delaware company and its address is 221 Elm Road. Princeton, NJ 08540, U.S.

To our knowledge, as of March 31, 2023, 52,455,131 issued and outstanding Class A ordinary shares, representing approximately 51.1% of our total issued and outstanding ordinary shares, were held by two record shareholder with registered addresses in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Awards

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

Other Related Party Transactions

Transactions with EaSuMed

We invested in and are currently a minority shareholder of EaSuMed Holding Ltd., or EaSuMed, a medical service provider. In 2022, we paid service fees in the amount of RMB201.1 thousand (US$29.2 thousand) to EaSuMed, which was mainly related to consulting services EaSuMed provided to us.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Market since June 12, 2020 and the London Stock Exchange since November 1, 2022. Our ADSs trade on both exchanges under the symbol “BNR.” In 2022, no significant trading suspensions occurred.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been traded on the NASDAQ Global Market since June 12, 2020 and the London Stock Exchange since November 1, 2022, on both exchanges under the symbol “BNR”.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our current memorandum and articles of association, if our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class only with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class or the written consent the holders of all of the issued shares of that class.

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

Taxation of Dividends

As discussed in “Dividend Policy,” we do not have any present plan to pay any cash dividends on our shares in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

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

The ADSs are listed on the NASDAQ Global Market, and will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares or ADSs, the value and nature of our assets, and the sources and nature of our income, we do not believe we were a PFIC for our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified as a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, including the composition and value of our assets (as implied by our stock price) throughout the remainder of the year. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the Class A ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be eligible for qualified dividend treatment. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “E. Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on shares should be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year and the U.S. Holder satisfies certain holding period requirements for the shares).

Subject to generally applicable limitations and conditions PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources outside the U.S. and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Treaty). Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any PRC tax imposed on such sale or disposition.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

•	75% or more of our gross income for the taxable year is passive income; or

•

the average percentage of the value of our assets (generally based on a quarterly average) that is attributable to assets that produce or are held for the production of passive income is at least 50% (the “asset test”).

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash generally is a passive asset for these purposes. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares or ADSs, the value and nature of our assets, and the sources and nature of our income, we do not believe we were a PFIC for our prior taxable year. Because the value of our assets generally is determined by reference to the price of our stock, the recent decline in the price of our stock has significantly increased the risk that we might be treated as a PFIC for our current taxable year. The final determination of whether we may be classified as a PFIC for the current taxable year, however, will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time, some of which may be beyond our control, such as the trading price of our shares and the valuation of our assets, including goodwill and other intangible assets. Additionally, the determination of whether we are a PFIC also may be affected by how, and how quickly, we use our cash and other liquid assets. If we are classified as a PFIC for any taxable year in which a U.S. Holder holds our stock, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns our shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to our shares once we are no longer a PFIC). U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares and such U.S. Holder does not make the election described below, such U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale or other disposition of its shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Additionally, dividends paid by us will not be eligible for the special reduced rate of taxes described above under “—Taxation of Dividends.”

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of shares at death.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), the U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC for purposes of the application of these rules, and the U.S. Holder generally would be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to their ownership of our ordinary shares.

A U.S. Holder may be able to avoid the interest charge described above by electing to mark its shares to market, provided the shares are considered “marketable.” The shares will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the non-U.S. stock exchange is regulated or supervised by a governmental authority in the country in which the exchange is located, (ii) the non-U.S. stock exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced, and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It should be noted that only the ADSs, and not the Class A ordinary shares, are listed on the NASDAQ Global Market. Consequently, a mark-to-market election is not expected to be available for a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs.

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

However, a U.S. Holder will not be able to make a mark-to-market election with respect to the stock of any Subsidiary PFIC. Therefore, the U.S. Holder would continue to be subject to the excess distribution rules with respect to any of our subsidiaries that are PFICs, any distributions received by us from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if the U.S. Holder has made a mark-to-market election with respect to our ADSs. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain, and investors should therefore consult their own tax advisors regarding the availability of the mark-to-market election as well as the application of the PFIC rules to their ownership of our shares.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains, regardless of whether or not such earnings and gains are actually distributed to such U.S. Holder. To make a QEF election, the PFIC must provide shareholders with certain information compiled according to U.S. federal income tax principles. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

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

UK Taxation

The following is a summary of certain aspects of the UK tax treatment of an investment in the ADSs. It is for general information only and is not an exhaustive analysis of all UK tax consequences of acquiring, holding or disposing of the ADSs. It does not constitute legal or tax advice.

The comments set out below are based on current UK tax law as applied in England and Wales and HM Revenue & Customs published practice (which may not be binding on HM Revenue & Customs) as at the date of this Prospectus, both of which are subject to change, possibly with retrospective effect.

The following comments are intended as a general guide and, except where expressly stated otherwise, apply only to holders of the ADSs who: (i) are: (x) resident and, in the case of an individual, domiciled, for tax purposes in the UK and to whom “split year” treatment does not apply; or (y) hold ADSs through a permanent establishment or branch within the UK; (ii) do not have a permanent establishment or fixed base outside the UK with which the holding of the ADSs (and dividends paid in respect of the ADSs) is connected; (iii) hold ADSs as an investment (other than under an Individual Savings Account (including Lifetime ISAs) or a Self-investment Personal Pension); and (iv) are, or are treated as, the absolute beneficial owners thereof. For the avoidance of doubt, the following comments do not apply to holders of the ADSs who are temporarily nonresident in the UK.

Certain categories of holders of ADSs, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with the Company or Group and those for whom the ADSs are employment related securities, may be subject to special rules and this summary does not apply to such holders. This summary also does not apply to any holder of ADSs who, alone or with certain associated persons, is (or has been) interested or treated as interested in more than 5% of the ordinary share capital of the Company.

Each investor’s specific circumstances will impact on their UK taxation position, and all investors are recommended to obtain their own bespoke taxation advice. Holders of ADSs and prospective holders of ADSs who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers immediately.

This summary assumes that: (a) the ADSs and the underlying Shares are not registered in a register kept in the UK by or on behalf of the Company; (b) the ADSs and the underlying Shares are not paired with shares issued by a company incorporated in the UK; (c) the underlying Shares will not be held by, and the ADSs will not be issued by, a depositary (or nominee or agent for a depositary) incorporated in the UK or acting from an office within the UK; (d) dividends paid in respect of the underlying Shares will be treated as income distributions for UK tax purposes; and (e) the holders of ADSs are the absolute beneficial owners of the underlying Shares and of any dividends paid in respect thereof for UK tax purposes.

Taxation of the Company

The board of directors intend to conduct the affairs of the Company so that the Company does not become resident in the UK for taxation purposes or otherwise subject to UK corporation tax. The summary below is written on the basis that the Company is and remains resident for tax purposes solely in the Cayman Islands.

Taxation of Dividends

The Company will not be required to withhold amounts on account of UK tax at source when paying a dividend. Except where expressly stated otherwise, the following paragraphs proceed on the basis that no withholding tax is levied in the Cayman Islands or any other jurisdiction on dividend payments in respect of the ADSs.

Holders of ADSs subject to UK Income Tax

Dividends received by a holder of ADSs subject to UK income tax will generally be subject to tax as dividend income.

For UK resident individual holders, the first £1,000 (the “Dividend Allowance”) of the gross amount of any UK and non-UK source dividend income and certain other distributions in respect of shares (including any dividends received in respect of the underlying Shares) (“Dividend Income”) received by such an individual in a tax year will be taxed at a nil rate (and so no income tax will be payable in respect of such amounts). Individual holders of ADSs should note that the Dividend Allowance is scheduled to reduce to £500 for the 2024/2025 tax year and subsequent tax years.

Where the total Dividend Income of such an individual exceeds the Dividend Allowance (such excess being referred to as the “Taxable Excess”), then the Taxable Excess will be subject to tax depending on the tax rate band or bands it falls within. The relevant tax rate band is determined by reference to the total income of a UK resident individual holder of ADSs charged to income tax (including the Dividend Income charged at a nil rate by virtue of the Dividend Allowance) less relevant reliefs and allowances (including the personal allowance of such individual). The Taxable Excess is treated as the top slice of that total income. So, on that basis:

•	To the extent that the Taxable Excess falls below the basic rate limit, a UK resident individual holder of ADSs will be subject to tax on it at the dividend basic rate of 8.75%.

•

To the extent that the Taxable Excess falls above the basic rate limit but below the higher rate limit, a UK resident individual holder of ADSs will be subject to tax on it at the dividend upper rate of 33.75%.

•	To the extent that the Taxable Excess falls above the higher rate limit, a UK resident individual holder of ADSs will be subject to tax on it at the dividend additional rate of 39.35%.

The taxation of dividends received by trusts depends on the type of trust. Trustees should seek their own bespoke taxation advice.

Corporate Holders of ADSs

Holders of ADSs who are within the charge to corporation tax in respect of ADSs will be subject to corporation tax on any dividends paid by the Company unless (subject to special rules for such holders of ADSs that are small companies) the dividends fall within an exempt class and certain other conditions are met. The position of each holder of ADSs will depend on its own individual circumstances, although it would normally be expected that the dividends paid by the Company would fall within an exempt class.

If the conditions to fall within an exempt class are not met (or cease to be satisfied), or a holder of ADSs elects for an otherwise exempt dividend to be taxable, the holder of ADSs will be subject to UK corporation tax on dividends received from the Company at the rate of corporation tax applicable to that holder (the main rate is currently 25%).

Credit for PRC Tax

If PRC tax is withheld from dividends paid by the Company, credit may be given against UK tax on the same income subject to general rules regarding the calculation and availability of such credit, including a requirement to take all reasonable steps to minimize the amounts of PRC tax on such dividends, including claiming any available allowances and reliefs. Where a dividend paid by the Company is treated as exempt from UK corporation tax, a UK resident company will not be entitled to claim relief by way of credit in the UK in respect of any PRC tax paid by such holder, either directly or by deduction, in respect of that dividend.

Taxation of Capital Gains

Holders of ADSs who are resident in the UK may, depending on their circumstances (including the availability of exemptions or reliefs), be liable to UK taxation on chargeable gains in respect of gains arising from a sale or other disposal (or deemed disposal) of ADSs.

Holders of ADSs subject to UK Capital Gains Tax

For a holder of ADSs subject to UK capital gains tax, a disposal (or deemed disposal) of the ADSs may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax.

Upon the disposal or deemed disposal of the ADSs, and after all allowable deductions, a UK resident individual holder’s taxable chargeable gains would, for the 2023/2024 tax year, generally be taxed at (i) 10% if the aggregate of the taxable chargeable gains and other taxable income for the year of that UK resident individual holder does not exceed the basic rate income tax limit; or (ii) 20%, where the aggregate of the taxable chargeable gains and other taxable income for the year of the relevant holder does exceed the basic rate income tax limit. A UK resident individual holder is entitled to realize an annual exempt amount of gains (£6,000 for the 2023/2024 tax year) without being liable to UK capital gains tax. Individual holders of ADSs should note that the annual exempt amount is scheduled to reduce to £3,000 for the 2024/2025 tax year and subsequent tax years.

Corporate Holders of ADSs

For a holder of ADSs that is within the charge to UK corporation tax, a disposal (or deemed disposal) of the ADSs may give rise to a chargeable gain subject to UK corporation tax (currently at a main rate of 25%) or an allowable loss for the purposes of UK corporation tax.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The following comments are intended as a general guide to the current UK stamp duty and SDRT position, and apply regardless of whether or not an investor is resident in the UK. Certain categories of person (including specified market intermediaries) are entitled to exemption from stamp duty and SDRT on purchases of securities in specified circumstances.

No UK stamp duty or SDRT will be payable on (i) the issue of the ADSs, (ii) the delivery of the ADSs into DTC, Euroclear or Clearstream or (iii) any dealings in the ADSs once they are delivered into such clearance systems, where such dealings are effected in book-entry form in accordance with the procedures of DTC, Euroclear or Clearstream (as applicable) and not by written instrument of transfer.

No SDRT will be payable in respect of any agreement to transfer the ADSs or underlying shares, on the basis of the assumptions set out above in this summary.

Assuming that any document effecting a transfer of the ADSs or the underlying Shares, or containing an agreement to transfer an equitable interest in the ADSs or the underlying Shares is neither (i) executed in the UK, nor (ii) relates to any property situate, or to any matter or thing done or to be done, in the UK (the term “matter or thing done or to be done” is very wide and can cover the involvement of UK bank accounts in payment mechanics), then no UK stamp duty should be required to be paid on such document.

Even if a document effecting a transfer of the ADSs or the underlying Shares, or containing an agreement to transfer an equitable interest in the ADSs or the underlying Shares is (i) executed in the UK and/or (ii) relates to any property situate, or to any matter or thing done or to be done, in the UK, in practice it should not be necessary to pay any UK stamp duty on such document unless the document is required for any purpose in the UK. If it is necessary to pay UK stamp duty, it may also be necessary to pay interest and penalties.

Inheritance Tax

The ADSs should be assets situated outside the UK for the purposes of UK inheritance tax provided the Shares (and any other property represented by the ADSs) are situated outside the UK, the ADSs are not registered in any register kept in the UK and the Depositary (or any nominee or agent for the Depositary) remains a non-UK incorporated company acting from an office outside the UK. The Shares are assets situated outside the United Kingdom for these purposes on the basis that they are not registered in any register kept in the UK.

A gift of such assets by, or the death of, an individual holder of such assets who is domiciled or is deemed to be domiciled in the UK may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax. Generally, UK inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to the death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules apply to close companies and to trustees of certain settlements who hold ADSs that may bring them within the charge to inheritance tax.

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

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term investment, long-term investment, and accounts receivable. We place our cash and cash equivalents, restricted cash, short-term investment and long-term investment with reputable financial institutions of high credit quality. As of December 31, 2022, approximately 89% of our cash and cash equivalents, restricted cash and short-term investments were held at major financial institutions located in the PRC, and approximately 11% were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.

Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2022, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Foreign currency exchange risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 6.3% and 2.3%, and appreciation of approximately 8.2% in the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We did not have any borrowings as of December 31, 2022. As a result, we are not exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We may incur additional borrowings or other facilities in the future. In addition, our future financial condition and results of operations may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0% respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

In connection with the listing of the ADSs on the London Stock Exchange (LSE) in 2022, we and the depositary have agreed to supplement the deposit agreement, as of October 31, 2022, to provide, inter alia, that the depositary is to take into consideration the rules and regulations of the LSE in managing the ADR program so long as the ADSs are listed on the LSE (e.g. in the context of corporate actions affecting the ADSs and the shares represented by ADSs). In addition, we and the depositary have agreed to use commercially reasonable efforts to establish certain elective and non-elective procedures to remove the ADSs from settlement in the U.S. into non-U.S. clearing systems in the event that the ADSs are delisted from applicable U.S. securities exchanges and the trading of ADSs on U.S. securities exchanges and on the over-the-counter market are suspended by regulatory action of the SEC.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2022, we received US$1,251,010, net of withholding taxes, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.5 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$0.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used (i) US$25.0 million of the net proceeds from our initial public offering to renovate our laboratories and offices, (ii) US$20.1 million to purchase and installation of machinery and equipment, (iii) US$1.5 million to supplement our working capital, (iv) US$31.0 million for early detection related research and development, and (v) US$77.4 million of for other operating and corporate administration expenses. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of the chief executive officer, the chief financial officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2022. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, our management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on pages F-4 and F-5 of this annual report on Form 20-F.

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

	Year ended December 31.
	2021	2022
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,996	4,497	652
Tax fees(2)	85	86	12

Total	6,081	4,583	664

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, review of our quarterly financial statements.

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

ITEM 15E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a Share Repurchase Program approved by our board of directors on June 21, 2022. Under the terms of the approved program, we may repurchase our Class A ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during a 12-month period. The Share Repurchase Program was completed in full. We repurchased a total of 3,023,138 Class A ordinary shares in the form of ADSs. The following table sets forth information about our purchases of ADSs in 2022.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADSs (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million)
August 23, 2022	3,023,138	2.83	3,023,138	—

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

ITEM 15I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

In May 2022, we were conclusively listed by the SEC as a Commission Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Burning Rock Biotech Limited or the VIE in China, (ii) the governmental entities in China do not have a controlling financial interest in Burning Rock Biotech Limited or the VIE, (iii) none of the members of the board of directors of Burning Rock Biotech Limited or our operating entities, including the VIE, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Burning Rock Biotech Limited or the VIE contains any charter of the Chinese Communist Party.

PART III

ITEM 16. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 18. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 99(a)(i) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.3	Deposit Agreement, dated as of June 16, 2020, as amended and supplemented on October 31, 2022, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 99(a)(ii) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022)

2.4*	Description of Securities

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.3	English translation of Exclusive Business Cooperation Agreement, dated October 21, 2019, between Beijing Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020 )

4.4	English translation of Exclusive Option Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.5	English translation of Equity Interest Pledge Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.6	English translation of Agreement for Power of Attorney, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.7	English translation of the executed form of Spousal Consent Letter, dated October 21, 2019, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.8	Financial Support Undertaking Letter, dated October 21, 2019, issued by the Registrant to Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

Exhibit Number	Description of Document

4.9	Voting proxy agreement, dated October 21, 2019, by and between the Registrant and Beijing Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.10	Series C Preferred Share Purchase Agreement, dated January 31, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.11	Series C+ Preferred Share Purchase Agreement, dated December 30, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.12	2020 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.13	Subscription Agreement, dated June 5, 2020, between the Registrant and Lake Bleu Prime Healthcare Master Fund Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 20, 2023

Burning Rock Biotech Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2023 expressed an unqualified opinion thereon.
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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the stand-alone selling price, including the Company’s controls over the review of product offerings, contracts, pricing information used to estimate the standalone selling prices and historical margin analysis.

To test the estimated standalone selling price of each performance obligation, our audit procedures included, among others, testing the underlying data used in management’s calculations for completeness and accuracy as well as evaluating the significant assumptions including the product mix sold to customers over time and expected gross margin for different customers used in the estimate by analyzing historical experience and other factors, such as changes in customer demand for product mix, changes in internal cost structure and the Company’s pricing practice. We interviewed management to understand the details of the Company’s pricing strategies and hospital customers to confirm the product mix on a sample basis and compared such information to the Company’s annual sales register. We further assessed the reasonableness of management’s expected margin by comparing to management’s historical margin analysis.

/s/
Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019.
Guangzhou, the People’s Republic of China
April 20, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on Internal Control Over Financial Reporting
We have audited Burning Rock Biotech Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Burning Rock Biotech Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 20, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Hua Ming LLP
Guangzhou, the People’s Republic of China
April 20, 2023

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,431,317	905,451	131,278
Restricted cash		7,795	19,817	2,873
Short-term investments		63,757	—	—
Accounts receivable (net of allowances of RMB39,166 and RMB 42,914 (US$6,222) as of December 31, 2021 and 2022, respectively)	4	92,197	109,954	15,942
Contract assets (net of allowances of RMB14,478 and RMB35,770 (US$5,186) as of December 31, 2021 and 2022, respectively)	5	42,391	41,757	6,054
Inventories, net	6	123,210	130,321	18,895
Prepayments and other current assets	7	60,279	51,462	7,462
Total current assets		1,820,946	1,258,762	182,504

Non-current assets:
Equity method investment		910	690	100
Convertible note receivable		—	5,105	740
Property and equipment, net	8	325,438	251,829	36,512
Intangible assets, net	9	5,150	1,986	288
Operating right-of-use assets	10	81,007	48,205	6,989
Other non-current assets		45,136	20,890	3,029
Total non-current assets		457,641	328,705	47,658

TOTAL ASSETS		2,278,587	1,587,467	230,162

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB279,601 and RMB290,252 (US$42,081) as of December 31, 2021 and 2022, respectively):

Accounts payable		63,080	50,947	7,387
Deferred revenue		142,871	147,633	21,405
Accrued liabilities and other current liabilities	11	127,892	173,832	25,203
Customer deposits		972	1,803	261
Short-term borrowings	12	2,370	—	—
Current portion of operating lease liabilities	10	34,999	37,236	5,399
Total current liabilities		372,184	411,451	59,655

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB38,232 and RMB6,541 (US$949) as of December 31, 2021 and 2022, respectively):

Other non-current liabilities		11,776	4,124	598
Non-current portion of operating lease liabilities	10	49,316	13,551	1,965
Total non-current liabilities		61,092	17,675	2,563

TOTAL LIABILITIES		433,276	429,126	62,218

Commitments and contingencies	18

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
		2021	2022
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:

Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 87,784,001 and 85,318,596 shares issued and outstanding as of December 31, 2021 and 2022)		116	117	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 and 20,000,000 shares authorized; 17,324,848 and 17,324,848 shares issued and outstanding as of December 31, 2021 and 2022)		21	21	3
Treasury stock	14	—	(58,919)	(8,542)
Additional paid-in capital		4,280,956	4,582,790	664,442
Accumulated deficits		(2,228,713)	(3,199,946)	(463,949)
Accumulated other comprehensive loss		(207,069)	(165,722)	(24,027)

Total shareholders’ equity		1,845,311	1,158,341	167,944

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,278,587	1,587,467	230,162

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Revenues:
Revenues from services		311,184	342,465	391,548	56,769
Revenues from sales of products		118,719	165,397	171,690	24,893

Total revenues	3	429,903	507,862	563,238	81,662

Cost of revenues:
Cost of services		(80,132)	(93,401)	(119,903)	(17,384)
Cost of goods sold		(35,849)	(50,315)	(63,296)	(9,177)

Total cost of revenues		(115,981)	(143,716)	(183,199)	(26,561)

Gross profit		313,922	364,146	380,039	55,101

Operating expenses:
Research and development expenses		(263,940)	(367,858)	(421,868)	(61,165)
Selling and marketing expenses (including related party amounts of RMB543, RMB235 and RMB201 (US$29) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(168,587)	(303,096)	(370,294)	(53,688)
General and administrative expenses (including related party amounts of RMB 227, RMB1,752 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(293,800)	(490,256)	(568,284)	(82,393)

Total operating expenses		(726,327)	(1,161,210)	(1,360,446)	(197,246)

Loss from operations		(412,405)	(797,064)	(980,407)	(142,145)

Interest income		6,068	3,457	9,356	1,356
Interest expenses	12	(667)	(1,536)	102	15
Other (expense) income, net (including related party income of nil, RMB 628 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		(887)	199	152	22
Foreign exchange (loss) gain, net		(2,847)	(854)	1,549	225
Change in fair value of a warrant liability		3,503	—	—	—

Loss before income tax		(407,235)	(795,798)	(969,248)	(140,527)

Income tax expenses	15	—	(899)	(1,985)	(288)

Net loss		(407,235)	(796,697)	(971,233)	(140,815)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Net loss attributable to Burning Rock Biotech Limited’s shareholders		(407,235)	(796,697)	(971,233)	(140,815)
Accretion of convertible preferred shares		(64,688)	—	—	—

Net loss attributable to ordinary shareholders		(471,923)	(796,697)	(971,233)	(140,815)

Loss per share for class A and class B ordinary shares:	16
Class A ordinary shares - basic and diluted		(6.88)	(7.65)	(9.35)	(1.36)
Class B ordinary shares - basic and diluted		(6.88)	(7.65)	(9.35)	(1.36)
Weighted average shares outstanding used in loss per share computation:	16
Class A ordinary shares - basic and diluted		51,309,631	86,883,011	86,584,100	86,584,100
Class B ordinary shares - basic and diluted		17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		(176,888)	(39,480)	41,347	5,995

Total comprehensive loss		(584,123)	(836,177)	(929,886)	(134,820)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders		(584,123)	(836,177)	(929,886)	(134,820)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive (loss) income	Total shareholders’ (deficit) equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	25,031,575	31	45,640	(946,464)	9,299	(891,494)
Net loss	—	—	—	(407,235)	—	(407,235)
Other comprehensive loss	—	—	—	—	(176,888)	(176,888)
Issuance of Class A ordinary shares	17,040,151	24	1,842,169	—	—	1,842,193
Repurchase of convertible preferred shares	—	—	—	227	—	227
Accretion of convertible preferred shares	—	—	—	(64,688)	—	(64,688)
Conversion of all outstanding convertible preferred shares to Class A and Class B ordinary shares	61,732,808	80	1,877,625	—	—	1,877,705
Issuance of Class A ordinary shares in connection with Employee Share Incentive Program	743,955	1	67,261	—	—	67,262
Receipt of consideration for issued ordinary shares	—	—	701	—	—	701
Exercise of options (note 1 3 )	233,440	1	—	—	—	1
Share-based compensation (note 1 3 )	—	—	173,220	—	—	173,220

Balance as of December 31, 2020	104,781,929	137	4,006,616	(1,418,160)	(167,589)	2,421,004

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	104,781,929	137	—	4,006,616	(1,418,160)	(167,589)	2,421,004
Net loss	—	—	—	—	(796,697)	—	(796,697)
Adoption of ASC 326	—	—	—	—	(13,856)	—	(13,856)
Other comprehensive loss	—	—	—	—	—	(39,480)	(39,480)
Share-based compensation (note 13)	—	—	—	282,433	—	—	282,433
Purchase of treasury stock (note 14)	(61,026)	—	(4,270)	—	—	—	(4,270)
Exercise of options (note 13)	425,407	—	4,270	(4,270)	—	—	—
Issuance of restricted shares (note 13)	2,424	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(39,885)	—	—	(3,823)	—	—	(3,823)

Balance as of December 31, 2021	105,108,849	137	—	4,280,956	(2,228,713)	(207,069)	1,845,311

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	105,108,849	137	—	4,280,956	(2,228,713)	(207,069)	1,845,311
Net loss		—	—	—	(971,233)	—	(971,233)
Other comprehensive income		—	—	—	—	41,347	41,347
Share-based compensation (note 1 3 )		—	—	326,784	—	—	326,784
Purchase of treasury stock (note 14)	(3,187,025)	—	(62,177)	(9,657)	—	—	(71,834)
Exercise of options (note 1 3 )	746,042	1	3,258	(3,258)	—	—	1
Issuance of restricted shares (note 13)	2,425	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(26,847)	—	—	(12,035)	—	—	(12,035)

Balance as of December 31, 2022	102,643,444	138	(58,919)	4,582,790	(3,199,946)	(165,722)	1,158,341

Balance as of December 31, 2022 (US$)	102,643,444	20	(8,542)	664,442	(463,949)	(24,027)	167,944

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(407,235)	(796,697)	(971,233)	(140,815)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	33,309	47,766	124,096	17,992
Allowance for credit losses	17,162	12,115	24,921	3,613
Inventory reserve	911	2,619	11,202	1,624
Loss on disposal of equipment	221	178	1,418	206
Share of loss from an equity method investee	275	483	294	43
Share-based compensation	173,220	282,433	326,784	47,379
Accrued interest	—	295	—	—
Change in fair value of warrant liability	(3,503)	—	—	—
Change in fair value of convertible note receivable	—	—	(105)	(15)
Non-cash operating lease expenses	—	35,317	37,447	5,429
Derecognition of right-of-use asset and lease liability	—	—	(473)	(69)
Changes in operating assets and liabilities:
Accounts receivable	(13,042)	(18,930)	(21,505)	(3,118)
Contract assets	(25,122)	(30,838)	(20,658)	(2,995)
Amounts due from related parties	75,222	212	—	—
Inventories	(9,444)	(66,999)	(21,654)	(3,140)
Prepayments and other current and non-current assets	7,900	(34,859)	33,919	4,918
Accounts payable	25,843	(5,102)	16,632	2,411
Deferred revenue	24,863	68,469	4,762	690
Accrued liabilities and other current liabilities	29,589	44,244	33,662	4,881
Customer deposits	(2,984)	(148)	831	120
Deferred government grants	(728)	(263)	663	96
Operating lease liabilities	—	(29,735)	(37,811)	(5,482)
Other non-current liabilities	—	11,554	—	—

Net cash used in operating activities	(73,543)	(477,886)	(456,808)	(66,232)

Cash flows from investing activities:
Proceeds from maturity of short-term investments	318,000	358,504	65,598	9,511
Proceeds from disposal of equipment	647	565	2,414	350
Prepayment for property and equipment	(15,286)	(6,590)	(8,259)	(1,197)
Purchase of property and equipment	(60,287)	(204,329)	(62,031)	(8,994)
Purchase of intangible assets	(3,966)	(2,529)	(185)	(27)
Purchase of convertible loan	—	—	(5,000)	(725)
Purchase of short-term investments	(348,420)	(63,924)	—	—

Net cash (used in) generated from investing activities	(109,312)	81,697	(7,463)	(1,082)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2020	2021	2022
		RMB	RMB	RMB	US$
Cash flows from financing activities:				—	—
Proceeds from long-term borrowings		18,208	—	—	—
Proceeds from short-term borrowings		5,000	—	—	—
Proceeds from IPO and concurrent private placement (“CPP”), net of issuance costs		1,851,879	—	—	—
Financing lease obligation payments		—	(5,111)	—	—
Proceeds received from capital injection		701	—	—	—
Proceeds from issuance of convertible preferred shares and warrant		269,971	—	—	—
Proceeds from issuance of Class A ordinary shares in connection with Employee Share Incentive Plans	14	67,262	—	—	—
Capital lease obligation payments		(4,893)	—	—	—
Refund of consideration for Employee Share Incentive Program		—	(3,823)	(12,035)	(1,745)
Repayment of short-term borrowings		—	(5,000)	(2,370)	(344)
Repayment of long-term borrowings		(38,909)	(34,695)	—	—
Purchase of treasury stock		—	(4,270)	(71,834)	(10,415)
Repurchase of convertible preferred shares		(3,500)	—	—	—

Net cash generated from (used in) financing activities		2,165,719	(52,899)	(86,239)	(12,504)

Effect of exchange rate on cash, cash equivalents and restricted cash		(155,902)	(37,006)	36,666	5,317

Net increase (decrease) in cash, cash equivalents and restricted cash		1,826,962	(486,094)	(513,844)	(74,501)

Cash, cash equivalents and restricted cash at the beginning of year		98,244	1,925,206	1,439,112	208,652

Cash, cash equivalents and restricted cash at the end of year		1,925,206	1,439,112	925,268	134,151

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest expense paid	3,549	1,517	877	127
Cash payments for operating lease	10,970	30,388	37,811	5,482
Income tax expense paid	—	1,105	98	14
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in prepayments and other non-current assets	629	14,017	7,794	1,130
Purchase of property and equipment included in accounts payable	(2,709)	(32,700)	(6,645)	(963)
Extinguishment of warranty liability through exercise of warrant	19,740	—	—	—
Derecognition of right-of-use asset and lease liability	—	—	473	69
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	1,895,308	1,431,317	905,451	131,278
Restricted cash	29,898	7,795	19,817	2,873

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	1,925,206	1,439,112	925,268	134,151

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
On June 12, 2020, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market. The Company sold 13,500,000 ADSs, each representing one ordinary share, at US$16.50 per ADS (the “IPO Price”). The Underwriters exercised their options to purchase an additional 2,025,000 ADSs. Concurrently, the Company also completed a private placement offering of 1,515,151 ADSs at the IPO Price. The Company received proceeds of US$259,892, net of underwriting discounts and offering expenses, concurrently
with the IPO. The deferred IPO costs were recorded as a reduction of the proceeds received from the IPO and private placement in shareholders’ equity.
As of December 31, 2022, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
BR Hong Kong Limited	April 1, 2014	Hong Kong	100%	Investment holding
Beijing Burning Rock Biotech Co., Ltd. (the “WFOE”)	June 13, 2014	PRC	100%	Trading
Burning Rock Biotechnology (Shanghai) Co., Ltd.	July 4, 2016	PRC	100%	Research and development
Burning Rock Dx LLC	August 28, 2019	United States	100%	Cancer therapy selection test
VIE
Burning Rock (Beijing) Biotechnology Co., Ltd.	January 7, 2014	PRC	Nil	Holding
VIE’s subsidiaries
Guangzhou Burning Rock Dx Co., Ltd.	March 18, 2014	PRC	Nil	Cancer therapy selection test and sales of reagent kits
Guangzhou Burning Rock Medical Equipment Co., Ltd.	January 6, 2015	PRC	Nil	Facilitation of laboratory equipment sales and sales of reagent kits

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
Despite the lack of majority ownership, the Company through the wholly foreign owned entity (“the WFOE”) has effective control of the VIE through a series of contractual arrangements (the “VIE agreements”) and a parent-subsidiary relationship exists between the WFOE and the VIE. Through the VIE agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary beneficiary of the VIE and the Company consolidates the VIE in accordance with SEC Regulation S-X-3A-02 and Accounting Standards Codification (“ASC”) Topic
810-10
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

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Cash and cash equivalents	185,850	376,735	54,621
Restricted cash	—	10,277	1,490
Accounts receivable (net of allowances of RMB38,922 and RMB45,647 (US$6,618) as of December 31, 2021 and 2022, respectively)	92,197	109,948	15,941
Contract assets (net of allowances of RMB14,478 and RMB35,770 (US$5,186) as of December 31, 2021 and 2022, respectively)	42,391	41,757	6,054
Inter-company receivables*	75,560	245,391	35,578
Inventories	119,257	114,340	16,577
Prepayments and other current assets	40,957	19,215	2,787

Total current assets	556,212	917,663	133,048

Property and equipment, net	42,623	59,465	8,621
Intangible assets, net	633	161	23
Other non-current assets	8,346	10,165	1,474
Operating right-of-use assets	51,630	28,805	4,176

Total non-current assets	103,232	98,596	14,294

TOTAL ASSETS	659,444	1,016,259	147,342

Accounts payable	27,102	10,139	1,470
Deferred revenue	133,489	145,117	21,040
Inter-company payables*	897,633	1,601,116	232,140
Accrued liabilities and other current liabilities	89,976	107,240	15,547
Customer deposits	972	1,803	261
Short-term borrowings	2,370	—	—
Current portion of operating lease liabilities	25,692	25,953	3,763

Total current liabilities	1,177,234	1,891,368	274,221

Other non-current liabilities	8,563	1,901	276
Non-current portion of operating lease liabilities	29,669	4,640	673

Total non-current liabilities	38,232	6,541	949

TOTAL LIABILITIES	1,215,466	1,897,909	275,170

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND B ASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2020	2021	2022

	RMB	RMB	RMB	US$
Revenues	432,142	526,071	557,667	80,854
Net loss	(244,765)	(508,803)	(605,934)	(87,852)
The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2020	2021	2022

	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	158,563	(257,506)	(139,381)	(20,208)
Net cash used in investing activities	(9,795)	(11,265)	(37,088)	(5,377)
Net cash (used in) generated from financing activities	(30,880)	304,623	377,630	54,751
As of December 31, 2021 and 2022, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The amount of the net liabilities of the VIE and subsidiaries of VIE was RMB556,022 and RMB881,650 (US$127,828) as of December 31, 2021, and 2022, respectively. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

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
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit loss, inventory provision, standalone selling prices of performance obligations, impairment of long-lived assets, the fair value of share-based awards, percentage of completion for research and developments service contracts and breakage income from central laboratory business. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
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
Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.8972 per US$1.00 on December 31, 2022, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

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
Restricted cash
Restricted cash primarily represents deposits required by the Group’s commercial banks. The Group presents restricted cash within the ending cash, cash equivalents and restricted cash balance on the consolidated statements of cash flows for all periods presented.
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
Upon adoption of ASC326, the
Group records the allowance for credit losses as an offset to accounts receivable and contract assets, with estimated credit losses charged to “General and administrative expenses” in the consolidated statements of comprehensive loss. The Group assesses credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business segments, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The Group applies a migration roll rate method that considers historical collectability based on past due status, the age of the accounts receivable and contract asset balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, and reasonable and supportable forecasts of future economic conditions and other factors that may affect the Group’s ability to collect from customers. The Group writes off accounts receivable and contract assets are deemed uncollectible when after all collection efforts have ceased.

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
Investments
The Group’s investments consist of short-term investments, equity method investment and convertible note receivables. The classification of an investment is determined based on the nature of the investment, the Group’s ability and intent to hold the investment, and the degree to which the Group may exercise influence over the investee.
The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than 3 months, but less than 12 months.
Equity method investment represent investment of 20.29% equity interest in EaSuMed Holding Ltd. for US$363. The Group exercised significant influence over the investee with its one seat on the board of directors and accounted for its investment under the equity method. The Group recognized losses from equity method investment of RMB275, RMB483 and RMB294 (US$43) for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment loss was recognized for the years presented.
In June 2022, the Group extended a three-year RMB
5,000 (US$725)

loan to a private biotech company with interest of the note was
4%
.
The Group can convert the loan principal into equity if the borrower completes a qualified equity financing at any point during the term of the loan. The conversion price will be identical to investors in the subsequent equity financing. The Group elected fair value option method of accounting for the convertible note receivable under ASC 825. Accordingly, the Group remeasures the convertible note receivable on a recurring basis, with fair value changes recorded in other (expense) income, net. During the years ended December 31, 2022, the Group recorded gains of RM
B105 (US$15).

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
The Group holds convertible note receivable issued by a private biotech company. The Group has elected the fair value option method of accounting for the convertible notes. Accordingly, the convertible note receivable was remeasured at fair value on a recurring basis using Level 3 inputs.
The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, contract assets, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amounts of other non-current
liabilities and lease liabilities approximate their fair values since they bea
r interest at rates which approximate market interest rates.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurements (continued)

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended 2021 and 2022. As of December 31, 2021 and 2022, there were no warrants outstanding. Therefore, there were no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2021 and 2022.
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

F-2
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
No impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022.

F-2
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
The Group launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains
a fixed number of the same type cancer therapy selection test which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration based on historical usage rates are referred to as a “breakage”. The Group recognizes the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year period when the monitoring package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. The Group updated its breakage estimates in 2022, resulting in a net increase in revenue and a corresponding reduction in the deferred revenue of approximately RMB
12,015 (US$1,742).
The Group recognized breakage income of RMB11,900, RMB14,177 and RMB26,392 (US$3,826) for the years ended December 31, 2020, 2021 and 2022, respectively.

F-
30

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

F-3
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

F-3
2

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition
(continued)

Contract assets and liabilities
Contract assets decreased RMB634 (US$92)

compared to the years ended December 31, 2021 because the Group has an unconditional right to bill customers only upon delivery of all reagent kits and the Group did not deliver all the reagent kits in certain revenue arrangements with hospitals as of December 31, 2022. The Group recorded an impairment on contract assets of RMB
3,497, RMB14,478 and RMB35,770 (US$5,186) for the years ended December 31, 2020, 2021 and 2022, respectively.
The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services.
Deferred revenue increased RMB4,762 (US$690)

compared to the year ended December 31, 2022 as a result of the increase in payments from the Group’s customers due to the business expansion. The Group receives payments from customers based on the billing schedule established in their contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was
RMB27,807, RMB34,140 and RMB66,198

(US$9,598) for the years ended December 31, 2020, 2021 and 2022, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2021 and December 31, 2022 were RMB257,601 and RMB393,803 (US$57,096), respectively. RMB252,439

(US$36,600) of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue after one year
.
 All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
Value added taxes and related surcharges
The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or
13%.
The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2020, 2021 and 2022, respectively.

F-3
3

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
In 2022, government assistances received by the Group were in the form of cash and primarily to support one of the Group’s research and development programs and interest paid
on
loans. Government subsidies received were
recorded as a reduction of research and development expenses and interest expenses
when
the
related expenditure
s
occurred. As
of
December 31, 2022, accrued liabilities and other current liabilities related to the government assistance received prior to conditions being met
was RMB663 (US$96
) (2021: nil
). For the year ended December 31, 2022, RMB2,337 (US$339)
was
recorded as a reduction of research and development expenses
 (2021: RMB1,871, 2020: RMB1,912) and RMB149 (US$22) was recorded as a reduction of interest expenses (2021: RMB100, 2020: RMB3,000).
Leases
The Group leases office space, employee dormitories and equipment. The Group’s offices and facility leases generally have lease terms between 4 months to 6 years. The Group’s lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation.
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
Upon adoption of ASC 842 on January 1, 2021, the Group (as the lessee) classifies its leases as operating or financing lease at inception in accordance with the recognition criteria in ASC 842-20-25-2. The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Group classifies a lease as an operating lease when it does not meet any one of these criteria. The Group’s lease portfolio consists entirely of operating leases as of December 31, 2022.

F-3
4

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
At the commencement date of an operating lease, the Group recognizes a right-of-use
(“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets. Lease expense is recorded on a straight-line basis over the lease term. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. In estimating its incremental borrowing rate, the Group considers its credit rating, nature of underlying asset, and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease. Leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. The Group also elected to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with ASC 842. The Group recognizes fixed rental payments for these short-term leases as a straight-line expense over the lease term.
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

F-3
5

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
Share-based compensation
The Group applies ASC 718,
Compensation — Stock Compensation
(“ASC 718”), to account for its employee share-based payments awards granted to certain directors, executives and employees. Share options granted are classified as equity awards and are measured based on the grant date fair value of the equity instrument issued. For employee awards with only service condition, the Group records compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in
capital. For employee awards with service condition and performance condition that has a graded vesting schedule, the Group records compensation costs on a tranche-by-tranche
basis, with a corresponding impact reflected in additional
paid-in
capital. For employee awards with service condition and market condition, the Group records compensation costs on a tranche-by-tranche basis, over the earlier of the derived service period or the requisite service period, with a corresponding impact reflected in additional paid-in capital. The Group estimates an award’s derived service period based on the best estimate of the period over which an award’s vesting conditions will be achieved. If the market-based vesting conditions are not met and the market-based award is cancelled, the expense will not be reversed unless the market-based award is forfeited. The Group has early adopted ASU
No. 2016-09
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
Share-based compensation
(continued)

Modification, replacements or cancellation of awards
A change in any of the terms or conditions of the awards, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. The Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
Loss per share
In accordance with ASC 260,
Earnings Per Share
, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted
method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, no losses were allocated to the convertible preferred shares in the computation of basic loss per share using the two-class
method as the Company is in a net loss position and the participating securities do not have contractual rights an
d
obligations to share in the losses of the Company.
Treasury stock
The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets. At retirement of the treasury stock, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stock over the aggregate par value is charged to retained earnings.

F-3
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee defined contribution plan
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB28,232, RMB70,036 and RMB88,293 (US$12,801) for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Concentration of risks
Concentration of credit risk
As of December 31, 2022, the Group had RMB925,268 (US$134,151) cash and cash equivalents
 and
 restricted cash, 89% and 11% of which were held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively
. In the event of bankruptcy of one of the financial institutions in which the Group has deposits as of December 31, 2022, all deposits have been transferred to other reputable financial institutions in the PRC as of the date of this report. The Group regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Account receivables are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2020 and 2021, the Group had two and one customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. As of December 31, 2022, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

F-3
8

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of risks
(continued)

Concentration of suppliers
A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 57%, 44% and 50% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2020, 2021 and 2022, respectively.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For US$ against RMB, there was depreciation of approximately 6.3%,

2.3% and

appreciation of approximately 8.2
%
in the years ended December 31, 2020, 2021 and 2022 respectively.
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

F-3
9

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reverse share split
On January 30, 2020, the Company’s board of directors and shareholders approved an amended and restated memorandum and articles of association of the Company to effect a reverse split of shares of all issued and unissued shares of the Company (including stock options issued or issuable to employees and directors) as well as issued and outstanding Preferred Shares, on a
2-for-1
basis (the “Reverse Share Split”). The par values and the authorized shares of the ordinary shares, preferred shares were adjusted as a result of the Reverse Share Split. The Reverse Share Split became effective on January 30, 2021. All ordinary shares, preferred shares, and the related per share amounts contained in the financial statements have been retroactively adjusted to reflect the Reverse Share Split for all periods presented.
Recently issued accounting pronouncements
New accounting standards which have been adopted
In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group adopted this standard on January 1, 2022. The adoption of this standard has been applied to existing government assistance transactions.
New accounting standards which have not yet been adopted
In October 2021, the FASB issued ASU 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Recently issued accounting pronouncements
(continued)
New accounting standards which have not yet been adopted
(continued)

In June 2022, the FASB issued ASU 2022-03,
Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

3	SEGMENT REPORTING
For
 the years ended December 31, 2020, 2021 and 2022, the Group had three operating segments, including central laboratory business, in-hospital
business and pharma research and development services. The operating segments also represented the reporting segments. The Group’s CODM assesses the performance of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital
business and pharma research and development services. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the years ended December 31, 2020, 2021 and 2022 is as follows:

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

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2021
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	319,353	(281)	23,393	342,465
Revenues from sales of products	—	165,397	—	165,397

Total revenues	319,353	165,116	23,393	507,862

Cost of revenues:	(81,088)	(50,315)	(12,313)	(143,716)

Gross profit	238,265	114,801	11,080	364,146

	For the year ended December 31, 2022
	Central labor at ory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	US$
Revenues:
Revenues from services	314,770	3,606	73,172	391,548	56,769
Revenues from sales of products	—	171,690	—	171,690	24,893

Total revenues	314,770	175,296	73,172	563,238	81,662

Cost of revenues:	(82,123)	(63,296)	(37,780)	(183,199)	(26,561)

Gross profit	232,647	112,000	35,392	380,039	55,101

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

Geographic information
The analysis of the total long-lived assets excluding equity method investment, long-term investments, deferred tax assets and intangible assets by country was as follows:

	As of December 31,
	2021	2022
	RMB	RMB	US$
PRC	405,544	286,797	41,582
United States	46,037	34,127	4,948

	451,581	320,924	46,530

Total revenues by geographic area are presented as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
PRC	429,903	504,052	553,304	80,222
United States	—	3,810	9,934	1,440

	429,903	507,862	563,238	81,662

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	131,363	152,868	22,164
Allowance for credit losses	(39,166)	(42,914)	(6,222)

	92,197	109,954	15,942

The movements in the allowances for doubtful accounts and credit losses were as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	13,112	24,215	39,166	5,679
Adoption of ASC 326	—	11,358	—	—
Provision for credit losses	13,647	3,593	3,748	543
Write-offs	(2,544)	—	—	—

Balance at the end of the year	24,215	39,166	42,914	6,222

5 CONTRACT ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Contract assets	56,869	77,527	11,240
Allowance for credit losses	(14,478)	(35,770)	(5,186)

	42,391	41,757	6,054

The movements in the provision for contract assets and allowance for credit losses were as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Balance at the beginning of the year	—	3,497	14,478	2,099
Adoption of ASC 326	—	2,383	—	—
Provision for credit losses	3,497	8,598	21,292	3,087

Balance at the end of the year	3,497	14,478	35,770	5,186

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	INVENTORIES, NET

	As of December 31,
	2021	2022
	RMB	RMB	US$
Raw materials	81,027	87,428	12,676
Work in progress	7,902	7,586	1,100
Finished goods	34,281	35,307	5,119

	123,210	130,321	18,895

7	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Deductible input VAT	23,232	18,416	2,670
Prepayments	30,695	20,523	2,976
Deposits	1,874	2,094	304
Interest receivable	111	103	15
Employee loan (i)	3,500	—	—
Others (ii)	867	10,326	1,497

	60,279	51,462	7,462

(i)	On March 16, 2021 the Group extended a loan to an employee with a principal amount of RMB3,500 (US$507) at a simple annual interest rate of 3.08%. The loan was repaid in February 2022.

(ii)
Certain financial assets included in others, net of the allowance for credit losses of
RMB
95
 and nil as of December 31, 2021 and 2022, respectively. Cumulative effect of adopting ASC 326 on January 1, 2021 of other current assets was
RMB
115

(US$
17
)
.
Reversal of provision were
RMB
76
 and
RMB
95

(US$14
) for the years ended December 31, 2021 and 2022, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

8	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Machinery and laboratory equipment	231,289	265,476	38,490
Vehicles	2,812	2,808	407
Furniture and tools	15,723	19,031	2,759
Electronic equipment	48,068	51,774	7,507
Leasehold improvements	161,037	187,379	27,167
Construction in progress	27,555	2,659	386

	486,484	529,127	76,716
Accumulated depreciation	(161,046)	(277,298)	(40,204)

	325,438	251,829	36,512

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB32,457, RMB44,604 and RMB120,747 (US$17,506), respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	INTANGIBLE ASSETS, NET
Intangible assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Computer software	10,450	10,654	1,545
Accumulated amortization	(5,300)	(8,668)	(1,257)

	5,150	1,986	288

Amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB852, RMB3,162 and RMB3,349 (US$486), respectively. As of December 31, 2022, estimated amortization expenses of the existing intangible assets for each of the next five years was RMB1,583, RMB401, RMB2, nil and nil, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASES
Operating leases as lessee
The components of lease cost were as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$

Operating lease cost	34,785	37,447	5,429
Short-term lease cost	1,740	2,267	329
Finance lease cost:
Amortization of ROU assets	3,846	—	—
Interest expense on lease liabilities	295	—	—
Sublease income (i)	(187)	—	—

Total lease cost	40,479	39,714	5,758

(i)
On April 1, 2021, the Group entered into a
one-ye
ar
sublease agreement on its office with a
related
party
and
recorded RMB187(US$27) in other income for the year ended December 31,2021. The contract was terminated on
September
30, 2021.

	For the year ended December 31,
	2021	2022
	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	30,388	37,811	5,482
Operating cash flows used for finance leases	295	—	—
Financing cash flows used for finance leases	5,111	—	—
ROU assets obtained in exchange for operating lease liabilities	90,272	4,311	625
Weighted-average remaining lease term for operating leases (in years):	2.41	1.58
Weighted-average discount rate for operating leases:	6.08%	4.95%

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASE (CONTINUED)
Operating

as lessee (continued)

For the year ended December 31, 2022, total operating lease costs and short-term lease costs of RMB9,875 (US$1,432), RMB2,971(US$431), RMB618 (US$90) and RMB26,250 (US$3,805) were recorded in cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expenses, respectively.
For the years ended December 31, 2020 and 2021, total rental related expenses for all operating leases amounted to RMB12,103 and RMB36,525, respectively.

Future lease payments under operating leases as of December 31, 2022 were as follows: Years ending December 31,	Operating leases
	RMB	US$
2023	39,605	5,742
2024	10,035	1,455
2025	3,746	543

Total future lease payments	53,386	7,740
Less: imputed interest	(2,599)	(376)

Total lease liability balance	50,787	7,364

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$

Accrued payroll and welfare	74,970	70,989	10,293
Guaranteed return to eligible employees*	—	38,972	5,650
Interests payable	830	—	—
Accrued reimbursement expenses	27,918	23,197	3,363
Professional service fees	3,314	10,042	1,456
Other taxes and surcharge	7,692	11,025	1,598
Others	13,168	19,607	2,843

	127,892	173,832	25,203

*
Balance
represented
guaranteed return to eligible employees resulting from modification of Employee Share Incentive Plan No. 1 (the “ESIP No. 1”), and Employee Share Incentive Plan No. 2 (the “ESIP No. 2”) as described in Note 13.

12	SHORT-TERM BORROWINGS
As of December 31, 2021, the short-term borrowings included RMB
2,370
(US$
344
) RMB denominated loan from one third-party individual with an interest rate of
5
% per annum. The loan is unsecured and repayable on demand.
The Group repaid the loan in July 2022.
In 2022, the Group received RMB149 (US$22) government subsidy for interest paid on loans in prior year. The Group recorded the subsidy as a deduction from the related interest expense.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	SHARE-BASED COMPENSATION
On June 20, 2014, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution to reserve a total of

3,001,365 ordinar
y s
hares of the Company for the purpose of issuing share option awards to its eligible employees, officers or directors of the Group (the “Pre-IPO Plan”). On August 20, 2016, the shareholders and the Board approved a resolution to increase the share option pool to
3,690,599. On April 19, 2018, the shareholders and the Board further approved a resolution to increase the share option pool up to 5,290,234. Awards under the
Pre-IPO
Plan generally have vesting period over a period of 3 to 4 years and a contractual life of 10 years. The Company granted 296,327, 361,843 and 110,000 options under the
Pre-IPO
Plan for the years ended December 31, 2020, 2021 and 2022, respectively.
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

The Company granted nil
options under the Management Plan for the years ended December 31, 2021 and 2022.
In May 2020, the shareholders and the Board of Directors of the Company approved an equity incentive plan (“2020 Plan”). Under the 2020 Plan, the Company is authorized to grant up to 4,512,276 ordinary shares in the form of options, restricted shares and restricted share units. Awards under the 2020 Plan have vest over a period of 4 years and options granted under the 2020 Plan have a 10
-
year contractual life. The Company granted
 nil
and 2,185,217 options under the 2020 Plan for the years ended December 31, 2021 and 2022.
In December 2021, the shareholders and the Board of Directors of the Company approved an equity incentive plan (“2021 Plan”). Under the 2021 Plan, the Company is authorized to grant options to purchase up to 12,533,016 ordinary shares. The 2021 Plan consists of 2 vesting tranches, with vesting contingent on a
5-year
service condition and achievement of certain market conditions. The first tranche of the 2021 Plan will vest if the Company’s valuation based the preceding
60-day
average closing share price reaches US$10 billion before the fifth anniversary of grant date. The second tranche of the 2021 Plan will vest if the Company valuation reaches US$15 billion before seventh anniversary of the grant date. The Company granted 10,416,956 options under the 2021 Plan on March 10, 2022.
In September 2022, the shareholders and the Board of Directors of the Company approved an equity incentive plan (“2022 Plan”). Under the 2022 Plan, the Company is authorized to grant options to purchase up to 11,775,525 ordinary shares. The 2022 Plan consists of 3 vesting tranches, with vesting contingent on a 5-year service condition and achievement of certain market conditions. The first tranche of the 2022 Plan will vest if the Company’s valuation based the preceding 60-day average closing share price reaches US$2 billion before the fifth anniversary of grant date. The second tranche of the 2022 Plan will vest if the Company valuation reaches US$4 billion before seventh anniversary of the grant date. The third tranche of the 2022 Plan will vest if the Company valuation reaches US$10 billion before seventh anniversary of the grant date. The 2022 Plan and the grant of the awards thereunder replaced the Company’s 2021 Plan and the grant of the awards thereunder. The Company granted 11,317,623 options under the 2022 Plan for on September 26, 2022.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 3	SHARE-BASED COMPENSATION (CONTINUED)

As of September 26, 2022, 10,383,868 options outstanding under 2021 Plan were replaced by 10,125,723 options newly granted under 2022 Plan and 50 eligible employees affected in total by the replacement. The replacement was accounted for as a modification to the original awards and the total incremental cost resulting from the modification was RMB13,246 (US$1,920).

As of December
31
,
2022
, there were
696,607
,
111,742
,
2,451,875
and
517,902
awards available for future grant for the
Pre-IPO
Plan, Management Plan,
2020
Plan and

2
 Plan, respectively.
Upon the issuance of the Series A Preferred Shares, the Founder entered into an arrangement with the Series A preferred shareholders, whereby all ordinary shares of the Founder became subject to service and transfer restriction. Such shares are subject to repurchase by the Company at the price equal to the original purchase price paid by the Founder upon early termination of the requisite period of employment of the Founder. The restricted shares are subject to a four
-year service condition with 25% of the total shares shall be vested one
year from the issuance of the Series A Preferred Shares and the remaining 75% of the total shares will vest monthly in equal installment over the remaining requisite service period of 3 years. This arrangement is accounted for as a grant of restricted share awards subject to service vesting conditions.
On May 9, 2020 the Group’s shareholders and Board of Directors approved the ESIP No. 1, pursuant to which the Group may issue up to
2,614,636
Class A ordinary shares to qualified employees at US$
13.2 per share, representing a 20%
 discount from the Group’s Class A ordinary share IPO pric
e. O
n June 25, 2020, the Group’s shareholders and Board of Directors approved the ESIP No. 2, pursuant to which the Group allowed qualified employees to purchase the Group’s Class A ordinary shares at US$
20.02 per share, representing a 30% discount from the
5-day
volume weighted average price of
the Company’s ADSs between June 17, 2020 and June 23, 2020. Each qualified employee can subscribe up to

RMB
2,000

worth of shares, depending on their position and length of service with the Group.
Shares subscribed under both ESIP No. 1 and ESIP No.
 2
 are subject
to
a three-year
 vesting
period, with 10%, 40% and 50
% of ESIP No. 1 shares vesting on the first, second and third anniversary of the Company’s IPO, respectively, and 10%, 40% and 50% of ESIP No. 2 shares vesting on the first, second and third anniversary of the subscription date, respectively. The Group accounts for awards under the ESIP No. 1 and ESIP No. 2 as a grant of restricted share awards subject to vesting condition.
In December 2022 the Group modified ESIP No. 1 and ESIP No. 2 for 90 eligible employees by adding a
5%
per annum
guaranteed return based on each employee’s respective subscription price. The guaranteed return is payable when the eligible employee reach the end of their original three-year vesting period. The Group accounted for the guaranteed return as an additional cash settled component to the original restricted share awards, subject to a three-year service period from the original subscription date. The Group recorded incremental expenses related to the cash settled component of RMB11,554 and RMB27,413 (US$3,975) respectively for the year ended December 31, 2021 and 2022.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 3	SHARE-BASED COMPENSATION (CONTINUED)

Share options
The Board determines the exercise price, vesting and other conditions of individual awards and are subject to multiple service vesting periods. The options granted vests over various vesting schedules with no more than four years.
Prior to the IPO, the Group determined the fair value of its share-based payment awards granted without market conditions using the binomial option valuation model with assistance from an independent third-party appraiser. Upon completion of the IPO, the Group determined the fair value of share-based payment awards granted without market conditions using the Black-Scholes model and determined the fair value of share-based payment awards granted with market conditions using the Monte Carlo Simulation model. The binomial option valuation model, Black-Scholes models and Monte Carlo Simulation model all require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, exercise multiple, risk-free rate and dividend yield. Prior to the IPO, the Group estimated the grant date fair value of its ordinary shares with the assistance from the third-party appraiser. Upon completion of the IPO, the Group used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of its ordinary shares. For expected volatility, the Group referenced historical volatility of several comparable peer companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on management’s expected dividend policy over the contractual life of the options.
The assumptions used to estimate the fair values of the share options, restricted shares and restricted share units granted are as follows:

	For the years ended December 31,
	2020	2021	2022
Risk-free interest rate	0.51%-1.90%	0.97%-2.07%	1.52%-3.94%
Dividend yield	0%	0%	0%
Expected volatility range	44.9% - 49.3%	47.67%-72.98%	48.20%-56.00%
Exercise multiple	2.20	N/A	2.80
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$9.41 - US$27.15	US$9.53 - US$30.50	US$0.013-9.29
The Group recorded compensation costs using the straight-line method for employee award with only service condition, recorded compensation costs on a tranche-by-tranche
basis for employee award with service condition and performance condition that has graded vesting schedule over the requisite service period and recorded compensation costs on a tranche-by-tranche basis, over the earlier of the derived service period or the requisite service period. The share option awards have a contractual life for ten years from the grant date and are exercisable after they vest.

BURNING ROCK BIOTECH
LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)
Share options
(continued)

The following table summarizes the share option activities for the years ended December 31, 2020, 2021 and 2022:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per option	US$ per option	Years	US$

Outstanding, January 1, 2020	2,403,799	1.5340	3.75	8.75	20,079

Granted	5,771,720	0.0002	26.75	—	—
Exercised	(233,440)	0.0002	1.18	—	—
Forfeited	(121,650)	0.0002	3.31	—	—

Outstanding, January 1, 2021	7,820,429	0.4717	21.28	9.10	176,963

Granted	361,843	0.0002	22.64	—	—
Exercised	(425,407)	0.0002	2.56	—	—
Forfeited	(150,529)	0.0002	8.51	—	—

Outstanding, January 1, 2022	7,606,336	0.4849	21.92	8.25	69,907

Granted	23,981,792	7.3877	0.66	—	—
Exercised	(746,042)	0.0002	5.57	—	—
Forfeited	(398,106)	1.6149	5.75	—	—
Cancelled	(10,383,868)	13.3900	0.57	—	—
Outstanding, December 31, 2022	20,060,112	2.0527	8.43	8.93	19,280

Vested and expected to vest at December 31, 2022	20,060,112	2.0527	8.43	8.93	19,280

Exercisable at December 31, 2022	341,083	10.8097	8.17	5.21	979

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had an exercise price below the estimated fair value of the relevant ordinary shares.
The aggregate fair values of the equity awards vested during the years ended December 31, 2020, 2021 and 2022 were RMB3,580, RMB21,207 and RMB23,816 (US$3,453), respectively. As of December 31, 2022, there was total unrecognized employee share-based compensation expense of RMB491,575 (US$71,272
)
related to unvested options, which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost is recognized over a weighted-average period of 1.83 years. Total intrinsic value of the options exercised for the years ended December 31, 2020, 2021 and 2022 were RMB1,859, RMB8,355 and RMB1,686 (US$244).

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 3	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares units
The Board granted restricted share units to one of the board members in June 2020. The Board determined vesting and other conditions of individual awards, which are subject to multiple service vesting periods. The restricted share units vest over a period of two years. The Group determined the fair value of the restricted share units using the grant date closing ADS price quoted on NASDAQ exchange. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the restricted shares units. The restricted shares units are exercisable up to ten years from the grant date. The following table summarizes the restricted shares unit activities for the years ended December 31, 2020, 2021 and 2022:

	Number of shares	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per unit	Years	US$
Outstanding , December 31, 2019	—	—	—	—

Granted	4,848	24.35	—	—

Outstanding , December 31, 2020	4,848	24.35	9.46	119

Vested	(2,424)	24.35	—	—

Outstanding, December 31, 2021	2,424	24.35	8.46	36

Granted	47,985	2.36	—
Vested	(3,699)	24.35	—

Outstanding, December 31, 2022	46,710	2.37	9.48	106

Vested and expected to vest at December 31, 2022	47,985	2.36	9.48	108

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1 3	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares
The following table summarizes the restricted share activities during the years ended December 31, 2020, 2021 and 2022:

	Number of shares	Weighted average grant date fair value
		US$ per share
Outstanding as of December 31, 2019	—	—

Granted	743,955	8.74
Outstanding as of December 31, 2020	743,955	8.74

Vested	(91,431)	8.92

Forfeited	(38,672)	7.76

Outstanding as of December 31, 2021	613,852	8.79

Vested	(237,963)	8.80
Forfeited	(19,630)	8.98
Repurchased	(105,251)	8.90

Outstanding as of December 31, 2022	251,008	8.71

Prior to the IPO, the Group used the discounted cash flow method to determine the underlying equity value of the Company and adopted the equity allocation model to determine the fair value of the restricted shares as of the dates of issuance. Upon completion of the IPO, the Group determined the fair value of the restricted share awards as the difference between the grant date closing ADS price quoted on NASDAQ exchange and the employees’ purchase price. The aggregate fair value of the restricted share awards granted during the years ended December 31, 2020 was RMB
42,540
. For the years ended December 31, 2020, 2021 and 2022, the Group recorded compensation expenses for the restricted shares of
RMB
1,671
, RMB
15,899
and RMB
28,109
(US$
4,075
), respectively.
Total share-based compensation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	796	1,504	1,783	258
Research and development expenses	49,801	29,637	52,873	7,666
Selling and marketing expenses	3,457	9,612	8,525	1,236
General and administrative expenses	119,166	241,680	263,603	38,219

Total share-based compensation expenses	173,220	282,433	326,784	47,379

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	TREASURY STOCK
Treasury stock account includes 106,014 ordinary shares repurchased from eligible employees under ESIP No.

1 and ESIP No.

2 and 3,023,138 ordinary shares repurchased from the open market as of December 31, 2022.
The Company repurchased 61,026 restricted shares from one of the Founder for RMB4,270 during the years ended December 31, 2021.
The Company modified the award agreements with two senior management under ESIP No. 1 and ESIP No. 2, repurchased 163,877 restricted shares for RMB16,412 (US$2,380) in cash during the year ended December 31, 2022, which was accounted for as a modification of the original award. The Company recorded RMB4,984 (US$723) in treasury stock and the remaining amount of RMB11,428 (US$1,657) was treated as the incremental compensation cost and recorded in additional paid-in capital.
In June 202
2
, the Company entered into a US$10 million accelerated share repurchase (“ASR”) agreement with Bank of America. The Company paid US$10 million in cash and received 3,023,138 shares of its
 common stock and recorded

treasury stock of

RMB57,193 (US$8,555) treasury stock
.

The difference between the repurchase consideration
and
fair value of the Company’s ordinary shares as of the repurchase date was
 RMB9,657 (US$1,445)
and recorded as a debit to
additional paid-in capital. The total number of shares repurchased wa
s based on a combined discounted volume-weighted average price (“VWAP”) of US$3.3078 per share, which wa
s determined based on the average of the daily VWAP of

the

Company’s
common stock, less a fixed discount, over the term of the ASR agreement.

Repurchased stock is reserved for future issuance upon the
exercise
of the Company’s vested share options and hence classified as treasury stock.

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
Guangzhou Burning Rock Dx Co., Ltd. was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 20
22
 and was entitled to the preferential rate of 15%. All other operating entities in the PRC are subject to the 25% EIT rate.

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
United States
As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US was 21% for the year ended December 31, 2022. The subsidiary in the US operated its business in the states of
California, Maryland,
and New Jersey, and was also subject to state income tax at rates of approximately 8.84%
,
8.25
%
and 9%, respectively, for the year ended December 31, 2022
.
Hong Kong
Under the Hong Kong tax laws, the subsidiary in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% and it may be exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.
The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

PRC	(366,634)	(704,003)	(892,612)	(129,416)
Non-PRC	(40,601)	(91,795)	(76,636)	(11,111)

Total loss before income tax	(407,235)	(795,798)	(969,248)	(140,527)

The current and deferred components of the income tax expense are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Income tax expense - current tax	—	899	1,985	288

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

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Loss before income tax	(407,235)	(795,798)	(969,248)	(140,527)
Income tax benefits computed at PRC statutory rate (25%)	(101,809)	(198,950)	(242,312)	(35,132)
Effect of tax rate differential	10,375	13,896	4,493	651
Research and development super-deduction	(6,011)	(9,897)	(13,376)	(1,939)
Non-deductible expenses	54,255	84,029	73,476	10,653
Non-taxable income	(872)	(872)	(575)	(83)
Expiration of Tax Attributes	—	—	6,540	948
Others	—	—	1,102	160
Changes in valuation allowance	44,062	112,693	172,637	25,030

Income tax expenses	—	899	1,985	288

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAX (CONTINUED)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$

Deferred tax assets:
Accruals and reserves	14,748	28,725	4,165
Net operating loss carried forward	98,015	182,191	26,415
Government grants	—	99	14
Depreciation and amortization	681	4,160	604
Excessive education fee	625	593	86
Research and development expense carried forward	1,063	—	—
Capitalized research and development expense	—	5,581	809
Timing difference of research and development expense recognition	154,017	215,026	31,176
Timing difference of revenue recognition	—	1,161	168
Excessive donation expense carried forward	2,449	2,533	367
Operating lease liabilities	21,438	10,405	1,509

Gross deferred tax assets	293,036	450,474	65,313

Less: Valuation allowance	(264,196)	(436,833)	(63,335)

Total deferred tax assets	28,840	13,641	1,978

Deferred tax liabilities:
Operating right of use assets	(20,033)	(13,075)	(1,896)
Depreciation and amortization	(8,807)	(566)	(82)

Total deferred tax liabilities	(28,840)	(13,641)	(1,978)

Net deferred tax assets	—	—	—

As of December 31, 2021 and 2022, the Group had net operating losses of RMB392,060 and RMB706,384 (US$102,416), respectively, mainly deriving from entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as a HNTE in 2018 and thereafter.

The Company’s net operating losses are estimated to expire
beginning
2023.
Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future income, exclusive of reversing deductible temporary differences, tax planning and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity
basis. As of December 31, 2021 and 2022, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	INCOME TAX (CONTINUED)

The Company did not recognize any deferred tax liabilities for temporary differences related to investment in foreign subsidiaries. Undistributed
earnings of the Company’s Hong Kong subsidiary amounted to approximately RMB15,503 and RMB19,595 (US$2,841) on December 31, 2021 and 2022, respectively. The Hong Kong subsidiary is wholly owned by the Company’s Cayman holding company. Both entities are tax-exempt for distribution received from subsidiaries.

In addition, the remaining investment in foreign subsidiaries have an accumulated deficit or can be recovered in a tax free manner.
Unrecognized tax benefits
As of December 31, 2021 and 2022, the Group had unrecognized tax benefits of nil and RMB1,901 (US$276), which were presented in the other non-current liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2021 and 2022 were primarily related to the adjustment of transfer pricing. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. As of December 31, 2021, and 2022, there were nil and RMB1,901 (US$276) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB	US$
Balance at January 1	—	—	—
Additions based on tax positions related to current year	—	1,901	276

Balance at December 31	—	1,901	276

The Company records interest and penalties as part of its income tax expense. The Group did not record any interest and penalties related to an uncertain tax position for the year ended December 31, 20
22.
In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 201
7
 through 202
2
 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2020, 2021 and 2022 are calculated as follows:

	For the years ended December 31,
	2020		2021		2022
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to Burning Rock Biotech Limited’s shareholders	(304,440)	(102,795)	(664,244)	(132,453)	(809,298)	(117,337)	(161,935)	(23,478)
Accretion of convertible preferred shares	(48,359)	(16,329)	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(352,799)	(119,124)	(664,244)	(132,453)	(809,298)	(117,337)	(161,935)	(23,478)

Denominator:
Weighted-average number of ordinary shares outstanding	51,313,708	17,324,848	87,556,581	17,324,848	87,005,610	87,005,610	17,324,848	17,324,848
Effect of unvested restricted shares	(4,077)	—	(673,570)	—	(421,510)	(421,510)	—	—

Weighted-average number of ordinary shares outstanding - basic and diluted	51,309,631	17,324,848	86,883,011	17,324,848	86,584,100	86,584,100	17,324,848	17,324,848

Loss per share - basic and diluted	(6.88)	(6.88)	(7.65)	(7.65)	(9.35)	(1.36)	(9.35)	(1.36)

The Group applied the
two-class
method to the outstanding Class A and Class B ordinary shares for the years ended December 31,
2020
,
2021 and 2022. The Group excluded unvested restricted shares from the computation of weighted-average number or ordinary shares outstanding because the Group was in a loss position and the restricted shares holders do not have an obligation to fund losses of the Group. The Group excluded the effects of all outstanding Preferred Shares, the warrant and share options from the computation of diluted loss per share for the years ended December 31, 2020, 2021 and 2022 as their effects would be anti-dilutive.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship
Yusheng Han	Shareholder of a shareholder of the Company, Chief Executive Officer, director
Shaokun Chuai	Shareholder of a shareholder of the Company, Chief Scientific Officer, director
EaSuMed Holding Ltd.	Equity method investee
Guangzhou Burning Rock Biological Engineering Co., Ltd.	Company controlled by the Founder

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Service received from:
EaSuMed Holding Ltd.	770	2,195	201	29

Rental income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd. (iii)	—	187	—	—

Equipment usage service income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd. (iv)	—	441	—	—

Interest income from:
Yusheng Han (i)	176	—	—	—
Shaokun Chuai (ii)	295	—	—	—

	471	—	—	—

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

(iii)
On April 1, 2021, the Group entered into a
one-year
sublease agreement on its office with a related party and recorded RMB97 in other income for the year ended December 31, 2021. The lease was early terminated on September 30, 2021.

(iv)
On April 1, 2021, the Group entered into a
contract
to
provide equipment usage service to

its related party
with a total contract
amount of RMB997, of which RMB441 was

recorded in other income for the year ended December 31,

2021. The contract was

early

terminated on September 30, 2021.

18	COMMITMENTS AND CONTINGENCIES
Short-term operating lease commitments
The Group had short-term operating lease commitments for certain office of RMB1,930
 (
US$280) as of December 31, 2022, which are scheduled to be paid within one year.
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

19	RESTRICTED N E T ASSETS
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. As of December 31, 2021 and 2022, restricted net assets of
the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were RMB382,724 and RMB386,266 (US$56,003), respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323,
Investments—Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as “Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries of its share of the subsidiaries and VIE was reduced to nil for the years ended December 31, 2021 and 2022 and the carrying amount of “Inter-company payables” was further adjusted as the Company committed to provide financial support to the VIE as disclosed in Note 1.
The subsidiaries did not pay any dividends to the Company for the years presented. The Company does not have significant commitments or long-term obligations as of the year end other than those presented. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,307	71,858	10,418
Restricted cash	7,794	2,120	307
Inter-company receivables	2,929,351	3,057,703	443,325
Prepayments and other current assets	660	121	18

Total current assets	2,963,112	3,131,802	454,068

Non-current assets:
Equity method investment	910	690	100
Property and equipment, net	1,778	1,278	185

Total non-current assets	2,688	1,968	285

Total assets	2,965,800	3,133,770	454,353

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Inter-company payables	1,116,373	1,964,454	284,819
Accrued liabilities and other current liabilities	4,116	10,975	1,590

Total current liabilities	1,120,489	1,975,429	286,409

Total liabilities	1,120,489	1,975,429	286,409

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2 0	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
Condensed Balance Sheets
(continued)

	As of December 31,
	2021	2022
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 87,784,001 and 85,318,596 shares issued and outstanding as of December 31, 2021 and 2022)	116	117	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 and 20,000,000 shares authorized; 17,324,848 and 17,324,848 shares issued and outstanding as of December 31, 2021 and 2022)	21	21	3
Treasury stock	—	(58,919)	(8,542)
Additional paid-in capital	4,280,956	4,582,790	664,442
Accumulated deficits	(2,228,713)	(3,199,946)	(463,949)
Accumulated other comprehensive loss	(207,069)	(165,722)	(24,027)

Total shareholders’ equity	1,845,311	1,158,341	167,944

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,965,800	3,133,770	454,353

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
General and administrative expenses	(33,530)	(48,566)	(31,041)	(4,501)
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(378,255)	(750,015)	(943,534)	(136,800)

Total operating expenses	(411,785)	(798,581)	(974,575)	(141,301)

Loss from operations	(411,785)	(798,581)	(974,575)	(141,299)

Interest income	1,318	2,365	3,636	527
Other expense, net	(271)	(481)	(294)	(43)
Change in fair value of warrant liability	3,503

Loss before income taxes	(407,235)	(796,697)	(971,233)	(140,815)

Income tax expenses	—	—	—	—

Net loss	(407,235)	(796,697)	(971,233)	(140,815)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(407,235)	(796,697)	(971,233)	(140,815)
Accretion of convertible preferred shares	(64,688)	—	—	—
Net loss attributable to ordinary share holders	(471,923)	(796,697)	(971,233)	(140,815)
Other comprehensive (loss) income, net of tax of nil:	—	—	—	—
Foreign currency translation adjustments	(176,888)	(39,480)	41,347	5,995
Total Comprehensive loss	(584,123)	(836,177)	(929,886)	(134,820)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	59,605	(51,411)	(19,357)	(2,807)
Net cash used in investing activities	(814,967)	(1,179,603)	125,576	18,207
Net cash generated from financing activities	2,128,705	—	(66,850)	(9,692)
Effect of exchange rate changes	(131,185)	(484)	1,508	218

Net (decrease) increase in cash and cash equivalents	1,242,158	(1,231,498)	40,877	5,926

Cash and cash equivalents at the beginning of year	22,441	1,264,599	33,101	4,799

Cash and cash equivalents at the end of year	1,264,599	33,101	73,978	10,725