Form 20-F
period 2023-12-31
Burning Rock Biotech Ltd
filed 2024-04-29
CIK 1792267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
020
-
3403
7871 Email: ir@brbiotech.com
No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, 510005
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	BNR	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary share, par value US$0.0002 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
American depositary shares, each representing one Class A ordinary share	BNR	London Stock Exchange (The Main Market) )

*	Not for trading, but only in connection with the listing of the Nasdaq Global Market of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,115,600 Class A ordinary shares (excluding (i) the 708,828 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock) and 17,324,848 Class B ordinary shares, par value US$0.0002 per share, as of December 31, 2023.
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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 19, 2024, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2403 to US$1.00.

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

•

our ability to obtain and maintain regulatory approvals from China’s National Medical Products Administration (“NMPA”), the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP;

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

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under applicable laws. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures for Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Tian Yuan Law Firm, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. After consulting with our PRC legal counsel, Tian Yuan Law Firm, we believe that we are in compliance with regulations or policies that have been issued by the CAC as of the date of this annual report in all material aspects, on the following bases: (i) we have set up internal cybersecurity regulations, including data backup and recovery measures and disaster recovery measures; (ii) we have completed the Grade III information security protection filing for major software as required by the relevant regulations and policies issued by relevant authorities; (iii) we inform our users and obtain their consent before collecting their personal information; (iv) we store relevant information in our own servers within the PRC; (v) we have not been investigated or received any request from any CAC authorities as of the date of this annual report; (vi) we have not been subject to any administrative penalties regarding cybersecurity or data security issues as of the date of this annual report; and (vii) we have not been a party to any litigation or arbitration regarding with cybersecurity or data security issues as of the date of this annual report. As advised by Tian Yuan Law Firm, our PRC counsel, as of the date of this annual report, we are not subject to any cybersecurity review under the cybersecurity laws and regulations.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which will take effective from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

Risks Associated with the Holding Foreign Companies Accountable Act

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022 (the amended act, the “HFCA Act”). The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Pursuant to amendments made to the HFCA Act, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in the PRC—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Results of Operations, Financial Position and Cash Flows of the VIE and Its Subsidiaries

The tables below set forth the results of operations of the VIE and subsidiaries of the VIE included in our consolidated statements of comprehensive loss for 2021, 2022 and 2023:

	For the year ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	77,234	526,071	(95,443)	507,862
Net loss	(277,034)	(508,803)	(10,860)	(796,697)

	For the year ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Revenues	186,658	557,667	(181,087)	563,238
Net loss	(370,725)	(605,934)	5,426	(971,233)

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Revenues	87,759	537,502	(87,826)	537,435	75,696
Net loss	(318,484)	(340,575)	5,370	(653,689)	(92,070)

The tables below set forth the condensed consolidating schedule of financial position of the VIE and subsidiaries of the VIE as of the dates indicated:

	As of December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Cash and cash equivalents	528,716	376,735	—	905,451
Restricted cash	9,540	10,277	—	19,817
Inter-company receivables	1,601,116	245,391	(1,846,507)	—
Total current assets	2,187,606	917,663	(1,846,507)	1,258,762
Total non-current assets	230,109	98,596	—	328,705
Total assets	2,417,715	1,016,259	(1,846,507)	1,587,467
Inter-company payables	1,127,041	1,601,116	(2,728,157)	—
Total liabilities	1,259,374	1,897,909	(2,728,157)	429,126
Total shareholders’ equity (deficit)	1,158,341	(881,650)	881,650	1,158,341
Total liabilities and shareholders’ equity (deficit)	2,417,715	1,016,259	(1,846,507)	1,587,467

	As of December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Cash and cash equivalents	300,372	314,724	—	615,096	86,634
Restricted cash	100	20	—	120	17
Inter-company receivables	1,693,577	343,342	(2,036,919)	—	—
Total current assets	2,035,306	885,709	(2,036,919)	884,096	124,523
Total non-current assets	103,412	52,493	—	155,905	21,959
Total assets	2,138,718	938,202	(2,036,919)	1,040,001	146,482
Inter-company payables	1,317,825	1,693,577	(3,011,402)	—	—
Total liabilities	1,370,308	1,912,685	(3,011,402)	271,591	38,253
Total shareholders’ equity (deficit)	768,410	(974,483)	974,483	768,410	108,229
Total liabilities and shareholders’ equity (deficit)	2,138,718	938,202	(2,036,919)	1,040,001	146,482

The tables below set forth the cash flows of the VIE and subsidiaries of the VIE included in our consolidated statements of cash flows for 2021, 2022 and 2023:

	For the year ended December 31, 2021
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash used in operating activities	(220,380)	(257,506)	—	(477,886)
Net cash (used in) generated from investing activities	(222,038)	(11,265)	315,000	81,697
Net cash (used in) generated from financing activities	(42,522)	304,623	(315,000)	(52,899)

	For the year ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
Net cash used in operating activities	(317,427)	(139,381)	—	(456,808)
Net cash generated from (used in) investing activities	29,625	(37,088)	—	(7,463)
Net cash (used in) generated from financing activities	(83,869)	377,630	(380,000)	(86,239)

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
Net cash used in operating activities	(253,015)	(2,768)	—	(255,783)	(36,026)
Net cash used in investing activities	(8,694)	(606)	—	(9,300)	(1,310)
Net cash (used in) generated from financing activities	(48,832)	(68,894)	68,894	(48,832)	(6,878)

The typical structure of cash flows through our organization is as follows: (i) we transfer funds to our WFOE, Beijing Burning Rock Biotech Limited, through either capital contributions or loans from our Hong Kong subsidiary, BR Hong Kong Limited; (ii) our WFOE makes loans to the VIE, Burning Rock (Beijing) Biotechnology Co. Ltd.; (iii) the VIE and its subsidiaries receive funds generated from sales of products and/or services to third party customers; and (iv) when the VIE intends to settle any amounts owed to us under a series of contractual arrangement (the “VIE Agreements”), the VIE will pay service fees to our WFOE pursuant to the Exclusive Business Cooperation Agreement, and our WFOE will transfer funds to BR Hong Kong Limited, which in turn will transfer funds to us, all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our PRC subsidiaries nor VIE has declared or paid any dividends or made any distributions to their respective holding companies, including Burning Rock Biotech Limited, nor does any of them have intention to do so. As of the date of this annual report, Burning Rock Biotech Limited has not declared any dividend and does not have a plan to declare a dividend to its shareholders. Nevertheless, cash transfers have been made to date between Burning Rock Biotech Limited, our subsidiaries and the VIE and its subsidiaries and such cash transfers have been made both in the direction to the VIE and from the VIE to our WFOE as of the date of annual report. We currently do not have cash management policies that dictate when or how funds are transferred between us, our subsidiaries and the VIE and its subsidiaries. In practice, we estimate and allocate funds to our WFOE and the VIE and the VIE’s subsidiaries based on their respective available cash balances and forecasted cash requirements.

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

The cash flows that have occurred between our Company, our subsidiaries and the VIE and its subsidiaries are summarized as the following: the VIE, Burning Rock (Beijing) Biotechnology Co. Ltd., generates and retains cash generated from operating activities and re-invests it in the business activities conducted by the VIE and its subsidiaries. Unrelated to those services as stipulated under the Exclusive Business Cooperation Agreement, the agreement that allows the Company to receive economic benefits from the VIE, our WFOE, Beijing Burning Rock Biotech Limited, charges service fee to the VIE for certain operating expenses that it bears on behalf of the VIE for the business operations of the VIE and its subsidiaries. The service fee is determined at an amount subject to mutual negotiation and agreement between the WFOE and the VIE, and if both parties fail to reach such an agreement, our WFOE has the sole discretion to make the final determination. Our WFOE charged service fees of RMB72.7 million, RMB191.6 million and RMB77.2 million (US$10.9 million) to the VIE and received RMB88.7 million, RMB398.5 million and RMB284.5 million (US$40.1 million) of service fees from the VIE in 2021, 2022 and 2023, respectively. We transferred nil, RMB55.8 million and RMB109.5 million (US$15.4 million) of financing proceeds to our WFOE, which was then transferred to the VIE as advance payments during the same periods. Additionally, we transferred RMB315.0 million and RMB380.0 million of financing proceeds to our WFOE and our Hong Kong subsidiary, which was then transferred to the VIE, in 2021 and 2022, respectively. Additionally, the VIE repaid RMB68.9 million (US$9.7 million) of financing to our WFOE and our Hong Kong subsidiary in 2023.

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

In addition, the Company and its investors may never directly hold equity interests in the businesses that are conducted by the VIE and its subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer holds 45.9% of the equity interests in the VIE as of March 31, 2024. Mr. Han also has 55.0% of the aggregate voting power of our issued and outstanding share capital as of March 31, 2024 due to the disparate voting powers associated with our dual-class share structure. Accordingly, the enforceability of the various contracts described above by our company against the VIE is substantially dependent upon Mr. Han. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE and its subsidiaries. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries. A significant part of our revenues is generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

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

Although our revenue grew rapidly in recent years, we have historically incurred net losses. In 2021, 2022 and 2023, we incurred net loss of RMB796.7 million, RMB971.2 million and RMB653.7 million (US$92.1 million), respectively. To date, we have financed our operations principally from revenue generated from operations, proceeds from our initial public offering and concurrent private placement and equity contributions from our shareholders.

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

Our cancer therapy selection products and services contributed substantially all of our revenue for 2021, 2022 and 2023. Although we are in the process of developing and commercializing MRD and early cancer detection products, our cancer therapy selection tests will continue to account for a significant portion of our revenue in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

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

Our success depends on the market confidence that we can provide reliable, high-quality products and services, including those for cancer therapy selection, MRD and early cancer detection, that will provide physicians with real-time clinically actionable diagnostic information. However, there is no assurance that our current and future products and services, including our early cancer detection tests currently under development, will consistently perform as expected, if at all. Our tests may fail to accurately detect gene variants or incompletely or incorrectly identify the significance of genomic alterations, or contain other errors or mistakes due to a variety of reasons (such as malfunction of our laboratory equipment and degraded liquid biopsy or tissue samples provided by our delivery service providers), which could either delay treatments or incur unnecessary medical expenses to people on whom the tests are performed. In addition, inaccurate results or misunderstandings of, or inappropriate reliance on, the diagnostic information our current and future tests provide could lead to, or be associated with, side effects or adverse events in patients who use our tests, including treatment- related death, and could lead to termination of our services or claims against us. Any such inaccurate diagnostic results, or perception thereof, could further subject us to claims or lawsuits brought by people taking our tests and their families. Any product defects or other failure of our existing products and products currently under development may result in adverse or negative publicity, lost revenue, rising insurance premium, and significant warranty and other expenses and could have a material adverse impact on our operation, business prospects, financial condition and results of operations.

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

Central laboratory collaboration. Currently, we primarily collaborate with hospitals and physicians under the central laboratory model, where the cancer patients’ treating physicians order our tests for the patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our laboratories for testing and then design treatment plans based on our test results. Since our inception, over 6,700 physicians from 829 hospitals across China had ordered our tests. To generate demand, we will need to continue to educate physicians at an increasing number of hospitals on the clinical utility, benefits and value of our tests through clinical trials, published papers, presentations at scientific conferences and one-on-one education by our in-house sales force. We may need to hire additional sales and marketing, research and development and other personnel to support this process. If the physicians currently using our tests services stop ordering our tests or order fewer tests from us for any reason, or if we fail to convince physicians at new hospitals to order our tests, we will likely be unable to generate demand for our tests in sufficient volume for us to achieve profitability.

In-hospital collaboration. We are also actively expanding our collaboration with hospitals under the in-hospital model. Under this model, we partner with hospitals to establish in-hospital laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of December 31, 2023, we had partnered with 87 hospitals under the in-hospital model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.

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

Clinical collaboration. We have obtained the NMPA approval for two of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. The NMPA approval is valid for five years and we are in the process of renewing the NMPA approval for one of our NMPA-approve products. In addition, we have one early cancer detection product, OverC™ Multi-Cancer Detection Blood Test, that has been granted Breakthrough Device Designation by both the FDA and the NMPA. The NMPA approval and FDA approval involve, among other things, successful completion of clinical trials for these products. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed. If we fail to renew or otherwise maintain the NMPA approval for our products, our sale and use of these medical devices in China may be restricted, and our business and results of operation may be adversely affected.

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

Based on our current business plan, we believe our cash and cash equivalents, together with our cash generated from financing activities will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. If our available cash balances and current and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, in particular, for the development and commercialization of our products, we may seek to obtain further funding through public or private equity offerings, debt financings or other sources.

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

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. For example, between 2020 and 2022, China and many other countries were affected by the widespread of a novel strain of coronavirus, or COVID-19 and its variants. In an effort to control the spread this virus, the Chinese government imposed various restrictive measures, such as quarantines, travel restrictions and home office policies. In response to this pandemic, hospitals and physicians across China also focused their efforts on treating COVID-19 patients and prioritized resources toward containing the virus, resulting in many diagnostic procedures and cancer therapy selection testing being deferred. As a result, the demand for our products and services under both our central laboratory model and in-hospital model decreased and fluctuated from quarter to quarter, which adversely affected our business operations and financial performance in various periods between 2020 and 2022. Our business growth resumed as the COVID-19 impact started to lessen and the Chinese government significantly loosened its zero-COVID policy in December 2022. However, there is no assurance that the Chinese economy and the pace of its growth can return to pre-COVID level in a short period of time, and our business operation and financial performance may accordingly be affected by the post-COVID recovery of China’s overall economy.

In general, there is also no assurance that a pandemic of similar severity or scale will not affect China in the future. The extent to which similar widespread epidemic in the future can impact our business, results of operations and financial condition will depend on many factors beyond our control, including the extent of future outbreak and resurgences of any infectious disease and its variants, vaccine distribution and other actions in response to such virus or to contain its impact. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent similar epidemic harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected. To the extent the outbreak of such health epidemics adversely affect our business, results of operations, financial conditions and prospects, they may also have the effect of heightening many of the other risks described in this section.

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

We believe that enhancing and maintaining awareness of our “Burning Rock” brand is critical to achieving widespread acceptance of our NGS- based products, gaining trust for our testing services and attracting new customers. Successful promotion of our brand depends largely on the quality of the products and services we offer and the effectiveness of our branding and marketing efforts. Currently, we rely primarily on our own sales and marketing team to promote our brand and our NGS-based products and testing services. We expect that our branding and marketing efforts will require us to incur significant expenses and devote substantial resources. We cannot guarantee that our sales and marketing efforts will be successful. Brand promotion activities may not lead to increased revenue in the near term, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth. In addition, our reputation may be undermined as a result of the negative publicity about our company or our industry in general. If NGS-based products or services provided by us or our competitors do not perform to customers’ expectations, it may result in lower confidence in cancer therapy selection in general, which may in turn impair our operating results and our reputation.

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

We currently derive a substantial part of our revenue from tests performed at our central laboratory located in Guangzhou, Guangdong Province, China.

Currently, our central laboratory holds an NGS laboratory certificate issued by Guangdong Branch of the NCCL in May 2018. This certificate is valid for five years and its renewal is conditioned upon additional inspection on a regular and irregular basis. In May 2021, our central laboratory successfully renewed our clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL, which is valid for five years. If our central laboratory loses these certificates or fails to renew any certificate in a timely manner, or at all, whether as a result of revocation, suspension, limitation or any other external factors beyond our control, we would no longer be able to perform our tests, which could have an adverse effect on our business, financial condition and results of operations. In addition, in November 2022, we successfully renewed the certification that we voluntarily obtained from the CLIA to perform laboratory examinations and procedures on human specimens. In January 2024, we also successfully renewed the accreditation that we voluntarily obtained from the CAP for our central laboratory, which has been extended until January 2026. As a condition of the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and inspection every other year, in addition to being subject to additional random inspections. There is no assurance that we could maintain or successfully renew the CLIA certification and the CAP accreditation. Loss of, or failure to renew, our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.

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

It is essential that our information technology infrastructure remains secure and is perceived by hospitals, patients and our research partners to be secure. Despite our security measures, we may face cyber-attacks that attempt to penetrate our network security, sabotage or otherwise disable our research, tests and services, misappropriate our proprietary business information or cause interruptions of our internal systems and services. Any cyber- attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and research partners, and expose us to significant financial liabilities.

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

We rely on patents, software copyrights, trademarks, trade secrets and other intellectual property rights protection and contractual restrictions to protect our products, services and technologies. We have registered a number of patents and trademarks in China and have applied for additional patent registrations in China, Hong Kong, the U.S., the European Union and Japan. However, such protection is limited and may not adequately protect our rights. For example, some of the trademark applications for the labels we use in our products have been rejected by the Trademark Office of National Intellectual Property Administration (the “Trademark Office”) as they have been preemptively registered by an independent third party. In July 2022, we filed a request for invalidation against these preemptively registered trademarks. The relevant authority ruled in our favor and invalidated the preemptively registered trademarks in January 2024 and November 2023, respectively. The decisions have been deemed final as there was no appeals made by the independent third party. In 2023, we filed requests of a review of our trademark applications that had been previously rejected by the Trademark Office due to two preemptively registered trademarks or other grounds. As a result of our efforts, the Trademark Office reversed the refusal and granted preliminary approval to the trademarks in March 2024.

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

We are subject to the reporting obligations under the U.S. and U.K. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley

Act of 2002, has adopted rules requiring a public company to include a report by management on the effectiveness of the Company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm attested to the effectiveness of our internal control and reported that our internal control over financial reporting was effective as of December 31, 2023.

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

We adopted three share incentive plans in May 2020, October 2021 and May 2023, which we refer to as the 2020 Plan, 2021 Plan and 2023 Plan, respectively, in this annual report, to grant share-based compensation awards to employees, directors, consultants and senior management to incentivize their performance and align their interests with ours. We adopted a share incentive plan in September 2022, which we refer to as the 2022 Plan in this annual report, to replace the 2021 Plan. Options that were issued under the 2021 Plan were accordingly cancelled and replaced by options issued under the 2022 Plan. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Plan, 2022 Plan and 2023 Plan are 4,512,276 ordinary shares, 11,775,525 ordinary shares and 4,755,000 ordinary shares, respectively. We have also separately issued share incentive awards to our directors, officers and employees outside of the 2020 Plan, 2022 Plan and 2023 Plan. As of March 31, 2024, we had 20,677,571 Class A ordinary shares underlying outstanding share options, restricted shares and restricted share units. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees, directors and consultants in the future. As a result, our expenses associated with share- based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

In addition, we have obtained the NMPA approval for two of our NGS reagent kits and may seek to obtain such approvals for our other NGS reagent kits or any other products currently under development, including our early cancer detection products, from time to time. The NMPA approval is valid for five years and we are in the process of renewing the NMPA approval one of our NMPA-approve product. The NMPA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. The process of obtaining NMPA approvals is inherently uncertain and there is no guarantee that our existing or future products could successfully obtain NMPA approvals in a timely manner, if at all. Delays or failure in obtaining NMPA approvals of our products could result in substantial additional costs, adversely affect our ability to compete with other companies, and negatively affect investors’ confidence in our financial performance and business prospects. Even if the NMPA approval is ultimately granted, we may not successfully maintain or renew the approval and the approval may be withdrawn. Any NMPA approval received may also restrict the intended use and marketing of the product we want to commercialize.

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

In addition, laws and regulations in China, including those regulating medical devices and supplies, are rapidly evolving. On February 9, 2021, the State Council promulgated the amended Regulations on Supervision and Administration of Medical Devices, which became effective on June 1, 2021. On August 26, 2021, the State Administration for Market Regulation promulgated the new Administrative Measures for the Registration and Record- filing of Medical Devices and the Administrative Measures for the Registration and Record-filing of IVD Reagents, both of which became effective on October 1, 2021. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Manufacture of Medical Devices and the new Measures for the Supervision and Administration of the Business Operation of Medical Devices which both became effective on May 1, 2022. Changes in these areas could impose more stringent requirements on us and increase our compliance and other operating costs, and we may not be able to achieve or sustain profitability. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our NGS-based products and services. Moreover, regulatory authorities may conduct periodic or unannounced inspections on pharmaceutical and medical device companies to check if these companies’ manufacturing, quality control and procurement, among others, are in compliance with relevant laws and regulations. If we are not able to maintain regulatory compliance or pass regulatory inspections, any regulatory approval that has been obtained may be revoked, and we may be required to recall our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

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

In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. The enforcement of laws, the interpretation of rules and regulations and the direction of government policies can change drastically and quickly with little advance notice but with material and adverse effects for the relevant industries and companies. The Chinese government may also intervene or influence over the companies’ operations, including companies that are listed overseas like us, to a significant extent at any time with little advance notice. It may also exert more control over offerings conducted overseas or foreign investments in China-based issuers like us, including disallowing he VIE structure. Any actions by the Chinese government to exert more oversight and control over securities that are listed overseas by China-based companies, or over foreign investment in China- based issuers, could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The occurrence of any of the foregoing can result in a material change in our business operations and a material and adverse impact on the value of our ADSs.

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

In addition to trade disputes, political tensions between the United States and China have escalated in recent years due to, among other things, the COVID-19 outbreak, data security and privacy, emerging technologies, “dual-use” commercial technologies, applications that could be deployed for surveillance or military purposes, import/export of technology, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Throughout 2021, 2022 and 2023, the U.S. also imposed sanctions on additional Chinese entities for their alleged involvement in various matters, including human rights violations in Xinjiang Uyghur Autonomous Region, Communist Chinese military companies, and Hong Kong. The policies and measures directed at China and Chinese companies could also discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could hinder our ability to hire or retain qualified personnel and find suitable partners for our business. Furthermore, the adoption by the U.S. government of these policies and measures against Chinese companies could negatively affect certain investors’ sentiment towards our ADSs and their willingness to invest in or hold our ADSs, which may in turn have a negative impact on the trading price of our ADSs in both the U.S. and U.K. We cannot assure you that the current export controls or economic, trade or other sanctions regulations will not have a negative impact on our business operations, or that the related trend will not further deteriorate in the future. In addition, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations or policies were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S. or the U.K. Furthermore, policies of the United States tend to be followed by certain other countries, and these countries may adopt similar policies regarding their relationships with China or against Chinese companies and restricting their operations.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans by us to our wholly foreign- owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or the SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

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

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. Some of our subsidiaries or consolidated affiliated entities engaged third-party human resources agencies to pay social insurance and housing funds for some of their employees. As of the date of this annual report, none of these subsidiaries or consolidated affiliated entities had received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements entered into between the third- party human resources agencies and our relevant subsidiaries or consolidated affiliated entities, the third-party human resources agencies have the obligations to pay social insurance premium and housing provident funds for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing fund contributions for and on behalf of our employees as required under applicable PRC laws and regulations, we may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing funds as an employer.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. and many other jurisdictions that provide for the reciprocal recognition and enforcement of judgments from the U.S. and many other jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S and many other jurisdictions. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities and the comparable authorities from many other jurisdictions may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

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

The United States adopted Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, (the amended act, the “HFCA Act”). The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Pursuant to amendments made to the HFCA Act, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission Identified Issuer for two consecutive years in the future. Although our ADSs have been listed on the Main Market of the London Stock Exchange and are fully fungible with our ADSs listed on the Nasdaq, we cannot assure your that an active trading market for our ADS on the London Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.- listed companies and the market price of our ADSs may be adversely affected.

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

Since our ADSs became listed on Nasdaq on June 12, 2020, the trading price of our ADSs has ranged from US$0.572 to US$39.75 per ADS. Likewise, since our ADSs were admitted to trading on the LSE on November 1, 2022, the trading price of our ADS has ranged from US$0.572 to US$3.80 per ADS. The trading price of our ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. and/or U.K. A number of Chinese companies have listed or are in the process of listing their securities on U.S. and/or U.K. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S. and/or U.K. in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

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

Nasdaq Global Market

There are a number of requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from Nasdaq. For examples, we have received written notification from the NASDAQ dated December 29, 2023, indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in NASDAQ Listing Rule. However, we have a compliance period of 180 calendar days, or until June 26, 2024, to regain compliance with NASDAQ’s minimum bid price requirement. We are in the process of changing the ADS-to-Class A ordinary share ratio to regain compliance with the minimum bid price requirement, and we plan to change the ratio of our ADSs to Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on or about May 15, 2024. However, we cannot assure you that we can successfully regain compliance as planned. We also cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by Nasdaq, including delisting. Any potential delisting of our ADSs from the Nasdaq would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities. In particular, if the PCAOB cannot inspect our auditors as required by the HFCA Act, the SEC may prohibit the trading of our ADSs. For details, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in the PRC—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs in the U.S. or U.K. and could impair our ability to raise capital through equity offerings in the future. As of March 31, 2024, we had 102,587,260 ordinary shares issued and outstanding, comprising (i) 85,262,412 Class A ordinary shares (excluding (i) 708,828 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock), and (ii) 17,324,848 Class B ordinary shares. Among these shares, 59,779,446 Class A ordinary shares are in the form ADSs (including the 3,023,138 Class A Ordinary Shares treated as treasury stock), which are freely transferable without restriction or additional registration under Securities Act. The remaining outstanding ordinary shares may also be sold in public market, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, if any. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs in the U.S. or U.K. could decline.

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

As of March 31, 2024, our directors and officers collectively own an aggregate of 61.6% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our prior taxable year and there is significant risk that we will be a PFIC for our current taxable year and in future taxable years, which could result in significant adverse U.S. federal income tax consequences to U.S. Holders of ADSs or Class A ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares and ADSs, the value and nature of our assets, and the sources and nature of our income we believe we were a PFIC for our prior taxable year. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds the ADSs or Class A ordinary shares, such U.S. Holder may incur significantly increased U.S. federal income tax on (i) gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and (ii) distributions on the ADSs or Class A ordinary shares and such U.S. Holder may be subject to burdensome reporting requirements.

Further, if we are a PFIC for any year during which a U.S. Holder holds ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all subsequent years during which such U.S. Holder holds our ADSs or Class A ordinary shares, even if we no longer satisfy the tests described above, unless the U.S. Holder makes a special “purging” election on U.S. Internal Revenue Service (“IRS”) Form 8621. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more details. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding stock or ADSs in a PFIC.

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

As of March 31, 2024, our founder, chairman of the board of directors and chief executive officer, Mr. Yusheng Han, beneficially owns all of our issued Class B ordinary shares. The Class B ordinary shares constitute 16.9% of our total issued and outstanding share capital and 54.0% of the aggregate voting power of our issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs in the U.S. or the U.K. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On November 7, 2022, we filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of our ADSs through an at-the-market equity offering program. The ADSs will be offered through or to Cowen and Company, LLC as the sales agent pursuant to a sales agreement dated November 7, 2022 between us and Cowen and Company, LLC.

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

Our advanced technology platform integrates cutting-edge proprietary cancer therapy selection technologies using both tissue and liquid biopsies, including assay biochemistry, bioinformatics and a patented laboratory information management system. Our proprietary HS library preparation technology allows us to work with poor quality and limited volume samples and enables enhanced sensitivity—capabilities that are critical to effectively deploying NGS-based cancer therapy selection, especially in China. Our in-depth cancer genomics insights, accumulated from the large number of tests we have performed since our inception, enable us to process and accurately analyze genomic information. We have achieved a turnaround time of approximately six days for regular oncology products, approximately 25 days for MRD products and approximately nine days for early detection products.

We offer a broad spectrum of NGS-based products. Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We primarily offer 15 NGS-based cancer therapy selection and prognosis prediction tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoCompass™ IO, OncoScreen™ IO and OncoCompass™ Target, perform on par with those of our global peers. We launched our MRD product, brPROPHET™, in March 2022, which has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. In January 2023 and October 2023, our early detection product, OverC™ Multi-Cancer Detection Blood Test, or OverC™, was granted Breakthrough Device Designation by the FDA and the NMPA, respectively, making this product the only test globally that has received such designation from both the FDA and NMPA. This product is intended for early detection of multiple cancer types, including esophageal, liver, lung, ovarian, and pancreatic cancer, in adults of either sex, aged 50 to 75 years old, at average risk for cancers. We are the clear leader in the lung cancer segment of China’s NGS-based cancer therapy selection market. We believe we offer the best NGS-based products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Bayer (ETR: BAYN), Johnson & Johnson (NYSE: JNJ), CStone (HKEX: 2616), BeiGene (HKEX: 6160), Abbisko Therapeutics (HKEX: 2256), IMPACT Therapeutics, Boehringer Ingelheim and Merck KGaA (ETR: MRK), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in over 200 peer-reviewed articles, and the results of research studies using our products have been published in numerous peer-reviewed articles.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

•

Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests while building relationships with over 6,700 physicians from 829 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. As our central laboratory model has become a relatively mature business segment, we have shifted our strategic focus to the in-hospital model, which we believe has higher growth potential. Accordingly, while revenue from our central laboratory model has accounted for, and is expected to continue to account for, a substantial part of our total revenue, we expect revenue from our central laboratory model to be more stable in the future.

•

In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. As of December 31, 2023, we have partnered with 87 hospitals in 40 cities across China. We have invested and expect to continue investing substantially in our in-hospital model, as we expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market. Revenue from our in-hospital model has grown substantially since we entered into this model, and revenue from our in-hospital model constituted a substantial part of our revenue in 2023, reaffirming our strategic judgment about the development of China’s NGS-based cancer therapy selection market.

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

Our revenue increased by 10.9% from RMB507.9 million in 2021 to RMB563.2 million in 2022 and decreased by 4.6% to RMB537.4 million (US$75.7 million) in 2023. Our gross profit increased by 4.4% from RMB364.1million in 2021 to RMB380.0 million in 2022 and decreased by 4.4% to RMB363.2 million (US$51.2 million) in 2023. Our gross profit margin was 71.7%, 67.5% and 67.6% in 2021, 2022, and 2023 respectively.

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

Since 2021, a series of publication utilizing therapy selection technology described above had been published in top-tier journals to demonstrate analytical validity, clinical validity, and clinical utilities. In 2021, the SEQC2 study initiated by MAQC/FDA was published in multiple journals. Among them, the ctDNA panel sequencing study was published in a Nature Biotechnology article titled “Evaluating the analytical validity of circulating tumor DNA sequencing assays for precision oncology.” Our ctDNA panel OncoCompassTM Target demonstrated the best sensitivity, specificity and reproducibility. The graphs below demonstrated the performance of our OncoCompassTM Target (indicated as “BRP) in comparison with other products.

Regarding the clinical utilities, Our OncoScreenTM IO/OncoCompassTM IO panel was used in the China cohort Clinical Testing Assay (CTA) of Capivasertib Phase 3 trial (CAPItello-291) sponsored by AstroZeneca. The results had been published in an article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer” on The New England Journal of Medicine. The trial results ultimately led to the FDA approval of Capivasertib in the U.S. with CDx requirement of AKT1-pathway alteration. We are currently closely working with the NMPA and AstroZeneca on our collaboration to develop CDx product for Capivasertib in China.

Automated NGS Library Preparation System—Enabling Automation and Standardization of In-Hospital Laboratories

Hospitals in China generally lack the expertise necessary to conduct NGS-based cancer therapy selection. In addition, the conventional process flows that most Chinese hospitals use not only make the testing process time consuming, but also introduce contamination risk in the library preparation stage, which reduces testing accuracy. We have been a pioneer in helping Chinese hospitals address these challenges, and in September 2019, we launched Magnis BR, China’s first and only capture-based fully automated NGS library preparation system, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process, converting DNA samples into sequencing-ready libraries in around nine hours. Magnis BR can process 112 samples per week. We presented the analytical validation data of Magnis BR at the Association for Molecular Pathology (AMP) 2020 annual meeting in a platform presentation. In 2022, our Magnis BR received clearance as a Class II medical device for IVD use in China.

Molecular Residual Disease (MRD)

The disease monitoring and surveillance utility of ctDNA test had been drawing extensive academic and clinical interest in recent years. Using ctDNA test to identify ctDNA positivity after definitive therapy such as post-surgery can bring prognostic and potentially predictive value. In 2020, we started developing our MRD technology—brPROPHET. It utilizes tumor-informed approach to identify up to 50 loci through whole exome sequencing, or WES, of tumor and paired normal samples. A personalized hybridization capture probe set is created for each patient. Ultra-deep sequencing leveraging on HS-UMI technology described above is also used in the process to enable high sensitivity of tumor-informed ctDNA detection. The limit of detection of the brPROPHET can be as low as 40ppm. At the AACR Annual Meeting in 2023, we presented the results of the study in relation to MEthylation Based Dynamic Analysis for Lung Cancer) (MEDAL) (the “MEDAL study”), which demonstrated that brPROPHET™ detected more MRD events with ultra-low ctDNA abundance but meaningful prognostic significance and proved important insights for guiding the standardization of future surveillance applications by evaluating the dynamic change of longitudinal MRD. In September 2023, the MEDAL study was published in a Cancer Cell article titled “Individualized tumor-informed circulating tumor DNA analysis for postoperative monitoring of non-small cell lung cancer.”

The diagrams below illustrate the analytical validity and clinical validity of the MEDAL study:

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

We have upgraded our 3-cancer early cancer detection test that detects lung, intestinal and liver cancers to a 6-cancer test, which is our OverC™, that detects lung, colorectal, liver, ovarian, pancreatic and esophageal cancers. We plan to ultimately upgrade this test to a pan-cancer test, with improved accuracy in determining the origin of tissue compared to the 3-cancer test and OverC™. We have successfully signed contracts with a small number of pilot hospitals in China for the commercialization of our OverC™, and expect to focus on customer education and contracting more hospitals. We are developing and validating cancer early detection products for coverage of more cancer types. In 2023, the 6-cancer THUNDER study was published in an Annals of Oncology article titled “Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies.” In 2023, the OverC™ was also granted Breakthrough Device Designation by both FDA and NMPA. The table below sets forth the sensitivity of our 6-cancer test for the detection of stage I-IV lung, colorectal, liver, ovarian, pancreatic and esophageal cancers at 98.3% specificity.

We have started the development and analytical validation for our pan-cancer test, including to initiate two prospective, multi-center studies, the PREDICT study and the PRESCIENT study to further develop and validate our pan-cancer early detection test.

The PRESCIENT study, which was launched in May 2021, was the first blood-based, pan-cancer early-detection study in China using a multi- omics approach.

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

Key Therapy Selection Tests

The table below sets forth the 13 key therapy selection tests we currently offer:

Applicable Sample Types			
Cancer Type	Product Name	# of Genes	FFPE or Fresh tissue	ctDNA	White Blood Cells	Other Genome-wide Biomarkers
Pan-Cancer	OncoScreen™ IO/ OncoCompass™ IO	520 genes	●	●	●	MSI, TMB
	OncoCompass™ Target	168 genes	●	●		MSI
	OncoScreen™ ParpMatch/ OncoCompass™ ParpMatch	72 genes	●	●	●	
	OncoScreen™ Risk	53 genes			●	
	BRCA Testing	2 genes	●		●	
Lung Cancer	OncoScreen™ Focus/ OncoCompass™ Focus	8 genes	●	●		
	LungCore	68 genes	●			
Gastrointestinal Cancer	ColonCore	41 genes	●	●	●	MSI
Prostatic Cancer	ProstateCore	72 genes	●	●	●	
Breast Cancer	BreastCore	36 genes	●	●	●	
Lymphomas	LymphPlasma	112 genes	●			
Thyroid Cancer	ThyroCore	18 genes	●			
Ovarian Cancer	myChoice® (licensed-in)	15 genes	●			HRD

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

The table below sets forth the key specifications of OncoScreen™ IO and OncoCompass™ IO:

Product and Operational Specifications	OncoScreen™ IO/ OncoCompass™ IO
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time(1)	10 days

(1)	For the year ended December 31, 2023.

The design and performance of OncoScreen™ IO and OncoCompass™ IO has been endorsed by their adoption in over 20 clinical trials and studies. For example, OncoScreen™ IO was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. Janssen, a subsidiary of Johnson & Johnson, selected our OncoScreen™ IO and OncoCompass™ IO in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors. OncoScreen™ IO also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. OncoScreen, OncoScreen™ IO and OncoCompass™ IO were also used in research studies that resulted in publications in high-impact journals, including Clinical Cancer Research and Cancer Cell. Our OncoScreenTM IO was also featured in a phase 3 multi-regional clinical trial sponsored by AstraZeneca, one of our pharma clients This clinical trial assessed the efficacy and safety of Capivasertib–fulvestrant therapy in advanced breast cancer patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) cancer whose disease had progressed during or after aromatase inhibitor therapy. This clinical study further resulted in the 2023 June The New England Journal of Medicine article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer.”

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

Product and Operational Specifications	OncoCompass™ Targe
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days(1)	95%

(1)	For the year ended December 31, 2023.

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

Key Prognosis Prediction Tests

brPROPHET™

brPROPHET™, which we have launched in March 2022, is our self-developed MRD product based on personalized approach. It has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. A recent study published in September 2023 in Cancer Cell highlighted the advancements enabled by brPROPHET™ in the treatment of early-stage non-small cell lung cancer (NSCLC). In MEDAL-PROPHET study, brPROPHETTM demonstrated superior performance in head-to-head comparisons with tumor-agnostic fixed-panel and tumor-informed fixed-panel MRD assays.

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

Certifications and Regulatory Approvals

We are committed to developing and maintaining high quality standards for our laboratory and products. As part of this effort, we voluntarily sought and obtained certifications from the relevant U.S. certifying authorities. We have also obtained Conformite Europeenne (“CE”) marking for certain of our products, including OncoScreen™ IO, OncoCompass™ Target and OncoScreen™ Focus, enabling us to sell these products within the European Union and certain other jurisdictions recognizing CE marking. We have also obtained the NCCL certification for our central laboratory and the NMPA approval for two NGS-based reagent kits. We are the first company in China that has an NGS laboratory that has been certified by the CLIA and the NCCL and accredited by the CAP. We are also the first company in China with NMPA-approved NGS-based reagent kits. We have two NMPA- approved NGS-based reagent kits as of the date of this annual report. In particular, in March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative NGS-based diagnostic product to the China market. In addition, we have one early cancer detection product, OverC™, that has been granted Breakthrough Device Designation by both the FDA and the NMPA. We believe these certifications and regulatory approvals demonstrate the efficiency, accuracy and consistency of our testing services.

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

NMPA approval. We are a pioneer in our industry in seeking and obtaining the NMPA approval. In September 2016, our OncoScreen™ Focus was the first innovative medical device in the oncology application field that was approved to enter the “Innovative Device Pathway,” a fast-track review for innovative medical device, similar to the FDA’s “Breakthrough Device Program.” In July 2018, our OncoScreen™ Focus was approved by the NMPA and became the NMPA’s first approved NGS-based reagent kit. In March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer as a class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative NGS-based diagnostic product to the China market. We plan to seek approval for more reagent kits with the NMPA. In October 2023, our OverC™ also received the Breakthrough Device Designation by the NMPA in October 2023, making it the only test globally that has received Breakthrough Device Designation from both the FDA and the NMPA.

Other Jurisdictions

We have also obtained CE marking for four of our products, including OncoScreen™ Focus CDx Tissue Kit, OncoCompass™ Target Cancer Mutation Profiling Liquid Kit, OncoScreen™ Plus Cancer Mutation Profiling Tissue Kit and OverC™ Multi-Cancer Detection Blood Test. CE marking is mandatory for certain products intended for sale within the European Union and certain other jurisdictions recognizing CE marking. It demonstrates these products’ conformity with European health, safety, and environmental protection standards.

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

The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Qiang Gao and Jia Fan, oncologists residing in Zhongshan Hospital, Fudan University	Annals of Oncology	Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies	Our OverC™ was validated in the THUNDER study, a large- scale prospective six-cancer case-control study

Juan Zhou and Minwei Bao, oncologists residing in the Shanghai Pulmonary Hospital & Thoracic Cancer Institute, Tongji University School of Medicine	BMC Medicine	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer	Our products: Our OncoCompass™ IO was applied to discover a novel liquid-based predictive biomarker for immunotherapy

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine	Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line Gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial	Our OncoCompass™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Qing Zhou, deputy head of the Lung Research Institute of Guangdong Provincial People’s Hospital, secretary of CTONG	EBioMedicine	Analysis of resistance mechanisms to Abivertinib, a third-generation EGFR tyrosine kinase inhibitor, in patients with EGFR T790M- positive non-small cell lung cancer from a phase I trial	Our OncoScreen was selected in the biomarker study

Ying Yuan, deputy head of department of medicine of the Second Affiliated Hospital of Zhejiang University School of Medicine, member and secretary of the Committee of Colorectal Cancer of China Anti-Cancer Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next- generation sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Naixin Liang, oncologist residing in Peking Union Medical College Hospital, Peking Union Medical College and Chinese Academy of Medical Sciences	Nature Biomedical Engineering	Ultrasensitive detection of circulating tumour DNA via deep methylation sequencing aided by machine learning	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer

Collaborations with Pharmaceutical Companies

We collaborate with leading international and domestic pharmaceutical companies on clinical trials and research studies, primarily by providing central laboratory services and companion diagnostics development services. Our NGS-based cancer therapy selection tests are also regularly used by leading pharmaceutical companies, such as AstraZeneca, Bayer, Johnson & Johnson, CStone, Abbisko Therapeutics, Boehringer Ingelheim, and Merck, in their clinical studies and clinical trials or as CDx development for their respective drug candidates. These services enable pharmaceutical companies to identify molecularly defined patient populations enrolled in specific clinical trials or to better understand how targeted oncology therapy and immunotherapy drug candidates are working on patients, which in turn guides their drug development process. In order to form collaborations with pharmaceutical companies, we must go through their rigorous quality assurance audits and technical validations to demonstrate that the design, specification and performance of our tests as well as our testing workflow meet their quality and technical requirements.

Distribution

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry:

•

Central laboratory model. Since 2014, we have offered our cancer therapy selection tests under a central laboratory model. Under this model, cancer patients’ tissue and liquid biopsy samples are delivered to our central laboratory in Guangzhou for processing, and we issue test reports generally within six days from our receipt of the tissue and liquid biopsy samples, 25 days for samples for our MRD products and nine days for samples for our early detection products. Our central laboratory also supports our collaborations with pharmaceutical companies; and

•

In-hospital model. In China, cancer patients typically go to top oncology hospitals for cancer treatment. These hospitals generally prefer to conduct laboratory tests in-house. Although the complexities of NGS-based cancer therapy selection have so far limited the number of hospitals to have their own laboratory facilities for these tests, we believe that the in-hospital segment presents enormous market opportunities and will become an increasingly important segment of China’s cancer genotyping market. Given this opportunity, in 2016, we began offering turn-key solutions under our in-hospital model, enabling our partner hospitals that use our reagent kits to perform testing on their own in a standardized manner with our ongoing training and support.

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

Since our inception, over 6,700 physicians from 829 hospitals across China have ordered our cancer therapy selection tests under our central laboratory model. The table below sets forth the key operating data for our central laboratory model for the periods presented:

	Year ended December 31,
	2021	2022	2023
Number of patients tested(1)	28,199	27,353	20,129
Number of ordering physicians(2)	1,105	949	745
Number of ordering hospitals(3)	339	272	228

(1)	A patient who took multiple tests in different quarters of a given period is counted only once.
(2)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(3)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

	Three months ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Number of patients tested	7,743	8,060	7,989	6,419	6,139	6,585	5,502	5,156
Number of ordering physicians(1)	994	767	897	797	792	725	643	620
Number of ordering hospitals(2)	318	264	257	238	241	225	213	202

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

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

As of December 31, 2023, we have partnered with 87 hospitals in 40 cities across China, to establish in-hospital laboratories. The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,
	2021	2022	2023
Pipeline partner hospitals(1)	23	28	28
Contracted partner hospitals(2)	41	49	59
Total number of partner hospitals	64	77	87

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. It generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

Operations

We primarily perform cancer therapy selection using both tissue and liquid biopsy tests under the central laboratory model in our NCCL- and CLIA-certified, CAP-accredited central laboratory in Guangzhou. Our central laboratory currently has an annual capacity of over 100,000 tests, which is expected to increase to 200,000 tests by the end of 2024 through the adoption of automation systems and laboratory expansions. We have achieved a turnaround time of approximately six days for regular oncology products, approximately 25 days for MRD products and approximately nine days for early detection products. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.

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

In 2021, 2022 and 2023, our research and development expenses was RMB367.9 million, RMB421.9 million and RMB347.0 million (US$48.9 million), respectively.

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

Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of December 31, 2023, we held 29 patents in China, which will expire between 2025 and 2042. We held five patents in Hong Kong, which will expire between 2038 and 2042. We held one patent in Japan, which will expire in 2038. We held one patent in Brazil, which will expire in 2039. As of the same date, we had 30 pending patent applications in China, twelve pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in European Patent Office, two pending patent applications in Japan, two pending patent application in Canada, one pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and 17 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI (MicroSatellite Instability) calling algorithms in the U.S., European Patent Office and Japan, two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, six are for OverC™, our multi-cancer detection blood test for early cancer testing, and another one is for brPROPHET™, our MRD (Minimal Resideal Disease) algorithms.

The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date

A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2036

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore and pan-cancer tests	China, Hong Kong	2038

A automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2035

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	China, Hong Kong, Brazil	2038, 2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	China, Japan	2037, 2038

A NGS-based method to multi-cancer detection for early cancer testing in A NGS-based in blood	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong	2042

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected Expiration date

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	PCT (currently under review by patent offices in Japan, the U.S., Canada, Brazil, Australia and the European Patent Office)	2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2038

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT (currently under review by the patent office in China, Hong Kong, the U.S., Japan, Canada, Brazil, Australia, Singapore and the European Patent Office)	2039

A detection method for variant nucleic acid (brPROPHET™)	Our MRD detection assay and bioinformatics algorithms	China, PCT (to be entered into national phases by 2024)	2041

Methylation sequencing method and device (OverC™)	Our multi-cancer detection blood test for early cancer testing	China, PCT (to be entered into national phases by 2023)	2042

Aa high-precision gene hybridization capture probe for hybridizing and capturing methylation variation regions related to various cancers	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong, PCT (to be entered into national phases by 2024)	2042

As of December 31, 2023, we have also registered 11 software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.

As of December 31, 2023, we had registered 579 trademarks in China, including “ ”, “BURNING ROCK DX”, “ ” and product and service names, and 37 trademark applications pending in China. We had registered 20 trademarks, including “BURNING ROCK DX”, “ONCOSCREEN” , “CanCatch” , “OverC” AND “ONCOCOMPASS” in European Union, the U.K, United States, Japan. and Australia, and twelve trademark applications pending in the US, Canada, Japan,and Brazil. We also own four registered domain names, including our official website.

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

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher- level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, obtained a Medical Institution Practice License in September 2017, with a five- year validity from March 2015 to March 2020. This license was renewed in February 2020, and the renewed license has a five-year validity until February 2025.

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

Medical Devices Subject to Cold Chain Management

According to the Guidelines for Cold Chain (Transport & Storage) Management of Medical Devices, as promulgated by the CFDA in September 2016, medical devices subject to cold chain management, such as our reagent kits, are medical devices requiring refrigeration and frozen management in the process of transportation and storage in accordance with relevant instructions and labels. Medical device manufacturers and wholesalers must equip with cold storage, refrigerated vehicles and containers, and other facilities and equipment, which fit the variety and scale of the medical devices they produce or operate. To ensure proper temperature control during transportation, operators must choose a reasonable means of transportation, and take adequate temperature control measures based on transportation conditions, which, among others, include the quantity of medical devices subject to cold- chain management, the distance and time requirements, and the temperature requirements. Operators who engage third-party carriers must examine the carrier’s qualifications and capabilities, and enter into relevant agency agreements for transportation.

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

As of December 31, 2023, we held 29 patents in China, which will expire between 2025 and 2042. We held five patents in Hong Kong, which will expire between 2038 and 2042. We held one patent in Brazil, which will expire in 2039. As of the same date, we had 30 pending patent applications in China, 12 pending patent applications in Hong Kong, five pending patent applications in the United States, three pending patent applications in European Patent Office, two pending patent applications in Japan, two pending patent applications in Canada, one pending patent applications in Brazil, one pending patent application in Singapore, two pending patent applications in Australia, and 17 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which one is the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, six are for OverC™, our multi-cancer detection blood test for early cancer testing, and another one is for brPROPHET™, our MRD (Minimal Resideal Disease) algorithms.

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

Trademarks

The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2023, we had 579 registered trademarks and 37 pending trademark applications in the PRC.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of December 31, 2023, we had eleven software copyrights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names As of December 31, 2023, we had four registered domain names, including our official website.

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

Regulations on Enterprise Income Tax

Pursuant to the EIT Law effective as of January 2008 and as last amended in December 2018, the income tax rate for both domestic and foreign- invested enterprises is 25% with certain exceptions. To clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the EIT Law in December 2007, which became effective in January 2008 and as amended in April 2019. Under the EIT Law and the Implementation Rules of the EIT Law, enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are subject to the uniform 25% enterprise income tax rate for their global income. In addition, the EIT Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management body” is not within the PRC, but has an establishment or place of business in the PRC, or does not have an establishment or place of business in the PRC but has income sourced within the PRC.

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

C. Organizational Structure

The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this annual report:

(1)

Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, include (i) Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer, who holds 45.9% of the equity interests in the VIE, (ii) Mr. Xia Nan, an affiliate of Northern Light Venture Capital III, Ltd., who holds 18.1% of the equity interests in the VIE, (iii) Mr. Gang Lu, our director, and Mr. Jin Zhao, our former director, who hold 7.1% and 8.8% of the equity interests in the VIE, respectively, (iv) Growth No. 12 Investment (Shenzhen) Partnership (Limited Partnership), an affiliate of a principal shareholder, which holds 6.0% of the equity interests in the VIE, and (v) seven minority shareholders, who in aggregate hold 14.1% of the equity interests in the VIE, including Dr. Shaokun (Shannon) Chuai, our former chief scientific officer.

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

Overview

We aim to transform precision oncology and early cancer detection. We are China’s leading NGS-based cancer therapy selection company. Our cancer therapy selection platform is built upon our advanced proprietary technologies, comprehensive portfolio of products and a two-pronged market- driven commercial infrastructure addressing both larger hospitals through our in-hospital model and smaller hospitals through our central laboratory model.

We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2021, 2022 and 2023, 28,199, 27,353 and 20,129 patients took our tests, respectively. In 2021, 2022 and 2023, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 62.9%, 55.9% and 43.3% of our total revenues, respectively.

In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. Under this model, we have partnered with 87 hospitals to establish in-hospital laboratories, enabling our partner hospitals to perform NGS-based cancer therapy selection on their own using our reagent kits. In 2021, 2022 and 2023, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits and laboratory equipment under the in-hospital model contributed 32.5%, 31.1% and 35.1% of our total revenues, respectively.

We also generate a small portion of revenue from pharma research and development services we provide to pharmaceutical companies and hospitals, which contributed 4.6%, 13.0% and 21.6% of our total revenues in 2021, 2022 and 2023, respectively.

Our revenue increased by 10.9% from RMB507.9 million in 2021 to RMB563.2 million in 2022. Our revenue underwent a 4.6% decline from RMB563.2 million to RMB537.4 million (US$75.7 million) in 2023. Similarly, our gross profit increased by 4.4% from RMB364.1 million in 2021 to RMB380.0 million in 2022, followed by a decrease by 4.4% from RMB380.0 million to RMB363.2 million (US$ 51.2 million) in 2023. Our gross profit margin was 71.7%, 67.5% and 67.6% in 2021, 2022 and 2023, respectively. We incurred net loss of RMB796.7 million, RMB971.2 million and RMB653.7 million (US$92.1 million) in 2021, 2022 and 2023, respectively.

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

Testing Volume and Hospital Coverage under Our Central Laboratory Model

Our revenue and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2021, 2022 and 2023, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 62.9%, 55.9% and 43.3% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a significant portion of our revenue going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. In 2021, 2022 and 2023, 28,199, 27,353 and 20,129 patients took our tests, respectively. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

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

Key Components of Results of Operations

Revenues

Our revenues consist of revenues from services and revenues from sales of products, and are derived from three sources: (i) central laboratory business; (ii) in-hospital business; and (iii) pharma research and development services. The table below sets forth a breakdown of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31, 2021
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	319,353	69.2	(281)	(0.1)	23,393	4.6	342,465	67.4
Revenues from sales of products	—	—	165,397	32.6	—	—	165,397	32.6

	319,353	69.2	165,116	32.5	23,393	4.6	507,862	100.0

	Year ended December 31, 2022
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	314,770	55.9	3,606	0.6	73,172	13.0	391,548	69.5
Revenues from sales of products	—	—	171,690	30.5	—	—	171,690	30.5

	314,770	55.9	175,296	31.1	73,172	13.0	563,238	100.0

	Year ended December 31, 2023
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for%)
Revenues from services	232,812	32,791	43.3	(3,704)	(522)	(0.7)	115,922	16,327	21.6	345,030	48,596	64.2
Revenues from sales of products	—	—	—	192,405	27,100	35.8	—	—	—	192,405	27,100	35.8

	232,812	32,791	43.3	188,701	26,578	35.1	115,922	16,327	21.6	537,435	75,696	100.0

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

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Central laboratory business	81,088	82,123	49,473	6,968
In-hospital business	50,315	63,296	72,570	10,221
Pharma research and development services	12,313	37,780	52,165	7,348

Total cost of revenues	143,716	183,199	174,208	24,537

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Research and development expenses	367,858	421,868	347,016	48,876
Selling and marketing expenses	303,096	370,294	247,711	34,889
General and administrative expenses	490,256	568,284	437,821	61,666

Total operating expenses	1,161,210	1,360,446	1,032,548	145,431

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

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2021, 2022 or 2023. Hong Kong does not impose a withholding tax on dividends.

China

For our operations in the PRC, we are subject to a general PRC enterprise income tax rate of 25%. Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, has been qualified as a high and new technology enterprise, or HNTE, since November 2016, and accordingly is entitled to a reduced income tax rate of 15%.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for an exemption. If our intermediary holding company in Hong Kong satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid to it by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above- mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

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

Patients can choose to purchase a single cancer therapy selection test, as a package which consists of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. We record revenue at a point in time when each cancer therapy selection testing report is delivered to the patient.

We launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains a fixed number of the same type cancer therapy selection tests which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages, which are not expected to be used by the patient prior to expiration based on historical usage rates, are referred to as a “breakage.” We recognize the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year period when the monitoring package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period. We recognized breakage income of RMB14.2 million, RMB26.4 million and RMB10.9 million (US$1.5 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

Revenue from in-hospital business

Revenue from in-hospital business is primarily generated through reagent kit sales and providing facilitation services for laboratory equipment sold to hospitals. We manufacture the reagent kits and sell to the hospitals when the hospitals submit a purchase order. Each reagent kit represents a single performance obligation. We do not provide rights of return for the reagent kits sold other than returns of defective products. Returns for defective products were not material for the periods presented. The contracts with hospital customers from reagent kit sales of in-hospital business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. We allocate the transaction price to each kit on a relative standalone selling price basis using the expected cost plus a margin method. We estimate the standalone selling price based on its pricing strategies considering market conditions, entity-specific factors, product mix sold to customers over time and our expected gross margin for different customers. We recognize revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to hospitals customers. For the facilitation services, we purchase the laboratory equipment from third-party suppliers when a hospital submits purchase request and resells the laboratory equipment to the hospital. We act as an agent in facilitating laboratory equipment sales as we do not control the laboratory equipment prior to its delivery to hospitals and do not have inventory risks. The facilitation services for each piece of laboratory equipment represent a single performance obligation. We record revenue on a net basis at the point in time when we have completed our facilitation services.

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

Fair Value of Share Options

We determined the fair value of share-based payment awards granted without market conditions using the Black-Scholes model and determined the fair value of share-based payment awards granted with market conditions using the Monte Carlo Simulation model. The Black-Scholes models and Monte Carlo Simulation model all require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, the exercise multiple, the risk-free rate and the dividend yield. We used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of our ordinary shares. For expected volatility, we have referenced historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2021	2022	2023
Risk-free interest rate	0.97%–2.07%	1.52%–3.94%	3.48%–4.61%
Dividend yield	0%	0%	0%
Expected volatility range	47.67%–72.98%	48.20%–56.00%	47.90%–50.69%
Exercise multiple	N/A	2.80	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$9.53– US$30.50	US$0.013– US$9.29	US$0.93– US$3.11

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

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2021		2022		2023
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for%)
Revenues:
Revenues from services	342,465	67.4	391,548	69.5	345,030	48,596	64.2
Revenues from sales of products	165,397	32.6	171,690	30.5	192,405	27,100	35.8

Total revenues	507,862	100.0	563,238	100.0	537,435	75,696	100.0

Cost of revenues(1):
Cost of services	(93,401)	(18.4)	(119,903)	(21.3)	(101,638)	(14,315)	(18.9)
Cost of goods sold	(50,315)	(9.9)	(63,296)	(11.2)	(72,570)	(10,222)	(13.5)

Total cost of revenues	(143,716)	(28.3)	(183,199)	(32.5)	(174,208)	(24,537)	(32.4)

Gross profit	364,146	71.7	380,039	67.5	363,227	51,159	67.6
Operating expenses:
Research and development expenses(1)	(367,858)	(72.4)	(421,868)	(74.9)	(347,016)	(48,876)	(64.6)
Selling and marketing expenses(1)	(303,096)	(59.7)	(370,294)	(65.7)	(247,711)	(34,889)	(46.1)
General and administrative expenses(1)	(490,256)	(96.5)	(568,284)	(100.9)	(437,821)	(61,666)	(81.5)

Total operating expenses	(1,161,210)	(228.6)	(1,360,446)	(241.5)	(1,032,548)	(145,431)	(192.1)

Loss from operations	(797,064)	(156.9)	(980,407)	(174.0)	(669,321)	(94,272)	(124.5)

Interest income, net	1,921	0.4	9,458	1.7	17,956	2,529	3.3
Other income, net	199	—	152	—	484	68	0.1
Foreign exchange (loss) gain, net	(854)	(0.2)	1,549	0.3	(420)	(59)	(0.1)

Loss before income tax	(795,798)	(156.7)	(969,248)	(172.0)	(651,301)	(91,734)	(121.2)
Income tax expenses	(899)	(0.2)	(1,985)	(0.4)	(2,388)	(336)	(0.4)

Net loss	(796,697)	(156.9)	(971,233)	(172.4)	(653,689)	(92,070)	(121.6)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,504	1,783	2,313	326
Research and development expenses	29,637	52,873	53,474	7,532
Selling and marketing expenses	9,612	8,525	9,658	1,360
General and administrative expenses	241,680	263,603	195,274	27,504

Total	282,433	326,784	260,719	36,722

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 4.6% to RMB537.4 million (US$75.7 million) for 2023 from RMB563.2 million for 2022, primarily due to a decrease in revenues generated from services to RMB345.0 million (US$48.6 million) for 2023 from RMB391.5 million for 2022, offset by an increase in revenues from sales of products to RMB192.4 million (US$27.1 million) for 2023 from RMB171.7 million for 2022. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 26.0% to RMB232.8 million (US$32.8 million) for 2023 from RMB314.8 million for 2022. In 2023, 20,129 patients took our tests, compared to 27,353 patients in 2022.

•

In-hospital business. Our revenue generated from in-hospital business increased by 7.6% to RMB188.7 million (US$26.6 million) for 2023 from RMB175.3 million for 2022, primarily due to the demand of our services from ten new contracted partner hospitals added to our in-hospital channel in 2023. The number of our contracted partner hospitals increased from 49 as of December 31, 2022 to 59 as of December 31, 2023.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 58.4% to RMB115.9 million (US$16.3 million) for 2023 from RMB73.2 million for 2022, primarily attributable to increased development and testing services performed for our pharma customers as well as an increasing number of collaborative projects with pharmaceutical companies, where we provided a range of services including experimental design, performance evaluation and related services.

Cost of Revenues

Our cost of revenues decreased by 4.9% to RMB174.2 million (US$24.5 million) for 2023 from RMB183.2 million for 2022. This decrease was primarily attributable to a decrease in cost of services to RMB101.6 million (US$14.3 million) for 2023 from RMB119.9 million for 2022, and offset by an increase in cost of goods sold to RMB72.6 million (US$10.2 million) for 2023 from RMB63.3 million for 2022.

The decrease in cost of revenues from 2022 to 2023 was primarily due to a decrease in the cost of revenues for our central laboratory business, as we shifted our focus to the in-hospital business.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB49.5 million (US$7.0 million) for 2023, representing a 39.8% decrease from RMB82.1 million for 2022, primarily due to the decreases in our inventory write-downs and royalty and license fee.

•

In-hospital business. Cost of revenue for in-hospital business was RMB72.6 million (US$10.2 million) for 2023, representing a 14.7% increase from RMB63.3 million for 2022, primarily due to the increased selling volume as well as renovation depreciation in relation to our new laboratory.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB52.2 million (US$7.3 million) for 2023, representing a 38.1% increase from RMB37.8 million for 2022, in line with the revenue growth of this segment.

Gross Profit and Gross Margin

Our gross profit decreased by 4.4% to RMB363.2 million (US$51.2 million) for 2023 from RMB380.0 million for 2022, primarily due to a decrease of sales volume in the central laboratory business. Our gross margin increased to 67.6% for 2023 from 67.5% for 2022.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2022		2023
	RMB	Gross profit margin (%)	RMB	US$	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	232,647	73.9	183,339	25,823	78.7
In-hospital business	112,000	63.9	116,131	16,357	61.5
Pharma research and development services	35,392	48.4	63,757	8,979	55.0
Total	380,039	67.5	363,227	51,159	67.6

•

Central laboratory business. Gross profit for central laboratory business was RMB183.3 million (US$25.8 million) for 2023, representing a 21.2% decrease from RMB232.6 million for 2022, primarily attributable to a decrease of revenue from our monitoring packages. Our gross margin for central laboratory business increased to 78.7% for 2023 from 73.9% for 2022, primarily due to the decreases in inventory write-downs and royalty and license fee.

•

In-hospital business. Gross profit for in-hospital business was RMB116.1 million (US$16.4 million) for 2023, representing a 3.7% increase from RMB112.0 million for 2022, primarily due to the volume growth, partially offset by the increased depreciation in relation to our laboratories which was put into use in March and May 2022, respectively. Our gross margin for in-hospital business decreased to 61.5% for 2023 from 63.9% for 2022, primarily due to the increased depreciation in relation to our laboratories.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB63.8 million (US$9.0 million) for 2023, representing a 80.1% increase from RMB35.4 million for 2022, primarily due to the increased testing services performed for pharma customers and the increasing number of collaborative projects with pharmaceutical companies. Our gross margin for pharma research and development services increased to 55.0% for 2023 from 48.4% for 2022, primarily due to a higher proportion of projects with higher gross profit margin undertaken in 2023.

Operating Expenses

Research and development expenses

Our research and development expenses decreased by 17.7% to RMB347.0 million (US$48.9 million) for 2023 from RMB421.9 million for 2022, primarily due to (i) a decrease in the expenditure for detection research, (ii) a decrease in royalty and license fee, and (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency.

Selling and marketing expenses

Our selling and marketing expenses decreased by 33.1% to RMB247.7 million (US$34.9 million) for 2023 from RMB370.3 million for 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency, (ii) a decrease in conference fee and marketing fees, and (iii) a decrease in entertainment fees.

General and administrative expenses

Our general and administrative expenses decreased by 23.0% to RMB437.8 million (US$61.7 million) for 2023 from RMB568.3 million for 2022, primarily due to (i) a decrease in professional service fee, and (ii) a decrease in allowance for doubtful accounts resulted from accelerated settlement with customers with long accounts receivable, and (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency.

Interest Income

Our interest income increased by 89.8% to RMB18.0 million (US$2.5 million) for 2023 from RMB9.5 million for 2022, primarily due to the increase in interest income as a result of the U.S. interest rate hike.

Net Loss

Our net loss decreased by 32.7% to RMB653.7 million (US$92.1 million) for 2023 from RMB971.2 million for 2022, primarily due to (i) a decrease in headcount related expenses, (ii) a decrease in professional service fees, and (iii) a decrease in operating expenses as mentioned above.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues increased by 10.9% to RMB563.2 million for 2022 from RMB507.9 million for 2021, primarily attributable to an increase in revenues generated from services to RMB391.5 million for 2022 from RMB342.5 million for 2021 and to a lesser extent, revenues from sales of products to RMB171.7 million for 2022 from RMB165.4 million for 2021. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 1.4% to RMB314.8 million for 2022 from RMB319.4 million for 2021. In 2022, 27,353 patients took our tests, compared to 28,199 patients in 2021.

•

In-hospital business. Our revenue generated from in-hospital business increased by 6.2% to RMB175.3 million for 2022 from RMB165.1 million for 2021, primarily attributable to (i) increased demand from existing hospitals and (ii) demand from eight new contracted partner hospitals added to our in-hospital channel in 2022. The number of our contracted partner hospitals increased from 41 as of December 31, 2021 to 49 as of December 31, 2022.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 212.8% to RMB73.2 million for 2022 from RMB23.4 million for 2021, primarily attributable to increased development and testing services performed for our pharma customers.

Cost of Revenues

Our cost of revenues increased by 27.5% to RMB183.2 million for 2022 from RMB143.7 million for 2021. This increase was primarily attributable to an increase in cost of services to RMB119.9 million for 2022 from RMB93.4 million for 2021, and to a lesser extent, an increase in cost of goods sold to RMB63.3 million for 2022 from RMB50.3 million for 2021.

The increase in cost of revenues from 2021 to 2022 was primarily due to an increase in the cost of revenues for our in-hospital business and pharma research and development services.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB82.1 million for 2022, representing a 1.2% increase from RMB81.1 million for 2021, primarily due to the increased depreciation in relation to our new laboratory and inventory write-downs.

•

In-hospital business. Cost of revenue for in-hospital business was RMB63.3 million for 2022, representing a 25.8% increase from RMB50.3 million for 2021, primarily due to the increased selling volume as well as rental expense and renovation depreciation in relation to our new laboratory.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB37.8 million for 2022, representing a 207.3% increase from RMB12.3 million for 2021, which was in line with the revenue growth of this segment.

Gross Profit and Gross Margin

Our gross profit increased by 4.4% to RMB380.0 million for 2022 from RMB364.1 million for 2021, primarily due to increased testing under our pharma research and development services performed for our pharma customers and growth in companion diagnostics development services. Our gross margin decreased to 67.5% for 2022 from 71.7% for 2021.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2021		2022
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except %)
Central laboratory business	238,265	74.6	232,647	73.9
In-hospital business	114,801	69.5	112,000	63.9
Pharma research and development services	11,080	47.4	35,392	48.4

Total	364,146	71.7	380,039	67.5

•

Central laboratory business. Gross profit for central laboratory business was RMB232.6 million for 2022, representing a 2.4% decrease from RMB238.3 million for 2021, primarily attributable to the increased depreciation in relation to our new laboratory and inventory write-downs, partially offset by the increased revenue from our monitoring packages. Our gross margin for central laboratory business decreased to 73.9% for 2022 from 74.6% for 2021, primarily due to the same reason.

•

In-hospital business. Gross profit for in-hospital business was RMB112.0 million for 2022, representing a 2.4% decrease from RMB114.8 million for 2021, primarily due to the volume growth in Shanghai and Beijing as COVID-19 impact lessened in 2022, partially offset by the increased depreciation in relation to our new laboratory. Our gross margin for in-hospital business decreased to 63.9% for 2022 from 69.5% for 2021, primarily due to increased depreciation in relation to our new laboratory.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB35.4 million for 2022, representing a 218.9% increase from RMB11.1 million for 2021, primarily due to the increased testing services performed for pharma customers. Our gross margin for pharma research and development services remained relatively stable at 48.4 % and 47.4% for 2022 and 2021, respectively.

Operating Expenses

Research and development expenses

Our research and development expenses increased by 14.7% to RMB421.9 million for 2022 from RMB367.9 million for 2021, primarily due to (i) an increase in expenditure for early cancer detection research, (ii) an increase in depreciation expenses for new buildings; and (iii) an increase in amortized expense on share-based compensation.

Selling and marketing expenses

Our selling and marketing expenses increased by 22.2% to RMB370.3 million for 2022 from RMB303.1 million for 2021, primarily due to (i) an increase in staff cost of sales and marketing personnel in anticipation of the commercialization of our early detection products and pharma research and development services; (ii) an increase in conference fee and marketing fees; and (iii) an increase in amortized expense on share- based compensation.

General and administrative expenses

Our general and administrative expenses increased by 15.9% to RMB568.3 million for 2022 from RMB490.3 million for 2021, primarily due to (i) an increase in depreciation expenses for new buildings, and (ii) an increase in allowance for credit loss in relation to accounts receivables; and (iii) an increase in amortized expense on share-based compensation.

Interest Income, Net

Our interest income, net increased by 392.3% to RMB9.5 million for 2022 from RMB1.9 million for 2021, primarily due to the increase in interest income as a result of the U.S. interest rate hike.

Net Loss

Our net loss increased by 21.9% to RMB971.2 million for 2022 from RMB796.7 million for 2021, primarily due to an increase in operating expenses as mentioned above, which was in line with the continued growth of our business. The increase in net loss was partially offset by our increased total revenues.

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

As of December 31, 2023, we had cash and cash equivalents and restricted cash of RMB615.2 million (US$86.6 million), primarily consisting of bank deposits.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(477,886)	(456,808)	(255,783)	(36,026)
Net cash generated from (used in) investing activities	81,697	(7,463)	(9,300)	(1,309)
Net cash used in financing activities	(52,899)	(86,239)	(48,832)	(6,878)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(37,006)	36,666	3,863	543
Net decrease in cash, cash equivalents and restricted cash	(486,094)	(513,844)	(310,052)	(43,670)
Cash, cash equivalents and restricted cash at the beginning of year	1,925,206	1,439,112	925,268	130,321
Cash, cash equivalents and restricted cash at the end of year	1,439,112	925,268	615,216	86,651

Operating Activities

Net cash used in operating activities for 2023 was RMB255.8 million (US$36.0 million), while our net loss for the same period was RMB653.7 million (US$92.1 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB450.1 million (US$63.4 million), primarily including share-based compensation of RMB260.7 million (US$36.7 million), depreciation and amortization of RMB133.4 million (US$18.8 million), non-cash operating lease expenses of RMB35.2 million (US$5.0 million), and changes in working capital. The changes in working capital primarily reflected (i) a decrease in inventories of RMB57.3 million, primarily attributable to our adjustment in response to changes in order demand and improvement in inventory management level, and (ii) a decrease in prepayments and other current and non-current assets of RMB12.4 million, primarily attributable to the decrease of prepaid research and development expenses, and partially offset by (i) a decrease in operating lease liabilities of RMB37.7 million, primarily attributable to the termination of office leases, (ii) a decrease in accounts payable of RMB31.1 million, primarily attributable to the timely settlement of payment and reduction of inventories, and (iii) a decrease in accrued liabilities and other current liabilities of RMB19.2 million, primarily attributed to the settlement of guaranteed return for certain eligible employees under our ESOP plans.

Net cash used in operating activities for 2022 was RMB456.8 million, while our net loss for the same period was RMB971.2 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB525.6 million, primarily including share-based compensation of RMB326.8 million, depreciation and amortization of RMB124.1 million, non-cash lease expense of RMB37.4 million, and changes in working capital. The changes in working capital primarily reflected (i) an increase in accrued liabilities and other current liabilities of RMB33.7 million primarily attributable to the payment of guaranteed return we will be liable to certain eligible employees under our ESOP plans if such employees request us to repurchase their eligible shares, and (ii) a decrease in other non-current assets of RMB24.2 million primarily attributable to the decrease of non-current deductible input VAT, and partially offset by (i) a decrease in operating lease liabilities of RMB37.8 million, primarily attributable to some termination of leasing offices (ii) an increase in inventories of RMB21.7 million, primarily attributable to our overall business growth, and (iii) an increase in accounts receivable and contract asset of RMB42.2 million, primarily attributed to the continued growth of our in-hospital business.

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

Investing Activities

Net cash generated from investing activities for 2023 was RMB9.3 million (US$1.3million), primarily due to purchase of property and equipment of RMB8.1 million.

Net cash used in investing activities for 2022 was RMB7.5 million, primarily due to proceeds from maturity of short-term investment of RMB65.6 million, partially offset by purchase of property and equipment of RMB70.3 million.

Net cash generated from investing activities for 2021 was RMB81.7million, primarily due to proceeds from maturity of short-term investment of RMB358.5 million, partially offset by purchase of property and equipment of RMB204.3 million and purchase of short-term investment of RMB63.9 million.

Financing Activities

Net cash used in financing activities for 2023 was RMB48.8 million (US$6.9 million), primarily due to refund of consideration for Employee Share Incentive Program of RMB41.8 million and purchase of treasury shares of RMB7.0 million.

Net cash used in financing activities for 2022 was RMB86.2 million, primarily due to our purchase of ADSs from the open market of RMB71.8 million.

Net cash used in financing activities for 2021 was RMB52.9 million, primarily due to the cash outflow of repayment of long-term borrowings of RMB34.7 million.

Long-term borrowings

As of December 31, 2023, we did not have any long-term borrowings.

Capital Expenditures

Our capital expenditures were RMB206.9 million, RMB70.5 million and RMB9.4 million (US$1.3 million) for 2021, 2022 and 2023, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from our initial public offering and the concurrent private placement.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily included our operating lease obligations. Our operating lease obligations primarily represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. For further information, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth our contractual obligations by specified categories as of December 31, 2023:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

	(RMB in thousands)
Operating lease obligations	12,900	9,091	3,809	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

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

ITEM 6. DIRECTORS, SENIOR MANANGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	45	Founder, chairman of the board of directors and chief executive officer
Zhihong (Joe) Zhang	48	Director and chief technology officer
Leo Li	39	Director and chief financial officer
Gang Lu	52	Director
Feng Deng	60	Director
Wendy Hayes	54	Independent director
Min-Jui Richard Shen	59	Independent director
Licen Lisa Xu	58	Independent director

Mr. Yusheng Han is our founder, chairman of the board of directors and chief executive officer. Mr. Han has 19 years of experience in life science. From June 2011 to November 2013, he was an associate in Northern Light Venture Capital where he focused on investment in the healthcare industry and helped the firm invest in successful companies. From July 2005 to May 2009, Mr. Han worked at BioTek Instruments, Inc. as its general manager in China. During his term with BioTek Instruments China, he built and led teams across marketing, sales and post-sale. From September 2003 to May 2005, he served as the product specialist of Gene Company Limited. Mr. Han received a bachelor’s degree in biochemistry from Jilin University in July 2000, and a master’s degree in cell biology in Peking Union Medical College in June 2003. He obtained a Master of Business Administration degree from Columbia Business School in May 2011.

Dr. Zhihong (Joe) Zhang has served as our chief technology officer in March 2016 and our director since June 2023. Prior to joining us, Dr. Zhang was a staff scientist of Illumina, Inc., and a senior fellow of Howard Hughes Medical Institute and University of Washington. He obtained a bachelor’s and master’s degree in biochemistry and molecular biology from Fudan University in 1997 and 2000, and a Ph.D. degree in molecular genetics and microbiology from Duke University in 2005.

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

Ms. Wendy Hayes has served as our independent director since June 2020. Ms. Hayes has served as an independent director of Tuanche Limited (NASDAQ: TC) since November 2018, iHuman Inc. (NYSE: IH) since October 2020, SciClone Pharmaceuticals (Holdings) Limited (HKEX: 6600) since March 2021, Apollomics Inc. (NASDAQ: APLM) since March 2023 and SharkNinja, Inc. (NYSE: SN) since July 2023. Between May 2013 and September 2018, Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

Dr. Licen Lisa Xu has served as our independent director since June 2022. Dr. Xu has 17 years of experience in driving the productization and lifecycle for life science and biomedical products, from product concept and research to development and commercialization. She is the chief commercial officer of FlashDx Inc., a molecular diagnostics sample-to-answer solution company, and an independent board member of Ribbon Biolab, a company specialized in the production of synthetic DNAs. Dr. Xu served as a vice president on strategic product management and lifecycle management at Roche Diagnostics, a subsidiary of Roche Holding AG for the development of diagnostic tests, instruments and digital solutions, and a vice president on strategic marketing and product management at Illumina Inc. Dr. Xu has a Ph.D. degree in molecular biology from University of Zurich and a master of science degree in biophysics from Tsinghua University, and completed the business executive education program from Wharton Business School, University of Pennsylvania.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Nasdaq Board Diversity Matrix (As of date of this annual report)

Country of Principal Executive Offices	China

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	8

	Female	Male	Non-Binary	Did No Disclose Gender

Part I: Gender Identity

Directors	2	6	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0

LGBTQ+	0

Did Not Disclose Demographic Background	0

UK FCA Diversity Disclosures (As at December 31, 2023)

As at December 31, 2023, 100% of the members of the board of directors identified as having a minority ethnic background. Nonetheless, we acknowledge that the Company does not, at this time, meet all of the diversity targets specified in FCA Policy Statement PS22/3 on diversity and inclusion on company boards and executive management. Specifically:

•	None of the following senior positions are held by women: chairman of the board of directors, chief executive officer, senior independent director or chief financial officer; and

•	Less than 40% of the individuals on the board of directors are women.

While the Company has not adopted a formal diversity policy, the Nominating and Corporate Governance Committee review annually the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity. In considering succession plans for senior positions, due attention will be given to the FCA board diversity targets set out in PS22/3, and we are confident that future appointments will, as a whole, continue to support the Company’s diversity aims.

The information presented in the following tables was collected on a self-reporting basis. The board of directors were provided with the tables below, and asked to complete them based on how they identify. The Company’s approach to data collection is consistent for the purposes of all diversity-related reporting requirements under the UK Listing Rules and across all individuals in relation to whom data is being reported.

Reporting on sex/gender representation as at December 31, 2023

	Number of board of director members	Percentage of the board of directors	Number of senior positions on the board of directors	Number in executive management(1)	Percentage of executive management(1)
Men	6	75%	3	3	100%
Women	2	25%	0	0	0
Not specified/ prefer not to say	—	—	—	—	—

(1)	The Company’s executive management consists of the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer, each of whom are also on the board of directors.

Reporting on ethnicity representation as at December 31, 2023

	Number of board of director members	Percentage of the board of directors	Number of senior positions on the board of directors	Number in executive management(1)	Percentage of executive management(1)
White British or other White (including minority-white groups)	—	—	—	—	—
Mixed/Multiple Ethnic Groups	—	—	—	—	—
Asian/ Asian British	8	100%	3	3	100%
Black/African/Caribbean/Black British	—	—	—	—	—
Other ethnic group, including Arab	—	—	—	—	—
Not specified/ prefer not to say	—	—	—	—	—

(1)	The Company’s executive management consists of the Chief Executive Officer, the Chief Financial Officer and the Chief Technology Officer, each of whom are also on the board of directors.

B. Compensation

In 2023, we paid an aggregate of approximately RMB6.1 million (US$0.9 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Awards

2023 Equity Incentive Plan

In June 2023, our board of directors approved our 2023 Equity Incentive Plan, or the 2023 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of shares that may be issued pursuant all awards under our 2023 Plan is 4,755,000 Class A ordinary shares (the “Awards”).

The following paragraphs describe the principal terms of the 2023 Plan:

Type of awards. The 2023 Plan permits the awards of options, restricted shares, restricted share units that the plan administrator decides.

Plan administration. Our compensation committee will administer the 2023 Plan. The compensation committee will determine the participants to receive awards, the time, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2023 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment. Unless terminated earlier, the 2023 Plan has a term of ten years. The plan administrator has the authority to amend or terminate the 2023 Plan. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may diminish any of the rights of the participant under any award pursuant to the 2023 Plan unless agreed by the participant.

As of March 31, 2024, there were 1,243,667 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2023 Plan.

2022 Long-term Equity Incentive Plan

In August 2022, our board of directors approved our 2022 Long-term Equity Incentive Plan, or the 2022 Plan, which was subsequently approved by our shareholders in the annual general meeting in September 2022. The 2022 Plan and the grant of the awards thereunder replaced our 2021 Long-term Equity Incentive Plan, or the 2021 Plan, and the share incentive awards granted thereunder, which were approved by our board of directors in November 2021 and shareholders in December 2021. Following the approval of the 2022 Plan, the 2021 Plan and all awards granted thereunder were automatically and immediately cancelled. The 2022 Plan will grant options to senior management and employees. The maximum number of shares that may be issued pursuant all awards under our 2022 Plan is 11,775,525 Class A ordinary shares (the “Awards”).

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

As of March 31, 2024, there were 9,893,478 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2022 Plan.

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

As of March 31, 2024, we granted certain number of restricted share units under our 2020 Plan to three independent directors, which represent approximately 1% of our total outstanding ordinary shares as of the same date.

Other Share Incentive Awards

We also granted options to our directors, officers and employees other than under our 2020 Plan and 2022 Plan. As of March 31, 2024, there were 6,227,135 ordinary shares underlying outstanding options granted to our directors, officers and employees outside our 2020 Plan and 2022 Plan. These options bear a per share exercise price of US$0.0002 or US$13.6184, and will expire between September 30, 2025 and January 31, 2032.

In December 2020, we issued an aggregate of 743,955 restricted shares at purchase prices between US$13.2000 and US$20.0229 per share to certain employees. These restricted shares are subject to a three-year lock-up period. By August 2023, we had repurchased all these shares from these employees.

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

D. Employees

As of December 31, 2021, 2022 and 2023, we had 1,394, 1,138 and 786 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of December 31, 2023.

	As of December 31, 2023
	Number	% of Total Employees
Functions:
Technology, Research and Development	174	22.1%
Medical Affairs	84	10.7%
Operations and Quality Assurance	177	22.5%
Sales and Marketing	271	34.5%
General and Administration	80	10.2%

Total number of employees	786	100.0%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 102,587,260 ordinary shares issued and outstanding as of March 31, 2024, comprising (i) 85,262,412 Class A ordinary shares, excluding (a) 708,828 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (b) 3,023,138 Class A Ordinary Shares as treasury stock, and (ii) 17,324,848 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han(1)	85,123	17,324,848	17,409,971	17.0%	55.0%
Zhihong (Joe) Zhang	*	—	*	*	*
Leo Li	*	—	*	*	*
Gang Lu	—	—	—	—	—
Feng Deng(2)	11,880,245	—	11,880,245	11.6%	6.3%
Wendy Hayes	—	—	—	—	—
Min-Jui Richard Shen	*	—	*	*	*
Licen Lisa Xu	*	—	*	*	*
All Directors and Executive Officers as a Group	12,888,799	17,324,848	30,213,647	29.3%	61.6%
Principal Shareholders:
Quantum Boundary Holdings Limited(1)	85,123	17,324,848	17,409,971	17.0%	55.0%
Northern Light Venture Capital III, Ltd.(3)	11,880,245	—	11,880,245	11.6%	6.3%
Entities affiliated with LYFE Capital(4)	8,338,381	—	8,338,381	8.1%	4.4%
Sequoia Capital China(5)	6,846,567	—	6,846,567	6.7%	3.6%
Investment funds affiliated with CMB(6)	7,017,385	—	7,017,385	6.8%	3.7%
Kynam Capital Management, LP(7)	8,694,426	—	8,694,426	8.5%	4.6%

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2024.
**	Except as otherwise indicated below, the business address of our directors and executive officers is No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after March 31, 2024. The total number of ordinary shares issued and outstanding as of March 31, 2024 is 102,587,260, including 85,262,412 Class A ordinary shares and 17,324,848 Class B ordinary shares.

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

(1)

Represents (i) 32,958 Class A Ordinary Shares directly held by Quantum Boundary Holdings Limited, a British Virgin Island company, (ii) 52,165 Class A ordinary shares issuable to Mr. Yusheng Han upon exercise of options within 60 days of March 31, 2024, and (iii) 17,324,848 Class B ordinary shares directly held by Quantum Boundary Holdings Limited. Quantum Boundary Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee.

Mr. Han is the settlor of the trust. Mr. Han and his family members are the beneficiaries of the trust. The register address of Quantum Boundary Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Consists of the shares listed in footnote (3) below. For purpose of this section, Mr. Feng Deng, one of our directors, beneficially owns the shares held by Northern Light Venture Capital III, Ltd.
(3)

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

(4)

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

(5)

Represents (i) 3,004,874 Class A ordinary shares held by HSG Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, (ii) 3,840,808 Class A ordinary shares (including 212,121 Class A ordinary shares in the form of ADSs) held by HSG Venture VI Holdco, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, and (iii) 885 Class A ordinary shares held by Mr. Neil Nanpeng Shen, as reported in the Schedule 13G filed on February 14, 2024. HSG Venture V Holdco I, Ltd. is wholly-owned by HongShan Capital Venture Fund V, L.P. The general partner of HongShan Capital Venture Fund V, L.P. is HSG Venture V Management, L.P., whose general partner is HSG Holding Limited. HSG Venture VI Holdco, Ltd. is wholly-owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. HSG Holding Limited is wholly-owned by SNP China Enterprises Limited, which in turn is wholly-owned by Mr. Neil Nanpeng Shen. The registered address of SCC Venture V Holdco I, Ltd. and SCC Venture VI Holdco, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for Mr. Shen is Suite 3613, 36/F Two Pacific Place, 88 Queensway, Hong Kong.

(6)

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

(7)

Represents 8,694,426 Class A ordinary shares (in the form of ADSs) held Kynam Capital Management, LP, as reported in the Schedule 13G filed on February 14, 2024. Kynam Capital Management, LP is a Delaware company and its address is 221 Elm Road. Princeton, NJ 08540, U.S.

To our knowledge, as of March 31, 2024, 56,075,045 issued and outstanding Class A ordinary shares, representing approximately 54.7% of our total issued and outstanding ordinary shares, were held by three record shareholders with registered addresses in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Awards

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

Other Related Party Transactions

Transactions with EaSuMed

We invested in and are currently a minority shareholder of EaSuMed Holding Ltd., or EaSuMed, a medical service provider. In 2023, we paid service fees in the amount of RMB18.0 thousand (US$3.0 thousand) to EaSuMed, which was mainly related to consulting services EaSuMed provided to us.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered as a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. In 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese- controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

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

Dividend distributions will constitute income from sources outside the U.S. and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Subject to generally applicable limitations and conditions PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any PRC tax imposed on such sale or disposition.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

•	75% or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets (generally based on a quarterly average) that is attributable to assets that produce or are held for the production of passive income is at least 50%.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares or ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for our prior taxable year. Additionally, there is a significant risk that we will be a PFIC for our current taxable year and in future taxable years. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

If we are classified as a PFIC for any taxable year in which a U.S. Holder holds our stock, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns our shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to our shares once we are no longer a PFIC). U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), the U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC for purposes of the application of these rules, and the U.S. Holder generally would be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder may be able to avoid the interest charge described above by electing to mark its shares to market, provided the shares are considered “marketable.” The shares will be marketable if they are regularly traded on certain U.S. stock exchanges, including the NASDAQ Global Market, or on a non-U.S. stock exchange if (i) the non-U.S. stock exchange is regulated or supervised by a governmental authority in the country in which the exchange is located, (ii) the non-U.S. stock exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors, (iii) the laws of the country in which the exchange is located and the rules of the exchange ensure that these requirements are actually enforced, and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It should be noted that only the ADSs, and not the Class A ordinary shares, are listed on the NASDAQ Global Market. Consequently, a mark-to-market election is not expected to be available for a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs.

If the U.S. Holder makes a mark-to-market election with respect to its ADSs, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the holder’s basis in those ADSs. If at the end of the U.S. Holder’s taxable year for a year in which we were a PFIC, the holder’s basis in the ADSs exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. The holder’s adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale or other disposition of its ADSs in a year in which we were a PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable.

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

The following comments are intended as a general guide and, except where expressly stated otherwise, apply only to holders of the ADSs who: (i) are: (x) resident and, in the case of an individual, domiciled, for tax purposes in the UK and to whom “split year” treatment does not apply; or (y) hold ADSs through a permanent establishment or branch within the UK; (ii) do not have a permanent establishment or fixed base outside the UK with which the holding of the ADSs (and dividends paid in respect of the ADSs) is connected; (iii) hold ADSs as an investment (other than under an Individual Savings Account (including Lifetime ISAs) or a Self-investment Personal Pension); and (iv) are, or are treated as, the absolute beneficial owners thereof. For the avoidance of doubt, the following comments do not apply to holders of the ADSs who are temporarily non-resident in the UK.

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

For UK resident individual holders, the first £500 (the “Dividend Allowance”) of the gross amount of any UK and non-UK source dividend income and certain other distributions in respect of shares (including any dividends received in respect of the underlying Shares) (“Dividend Income”) received by such an individual in a tax year will be taxed at a nil rate (and so no income tax will be payable in respect of such amounts).

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

•

To the extent that the Taxable Excess falls above the basic rate limit but below the higher rate limit, a UK resident individual holder of ADSs will be subject to tax on it at the dividend higher rate of 33.75%.

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

Upon the disposal or deemed disposal of the ADSs, and after all allowable deductions, a UK resident individual holder’s taxable chargeable gains would, for the 2024/2025 tax year, generally be taxed at (i) 10% if the aggregate of the taxable chargeable gains and other taxable income for the year of that UK resident individual holder does not exceed the basic rate income tax limit; or (ii) 20%, where the aggregate of the taxable chargeable gains and other taxable income for the year of the relevant holder does exceed the basic rate income tax limit. A UK resident individual holder is entitled to realize an annual exempt amount of gains (£3,000 for the 2024/2025 tax year) without being liable to UK capital gains tax.

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

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term investment, long-term investment, and accounts receivable. We place our cash and cash equivalents, restricted cash, short-term investment and long-term investment with reputable financial institutions of high credit quality. As of December 31, 2023, approximately 99.99% of our cash and cash equivalents and restricted cash were held at major financial institutions located in the PRC, and approximately 0.01% were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.

Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2023, we had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Foreign currency exchange risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 2.3%, appreciation of approximately 8.2% and depreciation of approximately 2.9% in the years ended December 31, 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We did not have any borrowings as of December 31, 2023. As a result, we are not exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We may incur additional borrowings or other facilities in the future. In addition, our future financial condition and results of operations may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS cancelled

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held Up

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2023, we received US$18,662, net of withholding taxes, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.5 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$0.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used (i) US$25.8 million of the net proceeds from our initial public offering to renovate our laboratories and offices, (ii) US$20.6 million to purchase and installation of machinery and equipment, (iii) US$1.5 million to supplement our working capital, (iv) US$35.1 million for early detection related research and development, and (v) US$115.7 million of for other operating and corporate administration expenses. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of the chief executive officer, the chief financial officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2023. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, our management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on pages F-4 and F-5 of this annual report on Form 20-F.

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

	Year ended December 31.
	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,497	5,212	734
Tax fees(2)	86	521	73

Total	4,583	5,733	807

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, our internal controls over financial reporting, agreed upon procedures of our quarterly financial statements, and statutory audits for certain of our subsidiaries.

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

ITEM 15E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced a Share Repurchase Program approved by our board of directors on June 21, 2022. Under the terms of the approved program, we may repurchase our Class A ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during a 12-month period. The Share Repurchase Program was completed in full. We repurchased a total of 3,023,138 Class A ordinary shares in the form of ADSs. The following table sets forth information about our purchases of ADSs in 2023.

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADSs (US$)	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Approximately Dollar Value of ADSs that May Yet be Purchased Under the Plans or Programs (in US$ million
August 23, 2022	3,023,138	2.83	3,023,138	—

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

ITEM 15I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 15J. INSIDER TRADING POLICIES

Our board of directors adopted an Insider Trading Policy on November 21, 2023, and a copy of the Insider Trading Policy is filed as an exhibit to this annual report.

ITEM 15K. CYBERSECURITY

We have developed and maintained a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Pursuant to our cybersecurity policy, the Board is responsible for the oversight of risks from cybersecurity threats, including full authority in monitoring, resolving, disclosing and otherwise handling matters related to or arising out any cybersecurity incidents. The Board has also delegated authorities to certain Board committee and management. Our Audit Committee is responsible for identifying risks that threaten achievement of the control activities and reporting such risks and any material cybersecurity incidents to the Board on a quarterly basis. We also established a dedicated management team comprising cybersecurity officers from each department. This management team is responsible for developing cybersecurity management strategies and harmonizing and publishing cybersecurity management rules and specifications; regularly studying relevant legal and regulatory compliance matters, and identifying any compliance risks that we face; developing the operating procedures for cybersecurity management and providing clarifications on such procedures, including the emergency plans, in relation to cybersecurity incidents; developing data classification standards, assisting business departments in effective data asset identification and classification management, and implementing the cybersecurity matters in the business operation context; and developing and organizing cybersecurity education and training sessions, and reporting major cybersecurity matters to the Audit Committee. The risk assessment for our cybersecurity occurs as business needs change, and covers identification of risks that could act against our objectives as well as specific risks related to a compromise to the security of data.

The oversight of cybersecurity threats is undertaken by our head of IT department. The level of each identified risk is evaluated based on its potential impact, prioritizing high-scoring risks for immediate action and mitigation. A thorough analysis is conducted to assess if the risk aligns with our risk acceptance criteria, determining whether it should be accepted or mitigated. Mitigation plans are developed, specifying the responsible individual or department, and may take into account budgetary considerations.

As of the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 16. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 17. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 18. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 99(a)(i) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

2.3	Deposit Agreement, dated as of June 16, 2020, as amended and supplemented on October 31, 2022, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 99(a)(ii) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 20, 2023)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.3	English translation of Exclusive Business Cooperation Agreement, dated October 21, 2019, between Beijing Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020 )

4.4	English translation of Exclusive Option Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.5	English translation of Equity Interest Pledge Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.6	English translation of Agreement for Power of Attorney, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.7	English translation of the executed form of Spousal Consent Letter, dated October 21, 2019, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333 238596), as amended, initially filed with the SEC on May 22, 2020)

4.8	Financial Support Undertaking Letter, dated October 21, 2019, issued by the Registrant to Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.9	Voting proxy agreement, dated October 21, 2019, by and between the Registrant and Beijing Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.10	Series C Preferred Share Purchase Agreement, dated January 31, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

Exhibit Number	Description of Document

4.11	Series C+ Preferred Share Purchase Agreement, dated December 30, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.12	2020 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.13	Subscription Agreement, dated June 5, 2020, between the Registrant and Lake Bleu Prime Healthcare Master Fund Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation

101 INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2024

Burning Rock Biotech Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2
9
, 2024 expressed an unqualified opinion thereon.
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
in-hospital
business often contain bundles of reagent kits to hospital customers. Each kit represents a single performance obligation. The Company allocates the transaction price to each kit on a relative standalone selling price basis using the expected cost plus a margin method and recognizes revenue when the reagent kits are delivered to the hospital customers.

Auditing the Company’s estimated standalone selling prices for the in-hospital
business was complex and required subjective auditor judgment due to the significant management judgement to develop these estimates. The standalone selling price is based on the product mix sold to customers over time and the Company’s expected gross margin for different customers, which directly affects the amount and timing of revenue recognized under these arrangements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the stand-alone selling price, including the Company’s controls over the review of product offerings, contracts, pricing information used to estimate the standalone selling prices and historical margin analysis.

To test the estimated standalone selling price of each performance obligation, our audit procedures included, among others, testing the underlying data used in management’s calculations for completeness and accuracy as well as evaluating the significant assumptions including the product mix sold to customers over time and expected gross margin for different customers used in the estimate by analyzing historical experience and other factors, such as changes in customer demand for product mix, changes in internal cost structure and the Company’s pricing strategies. We interviewed management to understand the details of the Company’s pricing strategies and hospital customers to confirm the product mix on a sample basis and compared such information to the Company’s annual sales register. We further assessed the reasonableness of management’s expected margin by comparing to management’s historical margin analysis.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019.
Guangzhou, the People’s Republic of China
April 2
9
, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on Internal Control Over Financial Reporting
We have audited Burning Rock Biotech Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Burning Rock Biotech Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 29, 2024 expressed an unqualified opinion thereon.
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
/s/
Ernst & Young Hua Ming LLP
Guangzhou, the People’s Republic of China
April 2
9
, 2024

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		905,451	615,096	86,634
Restricted cash		19,817	120	17
Accounts receivable (net of allowance of RMB42,914 and RMB38,396 (US$5,408) as of December 31, 2022 and 2023, respectively)	4	109,954	126,858	17,868
Contract assets (net of allowance of RMB35,770 and RMB58,790 (US$8,280) as of December 31, 2022 and 2023, respectively)	5	41,757	22,748	3,204
Inventories, net	6	130,321	69,020	9,721
Prepayments and other current assets	7	51,462	50,254	7,079
Total current assets		1,258,762	884,096	124,523

Non-current assets:
Equity method investment		690	337	47
Convertible note receivable		5,105	5,320	749
Property and equipment, net	8	251,829	131,912	18,579
Intangible assets, net	9	1,986	964	136
Operating right-of-use assets	10	48,205	12,284	1,730
Other non-current assets		20,890	5,088	718
Total non-current assets		328,705	155,905	21,959

TOTAL ASSETS		1,587,467	1,040,001	146,482

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB290,252 and RMB214,820 (US$30,258) as of December 31, 2022 and 2023, respectively):

Accounts payable		50,947	18,061	2,544
Deferred revenue		147,633	130,537	18,386
Accrued liabilities and other current liabilities	11	173,832	104,935	14,780
Customer deposits		1,803	1,197	169
Current portion of operating lease liabilities	10	37,236	8,634	1,216
Total current liabilities		411,451	263,364	37,095

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB6,541 and RMB4,288 (US$604) as of December 31, 2022 and 2023, respectively):

Other non-current liabilities		4,124	4,537	638
Non-current portion of operating lease liabilities	10	13,551	3,690	520
Total non-current liabilities		17,675	8,227	1,158

TOTAL LIABILITIES		429,126	271,591	38,253

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 85,318,596 and 85,115,600 shares issued and outstanding as of December 31, 2022 and 2023, respectively)		117	116	16
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2022 and 2023)		21	21	3
Treasury stock	13	(58,919)	(65,896)	(9,281)
Additional paid-in capital		4,582,790	4,849,337	683,015
Accumulated deficits		(3,199,946)	(3,853,635)	(542,773)
Accumulated other comprehensive loss		(165,722)	(161,533)	(22,751)

Total shareholders’ equity		1,158,341	768,410	108,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,587,467	1,040,001	146,482

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Revenues:
Revenues from services		342,465	391,548	345,030	48,596
Revenues from sales of products		165,397	171,690	192,405	27,100

Total revenues	3	507,862	563,238	537,435	75,696

Cost of revenues:
Cost of services (including related party amounts of RMB208, nil and RMB18 (US$3) for the years ended December 31, 2021, 2022 and 2023, respectively)		(93,401)	(119,903)	(101,638)	(14,315)
Cost of goods sold		(50,315)	(63,296)	(72,570)	(10,222)

Total cost of revenues		(143,716)	(183,199)	(174,208)	(24,537)

Gross profit		364,146	380,039	363,227	51,159

Operating expenses:
Research and development expenses		(367,858)	(421,868)	(347,016)	(48,876)
Selling and marketing expenses (including related party amounts of RMB235, RMB201 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(303,096)	(370,294)	(247,711)	(34,889)
General and administrative expenses (including related party amounts of RMB1,752, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)	16	(490,256)	(568,284)	(437,821)	(61,666)

Total operating expenses		(1,161,210)	(1,360,446)	(1,032,548)	(145,431)

Loss from operations		(797,064)	(980,407)	(669,321)	(94,272)

Interest income		3,457	9,356	17,956	2,529
Interest expenses		(1,536)	102	—	—
Other income, net (including related party income of RMB628, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)		199	152	484	68
Foreign exchange (loss) gain, net		(854)	1,549	(420)	(59)
Loss before income tax		(795,798)	(969,248)	(651,301)	(91,734)

Income tax expenses	14	(899)	(1,985)	(2,388)	(336)

Net loss		(796,697)	(971,233)	(653,689)	(92,070)

The accompanying notes are an integral part of these consolidated financial statements.

F-
7

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Net loss attributable to Burning Rock Biotech Limited		(796,697)	(971,233)	(653,689)	(92,070)

Loss per share for class A and class B ordinary shares:	15
Class A ordinary shares - basic and diluted		(7.65)	(9.35)	(6.38)	(0.90)
Class B ordinary shares - basic and diluted		(7.65)	(9.35)	(6.38)	(0.90)
Weighted average shares outstanding used in loss per share computation:	15
Class A ordinary shares - basic and diluted		86,883,011	86,584,100	85,071,691	85,071,691
Class B ordinary shares - basic and diluted		17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(39,480)	41,347	4,189	590

Total comprehensive loss		(836,177)	(929,886)	(649,500)	(91,480)

Total comprehensive loss attributable to Burning Rock Biotech Limited		(836,177)	(929,886)	(649,500)	(91,480)

The accompanying notes are an integral part of these consolidated financial statements.

F-
8

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	104,781,929	137	—	4,006,616	(1,418,160)	(167,589)	2,421,004
Net loss	—	—	—	—	(796,697)	—	(796,697)
Adoption of ASC 326	—	—	—	—	(13,856)	—	(13,856)
Other comprehensive loss	—	—	—	—	—	(39,480)	(39,480)
Share-based compensation (note 12)	—	—	—	282,433	—	—	282,433
Purchase of treasury stock (note 13)	(61,026)	—	(4,270)	—	—	—	(4,270)
Exercise of options (note 12)	425,407	—	4,270	(4,270)	—	—	—
Issuance of restricted shares (note 12)	2,424	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(39,885)	—	—	(3,823)	—	—	(3,823)

Balance as of December 31, 2021	105,108,849	137	—	4,280,956	(2,228,713)	(207,069)	1,845,311

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	105,108,849	137	—	4,280,956	(2,228,713)	(207,069)	1,845,311
Net loss		—	—	—	(971,233)	—	(971,233)
Other comprehensive income		—	—	—	—	41,347	41,347
Share-based compensation (note 12)		—	—	326,784	—	—	326,784
Purchase of treasury stock (note 13)	(3,187,025)	—	(62,177)	(9,657)	—	—	(71,834)
Exercise of options (note 12)	746,042	1	3,258	(3,258)	—	—	1
Issuance of restricted shares (note 12)	2,425	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(26,847)	—	—	(12,035)	—	—	(12,035)

Balance as of December 31, 2022	102,643,444	138	(58,919)	4,582,790	(3,199,946)	(165,722)	1,158,341

The accompanying notes are an integral part of these consolidated financial statements.

F-1
0

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	102,643,444	138	(58,919)	4,582,790	(3,199,946)	(165,722)	1,158,341
Net loss		—	—	—	(653,689)	—	(653,689)
Other comprehensive income		—	—	—	—	4,189	4,189
Share-based compensation (note 12)		—	—	260,719	—	—	260,719
Purchase of treasury stock (note 13)	(449,783)	(1)	(6,977)	5,907	—	—	(1,071)
Exercise of options (note 12)	258,646	—	—	—	—	—	—
Refund for prepaid subscription for forfeited restricted shares	(11,859)	—	—	(79)	—	—	(79)

Balance as of December 31, 2023	102,440,448	137	(65,896)	4,849,337	(3,853,635)	(161,533)	768,410

Balance as of December 31, 2023 (US$)	102,440,448	19	(9,281)	683,015	(542,773)	(22,751)	108,229

The accompanying notes are an integral part of these consolidated financial statements.

F-1
1

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(796,697)	(971,233)	(653,689)	(92,070)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	47,766	124,096	133,400	18,789
Allowance for credit losses	12,115	24,921	18,502	2,606
Inventory reserve	2,619	11,202	1,105	156
Loss on disposal of equipment	178	1,418	1,008	142
Share of loss from an equity method investee	483	294	361	51
Share-based compensation	282,433	326,784	260,719	36,722
Accrued interest	295	—	—	—
Change in fair value of convertible note receivable	—	(105)	(215)	(30)
Non-cash operating lease expenses	35,317	37,447	35,196	4,957
Derecognition of right-of-use asset and lease liability	—	(473)	(13)	(2)

Changes in operating assets and liabilities:
Accounts receivable	(18,930)	(21,505)	(12,386)	(1,745)
Contract assets	(30,838)	(20,658)	(4,011)	(565)
Amounts due from related parties	212	—	—	—
Inventories	(66,999)	(21,654)	57,277	8,067
Prepayments and other current and non-current assets	(34,859)	33,919	12,353	1,740
Accounts payable	(5,102)	16,632	(31,124)	(4,384)
Deferred revenue	68,469	4,762	(17,096)	(2,408)
Accrued liabilities and other current liabilities	44,244	33,662	(19,247)	(2,711)
Customer deposits	(148)	831	(606)	(85)
Deferred government grants	(263)	663	427	60
Operating lease liabilities	(29,735)	(37,811)	(37,744)	(5,316)
Other non-current liabilities	11,554	—	—	—

Net cash used in operating activities	(477,886)	(456,808)	(255,783)	(36,026)

Cash flows from investing activities:
Proceeds from maturity of short-term investments	358,504	65,598	—	—
Proceeds from disposal of equipment	565	2,414	84	12
Prepayment for property and equipment	(6,590)	(8,259)	—	—
Purchase of property and equipment	(204,329)	(62,031)	(8,104)	(1,141)
Purchase of intangible assets	(2,529)	(185)	(1,280)	(180)
Purchase of convertible n ote	—	(5,000)	—	—
Purchase of short-term investments	(63,924)	—	—	—

Net cash generated from (used in) investing activities	81,697	(7,463)	(9,300)	(1,309)

The accompanying notes are an integral part of these consolidated financial statements.

F-1
2

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023
		RMB	RMB	RMB	US$
Cash flows from financing activities:			—	—	—
Financing lease obligation payments		(5,111)	—	—	—
Refund of consideration for Employee Share Incentive Program		(3,823)	(12,035)	(41,855)	(5,895)
Repayment of short-term borrowings		(5,000)	(2,370)	—	—
Repayment of long-term borrowings		(34,695)	—	—	—
Purchase of treasury stock		(4,270)	(71,834)	(6,977)	(983)

Net cash used in financing activities		(52,899)	(86,239)	(48,832)	(6,878)

Effect of exchange rate on cash, cash equivalents and restricted cash		(37,006)	36,666	3,863	543

Net decreases in cash, cash equivalents and restricted cash		(486,094)	(513,844)	(310,052)	(43,670)

Cash, cash equivalents and restricted cash at the beginning of year		1,925,206	1,439,112	925,268	130,321

Cash, cash equivalents and restricted cash at the end of year		1,439,112	925,268	615,216	86,651

		For the years ended December 31,
		2021	2022	2023
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest expense paid		1,517	877	—	—
Income tax expense paid		1,105	98	—	—
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in prepayments and other non-current assets		14,017	7,794	4,656	656
Purchase of property and equipment included in accounts payable		(32,700)	(6,645)	1,762	248
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents		1,431,317	905,451	615,096	86,634
Restricted cash		7,795	19,817	120	17

Total cash, cash equivalents and restricted cash shown in the statements of cash flows		1,439,112	925,268	615,216	86,651

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
On June 12, 2020, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market.
As of December 31, 2023, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

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

F-1
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
Despite the lack of equity ownership, through a series of contractual arrangements (the “VIE agreements”), the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary beneficiary of the VIE and the Company consolidates the VIE in accordance with SEC Regulation
S-X-3A-02
and Accounting Standards Codification (“ASC”) Topic
810-10
(“ASC
810-10”),
Consolidation: Overall
.
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

Equity Interest Pledge Agreement
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

F-
1
8

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Cash and cash equivalents	376,735	314,724	44,328
Restricted cash	10,277	20	3
Accounts receivable (net of allowance of RMB45,647 and RMB38,123 (US$5,370) as of December 31, 2022 and 2023, respectively)	109,948	126,851	17,867
Contract assets (net of allowance of RMB35,770 and RMB58,790 (US$8,280) as of December 31, 2022 and 2023, respectively)	41,757	22,748	3,204
Inter-company receivables*	245,391	343,342	48,359
Inventories	114,340	61,169	8,615
Prepayments and other current assets	19,215	16,855	2,374

Total current assets	917,663	885,709	124,750

Property and equipment, net	59,465	45,533	6,413
Intangible assets, net	161	38	5
Other non-current assets	10,165	2,398	338
Operating right-of-use assets	28,805	4,524	637

Total non-current assets	98,596	52,493	7,393

TOTAL ASSETS	1,016,259	938,202	132,143

Accounts payable	10,139	11,209	1,579
Deferred revenue	145,117	127,631	17,976
Inter-company payables*	1,601,116	1,693,577	238,535
Accrued liabilities and other current liabilities	107,240	71,144	10,021
Customer deposits	1,803	1,197	169
Current portion of operating lease liabilities	25,953	3,639	513

Total current liabilities	1,891,368	1,908,397	268,793

Other non-current liabilities	1,901	4,288	604
Non-current portion of operating lease liabilities	4,640	—	—

Total non-current liabilities	6,541	4,288	604

TOTAL LIABILITIES	1,897,909	1,912,685	269,397

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

F-
19

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

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2021	2022	2023

	RMB	RMB	RMB	US$
Revenues	526,071	557,667	537,502	75,706
Net loss	(508,803)	(605,934)	(340,575)	(47,969)
The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2021	2022	2023

	RMB	RMB	RMB	US$
Net cash used in operating activities	(257,506)	(139,381)	(2,768)	(391)
Net cash used in investing activities	(11,265)	(37,088)	(606)	(86)
Net cash generated from (used in) financing activities	304,623	377,630	(68,894)	(9,704)
As of December 31, 2022 and 2023, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

F-2
0

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
Comparative Information
The unrecognized tax benefits related to the adjustment of transfer pricing is classified under “Unrecognized tax benefits” rather than “Non-deductible expenses”, the benefits related to PRC preferential tax rates for HNTE is classified under “Effect of PRC preferential tax rates” rather than “Effect of tax rate differential”, and the provision to return difference is classified under “Provision to return” rather than “Non-deductible expenses” for the year ended December 31, 2023.
This reclassification has been retrospectively applied to all prior periods presented. Certain produced content related disclosures presented in Note 14 have been adjusted to conform with the current year’s presentation to facilitate comparison.
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
Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

F-2
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB
7.0999
per US$1.00 on December

29, 2023, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.
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

F-2
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
Investments
The Group’s investments consist of equity method investment and convertible note receivables. The classification of an investment is determined based on the nature of the investment, the Group’s ability and intent to hold the investment, and the degree to which the Group may exercise influence over the investee.
Equity method investment represent investment of 20.29% equity interest in EaSuMed Holding Ltd. for US$363. The Group exercised significant influence over the investee with its one seat on the board of directors and accounted for its investment under the equity method. The Group recognized losses from equity method investment of RMB483, RMB294 and RMB361 (US$51) for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment loss was recognized for the years presented.
In June 2022, the Group extended a three-year RMB5,000 (US$704) loan to a private biotech company with interest of the note was 4%. The Group can convert the loan principal into equity if the borrower completes a qualified equity financing at any point during the term of the loan. The conversion price will be identical to investors in the subsequent equity financing. The Group elected fair value option method of accounting for the convertible note receivable under ASC 825. Accordingly, the Group remeasures the convertible note receivable on a recurring basis, with fair value changes recorded in other income, net. The Group recorded gains of RMB105 and RMB215 (US$30) for the years ended December 31, 2022 and 2023, respectively.

F-2
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
The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, contract assets and accounts payable approximate their fair values because of their generally short maturities. The carrying amounts of other non-current
liabilities and lease liabilities approximate their fair values since they bear interest at rates which approximate market interest rates.

F-2
4

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurements (continued)

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2022 and 2023. There were no financial assets and liabilities measured and recorded at fair value on a non-recurring
basis as of December 31, 2022 and 2023.
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
Impairment of long-lived assets
The Group evaluates the recoverability of its long-lived assets, including fixed assets, operating right-of-use
assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
No impairment loss was recorded for the years ended December 31, 2021, 2022 and 2023.

F-2
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting
In accordance with ASC 280,
Segment Reporting
. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital
business and pharma research and development services. Substantially all of the Group’s revenues are derived from the PRC.
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
The Group launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contain a fixed number of the same type cancer therapy selection test which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration based on historical usage rates are referred to as a “breakage”. The Group recognizes the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year
period when the monitoring package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. The Group recognized breakage income of RMB14,177, RMB26,392 and RMB10,924 (US$1,539) for the years ended December 31, 2021, 2022 and 2023, respectively.

F-2
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition
(continued)

Revenue from
in-hospital
business
Revenue from
in-hospital
business is primarily generated through reagent kit sales and providing facilitation services for laboratory equipment sold to hospitals. The Group manufactures the reagent kits and sells to the hospitals when the hospitals submit a purchase order. Each reagent kit represents a single performance obligation. The Group does not provide rights of return for the reagent kits sold other than returns of defective products. Returns for defective products were not material for the periods presented. The contracts with hospital customers from reagent kit sales of in-hospital
business often contain bundles of reagent kits to customers. Each kit represents a single performance obligation. The Group allocates the transaction price to each kit on a relative standalone selling price basis using the expected cost plus a margin method. The Group estimates the standalone selling price based on its pricing strategies considering market conditions, entity-specific factors, product mix sold to customers over time and the Group’s expected gross margin for different customers.
The Group recognizes revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to the hospital customers.
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
Revenue recognition
(continued)

Contract assets and liabilities
Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for reagent kits as the Group has an unconditional right to bill customers only upon delivery of all reagent kits delivered. Contract assets decreased RMB19,009 (US$2,677) compared to December 31, 2022 because the Group recorded provision for credit losses
of RMB23,020 (US$3,242) for the year ended December 31, 2023.
The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services. The decrease in deferred revenue of RMB17,096 (US$2,408) compared to December 31, 2022 is a result of the decrease in payments from the Group’s customers due to the business reduction. The Group receives payments from customers based on the billing schedule established in their contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB34,140, RMB66,198 and RMB56,514 (US$7,960) for the years ended December 31, 2021, 2022 and 2023, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2022 and 2023 were
RMB393,803 and RMB577,266 (US$81,306),
respectively. RMB418,151 (US$58,895) of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue after one year. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
Value added taxes and related surcharges
The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 13%.
The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2021, 2022 and 2023, respectively.

F-3
0

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
Government assistances received by the Group were in the form of cash and primarily to support the Group’s operating activities. Government subsidies received were recorded as a reduction of expenses and cost by the straight-line method. As of December 31, 2022 and 2023, accrued liabilities and other current liabilities related to the government assistance received prior to conditions being met was RMB663 and RMB1,090 (US$154), respectively. For the years ended December 31, 2021, 2022 and 2023, RMB1,871, RMB2,337 and RMB663 (US$93) was recorded as a reduction of research and development expenses, respectively.
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
The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Group classifies a lease as an operating lease when it does not meet any one of these criteria. The Group’s lease portfolio consists entirely of operating leases as of December 31, 2022 and 2023.
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

Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to the Group and its overseas subsidiaries, whose functional currency is US$.
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
Share-based compensation
The Group applies ASC 718,
Compensation — Stock Compensation
(“ASC 718”), to account for its employee share-based payments awards granted to certain directors, executives and employees. Share options granted are classified as equity awards and are measured based on the grant date fair value of the equity instrument issued. For employee awards with only service condition, the Group records compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in
capital. For employee awards with service condition and performance condition that has a graded vesting schedule, the Group records compensation costs on a tranche-by-tranche
basis, with a corresponding impact reflected in additional
paid-in
capital. For employee awards with service condition and market condition, the Group records compensation costs on a tranche-by-tranche
basis, over the earlier of the derived service period or the requisite service period, with a corresponding impact reflected in additional paid-in
capital. The Group estimates an award’s derived service period based on the best estimate of the period over which an award’s vesting conditions will be achieved. If the market-based vesting conditions are not met and the market-based award is cancelled, the expense will not be reversed unless the market-based award is forfeited. The Group accounts for forfeitures as they occur.

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
Loss per share
In accordance with ASC 260,
Earnings Per Share
, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.
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

Employee defined contribution plan
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB70,036, RMB88,293 and RMB 70,230 (US$9,892) for the years ended December 31, 2021, 2022 and 2023, respectively.
Concentration of risks
Liquidity risk
The Group incurred a net loss of RMB971.2 million and RMB653.7 million for the years ended December 31, 2022 and 2023, respectively, and net cash used in operating activities was RMB456.8 million and RMB255.8 million for the years ended December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and implements cost saving measures to control the daily operating costs and expenses.
The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating costs and expenses, as well as generating operational cash flows. The Group believes that the cash and cash equivalents will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least twelve months from the date of issuance of the consolidated financial statements. Therefore, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
Concentration of credit risk
As of December 31, 2023, the Group had RMB615,216 (US$86,651) cash and cash equivalents and restricted cash, 99.99% and 0.01% of which were held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. The Group regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2022, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. As of December 31, 2023, the Group had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

F-3
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of risks
(continued)

Concentration of suppliers
A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 44%, 50% and 65% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2021, 2022 and 2023, respectively. A significant interruption by these suppliers in the delivery of equipment and raw materials could impair the Group’s ability to deliver the products and service and could materially adversely impact its consolidated statements of loss and other comprehensive loss and consolidated statements of financial position. The Group minimize such risk by introducing alternative suppliers to ensure a constant supply.
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
Currency convertibility risk
Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For US$ against RMB, there was depreciation of approximately 2.3%, appreciation of approximately 8.2% and 2.9% in the years ended December 31, 2021, 2022 and 2023 respectively.
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

Recently issued accounting pronouncements
New accounting standards which have been adopted
In October 2021, the FASB issued ASU
2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard on January 1, 2023. There was no material impact on the Group’s financial position or results of operations upon the adoption.
New accounting standards which have not yet been adopted
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures,
which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU
2023-07
also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU
2023-07
is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU
2023-07.
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740)—Improvements to Income Tax Disclosures
, which provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The new guidance is required to be applied on a prospective basis. Retrospective application is permitted. This guidance is effective for the Group for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

F-
3
8

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING
For the years ended December 31, 2021, 2022 and 2023, the Group had three operating segments, including central laboratory business, in-hospital
business and pharma research and development services. The operating segments also represented the reporting segments. The Group’s CODM assesses the performance of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital
business and pharma research and development services. Other than the information provided below, the CODM does not use any other measures by segments.
Summarized information by segments for the years ended December 31, 2021, 2022 and 2023 is as follows:

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

F-
39

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2022
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	314,770	3,606	73,172	391,548
Revenues from sales of products	—	171,690	—	171,690

Total revenues	314,770	175,296	73,172	563,238

Cost of revenues:	(82,123)	(63,296)	(37,780)	(183,199)

Gross profit	232,647	112,000	35,392	380,039

	For the year ended December 31, 2023
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	US$
Revenues:
Revenues from services	232,812	(3,704)	115,922	345,030	48,596
Revenues from sales of products	—	192,405	—	192,405	27,100

Total revenues	232,812	188,701	115,922	537,435	75,696

Cost of revenues:	(49,473)	(72,570)	(52,165)	(174,208)	(24,537)

Gross profit	183,339	116,131	63,757	363,227	51,159

F-4
0

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

Geographic information
The analysis of the total long-lived assets excluding equity method investment, convertible note receivable
and intangible assets by country was as follows:

	As of December 31,
	2022	2023
	RMB	RMB	US$
PRC	286,797	127,866	18,010
United States	34,127	21,418	3,017

	320,924	149,284	21,027

Total revenues by geographic area are presented as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
PRC	504,052	553,304	534,928	75,343
United States	3,810	9,934	2,507	353

	507,862	563,238	537,435	75,696

F-4
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	152,868	165,254	23,276
Allowance for credit losses	(42,914)	(38,396)	(5,408)

	109,954	126,858	17,868

The movements in the allowances for doubtful accounts and credit losses were as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Balance at the beginning of the year	24,215	39,166	42,914	6,044
Adoption of ASC 326	11,358	—	—	—
Provisions/(Reversals)	3,593	3,748	(4,518)	(636)

Balance at the end of the year	39,166	42,914	38,396	5,408

For the year ended December 31, 2023, the Group recorded a specific provision for credit losses of RMB2,632 (US$371) for two customers assessed individually with different economic characteristics than the general pool of accounts receivable.

5	CONTRACT ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Contract assets	77,527	81,538	11,484
Allowance for credit losses	(35,770)	(58,790)	(8,280)

	41,757	22,748	3,204

The movements in the provision for contract assets and allowance for credit losses were as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Balance at the beginning of the year	3,497	14,478	35,770	5,038
Adoption of ASC 326	2,383	—	—	—
Provisions	8,598	21,292	23,020	3,242

Balance at the end of the year	14,478	35,770	58,790	8,280

For the year ended December 31, 2023, the Group recorded a specific provision for credit losses of RMB22,148 (US$3,119) for two customers assessed individually with different economic characteristics than the general pool of accounts receivable.

F-4
2

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	INVENTORIES, NET

	As of December 31,
	2022	2023
	RMB	RMB	US$
Raw materials	87,428	42,703	6,014
Work in progress	7,586	5,258	741
Finished goods	35,307	21,059	2,966

	130,321	69,020	9,721

7	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Deductible input VAT	18,416	17,027	2,398
Prepayments	20,523	15,845	2,232
Deposits	2,094	13,405	1,888
Interest receivable	103	1,179	166
Others	10,326	2,798	395

	51,462	50,254	7,079

F-4
3

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

8	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Machinery and laboratory equipment	265,476	275,209	38,763
Vehicles	2,808	2,229	314
Furniture and tools	19,031	18,192	2,562
Electronic equipment	51,774	52,442	7,386
Leasehold improvements	187,379	187,390	26,393
Construction in progress	2,659	548	77

	529,127	536,010	75,495
Accumulated depreciation	(277,298)	(404,098)	(56,916)

	251,829	131,912	18,579

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB44,604, RMB120,747 and RMB131,452 (US$18,515), respectively.

F-4
4

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	INTANGIBLE ASSETS, NET
Intangible assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Computer software	10,654	11,590	1,633
Accumulated amortization	(8,668)	(10,626)	(1,497)

	1,986	964	136

Amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB3,162, RMB3,349 and RMB1,948 (US$274), respectively. As of December 31, 2023, estimated amortization expenses of the existing intangible assets for each of the next five years was RMB700, RMB264, nil, nil and nil, respectively.

F-4
5

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASES
As of December 31, 2022 and 2023, the weighted average remaining lease term for the Group’s operating leases were 1.58 years and 1.29 years, respectively, and the corresponding weighted average discount rates were 4.95% and 5.66%, respectively.
The components of lease cost were as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Operating lease cost	34,785	37,447	35,197	4,957
Short-term lease cost	1,740	2,267	1,971	278
Finance lease cost:
Amortization of ROU assets	3,846	—	—	—
Interest expense on lease liabilities	295	—	—	—
Sublease income	(187)	—	—	—

Total lease cost	40,479	39,714	37,168	5,235

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	30,388	37,811	37,700	5,310
Operating cash flows used for finance leases	295	—	—	—
Financing cash flows used for finance leases	5,111	—	—	—
ROU assets obtained in exchange for operating lease liabilities	90,272	4,311	—	—

F-4
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASE (CONTINUED)

Future lease payments under operating leases as of December 31, 2023 were as follows: Years ending December 31,	Operating leases
	RMB	US$
2024	9,091	1,281
2025	3,809	536

Total future lease payments	12,900	1,817
Less: imputed interest	(576)	(81)

Total lease liability balance	12,324	1,736

F-4
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Accrued payroll and welfare	70,989	50,862	7,164
Other taxes and surcharge	11,025	20,619	2,904
Accrued reimbursement expenses	23,197	12,881	1,814
Professional service fees	10,042	1,628	229
Guaranteed return to eligible employees*	38,972	—	—
Others	19,607	18,945	2,669

	173,832	104,935	14,780

*
Balance represented guaranteed return to eligible employees resulting from modification of Employee Share Incentive Plan No. 1 (the “ESIP No. 1”), and Employee Share Incentive Plan No. 2 (the “ESIP No. 2”) as described in Note 12.

F-
4
8

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION
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
In January 2019, the shareholders and the Board approved a Management Share Incentive plan (“Management Plan”) for key executive management personnel. Under the Management Plan, the maximum number of ordinary shares reserved for issuance is 5% of the total outstanding number of shares of the Company on an as converted and fully diluted basis (after taking into account the options granted under the plan). Awards under the Management Plan have vesting period over a period of 4 years and have a contractual life of 10 years.
In May 2020, the shareholders and the Board approved an equity incentive plan (“2020 Plan”). Under the 2020 Plan, the Company is authorized to grant up to 4,512,276 ordinary shares in the form of options, restricted shares and restricted share units. Awards under the 2020 Plan have vesting period over a period of 4 years and options granted under the 2020 Plan have a
10-year
contractual life.
In December 2021, the shareholders and the Board approved an equity incentive plan (“2021 Plan”). Under the 2021 Plan, the Company is authorized to grant options to purchase up to 12,533,016 ordinary shares. The 2021 Plan consists of 2 vesting tranches, with vesting contingent on a
5-year
service condition and achievement of certain market conditions. The first tranche of the 2021 Plan will vest if the Company’s valuation based the preceding
60-day
average closing share price reaches US$10 billion before the fifth anniversary of grant date. The second tranche of the 2021 Plan will vest if the Company valuation reaches US$15 billion before seventh anniversary of the grant date.
In September 2022, the shareholders and the Board approved an equity incentive plan (“2022 Plan”). Under the 2022 Plan, the Company is authorized to grant options to purchase up to 11,775,525 ordinary shares. The 2022 Plan consists of 3 vesting tranches, with vesting contingent on a
5-year
service condition and achievement of certain market conditions. The first tranche of the 2022 Plan will vest if the Company’s valuation based the preceding
60-day
average closing share price reaches US$2 billion before the fifth anniversary of grant date. The second tranche of the 2022 Plan will vest if the Company valuation reaches US$4 billion before seventh anniversary of the grant date. The third tranche of the 2022 Plan will vest if the Company valuation reaches US$10 billion before seventh anniversary of the grant date. The 2022 Plan and the grant of the awards thereunder replaced the Company’s 2021 Plan and the grant of the awards thereunder.

F-
49

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)

As of September 26, 2022, 10,383,868 options outstanding under 2021 Plan were replaced by 10,125,723 options newly granted under 2022 Plan and 50 eligible employees were affected in total by the replacement. The replacement was accounted for as a modification to the original awards and the total incremental cost resulting from the modification was RMB13,246.
In May 2023, the shareholders and the Board approved an equity incentive plan (“2023 Plan”). Under the 2023 Plan, the Company is authorized to grant options to purchase up to 4,755,000 ordinary shares. Awards under the 2020 Plan have vesting period over a period of 4 years and options granted under the 2020 Plan have a
10-year
contractual life.
On May 9, 2020, the shareholders and the Board approved the ESIP No. 1, pursuant to which the Group may issue up to 2,614,636 Class A ordinary shares to qualified employees at US$13.2 per share, representing a 20% discount from the Group’s Class A ordinary share IPO price. On June 25, 2020, the shareholders and the Board approved the ESIP No. 2, pursuant to which the Group allowed qualified employees to purchase the Group’s Class A ordinary shares at US$20.02 per share, representing a 30% discount from the
5-day
volume weighted average price of the Company’s ADSs between June 17, 2020 and June 23, 2020. Each qualified employee can subscribe up to RMB2,000 worth of shares, depending on their position and length of service with the Group.
Shares subscribed under both ESIP No. 1 and ESIP No. 2 are subject to a three-year vesting period, with 10%, 40% and 50% of ESIP No. 1 shares vesting on the first, second and third anniversary of the Company’s IPO, respectively, and 10%, 40% and 50% of ESIP No. 2 shares vesting on the first, second and third anniversary of the subscription date, respectively. The Group accounts for awards under the ESIP No. 1 and ESIP No. 2 as a grant of restricted share awards subject to vesting condition.
In December 2022, the Group modified ESIP No. 1 and ESIP No. 2 for 90 eligible employees by adding a 5% per annum guaranteed return based on each employee’s respective subscription price. The guaranteed return is payable when the eligible employee reach the end of their original three-year vesting period. The Group accounted for the guaranteed return as an additional cash settled component to the original restricted share awards, subject to a three-year service period from the original subscription date. The Group recorded incremental expenses related to the cash settled component of RMB27,413 for the year ended December 31, 2022.

F-5
0

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)

Share options
The Group determined the fair value of share-based payment awards granted without market conditions using the Black-Scholes model and determined the fair value of share-based payment awards granted with market conditions using the Monte Carlo Simulation model. The Black-Scholes models and Monte Carlo Simulation model all require subjective assumptions, including the grant date fair value of the ordinary shares, expected volatility, exercise multiple, risk-free rate and dividend yield. The Group used the grant date closing ADS price quoted on NASDAQ exchange to determine the fair value of its ordinary shares. For expected volatility, the Group referenced historical volatility of several comparable peer companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on management’s expected dividend policy over the contractual life of the options.
The assumptions used to estimate the fair values of the share options, restricted shares and restricted share units granted are as follows:

	For the years ended December 31,
	2021	2022	2023
Risk-free interest rate	0.97%-2.07%	1.52%-3.94%	3.48%-4.61%
Dividend yield	0%	0%	0%
Expected volatility range	47.67%-72.98%	48.20%-56.00%	47.90%-50.69%
Exercise multiple	N/A	2.8	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$9.53 - US$30.50	US$0.013- US$ 9.29	US$0.93- US$ 3.11

F-5
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)
Share options
(continued)

The following table summarizes the share option activities for the year ended December 31, 2023:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2023	20,060,112	2.0527	8.43	8.93	19,280

Granted	3,824,912	0.0002	3.07
Exercised	(235,905)	0.0002	7.50
Forfeited	(2,643,578)	1.6232	5.37

Outstanding, December 31, 2023	21,005,541	1.7560	7.84	5.61	10,441

Vested and expected to vest at December 31, 2023	21,005,541	1.7560	7.84	5.61	10,441

Exercisable at December 31, 2023	894,333	4.1228	7.73	5.61	722

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had an exercise price below the estimated fair value of the relevant ordinary shares.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2021, 2022 and 2023 were US$22.64, US$0.66 and US$3.07, respectively. Total intrinsic value of the options exercised for the years ended December 31, 2021, 2022 and 2023 were RMB8,355, RMB1,686 and
RMB229
(US$32). The aggregate fair values of the equity awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB21,207, RMB23,816 and RMB39,410 (US$5,551), respectively.
As of December 31, 2023, there was total unrecognized employee share-based compensation expense of RMB255,575 (US$35,997) related to unvested options, which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost is recognized over a weighted-average period of 1.71 years.
F-5
2

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares units
The Board granted restricted share units to one of the board members in June 2020. The Board determined vesting and other conditions of individual awards, which are subject to multiple service vesting periods. The restricted share units vest over a period of two years. The Group determined the fair value of the restricted share units using the grant date closing ADS price quoted on NASDAQ exchange. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the restricted shares units. The restricted shares units are exercisable up to ten years from the grant date. The following table summarizes the restricted shares unit activities for the year ended December 31, 2023:

	Number of shares	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per unit	Years	US$
Outstanding, December 31, 2022	46,710	2.37	9.48	106

Granted	8,612	2.58
Exercised	(23,992)	2.36

Outstanding, December 31, 2023	31,330	2.43

Vested and expected to vest at December 31, 2023	33,879	2.40	8.72	33

F-5
3

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPEN SAT ION (CONTINUED)

Restricted shares
The following table summarizes the restricted share activities during the year ended December 31, 2023:

	Number of shares	Weighted average grant date fair value
		US$ per share
Outstanding as of December 31, 2022	251,008	8.71

Vested	(251,008)	8.71

Outstanding as of December 31, 2023	—	—

The Group determined the fair value of the restricted share awards as the difference between the grant date closing ADS price quoted on NASDAQ exchange and the employees’ purchase price. For the years ended December 31, 2021, 2022 and 2023, the Group recorded compensation expenses for the restricted shares of RMB15,899, RMB28,109 and RMB5,103 (US$719), respectively.
Total share-based compensation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cost of revenues	1,504	1,783	2,313	326
Research and development expenses	29,637	52,873	53,474	7,532
Selling and marketing expenses	9,612	8,525	9,658	1,360
General and administrative expenses	241,680	263,603	195,274	27,504

	282,433	326,784	260,719	36,722

F-5
4

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	TREASURY STOCK
Treasury stock account includes 15,783 ordinary shares repurchased from shareholder, 540,014 ordinary shares repurchased from eligible employees under ESIP No. 1 and ESIP No. 2 and 3,023,138 ordinary shares repurchased from the open market as of December 31, 2023.
The Company repurchased 61,026 restricted shares from one of the Founder for RMB4,270 during the year ended December 31, 2021.
The Company modified the award agreements with two senior management under ESIP No. 1 and ESIP No. 2, repurchased 163,877 restricted shares for RMB16,412 in cash during the year ended December 31, 2022, which was accounted for as a modification of the original award. The Company recorded RMB4,984 in treasury stock and the remaining amount of RMB11,428 was treated as the incremental compensation cost and recorded in additional paid-in
capital.
In June 2022, the Company entered into a US$10 million accelerated share repurchase (“ASR”) agreement with Bank of America. The Company paid US$10 million in cash and received 3,023,138 shares of its common stock and recorded treasury stock of RMB57,193 treasury stock. The difference between the repurchase consideration and fair value of the Company’s ordinary shares as of the repurchase date was RMB9,657 and recorded as a debit to additional paid-in
capital. The total number of shares repurchased was based on a combined discounted volume-weighted average price (“VWAP”) of USD$3.3078 per share, which was determined based on the average of the daily VWAP of the Company’s common stock, less a fixed discount, over the term of the ASR agreement.
In February 2023, the Company repurchased 15,783 ordinary shares from one shareholder for RMB1,000 in cash.
In May 2023, the shareholders and the Board approved an execution of the Fallback Mechanism for ESIP No. 1 and ESIP No. 2, and repurchased 434,000 restricted shares of 102 eligible employees for RMB47,751 (US$6,726) in cash during the year ended December 31, 2023, which was accounted for as a modification of the original award. The Company recorded RMB6,638 (US$935) in treasury stock and no incremental compensation cost was recorded as the fair value of modified award was less than the fair value of the original award immediately before the modification date.
Repurchased stock is reserved for future issuance upon the exercise of the Company’s vested share options and hence classified as treasury stock.

F-5
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
United States
As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US was 21% for the year ended December 31, 2023. Burning Rock Dx LLC operated its business in the states of California, Maryland, New Jersey and Colorado, and was also subject to state income tax at rates of approximately 8.84%, 8.25%, 9% and 4.4%, respectively, for the year ended December 31, 2023.
Hong Kong
BR Hong Kong Limited is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5%
on its activities conducted in Hong Kong.
PRC
The Company’ subsidiaries, VIE and subsidiaries of the VIE domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.
Guangzhou Burning Rock Dx Co., Ltd. was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2022 and is subject to a preferential rate of 15% for three years from 2022 to 2024.
Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.
The Group’s loss before income tax consists of:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
PRC	(704,003)	(892,612)	(604,997)	(85,211)
Non-PRC	(91,795)	(76,636)	(46,304)	(6,522)

Total loss before income tax	(795,798)	(969,248)	(651,301)	(91,734)

F-5
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAX (CONTINUED)

The current and deferred components of the income tax expenses are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expenses	899	1,985	2,388	336
Deferred income tax expenses	—	—	—	—
Total income tax expenses	899	1,985	2,388	336
Reconciliation
 between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Loss before income tax	(795,798)	(969,248)	(651,301)	(91,734)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	(198,950)	(242,312)	(162,825)	(22,933)
Effect of different tax rates	(10,702)	3,391	(439)	(62)
Effect of PRC preferential tax rates	24,598	1,102	10,258	1,445
Research and development super-deduction	(9,897)	(13,376)	(21,812)	(3,072)
Non-deductible expenses	84,029	66,254	69,646	9,809
Non-taxable income	(872)	(575)	(1,807)	(255)
Expiration of tax attributes	—	6,540	12,421	1,749
Deferred only adjustment	—	—	(3,083)	(434)
TP adjustment	—	7,342	12,011	1,692
Interest and penalty	—	—	219	31
Tax rate change	—	1,102	(13,453)	(1,895)
Provision to return	—	(120)	2,722	383
Changes in valuation allowance	112,693	172,637	98,530	13,878

Income tax expenses	899	1,985	2,388	336

F-5
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAX (CONTINUED)

The principal components of the deferred tax assets and liabilities are as follows:

	A s of December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	28,725	34,972	4,926
Net operating loss carried forward	182,191	217,850	30,684
Government grants	99	—	—
Depreciation and amortization	4,160	476	67
Excessive education fee	593	556	78
Capitalized research and development expense	5,581	20,513	2,889
Research and development expense recognition	215,026	258,008	36,340
Deferred revenue recognition	1,161	775	109
Excessive donation expense carried forward	2,533	1,881	265
Operating lease liabilities	10,405	3,113	438

Gross deferred tax assets	450,474	538,144	75,796

Less: Valuation allowance	(436,833)	(535,363)	(75,404)

Total deferred tax assets	13,641	2,781	392

Deferred tax liabilities:
Operating right - of - use assets	(13,075)	(2,781)	(392)
Depreciation and amortization	(566)	—	—

Total deferred tax liabilities	(13,641)	(2,781)	(392)

Net deferred tax assets	—	—	—

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2022 and 2023. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2022 and 2023, the Group had net operating losses of RMB706,384 and RMB870,943 (US$122,670), respectively, from its
 PRC
subsidiaries and US subsidiary.

The tax losses in the PRC can be carried forward for five years to offset future taxable income
, and the period
i
s extended to ten years for
entities that qualify as a HNTE. The Company’s net operating losses from PRC subsidiaries are estimated to expire beginning
2024, and the net operating losses from United States subsidiary can be carried forward with no expiration date.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAX (CONTINUED)

As of December 31, 2023, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2023, the total amount of undistributed earnings from its PRC subsidiaries as well as VIE is RMB nil. The total undistributed earnings of the Company’s Hong Kong subsidiary
is
RMB30,867 (US$4,348)
.

The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries
is not determined because such a determination is not practicable
.
Unrecognized tax benefits
As of December 31, 2022 and 2023, the
Company recorded an
unrecognized tax benefits of
RMB7,342 and RMB19,353 (US$2,726), respectively, of which
RMB1,901 and RMB4,070 (US$573)
a
re presented
on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2023, unrecognized tax benefits of RMB19,353 (US$2,726), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	—	7,342	1,034
Additions	7,342	12,011	1,692

Balance at end of the year	7,342	19,353	2,726

The Company records interest and penalties as part of its income tax expense. For the year ended December 31, 2023, the Company recorded RMB219 (US$31) of
interest expense in relation to the unrecognized tax benefit into income tax expense. The accumulated interest expense accrued in relation to the unrecognized tax benefit is RMB219 (US$31) as of December 31, 2023.
In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 201
8
 through 2023 remain open to examination by the respective tax authorities. The Group may also be subject to examinations of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

F-
59

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2021, 2022 and 2023 are calculated as follows:

	For the years ended December 31,
	2021		2022		2023
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(664,244)	(132,453)	(809,298)	(161,935)	(543,089)	(76,492)	(110,600)	(15,578)

Denominator:
Weighted-average number of ordinary shares outstanding	87,556,581	17,324,848	87,005,610	17,324,848	85,188,137	85,188,137	17,324,848	17,324,848
Effect of unvested restricted shares	(673,570)	—	(421,510)	—	(116,446)	(116,446)	—	—

Weighted-average number of ordinary shares outstanding – basic and diluted	86,883,011	17,324,848	86,584,100	17,324,848	85,071,691	85,071,691	17,324,848	17,324,848

Loss per share - basic and diluted	(7.65)	(7.65)	(9.35)	(9.35)	(6.38)	(0.90)	(6.38)	(0.90)

The Group applied the
two-class
method to the outstanding Class A and Class B ordinary shares for the years ended December 31, 2021, 2022 and 2023. The Group excluded unvested restricted shares from the computation of weighted-average number or ordinary shares outstanding because the Group was in a loss position and the restricted shares holders do not have an obligation to fund losses of the Group. The Group excluded the effects of all outstanding share options from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 as their effects would be anti-dilutive.

F-6
0

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship
EaSuMed Holding Ltd.	Equity method investee
Guangzhou Burning Rock Biological Engineering Co., Ltd.	Company controlled by the Chief Executive Officer

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Service received from:
EaSuMed Holding Ltd.	2,195	201	18	3

Rental income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.	187	—	—	—

Equipment usage service income from:
Guangzhou Burning Rock Biological Engineering Co., Ltd.	441	—	—	—

F-6
1

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	COMMITMENTS AND CONTINGENCIES
Short-term operating lease commitments
The Group had short-term operating lease commitments for certain offices of RMB4,420 (US$623) as of December 31, 2023, which are scheduled to be paid within one year.
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

F-6
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. As of December 31, 2022 and 2023, restricted net assets of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were RMB386,266 and RMB116,910 (US$16,466), respectively.

F-6
3

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323,
 Investments—Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as “Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries, the VIE and the VIE’s subsidiaries was reduced to nil as of December 31, 2022 and 2023 and the carrying amount of “Inter-company receivables” was further adjusted as the Company committed to provide financial support to the VIE as disclosed in Note 1.
The subsidiaries did not pay any dividends to the Company for the years presented. The Company does not have significant commitments or long-term obligations as of the year end other than those presented. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-6
4

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	71,858	14,171	1,996
Restricted cash	2,120	62	9
Inter-company receivables	3,057,703	3,152,747	444,055
Prepayments and other current assets	121	315	44

Total current assets	3,131,802	3,167,295	446,104

Non-current assets:
Equity method investment	690	337	47
Property and equipment, net	1,278	627	89

Total non-current assets	1,968	964	136

Total assets	3,133,770	3,168,259	446,240

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Inter-company payables	1,964,454	2,399,333	337,939
Accrued liabilities and other current liabilities	10,975	516	73

Total current liabilities	1,975,429	2,399,849	338,012

Total liabilities	1,975,429	2,399,849	338,012

F-6
5

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
Condensed Balance Sheets
(continued)

	As of December 31,
	2022	2023
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 85,318,596 and 85,115,600 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	117	116	16
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2022 and 2023)	21	21	3
Treasury stock	(58,919)	(65,896)	(9,281)
Additional paid-in capital	4,582,790	4,849,337	683,015
Accumulated deficits	(3,199,946)	(3,853,635)	(542,774)
Accumulated other comprehensive loss	(165,722)	(161,533)	(22,751)

Total shareholders’ equity	1,158,341	768,410	108,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,133,770	3,168,259	446,240

F-6
6

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
General and administrative expenses	(48,566)	(31,041)	(11,616)	(1,636)
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(750,015)	(943,534)	(645,522)	(90,920)

Total operating expenses	(798,581)	(974,575)	(657,138)	(92,556)

Loss from operations	(798,581)	(974,575)	(657,138)	(92,556)

Interest income	2,365	3,636	3,811	537
Other expense, net	(481)	(294)	(362)	(51)

Loss before income taxes	(796,697)	(971,233)	(653,689)	(92,070)

Income tax expenses	—	—	—	—

Net loss	(796,697)	(971,233)	(653,689)	(92,070)

Other comprehensive (loss) income, net of tax of nil:	—	—	—	—
Foreign currency translation adjustments	(39,480)	41,347	4,189	590
Total comprehensive loss	(836,177)	(929,886)	(649,500)	(91,480)

F-6
7

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(51,411)	(19,357)	(19,253)	(2,712)
Net cash (used in) generated from investing activities	(1,179,603)	125,576	(41,305)	(5,818)
Net cash used in financing activities	—	(66,850)	—	—
Effect of exchange rate changes	(484)	1,508	813	115

Net (decrease) increase in cash, cash equivalents and restricted cash	(1,231,498)	40,877	(59,745)	(8,415)

Cash, cash equivalents and restricted cash at the beginning of year	1,264,599	33,101	73,978	10,420

Cash, cash equivalents and restricted cash at the end of year	33,101	73,978	14,233	2,005

F-
6
8