Form 20-F
period 2024-12-31
Burning Rock Biotech Ltd
filed 2025-04-29
CIK 1792267

UNITED
STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Ms. Xiaozhi Hu, Senior Director in Finance
Telephone: +86
020
-
3403
7871 Email: ir@brbiotech.com
No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, 510005
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing ten Class A ordinary shares, par value US$0.0002 per share*	BNR	The Nasdaq Stock Market LLC (The Nasdaq Global Market) The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class A ordinary shares, par value US$0.0002 per share**

*	Effective on May 15, 2024, the ratio of ADSs to Class A ordinary shares was changed from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary shares.
**	Not for trading, but only in connection with the listing of ADSs on the Nasdaq Global Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
90,289,123 Class A ordinary shares (excluding (i) the 393,028 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (ii) 3,023,138 Class A ordinary shares as treasury shares), par value US$0.0002 per share and 17,324,848 Class B ordinary shares, par value US$0.0002 per share, as of December 31, 2024.
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refer to American depositary shares; prior to May 15, 2024 each of our ADS represents one Class A ordinary share;

•	“Burning Rock” refers to Burning Rock Biotech Limited, the holding company;

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

•	“MRD” refers to minimal residual disease, a small number of cancer cells left in the body after treatment;

•	“NGS” refers to next-generation sequencing, a DNA sequencing technology used to determine the nucleotide sequence of an individual’s genome;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“sensitivity” refers to the percentage of people who test positive for a specific disease or condition among people who actually have the disease or condition;

•	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0002 per share;

•	“specificity” refers to the percentage of people who test negative for a specific disease or condition among people who do not have the disease or condition;

•	“U.S. GAAP” refers to accounting principles generally accepted in the U.S.;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the U.S;

•	“the VIE” refers Burning Rock (Beijing) Biotechnology Co. Ltd., our PRC variable interest entity;

•	“the WFOE” refers to Guangzhou Burning Rock Biotech Limited since May 10, 2024, or Beijing Burning Rock Biotech Limited prior to May 10, 2024; and

•	“we,” “us,” “our company” and “our” refer to Burning Rock Biotech Limited, the holding company, and its subsidiaries and consolidated affiliated entities, as a group.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 25, 2025, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2864 to US$1.00.

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

•

global geopolitical tensions and national trade, investment, protectionist and other policies, including but not limited to export control, outbound investment, data security and trade sanctions, that could place restrictions on economic and commercial activities;

•	global or national health concerns, including the outbreak of pandemic or contagious diseases; and

•	general economic and business conditions in China and elsewhere.

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

ITEM 3. KEY INFORMATION

Risks Associated with Being Based in or Having the Majority of the Operations in China

As we mainly conduct our business in China, we may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in scientific research and technical services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition), or the Negative List (2024 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

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

On August 30, 2024, the State Counsel issued the Regulations on the Administration of Cyber Data Security which took effect on January 1, 2025 and expanded the scope of application of cybersecurity review, established the data classified and categorized protection system, and defined the relevant rules for cross-border security management of data. It provides that data processors who carry out network data processing activities that affect or may affect national security are subject to a national security review in accordance with relevant national regulations.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak national secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

Risks Associated with Our Corporate Structure

Burning Rock Biotech Limited, our ultimate Cayman Islands holding company, does not have any substantive operations other than directly controlling Guangzhou Burning Rock Biotech Limited, our wholly foreign owned entity (the “WFOE”) (or Beijing Burning Rock Biotech Limited, our previous WFOE until May 10, 2024), and indirectly controlling Burning Rock (Beijing) Biotechnology Co., Ltd., the variable interest entity (the “VIE”), through certain contractual arrangements. These contractual arrangements were amended and restated in October 2019. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” What the ADSs investors purchased are equity securities of our ultimate Cayman Islands holding company rather than equity securities of the VIE. We conduct our business operations through both the consolidated subsidiaries, and the VIE and the VIE’s subsidiaries. We, together with the VIE and its subsidiaries, are subject to PRC laws relating to, among others, restrictions over foreign investments in distribution of online information and other value-added telecommunication services set out in the Negative List (2024 Edition) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIE or any of its subsidiaries. Instead, we control and receive the economic benefits of the business operation of the VIE or any of its subsidiaries through a series of contractual agreements with the VIE. The contractual agreements with the VIE are designed to provide the WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenue of the VIE and its subsidiaries. As a result of our direct ownership in the WFOE and the contractual agreements with the VIE, we are regarded as the primary beneficiary of the VIE and its subsidiaries. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIE and its subsidiaries. We may also subject to sanctions imposed by PRC regulatory agencies including CSRC if we fail to comply with their rules and regulations.

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

For more information on risks related to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.” For more information on the requisite permissions and approvals for our business and the consequences in relation to failure to obtain the same, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Government Regulations.”

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries in China and the VIE and its subsidiaries. Our operation and the operation of the VIE and its subsidiaries are governed by PRC laws and regulations. Save as otherwise disclosed in “—D. Risk Factors—Risks Relating to Government Regulations”, as of the date of this annual report, our PRC subsidiaries and the VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. If we, the VIE, or any of its subsidiaries fail to obtain or maintain such licenses or permits, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including imposing fines, confiscating our incomes and products that are deemed to have been obtained through illegal operations, and discontinuing or restricting our operations. As of the date of this annual report, none of us, the VIE, or any of its subsidiaries have been subject to any penalties from the relevant authorities for failure to obtain or maintain any required licenses or permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we are able to maintain our existing licenses and permits or obtain additional licenses, permits, filings or approvals for providing our products and services in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are subject to extensive legal and regulatory requirements in China for our NGS-based products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.”

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

Pursuant to amendments made to the HFCA Act, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Results of Operations, Financial Position and Cash Flows of the VIE and Its Subsidiaries

The tables below set forth the results of operations of the VIE and subsidiaries of the VIE included in our consolidated statements of comprehensive loss for 2022, 2023 and 2024:

	For the year ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues	186,658	557,667	(181,087)	563,238
Net loss	(370,725)	(605,934)	5,426	(971,233)

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues	87,759	537,502	(87,826)	537,435
Net loss	(318,484)	(340,575)	5,370	(653,689)

	For the year ended December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Revenues	42,530	511,590	(38,298)	515,822	70,667
Net loss	(221,568)	(126,621)	1,563	(346,626)	(47,489)

The tables below set forth the condensed consolidating schedule of financial position of the VIE and subsidiaries of the VIE as of the dates indicated:

	As of December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	300,372	314,724	—	615,096
Restricted cash	100	20	—	120
Inter-company receivables	1,693,577	343,342	(2,036,919)	—
Total current assets	2,035,306	885,709	(2,036,919)	884,096
Total non-current assets	103,412	52,493	—	155,905
Total assets	2,138,718	938,202	(2,036,919)	1,040,001
Inter-company payables	1,317,825	1,693,577	(3,011,402)	—
Total liabilities	1,370,308	1,912,685	(3,011,402)	271,591
Total shareholders’ equity (deficit)	768,410	(974,483)	974,483	768,410
Total liabilities and shareholders’ equity (deficit)	2,138,718	938,202	(2,036,919)	1,040,001

	As of December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	368,902	150,947	—	519,849	71,219
Restricted cash	2,293	20	—	2,313	317
Inter-company receivables	1,768,322	605,656	(2,373,978)	—	—
Total current assets	2,160,792	989,804	(2,373,978)	776,618	106,397
Total non-current assets	41,469	67,218	—	108,687	14,891
Total assets	2,202,261	1,057,022	(2,373,978)	885,305	121,288
Inter-company payables	1,570,492	1,768,322	(3,338,814)	—	—
Total liabilities	1,621,434	2,021,858	(3,338,814)	304,478	41,714
Total shareholders’ equity (deficit)	580,827	(964,836)	964,836	580,827	79,574
Total liabilities and shareholders’ equity (deficit)	2,202,261	1,057,022	(2,373,978)	885,305	121,288

The tables below set forth the cash flows of the VIE and subsidiaries of the VIE included in our consolidated statements of cash flows for 2022, 2023 and 2024:

	For the year ended December 31, 2022
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Net cash used in operating activities	(317,427)	(139,381)	—	(456,808)
Net cash generated from (used in) investing activities	29,625	(37,088)	—	(7,463)
Net cash (used in) generated from financing activities	(83,869)	377,630	(380,000)	(86,239)

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Net cash used in operating activities	(253,015)	(2,768)	—	(255,783)
Net cash (used in) generated from investing activities	(8,694)	(606)	—	(9,300)
Net cash (used in) generated from financing activities	(48,832)	(68,894)	68,894	(48,832)

	For the year ended December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Non-VIE entities
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	68,290	(160,551)	—	(92,261)	(12,640)
Net cash used in investing activities	(1,186)	(3,226)	—	(4,412)	(604)
Net cash used in financing activities	(72)	—	—	(72)	(10)

The typical structure of cash flows through our organization is as follows: (i) we transfer funds to our WFOE through either capital contributions or loans from our Hong Kong subsidiary, BR Hong Kong Limited; (ii) our WFOE makes loans to the VIE, Burning Rock (Beijing) Biotechnology Co. Ltd.; (iii) the VIE and its subsidiaries receive funds generated from sales of products and/or services to third party customers; and (iv) when the VIE intends to settle any amounts owed to us under a series of contractual arrangement (the “VIE Agreements”), the VIE will pay service fees to our WFOE pursuant to the Exclusive Business Cooperation Agreement, and our WFOE will transfer funds to BR Hong Kong Limited, which in turn will transfer funds to us, all through distributions, dividends or repayment of shareholder loans. As of the date of this annual report, none of our PRC subsidiaries nor VIE has declared or paid any dividends or made any distributions to their respective holding companies, including Burning Rock Biotech Limited, nor does any of them have intention to do so. As of the date of this annual report, Burning Rock has not declared any dividend and does not have a plan to declare a dividend to its shareholders. Nevertheless, cash transfers have been made to date between Burning Rock, our subsidiaries and the VIE and its subsidiaries and such cash transfers have been made both in the direction to the VIE and from the VIE to our WFOE as of the date of annual report. We currently do not have cash management policies that dictate when or how funds are transferred between us, our subsidiaries and the VIE and its subsidiaries. In practice, we estimate and allocate funds to our WFOE and the VIE and the VIE’s subsidiaries based on their respective available cash balances and forecasted cash requirements.

There are limitations on foreign exchange and our ability to transfer cash among us, our subsidiaries (including our WFOE) and the VIE and the VIE’s subsidies, and to transfer funds across borders and to the U.S. investors. There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE and its subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, restrict deployment of the cash into the business of Burning Rock, our subsidiaries, the VIE and the VIE’s subsidiaries and restrict the ability to pay dividends to their respective shareholders, including our U.S. shareholders. Such restrictions are primarily related to the following aspects:

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

(2)	if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us; and

(3)

our PRC subsidiaries generate primarily all of their revenues in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations. However, approval from or registration with appropriate governmental authorities or commercial banks authorized by such authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

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

The cash flows that have occurred between our Company, our subsidiaries and the VIE and its subsidiaries are summarized as the following: the VIE generates and retains cash generated from operating activities and re-invests it in the business activities conducted by the VIE and its subsidiaries. Unrelated to those services as stipulated under the Exclusive Business Cooperation Agreement, the agreement that allows the Company to receive economic benefits from the VIE, our WFOE charges service fee to the VIE for certain operating expenses that it bears on behalf of the VIE for the business operations of the VIE and its subsidiaries. The service fee is determined at an amount subject to mutual negotiation and agreement between the WFOE and the VIE, and if both parties fail to reach such an agreement, our WFOE has the sole discretion to make the final determination. Our WFOE charged service fees of RMB191.6 million, RMB77.2 million and RMB36.3 million (US$5.0 million) to the VIE and received RMB398.5 million, RMB284.5 million and RMB359.4 million (US$49.2 million) of service fees from the VIE in 2022, 2023 and 2024, respectively. The Company transferred RMB55.8 million, RMB109.5 million and RMB120.5 million (US$16.5 million) of financing proceeds to our WFOE, which was then transferred to the VIE as advance payments during the same periods. Additionally, we transferred RMB380.0 million of financing proceeds to our WFOE and our Hong Kong subsidiary, which was then transferred to the VIE, in 2022, and the VIE repaid RMB68.9 million of financing to our WFOE and our Hong Kong subsidiary in 2023.

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

In addition, Burning Rock and its investors may never directly hold equity interests in the businesses that are conducted by the VIE and its subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the ability of Burning Rock, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer held 71.7% of the equity interests in the VIE as of March 31, 2025. Mr. Han also held 55.4% of the aggregate voting power of our issued and outstanding share capital as of March 31, 2025 due to the disparate voting powers associated with our dual-class share structure. Accordingly, the enforceability of the various contracts described above by Burning Rock against the VIE is substantially dependent upon Mr. Han. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE and its subsidiaries. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries. A significant part of our revenues is generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

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

•	We may be unable to develop and commercialize our early cancer detection products, MRD products or new cancer therapy selection products on a timely basis, or at all.

•	If we fail to keep up with industry and technology developments in a timely and cost-effective manner, we may be unable to compete effectively and our business and prospects could suffer.

•	If our products or services do not perform as expected, our operating results, reputation and business could suffer.

•	If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

•	If we cannot maintain or develop relationships with hospitals and physicians, our results of operations and prospects could be adversely affected.

•	We require substantial funding for our operations. If we cannot raise sufficient additional capital on acceptable terms, our business, financial condition and prospects may be adversely affected.

•	We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.

•	If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenues or achieve and sustain profitability.

•	Failure to manage our growth or execute our strategies effectively may adversely affect our business and prospects.

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

•	The current global geopolitical tension, particularly with regard to Sino-U.S. political and economic relations, may adversely impact our business, financial condition, and results of operations.

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

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

We commercially launched our first cancer therapy selection test in 2014 and started generating revenues in 2014. We launched our first MRD product, CanCatch®, previously known as brPROPHET™, in March 2022. Our limited operating history may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty.

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

Although our revenues grew rapidly in recent years, we have historically incurred net losses. In 2022, 2023 and 2024, we incurred net loss of RMB971.2 million, RMB653.7 million and RMB346.6 million (US$47.5 million), respectively. To date, we have financed our operations principally from revenue generated from operations, proceeds from our initial public offering and concurrent private placement and equity contributions from our shareholders.

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

Our cancer therapy selection products and services contributed substantially all of our revenues for 2022, 2023 and 2024. We are in the process of developing and commercializing MRD and early cancer detection products, contribution of which to our revenues increased over the past few years. We expect that our cancer therapy selection tests will continue to contribute to a significant portion of our revenues in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

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

We are developing and commercializing early cancer detection products and MRD products and may develop and commercialize new cancer therapy selection products from time to time in the future. The development of these products is a lengthy and complex process. New products may take time to commercialize, and their launch could be delayed or may not be successful.

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

Our success depends on the market confidence that we can provide reliable, high-quality products and services, including those for cancer therapy selection, MRD and early cancer detection, that will provide physicians with real-time clinically actionable diagnostic information. However, there is no assurance that our current and future products and services, including our MRD and early cancer detection tests currently under development, will consistently perform as expected, if at all. Our tests may fail to accurately detect gene variants or incompletely or incorrectly identify the significance of genomic alterations, or contain other errors or mistakes due to a variety of reasons (such as malfunction of our laboratory equipment and degraded liquid biopsy or tissue samples provided by our delivery service providers), which could either delay treatments or incur unnecessary medical expenses to people on whom the tests are performed. In addition, inaccurate results or misunderstandings of, or inappropriate reliance on, the diagnostic information our current and future tests provide could lead to, or be associated with, side effects or adverse events in patients who use our tests, including treatment-related death, and could lead to termination of our services or claims against us. Any such inaccurate diagnostic results, or perception thereof, could further subject us to claims or lawsuits brought by people taking our tests and their families. Any product defects or other failure of our existing products and products currently under development may result in adverse or negative publicity, lost revenue, rising insurance premium, and significant warranty and other expenses and could have a material adverse impact on our operation, business prospects, financial condition and results of operations.

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

Central laboratory collaboration. Currently, we primarily collaborate with hospitals and physicians under the central laboratory model, where the cancer patients’ treating physicians order our tests for the patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our laboratories for testing and then design treatment plans based on our test results. Since our inception, over 7,000 physicians from 845 hospitals across China had ordered our tests. To generate demand, we will need to continue to educate physicians at hospitals on the clinical utility, benefits and value of our tests through clinical trials, published papers, presentations at scientific conferences and one-on-one education by our in-house sales force. We may need to hire additional sales and marketing, research and development and other personnel to support this process, as our central laboratory collaboration business grows. If physicians currently using our tests services stop ordering our tests or order fewer tests from us for any reason, or if we fail to convince physicians at new hospitals to order our tests, we will likely be unable to generate demand for our tests in sufficient volume for us to achieve profitability.

In-hospital collaboration. We are also actively expanding our collaboration with hospitals under the in-hospital model. Under this model, we partner with hospitals to establish in-hospital laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of December 31, 2024, we had partnered with 92 hospitals under the in-hospital model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.

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

Clinical collaboration. We have obtained the NMPA approval for two of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. In addition, we have one early cancer detection product, OverC™ Multi-Cancer Detection Blood Test, that has been granted Breakthrough Device Designation by both the FDA and the NMPA. The NMPA approval and FDA approval of this product involve, among other things, successful completion of clinical trials. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed. If we fail to renew or otherwise maintain the NMPA approval for our products, our sale and use of these medical devices in China may be restricted, and our business and results of operation may be adversely affected.

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

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. For example, between 2020 and 2022, China and many other countries were affected by the widespread of COVID-19 and its variants. In an effort to control the spread this virus, the Chinese government imposed various restrictive measures, such as quarantines, travel restrictions and home office policies. In response to this pandemic, hospitals and physicians across China also focused their efforts on treating COVID-19 patients and prioritized resources toward containing the virus, resulting in many diagnostic procedures and cancer therapy selection testing being deferred. As a result, the demand for our products and services under both our central laboratory model and in-hospital model decreased and fluctuated from quarter to quarter, which adversely affected our business operations and financial performance in various periods between 2020 and 2022. Our business growth resumed as the COVID-19 impact started to lessen and the Chinese government significantly loosened its zero-COVID policy in December 2022. However, there is uncertainty as to when the Chinese economy and the pace of its growth will be able to fully recover to pre-COVID levels, and our business operation and financial performance may accordingly be affected by the post-COVID recovery of China’s overall economy.

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

With the development of NGS and cancer genotyping, China’s NGS-based cancer therapy selection market has become increasingly competitive, and we expect this competition to intensify further in the future. Our principal competition comes from other NGS-based cancer therapy selection companies in China. As we gradually commercialize our MRD products and cancer early detection products, we expect to continue facing competition from players in the relevant fields. Some of our existing and potential future competitors may have longer operating histories, larger customer bases, more sophisticated product portfolios, more expansive brand recognition and deeper market penetration, substantially greater financial, technological and research and development resources and selling and marketing capabilities, and more favorable terms from suppliers. As a result, they may be able to respond more quickly to changes in customer requirements or preferences, develop faster, better and more expansive advancements for their technologies and tests, create and implement more successful strategies for the promotion and sale of their tests, adopt more aggressive pricing policies for their tests, secure supplies from vendors on more favorable terms or devote substantially more resources to infrastructure and system development. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of cancer therapy selection increases. In addition, as we expand into international markets, we could face competition from NGS-based cancer therapy selection companies in our target markets.

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

We believe that enhancing and maintaining awareness of our “Burning Rock” brand is critical to achieving widespread acceptance of our NGS-based products or services, gaining trust for our testing services and attracting new customers. Successful promotion of our brand depends largely on the quality of the products and services we offer and the effectiveness of our branding and marketing efforts. Currently, we rely primarily on our own sales and marketing team to promote our brand and our NGS-based products and testing services. We expect that our branding and marketing efforts will require us to incur significant expenses and devote substantial resources. We cannot guarantee that our sales and marketing efforts will be successful. Brand promotion activities may not lead to increased revenue in the near term, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth. In addition, our reputation may be undermined as a result of the negative publicity about our company or our industry in general. If NGS-based products or services provided by us or our competitors do not perform to customers’ expectations, it may result in lower confidence in cancer therapy selection in general, which may in turn impair our operating results and our reputation.

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

Our research and development activities and laboratory operations depend upon our ability to attract and retain highly skilled scientists and technicians. We are also in strong need of sales and marketing personnel with the relevant technology background and industry expertise in order to effectively conduct our sales and marketing activities and expand our hospital network. We face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could adversely affect our business.

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

We currently derive a substantial part of our revenue from tests performed at our central laboratory located in Guangzhou, Guangdong Province, China. Currently, our central laboratory holds an NGS laboratory certificate, originally issued by Guangdong Branch of the NCCL in May 2018. This certificate was last renewed in May 2021 and will remain valid for five years. The renewal of this certificate is conditioned upon additional inspection on a regular and irregular basis. If we lose or fail to renew such certificate, or are unable to obtain other certificate required for the operations of our central laboratory, in a timely manner, or at all, whether as a result of revocation, suspension, limitation or any other external factors beyond our control, we would no longer be able to perform our tests at our central laboratory, which could have an adverse effect on our business, financial condition and results of operations.

In addition, we voluntarily obtained from the CLIA the certification to perform laboratory examinations and procedures on human specimens, which was last renewed in November 2024 and will remain valid until November 2026. We also voluntarily obtained from the CAP the accreditation for our central laboratory, which was last renewed in January 2024 and will remain valid until January 2026. To maintain the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and unannounced inspection every two years, as well as additional random inspections. There is no assurance that we could maintain or successfully renew the CLIA certification and the CAP accreditation. Loss of, or failure to renew, our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.

Moreover, our laboratory facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to perform tests for some period of time. We do not carry any insurance for damage to our property and the disruption of our business. Damages to, or interruptions in the operations of, our laboratory and other facilities could have an adverse impact on our results of operations and financial condition. Furthermore, our laboratory facilities and equipment could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our laboratory facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third-party to conduct our tests at their facilities, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our tests, we may be unable to negotiate commercially reasonable terms.

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

We have registered a number of patents and trademarks in China and have applied for additional patent registrations in China, Hong Kong, the U.S., the European Union and Japan. However, such protection is limited and may not adequately protect our rights. In the past, some of the trademark applications for the labels we use in our products were rejected by the Trademark Office of China National Intellectual Property Administration (the “Trademark Office”) as they have been preemptively registered by an independent third party. In July 2022, we filed a request for invalidation against these preemptively registered trademarks. In November 2023 and January 2024, the relevant authority ruled in our favor and invalidated the preemptively registered trademarks. The decisions were deemed final as there were no appeals made by the independent third party. In March 2023, we filed additional requests for the review of our trademark applications that had been previously rejected by the Trademark Office due to two preemptively registered trademarks or other grounds. In March 2024, the Trademark Office reversed the refusal and granted preliminary approval to these trademarks. In June 2024, we successfully registered these trademarks. In addition, in April 2024, we received a Notice of Invalidation Response concerning one of our registered trademarks. The applicant had lodged a formal request for invalidating this trademark. In response, we prepared and submitted a well-targeted invalidation defense in May 2024. Subsequently, in September 2024, the Trademark Office issued a ruling decreeing that our registered trademark continues to remain valid.

We also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information. Monitoring unauthorized disclosure and uses of our trade secrets is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. Our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors, and we would have no right to prevent others from using them. Moreover, if a party having an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined.

Furthermore, competitors could purchase our products and attempt to replicate and/or improve some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, and design their devices and tests around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights.

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

Cancer therapy selection and cancer early detection, especially cancer genotyping, have raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Government authorities could, for social or other purposes, limit or regulate the use of genomic information or prohibit testing for genomic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may cause patients to refuse to use, or physicians to be reluctant to order, cancer therapy selection and cancer early detection tests such as ours, even if permissible. These and other ethical, legal and social concerns may limit market acceptance and adoption of our tests or reduce the potential markets for our tests, any of which could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report by management on the effectiveness of the Company’s internal control over financial reporting in its annual report on Form 20-F. We have incurred and will continue to incur additional costs and use additional management and other resources to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. In addition, if we become a “large accelerated filer” or an “accelerated filer,” as defined in the Exchange Act, we will also be subject to the requirement that an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting, which may further subject us to additional reporting obligations.

As reported in the annual report on 20-F, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. However, if we fail to maintain an effective internal control environment for our financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Furthermore, in the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

We adopted three share incentive plans in May 2020, December 2021 and May 2023, which we refer to as the 2020 Plan, 2021 Plan and 2023 Plan, respectively, in this annual report, to grant share-based compensation awards to employees, directors, consultants and senior management to incentivize their performance and align their interests with ours. We adopted a share incentive plan in September 2022, which we refer to as the 2022 Plan in this annual report, which replaced the 2021 Plan in its entirety. Options that were issued under the 2021 Plan were accordingly cancelled and replaced by options issued under the 2022 Plan. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Plan, 2022 Plan and 2023 Plan are 4,512,276 ordinary shares, 11,775,525 ordinary shares and 4,755,000 ordinary shares, respectively. We have also separately issued share incentive awards to our directors, officers and employees outside of these share incentive plans. As of March 31, 2025, there were a total of 14,679,561 Class A ordinary shares underlying outstanding share options, restricted shares and restricted share units. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

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

We obtained China’s first medical device registration certificate for NGS-based cancer therapy selection; however, certain of our equipment, products and software have not obtained the required certificates, licenses or permits as of the date of this annual report. In China, very few NGS-based products have obtained medical device registration certificates issued by the competent Chinese governmental authorities. It is uncertain whether we can obtain all medical device registration certificates for our NGS-based products and how long it will take to obtain such registration certificates.

In addition, we have obtained the NMPA approval for two of our NGS reagent kits, which is valid for five years, and may seek to obtain such approvals for our other NGS reagent kits or any other products currently under development, including our early cancer detection products, from time to time. The NMPA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional pre-clinical, clinical or other studies. The process of obtaining NMPA approvals is inherently uncertain and there is no guarantee that we could successfully obtain NMPA approvals for our existing or future products in a timely manner or at all. Delays or failure in obtaining NMPA approvals of our products could result in substantial additional costs, adversely affect our ability to compete with other companies, and negatively affect investors’ confidence in our financial performance and business prospects. Even if the NMPA approval is ultimately granted, we may not successfully maintain or renew the approval and the approval may be withdrawn. Any NMPA approval received may also restrict the intended use and marketing of the product we want to commercialize.

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

Laws and regulations related to the management of human genetic resources in China are rapidly evolving and the enforcement thereof is likely to remain uncertain for the foreseeable future. On June 10, 1998, the Ministry of Science and Technology, or MOST, and the Ministry of Health jointly established the rules for protecting and utilizing human genetic resources, or HGR, in China. From 2006 to 2016, MOST and other regulatory agencies in China have been focused on HGR legislation, and proactively sought opinions from the public on draft regulations. In 2015, MOST issued a Guideline on HGR and reinforced its legislative efforts in HGR administration. In May 2019, the State Council promulgated the Regulation on Human Genetic Resources Management, or the HGR Regulation, which was last amended and became effective on May 1, 2024. On May 26, 2023, MOST issued the Implementing Rules for HGR Regulation, or “Implementing Rules,” which took effect on July 1, 2023.

The HGR Regulation and the Implementing Rules prohibit foreign entities or individuals or such entities established or actually controlled thereby, or “Foreign Persons,” from collecting or preserving China HGR in China, or providing China HGR abroad, whereas activities of collection and preservation of organs, tissues and cells for purposes of clinical diagnosis and treatment, service of blood collection and provision, investigation of illegal activities, doping test and funeral service, are required to be conducted in accordance with other relevant laws and regulations. The HGR Regulation permits Foreign Persons’ limited use of China HGR “to carry out scientific research activities,” which must be conducted through collaboration with Chinese scientific research institutions, higher education institutions, medical institutions, or enterprises, collectively, the “Chinese Entities.” Such activities must be approved by the NHC, and the application for approval must be filed jointly by the Foreign Person and the relevant Chinese Entity. The only exception to the approval requirement is “international collaboration in clinical trials” that do not involve the outbound transfer of China HGR materials such as organs, tissues, or cells comprising the human genome, genes, or other genetic substances, collectively, China HGR Materials. Such clinical trial collaboration, however, must still be pre-registered with the NHC. There remain significant uncertainties as to how provisions of the HGR Regulation might be interpreted and implemented. A VIE entity actually controlled by a foreign entity through contractual agreements would be deemed as a Foreign Person under the HGR Regulation. Short-term storage of samples of laboratory testing by foreign laboratories or foreign-invested laboratories may also be interpreted as preserving China HGR, thus being subjected to the application, approval or pre-registration processes of the NHC.

On October 17, 2020, the Standing Committee of the NPC promulgated the Biosecurity Law of the PRC which was last amended and became effective on April 26, 2024. The Biosecurity Law of the PRC, among other things, restates relevant approval or pre-registration requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation.

As a company with a VIE structure since our inception, we are deemed as a Foreign Person under the HGR Regulation and the Implementing Rules. As a result, when conducting or participating in research and clinical studies that involve any of our products, performing clinical studies for any of our pipeline products that are under development (including our early detection products), or providing companion diagnostics services to pharmaceutical companies, we are required to seek approval of or make pre-registration with MOST with respect to our collaborations with Chinese Entities under the HGR Regulation. These procedures could be lengthy and require additional expenses, and there is no assurance that we can complete these pre-registrations, or obtain such approvals, in a timely manner, or at all. As a result, our clinical studies and research and development activities of any of our products or pipeline products that are under development (including our early detection products), and our companion diagnostics development services to pharmaceutical companies may suffer significant delay, experience suspension, rejections, cancellations and other obstacles. As a result, our business, financial conditions, results of operations and prospects could be materially adversely affected.

As of the date of this annual report, we, same as our peer companies in the healthcare industry in China, have received and may continue receiving notices from the relevant governmental authorities requiring us to share HGR-related information with competent government agencies from time to time, and have complied with all such requests. As of the same date, we have not been subject to any penalties from the competent governmental authorities for our business operations or clinical studies involving the use of China HGR. However, regulatory agencies in China may change their enforcement practices. On September 7, 2024, MOFCOM, NHC and NMPA issued the Administration on Carrying Out a Pilot Program for Expanding Opening-up in the Medical-related Field, or the “Pilot Program” which took effect on the same date, providing that, as of the date of promulgation of this Pilot Program, foreign-invested companies in the China (Beijing) Pilot Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the China (Guangdong) Pilot Free Trade Zone and the Hainan Free Trade Port are allowed to engage in the technology development and application of human stem cells and gene diagnosis and treatment to register, produce and apply products. All the products that have been registered and approved for production may be used across the country. The foreign-invested companies which intend to participate in the Pilot Program shall abide by relevant PRC laws, administrative regulations and other provisions, and comply with the requirements on the management of human genetic resources, drug clinical trials (including international multi-center clinical trials), registration, application and production, and ethical review etc., while fulfilling relevant management procedures. The Company may establish its subsidiaries in such areas and conduct gene diagnosis and treatment works in accordance with the Pilot Program. Failure to comply with existing or future HGR laws and regulations, including the HGR Regulation and the Biosecurity Law, may subject us to penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

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

In addition, laws and regulations in China, including those regulating medical devices and supplies, are rapidly evolving. On August 26, 2021, the State Administration for Market Regulation promulgated the new Administrative Measures for the Registration and Record- filing of Medical Devices and the Administrative Measures for the Registration and Record-filing of IVD Reagents, both of which became effective on October 1, 2021. On March 10, 2022, the SAMR promulgated the new Measures for the Supervision and Administration of the Manufacture of Medical Devices and the new Measures for the Supervision and Administration of the Business Operation of Medical Devices which both became effective on May 1, 2022. On December 6, 2024, the State Council promulgated the amended Regulations on Supervision and Administration of Medical Devices, which became effective on January 20, 2025. Changes in these areas could impose more stringent requirements on us and increase our compliance and other operating costs, and we may not be able to achieve or sustain profitability. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our NGS-based products and services. Moreover, regulatory authorities may conduct periodic or unannounced inspections on pharmaceutical and medical device companies to check if these companies’ manufacturing, quality control and procurement, among others, are in compliance with relevant laws and regulations. If we are not able to maintain regulatory compliance or pass regulatory inspections, any regulatory approval that has been obtained may be revoked, and we may be required to recall our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

Furthermore, China’s regulatory framework governing genetic testing is also in the preliminary stage and rapidly evolving. The evolution of government regulations and their interpretation and enforcement involve significant uncertainties, which may place additional burdens on us or even render it impossible for us to comply with certain regulations. For example, in February 2014, two government agencies jointly published an announcement regarding the clinical application of genetic tests, or Circular 25, which halted the provision of genetic tests unless the clinical laboratory of genetic testing is included in a designated pilot program. Pursuant to Circular 25, in March 2014, the PRC government launched the pilot program that granted permits to NGS laboratories. This pilot program, to our knowledge, has been discontinued. Since no implementing rules for Circular 25 have been promulgated as of the date of this annual report, the provision of genetic testing by biotechnology companies, including us, which were not included in such pilot program, may be deemed by the competent governmental authorities to have violated Circular 25. As advised by our PRC counsel, we believe that the risk of us being found in violation of Circular 25 by providing genetics tests is low, given that (i) our central laboratory has obtained the clinical PCR testing laboratory certificate, and we are one of the first biotechnology companies in China that have obtained the NGS laboratory certificate, both issued by the NCCL, according to Administrative Regulations for Clinical Gene Amplification Laboratory of Medical Institutions, and (ii) as of the date of this annual report, the relevant governmental authorities have not imposed any penalties on us, or to our knowledge, on other peer companies conducting genetic testing, for any violation of Circular 25. However, we cannot assure you that the governmental authorities will take the same view with us or our PRC counsel. If the governmental authorities determine that we have violated Circular 25, our business of provision of genetic tests may be halted, which may adversely affect our business and prospects.

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

Chinese regulations governing the collection and use of personal data are still under development. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law defines “data” referred to therein as any recording of information in electronic or other forms and defines “data processing” as including, without limitation to, the collection, storage, use, processing, transmission, provision, disclosure of data. Any organization or individual that collects data is required to do so in a lawful and legitimate manner and are prohibited stealing or obtaining data by any other illegal means. Where laws and administrative regulations contain provisions on the purposes and scope of data collection and use, organizations and individuals shall collect and use data within the purposes and scope prescribed by laws and administrative regulations. Data processors shall establish and improve a whole-process data security management system, organize data security education and trainings, and take appropriate technical and other necessary measures to protect data security. Following the PRC Data Security Law, the long anticipate Personal Information Protection Law of the PRC was promulgated on August 20, 2021 and became effective on November 1, 2021, which is considered China’s first comprehensive law in the personal information protection. The Personal Information Protection Law of the PRC emphasizes that the processing of personal information shall have clear and reasonable purposes and be carried out in a way that has minimal impact on personal rights and interests. The collection of personal information shall be limited to the smallest scope necessary for achieving the purpose of processing. No organization or individual may illegally collect, use, process or transmit the personal data of others, or illegally trade, provide or publicly disclose the personal data of others, or engage in personal data processing activities that endanger national security or public interests.

Although we believe that there is currently no PRC legal restriction on our internal use of our tested individuals’ personal data if we establish relevant personal data protection procedures, any change in the regulatory regime in this regard could potentially subject us to more stringent data privacy regulations and affect our ability with regard to the collection and use of these personal data, which in turn could have an adverse effect on our business, financial condition and results of operations. In the future, we plan to expand our business internationally and will be subject to relevant regulatory regimes related to data privacy in those countries, which may be subject us to heightened standards of data protection.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

In accordance with the Negative List (2024 Edition) promulgated on March 10, 2024 and became effective on May 1, 2024, foreign investors are prohibited from investing in businesses related to the research, development, and application of genomic diagnosis and treatment technology.

Burning Rock Biotech Limited is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and its wholly-owned subsidiary, or WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct substantially all of our business in the PRC through Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, and its subsidiaries, based on contractual arrangements entered into among the WFOE, the VIE and its shareholders.

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

If we had direct ownership of the VIE, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE, its subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over the VIE and its subsidiaries. As a result, investors in Burning Rock may never directly control equity interests in the VIE and its subsidiaries. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE, its subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system; we may also incur substantial costs to enforce the terms of the arrangements. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over its assets. Therefore, our contractual arrangements with the VIE, its subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

Under the contractual arrangements entered into by WFOE, the VIE and its shareholders, these shareholders covenanted that they will not request the VIE to distribute profit or dividends, raise shareholders’ resolution to make such a distribution or vote in favor of any such relevant shareholders’ resolution without WFOE’s prior written consent. If these shareholders receive any income, profit distribution or dividend, except as otherwise determined by us, they must promptly transfer or pay such income, profit distribution or dividend to us or any other person designated by us as service fees to the extent permitted under applicable PRC laws. If the shareholders of the VIE breach the relevant covenants, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceedings may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceedings is uncertain. For more information on how cash is transferred through our organization, see “Item 3. Key Information—Results of Operations, Financial Position and Cash Flows of the VIE And Its Subsidiaries.”

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

All the agreements that constitute our contractual arrangements with the VIE, its subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If we are unable to, or have to incur substantial costs to, enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries. We may have to rely on legal remedies under the laws of mainland China, including contract remedies, in the event of a breach of any agreements constituting the contractual arrangements by the VIE, which may not be sufficient or effective. As a result, our ability to conduct our business and our financial condition and results of operations may be adversely affected.

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

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of the VIE, which would have an adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, regulators in the U.S., may take enforcement actions against us, which may have an adverse effect on the trading of our Shares or even result in delisting our company.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which arrangements and transactions were concluded. The Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return, together with a report on transactions with its related parties, to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. We may face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE and the VIE do not represent an arm’s-length price and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC controlled structured entities for under-paid taxes. Our results of operations may be adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

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

As we mainly conduct our business in China, we may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in scientific research and technical services and other industry sectors set out in the Negative List (2024 Edition). Specifically, we may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

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

On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities in this regard. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, Tian Yuan Law Firm, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

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

The current global geopolitical tension, particularly with regard to Sino-U.S. political and economic relations, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international political, trade and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures, in particular, between the United States and China. For example, the U.S. government has recently, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products. These tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. The increases in tariffs may increase the costs we incur to purchase imported reagents and laboratory equipment. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. Although cross-border trade is not our principal business, these types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares. In addition, as a biotechnology company with operations primarily based in China, our international expansion plan to commercialize our products and services in, and export our products and services to, the U.S. could be adversely affected by these or future trade developments.

In addition, the U.S. government has imposed various economic and trade sanctions directly or indirectly affecting China-based technology companies. These types of laws and regulations are subject to frequent changes, and the interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns, or be driven by political or other factors that are out of our control. These types of restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions, may be difficult or costly to comply with and may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. The U.S. government has also released, and is contemplating to release additional, rules that aim at protecting its national security interests and impose curbs on, including but not limited to, sanctions, export controls and investment restrictions targeting China. The U.S. and various other governments have imposed controls, licensing requirements and restrictions on transfers of technologies and products that fall within U.S. jurisdiction. In particular, the U.S. government has significantly expanded export controls toward China and has placed certain entities, including an incoming number of entities in China, on the U.S. Department of Commerce Bureau of Industry Standard’s Entity List, which imposes licensing requirements, which typically operate as bans, for exports or transfers of items on lists of controlled items maintained by the U.S. government. We currently source some of our reagents and laboratory equipment from vendors based in the U.S. The U.S. government may prohibit these companies from doing business with Chinese companies and the Chinese government may implement countermeasures. For example, on March 4, 2025, one of our sequencing platform suppliers in the U.S. was placed on the unreliability entity list by MOFCOM and was restricted from exporting its products to China. We have discontinued purchasing from this supplier and we currently do not expect our business operations to be significantly interrupted by this incident. However, if such restrictive countermeasures were to continue and involve more of our suppliers, we may be required to seek substitute suppliers and may face higher costs and expenses in our supply chain, which could adversely affect our operations. On the other hand, legislative or administrative actions in respect of Sino-U.S. relations could increase investor caution towards issuers, including us, and the market price of our ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations. Beginning in December 2020, the United States imposed sanctions on certain Chinese companies that prohibit U.S. persons from buying or selling the publicly traded securities of these companies as well as securities that are derivatives of or provide investment exposure to these companies. The implementation of these restrictions forced the delisting of those sanctioned issuers that were then listed on U.S. exchanges. The U.S. government designated these companies as “China Military-Industrial Complex Companies,” or CMIC Companies, based on their purported links to the Chinese military or Chinese military infrastructure or capabilities. More recently, during an April 9, 2025 television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the United States could take in its ongoing trade disputes with China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to take such steps, it is not known how or when the U.S. government might implement such delistings or whether there would be any transition period or exceptions. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the NYSE, our shareholders may suffer losses or be unable to trade our securities as a result. Furthermore, rather than just delisting our securities from the NYSE, the U.S. government could implement sanctions, such as those applicable to CMIC Companies, which apply to U.S. persons globally, which could even more significantly affect our shareholders, in particular U.S. persons, and the market price of our securities, including our Hong Kong Stock Exchange-listed ordinary shares.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. Although our current operations are not immediately subject to the Outbound Investment Rule, these rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. In addition, on February 28, 2024, the United States released the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, which places restrictions on the transfer of certain data from the U.S. to countries of concern, which include China (including Hong Kong and Macau). On January 8, 2025, the Department of Justice published its final rule to implement this executive order (the “Final Rule”). Under the Final Rule, sensitive bulk personal data include personal identifiers, personal financial data, personal health data, precise geolocation data, biometric identifiers, and human genomic data. The Final Rule prohibits certain data brokerage transactions and transactions involving human ‘omic data. The Final Rule also creates a set of restricted transactions involving vendor agreements, employment agreements, or investment agreements in which U.S. persons may engage only if they comply with a set of cybersecurity requirements. The Final Rule regulating data transactions that pose national security risks went into effect April 8, 2025, with additional compliance obligations for U.S. persons as defined engaging in relevant transactions being in place by October 6, 2025. On April 11, 2025, the National Security Division, or the NSD, issued a compliance guide together with implementation and enforcement policies regarding how it will assess compliance and approach enforcement of the Final Rule. Among other things, the NSD announced a 90-day grace period (between April 8, 2025 and July 8, 2025) for relevant individuals or companies making good faith efforts to comply. This policy aims to allow the private sector to focus resources and efforts on promptly coming into compliance and to allow the NSD to prioritize its resources on facilitating compliance. We have established our operations in the United States over the past years and certain of our operations, including but not limited to clinical trials, enables us to access personal health and biological data of relevant patients. Currently, data collected and processed in the United Stated by us are only accessible by U.S persons as defined under the Final Rule. Data accessible by our laboratories located in China and the United States are stored separately. Due to the uncertainty as to the interpretation and implementation of this newly released Final Rule, we are currently reviewing our data-related practices in the United States and have been actively seeking advice to make our U.S. operations be in compliance with the Final Rule. Tracking and complying with these laws and regulations requires significant time and expenses and could materially affect our business. By way of example and without limitation, we may be required to update our contracts, clinical trial or testing protocols and privacy notices, or to review and change the practice how we access, collect and transfer personal information in the U.S. and China. Failure to comply with the Final Rule, other laws and rules that have been or may be implemented relating to cross-border data transfers may result in suspension of the relevant business, significant amounts of fines and other administrative penalties, regulatory investigations and actions against us, significant damage to our reputation or even criminal liabilities.

The policies and measures directed at China and Chinese companies could discourage U.S. persons in general and organizations to work for, provide services to or cooperate with Chinese companies, which could hinder our ability to hire or retain qualified personnel and find suitable partners for our business. Furthermore, the adoption by the U.S. government of these policies and measures against Chinese companies could negatively affect certain investors’ sentiment towards our ADSs and their willingness to invest in or hold our ADSs, which may in turn have a negative impact on the trading price of our ADSs in both the U.S.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

We conduct our business primarily through our subsidiaries and the VIE and its subsidiaries in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in mainland China.

In particular, PRC laws and regulations concerning the cancer genotyping industry are developing and evolving. Because certain laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating cancer genotyping industries, some of which may have a retroactive effect. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the cancer genotyping industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could adversely affect our business and operations.

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, as a civil law jurisdiction, the legal system of mainland China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. As a result, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, it is possible that we may not be aware in a timely manner that we have been identified to be in violation of these policies and rules until sometime after the occurrence of the violation. In addition, certain administrative and court proceedings in mainland China may result in substantial costs and diversion of resources and management attention. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could adversely affect our business and impede our ability to continue our operations, result in substantial costs and diversion of resources and management attention, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

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

As a holding company, we conduct most of our business through our subsidiaries, the VIE and its subsidiaries incorporated in China. We may rely on dividends paid by our PRC subsidiaries for our cash requirements, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. Furthermore, the ability of our WFOE to pay dividends and other distributions on equity also depends on the payment it receives from the VIE as service fees pursuant to certain contractual arrangements among our WFOE, the VIE and its shareholders entered into to comply with certain restriction under PRC law on foreign investment. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our PRC subsidiaries generate primarily all of their revenues in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us. Historically, in response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in 2016, the People’s Bank of China, or the PBOC, and SAFE have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash requirements. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

As a holding company, we conduct most of our business through our subsidiaries, the VIE and its subsidiaries incorporated in China. We may make loans to our PRC subsidiaries or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise is required to use its capital pursuant to the principle of authenticity and self-use within its business scope.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effect on June 9, 2016 and, among other things, amended certain provisions of SAFE Circular 19.

According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope, or to provide loans to persons other than affiliates, unless otherwise permitted under its business scope. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer the net proceeds from our initial public offering, the concurrent private placement and our follow-on offering to our PRC subsidiaries and convert the net proceeds into RMB.

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

Furthermore, shareholder claims that are common in the U.S., including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the U.S. have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Relating to The ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.”

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

BR Hong Kong Limited, one of our subsidiaries incorporate in Hong Kong, wholly owns Guangzhou Burning Rock Biotech Limited, our WFOE. You may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiary, including judgments relating to the federal securities laws of the United States. There is also doubt as to whether courts in Hong Kong will enforce judgments of United States courts based only upon the civil liability provisions of the federal securities laws of the United States, or the securities laws of any state of the United States.

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

There are a number of requirements that must be met in order for our ADSs to remain listed on the Nasdaq Global Market, including but not limited to the minimum bid price of at least US$1.00 per ADS, and the failure to meet any of these listing standards could result in the delisting of our ADSs from Nasdaq. For example, we have received written notification from the NASDAQ dated December 29, 2023, indicating that for the last 30 consecutive business days, the closing bid price for our ADSs was below the minimum bid price of US$1.00 per share requirement set forth in NASDAQ Listing Rule. However, we have a compliance period of 180 calendar days, or until June 26, 2024, to regain compliance with NASDAQ’s minimum bid price requirement. On May 15, 2024, we effected a change in the ADS-to-Class A ordinary share ratio from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary shares (the “ADS Ratio Change”). On May 30, 2024, NASDAQ provided confirmation to us that for the last 10 consecutive business days, from May 15, 2024 to May 29, 2024, the closing bid price of the Company’s ADSs had been at US$1.00 per share or greater. Accordingly, we have regained compliance with Nasdaq Listing Rule 5450(a)(1).

We also cannot assure you that we will be able to comply with all Nasdaq Listing Rules at all times in the future or regain compliance in a timely manner in case of a default and avoid any subsequent adverse action taken by Nasdaq, including delisting. Any potential delisting of our ADSs from the Nasdaq would make it impossible for our shareholders to sell our ADSs in the public market and will result in decreased liquidity, limited availability of market quotations for our ADSs, limited availability of news and analyst coverage on us and decrease in our ability to issue additional securities. In particular, if the PCAOB cannot inspect our auditors as required by the HFCA Act, the SEC may prohibit the trading of our ADSs. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The delisting of our ADSs from the London Stock Exchange may adversely affect the price, liquidity and value of the ADSs.

On August 19, 2024, we announced our intention to seek the delisting and cancellation of admission to trading of our ADSs from the Official List of the UK Financial Conduct Authority (“FCA”) and the Main Market of the London Stock Exchange, which became effective on September 18, 2024 (the “Delisting”). Upon completion of the Delisting, our ADSs were no longer quoted or capable of being traded on the London Stock Exchange and were only listed and capable of being traded on the NASDAQ Global Market. In addition, following the completion of the Delisting, we are no longer subject to FCA Listing Rules. The Delisting may restrict the liquidity of our ADSs by providing only one market on which to trade our securities, which may impair the development or liquidity of the existing active trading market for the ADSs in the U.S.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs in the U.S. and could impair our ability to raise capital through equity offerings in the future. As of March 31, 2025, we had 107,665,961 ordinary shares issued and outstanding, comprising (i) 90,341,113 Class A ordinary shares (excluding (i) 341,038 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock), and (ii) 17,324,848 Class B ordinary shares. Among these shares, 60,575,006 Class A ordinary shares are in the form ADSs (including the 3,023,138 Class A Ordinary Shares treated as treasury stock), which are freely transferable without restriction or additional registration under Securities Act. The remaining outstanding ordinary shares may also be sold in public market, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, if any. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs in the U.S. could decline.

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

As of March 31, 2025, our directors and officers collectively own an aggregate of 62.1% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As of March 31, 2025, our founder, chairman of the board of directors and chief executive officer, Mr. Yusheng Han, beneficially owns all of our issued Class B ordinary shares. The Class B ordinary shares constitute 16.1% of our total issued and outstanding share capital and 53.5% of the aggregate voting power of our issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs in the U.S. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for and the trading price of the ADSs in the U.S.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs in the U.S. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the U.S. or elsewhere outside of China upon these individuals, or to bring an action against us or against these individuals in the U.S. or elsewhere outside of China in the event that you believe your rights have been infringed under the U.S. federal securities laws or any securities laws in other jurisdictions outside of China. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. China does not have treaties providing for the reciprocal recognition and enforcement of court judgments with many countries, including the U.S. and most other Western countries. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands. These limitations may deprive investors of effective legal recourse for claims related to investment in the ADSs.

In terms of actions brought by securities regulatory authorities of other countries, there are also significant legal obstacles to obtaining requisite information. In particular, pursuant to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced our operation in January 2014 through Burning Rock (Beijing) Biotechnology Co., Ltd., a PRC company. In March 2014, we incorporated Burning Rock Biotech Limited in the Cayman Islands as our offshore holding company in order to facilitate foreign investment in our company. Subsequently, we established BR Hong Kong Limited as our intermediate holding company in April 2014, which in turn established a wholly-owned PRC subsidiary, Beijing Burning Rock Biotech Limited, in June 2014. In the same month, Beijing Burning Rock Biotech Limited entered into a series of contractual arrangements with Burning Rock (Beijing) Biotech Limited and its then shareholders, and Burning Rock (Beijing) Biotechnology Co., Ltd. became our variable interest entity, or VIE. These contractual arrangements were amended on May 10, 2024, according to which, Guangzhou Burning Rock Biotech Limited took the place of Beijing Burning Rock Biotech Limited, becoming our WFOE. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

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

On November 1, 2022, our ADSs were admitted to the former-standard listing segment of the Official List of the FCA and to trading on the Main Market of the London Stock Exchange plc under the ticker “BNR.” At our request, effective on September 18, 2024, our ADSs were cancelled from admission to trading on the London Stock Exchange and were delisted from the FCA’s Official List.

On November 7, 2022, we filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of our ADSs through an at-the-market equity offering program. Our ADSs are available to be offered through or to Cowen and Company, LLC as the sales agent pursuant to a sales agreement dated November 7, 2022 between us and Cowen and Company, LLC.

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

Our advanced technology platform integrates cutting-edge proprietary cancer therapy selection technologies using both tissue and liquid biopsies, including assay biochemistry, bioinformatics and a patented laboratory information management system. Our proprietary HS library preparation technology allows us to work with poor quality and limited volume samples and enables enhanced sensitivity—capabilities that are critical to effectively deploying NGS-based cancer therapy selection, especially in China. Our in-depth cancer genomics insights, accumulated from the large number of tests we have performed since our inception, enable us to process and accurately analyze genomic information. We have achieved a turnaround time of approximately six days for regular oncology products, approximately 27 days for MRD products and approximately ten days for early detection products.

We offer a broad spectrum of NGS-based products. Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We primarily offer 15 NGS-based cancer therapy selection and prognosis prediction tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoCompass™ IO, OncoScreen™ IO and OncoCompass™ Target, perform on par with those of our global peers. We launched our MRD product, CanCatch®, previously known as brPROPHET™, in March 2022, which has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. In January 2023 and October 2023, our early detection product, OverC™ Multi-Cancer Detection Blood Test, or OverC™, was granted Breakthrough Device Designation by the FDA and the NMPA, respectively, making this product the only test globally that has received such designation from both the FDA and NMPA. This product is intended for early detection of multiple cancer types, including esophageal, liver, lung, ovarian, and pancreatic cancer, in adults of either sex, aged 50 to 75 years old, at average risk for cancers. We are the clear leader in the lung cancer segment of China’s NGS-based cancer therapy selection market. We believe we offer the best NGS-based products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Bayer (ETR: BAYN), Johnson & Johnson (NYSE: JNJ), CStone (HKEX: 2616), BeiGene (HKEX: 6160), Abbisko Therapeutics (HKEX: 2256), IMPACT Therapeutics, Boehringer Ingelheim and Merck KGaA (ETR: MRK), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in over 200 peer-reviewed articles, and the results of research studies using our products have been published in numerous peer-reviewed articles.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

•

Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests while building relationships with over 7,000 physicians from 845 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. As our central laboratory model has become a relatively mature business segment, we have shifted our strategic focus to the in-hospital model, which we believe has higher growth potential. Accordingly, while revenue from our central laboratory model has accounted for, and is expected to continue to account for, a substantial part of our total revenues, we expect revenue from our central laboratory model to be more stable in the future.

•

In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. As of December 31, 2024, we have partnered with 92 hospitals in 43 cities across China. We have invested and expect to continue investing substantially in our in-hospital model, as we expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market. Revenue from our in-hospital model has grown substantially since we entered into this model, and revenue from our in-hospital model contributed to a substantial part of our revenue in 2024, reaffirming our strategic judgment about the development of China’s NGS-based cancer therapy selection market.

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

We recognized revenues of RMB537.4 million and RMB515.8 million (US$70.7 million) in 2023 and 2024, respectively. Our gross profit remained relatively stable, which was RMB363.2 million and RMB362.4 million (US$49.6 million) in 2023 and 2024, respectively. Our gross profit margin was 67.6% and 70.3% in 2023, and 2024, respectively.

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

HS Library Preparation Technology—Enhancing Capture Efficiency for Low-Quality FFPE Samples

The low quality FFPE samples available in China often fail to meet the minimum quality and quantity thresholds required for standard NGS-based cancer therapy selection. Our proprietary High Sensitivity, or HS, library preparation technology improves the capture efficiency of low-quality FFPE samples and enables us to maximize the capture of unique DNA molecules, which are used to make up the sequencing library. This technology improves by approximately 80% the library conversion and library complexity—a measure of the number of unique DNA molecules present in a DNA library—of DNA libraries derived from FFPE samples, enabling us to work with low-quality FFPE samples. When applied to liquid biopsy ctDNA samples, our HS library preparation technology shows similar improvements in library complexity, enabling us to work with liquid biopsy ctDNA samples as small as 10-nanograms. Building upon our HS library preparation technology, we have further developed our capture-based personalized MRD assay, CanCatch® (previously known as brPROPHET™).

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

The diagram below illustrates the noise reduction achieved by applying our UMI technology in ctDNA sample library preparation:

MSI Calling Algorithms—World-Class NGS-Based Algorithms Detecting MSI in Tissue and Liquid Biopsies

Polymerase chain reaction-, or PCR-, based methods have been the conventional method for detecting microsatellite instability, or MSI, an important biomarker for immune-oncology treatment selection. We have developed proprietary NGS-based MSI calling algorithms, prettyMSI and bMSISEA, which enable our tests to accurately detect the presence of MSI in tissue and ctDNA samples, respectively. By incorporating these algorithms, our tissue and liquid biopsy-based tests provide patients a one-stop, cost-effective solution for the detection of genomic alterations of targeted genes and MSI in a single test. Our MSI calling algorithms possess satisfactory sensitivity.

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

Regarding the clinical utilities, Our OncoScreen™ IO/OncoCompass™ IO panel was used in the China cohort Clinical Testing Assay (CTA) of Capivasertib Phase 3 trial (CAPItello-291) sponsored by AstroZeneca. The results had been published in an article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer” on The New England Journal of Medicine. The trial results ultimately led to the FDA approval of Capivasertib in the U.S. with CDx requirement of AKT1-pathway alteration. We are currently closely working with the NMPA and AstroZeneca on our collaboration to develop CDx product for Capivasertib in China. On April 18, 2025, the NMPA announced the approval of Capivasertib.

Automated NGS Library Preparation System—Enabling Automation and Standardization of In-Hospital Laboratories

Hospitals in China generally lack the expertise necessary to conduct NGS-based cancer therapy selection. In addition, the conventional process flows that most Chinese hospitals use not only make the testing process time consuming, but also introduce contamination risk in the library preparation stage, which reduces testing accuracy. We have been a pioneer in helping Chinese hospitals address these challenges, and in September 2019, we launched Magnis BR, China’s first and only capture-based fully automated NGS library preparation system, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process, converting DNA samples into sequencing-ready libraries in around nine hours. Magnis BR can process 112 samples per week. We presented the analytical validation data of Magnis BR at the Association for Molecular Pathology (AMP) 2020 annual meeting in a platform presentation. In 2022, our Magnis BR received clearance as a Class II medical device for IVD use in China. As of the date of this annual report, 22 hospitals in China had adopted Magnis BR and associated reagents.

Molecular Residual Disease (MRD)

The disease monitoring and surveillance utility of ctDNA test had been drawing extensive academic and clinical interest in recent years. Using ctDNA test to identify ctDNA positivity after definitive therapy such as post-surgery can bring prognostic and potentially predictive value. In 2020, we started developing our MRD technology—brPROPHET™, which was later known as CanCatch® Personalized MRD. It utilizes tumor-informed approach to identify up to 50 loci through whole exome sequencing, or WES, of tumor and paired normal samples. A personalized hybridization capture probe set is created for each patient. Ultra-deep sequencing leveraging on HS-UMI technology described above is also used in the process to enable high sensitivity of tumor-informed ctDNA detection. The limit of detection of the CanCatch® can be as low as 40ppm. At the AACR Annual Meeting in 2023, we presented the results of the study in relation to MEthylation Based Dynamic Analysis for Lung Cancer) (MEDAL) (the “MEDAL study”), which demonstrated that CanCatch® detected more MRD events with ultra-low ctDNA abundance but meaningful prognostic significance and proved important insights for guiding the standardization of future surveillance applications by evaluating the dynamic change of longitudinal MRD. In September 2023, the MEDAL study was published in a Cancer Cell article titled “Individualized tumor-informed circulating tumor DNA analysis for postoperative monitoring of non-small cell lung cancer.”

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

Key Therapy Selection Tests

The table below sets forth the 13 key therapy selection tests we currently offer:

Applicable Sample Types			
Cancer Type	**Product Name**	**# of Genes**	FFPE or Fresh tissue	ctDNA	White Blood Cells	**Other Genome-wide Biomarkers**
Pan-Cancer	OncoScreen™ IO/ OncoCompass™ IO	520 genes	●	●	●	MSI, TMB
	OncoCompass™ Target	168 genes	●	●		MSI
	OncoScreen™ ParpMatch/ OncoCompass™ ParpMatch	72 genes	●	●	●	
	OncoScreen™ Risk	53 genes			●	
	BRCA Testing	2 genes	●		●	
Lung Cancer	OncoScreen™ Focus/ OncoCompass™ Focus	8 genes	●	●		
	LungCore	68 genes	●			
Gastrointestinal Cancer	ColonCore	41 genes	●	●	●	MSI
Prostatic Cancer	ProstateCore	72 genes	●	●	●	
Breast Cancer	BreastCore	36 genes	●	●	●	
Lymphomas	LymphPlasma	112 genes	●			
Thyroid Cancer	ThyroCore	18 genes	●			
Ovarian Cancer	myChoice® (licensed-in)	15 genes	●			HRD

OncoScreenTM Focus (LungCure CDx)

On March 11, 2022, the National Medical Products Administration (NMPA) officially approved the registration of our Human Nine-Gene Mutation Joint Detection Kit (reversible termination sequencing) —(commercially known as “LungCure CDx”) —as a Class III medical device product. This test kit is our second NMPA-approved companion diagnostic multi-gene tumor mutation co-detection test kit based on high-throughput sequencing technology that meets companion diagnostic standards. It can be used for in vitro detection of multiple mutation statuses of EGFR, MET, ERBB2, KRAS, BRAF, PIK3CA, ALK, ROS1, and RET genes in non-small cell lung cancer patients, including point mutations, insertions/deletions, fusions (rearrangements), and amplifications, etc., to comprehensively guide targeted therapy for non-small cell lung cancer.

On October 10, 2024, the companion diagnostic (CDx) for EGFR exon 20 insertion mutation (exon20ins) for sunvozertinib of Dizal, a global biopharmaceutical company, developed through our collaboration with Dizal Pharmaceutical Co., Ltd., or Dizal, a global biopharmaceutical company, has been approved by the National Medical Products Administration (NMPA) of China. This marks the first co-developed NGS-based CDx for lung cancer approved by NMPA since the release of the CDx guideline in China. The approval of this CDx test is the result of the simultaneous development of our independently developed LungCure CDx (a kit for the combined detection of 9 human gene mutations) and Dizal’s innovative EGFR exon20ins targeted therapy - sunvozertinib, providing an innovative precision treatment solution for non-small cell lung cancer patients with EGFR exon20ins.

OncoCompassTM Plus/OncoScreenTM Plus

In 2015, we launched our pan-cancer test OncoScreen™ Plus (previously known as OncoScreen and upgraded to OncoScreen™ IO), our pan-cancer test for tissue samples, and OncoCompass™ Plus (previously known as OncoCompass™ IO), the corresponding test for liquid biopsy samples, in 2017. OncoScreen™ Plus and OncoCompass™ Plus reflect the latest developments in targeted therapy and immunotherapy. These tests profile

520 genes associated with most solid tumors, such as lung cancer, colorectal cancer, breast cancer, ovarian cancer, bladder cancer and prostate cancer, for which a targeted therapy has been approved by the FDA or NMPA or is in current clinical development. In addition to detecting the genomic alternations of the targeted genes, OncoScreen™ Plus and OncoCompass™ Plus also detect important immune-oncology biomarkers including TMB and MSI, as well as rare but clinically actionable biomarkers, such as NTRK fusions, which provide important insights for therapy selection.

The table below sets forth the key specifications of OncoScreen™ Plus and OncoCompass™ Plus:

Product and Operational Specifications	OncoScreen™ Plus/ OncoCompass™ Plus
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time(1)	10 days

(1)	For the year ended December 31, 2024.

The design and performance of OncoScreen™ Plus and OncoCompass™ Plus has been endorsed by their adoption in over 20 clinical trials and studies. For example, OncoScreen™ Plus was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. Janssen, a subsidiary of Johnson & Johnson, selected our OncoScreen™ Plus and OncoCompass™ Plus in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors. OncoScreen™ Plus also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. OncoScreen™ Plus and OncoCompass™ Plus were also used in research studies that resulted in publications in high- impact journals, including Clinical Cancer Research and Cancer Cell. Our OncoScreen™ Plus was also featured in a phase 3 multi-regional clinical trial sponsored by AstraZeneca, one of our pharma clients This clinical trial assessed the efficacy and safety of Capivasertib–fulvestrant therapy in advanced breast cancer patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) cancer whose disease had progressed during or after aromatase inhibitor therapy. This clinical study further resulted in the 2023 June The New England Journal of Medicine article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer.”

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

Product and Operational Specifications	OncoCompass™ Targe
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days(1)	95 days

(1)	For the year ended December 31, 2024.

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

Key Prognosis Prediction Tests

We launched CanCatch® (previously known as brPROPHET™) in March 2022, which is our self-developed MRD product based on personalized approach. It has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. A recent study published in September 2023 in Cancer Cell highlighted the advancements enabled by CanCatch® in the treatment of early-stage non-small cell lung cancer (NSCLC). In MEDAL-Informed MRD study, CanCatch® demonstrated superior performance in head-to-head comparisons with tumor-agnostic fixed-panel and tumor-informed fixed-panel MRD assays.

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

CLIA certification. The Clinical Laboratory Improvement Amendments, or the CLIA, mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. These standards are intended to ensure that CLIA-certified laboratories’ testing services are accurate, reliable and timely. In the U.S., clinical laboratories must be CLIA-certified by the Centers for Medicare & Medicaid Services, or the CMS, before they can accept human samples for diagnostic testing. In January 2017, our central laboratory became the first NGS laboratory in China to be CLIA-certified—one and a half years ahead of our competitors. In November 2024, we successfully renewed our CLIA certification.

CAP accreditation. The CAP accredits laboratories performing testing on specimens from human beings or animals, using methodologies and clinical application within the expertise of the program. In the U.S., the CMS has deemed CAP standards to be equal to or more stringent than CLIA regulations. Our central laboratory was accredited by the CAP and we successfully renewed this accreditation in January 2024.

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

The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Qiang Gao and Jia Fan, oncologists residing in Zhongshan Hospital, Fudan University	Annals of Oncology	Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies	Our OverC™ was validated in the THUNDER study, a large- scale prospective six-cancer case-control study

Juan Zhou and Minwei Bao, oncologists residing in the Shanghai Pulmonary Hospital & Thoracic Cancer Institute, Tongji University School of Medicine	BMC Medicine	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine	Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line Gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial	Our OncoCompass™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Qing Zhou, deputy head of the Lung Research Institute of Guangdong Provincial People’s Hospital, secretary of CTONG	EBioMedicine	Analysis of resistance mechanisms to Abivertinib, a third-generation EGFR tyrosine kinase inhibitor, in patients with EGFR T790M- positive non-small cell lung cancer from a phase I trial	Our OncoScreen was selected in the biomarker study

Ying Yuan, deputy head of department of medicine of the Second Affiliated Hospital of Zhejiang University School of Medicine, member and secretary of the Committee of Colorectal Cancer of China Anti-Cancer Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next- generation sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Naixin Liang, oncologist residing in Peking Union Medical College Hospital, Peking Union Medical College and Chinese Academy of Medical Sciences	Nature Biomedical Engineering	Ultrasensitive detection of circulating tumour DNA via deep methylation sequencing aided by machine learning	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer

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

Central Laboratory Model

We began offering NGS-based cancer therapy selection services under a central laboratory model in 2014, and we have become the market leader in the central laboratory segment of China’s NGS-based cancer therapy selection market. Under our central laboratory model, cancer patients’ treating physicians order our cancer therapy selection tests over 7,000 physicians from 845 hospitals across China for their patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our central laboratory in Guangzhou for testing, and design treatment plans based on our test results. Our test reports communicate the actionable genomic alterations in a patient’s cancer and match those alterations with potentially relevant treatment options, including targeted therapies and immunotherapies, according to predicted efficacy or resistance. Patients pay us for these tests with out-of-pocket payments.

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

Once an in-hospital laboratory is in operation, the partner hospital purchases our products to perform NGS-based cancer therapy selection on a recurring basis. We are dedicated to continuously optimizing the operations of these in-hospital laboratories and maintaining our relationships with our partner hospitals. We frequently conduct onsite visits and provide remote technical support, such as data analytics support, to ensure optimal laboratory performance. In September 2019, we launched our fully automated NGS library preparation system, Magnis BR, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process and convert DNA samples into sequencing-ready libraries in around nine hours, which help partner hospitals streamline their testing workflow, reduce manual labor and minimize risks. In 2022, our Magnis BR received clearance as a Class II medical device for IVD use in China. As of the date of this annual report, 22 hospitals in China had adopted Magnis BR to process associated reagents.

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

As of December 31, 2024, we have partnered with 92 hospitals in 43 cities across China, to establish in-hospital laboratories. The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,
	2022	2023	2024
Pipeline partner hospitals(1)	28	28	29
Contracted partner hospitals	49	59	63
Total number of partner hospitals	77	87	92

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. It generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

Operations

We primarily perform cancer therapy selection using both tissue and liquid biopsy tests under the central laboratory model in our NCCL- and CLIA-certified, CAP-accredited central laboratory in Guangzhou. Our central laboratory currently has an annual capacity of over 100,000 tests, which is expected to increase to 200,000 tests by the end of 2024 through the adoption of automation systems and laboratory expansions. We have achieved a turnaround time of approximately six days for regular oncology products, approximately 27 days for MRD products and approximately ten days for early detection products. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.

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

We have GMP-standard manufacturing facilities in Guangzhou for the manufacturing of our reagent kits, with an aggregate annual production capacity of 400,000 kits. We plan to substantially increase our production capacity to meet rising market demand by installing automated workstations in our manufacturing facilities. We have adopted various QC measures to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. Our manufacturing facilities successfully obtained ISO13485 certification, which was last renewed in October 2024. This certification is valid for three years. This ISO standard demonstrates that we have a comprehensive quality management system for the design and manufacture of medical devices.

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

Research and Development

Our research and development efforts are primarily focused on the following areas:

Development of, and improvement on, NGS-based cancer therapy selection products. Based on clinical market demand and scientific progress, we design a series of different panels to meet different clinical needs. In particular, we are continuously working on designing products that require lower sample input and have higher library conversion rate and shorter hands-on time. We are also working to increase the automation of NGS-based cancer therapy selection products to alleviate manual workload and improve therapy selection precision. Our bioinformatics team will continue improving our data analysis algorithms and developing our analysis pipeline. Our validation team is working on thoroughly evaluating the sensitivity, specificity, reproducibility and accuracy of each product before launch. We are currently working on an improved hyb-capture based workflow to enable fast turn-around-time from sample to answer within 24 hours. Bioinformatic-wise, we are currently developing a new algorithm that enables tumor-only somatic variant calling and tumor fraction estimation in both tissue and liquid biopsy. The tumor fraction and ploidy estimation based on genome-wide SNP calling can greatly improve the gene copy number alteration detection, especially on copy number deletion and partial gene loss, i.e., large genomic rearrangement (LGR).

Development of more reagent kits for NMPA approval. We are developing a number of products targeting different cancers for the NMPA approval. For each product, we will implement strict design control process, perform analytical validation, and conform the manufacturing to GMP and ISO13485 standards. We are also developing the corresponding software solutions for these products. The new algorithm under development is being used in the development process of these CDx products.

Development and validation of MRD detection products. Building upon CanCatch® Personalized MRD, we are continuously conducting analytical and clinical validation studies on our UMI-based liquid biopsy products for their sensitivity and utility for MRD detection, which could demonstrate clinical benefits for early-stage patients by predicting their risk of recurrence after treatment. We are also actively developing methylation based tumor agnostic MRD and therapy response products.

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

In 2022, 2023 and 2024, our research and development expenses was RMB421.9 million, RMB347.0 million and RMB232.3 million (US$31.8 million), respectively.

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

Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of December 31, 2024, we held 35 patents in China, which will expire between 2025 and 2043. We held seven patents in Hong Kong, which will expire between 2038 and 2042. We held two patents in Japan, which will expire in 2038 and 2039. We held one patent in Brazil, which will expire in 2039. As of the same date, we had 31 pending patent applications in China, 16 pending patent applications in Hong Kong, five pending patent applications in the United States, four pending patent applications in European Patent Office, four pending patent applications in Japan, two pending patent application in Canada, one pending patent application in Brazil, one pending patent application in Singapore, one pending patent application in Australia, and 19 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI (MicroSatellite Instability) calling algorithms in the U.S., European Patent Office and Japan, two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, eight are for OverC™, our multi-cancer detection blood test for early cancer testing, and another one is for CanCatch®, our MRD algorithms.

The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date

A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2036

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore and pan-cancer tests	China, Hong Kong	2038

An automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2035

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	China, Hong Kong, Brazil	2038, 2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	China, Japan	2037, 2038

A NGS-based method to multi-cancer detection for early cancer testing in A NGS-based in blood	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong	2042

Copy number variation detection method and application thereof	Our cancer therapy selection tests that detect CNV and LGR in solid tumor samples and liquid biopsy samples, such as OncoWES, OncoScreenPlus, LungPlasma, ColonCore, and so on.	China, Hong Kong	2042

Method and system for evaluating tumor formation risk and tumor tissue source	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong	2042

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected Expiration date

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	PCT (currently under review by patent offices in Japan, the U.S., Canada, Brazil, Australia and the European Patent Office)	2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2038

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT (currently under review by the patent office in China, Hong Kong, the U.S., Japan, Canada, Brazil, Australia, Singapore and the European Patent Office)	2039

A detection method for variant nucleic acid (CanCatch®)	Our MRD detection assay and bioinformatics algorithms	China, PCT	2041

Methylation sequencing method and device (OverC™)	Our multi-cancer detection blood test for early cancer testing	China, PCT	2042

A high-precision gene hybridization capture probe for hybridizing and capturing methylation variation regions related to various cancers	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong, PCT	2042

Copy number variation detection method and application thereof	Our cancer therapy selection tests that detect CNV and LGR in solid tumor samples and liquid biopsy samples, such as OncoWES, OncoScreenPlus, LungPlasma, ColonCore, and so on.	China, Hong Kong, PCT (currently under review by patent offices in Japan, and the European Patent Office)	2042

Method and system for evaluating tumor formation risk and tumor tissue source	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong, PCT	2042

As of December 31, 2024, we also registered 11 software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.

As of December 31, 2024, we registered 605 trademarks in China, including “ ”, “BURNING ROCK DX”, “ ” and product and service names, and seven trademark applications pending in China. We had registered 27 trademarks, including “BURNING ROCK DX”, “ONCOSCREEN” , “CanCatch” , “OverC” AND “ONCOCOMPASS” in European Union, the U.K, United States, Japan. and Australia, and five trademark applications pending in the US, Canada, Japan, and Brazil. We also own four registered domain names, including our official website.

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

Voluntary Delisting from the London Stock Exchange

Due to sustained low volume of trading and liquidity in our ADSs on the London Stock Exchange, and taking into account the costs associated with maintaining such listing in place, on August 19, 2024, we announced our intention to submit formal requests (a) to the London Stock Exchange, to cancel the admission to trading on the Main Market of our ADSs representing the Class A ordinary shares, and (b) to the UK Financial Conduct Authority, to cancel the listing of the ADSs on the Official List. On September 18, 2024, we were removed from the Official List and our ADSs ceased to be traded on the London Stock Exchange.

ADS Ratio Change

On April 25 and May 14, 2024, we announced that we planned to effect an ADS ratio change to change the ratio of ADSs to Class A ordinary shares from one ADS representing one Class A ordinary shares to the new ratio of one ADS to ten Class A ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for our ADS holders. There will be no change to the underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with this ADS ratio change. The ADS ratio change became effective on May 15, 2024.

Regulation

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulations on Foreign Investment

Investment in China by foreign investors are regulated by the Catalog of Industries for Encouraging Foreign Investment, as promulgated by the MOFCOM and the NDRC on December 27, 2020 and effective on January 27, 2021, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List, as promulgated on March 10, 2024 and effective on May 1, 2024. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations.

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

Policies on NGS-based Cancer Therapy Selection

In recent years, China has introduced a series of policies that support the development of NGS-based cancer therapy selection. The table below presents a selection of these policies introduced by relevant governmental authorities in China from 2014 to 2024:

Date	Authority	Key messages

February 2014	NMPA	The NMPA (former CFDA) issued a Notice on Special Approval Procedures for Innovative Medical Devices (Trial), which significantly accelerated the approval process for NGS products.

March 2014	State Council	The State Council published Regulation on the Supervision and Administration of Medical Devices, which provides that reagents related to human gene testing are Class III medical devices. NGS products are managed as medical devices.

February 2015	NHC	The NHC published Guidelines for Personalized Medical Testing Applications of Sequencing Technology, which provides guidance on sample collection, transportation, receiving, processing, testing and inspection of project development, verification, and validation, basic principles of quality control, result reporting, and the possible problems and countermeasures, to provide standardized guidance on precision medicine based on sequencing technology application.

July 2015	NHC	The NHC published Guidelines for Individualized Treatment and Detection of Tumors, which provides for the standardization of testing technology, laboratory access and quality assurance. It includes specific requirements for clinical and medical laboratories to ensure the accuracy of genotyping test results.

February 2016	NHC	The NHC published Notice of the General Office of the National Health and Family Planning Commission on Issues Related to the Management of Clinical Testing Projects, which covers strengthening the management of clinical inspection projects, standardizing the clinical inspection work of medical institutions, meeting the needs of clinical medical treatment, and ensuring the quality and safety of medical treatment.

May 2017	State Council	The State Council published Amendments to the Regulations on the Supervision and Administration of Medical Devices, which regulates Class III medical devices, including NGS products, under product registration management. It also provided detailed requirements for Class III medical device registration.

September 2018	NHC	The NHC published Guidelines for Clinical Application of New Cancer Drugs to guide the clinical application of cancer drugs. The guidelines cover 7 types of tumors including respiratory system, digestive system, blood tumor, urinary system, breast cancer and 42 types of cancer drugs, providing clear guidance for precision medicine.

September 2021	NMPA	The NMPA published Guidelines for Clinical Trials of In Vitro Diagnostic Reagents, which provides basic principles for IVD reagent clinical trials, provides recommendations in principle for clinical trial design, identifies key factors to consider during clinical trials, and provides reference for technical review departments in reviewing clinical trial data.

December 2021	NMPA	The NMPA published Guidelines for Clinical Trial of ‘Follow-on’ companion diagnostic reagents for anti-tumor drugs (2021 No.95), which provides principals of follow-on CDx in obtaining clinical utility evidence (e.g. bridging study), clinical performance evidence, and preparing of submission dossiers.

June 2022	NMPA	The NMPA published Guidelines for Clinical Trial of Co-development companion diagnostic reagents for anti-tumor drugs (2022 No.28), which provides principals of co-development CDx with durg in obtaining clinical utility evidence, clinical performance evidence, and preparing of submission dossiers.

January 2024	NMPA	The NMPA published Guidelines for Clinical Trial Review of NSCLC Gene Mutation Test based on NGS Technology (2024 No.4), which provides specific instructions for NGS based NGSCLS CDx IVD kit in intended use, clinical performance study design, concordance study requirements, bridging study design and requirements etc.

Date	Authority	Key messages

September 2024	MOFCOM, NHC and NMPA	MOFCOM, NHC and NMPA issued the Administration on Carrying Out a Pilot Program for Expanding Opening-up in the Medical-related Field, or the “Pilot Program” which took effective on the same date, providing that, as of the date of promulgation of this Pilot Program, foreign-invested companies in the China (Beijing) Pilot Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the China (Guangdong) Pilot Free Trade Zone and the Hainan Free Trade Port are allowed to engage in the technology development and application of human stem cells and gene diagnosis and treatment to register, produce and apply products. All the products that have been registered and approved for production may be used across the country.

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

As of December 31, 2024, we held 35 patents in China, which will expire between 2025 and 2043. We held seven patents in Hong Kong, which will expire between 2038 and 2042. We held two patents in Japan, which will expire in 2038 and 2039. We held one patent in Brazil, which will expire in 2039. As of the same date, we had 31 pending patent applications in China, 16 pending patent applications in Hong Kong, five pending patent applications in the United States, four pending patent applications in European Patent Office, four pending patent applications in Japan, two pending patent applications in Canada, one pending patent application in Brazil, one pending patent application in Singapore, one pending patent application in Australia, and 19 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, eight are for OverC™, our multi- cancer detection blood test for early cancer testing, and another one is for CanCatch®, our MRD algorithms.

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

Trademarks

The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2024, we had 605 registered trademarks and seven pending trademark applications in the PRC.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of December 31, 2024, we had eleven software copyrights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names As of December 31, 2024, we had four registered domain names, including our official website.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the enterprise’s business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

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

C. Organizational Structure

The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this annual report:

(1)

Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., the VIE, include (i) Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer, who holds 72.7% of the equity interests in the VIE, (ii) Mr. Gang Chen, an affiliate of a former principal shareholder of our Company, who holds 8.8% of the equity interests in the VIE, (iii) Mr. Gang Lu, our director, who holds 7.1% of the equity interests in the VIE, (iv) five minority shareholders, who in aggregate hold 11.4% of the equity interests in the VIE, including Dr. Shaokun (Shannon) Chuai, our former chief scientific officer.

(2)

On March 20, 2024, BR Hong Kong Limited transferred 100% of its equity shares in Beijing Burning Rock Biotech Limited to Guangzhou Burning Rock Biotech Limited. On April 10, 2024, BR Hong Kong Limited, as the sole shareholder of Guangzhou Burning Rock Biotech, increased the capital of Guangzhou Burning Rock Biotech Limited from US$10,000,000 to US$16,000,000. As a result, on May 10, 2024, Guangzhou Burning Rock Biotech Limited replaced Beijing Burning Rock Biotech Limited and became our WFOE after entering into a series of supplemental agreements to the original contractual arrangements with relevant parties.

Contractual Arrangements

Investment in China by foreign investors is subject to certain restriction under PRC laws and regulations, in particular, the Catalog of Industries for Encouraging Foreign Investment, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. While foreign investors are given access to the medical device industry according to Negative list, foreign ownership is prohibited in businesses involving the development and application of genomic diagnosis and treatment technology. We are a company incorporated in the Cayman Islands, and, as a result, our subsidiaries in China are considered foreign-owned enterprises. To comply with the PRC laws and regulations described above, we primarily conduct our business in China through the VIE and its subsidiaries in China, based on a series of contractual arrangements among the VIE, its shareholders and our WFOE. On May 10, 2024, Guangzhou Burning Rock Biotech Limited replaced Beijing Burning Rock Biotech Limited and became our WFOE after entering into a series of supplemental agreements to the original contractual arrangements with relevant parties.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement, last amended on May 10, 2024, the WFOE or its designated party has the exclusive right to provide the VIE with business support, technology service, consulting service and other services. In exchange for these services, the VIE will pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice. Without the prior written consent of the WFOE, the VIE may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the same. The WFOE will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement. Unless terminated by the WFOE, this agreement will remain effective for ten years. The WFOE may at its sole discretion unilaterally extend the term of this agreement prior to its expiration upon notice to the VIE.

Agreement that Provides Us with Options to Purchase the Equity Interests in and Assets of the

VIE Exclusive Option Agreement

Pursuant to the exclusive option agreement, last amended on May 10, 2024, the shareholders of the VIE have irrevocably and unconditionally granted the WFOE or its designated party an exclusive option, where permitted by the PRC law, to purchase all or any portion of their respective equity interests in the VIE. The purchase price for any equity interest upon exercise of this option will be calculated as then registered capital of the VIE multiplied by the percentage of such equity interest in proportion to the total equity of the VIE. However, if applicable PRC law contains compulsory requirement regarding transfer of equity interest, the WFOE or any third party designated by the WFOE is entitled to pay the lowest price permitted by the PRC law as purchase price. In addition, pursuant to this agreement, the VIE has irrevocably and unconditionally granted the WFOE or its designated party an exclusive option, where permitted by applicable PRC law, to purchase all or any portion of its assets. The purchase price upon exercise of this option will be the higher of (i) the net book value of the assets to be purchased or (ii) the lowest price permitted by applicable PRC law.

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

Agreements that Provide Us with Effective Control over the VIE

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, last amended on May 10, 2024, each shareholder of the VIE has pledged all of its respective equity interests in the VIE to the WFOE to guarantee the performance of the VIE and its shareholders of their respective obligations under the exclusive business cooperation agreement, the exclusive option agreement, the agreement for power of attorney as well as their respective liabilities arising from any breach of any obligation thereunder. If the VIE or any of its shareholders breaches any obligation under these agreements, the WFOE, as pledgee, may dispose of the pledged equity interest and have priority to be compensated by the proceeds from the disposal of such equity. Each of the shareholders of the VIE agrees that before its obligations under these agreements are discharged and the amounts payable under these agreements are fully paid, it will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest without the prior written consent of the WFOE. The equity interest pledge agreement will remain effective until the VIE and its shareholders have discharged all their obligations and fully paid all the amounts payable under these agreements. We completed the registration of the pledge of equity interest with the relevant office of the State Administration for Market Regulation on November 25, 2019 in accordance with applicable PRC law and regulations.

Agreement for Power of Attorney

Pursuant to the agreement for power of attorney, last amended on May 10, 2024, each shareholder of the VIE irrevocably authorizes the WFOE or its designated person to act as the attorney-in-fact to exercise all such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIE, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the equity interests held by such shareholder, or of the assets held by the VIE. The parties have agreed that the WFOE is entitled to unilaterally amend, modify or supplement this agreement for power of attorney and the other parties will cooperate where there is a request in respect of the same by the WFOE. This agreement for power of attorney will remain effective until it is terminated by the WFOE.

Spousal Consent Letters

The spouse of each individual shareholder of the VIE signed a spousal consent letter on October 21, 2019 and May 10, 2024, as the case may be. Under these letters, each signing spouse has agreed that he or she is aware of the equity interests beneficially owned by his or her spouse in the VIE and the relevant contractual arrangements in connection with such equity interests. Each signing spouse has unconditionally and irrevocably confirmed that he or she does not have any equity interest in the VIE and will not take any action that may interfere with the contractual arrangement including any claims in respect of the equity interests held by his or her spouse. Each signing spouse has further confirmed that in any event he or she is conferred with any equity interest, he or she is willing to be bound by the relevant contractual arrangements unconditionally as if being a party thereof, and undertakes to take all necessary measures for the performance of those arrangements.

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

Voting Proxy Agreement

Pursuant to the voting proxy agreement entered into between our company and our WFOE, our WFOE irrevocably and unconditionally undertakes to exercise its rights under the agreement for power of attorney, last amended on May 10, 2024, by and among our WFOE, the VIE and its then exiting shareholders, in accordance with our company’s instruction.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” for more details.

D. Property, Plants and Equipment

Our corporate headquarters, central laboratory and manufacturing facilities are primarily located in Guangzhou, China. We also have a research and development center in Shanghai and offices in Beijing. These facilitates have an aggregate of over 20,000 square meters. We currently lease all of our facilities. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion.

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

We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2022, 2023 and 2024, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 55.9%, 43.3% and 34.1% of our total revenues, respectively.

In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. Under this model, we have partnered with 92 hospitals to establish in-hospital laboratories, enabling our partner hospitals to perform NGS-based cancer therapy selection on their own using our reagent kits. In 2022, 2023 and 2024, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits and laboratory equipment under the in-hospital model contributed 31.1%, 35.1% and 43.5% of our total revenues, respectively.

We also generate a small portion of revenue from pharma research and development services we provide to pharmaceutical companies and hospitals, which contributed 13.0%, 21.6% and 22.4% of our total revenues in 2022, 2023 and 2024, respectively.

Our revenues underwent a 4.6% decline from RMB563.2 million in 2022 to RMB537.4 million in 2023 and further decreased by 4.0%to RMB515.8 million (US$70.7 million) in 2024. Our gross profit decreased by 4.4% from RMB380.0 million in 2022 to RMB363.2 million 2023 and further slightly decreased by 0.2% to RMB362.4 million in 2024. Our gross profit margin was 67.5%, 67.6% and 70.3 % in 2022, 2023 and 2024, respectively. We incurred net loss of RMB971.2 million, RMB653.7 million and RMB346.6 million (US$47.5 million) in 2022, 2023 and 2024, respectively.

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

Testing Volume and Hospital Coverage under Our Central Laboratory Model

Our revenues and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2022, 2023 and 2024, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 55.9%, 43.3% and 34.1% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a significant portion of our revenues going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

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

Despite the large and rapidly growing demand and higher customer loyalty, establishing in-hospital laboratories usually involves long ramp-up periods—from laboratory design, tender, laboratory equipment sourcing and system installation to ongoing training and support. Accordingly, our in- hospital model requires significant upfront investment, which in turn may affect our short-term results of operations. In addition, revenue from this model depends on our partner hospitals’ clinical needs and budgets for cancer therapy selection products and services, which are beyond our control.

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

Key Components of Results of Operations

Revenues

Our revenues consist of revenues from services and revenues from sales of products, and are derived from three sources: (i) central laboratory business; (ii) in-hospital business; and (iii) pharma research and development services. The table below sets forth a breakdown of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31, 2022
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for %)
Revenues from services	314,770	55.9	3,606	0.6	73,172	13.0	391,548	69.5
Revenues from sales of products	—	—	171,690	30.5	—	—	171,690	30.5

	314,770	55.9	175,296	31.1	73,172	13.0	563,238	100.0

	Year ended December 31, 2023
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for %)
Revenues from services	232,812	43.3	(3,704)	(0.7)	115,922	21.6	345,030	64.2
Revenues from sales of products	—	—	192,405	35.8	—	—	192,405	35.8

	232,812	43.3	188,701	35.1	115,922	21.6	537,435	100.0

	Year ended December 31, 2024
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenue
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	175,649	24,064	34.1	(592)	(81)	(0.1)	115,681	15,848	22.4	290,738	39,831	56.4
Revenues from sales of products	—	—	—	225,084	30,836	43.6	—	—	—	225,084	30,836	43.6

	175,649	24,064	34.1	224,492	30,755	43.5	115,681	15,848	22.4	515,822	70,667	100.0

Central laboratory business

Central laboratory business revenue is generated from sales of our cancer therapy selection tests to individual patients. Patients pay us for these tests with out-of-pocket payments after their physicians have ordered our tests. We recognize revenues upon the delivery of test reports to the individual patients.

In-hospital business

Under our in-hospital business, we (i) in some instances facilitate the hospitals’ procurement of laboratory equipment required to set up their in- hospital laboratories, for which we charge a fee, and (ii) sell our reagent kits to hospitals for them to perform cancer therapy selection testing in the in- hospital laboratories we helped them establish. Revenues from fees we receive for facilitating laboratory equipment purchases are recorded on a net basis when we have completed our facilitation services. Revenue from reagent kit sales are recorded on a gross basis when the reagent kits are delivered to hospitals.

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

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Central laboratory business	82,123	49,473	33,808	4,631
In-hospital business	63,296	72,570	65,099	8,920
Pharma research and development services	37,780	52,165	54,515	7,469

Total cost of revenues	183,199	174,208	153,422	21,020

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Research and development expenses	421,868	347,016	232,290	31,824
Selling and marketing expenses	370,294	247,711	190,904	26,154
General and administrative expenses	568,284	437,821	261,638	35,844
Impairment loss on long-lived assets	—	—	35,127	4,812

Total operating expenses	1,360,446	1,032,548	719,959	98,634

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

Impairment Loss on Long-lived Assets

Due to the continuing operating losses and cash outflows, we performed impairment test on long-lived assets and recognized an impairment loss of RMB35.1 million (US$4.8 million) for the year ended December 31, 2024.

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

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2022, 2023 or 2024. Hong Kong does not impose a withholding tax on dividends.

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

We launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains a fixed number of the same type cancer therapy selection tests which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages, which are not expected to be used by the patient prior to expiration based on historical usage rates, are referred to as a “breakage.” We recognize the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year period when the monitoring package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period. We recognized breakage income of RMB26.4 million, RMB10.9 million and RMB7.7 million (US$1.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2022	2023	2024
Risk-free interest rate	1.52%–3.94%	3.48%–4.61%	3.70%–4.57%
Dividend yield	0%	0%	0%
Expected volatility range	48.20%–56.00%	47.90%–50.69%	47.83%–52.04%
Exercise multiple	2.80	N/A	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$0.013– US$9.29	US$0.93– US$3.11	US$0.28– US$0.76

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

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2022		2023		2024
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
Revenues:
Revenues from services	391,548	69.5	345,030	64.2	290,738	39,831	56.4
Revenues from sales of products	171,690	30.5	192,405	35.8	225,084	30,836	43.6

Total revenues	563,238	100.0	537,435	100.0	515,822	70,667	100.0

Cost of revenues(1):
Cost of services	(119,903)	(21.3)	(101,638)	(18.9)	(88,323)	(12,100)	(17.1)
Cost of goods sold	(63,296)	(11.2)	(72,570)	(13.5)	(65,099)	(8,920)	(12.6)

Total cost of revenues	(183,199)	(32.5)	(174,208)	(32.4)	(153,422)	(21,020)	(29.7)

Gross profit	380,039	67.5	363,227	67.6	362,400	49,647	70.3
Operating expenses:
Research and development expenses(1)	(421,868)	(74.9)	(347,016)	(64.6)	(232,290)	(31,824)	(45.0)
Selling and marketing expenses(1)	(370,294)	(65.7)	(247,711)	(46.1)	(190,904)	(26,154)	(37.0)
General and administrative expenses(1)	(568,284)	(100.9)	(437,821)	(81.5)	(261,638)	(35,844)	(50.7)
Impairment loss on long-lived assets	—	—	—	—	(35,127)	(4,812)	(6.8)

Total operating expenses	(1,360,446)	(241.5)	(1,032,548)	(192.1)	(719,959)	(98,634)	(139.6)

Loss from operations	(980,407)	(174.0)	(669,321)	(124.5)	(357,559)	(48,987)	(69.3)

Interest income, net	9,458	1.7	17,956	3.3	12,212	1,673	2.4
Other income, net	152	—	484	0.1	4,706	645	0.9
Foreign exchange (loss) gain, net	1,549	0.3	(420)	(0.1)	(100)	(14)	—

Loss before income tax	(969,248)	(172.0)	(651,301)	(121.2)	(340,741)	(46,683)	(66.1)
Income tax expenses	(1,985)	(0.4)	(2,388)	(0.4)	(5,885)	(806)	(1.1)

Net loss	(971,233)	(172.4)	(653,689)	(121.6)	(346,626)	(47,489)	(67.2)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,783	2,313	1,869	256
Research and development expenses	52,873	53,474	30,677	4,203
Selling and marketing expenses	8,525	9,658	5,010	686
General and administrative expenses	263,603	195,274	118,066	16,175

Total	326,784	260,719	155,622	21,320

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by 4.0% to RMB515.8 million (US$70.7 million) for 2024 from RMB537.4 million for 2023, primarily due to a decrease in revenues generated from services to RMB290.7 million (US$39.8 million) for 2024 from RMB345.0 million for 2023, offset by an increase in revenues from sales of products to RMB225.1 million (US$30.8 million) for 2024 from RMB192.4 million for 2023. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 24.6% to RMB175.6 million (US$24.1 million) for 2024 from RMB232.8 million for 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

In-hospital business. Our revenue generated from in-hospital business increased by 19.0% to RMB224.5 million (US$30.8 million) for 2024 from RMB188.7 million for 2023, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Pharma research and development services. Our revenue generated from pharma research and development services remained relatively stable to RMB115.7 million (US$15.8 million) for 2024, compared to RMB115.9 million for 2023.

Cost of Revenues

Our cost of revenues decreased by 11.9% to RMB153.4 million (US$21.0 million) for 2024 from RMB174.2 million for 2023. This decrease was primarily attributable to a decrease in cost of revenues for our central laboratory business, as we continued our transition towards in-hospital testing.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB33.8 million (US$4.6 million) for 2024, representing a 31.7% decrease from RMB49.5 million for 2023, which was in line with the revenue decrease of this segment.

•

In-hospital business. Cost of revenue for in-hospital business was RMB65.1 million (US$8.9 million) for 2024, representing a 10.3% decrease from RMB72.6 million for 2023, primarily due to the decreased renovation depreciation in relation to our laboratory.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB54.5 million (US$7.5 million) for 2024, remaining relatively stable from RMB52.2 million for 2023..

Gross Profit and Gross Margin

Our gross profit remained relatively stable at RMB362.4 million (US$49.6 million) for 2024, compared to RMB363.2 million for the same period in 2023. Gross margin increased to 70.3% for 2024 from 67.6% for 2023.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2023		2024
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except%)
Central laboratory business	183,339	78.7	141,841	80.8
In-hospital business	116,131	61.5	159,393	71.0
Pharma research and development services	63,757	55.0	61,166	52.9
Total	363,227	67.6	362,400	70.3

•

Central laboratory business. Gross profit for central laboratory business was RMB141.8 million (US$19.4 million) for 2024, representing a 22.6% decrease from RMB183.3 million for 2023, primarily attributable to a decrease of revenue of this segment. Our gross margin for central laboratory business increased to 80.8% for 2024 from 78.7% for 2023, primarily due to the decreases in depreciation.

•

In-hospital business. Gross profit for in-hospital business was RMB159.4 million (US$21.8 million) for 2024, representing a 37.3% increase from RMB116.1 million for 2023, primarily due to the volume growth and the decreased depreciation in relation to our laboratories. Our gross margin for in-hospital business decreased to 71.0% for 2024 from 61.5% for 2023, primarily due to an increase in sales volume to high margin hospitals and decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB61.2 million (US$8.4 million) for 2024, representing a 4.1% decrease from RMB63.8 million for 2023. Our gross margin for pharma research and development services decreased to 52.9% for 2024 from 55.0% for 2023, which remained relatively stable.

Operating Expenses

Research and development expenses

Our research and development expenses decreased by 33.1% to RMB232.3 million (US$31.8 million) for 2024 from RMB347.0 million for 2023, primarily due to (i) a decrease in the expenditure for detection research; (ii) a decrease in amortized expense on share-based compensation; (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency; and (iv) a decrease in amortized expenses for office building.

Selling and marketing expenses

Our selling and marketing expenses decreased by 22.9% to RMB190.9 million (US$26.2 million) for 2024 from RMB247.7 million for 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency; (ii) a decrease in marketing and conference fee; (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in travel expense.

General and administrative expenses

Our general and administrative expenses decreased by 40.2% to RMB261.6 million (US$35.8 million) for 2024 from RMB437.8 million for 2023, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in amortized expenses for office building; (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency; (iv) a decrease in operating lease; and (v) a decrease in impairment expenses for accounts receivables and contract assets resulting from accelerated settlement with customers with long accounts receivable.

Impairment loss on long-lived assets

Due to the continuing operating losses and cash outflows, we performed impairment test on long-lived assets and recognized an impairment loss of RMB35.1 million (US$4.8 million) for the year ended December 31, 2024.

Interest Income

Our interest income decreased by 32.0% to RMB12.2 million (US$1.7 million) for 2024 from RMB18.0 million for 2023, primarily due to the decrease in interest income as a result of the USD deposits.

Net Loss

Our net loss decreased by 47.0% to RMB346.6 million (US$47.5 million) for 2024 from RMB653.7 million for 2023, primarily due to a decrease in operating expenses as mentioned above.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 4.6% to RMB537.4 million for 2023 from RMB563.2 million for 2022, primarily due to a decrease in revenues generated from services to RMB345.0 million for 2023 from RMB391.5 million for 2022, offset by an increase in revenues from sales of products to RMB192.4 million for 2023 from RMB171.7 million for 2022. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 26.0% to RMB232.8 million for 2023 from RMB314.8 million for 2022. In 2023, 20,129 patients took our tests, compared to 27,353 patients in 2022.

•

In-hospital business. Our revenue generated from in-hospital business increased by 7.6% to RMB188.7 million for 2023 from RMB175.3 million for 2022, primarily due to the demand of our services from ten new contracted partner hospitals added to our in-hospital channel in 2023. The number of our contracted partner hospitals increased from 49 as of December 31, 2022 to 59 as of December 31, 2023.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 58.4% to RMB115.9 million for 2023 from RMB73.2 million for 2022, primarily attributable to increased development and testing services performed for our pharma customers as well as an increasing number of collaborative projects with pharmaceutical companies, where we provided a range of services including experimental design, performance evaluation and related services.

Cost of Revenues

Our cost of revenues decreased by 4.9% to RMB174.2 million for 2023 from RMB183.2 million for 2022. This decrease was primarily attributable to a decrease in cost of services to RMB101.6 million for 2023 from RMB119.9 million for 2022, and offset by an increase in cost of goods sold to RMB72.6 million for 2023 from RMB63.3 million for 2022.

The decrease in cost of revenues from 2022 to 2023 was primarily due to a decrease in the cost of revenues for our central laboratory business, as we shifted our focus to the in-hospital business.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB49.5 million for 2023, representing a 39.8% decrease from RMB82.1 million for 2022, primarily due to the decreases in our inventory write-downs and royalty and license fee.

•

In-hospital business. Cost of revenue for in-hospital business was RMB72.6 million for 2023, representing a 14.7% increase from RMB63.3 million for 2022, primarily due to the increased selling volume as well as renovation depreciation in relation to our new laboratory.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB52.2 million for 2023, representing a 38.1% increase from RMB37.8 million for 2022, in line with the revenue growth of this segment.

Gross Profit and Gross Margin

Our gross profit decreased by 4.4% to RMB363.2 million for 2023 from RMB380.0 million for 2022, primarily due to a decrease of sales volume in the central laboratory business. Our gross margin increased to 67.6% for 2023 from 67.5% for 2022.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2022		2023
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except%)
Central laboratory business	232,647	73.9	183,339	78.7
In-hospital business	112,000	63.9	116,131	61.5
Pharma research and development services	35,392	48.4	63,757	55.0

Total	380,039	67.5	363,227	67.6

•

Central laboratory business. Gross profit for central laboratory business was RMB183.3 million for 2023, representing a 21.2% decrease from RMB232.6 million for 2022, primarily attributable to a decrease of revenue from our monitoring packages. Our gross margin for central laboratory business increased to 78.7% for 2023 from 73.9% for 2022, primarily due to the decreases in inventory write-downs and royalty and license fee.

•

In-hospital business. Gross profit for in-hospital business was RMB116.1 million for 2023, representing a 3.7% increase from RMB112.0 million for 2022, primarily due to the volume growth, partially offset by the increased depreciation in relation to our laboratories which was put into use in March and May 2022, respectively. Our gross margin for in-hospital business decreased to 61.5% for 2023 from 63.9% for 2022, primarily due to the increased depreciation in relation to our laboratories.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB63.8 million for 2023, representing a 80.1% increase from RMB35.4 million for 2022, primarily due to the increased testing services performed for pharma customers and the increasing number of collaborative projects with pharmaceutical companies. Our gross margin for pharma research and development services increased to 55.0% for 2023 from 48.4% for 2022, primarily due to a higher proportion of projects with higher gross profit margin undertaken in 2023.

Operating Expenses

Research and development expenses

Our research and development expenses decreased by 17.7% to RMB347.0 million for 2023 from RMB421.9 million for 2022, primarily due to (i) a decrease in the expenditure for detection research, (ii) a decrease in royalty and license fee, and (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency.

Selling and marketing expenses

Our selling and marketing expenses decreased by 33.1% to RMB247.7 million for 2023 from RMB370.3 million for 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency, (ii) a decrease in conference fee and marketing fees, and (iii) a decrease in entertainment fees.

General and administrative expenses

Our general and administrative expenses decreased by 23.0% to RMB437.8 million for 2023 from RMB568.3 million for 2022, primarily due to (i) a decrease in professional service fee, and (ii) a decrease in allowance for doubtful accounts resulted from accelerated settlement with customers with long accounts receivable, and (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency.

Interest Income

Our interest income increased by 89.8% to RMB18.0 million for 2023 from RMB9.5 million for 2022, primarily due to the increase in interest income as a result of the U.S. interest rate hike.

Net Loss

Our net loss decreased by 32.7% to RMB653.7 million for 2023 from RMB971.2 million for 2022, primarily due to (i) a decrease in headcount related expenses, (ii) a decrease in professional service fees, and (iii) a decrease in operating expenses as mentioned above.

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

As of December 31, 2024, we had cash and cash equivalents and restricted cash of RMB522.2 million (US$71.5 million), primarily consisting of bank deposits.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(456,808)	(255,783)	(92,261)	(12,640)
Net cash used in investing activities	(7,463)	(9,300)	(4,412)	(604)
Net cash used in financing activities	(86,239)	(48,832)	(72)	(10)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	36,666	3,863	3,691	506
Net decrease in cash, cash equivalents and restricted cash	(513,844)	(310,052)	(93,054)	(12,748)
Cash, cash equivalents and restricted cash at the beginning of year	1,439,112	925,268	615,216	84,284
Cash, cash equivalents and restricted cash at the end of year	925,268	615,216	522,162	71,536

Operating Activities

Net cash used in operating activities for 2024 was RMB92.3 million (US$12.6 million), while our net loss for the same period was RMB346.6 million (US$47.5 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB290.9 million (US$39.9 million), primarily including share-based compensation of RMB155.6 million (US$21.3 million), depreciation and amortization of RMB52.2 million (US$7.2 million), impairment of long-lived assets of RMB35.1 million (US$4.8 million), non-cash operating lease expenses of RMB26.5 million (US$3.6 million), and changes in working capital. The changes in working capital primarily reflected (i) a decrease in prepayments and other current assets of RMB19.3 million (US$2.6 million) primarily attributable to the decrease of prepaid annual maintenance fee and material procurement cost, and (ii) an increase in accounts payables of RMB18.9 million (US$2.6 million), primarily attributable to our strict settlement control measures, and partially offset by (i) an increase in accounts receivables of RMB32.6 million (US$4.5 million), primarily attributable to the continued growth of our in-hospital business, (ii) an increase in operating lease liabilities of RMB27.6 million (US$3.8 million), primarily attributable to the newly signed lease agreement of offices, and (iii) a decrease in deferred revenue of RMB12.6 million (US$1.7 million) primarily as a result of our overall central laboratory business decline.

Net cash used in operating activities for 2023 was RMB255.8 million, while our net loss for the same period was RMB653.7 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB450.1 million, primarily including share-based compensation of RMB260.7 million, depreciation and amortization of RMB133.4 million, non-cash operating lease expenses of RMB35.2 million, and changes in working capital. The changes in working capital primarily reflected (i) a decrease in inventories of RMB57.3 million, primarily attributable to our adjustment in response to changes in order demand and improvement in inventory management level, and (ii) a decrease in prepayments and other current and non-current assets of RMB12.4 million, primarily attributable to the decrease of prepaid research and development expenses, and partially offset by (i) a decrease in operating lease liabilities of RMB37.7 million, primarily attributable to the termination of office leases, (ii) a decrease in accounts payable of RMB31.1 million, primarily attributable to the timely settlement of payment and reduction of inventories, and (iii) a decrease in accrued liabilities and other current liabilities of RMB19.2 million, primarily attributed to the settlement of guaranteed return for certain eligible employees under our ESOP plans.

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

Investing Activities

Net cash used in investing activities for 2024 was RMB4.4 million (US$0.6 million), primarily due to purchase of property and equipment of RMB5.4 million (US$0.7 million).

Net cash used in investing activities for 2023 was RMB9.3 million, primarily due to purchase of property and equipment of RMB8.1 million.

Net cash used in investing activities for 2022 was RMB7.5 million, primarily due to proceeds from maturity of short-term investment of RMB65.6 million, partially offset by purchase of property and equipment of RMB70.3 million.

Financing Activities

Net cash used in financing activities for 2024 was RMB0.1 million (US$0.01 million), primarily due to purchase of treasury shares of RMB0.1 million (US$0.01 million).

Net cash used in financing activities for 2023 was RMB48.8 million, primarily due to refund of consideration for Employee Share Incentive Program of RMB41.8 million and purchase of treasury shares of RMB7.0 million.

Net cash used in financing activities for 2022 was RMB86.2 million, primarily due to our purchase of ADSs from the open market of RMB71.8 million.

Long-term borrowings

As of December 31, 2024, we did not have any long-term borrowings.

Capital Expenditures

Our capital expenditures were RMB70.5 million, RMB9.4 million and RMB6.0 million (US$0.8 million) for 2022, 2023 and 2024, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from our initial public offering and the concurrent private placement.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily included our operating lease obligations. Our operating lease obligations primarily represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. For further information, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth our contractual obligations by specified categories as of December 31, 2024:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	54,736	26,100	28,636	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

E. Critical Accounting Estimate

We believe the following areas involve critical estimates: allowance for credit loss, standalone selling prices of performance obligations, impairment of long-lived assets.

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

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including fixed assets, operating right-of-use assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

F. Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	46	Founder, chairman of the board of directors and chief executive officer
Zhihong (Joe) Zhang	49	Director and chief technology officer
Xiaozhi Hu	41	Senior director in finance
Gang Lu	53	Director
Feng Deng	61	Director
Wendy Hayes	55	Independent director
Licen Lisa Xu	59	Independent director

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

Ms. Xiaozhi Hu has joined us since 2012 and is current our senior director in finance. Prior to that, she served as a finance manager, senior finance manager and director in finance, respectively. Before joining us, she worked at ZTE Corporation and Guangdong Zhujiang Investment Co., Ltd. Ms. Hu obtained bachelor’s degrees in economics and accounting from Shanghai University of Finance and Economics in 2006 and a master’s degree in accounting from Sun Yat-sen University in 2012.

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

Ms. Wendy Hayes has served as our independent director since June 2020. Ms. Hayes has served as an independent director of iHuman Inc. (NYSE: IH) since October 2020, and Apollomics Inc. (NASDAQ: APLM) since March 2023. Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

B. Compensation

In 2024, we paid an aggregate of approximately RMB4.7 million (US$0.7 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2025, there were 882,638 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2023 Plan.

2022 Long-term Equity Incentive Plan

In August 2022, our board of directors approved our 2022 Long-term Equity Incentive Plan, or the 2022 Plan, which was subsequently approved by our shareholders in the annual general meeting in September 2022. The 2022 Plan and the grant of the awards thereunder replaced our 2021 Long- term Equity Incentive Plan, or the 2021 Plan, and the share incentive awards granted thereunder, which were approved by our board of directors in November 2021 and shareholders in December 2021. Following the approval of the 2022 Plan, the 2021 Plan and all awards granted thereunder were automatically and immediately cancelled. The 2022 Plan will grant options to senior management and employees. The maximum number of shares that may be issued pursuant all awards under our 2022 Plan is 11,775,525 Class A ordinary shares (the “Awards”).

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

As of March 31, 2025, there were 8,824,389 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2022 Plan.

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

As of March 31, 2025, restricted share units to receive less than 1% of our total ordinary shares outstanding as of the same date were vested to two independent directors and remained outstanding.

Other Share Incentive Awards

We also granted options to our directors, officers and employees other than under our 2020 Plan and 2022 Plan. As of March 31, 2025, there were 1,377,026 ordinary shares underlying outstanding options granted to our directors, officers and employees outside our 2020 Plan and 2022 Plan. These options bear a per share exercise price of US$0.0002 or US$13.6184, and will expire between September 30, 2025 and January 31, 2032.

In December 2020, we issued an aggregate of 743,955 restricted shares at purchase prices between US$13.2000 and US$20.0229 per share to certain employees. These restricted shares are subject to a three-year lock-up period. By August 2023, we had repurchased all these shares from these employees.

C. Board Practice

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Wendy Hayes and Dr. Licen Lisa Xu. Ms. Wendy Hayes is the chairman of our audit committee. We have determined that Ms. Wendy Hayes and Dr. Licen Lisa Xu each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

D. Employees

As of December 31, 2022, 2023 and 2024, we had 1,138, 786 and 674 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of December 31, 2024.

	As of December 31, 2024
	Number	% of Total Employees
Functions:
Technology, Research and Development	174	25.8%
Medical Affairs	75	11.1%
Operations and Quality Assurance	140	20.8%
Sales and Marketing	219	32.5%
General and Administration	66	9.8%

Total number of employees	674	100.0%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 107,665,961 ordinary shares issued and outstanding as of March 31, 2025, comprising (i) 90,341,113 Class A ordinary shares, excluding (a) 341,038 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (b) 3,023,138 Class A Ordinary Shares as treasury stock, and (ii) 17,324,848 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han(1)	3,687,182	17,324,848	21,012,030	19.5%	55.4%
Zhihong (Joe) Zhang	1,124,998	—	1,124,998	1.0%	0.6%
Xiaozhi Hu	*	—	*	*	*
Gang Lu	—	—	—	—	—
Feng Deng(2)	11,880,245	—	11,880,245	11.0%	6.1%
Wendy Hayes	—	—	—	—	—
Licen Lisa Xu	*	—	*	*	*
All Directors and Executive Officers as a group	16,776,390	17,324,848	34,101,238	31.6%	62.1%
Principal Shareholders:
Quantum Boundary Holdings Limited(1)	3,687,182	17,324,848	21,012,030	19.5%	55.4%
Northern Light Venture Capital III, Ltd.(3)	11,880,245	—	11,880,245	11.0%	6.1%
Entities affiliated with LYFE Capital(4)	8,338,381	—	8,338,381	7.7%	4.3%
Sequoia Capital China(5)	6,846,567	—	6,846,567	6.4%	3.5%
Investment funds affiliated with CMB(6)	7,017,385	—	7,017,385	6.5%	3.6%
Kynam Capital Management, LP(7)	989,217	—	989,217	0.9%	0.5%

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2025.
**	Except as otherwise indicated below, the business address of our directors and executive officers is No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after March 31, 2025.

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

(1)

Represents (i) 3,539,186 Class A Ordinary Shares directly held by Quantum Boundary Holdings Limited, a British Virgin Island company, (ii) 147,996 Class A ordinary shares issuable to Mr. Yusheng Han upon exercise of options within 60 days of March 31, 2025, and (iii) 17,324,848 Class B ordinary shares directly held by Quantum Boundary Holdings Limited. Quantum Boundary Holdings Limited is indirectly wholly owned and ultimately controlled by a family trust, a trust established under the laws of the Republic of Singapore and managed by J.P. Morgan Trust Company (Singapore) Pte. Ltd as the trustee. Mr. Han is the settlor of the trust. Mr. Han and his family members are the beneficiaries of the trust. The register address of Quantum Boundary Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

(7)

Represents 989,217 Class A ordinary shares (in the form of ADSs) held Kynam Capital Management, LP, as reported in the Schedule 13G filed on November 14, 2024. Kynam Capital Management, LP is a Delaware company and its address is 221 Elm Road. Princeton, NJ 08540, U.S.

To our knowledge, as of March 31, 2025, 57,238,396 issued and outstanding Class A ordinary shares, representing approximately 53.2% of our total issued and outstanding ordinary shares, were held by three record shareholders with registered addresses in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after the year ended December 31, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing one Class A ordinary share, have been listed on the NASDAQ Global Market since June 12, 2020 and the London Stock Exchange from November 1, 2022 to September 18, 2024, on both exchanges under the symbol “BNR.” In 2022, 2023 and 2024, no significant trading suspensions occurred. Effective on May 15, 2024, the ratio of ADSs to our Class A ordinary shares was changed from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs have been traded on the NASDAQ Global Market since June 12, 2020 and the London Stock Exchange since November 1, 2022, on both exchanges under the symbol “BNR.” We voluntarily cancelled the admission to trading of our ADSs from the London Stock Exchange, effective on September 18, 2024. Upon completion of the delisting, our ADSs were no longer quoted or traded on the London Stock Exchange and are only listed on the NASDAQ Global Market.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our current articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practice.”

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between a company and its members (or any class of them), or between the company and its creditors (or any class of them), provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that are entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors are required to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our current memorandum and articles of association do not provide our shareholders with any right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out only such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Under the Companies Act and our current memorandum and articles of association, our company may be dissolved, liquidated or wound up with the sanction of a special resolution of our shareholder.

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

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non- resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.”

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

Dividend distributions will constitute income from sources outside the U.S. and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. Subject to generally applicable limitations and conditions PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Taxation of Dispositions of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, both as determined in U.S. dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a non- corporate U.S. Holder is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any PRC tax imposed on such sale or disposition.

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

If we are classified as a PFIC for any taxable year in which a U.S. Holder holds our stock, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns our shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a special “purging” election on IRS Form 8621 with respect to our shares once we are no longer a PFIC).U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to us.

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

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 (Registration No. 333-238596), as amended, under the Securities Act to register the issuance and sale of our Class A ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a related registration statement on Form F-6 (Registration No. 333-238921) with the SEC to register the ADSs representing our Class A ordinary shares.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. We maintain a corporate website at http://www.brbiotech.com. We make available, free of charge, on our website our annual reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this annual report. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term investment, long-term investment, and accounts receivable. We place our cash and cash equivalents, restricted cash, short-term investment and long-term investment with reputable financial institutions of high credit quality. As of December 31, 2024, 100% of our cash and cash equivalents and restricted cash were held at major financial institutions located in the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.

Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2024, we had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Foreign currency exchange risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 8.2%, depreciation of approximately 2.9% and 2.8% in the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We did not have any borrowings as of December 31, 2024. As a result, we are not exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We may incur additional borrowings or other facilities in the future. In addition, our future financial condition and results of operations may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2024, we received US$392,478.17, net of withholding taxes, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-238596) in relation to our initial public offering, which was declared effective by the SEC on June 11, 2020. In June 2020, we completed our initial public offering in which we issued and sold an aggregate of 13,500,000 ADSs (excluding ADSs offered in the exercise of the over-allotment options), then representing 13,500,000 Class A ordinary shares (without taking into account of the ADS-to-Class A ordinary share ratio change from May 15, 2024). In the same month, the underwriters for our initial public offering exercised their over-allotment options in full to purchase an addition of 2,025,000 ADSs. The net proceeds we received from the initial public offering and the exercise of over-allotment options totaled approximately US$234.9 million. Morgan Stanley & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC were the representatives of the underwriters for our initial public offering.

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.5 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$0.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, we used (i) US$26.2 million of the net proceeds from our initial public offering to renovate our laboratories and offices, (ii) US$21.0 million to purchase and installation of machinery and equipment, (iii) US$1.5 million to supplement our working capital, (iv) US$36.9 million for early detection related research and development, and (v) US$125.8 million of for other operating and corporate administration expenses. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of the chief executive officer, the chief financial officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2024. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, our management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financing reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Wendy Hayes qualifies as an “audit committee financial expert,” and satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended.

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

	Year ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,212	6,335	868
Tax fees(2)	521	481	66

Total	5,733	6,816	934

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2024, we entered into a share repurchase agreement with a minority shareholder, pursuant to which we repurchased a total of 34,724 Class A ordinary shares for a total consideration of RMB3 million in cash.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our board of directors have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us (the “Insider Trading Policy”). We have filed our Insider Trading Policies, as amended, as Exhibit 11.2 to this annual report on Form
20-F.
ITEM 16K. CYBERSECURITY
We have developed and maintained a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality. The cybersecurity process has been integrated
into our overall risk management system and process, and is solely internally managed. P ursuant to our cybersecurity policy, the Board is responsible for the oversight of risks from cybersecurity threats, including full authority in monitoring, resolving, disclosing and otherwise handling matters related to or arising out any cybersecurity incidents. The Board has also delegated authorities to certain Board committee and management. Our Audit Committee is responsible for identifying risks that threaten achievement of the control activities and reporting such risks and any material cybersecurity incidents to the Board on a quarterly basis.
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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 99(a)(i) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

2.3	Deposit Agreement, dated as of June 16, 2020, as amended and supplemented on October 31, 2022, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 99(a) (ii) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 20, 2023)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.3	English translation of Exclusive Business Cooperation Agreement, dated October 21, 2019, between Beijing Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.4	English translation of Exclusive Option Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.5	English translation of Equity Interest Pledge Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.6	English translation of Agreement for Power of Attorney , dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.7	English translation of the executed form of Spousal Consent Letter, dated October 21, 2019, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333 238596) , as amended, initially filed with the SEC on May 22, 2020)

4.8	Financial Support Undertaking Letter, dated October 21, 2019, issued by the Registrant to Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.9	Voting proxy agreement, dated October 21, 2019, by and between the Registrant and Beijing Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

Exhibit Number	Description of Document

4.10	Series C Preferred Share Purchase Agreement, dated January 31, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.11	Series C+ Preferred Share Purchase Agreement, dated December 30, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.12	2020 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.13	Subscription Agreement, dated June 5, 2020, between the Registrant and Lake Bleu Prime Healthcare Master Fund Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.14*	English translation of Supplemental Exclusive Business Cooperation Agreement, dated May 10, 2024, between Guangzhou Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd.

4.15*	English translation of Supplemental Exclusive Option Agreement, dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders

4.16*	English translation of Supplemental Equity Interest Pledge Agreement, dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders

4.17*	English translation of Supplemental Agreement for Power of Attorney, dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders

4.18*	English translation of the executed form of Spousal Consent Letter, dated May 10, 2024, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd.

4.19*	Voting proxy agreement, dated May 10, 2024, by and between the Registrant and Guangzhou Burning Rock Biotech Limited

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Tian Yuan Law Firm

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

101 INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 29, 2025

Burning Rock Biotech Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
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
Shanghai, the People’s Republic of China
April 29, 2025

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		615,096	519,849	71,219
Restricted cash		120	2,313	317
Accounts receivable (net of allowance of RMB38,396 and RMB45,867 (US$6,284) as of December 31, 2023 and 2024, respectively)	4	126,858	152,013	20,826
Contract assets (net of allowance of RMB58,790 and RMB61,856 (US$8,474) as of December 31, 2023 and 2024, respectively)	5	22,748	13,855	1,898
Inventories, net	6	69,020	62,625	8,580
Prepayments and other current assets	7	50,254	25,963	3,557
Total current assets		884,096	776,618	106,397

Non-current assets:
Equity method investment		337	—	—
Convertible note receivable		5,320	—	—
Property and equipment, net	8	131,912	47,152	6,460
Intangible assets, net	9	964	421	58
Operating right-of-use assets	10	12,284	53,188	7,287
Other non-current assets		5,088	7,926	1,086
Total non-current assets		155,905	108,687	14,891

TOTAL ASSETS		1,040,001	885,305	121,288

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB214,820 and RMB216,696 (US$29,687) as of December 31, 2023 and 2024, respectively):

Accounts payable		18,061	33,747	4,623
Deferred revenue		130,537	117,895	16,152
Accrued liabilities and other current liabilities	11	104,935	89,498	12,262
Customer deposits		1,197	592	81
Current portion of operating lease liabilities	10	8,634	24,567	3,366
Total current liabilities		263,364	266,299	36,484

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB4,288 and RMB36,840 (US$5,049) as of December 31, 2023 and 2024, respectively):

Other non-current liabilities		4,537	10,425	1,428
Non-current portion of operating lease liabilities	10	3,690	27,754	3,802
Total non-current liabilities		8,227	38,179	5,230

TOTAL LIABILITIES		271,591	304,478	41,714

Commitments and contingencies	17
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 85,115,600 and 90,289,123 shares issued and outstanding as of December 31, 2023 and 2024, respectively)		116	124	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2023 and 2024)		21	21	3
Treasury stock	13	(65,896)	(63,264)	(8,667)
Additional paid-in capital		4,849,337	5,002,255	685,306
Accumulated deficits		(3,853,635)	(4,200,261)	(575,433)
Accumulated other comprehensive loss		(161,533)	(158,048)	(21,652)

Total shareholders’ equity		768,410	580,827	79,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,040,001	885,305	121,288

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Revenues:
Revenues from services		391,548	345,030	290,738	39,831
Revenues from sales of products		171,690	192,405	225,084	30,836

Total revenues	3	563,238	537,435	515,822	70,667

Cost of revenues:
Cost of services (including related party amounts of nil, RMB18 and nil for the years ended December 31, 2022, 2023 and 2024, respectively)		(119,903)	(101,638)	(88,323)	(12,100)
Cost of goods sold		(63,296)	(72,570)	(65,099)	(8,920)

Total cost of revenues		(183,199)	(174,208)	(153,422)	(21,020)

Gross profit		380,039	363,227	362,400	49,647

Operating expenses:
Research and development expenses		(421,868)	(347,016)	(232,290)	(31,824)
Selling and marketing expenses (including related party amounts of RMB201, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	16	(370,294)	(247,711)	(190,904)	(26,154)
General and administrative expenses	16	(568,284)	(437,821)	(261,638)	(35,844)
Impairment loss on long-lived assets		—	—	(35,127)	(4,812)

Total operating expenses		(1,360,446)	(1,032,548)	(719,959)	(98,634)

Loss from operations		(980,407)	(669,321)	(357,559)	(48,987)

Interest income		9,356	17,956	12,212	1,673
Interest expenses		102	—	—	—
Other income, net		152	484	4,706	645
Foreign exchange gain (loss), net		1,549	(420)	(100)	(14)

Loss before income tax		(969,248)	(651,301)	(340,741)	(46,683)

Income tax expenses	14	(1,985)	(2,388)	(5,885)	(806)

Net loss		(971,233)	(653,689)	(346,626)	(47,489)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2022	2023	2024
		RMB	RMB	RMB	US$
Net loss attributable to Burning Rock Biotech Limited		(971,233)	(653,689)	(346,626)	(47,489)

Loss per share for class A and class B ordinary shares:	15
Class A ordinary shares - basic and diluted		(9.35)	(6.38)	(3.37)	(0.46)
Class B ordinary shares - basic and diluted		(9.35)	(6.38)	(3.37)	(0.46)
Weighted average shares outstanding used in loss per share computation:	15
Class A ordinary shares - basic and diluted		86,584,100	85,071,691	85,610,197	85,610,197
Class B ordinary shares - basic and diluted		17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		41,347	4,189	3,485	477

Total comprehensive loss		(929,886)	(649,500)	(343,141)	(47,012)

Total comprehensive loss attributable to Burning Rock Biotech Limited		(929,886)	(649,500)	(343,141)	(47,012)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	102,440,448	137	(65,896)	4,849,337	(3,853,635)	(161,533)	768,410
Net loss		—	—	—	(346,626)	—	(346,626)
Other comprehensive income		—	—	—	—	3,485	3,485
Share-based compensation (note 12)		—	—	155,622	—	—	155,622
Purchase of treasury stock (note 13)		—	(72)	—	—	—	(72)
Exercise of options (note 12)	5,173,523	8	2,704	(2,704)	—	—	8

Balance as of December 31, 2024	107,613,971	145	(63,264)	5,002,255	(4,200,261)	(158,048)	580,827

Balance as of December 31, 2024 (US$)	107,613,971	20	(8,667)	685,306	(575,433)	(21,652)	79,574

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(971,233)	(653,689)	(346,626)	(47,489)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	124,096	133,400	52,200	7,151
Allowance for credit losses	24,921	18,502	10,537	1,444
Impairment for long-lived assets	—	—	35,127	4,812
Impairment for equity-method investment	—	—	247	34
Inventory reserve	11,202	1,105	3,205	439
Loss on disposal of equipment	1,418	1,008	2,200	301
Share of loss from an equity method investee	294	361	93	13
Share-based compensation	326,784	260,719	155,622	21,320
Change in fair value of convertible note receivable	(105)	(215)	5,320	729
Non-cash operating lease expenses	37,447	35,196	26,494	3,630
Derecognition of right-of-use asset and lease liability	(473)	(13)	(148)	(20)

Changes in operating assets and liabilities:
Accounts receivable	(21,505)	(12,386)	(32,626)	(4,470)
Contract assets	(20,658)	(4,011)	5,827	798
Inventories	(21,654)	57,277	2,508	344
Prepayments and other current and non-current assets	33,919	12,353	19,282	2,643
Accounts payable	16,632	(31,124)	18,892	2,588
Deferred revenue	4,762	(17,096)	(12,642)	(1,732)
Accrued liabilities and other current liabilities	33,662	(19,247)	(8,688)	(1,190)
Customer deposits	831	(606)	(605)	(83)
Deferred government grants	663	427	(861)	(118)
Operating lease liabilities	(37,811)	(37,744)	(27,619)	(3,784)

Net cash used in operating activities	(456,808)	(255,783)	(92,261)	(12,640)

Cash flows from investing activities:
Proceeds from maturity of short-term investments	65,598	—	—	—
Proceeds from disposal of equipment	2,414	84	1,565	214
Prepayment for property and equipment, and intangible assets	(8,259)	—	—	—
Purchase of property and equipment	(62,031)	(8,104)	(5,419)	(742)
Purchase of intangible assets	(185)	(1,280)	(558)	(76)
Purchase of convertible note	(5,000)	—	—	—

Net cash used in investing activities	(7,463)	(9,300)	(4,412)	(604)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Refund of consideration for Employee Share Incentive Program	(12,035)	(41,855)	—	—
Repayment of short-term borrowings	(2,370)	—	—	—
Purchase of treasury stock	(71,834)	(6,977)	(72)	(10)

Net cash used in financing activities	(86,239)	(48,832)	(72)	(10)

Effect of exchange rate on cash, cash equivalents and restricted cash	36,666	3,863	3,691	506

Net decreases in cash, cash equivalents and restricted cash	(513,844)	(310,052)	(93,054)	(12,748)

Cash, cash equivalents and restricted cash at the beginning of year	1,439,112	925,268	615,216	84,284

Cash, cash equivalents and restricted cash at the end of year	925,268	615,216	522,162	71,536

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Interest expense paid	877	—	—	—
Income tax expense paid	98	—	—	—
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in prepayments and other non-current assets	7,794	4,656	3,206	439
Purchase of property and equipment included in accounts payable	(6,645)	1,762	1,128	155
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	905,451	615,096	519,849	71,219
Restricted cash	19,817	120	2,313	317

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	925,268	615,216	522,162	71,536

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
On June 12, 2020, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market.
As of December 31, 2024, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
BR Hong Kong Limited	April 1, 2014	Hong Kong	100%	Investment holding
Guangzhou Burning Rock Biotech Limited (the “WFOE”)	December 12, 2021	PRC	100%	Investment holding
Beijing Burning Rock Biotech Co., Ltd. (the “Original WFOE”)	June 13, 2014	PRC	100%	Trading
Burning Rock Biotechnology (Shanghai) Co., Ltd.	July 4, 2016	PRC	100%	Research and development
Burning Rock Dx LLC	August 28, 2019	United States	100%	Cancer therapy selection test
VIE
Burning Rock (Beijing) Biotechnology Co., Ltd.	January 7, 2014	PRC	Nil	Holding
VIE’s subsidiaries
Guangzhou Burning Rock Dx Co., Ltd.	March 18, 2014	PRC	Nil	Cancer therapy selection test and sales of reagent kits
Guangzhou Burning Rock Medical Equipment Co., Ltd.	January 6, 2015	PRC	Nil	Facilitation of laboratory equipment sales and sales of reagent kits

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
Despite the lack of equity ownership, through a series of contractual arrangements (the “VIE agreements”), the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and the Company consolidates the VIE in accordance with SEC Regulation
S-X-3A-02
and Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”),
Consolidation
.
The following is a summary of the VIE agreements:
Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into amongst the Original WFOE and the VIE on June 20, 2014, the Original WFOE provides exclusive business support, technology services and consulting services in return for service fees, which is adjustable at the sole discretion of the Original WFOE. Without the Original WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for the ones appointed by the Original WFOE. The agreement was effective for 20 years from June 20, 2014 and automatically renew for 10 years if all parties have no objection.
Power of Attorney
The Nominee Shareholders signed Power of Attorney on June 20, 2014 to irrevocably appoint the Original WFOE, or its designated party, as the attorney-in-fact
to exercise rights on the Nominee Shareholders’ behalf any and all rights that such shareholder has in respect of its equity interest in the VIE such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the equity interests held by such shareholder, or of the assets held by the VIE. This agreement will remain effective until it is terminated by the Original WFOE.
Exclusive Option Agreement
Pursuant to the exclusive option agreements entered into amongst the VIE, the Nominee Shareholders and the Original WFOE on June 20, 2014, the Nominee Shareholders irrevocably granted the Original WFOE an exclusive option to request the Nominee Shareholders to transfer or sell any part or all of its equity interests in the VIE to the Original WFOE, or its designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the Original WFOE, to the extent permitted under the PRC laws. Without the Original WFOE’s prior written consent, the VIE and the Nominee Shareholders may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and request any dividends or other form of assets. This agreement is not terminated until all of the equity interest of the VIE has been transferred to the Original WFOE or the person(s) designated by the Original WFOE.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Interest Pledge Agreement
Pursuant to the equity interest pledge agreements entered into amongst the Original WFOE, the VIE and the Nominee Shareholders on June 20, 2014, the Nominee Shareholders pledged all of their equity interests in the VIE to the Original WFOE as collateral to secure their obligations under the exclusive business cooperation agreement. The Original WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the Nominee Shareholders breaches its contractual obligations, the Original WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with the PRC law. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the Original WFOE.
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

•
The VIE irrevocably grants the Original WFOE an exclusive asset purchase option whereby the Original WFOE has the right to purchase or designate another party to purchase part or all of the assets of the VIE as permitted under the PRC laws. The purchase price of the VIE’s assets is equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher; and

•	The Original WFOE has the right to unilaterally amendment, supplement and termination of this agreement.

(2)	Exclusive Business Cooperation Agreement

•
In exchange for these services, the VIE will pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice; and

•
The agreement will be in effect for 10 years unless the Original WFOE unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The Original WFOE may at its sole discretion unilaterally extend the term of this agreement prior to its expiration upon notice to the VIE.

(3)	Equity Interest Pledge Agreement

•
The Nominee Shareholders pledged all of their respective equity interests in the VIE to the Original WFOE as continuing first priority security interest to guarantee the performance of these Nominee Shareholders and the VIE’s obligations under the power of attorney, the exclusive option agreement and the exclusive business cooperation agreement; and

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

•
Pursuant to the voting proxy agreement, the Original WFOE irrevocably and unconditionally commits to execute its rights under the power of attorney in accordance with the instructions from the Company.

On May 10, 2024, the VIE Agreements were modified except for the Voting Proxy Agreement between the Original WFOE and the Company, which was terminated, and a new voting proxy agreement was signed by the Company and the WFOE. Pursuant to the amended agreements and the new proxy agreement, the Original WFOE shall transfer all its rights and obligations under the original agreement in June 2014 and the amended agreements in October 21, 2019 and May 10, 2024 to the WFOE, and the WFOE irrevocably and unconditionally commits to execute its rights under the power of attorney in accordance with the instructions from the Company.
As a result of the amended agreements on October 21, 2019 and May 10, 2024, the power and the rights pursuant to the power of attorney have since been effectively assigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance.
The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, hold all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and is the primary beneficiary of the VIE.
As the VIE was subject to control by the Company immediately before and after the VIE Agreements were last modified on May 10, 2024, the primary beneficiary of the VIE was not changed.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The change from the Original WFOE to the WFOE constitutes an internal group reorganization and does not result any accounting impact on the consolidated financial statements.
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

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Cash and cash equivalents	314,724	150,947	20,680
Restricted cash	20	20	3
Accounts receivable (net of allowance of RMB38,123 and RMB45,590 (US$6,246) as of December 31, 2023 and 2024, respectively)	126,851	151,971	20,821
Contract assets (net of allowance of RMB58,790 and RMB61,856 (US$8,474) as of December 31, 2023 and 2024, respectively)	22,748	13,855	1,898
Inter-company receivables*	343,342	605,656	82,975
Inventories	61,169	53,618	7,345
Prepayments and other current assets	16,855	13,737	1,882

Total current assets	885,709	989,804	135,604

Property and equipment, net	45,533	19,656	2,692
Intangible assets, net	38	224	30
Other non-current assets	2,398	5,353	733
Operating right-of-use assets	4,524	41,985	5,752

Total non-current assets	52,493	67,218	9,207

TOTAL ASSETS	938,202	1,057,022	144,811

Accounts payable	11,209	30,408	4,166
Deferred revenue	127,631	110,652	15,159
Inter-company payables*	1,693,577	1,768,322	242,259
Accrued liabilities and other current liabilities	71,144	61,212	8,386
Customer deposits	1,197	592	81
Current portion of operating lease liabilities	3,639	13,832	1,895

Total current liabilities	1,908,397	1,985,018	271,946

Other non-current liabilities	4,288	10,171	1,395
Non-current portion of operating lease liabilities	—	26,669	3,654

Total non-current liabilities	4,288	36,840	5,049

TOTAL LIABILITIES	1,912,685	2,021,858	276,995

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

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

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2022	2023	2024

	RMB	RMB	RMB	US$
Revenues	557,667	537,502	511,590	70,088
Net loss	(605,934)	(340,575)	(126,621)	(17,348)
The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2022	2023	2024

	RMB	RMB	RMB	US$
Net cash used in operating activities	(139,381)	(2,768)	(160,551)	(21,994)
Net cash used in investing activities	(37,088)	(606)	(3,226)	(442)
Net cash generated from (used in) financing activities	377,630	(68,894)	—	—
As of December 31, 2023 and 2024, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

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

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Management evaluates estimates, including but not limited to, going concern assessment, allowance for credit loss, inventory provision, standalone selling prices of performance obligations, impairment of long-lived assets, impairment of equity method investment, the fair value of convertible note receivables, the fair value of share-based awards, percentage of completion for research and developments service contracts and breakage income from central laboratory business. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
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

Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.2993 per US$1.00 on December 31, 2024, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.
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
With respect to services for cancer therapy selection test and pharma research and development, the Group may incur costs to fulfi
l
l a contract before the completion of services. Contract costs generally include all direct costs, such as materials, direct labor, and indirect costs identifiable with the contracts. Contract costs are accumulated within inventory and are charged to operations as the related revenue from contracts is recognized.
Investments
The Group’s investments consist of equity method investment and convertible note receivables. The classification of an investment is determined based on the nature of the investment, the Group’s ability and intent to hold the investment, and the degree to w
h
ich the Group may exercise influence over the investee.
Equity method investment represent investment of 20.29% equity interest in EaSuMed Holding Ltd. for US$363. The Group exercised significant influence over the investee with its one seat on the board of directors and accounted for its investment under the equity method. The Group recognized losses from equity method investment of RMB294, RMB361 and RMB93 (US$13) for the years ended December 31, 2022, 2023 and 2024, respectively.
As of December 31, 2024, the equity method investment showed indicator of impairment and an impairment loss of RMB247 (US$34) was recognized in other income, net for the year presented.
In June 2022, the Group extended a three-year RMB5,000 loan to a private biotech company with interest of 4%. The Group can convert the loan principal into equity if the borrower completes a qualified equity financing at any point during the term of the loan. The conversion price will be identical to investors in the subsequent equity financing. The Group elected fair value option method of accounting for the convertible note receivable under ASC 825. Accordingly, the Group remeasures the convertible note receivable on a recurring basis, with fair value changes recorded in other income, net. The Group recorded gains of RMB105, RMB215 and losses of RMB5,320 (US$729) for the years ended December 31, 2022, 2023 and 2024, respectively.

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
Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.
ASC

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

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2023 and 2024.
For the convertible note receivable issued by a private biotech company, when there are observable changes in the issuer’s financial position, the investments are re-measured
to fair value. The fair value measurements were measured as of the observable transaction dates. The valuation methodologies involved require management to use unobservable inputs (level 3) such as the likelihood of repayment of debt and likelihood of conversion of debt into equity.
The Group measures certain non-financial assets on a nonrecurring basis such as when there is impairment of long-lived assets. The non-recurring
fair value measurements are measured at the date of impairment. Estimating the fair value of long-lived assets without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Group uses valuation methodologies, the cash flow estimation approach, which requires management to use unobservable inputs (level 3) such as future revenue, cost, expenses and discounted rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future operations.
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
No impairment loss was recorded for the years ended December 31, 2022 and 2023. The Group recorded impairment loss on long-lived assets of RMB35,127 (US$4,812) in the consolidated statements of comprehensive loss for the year ended December 31, 2024.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting
In accordance with ASC 280,
Segment Reporting
. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM evaluates segment performance based on revenues, cost of revenue and gross profit by the operating segments of central laboratory business, in-hospital
business and pharma research and development services and decides how to allocate resources. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments. Substantially all of the Group’s revenues are derived from the PRC.
For the operating results of segment provided to and reviewed by CODM, please refer to Note 3.
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
The Group launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contain a fixed number of the same type cancer therapy selection test which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration based on hi
s
torical usage rates are referred to as a “breakage”. The Group recognizes the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year
period when the monitoring package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. The Group recognized breakage income of RMB26,392, RMB10,924 and RMB7,712 (US$1,057) for the years ended December 31, 2022, 2023 and 2024, respectively.

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
Revenue recognition
(continued)

Contract assets and liabilities
Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for reagent kits as the Group has an unconditional right to bill customers only upon delivery of all reagent kits delivered. Contract assets decreased RMB8,893 (US$1,218) compared to December 31, 2023 was mainly due to a RMB5,827 (US$798) decr
e
ase for the reclassification to accounts receivable upon delivery of all reagent kits, and a RMB3,066 (US$420) increase in provision due to higher provision ratio of long-aged contract asset balances. The provision for credit losses balance was RMB 58,790 and RMB61,856(US$8,474) for the years ended December 31, 2023 and 2024, respectively.
The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services. The decrease in deferred revenue of RMB12,642 (US$1,732) com pa
red to December 31, 2023 is due to the decrease in payments from the Group’s customers as a result of the business reduction. The Group receives payments from customers based on the billing schedule established in their contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB66,198, RMB56,514 and RMB61,907 (US$8,481) for the years ended December 31, 2022, 2023 and 2024, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2023 and 2024 were RMB577,266 and RMB574,042 (US$78,643), respectively. RMB375
,842
 (US$51,490) of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue after one year. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
Value added taxes and related surcharges
The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 13%.
The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2022, 2023 and 2024, respectively.

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
Government subsidies
Government subsidies primarily consist of financial subsidies received from provincial and local gover nm
ents for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as a reduction of the related expense when the conditions are met. The government subsidies with no further conditions to be met are recorded as other income when received. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset as a reduction of the related expense.
Government assistances received by the Group were in the form of cash and primarily to support the Group’s operating activities. Government subsidies received were recorded as a reduction of expenses and cost by the straight-line method. As of December 31, 2023 and 2024, accrued liabilities and other current liabilities related to the government assistance received prior to conditions being met was RMB1,090 and RMB229 (US$31), respectively. For the years ended December 31, 2022, 2023 and 2024, RMB2,337, RMB663 and RMB2,821 (US$386) was recorded as a reduction of research and development expenses, respectively.
Leases
The Group leases office space, employee dormitories and equipment. The Group’s offices and facility leases generally have lease terms between 3 months to 6 years. The Group’s lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation.

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
The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Group classifies a lease as an operating lease when it does not meet any one of these criteria. The Group’s lease portfolio consists entirely of operating leases as of December 31, 2023 and 2024.
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
Share-based compensation
(continued)

Modification, replacements or cancellation of awards
A change in the terms or conditions of the awards, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. The Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
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

Employee defined contribution plan
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB88,293, RMB70,230 and RMB53,878 (US$7,381) for the years ended December 31, 2022, 2023 and 2024, respectively.
Concentration of risks
Liquidity risk
The Group incurred a net loss of RMB653.7 million and RMB
346.6
 million for the years ended December 31, 2023 and 2024, respectively, and net cash used in operating activities was RMB255.8 million and RMB92.3 million for the years ended December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and implements cost saving measures to control the daily operating costs and expenses.
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
Concentration of credit risk
As of December 31, 2024, the Group had RMB522,162 (US$71,536) cash and cash equivalents and restricted cash, 100% of which were held by financial institutions in the PRC. The Group regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2023 and 2024, the Group had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of risks
(continued)

Concentration of suppliers
A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 50%, 65% and 62% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2022, 2023 and 2024, respectively. A significant interruption by these suppliers in the delivery of equipment and raw materials could impair the Group’s ability to deliver the products and service and could materially adversely impact its consolidated statements of loss and other comprehensive loss and consolidated statements of financial position. The Group minimize such risk by introducing alternative suppliers to ensure a constant supply.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band ag ai
nst a basket of certain foreign currencies. For US$ against RMB, there was appreciation of approximately 8.2%, 2.9% and 2.8% in the years ended December 31, 2022, 2023 and 2024 respectively.
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
In November 2023, the FASB issued ASU
2023-07,
Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures
(“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU
2023-07
also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU
2023-07
is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Company adopted ASU2023-07 since January 1, 2024 retrospectively to all prior periods presented in the consolidated financial statements. The adoption of this guidance did not have a material impact on its consolidated financial statements and related disclosures.
New accounting standards which have not yet been adopted
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740) – Improvements to Income Tax Disclosures
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
In November 2024, the FASB issued ASU
2024-03,
Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40)
(“ASU
2024-03”),
which improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. In January 2025, the FASB issued ASU
2025-01,
which clarifies the effective date of ASU
2024-03.
ASU
2024-03
is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the provisions of this ASU.
In November 2024, the FASB issued ASU
2024-04,
Debt – Debt with Conversion and Other Options (Subtopic
470-20)
(“ASU
2024-04”).
This new guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The guidance is effective for fiscal years beginning after December 15, 2025, with early adoption permitted, and it can be adopted either on a prospective or retrospective basis. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING
For the years ended December 31, 2022, 2023 and 2024, the Group had three operating segments, including central laboratory business, in-hospital
business and pharma research and development services. The operating segments also represented the reporting segments. The CODM considers year-over-year fluctuations and budget-to-actual variances of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital
business and pharma research and development services when assessing performance and deciding how to allocate resources. Other than the information provided below, the CODM does not use any other measures by segment. There are no inter-segment revenue transactions and, therefore, revenues are only generated from external customers. The accounting policies of the segments are the same as those used by the Group. The Group prepared the financial results of the operating segments on a basis that is consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions. The reconciliation of gross profit of reportable segments to consolidated loss before income tax was consistent with the consolidated statements of comprehensive loss.
Summarized information by segments for the years ended December 31, 2022, 2023 and 2024 is as follows:

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

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2023
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	232,812	(3,704)	115,922	345,030
Revenues from sales of products	—	192,405	—	192,405

Total revenues	232,812	188,701	115,922	537,435

Cost of revenues:	(49,473)	(72,570)	(52,165)	(174,208)

Gross profit	183,339	116,131	63,757	363,227

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2024
	Central laboratory business		In-hospital business		Pharma research and development services		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues:
Revenues from services	175,649	24,064	(592)	(81)	115,681	15,848	290,738	39,831

Revenue from sales of products	—	—	225,084	30,836	—	—	225,084	30,836

Total revenues	175,649	24,064	224,492	30,755	115,681	15,848	515,822	70,667

Cost of revenues:	(33,808)	(4,632)	(65,099)	(8,919)	(54,515)	(7,469)	(153,422)	(21,020)

Gross profit	141,841	19,432	159,393	21,836	61,166	8,379	362,400	49,647

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

Geographic information
The analysis of the total long-lived assets excluding equity method investment, convertible note receivable and intangible assets by country was as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
PRC	127,866	102,154	13,996
United States	21,418	6,112	837

	149,284	108,266	14,833

Total revenues by geographic area are presented as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC	553,304	534,928	510,241	69,902
United States	9,934	2,507	5,581	765

	563,238	537,435	515,822	70,667

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	165,254	197,880	27,110
Allowance for credit losses	(38,396)	(45,867)	(6,284)

	126,858	152,013	20,826

The movements in the allowances for doubtful accounts and credit losses were as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	39,166	42,914	38,396	5,260
Provisions/(Reversals)	3,748	(4,518)	7,471	1,024

Balance at the end of the year	42,914	38,396	45,867	6,284

For the year ended December 31, 2023 and 2024, the Group recorded a specific provision for credit losses of RMB2,632 and nil separately for two customers assessed individually with different economic characteristics than the general pool of accounts receivable.

5	CONTRACT ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Contract assets	81,538	75,711	10,372
Allowance for credit losses	(58,790)	(61,856)	(8,474)

	22,748	13,855	1,898

The movements in the provision for contract assets and allowance for credit losses were as follows:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	14,478	35,770	58,790	8,054
Provisions	21,292	23,020	3,066	420

Balance at the end of the year	35,770	58,790	61,856	8,474

For the year ended December 31, 2023 and 2024, the Group recorded a specific provision for credit losses of RMB22,148 and nil separately for two customers assessed individually with different economic characteristics than the general pool of accounts receivable.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6	INVENTORIES, NET

	As of December 31,
	2023	2024
	RMB	RMB	US$
Raw materials	42,703	32,827	4,497
Work in progress	5,258	6,617	907
Finished goods	21,059	14,319	1,962
Contract cost	—	8,862	1,214

	69,020	62,625	8,580

7	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deductible input VAT	17,027	7,402	1,014
Prepayments	15,845	11,853	1,624
Deposits	13,405	6,136	841
Interest receivable	1,179	177	24
Others	2,798	395	54

	50,254	25,963	3,557

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

8	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Machinery and laboratory equipment	275,209	272,231	37,295
Vehicles	2,229	1,572	215
Furniture and tools	18,192	14,660	2,008
Electronic equipment	52,442	52,203	7,152
Leasehold improvements	187,390	187,225	25,650
Construction in progress	548	634	87

	536,010	528,525	72,407
Accumulated depreciation	(404,098)	(448,194)	(61,401)
Accumulated impairment	—	(33,179)	(4,546)

	131,912	47,152	6,460

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB120,747, RMB131,452 and RMB51,387 (US$7,040), respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

9	INTANGIBLE ASSETS, NET
Intangible assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Computer software	11,590	12,429	1,704
Accumulated amortization	(10,626)	(11,442)	(1,568)
Accumulated impairment	—	(566)	(78)

	964	421	58

Amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB3,349, RMB1,948 and RMB813 (US$111), respectively. As of December 31, 2024, estimated amortization expenses of the ex isti
ng intangible assets for each of the next five years was RMB231, RMB119, RMB71, nil and nil, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASES
As of December 31, 2023 and 2024, the weighted average remaining lease term for the Group’s operating leases were 1.29 years and 2.43 years, respectively, and the corresponding weighted average discount rates were 5.66% and 3.71%, respectively.
The components of lease cost were as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Operating lease cost	37,447	35,197	26,494	3,630
Short-term lease cost	2,267	1,971	5,347	733

Total lease cost	39,714	37,168	31,841	4,363

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	37,811	37,700	27,385	3,752
ROU assets obtained in exchange for operating lease liabilities	4,311	—	65,841	9,020

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10	LEASE (CONTINUED)

Future lease payments under operating leases as of December 31, 2024 were as follows:

	Operating leases
	RMB	US$
Years ending December 31,
2025	26,100	3,576
2026	16,097	2,205
2027	12,539	1,718
2028	—	—
2029	—	—

Total future lease payments	54,736	7,499
Less: imputed interest	(2,415)	(331)

Total lease liability balance	52,321	7,168

11	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Accrued payroll and welfare	50,862	47,098	6,452
Other taxes and surcharge	20,619	14,458	1,981
Accrued reimbursement expenses	12,881	9,611	1,317
Professional service fees	1,628	231	32
Others	18,945	18,100	2,480

	104,935	89,498	12,262

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
The assumptions used to estimate the fair values of the share options granted are as follows:

	For the years ended December 31,
	2022	2023	2024
Risk-free interest rate	1.52%-3.94%	3.48%-4.61%	3.70%-4.57%
Dividend yield	0%	0%	0%
Expected volatility range	48.20%-56.00%	47.9%-50.69%	47.83%-52.04%
Exercise multiple	2.8	N/A	N/A
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$0.013-9.29	US$0.93-3.11	US$0.28-0.76

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)
Share options
(continued)

The following table summarizes the share option activities for the year ended December 31, 2024:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2024	21,005,541	1.7560	7.84	5.61	10,441

Granted	1,395,408	0.0002	0.74
Exercised	(5,173,523)	0.0002	24.30
Forfeited	(2,287,481)	1.5826	1.59

Outstanding, December 31, 2024	14,939,945	2.2266	2.43	7.72	4,238

Vested and expected to vest at December 31, 2024	14,939,945	2.2266	2.43	7.72	4,238

Exercisable at December 31, 2024	1,251,990	2.9451	16.82	5.05	901

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had an exercise price below the estimated fair value of the relevant ordinary shares.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2022, 2023 and 2024 were US$0.66, US$3.07 and US$0.74, respectively. Total intrinsic value of the options ex erc
ised for the years ended December 31, 2022, 2023 and 2024 were RMB1,686, RMB229 and RMB27,657 (US$3,789). The aggregate fair values of the equity awards vested during the years ended December 31, 2022, 2023 and 2024 were RMB23,816, RMB39,410 and RMB987,921 (US$135,345), respectively.
As of December 31, 2024, total unrecognized employee share-based compensation expense related to unvested options was RMB37,938 (US$5,197), which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost is recognized over a weighted-average period of 2.06 years.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares units
The Board granted restricted share units to the board members in June 2020, June 2022 and June 2023. The Board determined vesting and other conditions of individual awards, which are subject to multiple service vesting periods. The restricted share units vest over a period of two years. The Group determined the fair value of the restricted share units using the grant date closing ADS price quoted on NASDAQ exchange. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the restricted shares units. The restricted shares units are exercisable up to ten years from the grant date. The following table summarizes the restricted shares unit activities for the year ended December 31, 2024:

	Number of shares	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per unit	Years	US$
Outstanding, December 31, 2023	31,330	2.43	8.72	33

Vested	(31,330)	2.43

Outstanding, December 31, 2024	—	—	—	—

Vested and expected to vest at December 31, 2024	25,267	2.34	7.47	19

Total share-based compensation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cost of revenues	1,783	2,313	1,869	256
Research and development expenses	52,873	53,474	30,677	4,203
Selling and marketing expenses	8,525	9,658	5,010	686
General and administrative expenses	263,603	195,274	118,066	16,175

	326,784	260,719	155,622	21,320

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13	TREASURY STOCK
Treasury stock account includes 34,724 ordinary shares repurchased from shareholder, 393,028 ordinary shares repurchased from eligible employees under ESIP No. 1 and ESIP No. 2 and 3,023,138 ordinary shares repurchased from the open market as of December 31, 2024.
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
In May 2023, the shareholders and the Board approved an execution of the Fallback Mechanism for ESIP No.1 and ESIP No.2, and repurchased 434,000 restricted shares of 102 eligible employees for RMB47,751 in cash during the year ended December 31, 2024, which was accounted for as a modification of the original award. The Company recorded RMB6,638 in treasury stock and no incremental compensation cost was recorded as the fair value of modified award was less than the fair value of the original award immediately before the modification date.
In September and December 2024, 162,769 shares of treasury stock were reissued for exercise of share options by the employees.
The remaining repurchased stock is reserved for future issuance upon the exercise of the Company’s vested share options and hence classified as treasury stock.

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
United States
As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US was 21% for the year ended December 31, 2024. Burning Rock Dx LLC operated its business in the states of California, Maryland, New Jersey and Colorado, and was also subject to state income tax at rates of approximately 8.84%, 8.25%, 6.5% and 4.4%, respectively, for the year ended December 31, 2024.
Hong Kong
BR Hong Kong Limited is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong.
PRC
The Company’s subsidiaries, VIE and subsidiaries of the VIE domiciled in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008 except for the following entity which is eligible for a preferential tax rate.
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
The Group’s loss before income tax consists of:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
PRC	(892,612)	(604,997)	(305,469)	(41,850)
Non-PRC	(76,636)	(46,304)	(35,272)	(4,833)

Total loss before income tax	(969,248)	(651,301)	(340,741)	(46,683)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

The current and deferred components of the income tax expenses are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax expenses	1,985	2,388	5,885	806
Deferred income tax expenses	—	—	—	—

Total income tax expenses	1,985	2,388	5,885	806

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Loss before income tax	(969,248)	(651,301)	(340,741)	(46,683)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at statutory tax rate	(242,312)	(162,825)	(85,185)	(11,671)
Effect of different tax rates	3,391	(439)	355	49
Effect of PRC preferential tax rates	1,102	10,258	530	73
Research and development super-deduction	(13,376)	(21,812)	(15,814)	(2,167)
Non-deductible expenses	66,254	69,646	38,398	5,261
Non-taxable income	(575)	(1,807)	(1,776)	(243)
Expiration of tax attributes	6,540	12,421	14,327	1,963
Deferred only adjustment	—	(3,083)	(1,367)	(188)
Transfer pricing adjustment	7,342	12,011	3,460	474
Interest and penalty	—	219	783	107
Tax rate change	1,102	(13,453)	(431)	(59)
Provision to return	(120)	2,722	(7,900)	(1,082)
Changes in valuation allowance	172,637	98,530	60,505	8,289

Income tax expenses	1,985	2,388	5,885	806

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAX (CONTINUED)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	34,972	35,942	4,924
Net operating loss carried forward	217,850	228,450	31,298
Depreciation and amortization	476	1,460	200
Excessive education fee	556	521	71
Capitalized research and development expense	20,513	20,048	2,747
Research and development expense recognition	258,008	295,499	40,483
Deferred revenue recognition	775	1,993	273
Excessive donation expense carried forward	1,881	1,943	266
Impairment loss on fixed asset and intangible asset	—	8,884	1,216
Operating lease liabilities	3,113	13,195	1,808
Fair value change on financial assets	—	1,330	182

Gross deferred tax assets	538,144	609,265	83,468

Less: Valuation allowance	(535,363)	(595,868)	(81,633)

Total deferred tax assets	2,781	13,397	1,835

Deferred tax liabilities:
Operating right-of-use assets	(2,781)	(13,397)	(1,835)

Total deferred tax liabilities	(2,781)	(13,397)	(1,835)

Net deferred tax assets	—	—	—

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2023 and 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2023 and 2024, the Group had net operating losses of RMB870,943 and RMB885,130 (US$121,262
)
, respectively, from its PRC subsidiaries and US subsidiary. The tax losses in the PRC can be carried forward for five years to offset future taxable income, and the period is extended to ten years for entities that qualify as a HNTE. The Company’s net operating losses from PRC subsidiaries are estimated to expire beginning 2025, and the net operating losses from United States subsidiary can be carried forward with no expiration date.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14	INCOME TAX (CONTINUED)

As of December 31, 2024, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2024, the total amount of undistributed earnings from its PRC subsidiaries as well as VIE is nil. The total undistributed earnings of the Company’s Hong Kong subsidiary is RMB40,752 (US$5,583). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
Unrecognized tax benefits
As of December 31, 2023 and 2024, the Company recorded an unrecognized tax benefits of RMB19,353 and RMB11,338 (US$1,553), respectively, of which RMB4,070 and RMB9,172 (US$1,257) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2024, unrecognized tax benefits of RMB11,338 (US$1,553), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Balance at beginning of the year	7,342	19,353	2,651
Additions	12,011	—	—
Decreases	—	(8,015)	(1,098)

Balance at end of the year	19,353	11,338	1,553

The Company records interest and penalties as part of its income tax expense. For the year ended December 31, 2024, the Company recorded RMB783 (US$107) of interest expense in relation to the unrecognized tax benefit into income tax expense. The accumulated interest expense accrued in relation to the unrecognized tax benefit is RMB1,002 (US$137) as of December 31, 2024.
In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 2019 through 2024 remain open to examination by the respective tax authorities. The Group may also be subject to examinations of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15	LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

	For the years ended December 31,
	2022		2023		2024
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(809,298)	(161,935)	(543,089)	(110,600)	(288,286)	(39,496)	(58,340)	(7,993)

Denominator:
Weighted-average number of ordinary shares outstanding	87,005,610	17,324,848	85,188,137	17,324,848	85,610,197	85,610,197	17,324,848	17,324,848
Effect of unvested restricted shares	(421,510)	—	(116,446)	—	—	—	—	—

Weighted-average number of ordinary shares outstanding – basic and diluted	86,584,100	17,324,848	85,071,691	17,324,848	85,610,197	85,610,197	17,324,848	17,324,848

Loss per share - basic and diluted	(9.35)	(9.35)	(6.38)	(6.38)	(3.37)	(0.46)	(3.37)	(0.46)

The Group applied the
two-class
method to the outstanding Class A and Class B ordinary shares for the years ended December 31, 2022, 2023 and 2024. The Group excluded unvested restricted shares from the computation of weighted-average number or ordinary shares outstanding because the Group was in a loss position and the restricted shares holders do not have an obligation to fund losses of the Group. The Group excluded the effects of all outstanding share options from the computation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 as their effects would be anti-dilutive.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship
EaSuMed Holding Ltd.	Equity method investee
Guangzhou Burning Rock Biological Engineering Co., Ltd.	Company controlled by the Chief Executive Officer

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Service received from:
EaSuMed Holding Ltd.	201	18	—	—

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

17	COMMITMENTS AND CONTINGENCIES
Commitments
The Group had
no significant

commitments as of December 31, 2024.
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. As of December 31, 2023 and 2024, restricted net assets of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were RMB116,910 and RMB194,264 (US$26,614), respectively.

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
. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as “Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries, the VIE and the VIE’s subsidiaries was reduced to nil as of December 31, 2023 and 2024 and the carrying amount of “Inter-company receivables” was further adjusted as the Company committed to provide financial support to the VIE as disclosed in Note 1.
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

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	14,171	9,328	1,278
Restricted cash	62	224	31
Inter-company receivables	3,152,747	3,198,215	438,152
Prepayments and other current assets	315	297	41

Total current assets	3,167,295	3,208,064	439,502

Non-current assets:
Equity method investment	337	—	—
Property and equipment, net	627	77	11

Total non-current assets	964	77	11

Total assets	3,168,259	3,208,141	439,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Inter-company payables	2,399,333	2,626,851	359,876
Accrued liabilities and other current liabilities	516	463	63

Total current liabilities	2,399,849	2,627,314	359,939

Total liabilities	2,399,849	2,627,314	359,939

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
Condensed Balance Sheets
(continued)

	As of December 31,
	2023	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 85,115,600 and 90,289,123 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	116	124	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2023 and 2024)	21	21	3
Treasury stock	(65,896)	(63,264)	(8,667)
Additional paid-in capital	4,849,337	5,002,255	685,306
Accumulated deficits	(3,853,635)	(4,200,261)	(575,433)
Accumulated other comprehensive loss	(161,533)	(158,048)	(21,652)

Total shareholders’ equity	768,410	580,827	79,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,168,259	3,208,141	439,513

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
General and administrative expenses	(31,041)	(11,616)	(13,128)	(1,799)
Impairment loss on long-lived assets	—	—	(102)	(14)
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(943,534)	(645,522)	(337,078)	(46,181)

Total operating expenses	(974,575)	(657,138)	(350,308)	(47,994)

Loss from operations	(974,575)	(657,138)	(350,308)	(47,994)

Interest income	3,636	3,811	4,021	551
Other expense, net	(294)	(362)	(339)	(46)

Loss before income taxes	(971,233)	(653,689)	(346,626)	(47,489)

Income tax expenses	—	—	—	—

Net loss	(971,233)	(653,689)	(346,626)	(47,489)

Other comprehensive (loss) income, net of tax of nil:	—	—	—	—
Foreign currency translation adjustments	41,347	4,189	3,485	477
Total comprehensive loss	(929,886)	(649,500)	(343,141)	(47,012)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(19,357)	(19,253)	(7,833)	(1,074)
Net cash used in investing activities	125,576	(41,305)	(5,840)	(799)
Net cash (used in) generated from financing activities	(66,850)	—	8,902	1,220
Effect of exchange rate changes	1,508	813	90	12

Net increase (decrease) in cash, cash equivalents and restricted cash	40,877	(59,745)	(4,681)	(641)

Cash, cash equivalents and restricted cash at the beginning of year	33,101	73,978	14,233	1,950

Cash, cash equivalents and restricted cash at the end of year	73,978	14,233	9,552	1,309