Form 20-F
period 2025-12-31
Burning Rock Biotech Ltd
filed 2026-04-28
CIK 1792267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2025
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
Vice President of Finance
Telephone: +86
020
-
3403
7871 Email: ir@brbiotech.com
No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, 510005
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing ten Class A ordinary shares, par value US$0.0002 per share Class A ordinary shares, par value US$0.0002 per share*	BNR	The Nasdaq Stock Market LLC (The Nasdaq Global Market) The Nasdaq Stock Market LLC (The Nasdaq Global Market)

*	Not for trading, but only in connection with the listing of ADSs on the Nasdaq Global Market.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
87,857,741 Class A ordinary shares (excluding (i) the 651,908 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (ii) 3,023,138 Class A ordinary shares as treasury shares), par value US$0.0002 per share and 17,324,848 Class B ordinary shares, par value US$0.0002 per share, as of December 31, 2025.
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
filer, or an emerging gr
o
wth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refer to American depositary shares, each of which represents ten Class A ordinary share;

•	“Burning Rock” refers to Burning Rock Biotech Limited, the holding company;

•

“China” or “the PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which “China” or “the PRC” do not include Hong Kong, Macau or Taiwan are when used in the case of laws and regulations adopted by the People’s Republic of China; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong; “Chinese mainland” refers to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•

“liquid biopsy” refers to a test done on a blood sample that enables the access to the molecular information, by looking for cancer cells from a tumor that are circulating in the blood or for pieces of DNA from tumor cells that are in the blood, throughout all stages of cancer;

•	“MRD” refers to molecular residual disease, a small number of cancer cells left in the body after treatment;

•	“NGS” refers to next-generation sequencing, a DNA sequencing technology used to determine the nucleotide sequence of an individual’s genome;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“sensitivity” refers to the percentage of people who test positive for a specific disease or condition among people who actually have the disease or condition;

•	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0002 per share;

•	“specificity” refers to the percentage of people who test negative for a specific disease or condition among people who do not have the disease or condition;

•	“U.S. GAAP” refers to accounting principles generally accepted in the U.S.;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the U.S;

•	“the VIE” refers Burning Rock (Beijing) Biotechnology Co. Ltd., our PRC variable interest entity;

•	“the WFOE” refers to Guangzhou Burning Rock Biotech Limited since May 10, 2024, or Beijing Burning Rock Biotech Limited prior to May 10, 2024; and

•	“we,” “us,” “our company” and “our” refer to Burning Rock Biotech Limited, the holding company, and its subsidiaries and consolidated affiliated entities, as a group.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 24, 2026, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8359 to US$1.00.

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

We are exposed to legal and operational risks associated with our operations in China. Changes in China’s and global evolving economic, political or social conditions or government policies could have material adverse effect on our business, results of operations, financial condition, and the value of our securities. We may also be subject to sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission (the “CSRC”), if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

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

We and our PRC legal counsel, Shihui Partners, are of the view that, as of the date of this annual report, the possibility that we become identified as a CIIO or NPO and accordingly would be subject to the cybersecurity review pursuant to the relevant regulations and policies that have been issued by the CAC is relatively low, due to the following reasons:

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

(ii).

NPO is not defined in the Measures and even if a company has been identified as NPO, whether such a company needs to be subject to cybersecurity review depends on whether its data processing activities will “affect or may affect national security.” As of the date of this annual report, we have not experienced any major information security incident in relation to the theft, leakage, damage, illegal use or illegal export of data or personal information. In addition, all the user data collected by us in business operation are stored in Chinese mainland;

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

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under applicable laws. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures for Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Shihui Partners, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. After consulting with our PRC legal counsel, Shihui Partners, we believe that we are in compliance with regulations or policies that have been issued by the CAC as of the date of this annual report in all material aspects, on the following bases: (i) we have set up internal cybersecurity regulations, including data backup and recovery measures and disaster recovery measures; (ii) we have completed the Grade III information security protection filing for major software as required by the relevant regulations and policies issued by relevant authorities; (iii) we inform our users and obtain their consent before collecting their personal information; (iv) we store relevant information in our own servers within the PRC; (v) we have not been investigated or received any request from any CAC authorities as of the date of this annual report; (vi) we have not been subject to any administrative penalties regarding cybersecurity or data security issues as of the date of this annual report; and (vii) we have not been a party to any litigation or arbitration regarding with cybersecurity or data security issues as of the date of this annual report. As advised by Shihui Partners, our PRC counsel, as of the date of this annual report, we are not subject to any cybersecurity review under the cybersecurity laws and regulations.

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

On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, Shihui Partners, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five related guidelines, collectively, the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, initial public offering or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Furthermore, it is stipulated, among others, that an overseas offering and listing shall be prohibited under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the PRC domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation or property or undermining the order of the socialist market economy during the last three years; (iv) where the PRC domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has been made thereof; (v) where there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Trial Measures also provide that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing of PRC domestic companies: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese mainland, or its main places of business are located Chinese mainland, or the senior management personal in charge of its business operation and management are mostly Chinses citizens or domiciled in Chinese mainland. On February 17, 2023, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Listings by Domestic Enterprises. The CSRC clarified that on March 31, 2023, the effective date of the Overseas Listing Trial Measures, the PRC domestic companies that have been listed overseas by March 31, 2023 are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. As the requirements under Overseas Listing Trial Measures are new and evolving, there remains substantial uncertainties as to their interpretation and implementation and how they may impact our ability to raise or utilize fund and business operation. In particular, there are uncertainties as to the form and substance of regulatory requirements and we cannot assure you that, when required, we can complete the requisite filing with such form and content satisfactory to the relevant regulators in a timely manner. Any delays in completing the filing requirements may adversely affect our ability to complete our capital raising activities from the capital markets in the future.

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

Risks Associated with the Holding Foreign Companies Accountable Act

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022 (the amended act, the “HFCA Act”). The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Pursuant to amendments made to the HFCA Act, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Results of Operations, Financial Position and Cash Flows of the VIE and Its Subsidiaries

The tables below set forth the results of operations of the VIE and subsidiaries of the VIE included in our consolidated statements of comprehensive loss for 2023, 2024 and 2025:

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues	87,759	537,502	(87,826)	537,435
Net loss	(318,484)	(340,575)	5,370	(653,689)

	For the year ended December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Revenues	42,530	511,590	(38,298)	515,822
Net loss	(221,568)	(126,621)	1,563	(346,626)

	For the year ended December 31, 2025
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Revenues	43,970	532,828	(37,230)	539,568	77,157
Net (loss)/income	(151,484)	96,146	(8)	(55,346)	(7,916)

The tables below set forth the condensed consolidating schedule of financial position of the VIE and subsidiaries of the VIE as of the dates indicated:

	As of December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Cash and cash equivalents	368,902	150,947	—	519,849
Restricted cash	2,293	20	—	2,313
Inter-company receivables	1,768,322	605,656	(2,373,978)	—
Total current assets	2,160,792	989,804	(2,373,978)	776,618
Total non-current assets	41,469	67,218	—	108,687
Total assets	2,202,261	1,057,022	(2,373,978)	885,305
Inter-company payables	1,570,492	1,768,322	(3,338,814)	—
Total liabilities	1,621,434	2,021,858	(3,338,814)	304,478
Total shareholders’ equity (deficit)	580,827	(964,836)	964,836	580,827
Total liabilities and shareholders’ equity (deficit)	2,202,261	1,057,022	(2,373,978)	885,305

	As of December 31, 2025
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Consolidated Total
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	243,002	235,390	—	478,392	68,409
Restricted cash	2,676	20	—	2,696	386
Inter-company receivables	1,653,528	517,689	(2,171,217)	—	—
Total current assets	1,922,351	987,452	(2,171,217)	738,586	105,616
Total non-current assets	34,323	47,466	—	81,789	11,696
Total assets	1,956,674	1,034,918	(2,171,217)	820,375	117,312
Inter-company payables	1,373,147	1,653,528	(3,026,675)	—	—
Total liabilities	1,421,410	1,890,376	(3,026,675)	285,111	40,770
Total shareholders’ equity (deficit)	535,264	(855,458)	855,458	535,264	76,542
Total liabilities and shareholders’ equity (deficit)	1,956,674	1,034,918	(2,171,217)	820,375	117,312

The tables below set forth the cash flows of the VIE and subsidiaries of the VIE included in our consolidated statements of cash flows for 2023, 2024 and 2025:

	For the year ended December 31, 2023
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB
	(in thousands)
Net cash used in operating activities	(253,015)	(2,768)	—	(255,783)
Net cash (used in) generated from investing activities	(8,694)	(606)	—	(9,300)
Net cash (used in) generated from financing activities	(48,832)	(68,894)	68,894	(48,832)

	For the year ended December 31, 2024
	Non-VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Non-VIE entities
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	68,290	(160,551)	—	(92,261)	(12,640)
Net cash used in investing activities	(1,186)	(3,226)	—	(4,412)	(604)
Net cash used in financing activities	(72)	—	—	(72)	(10)

	For the year ended December 31, 2025
	Non- VIE entities	VIE and VIE’s subsidiaries	Eliminations	Consolidated Total	Non-VIE entities
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(113,670)	85,227	—	(28,443)	(4,068)
Net cash used in investing activities	(1,707)	(2,684)	—	(4,391)	(628)
Net cash generated from financing activities	—	1,900	—	1,900	272

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

The cash flows that have occurred between our Company, our subsidiaries and the VIE and its subsidiaries are summarized as the following: the VIE generates and retains cash generated from operating activities and re-invests it in the business activities conducted by the VIE and its subsidiaries. Unrelated to those services as stipulated under the Exclusive Business Cooperation Agreement, the agreement that allows the Company to receive economic benefits from the VIE, our WFOE charges service fee to the VIE for certain operating expenses that it bears on behalf of the VIE for the business operations of the VIE and its subsidiaries. The service fee is determined at an amount subject to mutual negotiation and agreement between the WFOE and the VIE, and if both parties fail to reach such an agreement, our WFOE has the sole discretion to make the final determination. Our WFOE charged service fees of RMB77.2 million, RMB36.3 million and RMB34.9 million (US$5.0 million) to the VIE and received RMB284.5 million, RMB359.4 million and RMB276.2 million (US$39.5 million) of service fees from the VIE in 2023, 2024 and 2025, respectively. The Company transferred RMB109.5 million, RMB120.5 million and RMB146.5 million (US$20.9 million) of financing proceeds to our WFOE or its subsidiaries, which was then transferred to the VIE as advance payments during the same periods.

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

In addition, Burning Rock and its investors may never directly hold equity interests in the businesses that are conducted by the VIE and its subsidiaries. Uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the ability of Burning Rock, as a Cayman holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we, the VIE or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, Mr. Yusheng Han, our founder, chairman of the board of directors and chief executive officer held 72.7% of the equity interests in the VIE as of March 31, 2026. Mr. Han also held 55.0% of the aggregate voting power of our issued and outstanding share capital as of March 31, 2026 due to the disparate voting powers associated with our dual-class share structure. Accordingly, the enforceability of the various contracts described above by Burning Rock against the VIE is substantially dependent upon Mr. Han. If he fails to perform his obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE and its subsidiaries. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its subsidiaries. A significant part of our revenues is generated by the VIE and its subsidiaries. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of the securities diminish substantially or even become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report.

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

We have historically incurred net losses. In 2023, 2024 and 2025, we incurred net loss of RMB653.7 million, RMB346.6 million and RMB55.3 million (US$7.9 million), respectively. To date, we have financed our operations principally from revenue generated from operations, proceeds from our initial public offering and concurrent private placement and equity contributions from our shareholders.

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

Our cancer therapy selection products and services contributed substantially all of our revenues for 2023, 2024 and 2025. We are in the process of developing and commercializing MRD and early cancer detection products, contribution of which to our revenues increased over the past few years. We expect that our cancer therapy selection tests will continue to contribute to a meaningful portion of our revenues in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

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

In-hospital collaboration. We are also actively expanding our collaboration with hospitals under the in-hospital model. Under this model, we partner with hospitals to establish in-hospital laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of December 31, 2025, we had partnered with 94 hospitals under the in-hospital model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.

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

Clinical collaboration. We have obtained the NMPA approval for two of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. In addition, we have one early cancer detection product, OverC™ Multi-Cancer Detection Blood Test, that has been granted Breakthrough Device Designation by both the FDA and the NMPA. The NMPA approval and FDA approval of this product involve, among other things, successful completion of clinical trials. Our OncoScreen® BCMatch Tissue Kit has entered the Priority Review Channel of the Center for Medical Device Evaluation (CMDE) under the NMPA. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed. If we fail to renew or otherwise maintain the NMPA approval for our products, our sale and use of these medical devices in China may be restricted, and our business and results of operation may be adversely affected.

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

We currently derive a substantial part of our revenue from tests performed at our central laboratory located in Guangzhou, Guangdong Province, China. Currently, our central laboratory holds an NGS laboratory certificate, originally issued by Guangdong Branch of the NCCL in May 2018. This certificate was last renewed in June 2024 and will remain valid for five years. The renewal of this certificate is conditioned upon additional inspection on a regular and irregular basis. If we lose or fail to renew such certificate, or are unable to obtain other certificate required for the operations of our central laboratory, in a timely manner, or at all, whether as a result of revocation, suspension, limitation or any other external factors beyond our control, we would no longer be able to perform our tests at our central laboratory, which could have an adverse effect on our business, financial condition and results of operations.

In addition, we voluntarily obtained from the CLIA the certification to perform laboratory examinations and procedures on human specimens, which was last renewed in November 2024 and will remain valid until November 2026. We also voluntarily obtained from the CAP the accreditation for our central laboratory, which was last renewed in January 2026 and will remain valid until January 2028. To maintain the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and unannounced inspection every two years, as well as additional random inspections. There is no assurance that we could maintain or successfully renew the CLIA certification and the CAP accreditation. Loss of, or failure to renew, our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.

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

As reported in the annual report on 20-F, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. However, if we fail to maintain an effective internal control environment for our financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002. Furthermore, in the future, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

We adopted three share incentive plans in May 2020, December 2021 and May 2023, which we refer to as the 2020 Plan, 2021 Plan and 2023 Plan, respectively, in this annual report, to grant share-based compensation awards to employees, directors, consultants and senior management to incentivize their performance and align their interests with ours. We adopted a share incentive plan in September 2022, which we refer to as the 2022 Plan in this annual report, which replaced the 2021 Plan in its entirety. Options that were issued under the 2021 Plan were accordingly cancelled and replaced by options issued under the 2022 Plan. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Plan, 2022 Plan and 2023 Plan are 4,512,276 ordinary shares, 11,775,525 ordinary shares and 4,755,000 ordinary shares, respectively. We have also separately issued share incentive awards to our directors, officers and employees outside of these share incentive plans. As of March 31, 2026, there were a total of 16,903,167 Class A ordinary shares underlying outstanding share options, restricted shares and restricted share units. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Awards.”

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

We have been, and may continue to be, subject to lawsuits, claims and other legal proceedings involving our customers, competitors, employees, business partners, investors, other shareholders of the companies we invest, or other entities in the ordinary course of our business. We may also be subject to regulatory investigations or other proceedings in the ordinary course of our business. We may not be successful in defending ourselves when named as defendants or may fail to obtain judgments in our favor when we initiate the litigation or proceeding against third parties. Lawsuits and regulatory proceedings involving us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base, market position and our relationships with our research partners and other business partners. In addition to the related costs, managing and defending litigation and other legal proceedings and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or other claims with a substantial amount of cash, negatively affecting our liquidity. As a result, our business, financial condition and results of operations could be adversely affected.

Risks Relating to Government Regulations

We are subject to extensive legal and regulatory requirements for our NGS-based products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.

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

We are subject to ongoing obligations and continued regulatory review. There could be a subsequent discovery of previously unknown problems with our NGS-based products and services. In addition, our continuous business development in terms of product offerings or geographic expansion may subject us to additional legal and regulatory requirements. For example, we have obtained the Japan’s Ministry of Health, Labour and Welfare (MHLW) approval for one of our products based on OncoScreen™ Plus and have commenced sales in Japan in 2025. Any government investigation of alleged violations of law could require us to expend significant time and resources and could result in adverse government actions and negative publicity.

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

Laws and regulations related to the management of human genetic resources in China are rapidly evolving and the enforcement thereof is likely to remain uncertain for the foreseeable future. On June 10, 1998, the Ministry of Science and Technology, or MOST, and the Ministry of Health jointly established the rules for protecting and utilizing human genetic resources, or HGR, in China. From 2006 to 2016, MOST and other regulatory agencies in China have been focused on HGR legislation, and proactively sought opinions from the public on draft regulations. In 2015, MOST issued a Guideline on HGR and reinforced its legislative efforts in HGR administration. In May 2019, the State Council promulgated the Regulation on Human Genetic Resources Management, or the HGR Regulation, which was last amended and became effective on May 1, 2024. On May 26, 2023, MOST issued the Implementing Rules for HGR Regulation, or “Implementing Rules”, which took effect on July 1, 2023.

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

All the agreements that constitute our contractual arrangements with the VIE, its subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If we are unable to, or have to incur substantial costs to, enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries. We may have to rely on legal remedies under the laws of Chinese mainland, including contract remedies, in the event of a breach of any agreements constituting the contractual arrangements by the VIE, which may not be sufficient or effective. As a result, our ability to conduct our business and our financial condition and results of operations may be adversely affected.

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

We and our PRC legal counsel, Shihui Partners, are of the view that, as of the date of this annual report, the possibility that we become identified as a CIIO or NPO and accordingly would be subject to the cybersecurity review pursuant to the relevant regulations and policies that have been issued by the CAC is relatively low, due to the following reasons:

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

(ii).

NPO is not defined in the Measures and even if a company has been identified as NPO, whether such a company needs to be subject to cybersecurity review depends on whether its data processing activities will “affect or may affect national security.” As of the date of this annual report, we have not experienced any major information security incident in relation to the theft, leakage, damage, illegal use or illegal export of data or personal information. In addition, all the user data collected by us in business operation are stored in Chinese mainland;

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

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a CIIO under applicable laws. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. As the amended Measures of Cybersecurity Review took effect in February 2022, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we and our PRC legal counsel, Shihui Partners, do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. After consulting with our PRC legal counsel, Shihui Partners, we believe that we are in compliance with regulations or policies that have been issued by the CAC as of the date of this annual report in all material aspects, on the following bases: (i) we have set up internal cybersecurity regulations, including data backup and recovery measures and disaster recovery measures; (ii) we have completed the Grade III information security protection filing as required by the relevant regulations and policies issued by relevant authorities; (iii) we inform our users and obtain their consent before collecting their personal information; (iv) we store relevant information in our own servers within the PRC; (v) we have not been investigated or received any request from any CAC authorities as of the date of this annual report; (vi) we have not been subject to any administrative penalties regarding cybersecurity or data security issues as of the date of this annual report; and (vii) we have not been a party to any litigation or arbitration regarding with cybersecurity or data security issues as of the date of this annual report. As advised by Shihui Partners, our PRC counsel, as of the date of this annual report, we are not subject to any cybersecurity review under the cybersecurity laws and regulations.

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

On July 6, 2021, the relevant PRC governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities in this regard. Based on the foregoing and the currently effective PRC laws, we and our PRC legal counsel, Shihui Partners, are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five related guidelines, collectively, the Overseas Listing Trial Measures, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, initial public offering or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. Furthermore, it is stipulated, among others, that an overseas offering and listing shall be prohibited under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the PRC domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation or property or undermining the order of the socialist market economy during the last three years; (iv) where the PRC domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has been made thereof; (v) where there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Trial Measures also provide that any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect overseas offering and listing of PRC domestic companies: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese mainland, or its main places of business are located Chinese mainland, or the senior management personal in charge of its business operation and management are mostly Chinses citizens or domiciled in Chinese mainland. On February 17, 2023, the CSRC issued the Notice on the Administrative Arrangements for the Filing of Overseas Listings by Domestic Enterprises. The CSRC clarified that on March 31, 2023, the effective date of the Overseas Listing Trial Measures, the PRC domestic companies that have been listed overseas by March 31, 2023 are not required to file immediately, and filing should be made as required if they involve refinancing and other filing matters. As the requirements under Overseas Listing Trial Measures are new and evolving, there remains substantial uncertainties as to their interpretation and implementation and how they may impact our ability to raise or utilize fund and business operation. In particular, there are uncertainties as to the form and substance of regulatory requirements and we cannot assure you that, when required, we can complete the requisite filing with such form and content satisfactory to the relevant regulators in a timely manner. Any delays in completing the filing requirements may adversely affect our ability to complete our capital raising activities from the capital markets in the future.

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

Recently there have been heightened tensions in international political, trade and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures, in particular, between the United States and China. For example, the U.S. government has recently, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products. On May 12, 2025, following bilateral negotiations, China and the United States announced a 90-day suspension for most of these higher tariffs levied on each other’s goods, during which the U.S. will continue a 30% tariff on Chinese imports and China will keep a 10% tariff on U.S. goods. This suspension was further extended by the two countries for an additional 90 days until November 10, 2025. Following the two countries’ trade negotiations on October 30, 2025, the U.S. agreed to suspend for one year a 24% reciprocal tariff on Chinese products and reduce the fentanyl-related tariff on Chinese products by 10%. In addition, China agreed to adjust its counter measures related to the above U.S. tariffs, and the two countries agreed to continue extending certain tariff exemptions. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Power Act does not authorize the President to impose tariffs, including the reciprocal and fentanyl-related tariffs. Effective from February 24, 2026, the U.S. customs authority will cease to collect these tariffs. Meanwhile, President Trump issued a proclamation to impose a temporary import surcharge of 10% on all imports to the U.S. effective from February 24, 2026 for a period of 150 days, and later announced this tariff rate would be 15% (the rate of the actual import surcharge may vary, subject to the modification of the relevant rules to effectuate the collection of such surcharge).

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

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), as part of the National Defense Authorization Act for 2026, became law. The COINS Act will supersede the Outbound Investment Rule following the adoption of implementing regulations, the content of which is uncertain. Although our current operations are not immediately subject to these rules, these rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules.

In addition, on February 28, 2024, the United States released the Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern, which places restrictions on the transfer of certain data from the U.S. to countries of concern, which include China (including Hong Kong and Macau). On January 8, 2025, the Department of Justice published its final rule to implement this executive order (the “Final Rule”). Under the Final Rule, sensitive bulk personal data include personal identifiers, personal financial data, personal health data, precise geolocation data, biometric identifiers, and human genomic data. The Final Rule prohibits certain data brokerage transactions and transactions involving human ‘omic data. The Final Rule also creates a set of restricted transactions involving vendor agreements, employment agreements, or investment agreements in which U.S. persons may engage only if they comply with a set of cybersecurity requirements. The Final Rule regulating data transactions that pose national security risks went into effect April 8, 2025, with additional compliance obligations for U.S. persons as defined engaging in relevant transactions being in place by October 6, 2025. On April 11, 2025, the National Security Division, or the NSD, issued a compliance guide together with implementation and enforcement policies regarding how it will assess compliance and approach enforcement of the Final Rule. We have established our operations in the United States over the past years and certain of our operations, including but not limited to clinical trials, enables us to access personal health and biological data of relevant patients. Currently, data collected and processed in the United Stated by us are only accessible by U.S persons as defined under the Final Rule. Data accessible by our laboratories located in China and the United States are stored separately. Due to the uncertainty as to the interpretation and implementation of this Final Rule, we have implemented comprehensive policies and procedures designed to ensure compliance with Executive Order 14117 and its implementing regulations within our U.S. operations. These measures include, among others, the establishment of controls requiring the collection and verification of geographic location and citizenship information prior to any sample or data transfer activities, as well as restrictions on access to sensitive data to U.S. persons as defined under the Final Rule. We have also adopted internal protocols governing the segregation, storage, and transfer of data between our U.S. and non-U.S. operations. Tracking and complying with these laws and regulations requires significant time and expenses and could materially affect our business. By way of example and without limitation, we may be required to update our contracts, clinical trial or testing protocols and privacy notices, or to review and change the practice how we access, collect and transfer personal information in the U.S. and China. Failure to comply with the Final Rule, other laws and rules that have been or may be implemented relating to cross-border data transfers may result in suspension of the relevant business, significant amounts of fines and other administrative penalties, regulatory investigations and actions against us, significant damage to our reputation or even criminal liabilities.

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

We conduct our business primarily through our subsidiaries and the VIE and its subsidiaries in Chinese mainland. Our operations in Chinese mainland are governed by the laws and regulations of Chinese mainland. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in Chinese mainland.

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

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. The PRC legal system is a civil law system based on written statutes. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters, such as foreign investment, corporate organization and governance, commerce taxation and trade, with a view towards developing a comprehensive system of commercial law. However, as many of these laws and regulations are relatively new and continue to evolve, the interpretation and enforcement of these laws and regulations may change from time to time. As a result, we may be required by the regulators to obtain or renew the licenses, permits, approvals, to complete additional filings or registrations for the products and services we offer, or to modify business practices that may subject us to various penalties, including criminal penalties for individual and entity. In addition, certain administrative and court proceedings in Chinese mainland may result in substantial costs and diversion of resources and management attention. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could adversely affect our business and impede our ability to continue our operations, result in substantial costs and diversion of resources and management attention, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

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

As of the date of this annual report, we leased properties for our offices and branch offices in China. Under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this annual report, we have completed the registration with the local housing authorities for a majority of our leased premises. Failure to complete these registrations may expose us to potential monetary fines up to RMB10,000 for each unregistered lease agreement.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The United States adopted Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, (the amended act, the “HFCA Act”). The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the Nasdaq, or in the over-the-counter trading market in the U.S. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its previous determination issued on December 16, 2021 and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

Pursuant to amendments made to the HFCA Act, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the Act. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission Identified Issuer for two consecutive years in the future. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Hong Kong is a Special Administrative Region of the People’s Republic of China, with its own executive, judicial and legislative branches. Hong Kong enjoys a high degree of autonomy from China under the principle of “one country, two systems.” As a result of this political structure, we enjoy certain benefits, including tax benefits when we hold our WFOE through BR Hong Kong Limited, one of our subsidiaries incorporate in Hong Kong. However, we can give no assurance that Hong Kong will continue to enjoy the same level of autonomy from China. For example, if our Hong Kong subsidiary is deemed as a PRC company when the PRC government no longer treats Hong Kong as “offshore”, we may not be able to enjoy the double tax treaty reached between Hong Kong and Chinese mainland and our Hong Kong company may be subject to the supervision of SAFE, which will lead uncertainty to cross-border capital flows. In particular, China could determine to treat any cash located in Hong Kong as subject to the same distribution rules as Chinese mainland and our cash located in Hong Kong could therefore be subject to the same risks as that located in Chinese mainland. Any intervention by the government of China in the affairs of Hong Kong, in breach of the “one country, two systems” principle, may adversely affect our business and ability to raise capital.

Risks Relating to The ADSs

The trading price of ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on Nasdaq on June 12, 2020 up to the date of this annual report, the trading price of our ADSs has ranged from US$0.572 to US$41.06 per ADS. The trading price of our ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S. in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, Loss per share and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	failure on our part to realize monetization opportunities as expected;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

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

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of ADSs in the U.S. and could impair our ability to raise capital through equity offerings in the future. As of March 31, 2026, we had 105,463,429 ordinary shares issued and outstanding, comprising (i) 88,138,581 Class A ordinary shares (excluding (i) 371,068 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, and (ii) 3,023,138 Class A Ordinary Shares as treasury stock), and (ii) 17,324,848 Class B ordinary shares. Among these shares, 62,361,046 Class A ordinary shares are in the form ADSs (including the 3,023,138 Class A Ordinary Shares treated as treasury stock), which are freely transferable without restriction or additional registration under Securities Act. The remaining outstanding ordinary shares may also be sold in public market, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, if any. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs in the U.S. could decline.

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

As of March 31, 2026, our directors and officers collectively own an aggregate of 61.9% of the total voting power of our outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares and ADSs, the value and nature of our assets, and the sources and nature of our income we believe we were a PFIC for our prior taxable year. Because we hold a significant amount of cash on our balance sheet, our status as a PFIC generally depends on the value of our goodwill and other intangible assets that we believe should be treated as active assets. As we determine the value of these assets by reference to our market capitalization, volatility in the trading price of our Class A ordinary shares and ADSs can have a significant impact on this analysis. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds our Class A ordinary shares and ADSs. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

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

As of March 31, 2026, our founder, chairman of the board of directors and chief executive officer, Mr. Yusheng Han, beneficially owns all of our issued Class B ordinary shares. The Class B ordinary shares constitute 16.4% of our total issued and outstanding share capital and 54.1% of the aggregate voting power of our issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, has considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs in the U.S. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our advanced technology platform integrates cutting-edge proprietary cancer therapy selection technologies using both tissue and liquid biopsies, including assay biochemistry, bioinformatics and a patented laboratory information management system. Our proprietary HS library preparation technology allows us to work with poor quality and limited volume samples and enables enhanced sensitivity—capabilities that are critical to effectively deploying NGS-based cancer therapy selection, especially in China. Our in-depth cancer genomics insights, accumulated from the large number of tests we have performed since our inception, enable us to process and accurately analyze genomic information. We have achieved a turnaround time of approximately six days for regular oncology products, approximately twenty-five days for MRD products and approximately nine days for early detection products.

We offer a broad spectrum of NGS-based products. Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We primarily offer 33 NGS-based cancer therapy selection and prognosis prediction tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoCompass™ IO, OncoScreen™ IO and OncoCompass™ Target, perform on par with those of our global peers. We launched our MRD product, CanCatch®, previously known as brPROPHET™, in March 2022, which has demonstrated superior sensitivity and specificity to fixed panel in pre-operative ctDNA detection and post-operative MRD calling among relapsed patients. In January 2023 and October 2023, our early detection product, OverC™ Multi-Cancer Detection Blood Test, or OverC™, was granted Breakthrough Device Designation by the FDA and the NMPA, respectively, making this product the only test globally that has received such designation from both the FDA and NMPA. This product is intended for early detection of multiple cancer types, including esophageal, liver, lung, ovarian, and pancreatic cancer, in adults of either sex, aged 50 to 75 years old, at average risk for cancers. We are the clear leader in the lung cancer segment of China’s NGS-based cancer therapy selection market. We believe we offer the best NGS-based products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Bayer (ETR: BAYN), Johnson & Johnson (NYSE: JNJ), CStone (HKEX: 2616), BeiGene (HKEX: 6160), Abbisko Therapeutics (HKEX: 2256), IMPACT Therapeutics, Boehringer Ingelheim and Merck KGaA (ETR: MRK), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in over 500 peer-reviewed articles, and the results of research studies using our products have been published in numerous peer-reviewed articles.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

•

Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests. Our central laboratory also supports our collaborations with pharmaceutical companies. As our central laboratory model has become a relatively mature business segment, we have shifted our strategic focus to the in-hospital model, which we believe has higher growth potential. Accordingly, while revenue from our central laboratory model has accounted for, and is expected to continue to account for, a substantial part of our total revenues, we expect revenue from our central laboratory model to be more stable in the future.

•

In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. As of December 31, 2025 we have partnered with 94 hospitals in 43 cities across China. We have invested and expect to continue investing substantially in our in-hospital model, as we expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market. Revenue from our in-hospital model has grown substantially since we entered into this model, and revenue from our in-hospital model contributed to a substantial part of our revenue in 2025, reaffirming our strategic judgment about the development of China’s NGS-based cancer therapy selection market.

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

We recognized revenues of RMB515.8 million and RMB539.6 million (US$77.2 million) in 2024 and 2025, respectively. Our gross profit remained relatively stable, which was RMB362.4 million and RMB402.9 million (US$57.6 million) in 2024 and 2025, respectively. Our gross profit margin was 70.3% and 74.7% in 2024 and 2025, respectively.

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

Regarding the clinical utilities, Our OncoScreen™ IO/OncoCompass™ IO panel was used in the China cohort Clinical Testing Assay (CTA) of Capivasertib Phase 3 trial (CAPItello-291) sponsored by AstroZeneca. The results had been published in an article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer” on The New England Journal of Medicine. The trial results ultimately led to the FDA approval of Capivasertib in the U.S. with CDx requirement of AKT1-pathway alteration. On April 18, 2025, the NMPA announced the approval of Capivasertib. We are currently closely working with the NMPA and AstroZeneca on our collaboration to develop CDx product for Capivasertib in China.

Automated NGS Library Preparation System—Enabling Automation and Standardization of In-Hospital Laboratories

Hospitals in China generally lack the expertise necessary to conduct NGS-based cancer therapy selection. In addition, the conventional process flows that most Chinese hospitals use not only make the testing process time consuming, but also introduce contamination risk in the library preparation stage, which reduces testing accuracy. We have been a pioneer in helping Chinese hospitals address these challenges, and in September 2019, we launched Magnis BR, China’s first and only capture-based fully automated NGS library preparation system, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process, converting DNA samples into sequencing-ready libraries in around nine hours. Magnis BR can process 373 samples per week. We presented the analytical validation data of Magnis BR at the Association for Molecular Pathology (AMP) 2020 annual meeting in a platform presentation. In 2022, our Magnis BR received clearance as a Class II medical device for IVD use in China. As of the date of this annual report, 20 hospitals in China had adopted Magnis BR and associated reagents.

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

In addition to OverC, we are in the early stages of developing a second-generation multi-cancer early detection (MCED) test intended to detect up to 22 cancer types. We plan to evaluate this candidate through a series of analytical and clinical validation activities, including training, validation, and independent validation using a case-control study design. The case-control cohort has completed sample collection, and we expect to utilize these samples to support ongoing and future development efforts. The timing, scope, and outcome of these development activities remain subject to various risks and uncertainties, which is our OverC™, that detects lung, colorectal, liver, ovarian, pancreatic and esophageal cancers. We plan to ultimately upgrade this test to a pan-cancer test, with improved accuracy in determining the origin of tissue compared to the 3-cancer test and OverC™. We have successfully signed contracts with a small number of pilot hospitals in China for the commercialization of our OverC™, and expect to focus on customer education and contracting more hospitals. We are developing and validating cancer early detection products for coverage of more cancer types. In 2023, the 6-cancer THUNDER study was published in an Annals of Oncology article titled “Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies.” In 2023, the OverC™ was also granted Breakthrough Device Designation by both FDA and NMPA. The table below sets forth the sensitivity of our 6-cancer test for the detection of stage I-IV lung, colorectal, liver, ovarian, pancreatic and esophageal cancers at 98.3% specificity.

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

In June 2022, we launched PREVENT (a Prospective multi-canceR Early-detection and interVENTional) study, China’s first prospective interventional study to evaluate the performance of OverC™ in the asymptomatic population. As of the date of this annual report, the study has enrolled approximately 5,000 asymptomatic individuals, to evaluate the performance of OverC™ in detecting six types of cancers, including lung, liver, colorectal, esophageal, pancreatic and ovarian cancers.

Our Products

We primarily offer various NGS-based tissue and liquid biopsy cancer therapy selection and prognosis prediction tests, catering to different clinical and affordability needs of the different cancer patient segments.

Key Therapy Selection Tests

The table below sets forth the 13 key therapy selection tests we currently offer:

OncoScreenTM Focus (LungCure CDx)

On March 11, 2022, the National Medical Products Administration (NMPA) officially approved the registration of our Human Nine-Gene Mutation Joint Detection Kit (reversible termination sequencing)—(commercially known as “LungCure CDx”)—as a Class III medical device product. This test kit is our second NMPA-approved companion diagnostic multi-gene tumor mutation co-detection test kit based on high-throughput sequencing technology that meets companion diagnostic standards. It can be used for in vitro detection of multiple mutation statuses of EGFR, MET, ERBB2, KRAS, BRAF, PIK3CA, ALK, ROS1, and RET genes in non-small cell lung cancer patients, including point mutations, insertions/deletions, fusions (rearrangements), and amplifications, etc., to comprehensively guide targeted therapy for non-small cell lung cancer.

On October 10, 2024, the companion diagnostic (CDx) for EGFR exon 20 insertion mutation (exon20ins) for sunvozertinib of Dizal, a global biopharmaceutical company, developed through our collaboration with Dizal Pharmaceutical Co., Ltd., or Dizal, a global biopharmaceutical company, has been approved by the National Medical Products Administration (NMPA) of China. This marks the first co-developed NGS-based CDx for lung cancer approved by NMPA since the release of the CDx guideline in China. The approval of this CDx test is the result of the simultaneous development of our independently developed LungCure CDx (a kit for the combined detection of 9 human gene mutations) and Dizal’s innovative EGFR exon20ins targeted therapy—sunvozertinib, providing an innovative precision treatment solution for non-small cell lung cancer patients with EGFR exon20ins.

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

The table below sets forth the key specifications of OncoScreen™ Plus and OncoCompass™ Plus:

Product and Operational Specifications	OncoScreen™ Plus/ OncoCompass™ Plus
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time(1)	10 days

(1)	For the year ended December 31, 2025.

The design and performance of OncoScreen™ Plus and OncoCompass™ Plus have been endorsed by their adoption in over 20 clinical trials and studies. For example, OncoScreen™ Plus was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. Janssen, a subsidiary of Johnson & Johnson, selected our OncoScreen™ Plus and OncoCompass™ Plus in a clinical study to conduct analysis of blood samples collected from patients with various kinds of advanced solid tumors. OncoScreen™ Plus also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. OncoScreen™ Plus and OncoCompass™ Plus were also used in research studies that resulted in publications in high- impact journals, including Clinical Cancer Research and Cancer Cell. Our OncoScreen™ Plus was also featured in a phase 3 multi-regional clinical trial sponsored by AstraZeneca, one of our pharma clients. This clinical trial assessed the efficacy and safety of Capivasertib–fulvestrant therapy in advanced breast cancer patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) cancer whose disease had progressed during or after aromatase inhibitor therapy. This clinical study further resulted in the 2023 June The New England Journal of Medicine article titled “Capivasertib in Hormone Receptor–Positive Advanced Breast Cancer.”

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

Product and Operational Specifications	OncoCompass™ Targe
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days(1)	95 days

(1)	For the year ended December 31, 2025.

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

ColonCore

ColonCore, which we launched in 2016, has been further enhanced and upgraded to improve its performance and clinical utility. The current version is capable of simultaneously assessing 82 microsatellite loci associated with microsatellite instability (MSI) status and detecting mutations in 46 genes relevant to gastrointestinal and related cancers. The upgraded assay enables MSI detection in both colorectal cancer and endometrial cancer across tissue and plasma samples.

ColonCore has been validated in multiple studies in China for next-generation sequencing-based detection of MSI from both tissue and plasma samples. According to a March 2018 article published in the Journal of Molecular Diagnostics titled “A Novel and Reliable Method to Detect Microsatellite Instability in Colorectal Cancer by Next-Generation Sequencing”, the assay demonstrated specificity and sensitivity of 100% and 97.9%, respectively. ColonCore has also been endorsed and recommended in Chinese expert consensus guidelines on MSI testing.

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

NCCL certification. The NCCL is the supervising authority of NGS laboratories in China. Our central laboratory in Guangzhou was the second and one of the only three NGS laboratories in China to have passed comprehensive review by the provincial centers for clinical laboratories led by the NCCL. In May 2018, we were certified by, and received NGS laboratory certification from, the Guangdong branch of the NCCL. Our central laboratory also renewed our clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL in June 2024, and the certificate is valid for five years.

NMPA approval. We are a pioneer in our industry in seeking and obtaining the NMPA approval. In November 2016, our OncoScreen™ Focus was the first innovative medical device in the oncology application field that was approved to enter the “Innovative Device Pathway,” a fast-track review for innovative medical device, similar to the FDA’s “Breakthrough Device Program.” In July 2018, our OncoScreen™ Focus was approved by the NMPA and became the NMPA’s first approved NGS-based reagent kit. In March 2022, the NMPA approved our human nine-gene mutation joint detection kit (reversible termination sequencing) (LungCure™ CDx) for non-small cell lung cancer as a Class III medical device. This approval demonstrates our industry-leading capability of working with the NMPA on bringing an innovative NGS-based diagnostic product to the China market. We plan to seek approval for more reagent kits with the NMPA. In October 2023, our OverC™ also received the Breakthrough Device Designation by the NMPA in October 2023, making it the only plasma-based multi-cancer early detection test globally that has received Breakthrough Device Designation from both the FDA and the NMPA.

Other Jurisdictions

We have also obtained CE marking for four of our products, including OncoScreen™ Focus CDx Tissue Kit, OncoCompass™ Target Cancer Mutation Profiling Liquid Kit, OncoScreen™ Plus Cancer Mutation Profiling Tissue Kit and OverC™ Multi-Cancer Detection Blood Test. CE marking is mandatory for certain products intended for sale within the European Union and certain other jurisdictions recognizing CE marking. It demonstrates these products’ conformity with European health, safety, and environmental protection standards. In addition, we have also obtained the MHLW approval for one of our products based on OncoScreen™ Plus and have commenced sales in Japan in 2025.

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

We form academic collaborations with oncology key opinion leaders where our products are used in clinical trials and research studies on cancer targeted therapies and immunotherapies, the results of which have been published in over 500 peer-reviewed articles in the Journal of Clinical Oncology, Lancet Respiratory Medicine, Clinical Cancer Research, Journal of Thoracic Oncology, Annals of Oncology and other academic journals.

The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Qiang Gao and Jia Fan, oncologists residing in Zhongshan Hospital, Fudan University	Annals of Oncology	Unintrusive multi-cancer detection by circulating cell-free DNA methylation sequencing (THUNDER): development and independent validation studies	Our OverC™ was validated in the THUNDER study, a large- scale prospective six-cancer case-control study

Juan Zhou and Minwei Bao, oncologists residing in the Shanghai Pulmonary Hospital & Thoracic Cancer Institute, Tongji University School of Medicine	BMC Medicine	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer	Increased blood-based intratumor heterogeneity (bITH) is associated with unfavorable outcomes of immune checkpoint inhibitors plus chemotherapy in non-small cell lung cancer

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine	Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line Gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial	Our OncoCompass™ Target was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Qing Zhou, deputy head of the Lung Research Institute of Guangdong Provincial People’s Hospital, secretary of CTONG	EBioMedicine	Analysis of resistance mechanisms to Abivertinib, a third-generation EGFR tyrosine kinase inhibitor, in patients with EGFR T790M- positive non-small cell lung cancer from a phase I trial	Our OncoScreen was selected in the biomarker study

Ying Yuan, deputy head of department of medicine of the Second Affiliated Hospital of Zhejiang University School of Medicine, member and secretary of the Committee of Colorectal Cancer of China Anti-Cancer Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next- generation sequencing	Our ColonCore and the corresponding MSI calling algorithm were used in the validation study

Naixin Liang, oncologist residing in Peking Union Medical College Hospital, Peking Union Medical College and Chinese Academy of Medical Sciences	Nature Biomedical Engineering	Ultrasensitive detection of circulating tumour DNA via deep methylation sequencing aided by machine learning	Our ELSA-seq was used for study of circulating tumor DNA methylation markers for the early detection of lung cancer

The CAPItello-291 study group	The New England Journal of Medicine	Capivasertib in hormone receptor-positive advanced breast cancer	Our OncoScreen Plus was used for biomarker analysis

Hao Wen and Xiaohua Wu, oncologistis at the department of gynecologic oncology of Fudan University Shanghai Cancer Center	Advanced Science	Performance of liquid biopsy-based multi-omics biomarkers for early detection of gynecological malignancies: a prospective study (PERCEIVE-I)	Our methylation panel was investigated for its performance in detecting gynecologic cancers

Kezhong Chen and Fan Yang, oncologists at the Peking University Peoole’s Hospital	eClinicalMedicine	Development and validation of an integrated system for lung cancer screening and post-screening pulmonary nodules management: a proof-of-concept study (ASCEND-LUNG)	Our methylation panel was investigated for its performance in detecting lung cancer

SEQC2 Oncopanel Sequencing working group	Nature bioechnology	Evaluating the analytical validity of circulating tumor DNA sequencing assays for precision oncology	Our OncoCompass™ demonstrated superior performance in this blinded comparative study

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	The Innovation	Exploration of multi-omics liquid biopsy approaches for multi-cancer early detection: The PROMISE study	Our methylation panel was investigated for its performance in detecting nine cancer types

Kezhong Chen and Fan Yang, oncologists at the Peking University Peoole’s Hospital	Cancer Cell	Individualized tumor-informed circulating tumor DNA analysis for postoperative monitoring of non-small cell lung cancer	Our CanCatch custom (a tumor-informed personalized panel to detect molecular residual disease) demonstrated the feasibility to pedict and monitor recurrence in non-small cell lung cancer

Zhigang Li, oncologist at the Shanghai Chest Hospital	Cell Reports Medicine	ctDNA detects residual disease after neoadjuvant chemoradiotherapy and guides adjuvant therapy for esophageal squamous cell carcinoma	Our CanCatch custom (a tumor-informed personalized panel to detect molecular residual disease) demonstrated the feasibility to detect residual disease in esophageal squamous cell carcinoma after neoadjuvant chemotherapy

Gong Chen, oncologist at the Guangdong Provincial Clinical Research Center for Cancer	Annals of Surgery	Association of recurrence with a tumor-informed personalized ctDNA detection approach in resectable colorectal cancer: results of a prospective observational Study	Our CanCatch custom (a tumor-informed personalized panel to detect molecular residual disease) demonstrated the feasibility to pedict and monitor recurrence in colorectal cancer

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

Once an in-hospital laboratory is in operation, the partner hospital purchases our products to perform NGS-based cancer therapy selection on a recurring basis. We are dedicated to continuously optimizing the operations of these in-hospital laboratories and maintaining our relationships with our partner hospitals. We frequently conduct onsite visits and provide remote technical support, such as data analytics support, to ensure optimal laboratory performance. In September 2019, we launched our fully automated NGS library preparation system, Magnis BR, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process and convert DNA samples into sequencing-ready libraries in around nine hours, which help partner hospitals streamline their testing workflow, reduce manual labor and minimize risks. In 2022, our Magnis BR received clearance as a Class II medical device for IVD use in China. As of the date of this annual report, 20 hospitals in China had adopted Magnis BR to process associated reagents.

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

As of December 31, 2025, we have partnered with 94 hospitals in 43 cities across China, to establish in-hospital laboratories. The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,
	2023	2024	2025
Pipeline partner hospitals(1)	28	29	30
Contracted partner hospitals	59	63	64
Total number of partner hospitals	87	92	94

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. It generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

Operations

We primarily perform cancer therapy selection using both tissue and liquid biopsy tests under the central laboratory model in our NCCL- and CLIA-certified, CAP- and ISO 15189-accredited central laboratory in Guangzhou. Our central laboratory currently has a designed annual capacity of approximately 100,000 tests. We have achieved a turnaround time of approximately six days for regular oncology products, approximately twenty-five days for MRD products and approximately nine days for early detection products. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.

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

We have GMP-standard manufacturing facilities in Guangzhou for the manufacturing of our reagent kits, with an aggregate designed annual production capacity of up to 600,000 kits. We have adopted various QC measures to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. Our manufacturing facilities successfully obtained ISO13485 certification, which was last renewed in October 2024. This certification is valid for three years. This ISO standard demonstrates that we have a comprehensive quality management system for the design and manufacture of medical devices.

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

In 2023, 2024 and 2025, our research and development expenses was RMB347.0 million, RMB232.3 million and RMB166.5 million (US$23.8 million), respectively.

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

Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of December 31, 2025, we held 36 patents in China, which will expire between 2029 and 2045. We held nine patents in Hong Kong, which will expire between 2038 and 2044. We held three patents in Japan, which will expire in 2038 and 2042. We held one patent in Brazil, which will expire in 2039. We held one patent in United States, which will expire in 2038. We held one patent in Australia, which will expire in 2039. We held one patent in Singapore, which will expire in 2039. As of the same date, we had 27 pending patent applications in China, 15 pending patent applications in Hong Kong, four pending patent applications in the United States, five pending patent applications in European Patent Office, four pending patent applications in Japan, two pending patent application in Canada, one pending patent application in Brazil and 21 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI (MicroSatellite Instability) calling algorithms in the U.S., European Patent Office and Japan, two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, China, Hong Kong, Japan and the European Patent Office, nine are for OverC™, our multi-cancer detection blood test for early cancer testing, and another two is for CanCatch®, our MRD algorithms.

The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date

A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2036

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore and pan-cancer tests	China, Hong Kong	2038

An automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2035

Quality control method for biological in vitro samples and computer storage medium	Our laboratory quality control and automation management system for in vitro biological sample testing	China	2042

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	China, Hong Kong, Brazil, Australia, Japan	2038, 2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	China, Japan	2037, 2038

A NGS-based method to multi-cancer detection for early cancer testing in blood	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong	2042

Copy number variation detection method and application thereof	Our cancer therapy selection tests that detect CNV and LGR in solid tumor samples and liquid biopsy samples, such as OncoWES, OncoScreenPlus, LungPlasma, ColonCore, and so on.	China, Hong Kong, Japan	2042

Method and system for evaluating tumor formation risk and tumor tissue source	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong	2042

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	China, the U.S., Singapore	2038, 2039

Method, device, medium and program for detecting mutations on basis of methylation data	Our cancer detection and therapy selection tests that detect low-abundance single nucleotide variations (SNVs) from methylation data, such as OverC™ and MRD monitoring assays	China, Hong Kong, PCT	2044

Method for predicting association relationship between sample and tumor, device, medium and program	Our multi-cancer early detection and tumor tissue origin prediction tests based on cfDNA methylation profiling, such as OverC™	China, Hong Kong, PCT	2044

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected Expiration date

A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore	PCT (currently under review by patent offices in Canada and the European Patent Office)	2039

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen™ IO	Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2038

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT (currently under review by the patent office in China, Hong Kong, the U.S., Japan, Canada, Brazil, and the European Patent Office)	2039

A detection method for variant nucleic acid (CanCatch®)	Our MRD detection assay and bioinformatics algorithms	China, PCT	2041

Methylation sequencing method and device (OverC™)	Our multi-cancer detection blood test for early cancer testing	China, PCT	2042

A high-precision gene hybridization capture probe for hybridizing and capturing methylation variation regions related to various cancers	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong, PCT	2042

Copy number variation detection method and application thereof	Our cancer therapy selection tests that detect CNV and LGR in solid tumor samples and liquid biopsy samples, such as OncoWES, OncoScreenPlus, LungPlasma, ColonCore, and so on.	China, Hong Kong, PCT (currently under review by patent offices in the European Patent Office)	2042

Method and system for evaluating tumor formation risk and tumor tissue source	Our multi-cancer detection blood test for early cancer testing, such as OverC™	China, Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Patent Office)	2042

As of December 31, 2025, we also registered 16 software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.

As of December 31, 2025, we registered 618 trademarks in China, including “ ”, “BURNING ROCK DX”, “ ” and product and service names, and seven trademark applications pending in China. We had registered 31 trademarks, including “BURNING ROCK DX”, “ONCOSCREEN” , “CanCatch” , “OverC” AND “ONCOCOMPASS” in European Union, the U.K, United States, Japan, Canada and Australia. We also own four registered domain names, including our official website.

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

Regulations on Foreign Investment

Investment in China by foreign investors are regulated by the Catalog of Industries for Encouraging Foreign Investment, as promulgated by the MOFCOM and the NDRC on December 27, 2020 and effective on January 27, 2021, and the Special Administrative Measures for Access of Foreign Investment (2024 Edition), or the Negative List, as promulgated on September 6, 2024 and effective on November 1, 2024. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations.

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

Regulations on Human Genetic Resources

Regulation on the Management of Human Genetic Resources

The Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019 and effective on July 1, 2019, Administrative Regulations of the People’s Republic of China on Human Genetic Resources (Revised in 2024) , as promulgated by the State Council on March 10, 2024 and effective on May 1,2024, regulates the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Administrative Department of Science and Technology under the State Council is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level and are vertically directed by the central government.

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

Biosecurity Law

On October 17, 2020, the Standing Committee of the National People’s Congress adopted the Biosecurity Law of the People’s Republic of China, or the Biosecurity Law, which became effective on April 15, 2021. On April 26, 2024, adopted the Biosecurity Law of the People’s Republic of China(Amended in 2024), or the Biosecurity Law, which became effective on April 26, 2024. The Biosecurity Law establishes an integrated system to regulate biosecurity related activities in China, including the security regulation of HGR and biological resources. The Biosecurity Law for the first time expressly declares that China has sovereignty over its HGR, and further endorsed the Administrative Regulations of the People’s Republic of China on Human Genetic Resources (Revised in 2024), as promulgated by the State Council on May 28, 2019 by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese HGR by foreign entities in China. Although the Biosecurity Law does not provide any specific new regulatory requirements for HGR, because it is a law adopted by China’s highest legislative authority, it gives China’s major regulatory authority of HGR, the Ministry of Science and Technology, significantly more power and discretion to regulate HGR, and it is expected that the overall regulatory landscape of Chinese HGR will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in the penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

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

The Regulations on the Supervision and Administration of Medical Devices, as amended by the State Council in May 2017, February 2021, and December 2024, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and became executive on August 1, 2018, and whose certain contents were adjusted by NMPA on August 15, 2023 and on December 30, 2025. According to the most recently amended Regulations on the Supervision and Administration of Medical Devices which became effective on January 20, 2025, qualified medical institutions may, based on clinical demands, conduct research and development on in vitro diagnostic testing reagents if the same type of products are not available at market in China, and may also use such in vitro diagnostic testing reagents internally under the instruction of practicing physicians. Specific administrative measures shall be formulated by the medical products administration of the State Council in conjunction with the competent department of health of the State Council.

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

Guangzhou Burning Rock Dx Co., Ltd. obtained a Class III medical device manufacture license for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) in August 2018, with a term of five years. This license was last renewed in August 2023 and will remain valid for five years.

Guangzhou Burning Rock Medical Equipment Co., Ltd. obtained a medical device operation license for Class III medical devices in December 2020, with a term of five years. This license was last renewed in September 2025 and will remain valid for five years.

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

Policies on NGS-based Cancer Therapy Selection

In recent years, China has introduced a series of policies that support the development of NGS-based cancer therapy selection. The table below presents a selection of these policies introduced by relevant governmental authorities in China from 2015 to 2025:

Date	Authority	Key messages

February 2015	NHC	The NHC published Guidelines for Personalized Medical Testing Applications of Sequencing Technology, which provides guidance on sample collection, transportation, receiving, processing, testing and inspection of project development, verification, and validation, basic principles of quality control, result reporting, and the possible problems and countermeasures, to provide standardized guidance on precision medicine based on sequencing technology application.

July 2015	NHC	The NHC published Guidelines for Individualized Treatment and Detection of Tumors, which provides for the standardization of testing technology, laboratory access and quality assurance. It includes specific requirements for clinical and medical laboratories to ensure the accuracy of genotyping test results.

February 2016	NHC	The NHC published Notice of the General Office of the National Health and Family Planning Commission on Issues Related to the Management of Clinical Testing Projects, which covers strengthening the management of clinical inspection projects, standardizing the clinical inspection work of medical institutions, meeting the needs of clinical medical treatment, and ensuring the quality and safety of medical treatment.

September 2018	NHC	The NMPA Issued a Notice on Special Review Procedure for Innovative Medical Devices.

September 2021	NMPA	The NMPA published Guidelines for Clinical Trials of In Vitro Diagnostic Reagents, which provides basic principles for IVD reagent clinical trials, provides recommendations in principle for clinical trial design, identifies key factors to consider during clinical trials, and provides reference for technical review departments in reviewing clinical trial data.

December 2021	NMPA	The NMPA published Guidelines for Clinical Trial of ‘Follow-on’ companion diagnostic reagents for anti-tumor drugs (2021 No.95), which provides principals of follow-on CDx in obtaining clinical utility evidence (e.g. bridging study), clinical performance evidence, and preparing of submission dossiers.

June 2022	NMPA	The NMPA published Guidelines for Clinical Trial of Co-development companion diagnostic reagents for anti-tumor drugs (2022 No.28), which provides principals of co-development CDx with durg in obtaining clinical utility evidence, clinical performance evidence, and preparing of submission dossiers.

January 2024	NMPA	The NMPA published Guidelines for Clinical Trial Review of NSCLC Gene Mutation Test based on NGS Technology (2024 No.4), which provides specific instructions for NGS based NGSCLS CDx IVD kit in intended use, clinical performance study design, concordance study requirements, bridging study design and requirements etc.

Date	Authority	Key messages

September 2024	MOFCOM, NHC and NMPA	MOFCOM, NHC and NMPA issued the Administration on Carrying Out a Pilot Program for Expanding Opening-up in the Medical-related Field, or the “Pilot Program” which took effective on the same date, providing that, as of the date of promulgation of this Pilot Program, foreign-invested companies in the China (Beijing) Pilot Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the China (Guangdong) Pilot Free Trade Zone and the Hainan Free Trade Port are allowed to engage in the technology development and application of human stem cells and gene diagnosis and treatment to register, produce and apply products. All the products that have been registered and approved for production may be used across the country.

December 2024	State Council	The State Council published Amendments to the Regulation on the Supervision and Administration of Medical Devices (Revised in 2024), which regulates Class III medical devices, including NGS products, under product registration management. It also provided detailed requirements for Class III medical device registration.

December 2024	NHC	The NHC published new Guidelines for Clinical Application of New Cancer Drugs to guide the clinical application of cancer drugs. The guidelines cover 7 types of tumors including respiratory system, digestive system, blood tumor, urinary system, breast cancer and 42 types of cancer drugs, providing clear guidance for precision medicine.

Other Significant PRC Regulations Affecting Our Business Activities

Commercial Bribery Regulations

The Standing Committee of the National People’s Congress adopted the Anti-Unfair Competition Law, which became effective on December 1, 1993 and was amended on November 4, 2017, April 23, 2019, and June 27, 2025, respectively, with the most recent amendment coming into force on October 15, 2025. The Anti-Unfair Competition Law provides that a business operator commits a crime if it offers money or any other bribes in the course of selling or purchasing products.

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

Patents

Pursuant to the PRC Patent Law, most recently amended in October 2020, and its implementation rules, most recently amended in December 2023, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure (or a combination of both) of a product. A design patent is granted to a new design of a certain product in shape (overall or partial), pattern (or a combination of both) and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, utility model patents are effective for ten years and design patents are effective for fifteen years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.

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

As of December 31, 2025, we held 36 patents in China, which will expire between 2029 and 2045. We held nine patents in Hong Kong, which will expire between 2038 and 2044. We held three patents in Japan, which will expire in 2038 and 2039. We held one patent in Brazil, which will expire in 2039. We held one patent in United States, which will expire in 2038. We held one patent in Australia, which will expire in 2039. We held one patent in Singapore, which will expire in 2039. As of the same date, we had 27 pending patent applications in China, 15 pending patent applications in Hong Kong, four pending patent applications in the United States, five pending patent applications in European Patent Office, four pending patent applications in Japan, two pending patents application in Canada, one pending patent application in Brazil and 21 international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which two are the basis of pending registration for our MSI calling algorithms in the U.S., European Patent Office and Japan two are the basis of pending registration for brELSA™, our targeted DNA-methylation based library preparation method for early cancer detection, in the U.S., Canada, Brazil, Singapore, Australia, Chinese mainland, Hong Kong, Japan and the European Patent Office, nine are for OverC™, our multi- cancer detection blood test for early cancer testing and another two are for CanCatch™, our MRD algorithms.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.

Under the PRC Anti-Unfair Competition Law, which was promulgated on September 2, 1993 and was amended on November 4, 2017, April 23, 2019 and June 27, 2025, respectively, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets in violation of any contractual agreements or any confidentiality obligation or the requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) abetting a person, or tempting, or aiding a person into or in acquiring, disclosing, using, or allowing another person to use the trade secret of the right holder in violation of his or her non-disclosure obligation or the requirements of the right holder for keeping the trade secret confidential. If a third party knows or should have known that an employee or former employee of the right owner of trade secrets or any other entity or individual conducts any of the illegal acts listed above, but still accepts, publishes, uses or allows any other to use such secrets, this practice will be deemed as an infringement of trade secrets. A party whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB100,000 to RMB1,000,000, and where the circumstance is serious, the fine will be RMB1,000,000 to RMB5,000,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages incurred due to the misappropriation.

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

Trademarks

The PRC Trademark Law and its implementation rules protect registered trademarks. The Trademark Office of CNIPA is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2025, we had 618 registered trademarks and seven pending trademark applications in the PRC.

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

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of December 31, 2025, we had 16 software copyrights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names As of December 31, 2025, we had four registered domain names, including our official website.

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

On November 14, 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) which expanded the scope of application of cybersecurity review, established the data classified and categorized protection system, and defined the relevant rules for cross-border security management of data. It provides that data processors carrying out the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that gather and possess a large number of data resources having bearing on the national security, economic development or public interests, which affects or may affect national security; (ii) listing in a foreign country of a data processor that processes the personal information of more than one million persons; (iii) listing in Hong Kong of a data processor, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. The State Council Promulgated Regulation on Network Data Security Management on September 24, 2024, which became effective on January 1, 2025.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the enterprise’s business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effect and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties. Circular 16 was revised by SAFE Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment on December 04, 2023.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amended and simplified foreign exchange procedures. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not previously permitted. The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment was revised on May 4, 2015 and on October 10, 2018, and partially repealed on December 20, 2019. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was amended in October 2018 and was partially repealed on December 20, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

Furthermore, SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Enterprise Income Tax

Pursuant to the EIT Law effective as of January 2008 and as last amended in December 2018, the income tax rate for both domestic and foreign-invested enterprises is 25% with certain exceptions. To clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the EIT Law in December 2007, which became effective in January 2008 and as amended in April 2019 and in December 2024. Under the EIT Law and the Implementation Rules of the EIT Law, enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are subject to the uniform 25% enterprise income tax rate for their global income. In addition, the EIT Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management body” is not within the PRC, but has an establishment or place of business in the PRC, or does not have an establishment or place of business in the PRC but has income sourced within the PRC.

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

We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2023, 2024 and 2025, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 43.3%, 34.1% and 29.7% of our total revenues, respectively.

In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. Under this model, we have partnered with 94 hospitals to establish in-hospital laboratories, enabling our partner hospitals to perform NGS-based cancer therapy selection on their own using our reagent kits. In 2023, 2024 and 2025, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits and laboratory equipment under the in-hospital model contributed 35.1%, 43.5% and 41.5% of our total revenues, respectively.

We also generate a portion of revenue from pharma research and development services we provide to pharmaceutical companies and hospitals, which contributed 21.6%, 22.4% and 28.8% of our total revenues in 2023, 2024 and 2025, respectively.

Our revenues underwent a 4.0% decline from RMB537.4 million in 2023 to RMB515.8 million in 2024 and further increase by 4.6% to RMB539.6 million (US$77.2 million) in 2025. Our gross profit slightly decreased by 0.2% from RMB363.2 million 2023 to RMB362.4 million in 2024 and further increase by 11.2% to RMB402.9 million (US$57.6 million) in 2025. Our gross profit margin was 67.6%, 70.3% and 74.7% in 2023, 2024 and 2025, respectively. We incurred net loss of RMB653.7 million, RMB346.6 million and RMB55.3 million (US$7.9 million) in 2023, 2024 and 2025, respectively.

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

Testing Volume and Hospital Coverage under Our Central Laboratory Model

Our revenues and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2023, 2024 and 2025, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 43.3%, 34.1% and 29.7% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a meaningful portion of our revenues going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

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

Key Components of Results of Operations

Revenues

Our revenues consist of revenues from services and revenues from sales of products, and are derived from three sources: (i) central laboratory business; (ii) in-hospital business; and (iii) pharma research and development services. The table below sets forth a breakdown of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31, 2023
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	232,812	43.3	(3,704)	(0.7)	115,922	21.6	345,030	64.2
Revenues from sales of products	—	—	192,405	35.8	—	—	192,405	35.8

	232,812	43.3	188,701	35.1	115,922	21.6	537,435	100.0

	Year ended December 31, 2024
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for %)
Revenues from services	175,649	34.1	(592)	(0.1)	115,681	22.4	290,738	56.4
Revenues from sales of products	—	—	225,084	43.6	—	—	225,084	43.6

	175,649	34.1	224,492	43.5	115,681	22.4	515,822	100.0

	Year ended December 31, 2025
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenue
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	159,993	22,878	29.7	578	83	0.1	155,540	22,242	28.8	316,111	45,203	58.6
Revenues from sales of products	—	—		223,457	31,954	41.4	—	—	—	223,457	31,954	41.4

	159,993	22,878	29.7	224,035	32,037	41.5	155,540	22,242	28.8	539,568	77,157	100.0

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

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Central laboratory business	49,473	33,808	22,417	3,205
In-hospital business	72,570	65,099	57,337	8,200
Pharma research and development services	52,165	54,515	56,900	8,137

Total cost of revenues	174,208	153,422	136,654	19,542

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Operating expenses:
Research and development expenses	347,016	232,290	166,494	23,808
Selling and marketing expenses	247,711	190,904	165,175	23,620
General and administrative expenses	437,821	261,638	126,090	18,031
Impairment loss on long-lived assets	—	35,127	—	—

Total operating expenses	1,032,548	719,959	457,759	65,459

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

Impairment Loss on Long-lived Assets

Due to the continuing operating losses and cash outflows, we performed impairment test on long-lived assets and recognized an impairment loss of RMB35.1 million for the year ended December 31, 2024. We did not record such impairment loss for the year ended December 31, 2025.

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

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2023, 2024 or 2025. Hong Kong does not impose a withholding tax on dividends.

China

For our operations in the PRC, we are subject to a general PRC enterprise income tax rate of 25%. Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of the VIE, has been qualified as a high and new technology enterprise, or HNTE, since November 2016, and accordingly is entitled to a reduced income tax rate of 15%. Burning Rock Biotechnology (Shanghai) Co. Ltd has been recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2024 and is subject to a preferential rate of 15% for three years from 2024 to 2026.

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

We launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contains a fixed number of the same type cancer therapy selection tests which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages, which are not expected to be used by the patient prior to expiration based on historical usage rates, are referred to as a “breakage.” We recognize the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year period when the monitoring package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period. We recognized breakage income of RMB10.9 million, RMB7.7 million and RMB7.9 million (US$1.1 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Revenue from pharma research and development services

We provide pharma research and development services, primarily cancer therapy selection tests services, companion diagnostics development services, and other service agreements with the combination of various customized tests services and analytical validation services, to pharmaceutical companies for developing new drugs for targeted therapies, immunotherapies on various types of cancers and to hospitals for their studies on cancer diagnosis and treatment.

Our contracts with biopharmaceutical customers and hospitals may include multiple distinct performance obligations, of which the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Performance obligation is satisfied over time if such performance does not create an asset with an alternative use to us, and we have an enforceable right to payment for performance. We recognize revenue using an input method to measure progress for these arrangements, utilizing costs incurred to-date relative to total expected costs as its measure of progress. If a performance obligation is not satisfied over time, we record revenue at a point in time when the customer gains control of the service.

Recent accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,
	2023		2024		2025
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
Revenues:
Revenues from services	345,030	64.2	290,738	56.4	316,111	45,203	58.6
Revenues from sales of products	192,405	35.8	225,084	43.6	223,457	31,954	41.4

Total revenues	537,435	100.0	515,822	100.0	539,568	77,157	100.0

Cost of revenues(1):
Cost of services	(101,638)	(18.9)	(88,323)	(17.1)	(79,317)	(11,342)	(14.7)
Cost of goods sold	(72,570)	(13.5)	(65,099)	(12.6)	(57,337)	(8,200)	(10.6)

Total cost of revenues	(174,208)	(32.4)	(153,422)	(29.7)	(136,654)	(19,542)	(25.3)

Gross profit	363,227	67.6	362,400	70.3	402,914	57,615	74.7
Operating expenses:
Research and development expenses(1)	(347,016)	(64.6)	(232,290)	(45.0)	(166,494)	(23,808)	(30.9)
Selling and marketing expenses(1)	(247,711)	(46.1)	(190,904)	(37.0)	(165,175)	(23,620)	(30.6)
General and administrative expenses(1)	(437,821)	(81.5)	(261,638)	(50.7)	(126,090)	(18,031)	(23.4)
Impairment loss on long-lived assets	—	—	(35,127)	(6.8)	—	—	—

Total operating expenses	(1,032,548)	(192.1)	(719,959)	(139.6)	(457,759)	(65,459)	(84.9)

Loss from operations	(669,321)	(124.5)	(357,559)	(69.3)	(54,845)	(7,844)	(10.2)

Interest income	17,956	3.3	12,212	2.4	8,053	1,152	1.5
Interest expense	—	—	—	—	(30)	(4)	(0.0)
Other income (expense), net	484	0.1	4,706	0.9	(257)	(37)	(0.0)
Foreign exchange loss, net	(420)	(0.1)	(100)	—	(6,711)	(960)	(1.2)

Loss before income tax	(651,301)	(121.2)	(340,741)	(66.1)	(53,790)	(7,693)	(9.9)
Income tax expenses	(2,388)	(0.4)	(5,885)	(1.1)	(1,556)	(223)	(0.3)

Net loss	(653,689)	(121.6)	(346,626)	(67.2)	(55,346)	(7,916)	(10.2)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,313	1,869	1,189	170
Research and development expenses	53,474	30,677	1,862	266
Selling and marketing expenses	9,658	5,010	2,761	395
General and administrative expenses	195,274	118,066	8,064	1,153

Total	260,719	155,622	13,876	1,984

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 4.6% to RMB539.6 million for 2025 from RMB515.8 million for 2024, primarily due to an increase in revenues generated from services to RMB316.1 million for 2025 from RMB290.7 million for 2024, and a decrease in revenues from sales of products to RMB223.5 million for 2025 from RMB225.1 million for 2024. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 8.9% to RMB160.0 million for 2025 from RMB175.6 million for 2024, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing and pharma research and development services.

•	In-hospital business. Our revenue generated from in-hospital business remained relatively stable to RMB224.1 million for 2025, compared to RMB224.5 million for 2024.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 34.5% to RMB155.5 million for 2025 from RMB115.7 million for 2024, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of Revenues

Our cost of revenues decreased by 10.9% to RMB136.7 million for 2025 from RMB153.4 million for 2024. This decrease was primarily attributable to a decrease in cost of revenues for our central laboratory business, as we continued our transition towards in-hospital testing.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB22.4 million for 2025, representing a 33.7% decrease from RMB33.8 million for 2024, primarily due to the decreased depreciation.

•

In-hospital business. Cost of revenue for in-hospital business was RMB57.3 million for 2025, representing an 11.9% decrease from RMB65.1 million for 2024, primarily due to the decreased depreciation and amortization and the reduction in material and labor costs resulted from cost optimization and control measures.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB56.9 million for 2025, representing an 4.4% increase from RMB54.5 million for 2024, primarily due to a decreased depreciation.

Gross Profit and Gross Margin

Our gross profit remained relatively stable at RMB402.9 million (US$57.6 million) for 2025, compared to RMB362.4 million for the same period in 2024. Gross margin increased to 74.7% for 2025 from 70.3% for 2024.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Year ended December 31,
	2024		2025
	RMB	Gross profit margin (%)	RMB	Gross profit margin (%)
	(in thousands, except%)
Central laboratory business	141,841	80.8	137,576	86.0
In-hospital business	159,393	71.0	166,698	74.4
Pharma research and development services	61,166	52.9	98,640	63.4
Total	362,400	70.3	402,914	74.7

•

Central laboratory business. Gross profit for central laboratory business was RMB137.6 million for 2025, representing a 3.0% decrease from RMB141.8 million for 2024. Our gross margin for central laboratory business increased to 86.0% for 2025 from 80.8% for 2024, primarily due to a decreased depreciation.

•

In-hospital business. Gross profit for in-hospital business was RMB166.7 million for 2025, representing a 4.6% increase from RMB159.4 million for 2024. Our gross margin for in-hospital business increased to 74.4% for 2025 from 71.0% for 2024, primarily due to a decreased depreciation and amortization and the reduction in material and labor costs resulted from cost optimization and control measures.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB98.6 million for 2025, representing a 61.3% increase from RMB61.2 million for 2024. Our gross margin for pharma research and development services increased to 63.4% for 2025 from 52.9% for 2024, primarily due to an increase in test volume of higher margin projects and a decreased depreciation.

Operating Expenses

Research and development expenses

Our research and development expenses decreased by 28.3% to RMB166.5 million for 2025 from RMB232.3 million for 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in the expenditure for detection research; (iii) a decrease in staff cost resulted from the reorganization of our research and development department; and (iv) a decrease in depreciation and amortization expenses.

Selling and marketing expenses

Our selling and marketing expenses decreased by 13.5% to RMB165.2 million for 2025 from RMB190.9 million for 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department; (ii) a decrease in depreciation and amortization expenses; and (iii) a decrease in amortized expense on share-based compensation; offset by (iv) an increase in conference fee.

General and administrative expenses

Our general and administrative expenses decreased by 51.8% to RMB126.1 million for 2025 from RMB261.6 million for 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in staff cost resulted from the reorganization of our general and administrative department; (iii) a decrease in operating lease; and (iv) a decrease in depreciation and amortization expenses.

Impairment loss on long-lived assets

Due to the continuing operating losses and cash outflows, we performed impairment test on long-lived assets and recognized an impairment loss of RMB35.1 million for the year ended December 31, 2024. We did not record such impairment loss for the year ended December 31, 2025.

Interest Income

Our interest income decreased by 34.1% to RMB8.1 million for 2025 from RMB12.2 million for 2024, primarily due to the decrease in interest income as a result of the USD deposits.

Net Loss

Our net loss decreased by 84.0% to RMB55.3 million for 2025 from RMB346.6 million for 2024, primarily due to a decrease in operating expenses as mentioned above.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by 4.0% to RMB515.8 million for 2024 from RMB537.4 million for 2023, primarily due to a decrease in revenues generated from services to RMB290.7 million for 2024 from RMB345.0 million for 2023, offset by an increase in revenues from sales of products to RMB225.1 million for 2024 from RMB192.4 million for 2023. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business decreased by 24.6% to RMB175.6 million for 2024 from RMB232.8 million for 2023, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing.

•

In-hospital business. Our revenue generated from in-hospital business increased by 19.0% to RMB224.5 million for 2024 from RMB188.7 million for 2023, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Pharma research and development services. Our revenue generated from pharma research and development services remained relatively stable to RMB115.7 million for 2024, compared to RMB115.9 million for 2023.

Cost of Revenues

Our cost of revenues decreased by 11.9% to RMB153.4 million for 2024 from RMB174.2 million for 2023. This decrease was primarily attributable to a decrease in cost of revenues for our central laboratory business, as we continued our transition towards in-hospital testing.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB33.8 million for 2024, representing a 31.7% decrease from RMB49.5 million for 2023, which was in line with the revenue decrease of this segment.

•

In-hospital business. Cost of revenue for in-hospital business was RMB65.1 million for 2024, representing a 10.3% decrease from RMB72.6 million for 2023, primarily due to the decreased renovation depreciation in relation to our laboratory.

•	Pharma research and development services. Cost of revenue for pharma research and development services was RMB54.5 million for 2024, remaining relatively stable from RMB52.2 million for 2023..

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

•

Central laboratory business. Gross profit for central laboratory business was RMB141.8 million for 2024, representing a 22.6% decrease from RMB183.3 million for 2023, primarily attributable to a decrease of revenue of this segment. Our gross margin for central laboratory business increased to 80.8% for 2024 from 78.7% for 2023, primarily due to the decreases in depreciation.

•

In-hospital business. Gross profit for in-hospital business was RMB159.4 million for 2024, representing a 37.3% increase from RMB116.1 million for 2023, primarily due to the volume growth and the decreased depreciation in relation to our laboratories. Our gross margin for in-hospital business decreased to 71.0% for 2024 from 61.5% for 2023, primarily due to an increase in sales volume to high margin hospitals and decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB61.2 million for 2024, representing a 4.1% decrease from RMB63.8 million for 2023. Our gross margin for pharma research and development services decreased to 52.9% for 2024 from 55.0% for 2023, which remained relatively stable.

Operating Expenses

Research and development expenses

Our research and development expenses decreased by 33.1% to RMB232.3 million for 2024 from RMB347.0 million for 2023, primarily due to (i) a decrease in the expenditure for detection research; (ii) a decrease in amortized expense on share-based compensation; (iii) a decrease in staff cost resulted from the reorganization of our research and development department to improve operating efficiency; and (iv) a decrease in amortized expenses for office building.

Selling and marketing expenses

Our selling and marketing expenses decreased by 22.9% to RMB190.9 million for 2024 from RMB247.7 million for 2023, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department to improve operating efficiency; (ii) a decrease in marketing and conference fee; (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in travel expense.

General and administrative expenses

Our general and administrative expenses decreased by 40.2% to RMB261.6 million for 2024 from RMB437.8 million for 2023, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in amortized expenses for office building; (iii) a decrease in staff cost resulted from the reorganization of our general and administrative department to improve operating efficiency; (iv) a decrease in operating lease; and (v) a decrease in impairment expenses for accounts receivables and contract assets resulting from accelerated settlement with customers with long accounts receivable.

Impairment loss on long-lived assets

Due to the continuing operating losses and cash outflows, we performed impairment test on long-lived assets and recognized an impairment loss of RMB35.1 million for the year ended December 31, 2024.

Interest Income

Our interest income decreased by 32.0% to RMB12.2 million for 2024 from RMB18.0 million for 2023, primarily due to the decrease in interest income as a result of the USD deposits.

Net Loss

Our net loss decreased by 47.0% to RMB346.6 million for 2024 from RMB653.7 million for 2023, primarily due to a decrease in operating expenses as mentioned above.

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

As of December 31, 2025, we had cash and cash equivalents and restricted cash of RMB481.1 million (US$68.8 million), primarily consisting of bank deposits.

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

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(255,783)	(92,261)	(28,443)	(4,068)
Net cash used in investing activities	(9,300)	(4,412)	(4,391)	(628)
Net cash (used in) generated from financing activities	(48,832)	(72)	1,900	272
Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,863	3,691	(10,140)	(1,449)
Net decrease in cash, cash equivalents and restricted cash	(310,052)	(93,054)	(41,074)	(5,873)
Cash, cash equivalents and restricted cash at the beginning of year	925,268	615,216	522,162	74,668
Cash, cash equivalents and restricted cash at the end of year	615,216	522,162	481,088	68,795

Operating Activities

Net cash used in operating activities for 2025 was RMB28.4 million (US$4.1 million), while our net loss for the same period was RMB55.3 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB86.3 million, primarily including share-based compensation of RMB13.9 million, depreciation and amortization of RMB21.8 million, non-cash operating lease expenses of RMB24.4 million, allowance for credit losses of RMB17.2 million and changes in working capital. The changes in working capital primarily reflected (i) a decrease in prepayments and other current assets of RMB6.4 million primarily attributable to the decrease of prepaid material procurement cost, and (ii) an increase in accounts payables of RMB7.2 million, primarily attributable to our strict settlement control measures, and partially offset by (i) an increase in accounts receivables of RMB31.0 million, primarily attributable to the continued growth of our pharma research and development services business, (ii) a decrease in operating lease liabilities of RMB25.1 million, primarily attributable to rental payments, and (iii) a decrease in deferred revenue of RMB10.1 million primarily as a result of our overall central laboratory business decline.

Net cash used in operating activities for 2024 was RMB92.3 million, while our net loss for the same period was RMB346.6 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB290.9 million, primarily including share-based compensation of RMB155.6 million, depreciation and amortization of RMB52.2 million, impairment of long-lived assets of RMB35.1 million, non-cash operating lease expenses of RMB26.5 million, and changes in working capital. The changes in working capital primarily reflected (i) a decrease in prepayments and other current assets of RMB19.3 million primarily attributable to the decrease of prepaid annual maintenance fee and material procurement cost, and (ii) an increase in accounts payables of RMB18.9 million, primarily attributable to our strict settlement control measures, and partially offset by (i) an increase in accounts receivables of RMB32.6 million, primarily attributable to the continued growth of our in-hospital business, (ii) a decrease in operating lease liabilities of RMB27.6 million, primarily attributable to the rental payments, and (iii) a decrease in deferred revenue of RMB12.6 million primarily as a result of our overall central laboratory business decline.

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

Investing Activities

Net cash used in investing activities for 2025 was RMB4.4 million (US$0.6 million), primarily due to purchase of property and equipment of RMB5.2 million (US$0.8 million).

Net cash used in investing activities for 2024 was RMB4.4 million, primarily due to purchase of property and equipment of RMB5.4 million.

Net cash used in investing activities for 2023 was RMB9.3 million, primarily due to purchase of property and equipment of RMB8.1 million.

Financing Activities

Net cash generated from financing activities for 2025 was RMB1.9 million (US$0.3 million), primarily due to proceeds from a long-term bank borrowings of RMB2 million (US$0.3 million).

Net cash used in financing activities for 2024 was RMB0.1 million, primarily due to purchase of treasury shares of RMB0.1 million.

Net cash used in financing activities for 2023 was RMB48.8 million, primarily due to refund of consideration for Employee Share Incentive Program of RMB41.8 million and purchase of treasury shares of RMB7.0 million.

Long-term borrowings

As of December 31, 2025, we had long-term bank borrowings in the total amount of RMB1.7 million (US$0.2 million).

Capital Expenditures

Our capital expenditures were RMB9.4 million, RMB6.0 million and RMB5.2 million (US$0.8 million) for 2023, 2024 and 2025, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from our initial public offering and the concurrent private placement.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily included our operating lease obligations and bank borrowings obligations. Our operating lease obligations primarily represent our obligations for leasing office premises, which include all future cash outflows under ASC Topic 842, Leases. For further information, see Note 10 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth our contractual obligations by specified categories as of December 31, 2025:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	43,151	17,761	18,382	7,008	—
Bank borrowings obligations	2,034	258	1,776	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Impairment of long-lived assets

We evaluate the recoverability of our long-lived assets, including property and equipment, operating right-of-use assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

F. Safe Harbor

See “Forward-Looking Statements” in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	47	Founder, chairman of the board of directors and chief executive officer
Zhihong (Joe) Zhang	50	Director and chief technology officer
Xiaozhi Hu	42	Vice president of finance
Gang Lu	54	Director
Feng Deng	62	Director
Wendy Hayes	56	Independent director
Licen Lisa Xu	60	Independent director

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

Ms. Xiaozhi Hu has joined us since 2012 and is current our vice president of finance. Prior to that, she served as a finance manager, senior finance manager, director in finance and senior director in finance, respectively. Before joining us, she worked at ZTE Corporation and Guangdong Zhujiang Investment Co., Ltd. Ms. Hu obtained bachelor’s degrees in economics and accounting from Shanghai University of Finance and Economics in 2006 and a master’s degree in accounting from Sun Yat-sen University in 2012.

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

Ms. Wendy Hayes has served as our independent director since June 2020. Ms. Hayes has served as an independent director of iHuman Inc. (NYSE: IH) since October 2020. Ms. Hayes served as the inspections leader at the Public Company Accounting Oversight Board in the United States. Prior to that, Ms. Hayes was an audit partner at Deloitte (China). Ms. Hayes received her bachelor’s degree in international finance from University of International Business and Economics in 1991, and her executive MBA from Cheung Kong Graduate School of Business in 2012. Ms. Hayes is a certified public accountant in the United States (California) and China.

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

B. Compensation

In 2025, we paid an aggregate of approximately RMB3.8 million (US$0.5 million) in cash to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2026, there were 1,889,628 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2023 Plan.

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

As of March 31, 2026, there were 8,124,010 ordinary shares underlying outstanding options granted to our executive officers and employees under our 2022 Plan.

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

As of March 31, 2026, restricted share units to receive less than 1% of our total ordinary shares outstanding as of the same date were vested to our independent director and remained outstanding.

Other Share Incentive Awards

We also granted options to our directors, officers and employees other than under our 2020 Plan, 2022 Plan and 2023 Plan. As of March 31, 2026, there were 4,240,779 ordinary shares underlying outstanding options granted to our directors, officers and employees outside our 2020 Plan, 2022 Plan and 2023 Plan. These options bear a per share exercise price of US$0.0002 or US$13.6184, and will expire between September 30, 2025 and January 31, 2032.

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

D. Employees

As of December 31, 2023, 2024 and 2025, we had 786, 674 and 667 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of December 31, 2025.

	As of December 31, 2025
	Number	% of Total Employees
Functions:
Technology, Research and Development	179	26.8%
Medical Affairs	57	8.6%
Operations and Quality Assurance	139	20.9%
Sales and Marketing	227	34.0%
General and Administration	65	9.7%

Total number of employees	667	100.0%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 105,463,429 ordinary shares issued and outstanding as of March 31, 2026, comprising (i) 88,138,581 Class A ordinary shares, excluding (a) 371,068 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and (b) 3,023,138 Class A Ordinary Shares as treasury stock, and (ii) 17,324,848 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han(1)	3,911,668	17,324,848	21,236,516	19.4%	55.0%
Zhihong (Joe) Zhang	1,227,768	—	1,227,768	1.2%	0.6%
Xiaozhi Hu	*	—	*	*	*
Gang Lu	—	—	—	—	—
Feng Deng(2)	11,880,245	—	11,880,245	11.3%	6.2%
Wendy Hayes	—	—	—	—	—
Licen Lisa Xu	*	—	*	*	*
All Directors and Executive Officers as a group	17,092,334	17,324,848	34,417,182	31.9%	61.9%
Principal Shareholders:
Quantum Boundary Holdings Limited(1)	3,911,668	17,324,848	21,236,516	19.4%	55.0%
Northern Light Venture Capital III, Ltd.(3)	11,880,245	—	11,880,245	11.3%	6.2%
Entities affiliated with LYFE Capital(4)	8,338,381	—	8,338,381	7.9%	4.3%
Sequoia Capital China(5)	6,846,567	—	6,846,567	6.5%	3.6%
Investment funds affiliated with CMB(6)	7,017,385	—	7,017,385	6.7%	3.7%
Kynam Capital Management, LP(7)	9,948,830	—	9,948,830	9.4%	5.2%

*	Less than 1% of our total ordinary shares outstanding as of March 31, 2026.
**	Except as otherwise indicated below, the business address of our directors and executive officers is No. 5, Xingdao Ring Road North, International Bio Island, Guangzhou, China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after March 31, 2026.

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

(6)

Represents (i) 5,964,435 Class A ordinary shares (including 3,829,927 Class A ordinary shares in the form of ADSs) held by EverGreen SeriesC Limited Partnership, a Cayman Islands exempted limited partnership, and (ii) 1,052,950 Class A ordinary shares (including 800,000 Class A ordinary shares in the form of ADSs) held by CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, a segregated portfolio company incorporated under the law of Cayman Islands, whose management shares wholly owned by CMB International Private Investment Limited, an exempted company with limited liability incorporated under the law of Cayman Islands, as reported in the Schedule 13G filed on February 13, 2023. CMB International Private Investment Limited is also the general partner of EverGreen SeriesC Limited Partnership, and holds voting and dispositive power of the shares held by EverGreen SeriesC Limited Partnership. CMB International Private Investment Limited is ultimately controlled by China Merchants Bank Co., Limited (HKEX: 3968). The registered address of CMBI Private Equity Series SPC and EverGreen SeriesC Limited Partnership is the offices of Harneys Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(7)

Represents 9,948,830 Class A ordinary shares (in the form of ADSs) held by Kynam Capital Management, LP, as reported in the Schedule 13G filed on September 30, 2025. Kynam Capital Management, LP is a Delaware company and its address is 221 Elm Road. Princeton, NJ 08540, U.S.

To our knowledge, as of March 31, 2026, 58,989,558 issued and outstanding Class A ordinary shares, representing approximately 55.9% of our total issued and outstanding ordinary shares, were held by three record shareholders with registered addresses in the United States. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a policy relating to recovery of erroneously awarded compensation (the “Clawback Policy”), a form of which is included as Exhibit 97.1 attached herein.

During or after the year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs have been listed on the NASDAQ Global Market since June 12, 2020 and the London Stock Exchange from November 1, 2022 to September 18, 2024, on both exchanges under the symbol “BNR.” In 2023, 2024 and 2024, no significant trading suspensions occurred. Effective on May 15, 2024, the ratio of ADSs to our Class A ordinary shares was changed from one ADS representing one Class A ordinary share to one ADS representing ten Class A ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practice.”

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; and

•	an exempted company may register as a limited duration company.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “E. Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our shares. In that case, a U.S. Holder may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”).

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

A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Treaty). Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any PRC tax imposed on such sale or disposition.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

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

Based on our financial statements, the manner in which we conduct our business, the trading price of our Class A ordinary shares or ADSs, the value and nature of our assets, and the sources and nature of our income, we believe that we were a PFIC for our prior taxable year. Because we hold a significant amount of cash on our balance sheet, our status as a PFIC generally depends on the value of our goodwill and other intangible assets that we believe should be treated as active assets. As we determine the value of these assets by reference to our market capitalization, volatility in the trading price of our Class A ordinary shares and ADSs can have a significant impact on this analysis. Accordingly, there can be no assurance that we will not be a PFIC for any year in which a U.S. Holder holds our Class A ordinary shares and ADSs. The determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares and such U.S. Holder does not make the mark-to-market election described below, such U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale or other disposition of its shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and our officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term investment, long-term investment, and accounts receivable. We place our cash and cash equivalents, restricted cash, short-term investment and long-term investment with reputable financial institutions of high credit quality. As of December 31, 2025, 100% of our cash and cash equivalents and restricted cash were held at major financial institutions located in the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.

Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2025, we had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Foreign currency exchange risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 2.9% and 2.8% in the years ended December 31, 2023 and 2024, respectively and depreciation of approximately 4.2% in the year ended December 31, 2025. For Japanese Yen (JPY) against RMB, there was depreciation of approximately 3.1% in the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. or Japanese government policy may impact the exchange rate between the RMB, the U.S. dollar and JPY in the future.

Our functional currency and reporting currency are the US$ and the RMB, respectively. Most of our revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$ and JPY. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi, the US$ and JPY in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

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

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We did not have any borrowings as of December 31, 2023 and 2024, and had long-term bank borrowings in the total amount of RMB1.7 million (US$0.2 million) as of December 31, 2025. We are not exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. We may incur additional borrowings or other facilities in the future. In addition, our future financial condition and results of operations may be affected due to changes in market interest rates.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0%, respectively. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. In 2025, we received US$8,271.91, net of withholding taxes, from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.5 million, which included US$2.3 million in underwriting discounts and commissions for the initial public offering and approximately US$0.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates.

For the period from June 11, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, we used (i) US$26.5 million of the net proceeds from our initial public offering to renovate our laboratories and offices, (ii) US$21.5 million to purchase and installation of machinery and equipment, (iii) US$1.5 million to supplement our working capital, (iv) US$38.1 million for early detection related research and development, and (v) US$129.8 million of for other operating and corporate administration expenses. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management, with the participation of the chief executive officer, the chief financial officer, has assessed the effectiveness of internal control over financial reporting as of December 31, 2025. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, our management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	6,335	5,751	822
Tax fees(2)	481	604	86

Total	6,816	6,355	908

(1)

Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, agreed upon procedures of our quarterly financial statements, and statutory audits for certain of our subsidiaries.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Our board of directors have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards app lic
able to us (the “Insider Trading Policy”). We have filed our Insider Trading Policies, as amended, as Exhibit 11.2 to this annual report on Form
20-F.
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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 99(a)(i) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

2.3	Deposit Agreement, dated as of June 16, 2020, as amended and supplemented on October 31, 2022, among the Registrant, the depositary and all holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 99(a) (ii) to the registration statement on Form F-6 (File No. 333-238921) filed with the Securities and Exchange Commission on October 31, 2022)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 20, 2023)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.3	English translation of Exclusive Business Cooperation Agreement, dated October 21, 2019, between Beijing Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.4	English translation of Exclusive Option Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.5	English translation of Equity Interest Pledge Agreement, dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.6	English translation of Agreement for Power of Attorney , dated October 21, 2019, among Beijing Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.7	English translation of the executed form of Spousal Consent Letter, dated October 21, 2019, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F 1 (File No. 333 238596) , as amended, initially filed with the SEC on May 22, 2020)

4.8	Financial Support Undertaking Letter, dated October 21, 2019, issued by the Registrant to Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.9	Voting proxy agreement, dated October 21, 2019, by and between the Registrant and Beijing Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

Exhibit Number	Description of Document

4.10	Series C Preferred Share Purchase Agreement, dated January 31, 2019, by and among the Registrant and other parties thereto ( incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-238596), as amended, initially filed with the SEC on May 22, 2020)

4.11	Series C+ Preferred Share Purchase Agreement, dated December 30, 2019, by and among the Registrant and other parties thereto (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.12	2020 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.13	Subscription Agreement, dated June 5, 2020, between the Registrant and Lake Bleu Prime Healthcare Master Fund Limited (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

4.14	English translation of Supplemental Exclusive Business Cooperation Agreement, dated May 10, 2024, between Guangzhou Burning Rock Biotech Limited and Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

4.15	English translation of Supplemental Exclusive Option Agreement, dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

4.16	English translation of Supplemental Equity Interest Pledge Agreement, dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

4.17	English translation of Supplemental Agreement for Power of Attorney , dated May 10, 2024, among Guangzhou Burning Rock Biotech Limited, Burning Rock (Beijing) Biotechnology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

4.18	English translation of the executed form of Spousal Consent Letter, dated May 10, 2024, granted by the spouses of individual shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd. (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

4.19	Voting proxy agreement, dated May 10, 2024, by and between the Registrant and Guangzhou Burning Rock Biotech Limited (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

8.1*	Significant Subsidiaries and VIE of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-238596) , as amended, initially filed with the SEC on May 22, 2020)

11.2	Amended and Restated Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Shihui Partners

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-39316) filed with the SEC on April 29, 2024)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2026

Burning Rock Biotech Limited

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Burning Rock Biotech Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
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

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2025, the Company’s long-lived assets amounted to RMB74 million. As discussed in Note 2 to the consolidated financial statements, the Company groups long-lived assets at the lowest level of identifiable cash flows and assesses the asset group for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be fully recoverable. If impairment indicators are present, the Company evaluates the recoverability of long-lived assets in an asset group by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. As a result of the impairment assessment, no impairment losses were recognized for the Company’s long-lived assets during the year ended December 31, 2025.

Auditing management’s impairment assessment of long-lived assets required subjective auditor judgment due to the estimation uncertainty in determining the future undiscounted cash flows of the asset group for which impairment indicators are identified. The significant assumption used is the revenue growth rate, which is forward looking and could be affected by future market conditions.

How We Addressed the Matter in Our Audit
To test the Company’s impairment assessment, our audit procedures included, among others, evaluating the significant assumption used to develop the future undiscounted cash flows of the asset group and testing the completeness and accuracy of the underlying data used by the Company. For example, we considered the Company’s historical performance and current market trends when evaluating the revenue growth rate. We also performed sensitivity analyses by assessing the changes to the future undiscounted cash flows of the asset group resulting from changes in the significant assumption.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019.
Shanghai, the People’s Republic of China
28 April 2026

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		519,849	478,392	68,409
Restricted cash		2,313	2,696	386
Accounts receivable (net of allowance of RMB45,867 and RMB59,254 (US$8,473) as of December 31, 2024 and 2025, respectively)	4	152,013	169,611	24,254
Contract assets (net of allowance of RMB61,856 and RMB65,651 (US$9,388) as of December 31, 2024 and 2025, respectively)	5	13,855	12,301	1,759
Inventories, net	6	53,763	48,576	6,946
Contract cost s		8,862	8,399	1,201
Prepayments and other current assets	7	25,963	18,611	2,661

Total current assets		776,618	738,586	105,616

Non-current assets:
Property and equipment, net	8	47,152	31,099	4,447
Intangible assets, net	9	421	284	41
Operating right-of-use assets	10	53,188	42,774	6,117
Other non-current assets		7,926	7,632	1,091

Total non-current assets		108,687	81,789	11,696

TOTAL ASSETS		885,305	820,375	117,312

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB216,696 and RMB212,161 (US$30,338) as of December 31, 2024 and 2025, respectively):

Accounts payable		33,747	40,744	5,826
Deferred revenue		117,895	107,819	15,418
Accrued liabilities and other current liabilities	11	89,498	80,861	11,563
Customer deposits		592	592	85
Current portion of long-term borrowings		—	200	29
Current portion of operating lease liabilities	10	24,567	16,762	2,397

Total current liabilities		266,299	246,978	35,318

Non-current
liabilities
(including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB36,840 and RMB24,687 (US$3,530) as of December 31, 2024 and 2025, respectively):

Long-term borrowings		—	1,700	243
Other non-current liabilities		10,425	11,975	1,712
Non-current portion of operating lease liabilities	10	27,754	24,458	3,497

Total non-current liabilities		38,179	38,133	5,452

TOTAL LIABILITIES		304,478	285,111	40,770

Commitments and contingencies	17	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 90,289,123 and 87,857,741 shares issued and outstanding as of December 31, 2024 and 2025, respectively)		124	120	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2024 and 2025)		21	21	3
Treasury stock	13	(63,264)	(57,193)	(8,178)
Additional paid-in capital		5,002,255	5,010,060	716,429
Accumulated deficits		(4,200,261)	(4,255,607)	(608,544)
Accumulated other comprehensive loss		(158,048)	(162,137)	(23,185)

Total shareholders’ equity		580,827	535,264	76,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		885,305	820,375	117,312

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Revenues:
Revenues from services		345,030	290,738	316,111	45,203
Revenues from sales of products		192,405	225,084	223,457	31,954

Total revenues	3	537,435	515,822	539,568	77,157

Cost of revenues:
Cost of services (including related party amounts of RMB18, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively)		(101,638)	(88,323)	(79,317)	(11,342)
Cost of goods sold		(72,570)	(65,099)	(57,337)	(8,200)

Total cost of revenues		(174,208)	(153,422)	(136,654)	(19,542)

Gross profit		363,227	362,400	402,914	57,615

Operating expenses:
Research and development expenses		(347,016)	(232,290)	(166,494)	(23,808)
Selling and marketing expenses		(247,711)	(190,904)	(165,175)	(23,620)
General and administrative expenses		(437,821)	(261,638)	(126,090)	(18,031)
Impairment loss on long-lived assets		—	(35,127)	—	—

Total operating expenses		(1,032,548)	(719,959)	(457,759)	(65,459)

Loss from operations		(669,321)	(357,559)	(54,845)	(7,844)

Interest income		17,956	12,212	8,053	1,152
Interest expenses		—	—	(30)	(4)
Other income (loss), net		484	4,706	(257)	(37)
Foreign exchange loss, net		(420)	(100)	(6,711)	(960)

Loss before income tax		(651,301)	(340,741)	(53,790)	(7,693)

Income tax expenses	14	(2,388)	(5,885)	(1,556)	(223)

Net loss		(653,689)	(346,626)	(55,346)	(7,916)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2023	2024	2025
		RMB	RMB	RMB	US$
Net loss attributable to Burning Rock Biotech Limited		(653,689)	(346,626)	(55,346)	(7,916)

Loss per share for class A and class B ordinary shares:	15
Class A ordinary shares - basic and diluted		(6.38)	(3.37)	(0.52)	(0.07)
Class B ordinary shares - basic and diluted		(6.38)	(3.37)	(0.52)	(0.07)
Weighted average shares outstanding used in loss per share computation:	15
Class A ordinary shares - basic and diluted		85,071,691	85,610,197	88,979,617	88,979,617
Class B ordinary shares - basic and diluted		17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		4,189	3,485	(4,089)	(585)

Total comprehensive loss		(649,500)	(343,141)	(59,435)	(8,501)

Total comprehensive loss attributable to Burning Rock Biotech Limited		(649,500)	(343,141)	(59,435)	(8,501)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for nu
m
ber of shares and per share data)

	Ordinary shares		Treasury stock	Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	107,613,971	145	(63,264)	5,002,255	(4,200,261)	(158,048)	580,827
Net loss		—	—	—	(55,346)	—	(55,346)
Other comprehensive income		—	—	—	—	(4,089)	(4,089)
Share-based compensation (note 12)		—	—	13,876	—	—	13,876
Purchase of treasury stock (note 13)		—	—	—	—	—	—
Exercise of options (note 12)	1,074,846	1	6,071	(6,071)	—	—	1
Reversal of options (note 12)	(3,506,228)	(5)	—	—	—	—	(5)

Balance as of December 31, 2025	105,182,589	141	(57,193)	5,010,060	(4,255,607)	(162,137)	535,264

Balance as of December 31, 2025 (US$)	105,182,589	20	(8,178)	716,429	(608,544)	(23,185)	76,542

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(653,689)	(346,626)	(55,346)	(7,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized loss on foreign currency transactions	—	—	6,079	869
Depreciation and amortization	133,400	52,200	21,761	3,112
Allowance for credit losses	18,502	10,537	17,182	2,457
Impairment for long-lived assets	—	35,127	—	—
Impairment for equity-method investment	—	247	—	—
Inventory reserve	1,105	3,205	3,160	452
Loss (gain) on disposal of equipment	1,008	2,200	(204)	(29)
Share of loss from an equity method investee	361	93	—	—
Share-based compensation	260,719	155,622	13,876	1,984
Change in fair value of convertible note receivable	(215)	5,320	—	—
Non-cash operating lease expenses	35,196	26,494	24,437	3,494
Derecognition of right-of-use asset and lease liability	(13)	(148)	—	—

Changes in operating assets and liabilities:
Accounts receivable	(12,386)	(32,626)	(30,985)	(4,430)
Contract assets	(4,011)	5,827	(2,241)	(319)
Inventories	57,277	2,508	2,498	357
Prepayments and other current and non-current assets	12,353	19,282	6,447	922
Accounts payable	(31,124)	18,892	7,176	1,026
Deferred revenue	(17,096)	(12,642)	(10,076)	(1,441)
Accrued liabilities and other current liabilities	(19,247)	(8,688)	(6,858)	(981)
Customer deposits	(606)	(605)	—	—
Deferred government grants	427	(861)	(229)	(33)
Operating lease liabilities	(37,744)	(27,619)	(25,120)	(3,592)

Net cash used in operating activities	(255,783)	(92,261)	(28,443)	(4,068)

Cash flows from investing activities:
Proceeds from disposal of equipment	84	1,565	858	123
Purchase of property and equipment	(8,104)	(5,419)	(5,249)	(751)
Purchase of intangible assets	(1,280)	(558)	—	—

Net cash used in investing activities	(9,300)	(4,412)	(4,391)	(628)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Refund of consideration for Employee Share Incentive Program	(41,855)	—	—	—
Purchase of treasury stock	(6,977)	(72)	—	—
Proceeds from long-term borrowings	—	—	2,000	286
Repayment of long-term borrowings	—	—	(100)	(14)

Net cash (used in)/generated from financing activities	(48,832)	(72)	1,900	272

Effect of exchange rate on cash, cash equivalents and restricted cash	3,863	3,691	(10,140)	(1,449)

Net decreases in cash, cash equivalents and restricted cash	(310,052)	(93,054)	(41,074)	(5,873)

Cash, cash equivalents and restricted cash at the beginning of year	925,268	615,216	522,162	74,668

Cash, cash equivalents and restricted cash at the end of year	615,216	522,162	481,088	68,795

Supplemental disclosures of cash flow information:
Interest expense paid	—	—	30	4
Income tax expense paid	—	—	—	—
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in prepayments and other non-current assets	4,656	3,206	179	26
Purchase of property and equipment included in accounts payable	1,762	1,128	1,195	171
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	615,096	519,849	478,392	68,409
Restricted cash	120	2,313	2,696	386

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	615,216	522,162	481,088	68,795

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
next-generation sequencing (“NGS”)-based products and services in the People’s Republic of China (the “PRC” or “China”).
On June 12, 2020, the Company completed its initial public offering (“IPO”) on the NASDAQ Global Select Market.
As of December 31, 2025, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

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

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table sets forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Cash and cash equivalents	150,947	235,390	33,660
Restricted cash	20	20	3
Accounts receivable (net of allowance of RMB45,590 and RMB58,895 (US$8,422) as of December 31, 2024 and 2025, respectively)	151,971	168,097	24,037
Contract assets (net of allowance of RMB61,856 and RMB65,651 (US$9,388) as of December 31, 2024 and 2025, respectively)	13,855	12,301	1,759
Inter-company receivables*	605,656	517,689	74,029
Inventories	44,756	41,863	5,987
Contract costs	8,862	4,177	597
Prepayments and other current assets	13,737	7,915	1,133

Total current assets	989,804	987,452	141,205

Property and equipment, net	19,656	17,205	2,461
Intangible assets, net	224	150	22
Other non-current assets	5,353	4,450	636
Operating right-of-use assets	41,985	25,661	3,669

Total non-current assets	67,218	47,466	6,788

TOTAL ASSETS	1,057,022	1,034,918	147,993

Accounts payable	30,408	39,283	5,617
Deferred revenue	110,652	100,766	14,409
Inter-company payables*	1,768,322	1,653,528	236,451
Accrued liabilities and other current liabilities	61,212	58,391	8,350
Customer deposits	592	592	85
Current portion of operating lease liabilities	13,832	13,129	1,877

Total current liabilities	1,985,018	1,865,689	266,789

Other non-current liabilities	10,171	11,731	1,677
Non-current portion of operating lease liabilities	26,669	12,956	1,853

Total non-current liabilities	36,840	24,687	3,530

TOTAL LIABILITIES	2,021,858	1,890,376	270,319

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

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

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2023	2024	2025

	RMB	RMB	RMB	US$
Revenues	537,502	511,590	532,828	76,194
Net (loss) Income	(340,575)	(126,621)	96,146	13,751
The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2023	2024	2025

	RMB	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(2,768)	(160,551)	85,227	12,185
Net cash used in investing activities	(606)	(3,226)	(2,684)	(384)
Net cash (used in)/ generated from financing activities	(68,894)	—	1,900	271
As of December 31, 2024 and 2025, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
Comparative Information
Certain items in the consolidated financial statements have been reclassified to conform with current year’s presentation
.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Management evaluates estimates, including but not limited to, allowance for credit loss, impairment of long-lived assets, the fair value of share-based awards, and breakage income from central laboratory business. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Convenience translation
Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB6.9931 per US$
1.00
on December 31, 2025, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
Contract cost
s
With respect to services for cancer therapy selection test and pharma research and development, the Group may incur costs to fulfill a contract before the completion of services. Contract costs generally include all direct costs, such as materials, direct labor, and indirect costs identifiable with the contracts. Contract costs are accumulated within inventory and are charged to operations as the related revenue from contracts is recognized.
Investments
The Group’s investments consist of equity method investment and convertible note receivables. The classification of an investment is determined based on the nature of the investment, the Group’s ability and intent to hold the investment, and the degree to which the Group may exercise influence over the investee.
Equity method investment represent investment of 20.29% equity interest in EaSuMed Holding Ltd. for US$363. The Group exercised significant influence over the investee with its one seat on the board of directors and accounted for its investment under the equity method. The Group recognized losses from equity method investment of RMB361, RMB93 and nil for the years ended December 31, 2023, 2024 and 2025, respectively.
As of December 31, 2024, the equity method investment showed indicator of impairment and an impairment loss of RMB247 (US$34) was recognized in other income, net for the year presented.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2024 and 2025.
The Group measures certain
non-financial
assets on a nonrecurring basis such as when there is impairment of long-lived assets. The non-recurring
fair value measurements are measured at the date of impairment. The Group measured the fair value of certain non-financial assets as of December 31, 2024. The non-recurring fair value measurements of long-lived assets are not measured and no impairment of long-lived assets recorded during the year ended December 31, 2025. Estimating the fair value of long-lived assets without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value. The Group uses valuation methodologies, the cash flow estimation approach, which requires management to use unobservable inputs (level 3) such as future revenue, cost, expenses and discounted rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future operations.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
Impairment of long-lived assets
The Group evaluates the recoverability of its long-lived assets, including property and equipment, operating right-of-use
assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
The Group recorded impairment loss on long-lived assets of nil, RMB35,127 and nil in the consolidated statements of comprehensive loss for the year ended December 31, 2023,2024 and 2025.
Interest-bearing borrowings
Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. The annual interest rate on long-term borrowings outstanding as of December 31, 2025 was 3.10%, the borrowing principal will be due in the next three years with amounts of RMB200, RMB200 and RMB1,500 respectively. The interest-bearing borrowings as of December 31, 2025 were secured by the Chief Executive Officer and one subsidiary of the Group.
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
The Group launched cancer therapy selection testing packages (“Monitoring Packages”) in 2017. Each monitoring package contain
s
a fixed number of the same type cancer therapy selection test which can be used up to two years from purchase date. The portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration based on historical usage rates are referred to as a “breakage”. The Group recognizes the expected breakage amount as revenue in proportion to the total number of tests expected to be performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue at the end of the two-year
period when the monitoring package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patient behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. The Group recognized breakage income of RMB10,924, RMB7,712 and RMB7,899 (US$1,130) for the years ended December 31, 2023, 2024 and 2025, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition
(continued)

Revenue from pharma research and development services
The Group provides pharma research and development services, primarily cancer therapy selection tests services, companion diagnostics development services, and other service agreements with the combination of various customized tests services and analytical validation services, to pharmaceutical companies for developing new drugs for targeted therapies, immunotherapies on various types of cancers and to hospitals for their studies on cancer diagnosis and treatment.
The Group’s contracts with biopharmaceutical customers and hospitals may include multiple distinct performance obligations, of which the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Performance obligation is satisfied over time if such performance does not create an asset with an alternative use to the Group, and the Group has an enforceable right to payment for performance. The Group recognizes revenue using an input method to measure progress for these arrangements, utilizing costs incurred to-date relative to total expected costs as its measure of progress, which faithfully depicts the Company’s performance in transferring control of the service. If a performance obligation is not satisfied over time, the Group records revenue at a point in time when the customer gains con tr
ol of the service.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition
(continued)

Contract assets and liabilities
Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for reagent kits as the Group has an unconditional right to bill customers only upon delivery of all reagent kits delivered. Contract assets decreased RMB1,554 (US$223) compared to December 31, 2024 was mainly due to a RMB2,241 (US$320) increase for the reclassification to accounts receivable upon delivery of all reagent kits, and a RMB3,795 (US$543) increase in provision due to higher provision ratio of long-aged contract asset balances. The provision for credit losses balance was RMB 61,856 and RMB65,651(US$9,388) for the years ended December 31, 2024 and 2025, respectively.
The Group records a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets when a customer pays consideration before the Group provides products or services. The decrease in deferred revenue of RMB10,076 (US$1,441) compared to December 31, 2024 is due to the decrease in payments from the Group’s customers as a result of the business reduction. The Group receives payments from customers based on the billing schedule established in their contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the period was RMB56,514, RMB61,907 and RMB61,049(US$8,730) for the years ended December 31, 2023, 2024 and 2025, respectively.
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2024 and 2025 were RMB574,042 and RMB575,653 (US$82,318), respectively. RMB415,804 (US$59,459) of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue after one year. All the other amounts of transaction prices allocated to the remaining performance obligations are expected to be recognized as revenue within one year. The amounts disclosed above do not include variable consideration which is constrained.
Value added taxes and related surcharges
The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 13%.
The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2023, 2024 and 2025, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses
Research and development expenses include external and internal expenses. External expenses include clinical and non-clinical
activities performed by contract research organizations. Internal expenses primarily consist of salaries and benefits for research and development personnel and the cost of materials for research and development projects and products. The Group expenses internal research and development costs as they are incurred. The Group estimates liabilities for external research and development expenses in order to match the recognition of expenses to the period in which the actual services are received. As such, accrued liabilities related to third party research and development activities are recognized based upon their estimate of services received and degree of completion of the services in accordance with the specific third-party contract.
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
Government assistances received by the Group were in the form of cash and primarily to support the Group’s operating activities. Government subsidies received were recorded as a reduction of expenses and cost by the straight-line method. As of December 31, 2024 and 2025, accrued liabilities and other current liabilities related to the government assistance received prior to conditions being met was RMB229 and nil, respectively. For the years ended December 31, 2023, 2024 and 2025, RMB663, RMB2,821 and RMB1,771 (US$253) was recorded as a reduction of research and development expenses, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases
The Group leases office space, employee dormitories and equipment. The Group’s offices and facility leases generally have lease terms between 1 to 5 years. The Group’s lease agreements are with fixed lease payments and do not contain variable lease payments or material residual value guarantees. The Group’s leases do not contain restrictions or covenants that restrict the Group from incurring other financial obligation.
The Group (as the lessee) classifies its leases as operating or financing lease at inception in accordance with the recognition criteria in ASC
842-20-25-2.
The Group classifies a lease as a finance lease if the lease meets any one of the following criteria: a) the leases transfers ownership of the underlying asset to the lessee by the end of the lease term, b) the leases grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, c) the lease term is for a major part of the remaining economic life of the underlying asset, d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Group classifies a lease as an operating lease when it does not meet any one of these criteria. The Group’s lease portfolio consists entirely of operating leases as of December 31, 2024 and 2025.
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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee defined contribution plan
As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB70,230, RMB53,878 and RMB47,018 (US$6,583) for the years ended December 31, 2023, 2024 and 2025, respectively.
Concentration of risks
Liquidity risk
The Group incurred a net loss of RMB346.6 million and RMB55.3 million for the years ended December 31, 2024 and 2025, respectively, and net cash used in operating activities was RMB92.3 million and RMB28.4 million for the years ended December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and implements cost saving measures to control the daily operating costs and expenses.
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
Concentration of credit risk
As of December 31, 2025, the Group had RMB481,088 (US$68,795) cash and cash equivalents and restricted cash, 100% of which were held by financial institutions in the PRC. The Group regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.
Accounts receivable are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2024 and 2025, the Group had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of risks
(continued)

Concentration of suppliers
A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 65%, 62% and 46% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2023, 2024 and 2025, respectively. A significant interruption by these suppliers in the delivery of equipment and raw materials could impair the Group’s ability to deliver the products and service and could materially adversely impact its consolidated statements of loss and other comprehensive loss and consolidated statements of financial position. The Group has minimized such risk by introducing alternative suppliers to ensure a constant supply.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For US$ against RMB, there was appreciation of approximately 2.9%, 2.8% and depreciation of approximately 4.2% in the years ended December 31, 2023, 2024 and 2025 respectively.
 For Japanese Yen (JPY) against RMB, there was de
preciation of approximately 3.1%

in the year ended December 31, 2025.
The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$ and JPY. It is difficult to predict how market forces or PRC or U.S. or Japanese government policy may impact the exchange rate between the Renminbi, the US$, and JPY in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements
New accounting standards which have been adopted
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740)
–
Improvements to Income Tax Disclosures
, which provide more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The Group has adopted ASU
2023-09
since January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.
New accounting standards which have not yet been adopted
In November 2024, the FASB issued ASU
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
In July 2025, the FASB issued ASU
2025-05,
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
(“ASU
2025-05”),
which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU
2025-05
is effective for annual reporting periods beginning after 15 December 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group does not expect the adoption of the accounting standard updates would have a material impact on the Company’s financial position and performance.
In December 2025, the FASB issued ASU
2025-10,
Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
(“ASU
2025-10”),
to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently in the process of evaluating the disclosure impact of adopting ASU
2025-10.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3.	SEGMENT REPORTING
For the years ended December 31, 2023, 2024 and 2025, the Group had three operating segments, including central laboratory business,
in-hospital
business and pharma research and development services. The operating segments also represented the reporting segments. The CODM considers year-over-year fluctuations and budget-to-actual
variances of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital
business and pharma research and development services when assessing performance and deciding how to allocate resources. Other than the information provided below, the CODM does not use any other operating costs or assets information to measure the performance of operating segments or allocate resources. All revenues disclosed are only generated from external customers. The accounting policies of the segments are the same as those used by the Group. The Group prepared the financial results of the operating segments on a basis that is consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions. The reconciliation of gross profit of reportable segments to consolidated loss before income tax was consistent with the consolidated statements of comprehensive loss.
Summarized information by segments for the years ended December 31, 2023, 2024 and 2025 is as follows:

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

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3.	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2024
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	175,649	(592)	115,681	290,738
Revenue s from sales of products	—	225,084	—	225,084

Total revenues	175,649	224,492	115,681	515,822

Cost of revenues:	(33,808)	(65,099)	(54,515)	(153,422)

Gross profit	141,841	159,393	61,166	362,400

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3.	SEGMENT REPORTING (CONTINUED)

	For the year ended December 31, 2025
	Central laboratory business		In-hospital business		Pharma research and development services		Total
	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues:
Revenues from services	159,993	22,878	578	83	155,540	22,242	316,111	45,203

Revenues from sales of products	—	—	223,457	31,954	—	—	223,457	31,954

Total revenues	159,993	22,878	224,035	32,037	155,540	22,242	539,568	77,157

Cost of revenues:	(22,417)	(3,205)	(57,337)	(8,200)	(56,900)	(8,137)	(136,654)	(19,542)

Gross profit	137,576	19,673	166,698	23,837	98,640	14,105	402,914	57,615

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

3.	SEGMENT REPORTING (CONTINUED)

Geographic information
The analysis of the total long-lived assets excluding intangible assets by country was as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
PRC	102,154	63,187	9,036
United States	6,112	18,318	2,619

Total	108,266	81,505	11,655

Total revenues by location of contracting customer are presented as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Overseas	61,244	100,088	100,928	14,432
Chinese mainland	476,191	415,734	438,640	62,725

Total	537,435	515,822	539,568	77,157

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

4.	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	197,880	228,865	32,727
Allowance for credit losses	(45,867)	(59,254)	(8,473)

Total	152,013	169,611	24,254

The movements in the allowances for doubtful accounts and credit losses were as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	42,914	38,396	45,867	6,559
(Reversals)/Provisions	(4,518)	7,471	13,387	1,914

Balance at the end of the year	38,396	45,867	59,254	8,473

For the year ended December 31, 2025, the Group recorded a specific provision for credit losses of RMB9,467 for a customer, due to significant uncertainty in the recoverability of the related account receivable.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

5.	CONTRACT ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Contract assets	75,711	77,952	11,147
Allowance for credit losses	(61,856)	(65,651)	(9,388)

Total	13,855	12,301	1,759

The movements in the provision for contract assets and allowance for credit losses were as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	35,770	58,790	61,856	8,845
Provisions	23,020	3,066	3,795	543

Balance at the end of the year	58,790	61,856	65,651	9,388

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

6.	INVENTORIES, NET

	As of December 31,
	2024	2025
	RMB	RMB	US$
Raw materials	32,827	28,445	4,068
Work in progress	6,617	4,373	625
Finished goods	14,319	15,758	2,253

Total	53,763	48,576	6,946

7.	PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deductible input VAT	7,402	10,769	1,540
Prepayments	11,853	4,995	714
Deposits	6,136	2,399	343
Interest receivable	177	70	10
Others	395	378	54

Total	25,963	18,611	2,661

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET
Property and equipment consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Machinery and laboratory equipment	272,231	273,051	39,045
Vehicles	1,572	1,572	224
Furniture and tools	14,660	14,189	2,029
Electronic equipment	52,203	44,895	6,420
Leasehold improvements	187,225	187,028	26,744
Construction in progress	634	634	91

	528,525	521,369	74,553
Accumulated depreciation	(448,194)	(457,973)	(65,488)
Accumulated impairment	(33,179)	(32,297)	(4,618)

Total	47,152	31,099	4,447

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB131,452, RMB51,387 and RMB21,624 (US$3,092), respectively.

9.	INTANGIBLE ASSETS, NET
Intangible assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Computer software	12,429	12,424	1,777
Accumulated amortization	(11,442)	(11,574)	(1,655)
Accumulated impairment	(566)	(566)	(81)

Total	421	284	41

Amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB1,948, RMB813 and RMB137 (US$20), respectively. As of December 31, 2025, estimated amortization expenses of the existing intangible assets for each of the next five years was RMB211, RMB73, nil, nil and nil, respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

10.	LEASES
As of December 31, 2024 and 2025, the weighted average remaining lease term for the Group’s operating leases were 2.43 years and 2.98 years, respectively, and the corresponding weighted average discount rates were 3.71% and 3.32%, respectively.
The components of lease cost were as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating lease cost	35,197	26,494	24,437	3,494
Short-term lease cost	1,971	5,347	—	—

Total lease cost	37,168	31,841	24,437	3,494

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	37,700	27,385	24,479	3,500
ROU assets obtained in exchange for operating lease liabilities	—	65,841	16,667	2,383
Future lease payments under operating leases as of December 31, 2025 were as follows:

	Operating leases
	RMB	US$
Years ending December 31,
2026	17,761	2,540
2027	14,854	2,124
2028	3,528	504
2029	3,617	517
2030	3,391	485

Total future lease payments	43,151	6,170
Less: imputed interest	(1,931)	(276)

Total lease liability balance	41,220	5,894

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

11.	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES
Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Accrued payroll and welfare	47,098	43,548	6,227
Other taxes and surcharge	14,458	16,382	2,343
Accrued reimbursement expenses	9,611	8,438	1,207
Others	18,331	12,493	1,786

Total	89,498	80,861	11,563

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12.	SHARE-BASED COMPENSATION
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

12.	SHARE-BASED COMPENSATION (CONTINUED)
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

12.	SHARE-BASED COMPENSATION (CONTINUED)

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
The assumptions used to estimate the fair values of the share options granted are as follows:

	For the years ended December 31,
	2023	2024	2025
Risk-free interest rate	3.48%-4.61%	3.70%-4.57%	3.97%-4.23%
Dividend yield	0%	0%	0%
Expected volatility range	47.9%-50.69%	47.83%-52.04%	48.47%-51.33%
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$0.93-3.11	US$0.28-0.76	US$0.29-1.35

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12.	SHARE-BASED COMPENSATION (CONTINUED)
Share options
(continued)

The following table summarizes the share option activities for the year ended December 31, 2025:

	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2025	14,939,945	2.2266	2.43	7.72	4,238

Granted	1,349,580	0.0002	0.30
Exercised	(1,074,846)	0.0002	9.49
Reversal	3,506,228	—	—
Forfeited	(1,238,454)	1.5632	1.15

Outstanding, December 31, 2025	17,482,453	1.7921	6.67	6.49	18,711

Vested and expected to vest at December 31, 2025	17,482,453	1.7921	6.67	6.49	18,711

Exercisable at December 31, 2025	5,626,253	0.6555	19.48	4.97	11,456

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date for those awards that had an exercise price below the estimated fair value of the relevant ordinary shares.
The weighted average grant date fair value of the share options granted during the years ended December 31, 2023, 2024 and 2025 were US$3.07, US$0.74 and US$0.30, respectively. Total intrinsic value of the options exercised for the years ended December 31, 2023, 2024 and 2025 were RMB229, RMB27,657 and RMB
15,783
(US$
2,257
). The aggregate fair values of the equity awards vested during the years ended December 31, 2023, 2024 and 2025 were RMB39,410, RMB987,921 and RMB49,576 (US$7,089), respectively.
As of December 31, 2025, total unrecognized employee share-based compensation expense related to unvested options was RMB53,672 (US$7,675), which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost is recognized over a weighted-average period of 0.50 years.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

12.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares units
The Board granted restricted share units to the board members in June 2020, June 2022 and June 2023. The Board determined vesting and other conditions of individual awards, which are subject to multiple service vesting periods. The restricted share units vest over a period of two years. The Group determined the fair value of the restricted share units using the grant date closing ADS price quoted on NASDAQ exchange. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the restricted shares units. The restricted shares units are exercisable up to ten years from the grant date. As of December 31, 2024 and 2025, there were 25,267 and 25,267 restricted shares vested and expected to vest, with a weighted average grant date fair value of US$2.34 and US$2.34 per unit, a weighted average remaining contractual term of 7.47 and 6.47 years, and an aggregate intrinsic value of US$19 and US$53.
Total share-based compensation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cost of revenues	2,313	1,869	1,189	170
Research and development expenses	53,474	30,677	1,862	266
Selling and marketing expenses	9,658	5,010	2,761	395
General and administrative expenses	195,274	118,066	8,064	1,153

Total	260,719	155,622	13,876	1,984

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

13.	TREASURY STOCK
Treasury stock account includes 34,724 ordinary shares repurchased from shareholder, 393,028 ordinary shares repurchased from eligible employees under ESIP No. 1 and ESIP No. 2 and 3,023,138 ordinary shares repurchased from the open market as of December 31, 2025.
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
In March, June and September 2025, 427,752 shares of treasury stock were reissued for exercise of share options by the employees.
The remaining repurchased stock is reserved for future issuance upon the exercise of the Company’s vested share options and hence classified as treasury stock.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES
Cayman Islands
Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.
United States
As a result of the United States tax law amendments, the federal statutory income tax rate for the subsidiary in the US was 21% for the year ended December 31, 2025. Burning Rock Dx LLC operated its business in the states of California, Maryland, Colorado and Massachusetts, and was also subject to state income tax at rates of approximately 8.84%, 8.25%, 4.25% and 8.0%, respectively, for the year ended December 31, 2025.
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
Guangzhou Burning Rock Dx Co., Ltd. was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2025 and is subject to a preferential rate of 15% for three years from 202
5
to 202
7
.
Burning Rock Biotechnology (Shanghai) Co., Ltd. was recognized as a qualified HNTE under the EIT Law by the relevant government authorities in December 2024 and is subject to a preferential rate of
 15% for three years from 2024 to 2026.
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
The Group’s loss before income tax consists of:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
PRC	(604,997)	(305,469)	(23,940)	(3,424)
Non-PRC	(46,304)	(35,272)	(29,850)	(4,269)

Total loss before income tax	(651,301)	(340,741)	(53,790)	(7,693)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES (CONTINUED)

The current and deferred components of the income tax expenses are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Current income tax expenses	2,388	5,885	1,556	223
Deferred income tax expenses	—	—	—	—

Total income tax expenses	2,388	5,885	1,556	223

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax	(651,301)	(340,741)
PRC statutory income tax rate	25%	25%
Income tax at statutory tax rate	(162,825)	(85,185)
Effect of different tax rates	(439)	355
Effect of PRC preferential tax rates	10,258	530
Research and development super-deduction	(21,812)	(15,814)
Non-deductible expenses	69,646	38,398
Non-taxable income	(1,807)	(1,776)
Expiration of tax attributes	12,421	14,327
Deferred only adjustment	(3,083)	(1,367)
Transfer pricing adjustment	12,011	3,460
Interest and penalty	219	783
Tax rate change	(13,453)	(431)
Provision to return	2,722	(7,900)
Changes in valuation allowance	98,530	60,505

Income tax expenses	2,388	5,885

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES (CONTINUED)

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows (continued):

	For the years ended December 31,
	2025
	RMB	US$	Percent
Income tax expense at PRC statutory rate	(13,448)	(1,923)	25%
Foreign Tax Effect s
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	1,223	175	-2%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	(144)	(21)	0%
Non-deductible expenses	1,008	144	-2%
Non-taxable income	(1,287)	(184)	2%
United States
Statutory tax rate difference between PRC and other jurisdictions	(842)	(120)	2%
Deferred only adjustment	1,350	193	-3%
Changes in valuation allowance	6,210	888	-12%
Others	(54)	(8)	0%
Effect of PRC preferential tax rates	3,485	498	-6%
Non-deductible expenses
Exchange gain and loss	7,891	1,128	-15%
Nondeductible ESOP expense	3,548	507	-7%
Excessive Entertainment	4,260	609	-8%
Disposal loss	810	116	-2%
Others	670	97	-1%
Changes in valuation allowance	14,831	2,121	-28%
Changes in Unrecognized Tax Benefits	1,335	191	-2%
Other adjustments
Research and development super-deduction	(57,595)	(8,235)	107%
Tax rate change	870	124	-2%
Provision to return	14,232	2,035	-26%
Expiration of tax attributes	12,504	1,788	-23%
Interest and penalty	699	100	-1%
Income tax expenses	1,556	223	-3%

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES (CONTINUED)

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	35,942	43,347	6,199
Net operating loss carried forward	228,450	262,425	37,526
Depreciation and amortization	1,460	4,711	674
Excessive education fee	521	485	69
Capitalized research and development expense	20,048	11,092	1,586
Research and development expense recognition	295,499	287,854	41,162
Deferred revenue recognition	1,993	1,932	276
Excessive donation expense carried forward	1,943	1,442	206
Impairment loss on fixed asset and intangible asset	8,884	2,646	377
Fair value change on financial assets	1,330	1,250	179
Operating lease liabilities	13,195	8,502	1,216

Gross deferred tax assets	609,265	625,686	89,470

Less: Valuation allowance	(595,868)	(616,909)	(88,216)

Total deferred tax assets	13,397	8,777	1,254

Deferred tax liabilities:
Operating right-of-use assets	(13,397)	(8,777)	(1,254)

Total deferred tax liabilities	(13,397)	(8,777)	(1,254)

Net deferred tax assets	—	—	—

The Company operates through its subsidiaries, VIE and subsidiaries of the VIE and valuation allowance is considered on an individual entity basis. The Company recorded full valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2024 and 2025. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2024 and 2025, the Group had net operating losses of RMB885,130 and RMB1,031,125 (US$147,449), respectively, from its PRC subsidiaries and US subsidiary. The tax losses in the PRC can be carried forward for five years to offset future taxable income, and the period is extended to ten years for entities that qualify as a HNTE. The Company’s net operating losses from PRC subsidiaries are estimated to expire beginning 2025, and the net operating losses from United States subsidiary can be carried forward with no expiration date.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

14.	INCOME TAXES (CONTINUED)

As of December 31, 2025, the Company intends to permanently reinvest the undistributed earnings from foreign subsidiaries to fund future operations. As of December 31, 2025, the total amount of undistributed earnings from its PRC subsidiaries as well as VIE is nil. The total undistributed earnings of the Company’s Hong Kong subsidiary is RMB42,444 (US$6,069). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
Unrecognized tax benefits
As of December 31, 2024 and 2025, the Company recorded an unrecognized tax benefits of RMB11,338 and RMB13,738 (US$1,964), respectively, of which RMB9,172 and RMB10,029 (US$1,434) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of uncertain tax position will change in the next twelve months; however, an estimate of the range of the possible outcomes cannot be made at this moment. As of December 31, 2025, unrecognized tax benefits of RMB13,738 (US$1,964), if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Balance at beginning of the year	19,353	11,338	1,621
Additions	—	2,400	343
Decreases	(8,015)	—	—

Balance at end of the year	11,338	13,738	1,964

The Company records interest and penalties as part of its income tax expense. For the year ended December 31, 2025, the Company recorded RMB699 (US$100) of interest expense in relation to the unrecognized tax benefit into income tax expense. The accumulated interest expense accrued in relation to the unrecognized tax benefit is RMB1,701 (US$243) as of December 31, 2025.
In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 20
20
through 202
5
remain open to examination by the respective tax authorities. The Group may also be subject to examinations of tax filings in other jurisdictions, which are not material to the consolidated financial statements.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

15.	LOSS PER SHARE
Basic and diluted loss per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

	For the years ended December 31,
	2023		2024		2025
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(543,089)	(110,600)	(288,286)	(58,340)	(46,326)	(6,626)	(9,020)	(1,290)

Denominator:
Weighted-average number of ordinary shares outstanding	85,188,137	17,324,848	85,610,197	17,324,848	88,979,617	88,979,617	17,324,848	17,324,848
Effect of unvested restricted shares	(116,446)	—	—	—	—	—	—	—

Weighted-average number of ordinary shares outstanding – basic and diluted	85,071,691	17,324,848	85,610,197	17,324,848	88,979,617	88,979,617	17,324,848	17,324,848

Loss per share - basic and diluted	(6.38)	(6.38)	(3.37)	(3.37)	(0.52)	(0.07)	(0.52)	(0.07)

The Group applied the
two-class
method to the outstanding Class A and Class B ordinary shares for the years ended December 31, 2023, 2024 and 2025. The Group excluded unvested restricted shares from the computation of weighted-average number or ordinary shares outstanding because the Group was in a loss position and the restricted shares holders do not have an obligation to fund losses of the Group. The Group excluded the effects of all outstanding share options from the computation of diluted loss per share for the years ended December 31, 2023, 2024 and 2025 as their effects would be anti-dilutive.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship
EaSuMed Holding Ltd.	Equity method investee

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Service received from:
EaSuMed Holding Ltd.	18	—	—	—

17.	COMMITMENTS AND CONTINGENCIES
Commitments
The Group had no significant commitments as of December 31, 2025.
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

18.	RESTRICTED NET ASSETS
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
Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in
capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. As of December 31, 2024 and 2025, restricted net assets of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries were RMB194,264 and RMB97,155 (US$13,893), respectively.

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323,
Investments—Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as “Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries, the VIE and the VIE’s subsidiaries was reduced to nil as of December 31, 2024 and 2025 and the carrying amount of “Inter-company receivables” was further adjusted as the Company committed to provide financial support to the VIE as disclosed in Note 1.
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

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,328	9,571	1,369
Restricted cash	224	919	131
Inter-company receivables	3,198,215	3,122,220	446,472
Prepayments and other current assets	297	111	16

Total current assets	3,208,064	3,132,821	447,988

Non-current assets:
Property and equipment, net	77	75	10

Total non-current assets	77	75	10

Total assets	3,208,141	3,132,896	447,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Inter-company payables	2,626,851	2,596,203	371,252
Accrued liabilities and other current liabilities	463	1,429	204

Total current liabilities	2,627,314	2,597,632	371,456

Total liabilities	2,627,314	2,597,632	371,456

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)
Condensed Balance Sheets
(continued)

	As of December 31,
	2024	2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Class A ordinary shares (par value of US$0.0002 per share; 230,000,000 shares authorized; 90,289,123 and 87,857,741 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	124	120	17
Class B ordinary shares (par value of US$0.0002 per share; 20,000,000 shares authorized; 17,324,848 shares issued and outstanding as of December 31, 2024 and 2025)	21	21	3
Treasury stock	(63,264)	(57,193)	(8,178)
Additional paid-in capital	5,002,255	5,010,060	716,429
Accumulated deficits	(4,200,261)	(4,255,607)	(608,544)
Accumulated other comprehensive loss	(158,048)	(162,137)	(23,185)

Total shareholders’ equity	580,827	535,264	76,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,208,141	3,132,896	447,998

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues	—	—	—	—

Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Operating expenses:
General and administrative expenses	(11,616)	(13,128)	(9,123)	(1,306)
Impairment loss on long-lived assets	—	(102)	—	—
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(645,522)	(337,078)	(50,457)	(7,215)

Total operating expenses	(657,138)	(350,308)	(59,580)	(8,521)

Loss from operations	(657,138)	(350,308)	(59,580)	(8,521)

Interest income	3,811	4,021	4,234	605
Other expense, net	(362)	(339)	—	—

Loss before income taxes	(653,689)	(346,626)	(55,346)	(7,916)

Income tax expenses	—	—	—	—

Net loss	(653,689)	(346,626)	(55,346)	(7,916)

Other comprehensive (loss) income, net of tax of nil:	—	—	—	—
Foreign currency translation adjustments	4,189	3,485	(4,089)	(585)
Total comprehensive loss	(649,500)	(343,141)	(59,435)	(8,501)

BURNING ROCK BIOTECH LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

19.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Cash Flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash ( used in )/generate d from operating activities	(19,253)	(7,833)	15,221	2,176
Net cash used in investing activities	(41,305)	(5,840)	(8,714)	(1,247)
Net cash generated from financing activities	—	8,902	—	—
Effect of exchange rate changes	813	90	(5,569)	(796)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(59,745)	(4,681)	938	133

Cash, cash equivalents and restricted cash at the beginning of year	73,978	14,233	9,552	1,367

Cash, cash equivalents and restricted cash at the end of year	14,233	9,552	10,490	1,500